Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267241

PROXY STATEMENT OF ZYMERGEN INC.	PROSPECTUS OF GINKGO BIOWORKS HOLDINGS, INC.

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear Zymergen Stockholders:

You are cordially invited to attend a special meeting of the stockholders of Zymergen Inc., a Delaware public benefit corporation (“Zymergen”), which will be held at 11:00 a.m. Pacific Daylight Time, on October 17, 2022. In light of the continuing effects of the coronavirus/COVID-19 outbreak and in the best interests of public health and the health and safety of the board of directors of Zymergen (the “Zymergen Board”), employees and stockholders, Zymergen is holding a virtual-only meeting (the “Special Meeting”). Stockholders can attend the meeting via the Internet at www.virtualshareholdermeeting.com/ZY2022SM by using the 16-digit control number which appears on your proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials.

As previously announced, Zymergen, Ginkgo Bioworks Holdings, Inc., a Delaware corporation (“Ginkgo”), and Pepper Merger Subsidiary Inc., a Delaware corporation and an indirect wholly owned subsidiary of Ginkgo (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of July 24, 2022 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Zymergen, with Zymergen continuing as the surviving corporation (the “Merger”). The Zymergen Board and the board of directors of Ginkgo each unanimously approved the Merger Agreement and related transactions.

If the Merger is completed, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001, of Zymergen (“Zymergen Common Stock”) that is issued and outstanding immediately prior to the Effective Time will be automatically cancelled and converted into the right to receive a number of shares of Class A common stock, par value $0.0001, of Ginkgo (“Ginkgo Class A Common Stock”) equal to the product of the number of shares of Zymergen Common Stock multiplied by 0.9179 (the “Exchange Ratio”). The Exchange Ratio is fixed and will not be adjusted to reflect changes in the price of Zymergen Common Stock or Ginkgo Class A Common Stock prior to the closing of the Merger. No fractional shares will be issued in the Merger. Instead, Zymergen stockholders will receive cash in lieu of any fractional shares. Based on the estimated number of shares of Zymergen Common Stock and Ginkgo Class A Common Stock outstanding on July 22, 2022, the last trading day before the public announcement of the Merger Agreement, Zymergen and Ginkgo estimate that, upon completion of the Merger, former Zymergen stockholders and certain other Zymergen equityholders will own approximately 5.25% of Ginkgo on a fully diluted basis, determined using the treasury stock method.

At the Special Meeting, Zymergen stockholders will be asked to vote on proposals to (i) adopt the Merger Agreement (the “Merger Proposal”) and (ii) approve adjournments of the Special Meeting, if necessary or appropriate, to solicit additional proxies if sufficient votes to approve the Merger Proposal have not been obtained by Zymergen (the “Adjournment Proposal”). Information about the Special Meeting, the Merger and other related business to be considered by Zymergen stockholders at the Special Meeting is included in the accompanying proxy statement/prospectus. We urge all Zymergen stockholders to read the accompanying proxy statement/prospectus, including the annexes. In particular, we urge you to read carefully “Risk Factors” beginning on page 24 of the accompanying proxy statement/prospectus.

Your vote is very important regardless of the number of shares of Zymergen Common Stock that you own. The Merger cannot be completed without the approval of the Merger Proposal by the affirmative vote of a majority of the outstanding shares of Zymergen Common Stock.

Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you are a Zymergen stockholder of record and you do not submit a valid proxy or attend the virtual Special Meeting to vote your shares of Zymergen Common Stock in person, abstentions will have the the same effect as a vote against Merger Proposal and the Adjournment Proposal. If you hold your shares of Zymergen Common Stock in “street name” and fail to instruct your broker, bank or other nominee how to vote your shares on the Merger Proposal, it will have the same effect as (1) a vote against the Merger Proposal and (2) no effect on the Adjournment Proposal. The Zymergen Board unanimously recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Shares of Zymergen Common Stock are listed on the Nasdaq Global Market under the symbol “ZY.” Shares of Ginkgo Class A Common Stock are listed on the New York Stock Exchange under the symbol “DNA.” We urge you to obtain current market quotations for shares of Zymergen Common Stock and Ginkgo Class A Common Stock.

We appreciate your continued support and interest in Zymergen.

Jay Flatley
Chairman and Acting Chief Executive Officer
Zymergen Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the other transactions described in the accompanying proxy statement/prospectus or the securities to be issued in connection with the Merger or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated September 14, 2022 and is first being mailed to Zymergen stockholders on or about September 14, 2022.

Zymergen Inc.

5959 Horton Street, Suite 700

Emeryville, CA 94608

Notice of Special Meeting of Stockholders to be Held on October 17, 2022

Dear Zymergen stockholders:

We are pleased to invite you to attend the special meeting of the stockholders of Zymergen Inc., a Delaware public benefit corporation (“Zymergen”), which will be held on October 17, 2022, at 11:00 a.m. Pacific Daylight Time (the “Special Meeting”). You will be able to attend via the Internet at www.virtualshareholdermeeting.com/ZY2022SM by using the 16-digit control number which appears on your proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials. We are holding the Special Meeting for the following purposes:

•

To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated July 24, 2022 (the “Merger Agreement”), by and among Zymergen, Ginkgo Bioworks Holdings, Inc., a Delaware corporation (“Ginkgo”), and Pepper Merger Subsidiary Inc. a Delaware corporation and an indirect wholly owned subsidiary of Ginkgo (“Merger Sub”), as such agreement may be amended from time to time (the “Merger Proposal”). A copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus accompanying this notice; and

•

To consider and vote on a proposal to approve adjournments of the Special Meeting, if necessary or appropriate, to solicit additional proxies if sufficient votes to approve the Merger Proposal have not been obtained by Zymergen (the “Adjournment Proposal”).

Approval of the Merger Proposal is required for completion of the Merger. The Adjournment Proposal is not a condition to the obligations of Zymergen or Ginkgo to complete the Merger.

Zymergen will transact no other business at the Special Meeting except for the proposals set forth above. Please refer to the attached proxy statement/prospectus for further information with respect to the business to be transacted at the Special Meeting.

At a meeting of the board of directors of Zymergen (the “Zymergen Board”) held on July 23, 2022, the Zymergen Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were fair and in the best interests of Zymergen, the stockholders of Zymergen, those materially affected by Zymergen’s conduct, and the public benefit purpose of Zymergen; (ii) declared it advisable to enter into the Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth therein; (iii) approved the execution and delivery of the Merger Agreement by Zymergen, the performance by Zymergen of its covenants and other obligations under the Merger Agreement, and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth therein; (iv) agreed that the Merger, upon the terms, and subject to the conditions, contained therein was authorized and approved in accordance with the requirements of the General Corporation Law of the State of Delaware (the “DGCL”); and (v) resolved to recommend that the stockholders of Zymergen adopt the Merger Agreement in accordance with the DGCL.

The Zymergen Board recommends that Zymergen stockholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

The Zymergen Board has set August 31, 2022 as the record date (the “Record Date”) for the Special Meeting. Only holders of record of shares of Zymergen common stock, par value $0.001 (“Zymergen Common Stock”), at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting and any adjournment thereof. A list of Zymergen stockholders entitled to vote at the Special Meeting will be available for inspection at Zymergen’s principal executive offices, located at 5959 Horton Street, Suite 700, Emeryville, CA 94608, at least 10 days prior to the date of the Special Meeting for any purpose germane to the Special Meeting during ordinary business hours. The list will also be available during the Special Meeting for inspection by any Zymergen stockholder through the meeting website at www.virtualshareholdermeeting.com/ZY2022SM.

Approval of the Merger Proposal requires the affirmative vote of the majority of the outstanding shares of Zymergen Common Stock. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares of Zymergen Common Stock present at the virtual Special Meeting in person, by remote communication, if applicable, or by proxy. If you are a Zymergen stockholder of record, abstentions will have the same effect as (1) a vote against the Merger Proposal and (2) no effect on the Adjournment Proposal.

Your vote is important. Whether or not you expect to attend the Special Meeting, we urge you to submit a proxy as promptly as possible to instruct the voting of your shares of Zymergen Common Stock by proxy over the telephone or through the Internet, or by completing, dating, signing and returning a proxy that Zymergen may mail to you as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. Even if you have voted by proxy, you may still vote at the virtual meeting. Please note, however, that if your shares are held through a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from your broker, bank or other nominee.

By Order of the Board of Directors,

Jay Flatley
Chairman and Acting Chief Executive Officer
Zymergen Inc.

September 14, 2022

Emeryville, CA

PLEASE FOLLOW THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD AND SUBMIT YOUR PROXY PROMPTLY. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT SUBMITTING A PROXY FOR YOUR SHARES OF ZYMERGEN COMMON STOCK, YOU SHOULD CONTACT MACKENZIE PARTNERS, INC., ZYMERGEN’S PROXY SOLICITOR. ZYMERGEN STOCKHOLDERS PLEASE CALL TOLL-FREE AT 1-800-322-2885.

Stockholders can attend the meeting via the Internet at www.virtualshareholdermeeting.com/ZY2022SM by using the 16-digit control number which appears on your proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the United States Securities and Exchange Commission (the “SEC”) by Ginkgo Bioworks Holdings, Inc. (“Ginkgo”) (File No. 333-267241), constitutes a prospectus of Ginkgo under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Ginkgo Class A Common Stock to be issued to Zymergen Inc. (“Zymergen”) stockholders pursuant to the Merger Agreement. This document also constitutes a notice of meeting and proxy statement of Zymergen under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Ginkgo has supplied all information contained in this proxy statement/prospectus relating to Ginkgo. Zymergen has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Zymergen. Ginkgo and Zymergen have both contributed to information relating to the Merger.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated September 14, 2022, and is based on information as of that date or such other date as may be noted. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date. You should not assume that the information contained in any document incorporated or deemed to be incorporated by reference herein is accurate as of any date other than the date of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. Neither the mailing of this proxy statement/prospectus to the Zymergen stockholders nor the taking of any actions contemplated hereby by Ginkgo or Zymergen at any time will create any implication to the contrary.

Unless otherwise indicated or as the context otherwise requires, all references in this proxy statement/prospectus to:

•

“Adjournment Proposal” refers to the proposal to approve adjournments of the Special Meeting, if necessary or appropriate, to solicit additional proxies if sufficient votes to approve the Merger Proposal have not been obtained by Zymergen;

•	“Allen & Company” refers to Allen & Company LLC, financial advisor to Ginkgo;

•	“Closing Date” refers to the date on which the consummation of the Merger actually occurs;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•	“COVID-19” refers to SARS-CoV-2 or COVID-19, and any evolutions, variations or mutations thereof or related or associated epidemics, pandemic or disease outbreaks;

•	“Cowen” refers to Cowen and Company, LLC, financial advisor to Zymergen;

•	“DCVC” refers to Data Collective II, L.P. and certain of its affiliates that are stockholders of Zymergen;

•	“DGCL” refers to the General Corporation Law of the State of Delaware;

•	“DOJ” refers to the United States Department of Justice;

•

“Effective Time” refers to the filing of the certificate of merger with the Secretary of State of the State of Delaware or such later date and time as Zymergen and Ginkgo may agree upon and as is set forth in such certificate of merger;

i

•	“ESPP” means Zymergen’s 2021 Employee Stock Purchase Plan;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•

“Exchange Ratio” refers to 0.9179 of a share of Ginkgo Class A Common Stock for each share of Zymergen Common Stock issued and outstanding immediately prior to the Closing Date (other than certain excluded shares specified in the Merger Agreement);

•	“FDA” means the United States Food and Drug Administration;

•	“Freshfields” refers to Freshfields Bruckhaus Deringer US LLP, legal counsel to Zymergen;

•	“FTC” refers to the United States Federal Trade Commission;

•	“GAAP” refers to generally accepted accounting principles, consistently applied, in the United States;

•	“Ginkgo” refers to Ginkgo Bioworks Holdings, Inc. a Delaware corporation;

•	“Ginkgo Board” refers to the Board of Directors of Ginkgo;

•	“Ginkgo Bylaws” refers to the Bylaws of Ginkgo, as may be amended;

•	“Ginkgo Charter” refers to the Certificate of Incorporation of Ginkgo, as may be amended;

•	“Ginkgo Class A Common Stock” refers to the Class A common stock, par value $0.0001 per share, of Ginkgo;

•	“Ginkgo Class B Common Stock” refers to the Class B common stock, par value $0.0001 per share, of Ginkgo;

•	“Ginkgo Class C Common Stock” refers to the Class C common stock, par value $0.0001 per share, of Ginkgo;

•	“Ginkgo 2021 Plan” refers to Ginkgo Bioworks Holdings, Inc.’s 2021 Incentive Award Plan;

•

“Ginkgo Trading Price” refers to the volume weighted average of the trading prices, rounded to four decimal points, of Ginkgo Class A Common Stock on the NYSE during normal trading hours (as reported on Bloomberg L.P. under the function “VWAP”) for the five consecutive trading days ended on (and including) the trading day that is two full trading days prior to the Closing Date;

•	“HSR Act” refers to the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“IRS” refers to the United States Internal Revenue Service;

•	“Merger” refers to the merger of Merger Sub with and into Zymergen, with Zymergen continuing as the Surviving Corporation;

•

“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of July 24, 2022, by and among Zymergen, Ginkgo and Merger Sub, a copy of which is attached as Annex A to this proxy statement/prospectus;

•

“Merger Consideration” refers to the consideration payable in the Merger by Ginkgo to Zymergen stockholders in respect of each share of Zymergen Common Stock and certain other Zymergen equity securities outstanding immediately prior to the Effective Time, which consideration is based on the Exchange Ratio;

•	“Merger Consideration Value” refers to the amount (rounded down to the nearest whole cent) equal to the product of (i) the Merger Consideration and (ii) the Ginkgo Trading Price;

•	“Merger Proposal” refers to the proposal to adopt the Merger Agreement;

•	“Merger Sub” refers to Pepper Merger Subsidiary Inc., a Delaware corporation and an indirect wholly owned subsidiary of Ginkgo;

•	“Nasdaq” refers to the Nasdaq Global Market;

•	“NYSE” refers to the New York Stock Exchange;

•

“Option Consideration Value” with respect to any Zymergen Stock Option, refers to the amount, without interest, equal to the product of (i) the excess of (a) the Merger Consideration Value over (b) the exercise price per share of any such Zymergen Stock Option, and (ii) the total number of shares of Zymergen Common Stock issuable upon exercise in full of such Zymergen Stock Option;

•	“Pro Forma Balance Sheet” refers to Ginkgo’s unaudited pro forma condensed combined balance sheet after giving effect to the Merger;

•	“Pro Forma Financial Statements” refers to Ginkgo’s unaudited pro forma condensed combined financial statements after giving effect to the Merger;

•	“Pro Forma Statements of Operations” refers to Ginkgo’s unaudited pro forma condensed combined statements of operations after giving effect to the Merger;

•	“Record Date” refers to August 31, 2022, the date on which holders of Zymergen Common Stock must be holders of record in order to receive notice of, and to vote at, the Special Meeting;

•	“Ropes & Gray” refers to Ropes & Gray LLP, legal counsel to Ginkgo;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“Special Meeting” refers to the meeting of Zymergen stockholders to be held at 11:00 a.m. (Pacific Daylight Time), on October 17, 2022, via the Internet at www.virtualshareholdermeeting.com/ZY2022SM;

•	“Surviving Corporation” refers to Zymergen as the surviving corporation following the Merger;

•	“SoftBank” refers to SVF Excalibur (Cayman) Limited;

•

“Termination Date” refers to 11:59 p.m., New York City time, on January 24, 2023, which date may be extended by either party by three months up to two times each if all of the closing conditions other than certain conditions related to receipt of regulatory approvals are satisfied or waived (or are capable of being satisfied at such time);

•	“True Ventures” refers to True Ventures IV, L.P. and certain of its affiliates that are stockholders of Zymergen;

•	“Voting Agreement Stockholders” refers to SoftBank, DCVC and True Ventures;

•	“Voting Agreements” refers to the voting agreements, dated as of July 24, 2022, entered into by and between Ginkgo and each of the Voting Agreement Stockholders;

•	“Zymergen” refers to Zymergen Inc., a Delaware public benefit corporation;

•	“Zymergen Board” refers to the Board of Directors of Zymergen;

•	“Zymergen Bylaws” refers to the Amended and Restated Bylaws of Zymergen, as may be amended;

•	“Zymergen Charter” refers to the Amended and Restated Certificate of Incorporation of Zymergen, as may be amended;

•	“Zymergen Common Stock” refers to the common stock, par value $0.001 per share, of Zymergen;

•	“Zymergen Stock Option” refers to any option to purchase shares of Zymergen Common Stock granted pursuant to the Zymergen Stock Plans;

•	“Zymergen RSUs” refers to restricted stock units granted pursuant to the Zymergen Stock Plans; and

•

“Zymergen Stock Plans” refers to Zymergen’s 2014 Stock Plan and 2021 Incentive Award Plan and each other Zymergen plan that provides for the award of rights of any kind to receive shares of Zymergen Common Stock or benefits measured in whole or in part by reference to shares of Zymergen Common Stock.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Zymergen from documents Zymergen has filed or will file with the SEC that are not included in or delivered with this proxy statement/prospectus. For additional information on the documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus and “Incorporation of Certain Information by Reference” beginning on page 317 of this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone using the following contact information, or free of charge on the SEC website, www.sec.gov.

Zymergen Inc.

5959 Horton Street, Suite 700

Emeryville, CA

Attn: Investor Relations

(415) 801-8073

In addition, if you have questions about the Merger or this proxy statement/prospectus, would like additional copies of the proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please call MacKenzie Partners, Inc., the proxy solicitor for Zymergen, toll-free at 1-800-322-2885. You will not be charged for any of these documents that you request.

You may also request a copy of this proxy statement/prospectus or other information concerning Ginkgo, without charge, by written or telephonic request directed to Ginkgo Bioworks Holdings, Inc., Attention: Investor Relations, 27 Drydock Avenue, 8th Floor, Boston MA 02210 Telephone: (877) 422-5362; or from the SEC through the SEC website mentioned above.

If you would like to request any documents, please do so no later than October 10, 2022, or the date that is five business days before the date of the Special Meeting, in order to receive timely delivery of such documents before the Special Meeting.

v

Extension, Waiver and Amendment of the Merger Agreement	163
Transaction Litigation	164
Governing Law; Jurisdiction; Waiver of Jury Trial	164
Specific Performance	164
THE VOTING AGREEMENTS	165
INFORMATION ABOUT GINKGO	166
Description of Business of Ginkgo	166
Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Ginkgo	221
Market Information, Stockholders and Dividends of Ginkgo	251
Management of Ginkgo	253
Executive and Director Compensation of Ginkgo	259
Certain Relationships and Related Party Transactions of Ginkgo	266
Description of Ginkgo’s Capital Stock	271
COMPARISON OF RIGHTS OF HOLDERS OF GINKGO CLASS A COMMON STOCK AND ZYMERGEN COMMON STOCK	286
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	294
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	296
LEGAL MATTERS	314
EXPERTS	314
HOUSEHOLDING	314
FUTURE STOCKHOLDER PROPOSALS	315
WHERE YOU CAN FIND MORE INFORMATION	316
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	317
INDEX TO FINANCIAL STATEMENTS OF GINKGO	F-1
ANNEX A—Agreement and Plan of Merger, dated as of July 24, 2022, by and among Ginkgo Bioworks Holdings, Inc., Pepper Merger Subsidiary Inc. and Zymergen Inc.	A-1
ANNEX B—Voting Agreement, dated as of July 24, 2022, by and between Ginkgo Bioworks Holdings, Inc. and SVF Excalibur (Cayman) Limited	B-1
ANNEX C—Voting Agreement, dated as of July 24, 2022, by and among Ginkgo Bioworks Holdings, Inc., Data Collective II, L.P. and DCVC Opportunity Fund, L.P.	C-1
ANNEX D—Voting Agreement, dated as of July 24, 2022, by and among Ginkgo Bioworks Holdings, Inc., True Ventures IV, L.P. and certain of its affiliates	D-1
ANNEX E—Opinion of Cowen and Company, LLC	E-1

QUESTIONS AND ANSWERS

The following section provides brief answers to certain questions that you may have regarding the Special Meeting, Merger Agreement and the proposed Merger. Please note that this section does not address all issues that may be important to you as a Zymergen stockholder. Accordingly, you should carefully read this entire proxy statement/prospectus, including each of the Annexes, and the documents that have been incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus and “Incorporation of Certain Information by Reference” beginning on page 317 of this proxy statement/prospectus.

Q:	Why have I received this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you were a stockholder of record of Zymergen on August 31, 2022, the Record Date for the Special Meeting. Ginkgo and Zymergen have agreed to the merger of Ginkgo and Zymergen in accordance with the Merger Agreement, pursuant to which, among other things, Merger Sub will be merged with and into Zymergen, with Zymergen continuing as the Surviving Corporation. See “The Merger Agreement” beginning on page 140 of this proxy statement/prospectus for more information. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and incorporated herein by reference. Pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding share of Zymergen Common Stock will be automatically cancelled and converted into the right to receive a number of shares of Ginkgo Class A Common Stock equal to the product of the number of shares of Zymergen Common Stock multiplied by the Exchange Ratio, with cash paid in lieu of fractional shares, without interest.

This proxy statement/prospectus serves as the proxy statement through which Zymergen will provide its stockholders with important information regarding the Special Meeting, the Merger and the other transactions contemplated by the Merger Agreement and to solicit proxies to obtain the necessary stockholder approvals for approval of the Merger Proposal and approval of the other proposal described herein. It also serves as the prospectus by which Ginkgo will offer and issue shares of Ginkgo Class A Common Stock as Merger Consideration.

The Merger cannot be completed unless, among other things, Zymergen stockholders approve the Merger Proposal. Zymergen is holding a virtual Special Meeting to be held on October 17, 2022 to obtain such approval.

Q:	What will I receive for my shares of Zymergen Common Stock in the Merger?

A:

In the Merger, each issued and outstanding share of Zymergen Common Stock immediately prior to the Effective Time will be automatically cancelled and converted into the right to receive a number of shares of Ginkgo Class A Common Stock equal to the product of the number of shares of Zymergen Common Stock multiplied by the Exchange Ratio, with cash paid in lieu of fractional shares, without interest.

After the consummation of the Merger, Zymergen stockholders will own shares of Ginkgo Class A Common Stock and will no longer own shares of Zymergen Common Stock. See “The Merger Agreement” beginning on page 140 of this proxy statement/prospectus.

Q:	How will I receive the Merger Consideration to which I am entitled?

A:

After receiving the proper documentation from you, following the Effective Time of the Merger, the exchange agent will forward to you the Ginkgo Class A Common Stock and any cash in lieu of fractional shares to which you are entitled. For additional information about the exchange of shares of Ginkgo Class A Common Stock for shares of Zymergen Common Stock, see “The Merger—Exchange of Shares of Zymergen Common Stock” beginning on page 138 of this proxy statement/prospectus.

Q:	What is the value of the Merger Consideration?

A:

The value of the Merger Consideration may fluctuate between the date of this proxy statement/prospectus and the completion of the Merger based upon the market value of Ginkgo Class A Common Stock. In the Merger, Zymergen stockholders will receive the fixed amount of 0.9179 of a share of Ginkgo Class A Common Stock in exchange for each share of Zymergen Common Stock. Any fluctuation in the market price of Ginkgo Class A Common Stock after the date of this proxy statement/prospectus will change the value of the shares of Ginkgo Class A Common Stock that Zymergen stockholders will receive at the Effective Time of the Merger.

Based on the closing price of Ginkgo Class A Common Stock on the NYSE on July 22, 2022, the last trading day before the public announcement of the Merger Agreement, the Exchange Ratio represented approximately $2.68 in value for each share of Zymergen Common Stock. Based on the closing price of Ginkgo Class A Common Stock on the NYSE on September 9, 2022, the last practicable trading day prior to the mailing of this proxy statement/prospectus, the Exchange Ratio represented approximately $2.70 in value for each share of Zymergen Common Stock. We urge you to obtain current market quotations of Ginkgo Class A Common Stock and Zymergen Common Stock.

Q:	Where will the shares of Ginkgo Class A Common Stock that I receive in the Merger be traded?

A:

Shares of Ginkgo Class A Common Stock are listed on the NYSE under the symbol “DNA.” Ginkgo will apply to have the new shares of Ginkgo Class A Common Stock issued in the Merger listed on the NYSE upon consummation of the Merger.

Q:	What percentage of Ginkgo Class A Common Stock will Zymergen stockholders own following the Merger?

A:

Based on the estimated number of shares of Zymergen Common Stock and Ginkgo Class A Common Stock outstanding on July 22, 2022, the last trading day before the public announcement of the Merger Agreement, Zymergen and Ginkgo estimate that, upon completion of the Merger, former Zymergen stockholders and certain other Zymergen equityholders will own approximately 5.25% of Ginkgo on a fully diluted basis.

Q:	When and where is the Special Meeting?

A:

The Special Meeting will be held at 11:00 a.m. Pacific Daylight Time, on October 17, 2022 via the Internet at www.virtualshareholdermeeting.com/ZY2022SM. For additional information about the Special Meeting, see “The Special Meeting” beginning on page 85 of this proxy statement/prospectus.

Q:	What are the specific proposals on which I am being asked to vote at the Special Meeting?

A:	At the Special Meeting, Zymergen stockholders will be asked to vote on the following proposals:

•	Proposal 1—Merger Proposal. To adopt the Merger Agreement.

•

Proposal 2—Adjournment Proposal. To approve adjournments of the Special Meeting, if necessary or appropriate, to solicit additional proxies if sufficient votes to approve the Merger Proposal have not been obtained by Zymergen.

Q:	How does the Zymergen Board recommend that Zymergen stockholders vote?

A:

At a meeting of the Zymergen Board held on July 23, 2022, the Zymergen Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were fair and in the best interests of Zymergen, the stockholders of Zymergen, those materially affected by Zymergen’s conduct, and the public benefit purpose of Zymergen; (ii) declared it advisable to enter into the Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth therein; (iii) approved the execution and delivery of the Merger Agreement by Zymergen, the performance by Zymergen of its covenants and other obligations under the Merger Agreement, and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth therein; (iv) agreed that the Merger, upon the terms, and subject to the conditions, contained therein was authorized and approved in accordance with the requirements of the DGCL; and (v) resolved to recommend that the stockholders of Zymergen adopt the Merger Agreement in accordance with the DGCL.

The Zymergen Board unanimously recommends that you vote “FOR” each of the Merger Proposal and the Adjournment Proposal.

See “The Merger—Recommendation of the Zymergen Board and Reasons for the Merger” beginning on page 115 of this proxy statement/prospectus.

Q:	Are any Zymergen stockholders already committed to vote in favor of the proposals?

A:

Yes. Pursuant to the Voting Agreements, each Voting Agreement Stockholder (who collectively beneficially own, in the aggregate, approximately 40% of the issued and outstanding shares of Zymergen Common Stock as of July 22, 2022, the last trading day before the public announcement of the Merger Agreement) has agreed to vote the shares of Zymergen Common Stock beneficially owned and/or controlled by such Voting Agreement Stockholder in favor of, among other things, the adoption of the Merger Agreement. Such obligation necessarily requires that each Voting Agreement Stockholder vote in favor of the Merger Proposal. For more information, see “The Voting Agreements” beginning on page 165 of this proxy statement/prospectus.

Q:	What is a quorum for purposes of the Special Meeting?

A:

A quorum of outstanding shares of Zymergen Common Stock is necessary to take action at the Special Meeting. Holders of a majority of the outstanding shares of Zymergen Common Stock entitled to vote as of the Record Date must be present, in person, by remote communication, if applicable, or by proxy, at the Special Meeting to constitute a quorum and to conduct business at the Special Meeting. Abstentions are counted as shares present and entitled to vote for the purposes of determining quorum.

Q:	Who can vote at the Special Meeting?

A:

Stockholders of record who owned Zymergen Common Stock at the close of business on the Record Date are entitled to receive notice of, attend and vote at the Special Meeting. On the Record Date, there were 104,355,336 shares of Zymergen Common Stock outstanding and entitled to vote at the Special Meeting.

Stockholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with Zymergen’s transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), then you are a stockholder of record. As a stockholder of record, you may vote at the virtual meeting or vote by proxy. Whether or not you plan to attend the virtual meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held, not in your name, but rather in an account at a broker, bank or other nominee, then you are the beneficial owner of shares held in “street name” and the notice of the Special Meeting accompanying this proxy statement/prospectus (the “Notice”) is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Special Meeting. However, since you are not the stockholder of record, you may not vote your shares at the virtual meeting unless you request and obtain a valid proxy from your broker, bank or other nominee.

Q:	How many votes do I have if I am a Zymergen stockholder?

A:

Each share of Zymergen Common Stock that you owned at the close of business on the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in “street name” through a broker, bank or other nominee, entitles you to one vote on each proposal to be presented at the Special Meeting.

Q:	How many votes are required to approve each proposal?

A:

Proposal 1—Merger Proposal. Approval requires the affirmative vote of a majority of the outstanding shares of Zymergen Common Stock. Abstentions will have the same effect as a vote against the Merger Proposal. In addition, if you do not submit a valid proxy or attend the Special Meeting to vote your shares of Zymergen Common Stock or if you hold your shares of Zymergen Common Stock in “street name” and fail to instruct your broker, bank or other nominee how to vote your shares, it will have the same effect as a vote against the Merger Proposal.

Proposal 2—Adjournment Proposal. Approval requires the affirmative vote of a majority of the shares of Zymergen Common Stock present at the Special Meeting in person, by remote communication, if applicable, or by proxy. Abstentions will have the same effect as a vote against the Adjournment Proposal. If you do not submit a valid proxy or attend the Special Meeting to vote your shares of Zymergen Common Stock or if you hold your shares of Zymergen Common Stock in “street name” and fail to instruct your broker, bank or other nominee how to vote your shares, your shares will not be counted in determining the outcome of the Adjournment Proposal.

As of the Record Date, (i) there were 104,355,336 shares of Zymergen Common Stock outstanding and entitled to vote at the Special Meeting, (ii) Zymergen directors, executive officers, and their respective affiliates, as a group beneficially held and were entitled to vote 17,539,435 shares of Zymergen Common Stock, representing 16.8% of the voting power of Zymergen Common Stock and (iii) the Voting Agreement Stockholders (who collectively beneficially own, in the aggregate, approximately 40% of the issued and outstanding shares of Zymergen Common Stock) have agreed to vote the shares of Zymergen Common Stock beneficially owned and/or controlled by such Voting Agreement Stockholders in favor of, among other things, the approval of the Merger Proposal and the Adjournment Proposal.

Q:	What will happen if all of the proposals to be considered at the Special Meeting are not approved?

A:

Approval of the Merger Proposal by the Zymergen stockholders is a condition to the completion of the Merger. As a result, if such approval is not obtained, the Merger will not be completed. Approval of the Adjournment Proposal is not a condition to the completion of the Merger.

Q:	Who can attend the Special Meeting?

A:

Zymergen stockholders of record, or their duly authorized proxies, may attend the Special Meeting. If you are not a Zymergen stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares to be able to vote in person at the Special Meeting. For more information on attendance requirements for the Special Meeting, see “The Special Meeting” beginning on page 85 of this proxy statement/prospectus.

Q:	How do I vote my shares?

A:

Stockholder of Record: Shares Registered in Your Name. You may vote at the Special Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using a proxy card. Whether or not you plan to attend the virtual meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the virtual meeting and vote even if you have already voted by proxy.

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To vote during the virtual Special Meeting, go to www.virtualshareholdermeeting.com/ZY2022SM to vote your shares. You will need the 16-digit control number which appears on your proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials.

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To vote using the proxy card, simply complete, sign and date the proxy card and return it promptly in the envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If you return your signed proxy card to us before the Special Meeting, we will vote your shares as you direct.

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To vote over the telephone before the Special Meeting, dial toll-free 1-800-690-6903 using a phone and follow the recorded instructions. You will be asked to provide the company number and control number which appears on your proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials. Your telephone vote must be received by 11:59 p.m. Eastern Time on October 16, 2022 to be counted.

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To vote through the Internet before the Special Meeting, go to http://www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number which appears on your proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials. Your Internet vote must be received by 11:59 p.m. Eastern Time on October 16, 2022 to be counted.

Beneficial Owners: Shares Registered in the Name of Broker or Bank. If you are a beneficial owner of shares registered in the name of your broker, bank or other nominee, you should have received a notice containing voting instructions from that organization rather than from Zymergen. Simply follow the voting instructions in that notice to ensure that your vote is counted. To vote at the virtual Special Meeting, you must obtain a valid proxy from your broker, bank or other nominee. Follow the instructions from your broker, bank or other nominee included with these proxy materials, or contact your broker, bank or other nominee to request a proxy form.

Q:	Can I change my vote after I have delivered my proxy?

A:	If you are a Zymergen stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting. To revoke your proxy, you must:

•	submit a new proxy by telephone or over the Internet by 11:59 p.m., Eastern Time, on October 16, 2022;

•	sign and return another proxy card, which must be received by 11:59 p.m., Eastern Time, on October 16, 2022;

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provide written notice of the revocation to Zymergen’s Secretary at: Zymergen Inc., Attention: Senior VP, Legal and Secretary, 5959 Horton Street, Suite 700, Emeryville, CA 94608, which must be received by 11:59 p.m., Eastern Time, on October 16, 2022; or

•	attend the Special Meeting and vote in person.

If you are the beneficial owner of shares held in “street name” by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee regarding the revocation of proxies.

Q:	What happens if I return a blank proxy?

A:

If you are a stockholder of record and return a signed and dated proxy card or otherwise vote without marking voting selections, then your shares will be voted in the manner recommended by the Zymergen Board, or “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Q:	If my shares of Zymergen Common Stock are held in “street name” by my broker, bank or other nominee, will by broker, bank or other nominee automatically vote those shares for me?

A:

If your shares are held in “street name” the “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this proxy statement/ prospectus has been forwarded to you by your broker, bank or other nominee. You must provide the record holder of your shares with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee may not vote your shares on any proposals to be considered at the Special Meeting. A so called “broker non-vote” will result if your broker, bank or other nominee returns a proxy but does not provide instructions as to how shares should be voted on a particular matter.

Brokers, banks or other nominees do not have discretionary authority to vote on any proposals at the Special Meeting. Because the only proposals for consideration at the Special Meeting are nondiscretionary proposals, it is not expected that there will be any broker non-votes at the Special Meeting. However, if there are any broker non-votes, they will have the same effect as (1) a vote against the Merger Proposal and (2) no effect on the Adjournment Proposal.

Q:	What if I receive more than one proxy card?

A:

If you receive more than one proxy card, it is an indication that your shares of Zymergen Common Stock are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares of Zymergen Common Stock are voted.

Q:	What happens if I transfer shares of Zymergen Common Stock before the Special Meeting?

A:

The Record Date for the Special Meeting is earlier than the date of the Special Meeting and the date that the Merger is expected to be completed. If you transfer your Zymergen Common Stock after the Record Date but before the Special Meeting, unless special arrangements are made, you will retain your right to vote at the Special Meeting. However, you will have transferred the right to receive the Merger Consideration in the Merger. In order to receive the Merger Consideration, you must hold your Zymergen Common Stock through the Effective Time of the Merger.

Q:	How will Zymergen’s outstanding equity awards be treated in the Merger?

A:

Stock Options. At the Effective Time, each Zymergen Stock Option with an exercise price per share less than the Merger Consideration Value that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive a number of shares of Ginkgo Class A Common Stock equal to the Option Consideration Value with respect to such Zymergen Stock Option divided by the Ginkgo Trading Price, and cash in lieu of any fractional share, without interest. Each Zymergen Stock Option with an exercise price per share that is equal to or greater than the Merger Consideration Value will be cancelled for no consideration.

Restricted Stock Units. At the Effective Time, each vested Zymergen RSU that is outstanding immediately prior to the Effective Time (including after giving effect to any acceleration of vesting to which such Zymergen RSU is entitled as of immediately prior to the Effective Time as disclosed to Ginkgo) will be cancelled and converted into a right to receive the Merger Consideration, and cash in lieu of any fractional shares, without interest. Each unvested Zymergen RSU that is outstanding immediately prior to the Effective Time will be cancelled and converted into a Ginkgo restricted stock unit with respect to the number of shares of Ginkgo Class A Common Stock that is equal to the product of (i) the number of shares of Zymergen Common Stock subject to such unvested Zymergen RSU as of immediately prior to the Effective Time and (ii) the Merger Consideration, rounded down to the nearest whole share, which such Ginkgo restricted stock unit will be subject to the same vesting terms and conditions applicable to the Zymergen RSU to which it relates as of immediately prior to the Effective Time, including any applicable vesting acceleration provisions in connection with such holder’s termination of employment or service, but otherwise will be subject to the terms and conditions of the Ginkgo 2021 Plan.

For further information, please read the section entitled “The Merger Agreement—Treatment of Zymergen Stock Options, RSUs and ESPP Purchases” beginning on page 141 of this proxy statement/prospectus.

Q:	Are Ginkgo stockholders voting on the Merger?

A:	No. No vote of Ginkgo’s stockholders is required to complete the Merger.

Q:	When is the Merger expected to be completed?

A:

Ginkgo and Zymergen are working toward completing the Merger as expeditiously as possible and currently expect the Merger to be completed by the first quarter of 2023. However, Ginkgo and Zymergen cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Q:	What conditions must be satisfied to the complete the Merger?

A:

Ginkgo and Zymergen are not required to complete the Merger, unless a number of conditions are satisfied or waived, which we refer to as the “closing conditions”. These closing conditions include, among others:

•	the affirmative vote of the holders of a majority of the outstanding shares of Zymergen Common Stock as of the Record Date to adopt the Merger Agreement;

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any applicable waiting period (or extensions thereof) under the HSR Act relating to the transactions contemplated by the Merger Agreement must have expired or been terminated (which waiting period expired on September 7, 2022), and if a merger control inquiry is initiated or commenced by a governmental authority outside of the United States, approval in that jurisdiction;

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no law, temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger;

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the registration statement of which this proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of such registration statement shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened unless subsequently withdrawn;

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the shares of Ginkgo Class A Common Stock to be issued in the Merger shall have been authorized and approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance; and

•	certain other customary conditions relating to the other party’s representations and warranties in the Merger Agreement and the performance of its respective obligations.

Ginkgo’s obligation to consummate the Merger is also subject to the satisfaction or waiver of the condition that (i) Zymergen has not incurred or otherwise become liable for additional costs, expenses or liabilities with respect to its leased real property not contemplated by its real estate plan provided to Ginkgo prior to the execution of the Merger Agreement and (ii) certain specified legal proceedings are not reasonably expected to result in future money damages payable by Zymergen or its subsidiaries (in excess of any applicable insurance deductible and coverage amounts), where, the aggregate of clauses (i) and (ii), exceed $25,000,000.

For a more complete summary of the closing conditions that must be satisfied or waived prior to the completion of the Merger, please read the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 142 of this proxy statement/prospectus.

Q:	Are there risks associated with the Merger that I should consider in deciding how to vote?

A:

Yes. There are a number of risks related to the Merger and the other transactions contemplated by the Merger Agreement that are discussed in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. Please read carefully the detailed description of the risks described in “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

Q:	Am I entitled to appraisal rights?

A:	No. Under the DGCL, the holders of Zymergen Common Stock are not entitled to appraisal rights in connection with the Merger.

Q:	What are the material U.S. federal income tax consequences of the Merger to U.S. holders of Zymergen Common Stock?

A:

Zymergen and Ginkgo intend to treat the exchange of shares of Zymergen Common Stock for shares of Ginkgo Class A Common Stock (and cash in lieu of fractional shares of Ginkgo Class A Common Stock, if any) in the Merger as an exchange in which gain or loss will be recognized for U.S. federal income tax purposes. Therefore, a U.S. Holder (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 294) generally will recognize capital gain or loss equal to the difference, if any, between the sum of the fair market value of the shares of Ginkgo Class A Common Stock and cash in lieu of fractional shares received and such U.S. Holder’s tax basis in the shares of Zymergen Common Stock surrendered pursuant to the Merger. A U.S. Holder’s tax basis and holding period in the shares of Zymergen Common Stock surrendered pursuant to the Merger and, therefore, the particular tax consequences for a U.S. Holder will depend upon the manner in which the disposed shares were acquired by such U.S. Holder. In the case of shares of Zymergen Common Stock acquired for cash, a U.S. Holder’s tax basis in the shares generally will equal the amount that such U.S. Holder paid for the shares. You should consult your tax advisors regarding the U.S. federal income tax consequences of the Merger to you in your particular circumstances.

Gain or loss recognized by a U.S. Holder will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder’s holding period in such shares is more than one year at the time of the completion of the Merger. Gain or loss and a U.S Holder’s holding period with respect to its Zymergen Common Stock must be determined separately for each block of shares (that is, shares acquired at the same cost in a single transaction). A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations.

A U.S. Holder receiving shares of Ginkgo Class A Common Stock pursuant to the Merger will have a tax basis in such shares equal to their fair market value at the completion of the Merger and a holding period that begins with the day after the completion of the Merger.

Please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 294 of the proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the Merger. The tax consequences of the Merger to you will depend on your particular circumstances. You should consult your tax advisors regarding the U.S.

federal income tax consequences of the Merger to you in your particular circumstances, as well as the tax consequences arising under other U.S. federal tax laws and the laws of any state, local or foreign taxing jurisdiction.

Q:	What happens if the Merger is not completed?

A:

If the Merger is not completed, Zymergen stockholders will not receive any consideration for their shares of Zymergen Common Stock. Instead, Zymergen and Ginkgo will remain independent public companies, and shares of Zymergen Common Stock and Ginkgo Class A Common Stock will continue to be independently listed and traded on Nasdaq and the NYSE, respectively. Under certain circumstances, in the event the Merger Agreement is terminated pursuant to its terms, Zymergen or Ginkgo may be required to pay the other party a termination fee. The termination fees are described in more detail in “The Merger Agreement—Termination Fees and Expenses” beginning on page 153 of this proxy statement/prospectus.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Zymergen has retained MacKenzie Partners, Inc. to assist with the solicitation process. Zymergen will pay MacKenzie Partners, Inc. a fee of approximately $15,000, as well as reimbursement expenses. Zymergen also has agreed to indemnify MacKenzie Partners, Inc. against various liabilities and of expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Zymergen will ask brokers, banks and other nominees to forward their proxy solicitation materials to the beneficial owners of shares of Zymergen Common Stock held of record by such brokers, banks and other nominees. Zymergen will reimburse these brokers, banks and other nominees for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

Q:	Who can help answer my questions?

A:

If you are a Zymergen stockholder and have any questions about the Merger or how to submit your proxy or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact the firm assisting us with the solicitation:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Call Toll-free: 1-800-322-2885

SUMMARY

This summary highlights selected information described in more detail elsewhere in this proxy statement/prospectus and the documents incorporated herein by reference and may not contain all of the information that is important to you. To understand the Merger and the other matters to be voted on by Zymergen stockholders at the Special Meeting more fully, and to obtain a more complete description of the terms of the Merger Agreement, you should carefully read this entire proxy statement/prospectus, including the Annexes, and the documents to which Ginkgo and Zymergen refer you. You should also read and consider the important business and financial information about Zymergen in the documents incorporated by reference in this proxy statement/prospectus described under “Incorporation of Certain Information by Reference” beginning on page 317, as well as the additional information described under “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus. Ginkgo and Zymergen have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

Defined terms used in this summary but not otherwise defined shall have the meanings set forth in “The Merger” and “The Merger Agreement” beginning on pages 98 and 140 of this proxy statement/prospectus.

The Companies (see page 83)

Zymergen Inc.

Zymergen partners with nature to design, develop and commercialize microbes, molecules, and materials for diverse end markets. The platform revolves around three key capabilities: the collection of accessible biomolecules, the software and data science technology and the data driven microbe optimization processes. Zymergen has one of the world’s largest collections of accessible biomolecules. This physical and DNA sequence database has within it the potential to create hundreds of thousands of small molecules, millions of natural products and hundreds of millions of proteins.

Zymergen Common Stock is listed on Nasdaq under the symbol “ZY.”

Zymergen’s current contact information is as follows:

Zymergen Inc.

5959 Horton Street, Suite 700

Emeryville, CA 94608

Telephone: (415) 801-8073

Additional information about Zymergen and its subsidiaries is included in the documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus and “Incorporation of Certain Information by Reference beginning on page 317 of this proxy statement/prospectus.

Ginkgo Bioworks Holdings, Inc.

Ginkgo is building a platform to enable customers to program cells as easily as we can program computers. Ginkgo’s platform is enabling biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo has also actively supported a number of COVID-19 response efforts, including K-12 pooled testing, vaccine manufacturing optimization and therapeutics discovery.

Ginkgo Class A Common Stock is listed on the NYSE under the symbol “DNA.”

Ginkgo’s current contact information is as follows:

Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue, 8th Floor

Boston, MA 02210

Telephone: (877) 422-5362

Additional information about Ginkgo and its subsidiaries can be found under “Information About Ginkgo” beginning on page 166 of this proxy statement/prospectus and “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus.

Pepper Merger Subsidiary Inc.

Merger Sub, a Delaware corporation and an indirect wholly owned subsidiary of Ginkgo, was organized solely for the purpose of entering into the Merger Agreement and completing the Merger and other transactions contemplated by the Merger Agreement. Merger Sub has not conducted any business operations other than in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Merger Sub will cease to exist, with Zymergen surviving the Merger as an indirect wholly owned subsidiary of Ginkgo under the name “Zymergen Inc.”

Merger Sub’s current contact information is as follows:

Pepper Merger Subsidiary Inc.

c/o Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue, 8th Floor

Boston, MA 02210

Telephone: (877) 422-5362

The Merger (see page 98)

The Zymergen Board and the Ginkgo Board have unanimously approved the Merger Agreement, pursuant to which Merger Sub, an indirect wholly owned subsidiary of Ginkgo, will merge with and into Zymergen, with Zymergen surviving the Merger. As a result of the Merger, Zymergen will become an indirect wholly owned subsidiary of Ginkgo. Based on the estimated number of shares of Zymergen Common Stock and Ginkgo Class A Common Stock outstanding on July 22, 2022, the last trading day before the public announcement of the Merger Agreement, Zymergen and Ginkgo estimate that, upon completion of the Merger, former Zymergen stockholders and certain other Zymergen equityholders will own approximately 5.25% of Ginkgo on a fully diluted basis.

At the Special Meeting to be held at 11:00 a.m. Pacific Daylight Time, on October 17, 2022, via the Internet at www.virtualshareholdermeeting.com/ZY2022SM, you will be asked to consider and vote upon the Merger Proposal and the Adjournment Proposal.

Zymergen stockholders are receiving this proxy statement/prospectus in connection with Zymergen’s solicitation of proxies for the Special Meeting.

The Merger Agreement (see page 140)

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein in its entirety. Ginkgo and Zymergen encourage you to read the entire Merger Agreement carefully because it is the principal document governing the Merger.

Merger Consideration (see page 141)

At the Effective Time, each share of Zymergen Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than shares (i) held by Zymergen as treasury stock; (ii) owned by Ginkgo or Merger Sub; or (iii) owned by any direct or indirect wholly owned Subsidiary of Ginkgo or Merger Sub as of immediately prior to the Effective Time) will be automatically cancelled, extinguished and converted into the right to receive 0.9179 of a share of Ginkgo Class A Common Stock. No fractional shares of Ginkgo Class A Common Stock will be issued in the Merger and Zymergen’s stockholders will receive cash in lieu of any fractional share, without interest.

Based on the closing price of shares of Ginkgo Class A Common Stock on the NYSE on September 9, 2022, the last practicable trading day before the mailing of this proxy statement/prospectus, the Merger Consideration represented $2.70 in value for each share of Zymergen Common Stock.

Risk Factors (see page 24)

In evaluating the Merger and the proposals to be considered and voted on at the Zymergen special meeting, you should carefully review and consider the risk factors summarized below and set forth in the section titled “Risk Factors.” The occurrence of one or more of the events or circumstances summarized below or in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of Ginkgo and Zymergen to complete the Merger and (ii) the business, cash flows, financial condition and results of operations of Ginkgo following consummation of the Merger. The risks associated with the business of Zymergen (including related to the transaction) can be found in Zymergen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2022 and June 30, 2022, as updated from time to time by Zymergen’s subsequent filings with the SEC, which are incorporated by reference into this proxy statement/prospectus.

The following is only a summary of principal risks that are related to the Merger, the business of Ginkgo and the business of Ginkgo following the Merger. Such risks are discussed in more detail below in the section titled “Risk Factors” and you should read the Risk Factors section carefully and in its entirety. Some of these risks include, but are not limited to, the following risks:

Risk Factors Related to the Merger

•	The failure to complete the Merger in a timely manner, or at all, may adversely affect the business and financial results of Ginkgo and Zymergen and their respective stock prices.

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Ginkgo and Zymergen must obtain certain regulatory consents and approvals to consummate the Merger, which, if delayed, not granted or granted with burdensome or unacceptable conditions, could prevent, substantially delay or impair consummation of the Merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the Merger.

•	The Exchange Ratio is fixed and will not be adjusted in the event of any change in the stock prices of either Ginkgo or Zymergen.

•	Uncertainty about the Merger may adversely affect the respective business and stock price of Ginkgo and Zymergen, whether or not the Merger is completed.

•	While the Merger is pending, Zymergen is subject to contractual restrictions that could harm its business, operating results and stock price.

•	The Merger Agreement limits Zymergen’s ability to pursue alternative transactions which could deter a third party from proposing an alternative transaction.

•

The fairness opinion obtained by the Zymergen Board from its financial advisor will not be updated to reflect changes in circumstances between signing the Merger Agreement and the completion of the Merger.

•

Certain directors and executive officers of Zymergen may have interests in the Merger that are or were different from, or in conflict with or in addition to, those of Zymergen’s stockholders generally.

•	Ginkgo or Zymergen may waive one or more of the closing conditions without re-soliciting stockholder approval from Zymergen stockholders.

•	Zymergen and Ginkgo may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Risk Factors Relating to Ginkgo Following the Merger

•	Ginkgo may fail to realize the benefits and synergies expected from the Merger, which could adversely affect its stock price.

•	The acquisition of Zymergen may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.

•	Ginkgo’s future results will suffer if it does not effectively manage its expanded operations and geographic footprint following the Merger.

•

The market price of Ginkgo Class A Common Stock after completion of the Merger will continue to fluctuate, and may be affected by factors different from those affecting shares of Zymergen Common Stock currently.

•

The combined company may not be able to retain customers, suppliers or distributors, or customers, suppliers or distributors may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Ginkgo or Zymergen.

Risk Factors Relating to Ginkgo’s Business

•	Ginkgo has a history of net losses. Ginkgo expects to continue to incur losses for the foreseeable future, and may never achieve or maintain profitability.

•	Ginkgo may need substantial additional capital in the future in order to fund its business.

•

Ginkgo has experienced rapid growth and expects growth to continue, and if Ginkgo fails to effectively manage its growth, then its business, results of operations, and financial condition could be adversely affected.

•

Ginkgo currently owns and may in the future own equity interests in other operating companies, including certain of its customers; consequently, Ginkgo has exposure to the volatility and liquidity risks inherent in holding its equity and overall operational and financial performance of its businesses.

•

Ginkgo leverages its own resources and partners with strategic and financial investors in order to help early stage companies and innovators secure funding and benefit from its platform, which exposes Ginkgo to a number of risks.

•	Ginkgo may be unable to complete pending strategic acquisitions or successfully integrate strategic acquisitions which could adversely affect its business and financial condition.

•

Ginkgo’s programs may not achieve milestones and other anticipated key events on the expected timelines or at all, which could have an adverse impact on its business and could cause the price of Ginkgo Class A Common Stock to decline.

•

Ginkgo must continue to secure and maintain sufficient and stable supplies of laboratory reagents, consumables, equipment, and laboratory services. Ginkgo depends on a limited number of suppliers, some of which are single-source suppliers, and contract manufacturers for critical supplies, equipment, and services for research, development, and manufacturing of Ginkgo’s products and processes.

•

Ginkgo could synthesize DNA sequences or engage in other activity that inadvertently contravenes biosecurity requirements, or regulatory authorities could promulgate more far-reaching biosecurity requirements that its standard business practices cannot accommodate, which could give rise to substantial legal liability, impede Ginkgo’s business, and damage its reputation.

•	International expansion of Ginkgo’s business exposes it to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.

•

Ginkgo relies on its customers to develop, produce and manufacture products using the engineered cells and/or biomanufacturing processes that Ginkgo develops. If these initiatives by Ginkgo’s customers are not successful or do not achieve commercial success, or if Ginkgo’s customers discontinue their development, production and manufacturing efforts using Ginkgo’s engineered cells and/or biomanufacturing processes, Ginkgo’s future financial position may be adversely impacted.

•	If Ginkgo is unable to obtain, maintain and defend patents protecting its intellectual property, its competitive position will be harmed.

•	If Ginkgo is unable to protect the confidentiality of its trade secrets, its business and competitive position will be harmed.

•

Loss of key personnel, including Ginkgo’s founders and senior executives, and/or failure to attract, train and retain additional key personnel could delay Ginkgo’s cell engineering programs, harm its platform development efforts, limit its biosecurity offerings, and harm its ability to meet its business objectives, particularly given the substantial investment required to train certain of its employees.

•

Only Ginkgo’s employees and directors are entitled to hold shares of Ginkgo Class B Common Stock (including shares of Ginkgo Class B Common Stock granted or otherwise issued to Ginkgo employees and directors in the future), which shares have 10 votes per share. This limits or precludes other stockholders’ ability to influence the outcome of matters submitted to stockholders for approval, including the election of directors, the approval of certain employee compensation plans, the adoption of certain amendments to Ginkgo’s organizational documents and the approval of any merger, consolidation, sale of all or substantially all of its assets, or other major corporate transaction requiring stockholder approval.

Information About the Special Meeting (see page 85)

The Special Meeting will be held at 11:00 a.m. Pacific Daylight Time, on October 17, 2022, via the Internet at www.virtualshareholdermeeting.com/ZY2022SM.

Holders of record of Zymergen Common Stock at the close of business on the Record Date will be entitled to notice of, and will be asked to consider and vote at, the Special Meeting with regard to the following proposals:

•	the Merger Proposal; and

•	the Adjournment Proposal.

On the Record Date, there were 104,355,336 shares of Zymergen Common Stock outstanding and entitled to vote at the Special Meeting, held by approximately 68 holders of record. Each share of Zymergen Common Stock issued and outstanding on the Record Date is entitled to one vote on each proposal to be voted upon at the Special Meeting.

Completion of the Merger is conditioned on the approval by Zymergen stockholders of the Merger Proposal. Approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Zymergen Common Stock. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares of Zymergen Common Stock present at the Special Meeting in person, by remote communication, if applicable, or by proxy.

Ginkgo’s Reasons for the Merger (see page 113)

After careful consideration, the Ginkgo Board unanimously (i) determined it to be advisable and fair to, and in the best interests of, Ginkgo and its stockholders to enter into the Merger Agreement and the Voting Agreements, and to consummate the transactions contemplated thereby (including the Merger); and (ii) approved and adopted the Merger Agreement and the Voting Agreements, and the transactions contemplated thereby (including the Merger).

In arriving at its determination, the Ginkgo Board held a number of meetings and consulted with Ginkgo’s management and its financial, accounting and legal advisors, and considered a number of positive factors in favor of the Merger Agreement and the Voting Agreements, and the transactions contemplated thereby (including the Merger). For the factors considered by the Ginkgo Board in reaching its decision to approve the Merger Agreement and the Voting Agreement, and the transactions contemplated thereby (including the Merger), see “The Merger—Ginkgo’s Reasons for the Merger” beginning on page 113 of this proxy statement/prospectus.

Recommendation of the Zymergen Board and Zymergen’s Reasons for the Merger (see page 115)

After careful consideration, and after balancing the financial interests of Zymergen stockholders, those materially affected by Zymergen’s conduct, and Zymergen’s specific public benefit purpose, the Zymergen Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair and in the best interests of Zymergen, the stockholders of Zymergen, those materially affected by Zymergen’s conduct, and the public benefit purpose of Zymergen, (ii) declared it advisable to enter into the Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth therein; (iii) approved the execution and delivery by Zymergen of the Merger Agreement, the performance by Zymergen of its covenants and other obligations thereunder and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions set forth therein; (iv) agreed that the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, is authorized and approved in accordance with the requirements of the DGCL; and (v) resolved to recommend that the stockholders of Zymergen adopt the Merger Agreement in accordance with the DGCL.

For the factors considered by the Zymergen Board in reaching its decision to approve the Merger Agreement, see “The Merger—Recommendation of Zymergen Board and Zymergen’s Reasons for the Merger” beginning on page 115 of this proxy statement/prospectus.

Opinion of Financial Advisor to Zymergen (see page 121)

Pursuant to an engagement letter dated May 6, 2022, Zymergen retained Cowen to act as its financial advisor in connection with certain potential transactions, including a possible sale of or other business combination involving Zymergen, and to render an opinion to the Zymergen Board as to the fairness, from a financial point of view, to the holders of Zymergen Common Stock, other than holders of Owned Company Shares (as defined in the Merger Agreement) (the “Owned Company Shares”), of the Exchange Ratio to be received by the stockholders of Zymergen pursuant to the terms of the Merger Agreement. On July 23, 2022, Cowen delivered certain of its written analyses and its oral opinion to the Zymergen Board, subsequently confirmed in writing as of July 24, 2022, to the effect that, based upon and subject to the various assumptions, qualifications and limitations set forth therein, as of July 24, 2022, the Exchange Ratio to be received by the holders of Zymergen Common Stock in the Merger was fair, from a financial point of view, to the stockholders of Zymergen, other than holders of Owned Company Shares.

The full text of the written opinion of Cowen, dated July 24, 2022, is attached as Appendix E and is incorporated by reference. Holders of Zymergen Common Stock are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the Zymergen Board and are directed only to the fairness, from a financial point of view, of the Exchange Ratio to be received by the holders of Zymergen Common Stock in the Merger, other than holders of Owned Company Shares, and do not constitute an opinion as to the merits of the Merger or a recommendation to any stockholder or any other person as to how to vote on the Merger. The Exchange Ratio to be received by the holders of Zymergen Common Stock in the Merger was determined through negotiations between Zymergen and Ginkgo and not pursuant to any recommendation of Cowen. Cowen’s opinion is not a recommendation to any stockholder or any other person as to how to vote with respect to the merger or whether such stockholder or such person should take any other action in connection with the merger or otherwise.

For a description of the opinion that the Zymergen Board received from Cowen, see “The Merger—Opinion of Financial Advisor to Zymergen” beginning on page 121 of this proxy statement/prospectus.

Treatment of Zymergen Stock Options, RSUs and ESPP Purchases (see page 141)

At the Effective Time, each Zymergen Stock Option with an exercise price per share less than the Merger Consideration Value that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive a number of shares of Ginkgo Class A Common Stock equal to the Option Consideration Value with respect to such Zymergen Stock Option divided by the Ginkgo Trading Price, and cash in lieu of any fractional share, without interest. Each Zymergen Stock Option with an exercise price per share that is equal to or greater than the Merger Consideration Value will be cancelled for no consideration.

Additionally, at the Effective Time, each vested Zymergen RSU that is outstanding immediately prior to the Effective Time (including after giving effect to any acceleration of vesting to which such Zymergen RSU is entitled as of immediately prior to the Effective Time as disclosed to Ginkgo) will be cancelled and converted into a right to receive the Merger Consideration, and cash in lieu of any fractional shares, without interest. Each unvested Zymergen RSU that is outstanding immediately prior to the Effective Time will be cancelled and converted into a Ginkgo restricted stock unit with respect to the number of shares of Ginkgo Class A Common Stock that is equal to the product of (i) the number of shares of Zymergen Common Stock subject to such unvested Zymergen RSU as of immediately prior to the Effective Time and (ii) the Merger Consideration, rounded down to the nearest whole share, which such Ginkgo restricted stock unit will be subject to the same vesting terms and conditions applicable to the Zymergen RSU to which it relates as of immediately prior to the Effective Time, including any applicable vesting acceleration provisions in connection with such holder’s termination of employment or service, but otherwise will be subject to the terms and conditions of the Ginkgo 2021 Plan.

For more information, see “The Merger Agreement—Merger Consideration—Treatment of Zymergen Stock Options, RSUs and ESPP Purchases” beginning on page 141 of this proxy statement/prospectus.

Interests of Zymergen Directors and Executive Officers in the Merger (see page 131)

In considering the recommendation of the Zymergen Board to adopt the Merger Agreement, Zymergen stockholders should be aware that Zymergen’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Zymergen stockholders generally, including potential severance benefits, treatment of outstanding Zymergen equity awards in connection with the transaction, potential transaction and retention bonuses, and rights to ongoing indemnification and insurance coverage. The Zymergen Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger), and in recommending to Zymergen stockholders that the Merger Agreement be approved. These interests are discussed in more detail in the section entitled “The Merger—Interests of Zymergen’s Directors and Executive Officers in the Merger.”

The Voting Agreements (see page 165)

In connection with the Merger Agreement, Ginkgo entered into the Voting Agreements with each of the Voting Agreement Stockholders. The Voting Agreement Stockholders together beneficially own, in the aggregate, approximately 40% of the issued and outstanding shares of Zymergen Common Stock as of July 22, 2022, the last trading day before the public announcement of the Merger Agreement.

The Voting Agreement Stockholders have separately agreed, pursuant to their respective Voting Agreements, among other things, to vote all shares of Zymergen Common Stock beneficially owned and entitled to vote at any annual or special meeting of Zymergen’s stockholders called with respect to the following matters, among others: (a) in favor of (i) adopting the Merger Agreement and (ii) any proposal to adjourn or postpone such meeting of stockholders of Zymergen to a later date if there are not sufficient votes to adopt the Merger Agreement; and (b) against (i) any action, proposal, transaction, or agreement which would reasonably be expected to result in any of the conditions to Zymergen’s obligations to consummate the Merger set forth in Article VII of the Merger Agreement not being fulfilled, and (ii) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Ginkgo’s, Merger Sub’s or Zymergen’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Zymergen.

For more information, see “The Voting Agreements” beginning on page 165 of this proxy statement/prospectus.

Conditions to the Merger (see page 142)

The obligations of Ginkgo, Merger Sub and Zymergen to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following:

•	the affirmative vote of the holders of a majority of the outstanding shares of Zymergen Common Stock as of the Record Date to adopt the Merger Agreement;

•

any applicable waiting period (or extensions thereof) under the HSR Act relating to the transactions contemplated by the Merger Agreement must have expired or been terminated (which waiting period expired on September 7, 2022) and if a merger control inquiry is initiated or commenced by a governmental authority outside of the United States, approval in that jurisdiction;

•

no law, temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger;

•	the registration statement of which this proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of such registration statement shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened unless subsequently withdrawn;

•

the shares of Ginkgo Class A Common Stock to be issued in the Merger shall have been authorized and approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance; and

•	certain other customary conditions relating to the other party’s representations and warranties in the Merger Agreement and the performance of its respective obligations.

Ginkgo’s obligation to consummate the Merger is also subject to the satisfaction or waiver of the condition that (i) Zymergen has not incurred or otherwise become liable for additional costs, expenses or liabilities with respect to its leased real property not contemplated by its real estate plan provided to Ginkgo prior to the execution of the Merger Agreement and (ii) certain specified legal proceedings are not reasonably expected to result in future money damages payable by Zymergen or its subsidiaries (in excess of any applicable insurance deductible and coverage amounts), where, the aggregate of clauses (i) and (ii), exceed $25,000,000.

For more information, see “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 142 of this proxy statement/prospectus.

No Solicitation of Acquisition Proposals and Change of Recommendation (see page 146)

The Merger Agreement prohibits Zymergen from soliciting an alternative transaction to the Merger. Under these “no solicitation” provisions, Zymergen has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Zymergen will not, and will use reasonable best efforts to cause its representatives not to, directly or indirectly:

•

solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or could reasonably be expected to lead to any Zymergen takeover proposal;

•

furnish to any person any non-public information relating to Zymergen or its subsidiaries with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, a Zymergen takeover proposal or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to a Zymergen takeover proposal;

•

participate or engage in discussions or negotiations with any person with respect to a Zymergen takeover proposal, except to inform such persons of the Merger Agreement restrictions regarding the same or to clarify the terms and conditions of any Zymergen takeover proposal;

•	approve, endorse or recommend a Zymergen takeover proposal;

•	enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other contract relating to a Zymergen takeover proposal; or

•	resolve or agree to do any of the foregoing.

The Merger Agreement requires that, from the date of the Merger Agreement, Zymergen will as promptly as reasonably practicable (and, in any event, within two calendar days), notify Ginkgo in writing of any Zymergen takeover proposal or offers or proposals that could reasonably be expected to lead to a Zymergen takeover proposal, any request for non-public information, or any discussions or negotiations sought to be initiated or continued with Zymergen or its representative. Such notice must include (i) the identity of the person or group making such offers or proposals; (ii) a summary of the material terms and conditions of such offers or proposals; and (iii) copies of all written materials related thereto sent or provided to Zymergen that describe any material terms or conditions of any Zymergen takeover proposal (as well as written summaries of any material oral communications addressing such matters). Thereafter, Zymergen must also keep Ginkgo reasonably informed, on a prompt basis of the status and terms of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

Notwithstanding these restrictions, the Merger Agreement also provides that if, at any time prior to the adoption of the Merger Proposal by the Zymergen stockholders, Zymergen receives a bona fide written Zymergen takeover proposal made after the date of the Merger Agreement, but not as a result of a breach of Zymergen’s no solicitation obligations in the Merger Agreement, and the Zymergen Board concludes in good faith (and after consultation with its financial advisors and outside legal counsel) that it constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals and Change of Recommendation”) and the failure to take the below-described actions would be reasonably likely to be inconsistent with the Zymergen directors’ fiduciary duties under applicable law, then the Zymergen Board may take the following actions:

•	participate or engage in discussions or negotiations with the person (and such person’s representatives) making such Zymergen takeover proposal;

•	furnish any non-public information relating to Zymergen or any of its subsidiaries; or

•

afford access to the business, properties, assets, books, records, or other non-public information, or to any personnel of Zymergen or its subsidiaries pursuant to a confidentiality agreement generally no less restrictive than the amended and restated confidentiality agreement entered into between Zymergen and Ginkgo on June 16, 2022.

Further, Zymergen must provide to Ginkgo any non-public information or data that is provided to any person given such access that was not previously made available to Ginkgo prior to or substantially concurrently to (and within 24 hours of) the time it is provided to such person.

For more information, see “The Merger Agreement—No Solicitation of Acquisition Proposals and Change of Recommendation” beginning on page 146 of this proxy statement/prospectus.

Efforts to Consummate the Merger; Regulatory Matters (see page 150)

Ginkgo and Zymergen have agreed to use reasonable best efforts to consummate and make effective the Merger as promptly as practicable (and in any event by the Termination Date), including using reasonable best efforts to take all actions reasonably necessary to comply promptly with all applicable legal requirements and national securities exchange requirements.

On August 8, 2022, Ginkgo and Zymergen filed their respective notification and report forms under the HSR Act with the Antitrust Division of the DOJ and the FTC. The applicable waiting period under the HSR Act expired on September 7, 2022.

For more information, see “The Merger Agreement—Efforts to Consummate the Merger; Regulatory Matters” beginning on page 150 of this proxy statement/prospectus.

Termination of the Merger Agreement (see page 152)

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time under the following circumstances, subject to certain exceptions:

•	at any time prior to the Effective Time, by mutual written agreement of Ginkgo and Zymergen;

•

at any time prior to the Effective Time, by either Ginkgo or Zymergen in the event of a permanent injunction, other judgment or legal or regulatory restraint or prohibition preventing the consummation of the Merger, or any action has been taken by a governmental authority to prohibit, make illegal or enjoin the consummation of the Merger, which has become final and non-appealable, or any statute, rule, regulation or order prohibits or makes illegal the consummation of the Merger;

•

at any time prior to the Effective Time, by either Ginkgo or Zymergen, if the Effective Time has not occurred by 11:59 p.m., New York City time, on January 24, 2023, subject to two extension rights by the parties of three months each (for a total of twelve months from the signing of the Merger Agreement) if all of the closing conditions other than certain conditions related to receipt of regulatory approvals are satisfied or waived (or are capable of being satisfied at such time);

•

at any time prior to the Effective Time, by either Ginkgo or Zymergen, if Zymergen fails to obtain the requisite Zymergen stockholder approval at the Special Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger, unless Zymergen’s actions are the cause of the failure to obtain the requisite Zymergen stockholder approval at the Special Meeting (or any adjournment or postponement thereof);

•

by Ginkgo, if Zymergen materially breached or failed to perform any of its representations, warranties, covenants or other agreements in the Merger Agreement; provided that Ginkgo gave written notice to Zymergen of such breach forty-five days prior to the termination of the Merger Agreement (or such shorter period of time as remains prior to the Termination Date) and such breach is not cured or capable of being cured during such notice period;

•

by Ginkgo, if (i) at any time the Zymergen Board has effected a Zymergen Board Recommendation Change, (ii) Zymergen committed a willful and material breach of its no solicitation obligations under the Merger Agreement or (iii) there is a material and adverse development in specified legal proceedings that was not disclosed or made available to Ginkgo prior to the date of the Merger Agreement (except that Ginkgo’s right to terminate under clause (iii) expires on the 10th day following the date on which Zymergen sends written notice to Ginkgo concerning the development);

•

by Zymergen, if Ginkgo or Merger Sub materially breached or failed to perform any of its respective representations, warranties, covenants or other agreements in the Merger Agreement; provided that Zymergen gave written notice to Ginkgo of such breach forty-five days prior to the termination of the Merger Agreement (or such shorter period of time as remains prior to the Termination Date) and such breach is not cured or capable of being cured during such notice period;

•

by Zymergen, at any time prior to receiving the requisite Zymergen stockholder approval at the Special Meeting if (i) Zymergen has received a Superior Proposal; and (ii) Zymergen enters into an alternative acquisition agreement contemplated by that Superior Proposal and pays the Zymergen Termination Fee (as defined below).

For more information, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 152 of this proxy statement/prospectus.

Termination Fees and Expenses (see page 153)

Zymergen and Ginkgo will generally each pay its own fees and expenses in connection with the Merger, whether or not the Merger is consummated. In addition, Ginkgo and Zymergen are each required to pay a termination fee in certain circumstances, as described below.

Zymergen must pay to Ginkgo a termination fee of $10,000,000 if the Merger Agreement is validly terminated in connection with certain specified circumstances, related to Zymergen accepting a Superior

Proposal, willful and material breach of its no solicitation obligations or if the Zymergen Board’s withdraws or changes its recommendation of the Merger to the Zymergen stockholders. Additionally, Zymergen will be required to pay this termination fee to Ginkgo if the Merger Agreement is terminated in certain circumstances and Zymergen enters into an agreement or completes an alternative proposal to acquire Zymergen within 12 months of such termination.

Ginkgo will be required to pay a termination fee to Zymergen equal to $10,000,000 only if the Merger Agreement is validly terminated under specified circumstances upon the failure to satisfy certain conditions related to receipt of regulatory clearances if all other conditions to closing have been satisfied.

For more information, see “The Merger Agreement—Termination Fees and Expenses” beginning on page 153 of this proxy statement/prospectus.

Accounting Treatment of the Merger (see page 139)

Ginkgo and Zymergen both prepare their respective financial statements in accordance with GAAP. Ginkgo will be the accounting acquiror of Zymergen and apply the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). Accordingly, the consideration transferred by Ginkgo to complete the Merger will be allocated to Zymergen’s assets and liabilities based on their estimated fair values as of the Merger completion date. The acquisition method of accounting is dependent upon certain valuation assumptions, including those related to the preliminary purchase price allocation of the Zymergen assets acquired and liabilities assumed based on Ginkgo management’s best estimates of fair value. In addition, the acquisition method of accounting requires the acquirer to recognize the consideration transferred at fair value. As the Merger is an all-stock transaction, consideration transferred fluctuates with changes in Ginkgo’s stock price and will not be fixed until the Merger completion date. Any excess of the purchase price over the net fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Alternatively, any excess of the estimated fair value of assets acquired and liabilities assumed over the purchase price would be recorded as a bargain purchase gain.

All unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus was prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the Merger is completed and after completion of an analysis to determine the estimated net fair value of Zymergen’s assets and liabilities and the fair value of the consideration transferred. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

Material U.S. Federal Income Tax Consequences (see page 294)

Zymergen and Ginkgo intend to treat the exchange of shares of Zymergen Common Stock for shares of Ginkgo Class A Common Stock (and cash in lieu of fractional shares of Ginkgo Class A Common Stock, if any) in the Merger as an exchange in which gain or loss will be recognized for U.S. federal income tax purposes. Therefore, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the sum of the fair market value of the shares of Ginkgo Class A Common Stock and cash in lieu of fractional shares received and such U.S. Holder’s tax basis in the shares of Zymergen Common Stock surrendered pursuant to the Merger. A U.S. Holder’s tax basis and holding period in the shares of Zymergen Common Stock surrendered pursuant to the Merger and, therefore, the particular tax consequences for a U.S. Holder will depend upon the manner in which the disposed shares were acquired by such U.S. Holder. In the case of shares of Zymergen Common Stock acquired for cash, a U.S. Holder’s tax basis in the shares generally will equal the amount that such U.S. Holder paid for the shares. You should consult your tax advisors regarding the U.S. federal income tax consequences of the Merger to you in your particular circumstances.

Gain or loss recognized by a U.S. Holder will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder’s holding period in such shares is more than one year at the time of the completion of the Merger. Gain or loss and a U.S Holder’s holding period with respect to its Zymergen Common Stock must be determined separately for each block of shares (that is, shares acquired at the same cost in a single transaction). A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations.

A U.S. Holder receiving shares of Ginkgo Class A Common Stock pursuant to the Merger will have a tax basis in such shares equal to their fair market value at the completion of the Merger and a holding period that begins with the day after the completion of the Merger.

Comparison of the Rights of Holders of Ginkgo Class A Common Stock and Zymergen Common Stock (see page 286)

Upon completion of the Merger, Zymergen stockholders will become stockholders of Ginkgo and their rights will be governed by Delaware law and the governing corporate documents of Ginkgo. Zymergen stockholders will have, in some respects, different rights once they become Ginkgo stockholders due to differences between the governing corporate documents of each of the entities. These differences are described in detail in “Comparison of Rights of Holders of Ginkgo Class A Common Stock and Zymergen Common Stock” beginning on page 286 of this proxy statement/prospectus.

No Appraisal Rights in Connection with the Merger (see page 139)

Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares as determined by the Delaware Court of Chancery. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders are required by the terms of the merger agreement to receive in exchange for their shares in the merger anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Therefore, because shares of Zymergen Common Stock are listed on Nasdaq, and the Merger Consideration consists of only shares of Ginkgo Class A Common Stock, which will be listed on the NYSE, and cash in lieu of fractional shares, holders of Zymergen Common Stock are not entitled to appraisal rights in the Merger with respect to their shares of Zymergen Common Stock under Section 262 of the DGCL.

COMPARATIVE MARKET PRICE INFORMATION

Ginkgo Class A Common Stock is listed on the NYSE under the symbol “DNA.” Zymergen Common Stock is listed on Nasdaq under the symbol “ZY.” The following table presents the closing prices of Ginkgo Class A Common Stock and Zymergen Common Stock on July 22, 2022, the last trading day before the public announcement of the Merger Agreement, and September 9, 2022, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the equivalent per share value of the Merger Consideration for a share of Zymergen Common Stock on the relevant date. Equivalent per share amounts for Zymergen Common Stock are calculated by multiplying per share information for Ginkgo Class A Common Stock by the Exchange Ratio of 0.9179, rounded to the nearest whole cent.

Date	Ginkgo Closing Price	Zymergen Closing Price	Equivalent Value Per Share of Zymergen Common Stock
July 22, 2022	$2.92	$2.00	$2.68
September 9, 2022	$2.94	$2.63	$2.70

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Zymergen stockholders in determining whether to approve the adoption of the Merger Agreement. Because the Exchange Ratio will not be adjusted for changes in the market price of Ginkgo Class A Common Stock, the market value of the shares of Ginkgo Class A Common Stock that holders of Zymergen Common Stock will be entitled to receive at the Effective Time of the Merger may vary significantly from the market value of the shares of Ginkgo Class A Common Stock that holders of Zymergen Common Stock would have received if the Merger were completed on the dates shown in the table above.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this proxy statement/prospectus, including the matters addressed in “Special Note Regarding Forward-Looking Statements,” Zymergen stockholders should carefully consider the following risk factors in determining whether to vote for the adoption of the Merger Agreement. You should also read and consider the risk factors associated with each of the businesses of Zymergen and Ginkgo because these risk factors may affect the business operations and financial results of the combined company. Risk factors relating to Zymergen’s business may be found under Part I, Item 1A, “Risk Factors”, in Zymergen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2022 and June 30, 2022, as updated from time to time by Zymergen’s subsequent filings with the SEC which are incorporated by reference into this proxy statement/prospectus. A description of risk factors relating to the business of Ginkgo is contained herein. Risks related to Ginkgo, including risks related to Ginkgo’s business, financial position, development, regulatory approval, dependence on third parties, and intellectual property will continue to be applicable to the combined company after the consummation of the Merger.

Risks Relating to the Merger

The failure to complete the Merger in a timely manner, or at all, may adversely affect the business and financial results of Ginkgo and Zymergen and their respective stock prices.

Each of Ginkgo’s and Zymergen’s obligations to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including, (i) the Merger Agreement must be adopted by the requisite vote of Zymergen stockholders; (ii) the expiration or termination of any applicable waiting period (or extensions thereof under the HSR Act (which waiting period expired on September 7, 2022); (iii) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction enjoining or otherwise prohibiting the consummation of the Merger or any applicable law of a governmental authority of competent jurisdiction prohibiting or rendering illegal the consummation of the Merger; (iv) subject to certain qualifications, the accuracy of the respective representations and warranties of Ginkgo and Zymergen and compliance by the parties with their respective obligations under the Merger Agreement; (v) the registration statement of which this proxy statement/prospectus forms a part has been declared effective by the SEC, and remains in effect; and (vi) the absence of any material adverse effect with respect to Ginkgo or Zymergen since the date of the Merger Agreement that is continuing, among others, Ginkgo and Zymergen cannot provide assurance that these or the other conditions to the completion of the Merger will be satisfied in a timely manner or at all.

In addition, Ginkgo’s obligation to consummate the Merger is also subject to the satisfaction or waiver of the condition that (i) Zymergen has not incurred or otherwise become liable for additional costs, expenses or liabilities to Zymergen or its subsidiaries with respect to its leased real property not contemplated under a specified schedule outlining its real estate plans and (ii) certain specified litigation matters are not reasonably expected to result in future money damages payable by Zymergen or its subsidiaries (in excess of any applicable insurance deductible and coverage amounts), where, the aggregate of clauses (i) and (ii), exceed $25,000,000.

Furthermore, other factors may affect when and whether the Merger will occur. If the Merger is not completed, Ginkgo’s and Zymergen’s stock price could fall to the extent that such current stock prices reflect an assumption that the Merger will be completed. Furthermore, if the Merger is not completed and the Merger Agreement is terminated, Ginkgo and Zymergen may suffer other consequences that could adversely affect such entity’s business, results of operations and stock price, including the following:

•

each of Ginkgo and Zymergen have incurred and will continue to incur costs relating to the Merger (including significant legal and financial advisory fees) and many of these costs are payable by Ginkgo and Zymergen whether or not the Merger is completed;

•	Ginkgo or Zymergen could be required to pay the other party a termination fee under certain circumstances if the Merger Agreement is terminated and the Merger is not completed;

•

matters relating to the Merger (including integration planning) may require substantial commitments of time and resources by Ginkgo’s and Zymergen’s management teams, which could otherwise have been devoted to other opportunities that may have been beneficial to Ginkgo and Zymergen;

•	Ginkgo and Zymergen may be subject to legal proceedings related to the Merger or the failure to complete the Merger; and

•	the failure to consummate the Merger may result in negative publicity and a negative impression of Ginkgo and Zymergen in the investment community.

Ginkgo and Zymergen must obtain certain regulatory consents and approvals to consummate the Merger, which, if delayed, not granted or granted with burdensome or unacceptable conditions, could prevent, substantially delay or impair consummation of the Merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the Merger.

The completion of the Merger is subject to the expiration or termination of all waiting periods (and any agreed upon extensions of any waiting period or commitment not to consummate the Merger for any period of time) applicable to the consummation of the Merger under the HSR Act, the absence of any agreement pending or in effect between Ginkgo and any governmental entity not to close, and the receipt of certain additional regulatory consents and approvals. The applicable waiting period under the HSR Act expired on September 7, 2022.

At any time before or after consummation of the Merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the DOJ or the FTC, could take such action under antitrust or competition laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger.

Any one of these requirements, limitations, costs, divestitures or restrictions imposed by antitrust authorities could jeopardize or delay the completion, or reduce the anticipated benefits, of the Merger. There is no assurance that Ginkgo and Zymergen will obtain all required regulatory consents or approvals on a timely basis, or at all. Failure to obtain the necessary consents and approvals could substantially delay or prevent the consummation of the Merger, which could negatively impact both Ginkgo and Zymergen.

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the stock prices of either Ginkgo or Zymergen.

Upon closing of the Merger, each share of Zymergen Common Stock will be converted into the right to receive the Exchange Ratio of 0.9179 of a share of Ginkgo Class A Common Stock, with cash paid in lieu of any fractional shares. This Exchange Ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either Ginkgo Class A Common Stock or Zymergen Common Stock. Because the Exchange Ratio will not be adjusted for changes in the market price of Ginkgo Class A Common Stock, the market value of the shares of Ginkgo Class A Common Stock that holders of Zymergen Common Stock will be entitled to receive at the Effective Time may vary significantly from the market value of the shares of Ginkgo Class A Common Stock that holders of Zymergen Common Stock would have received if the Merger had been completed on any other date, including the date of the Merger Agreement. In addition, Ginkgo will issue a number of shares of Ginkgo Class A Common Stock in the Merger based on the number of shares of Zymergen Common Stock outstanding as of the Effective Time, which may result in fluctuations in the market price of Ginkgo Class A Common Stock, including a stock price decline. The amount of shares of Ginkgo Class A Common Stock issued in the Merger will not change based on the price of the shares of Ginkgo Class A Common Stock or Zymergen Common Stock as of the Effective Time or their relative price.

The Merger Agreement does not provide for any termination right by either Ginkgo or Zymergen solely based on changes in the price or trading volume of Ginkgo Class A Common Stock or Zymergen Common Stock.

Because the Merger will be completed after the date of the Special Meeting, at the time of the Special Meeting, you will not know the exact market value of the Ginkgo Class A Common Stock that Zymergen stockholders and certain other Zymergen equityholders will receive upon completion of the Merger.

Uncertainty about the Merger may adversely affect the respective business and stock price of Ginkgo and Zymergen, whether or not the Merger is completed.

Each of Ginkgo and Zymergen are subject to risks in connection with the announcement and pendency of the Merger, including the pendency and outcome of any legal proceedings against Ginkgo and Zymergen, their respective directors and others relating to the Merger and the risks from possibly foregoing opportunities Ginkgo and Zymergen might otherwise pursue absent the proposed Merger. Furthermore, uncertainties about the Merger may cause current and prospective employees of Ginkgo and Zymergen to experience uncertainty about their future with their respective companies. These uncertainties may impair Ginkgo’s and Zymergen’s ability to retain, recruit or motivate key management and other personnel.

In addition, in response to the announcement of the proposed Merger, Ginkgo’s and Zymergen’s existing or prospective customers, suppliers or collaboration partners may:

•	delay, defer or cease purchasing products from, or providing goods or services to, Ginkgo and Zymergen;

•	delay or defer other decisions concerning Ginkgo and Zymergen, or refuse to extend credit terms to Ginkgo and Zymergen;

•	cease further joint development activities; or

•	otherwise seek to change the terms on which they do business with Ginkgo and Zymergen.

While Ginkgo and Zymergen are attempting to address these risks, their respective existing and prospective customers, suppliers or collaboration partners may be reluctant to purchase Ginkgo’s and Zymergen’s products, supply Ginkgo and Zymergen with goods and service or continue collaborations due to the potential uncertainty about the direction of Ginkgo’s and Zymergen product offerings and the support and service of Ginkgo’s and Zymergen’s products after the completion of the Merger.

While the Merger is pending, Zymergen is subject to contractual restrictions that could harm its business, operating results and stock price.

The Merger Agreement includes restrictions on the conduct of Zymergen’s business prior to the completion of the Merger, generally requiring Zymergen to conduct its businesses in the ordinary course, consistent with past practice, and restricting Zymergen from taking certain specified actions absent Ginkgo’s prior written consent. See “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 154 of this proxy statement/prospectus. Zymergen may find that these and other obligations in the Merger Agreement may delay or prevent Zymergen from or limit its ability to respond effectively to competitive pressures, industry developments and future business opportunities that may arise during such period, even if Zymergen’s management and the Zymergen Board think they may be advisable. These restrictions could adversely impact Zymergen’s business, operating results and stock price and its perceived acquisition value, regardless of whether the Merger is completed.

The Merger Agreement limits Zymergen’s ability to pursue alternative transactions which could deter a third party from proposing an alternative transaction.

The Merger Agreement contains provisions that, subject to certain exceptions, limit Zymergen’s ability to solicit, initiate, knowingly encourage or knowingly facilitate or engage or participate in any negotiations or discussions regarding, or furnish any nonpublic information in response to inquiries with respect to, an alternative transaction and would require Zymergen to pay a termination fee if Zymergen accepts a Superior Proposal, willfully and materially breaches its no solicitation obligations or the Zymergen Board withdraws or changes its recommendation of the Merger to the Zymergen stockholders. See “The Merger Agreement—No Solicitation of Acquisition Proposals and Change of Recommendation” beginning on page 146 of this proxy statement/prospectus. It is possible that these or other provisions in the Merger Agreement might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of the outstanding shares of Zymergen Common Stock from considering or proposing an acquisition or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Zymergen Common Stock than it might otherwise have proposed to pay.

The Merger will involve substantial costs.

Ginkgo and Zymergen have incurred and expect to continue to incur substantial costs and expenses relating directly to the Merger and the issuance of Ginkgo Class A Common Stock in connection with the Merger, including, as applicable, fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. Ginkgo also will incur significant transaction fees and costs in connection with its formulating and implementing integration plans with respect to the two companies. Ginkgo continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Merger and the integration of the two companies’ businesses. In addition, if the Merger is not completed, Ginkgo and Zymergen will have incurred substantial expenses for which no ultimate benefit will have been received by either company.

The fairness opinion obtained by the Zymergen Board from its financial advisor will not be updated to reflect changes in circumstances between signing the Merger Agreement and the completion of the Merger.

The Zymergen Board has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from Cowen, its financial advisor. Changes in the operations and prospects of Ginkgo or Zymergen, general market and economic conditions, and other factors that may be beyond the control of Ginkgo and Zymergen and on which the fairness opinion was based, may alter the value of Ginkgo or Zymergen or the price of Ginkgo Class A Common Stock or Zymergen Common Stock by the time the Merger is completed.

The fairness opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Zymergen does not anticipate asking Cowen to update its fairness opinion. The fairness opinion of Cowen is included as Annex E to this proxy statement/prospectus. For a description of the fairness opinion that the Zymergen Board received from Cowen and a summary of the material financial analyses it provided to the Zymergen Board in connection with rendering such opinion, see “The Merger—Opinion of Financial Advisor to Zymergen” beginning on page 121 of this proxy statement/prospectus.

For a description of the factors considered by the Zymergen Board in determining to approve the Merger, see “The Merger—Recommendation of the Zymergen Board and Zymergen’s Reasons for the Merger” beginning on page 115 of this proxy statement/prospectus.

Certain directors and executive officers of Zymergen may have interests in the Merger that are or were different from, or in conflict with or in addition to, those of Zymergen’s stockholders generally.

In considering whether to approve the proposals at the Special Meeting, Zymergen stockholders should recognize that directors and officers of Zymergen have interests in the Merger that may differ from, or that are in addition, to their interests as stockholders of Zymergen. The Zymergen Board was aware of these interests at the time it approved the Merger Agreement. These interests may cause Zymergen’s directors and officers to view the Merger differently from how you may view it as a stockholder. For a description of the factors considered by the Zymergen Board in determining to approve the Merger, see “The Merger—Interests of Zymergen’s Directors and Executive Officers in the Merger” beginning on page 131 of this proxy statement/prospectus.

As of the Record Date, Zymergen directors, executive officers, and their respective affiliates, as a group, beneficially held and were entitled to vote 17,539,435 shares of Zymergen Common Stock, representing 16.8% of the voting power of Zymergen. Zymergen’s directors and executive officers have informed Zymergen that they currently intend to vote all of their respective shares of Zymergen Common Stock “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Holders of Zymergen Common Stock will not be entitled to appraisal rights in the Merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under Section 262(b) of the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to vote at the meeting of shareholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders are required by the terms of the merger agreement to receive in exchange for their shares in the merger anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Because Zymergen stockholders will receive only shares of Ginkgo Class A Common Stock which will be listed on the NYSE and cash in lieu of any fractional shares, Zymergen stockholders will not have any appraisal rights. See “The Merger—No Appraisal Rights” beginning on page 139 of this proxy statement/prospectus.

Ginkgo or Zymergen may waive one or more of the closing conditions without re-soliciting stockholder approval from Zymergen stockholders.

To the extent permitted by law, Ginkgo or Zymergen may determine to waive, in whole or part, one or more of the conditions to their respective obligations to consummate the Merger. Zymergen expects to evaluate the materiality of any waiver and its effect on Zymergen stockholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination as to whether to waive any condition to the consummation of the Merger, and as to whether to re-solicit stockholder approval and/or amend this proxy statement/prospectus as a result of such waiver, will be made by Ginkgo and Zymergen at the time of such waiver based on the facts and circumstances as they exist at that time.

After the Merger, Zymergen stockholders will have a significantly lower ownership and voting interest in Ginkgo than they currently have in Zymergen and will exercise less influence over management and policies of the combined company.

Based on the estimated number of shares of Zymergen Common Stock and Ginkgo Class A Common Stock outstanding on July 22, 2022, the last trading day before the public announcement of the Merger Agreement, Zymergen and Ginkgo estimate that, upon completion of the Merger, former Zymergen stockholders and certain other Zymergen equityholders will own approximately 5.25% of Ginkgo on a fully diluted basis. Consequently, former Zymergen stockholders will have less influence over the management and policies of the combined company than they currently have over the management and policies of Zymergen.

Zymergen and Ginkgo may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. For example, alleged Zymergen shareholders filed individual actions in federal court against Zymergen and its board of directors or made a demand in connection with the Merger. It alleges violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 and seeks injunctive relief, damages, and fees. Even if the lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Zymergen’s and Ginkgo’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, or from being completed within the expected timeframe, which may adversely affect Zymergen’s and Ginkgo’s respective business, financial position and results of operations.

Risks Related to Ginkgo Following the Merger

Ginkgo may fail to realize the benefits and synergies expected from the Merger, which could adversely affect its stock price.

The anticipated benefits and synergies Ginkgo expects from the Merger are, necessarily, based on projections and assumptions about the combined businesses of Ginkgo and Zymergen, which may not materialize as expected or which may prove to be inaccurate. The value of Ginkgo Class A Common Stock following the completion of the Merger could be adversely affected if Ginkgo is unable to realize the anticipated benefits and synergies from the Merger on a timely basis or at all. The benefits and synergies expected from the Merger which may not materialize or may prove to be inaccurate include the following:

•	productivity improvements and corresponding decreases in unit costs as a result of Zymergen’s robotic automation and material conveyance technology;

•	ability to accelerate scaling efforts while minimizing incremental run-rate operating expenses;

•	acceleration of Ginkgo’s software development goals, including higher utilization and efficiency, due to Zymergen’s software and data stack;

•	improvements in the quality of Ginkgo’s codebase design;

•	increased probability of success and lower costs for customers;

•	increased strain engineering expertise as knowledgeable Zymergen employees become Ginkgo employees; and

•	a pro forma cost structure that is materially less than the combined standalone cost structure of Ginkgo and Zymergen.

Ginkgo cannot predict with certainty if or when these benefits and synergies will be realized, or the extent to which they will actually be achieved. Realization of any benefits or synergies could be affected by the factors described in other risk factors and a number of factors beyond Ginkgo’s control, including, without limitation, general economic conditions, increased operating costs and regulatory developments

Ginkgo may be unable to appropriately integrate the business, operations and assets of Zymergen into its existing business.

Achieving the benefits of the Merger will depend, in part, on Ginkgo’s ability to integrate the business, operations and assets of Zymergen successfully and efficiently with its business. The challenges involved in this integration, which will be complex and time-consuming, include the following:

•	difficulties integrating new and existing technologies, systems and processes into Ginkgo’s platform and operations;

•	successfully managing relationships with the combined supplier and customer base of Ginkgo and Zymergen;

•	coordinating and integrating independent research and development and engineering teams across product platforms while reducing costs;

•	consolidating and integrating processes, procurement, research, development and engineering activities, customer and technical support and management and administrative functions;

•	the ability to complete the potential sale or spin-out of Zymergen’s advanced materials and drug discovery businesses on favorable terms or at all;

•	coordinating sales and marketing efforts to effectively position Ginkgo’s capabilities and the direction of its platform;

•	limitations prior to the completion of the Merger on the ability of management of Ginkgo and Zymergen to conduct planning regarding the integration of the two companies;

•	limitations or encumbrances on certain Zymergen intellectual property or other difficulties integrating Zymergen intellectual property into Ginkgo’s portfolio;

•	the increased scale and complexity of Ginkgo’s operations resulting from the Merger;

•	managing Zymergen’s real estate cost commitments;

•	retaining key employees of Ginkgo and Zymergen;

•	integrating and managing Ginkgo’s other pending acquisitions in addition to the Merger; and

•	minimizing the diversion of Ginkgo’s management’s attention from other important business objectives.

If Ginkgo does not successfully manage these issues and the other challenges inherent in integrating an acquired business of the size and complexity of Zymergen, then Ginkgo may not achieve the anticipated benefits of the Merger and its revenue, expenses, operating results and financial condition could be materially adversely affected.

The acquisition of Zymergen may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.

The financial results of the combined company may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with Ginkgo’s integration of the business and operations of Zymergen. The amount and timing of these possible charges are not yet known. Further, Ginkgo’s failure to identify or accurately assess the magnitude of certain liabilities, including in connection with Zymergen’s pending legal proceedings and Zymergen’s real estate cost commitments, it is assuming in the Merger could result in unexpected litigation or regulatory exposure, unfavorable accounting charges, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on Ginkgo’s business, operating results or financial condition. The price of Ginkgo Class A Common Stock following the Merger could decline to the extent the combined company’s financial results are materially affected by any of these events.

The unaudited pro forma condensed combined financial information for Ginkgo included in this proxy statement/prospectus is preliminary, and the actual financial position and operations of Ginkgo after the Merger may differ materially from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information for Ginkgo included in this proxy statement/prospectus is presented for illustrative purposes only and is based on assumptions and estimates considered appropriate by Ginkgo’s management; however, it does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Merger been completed on the dates assumed. Ginkgo’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information reflects adjustments, which are preliminary and may be revised. The unaudited pro forma condensed combined financial information does not consider any impacts of integration costs, potential revenue enhancements, anticipated cost savings and expense efficiencies, or other synergies that may result from the Merger or any strategies that management may consider in order to continue to efficiently manage Zymergen’s operations. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Zymergen as of the date of the completion of the Merger. Further, Ginkgo expects to recognize a significant amount of additional goodwill and long-lived intangibles in the Merger. Such goodwill and intangibles will be subject to impairment assessments and a material charge may be necessary if the results of operations and cash flows are unable to support the goodwill initially recognized subsequent to the Merger. For more information see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 296 of this proxy statement/prospectus.

Ginkgo’s future results will suffer if it does not effectively manage its expanded operations and geographic footprint following the Merger.

Following the Merger, the size and scope of operations of the business of the combined companies will increase beyond the current size and scope of operations of either Ginkgo’s or Zymergen’s current businesses. In addition, Ginkgo may continue to expand its size and operations through additional acquisitions or other strategic transactions. Ginkgo’s future success depends, in part, upon its ability to manage its expanded business, which may pose substantial challenges for its management, including challenges related to the management and monitoring of new operations and locations and associated increased costs and complexity. There can be no assurances that Ginkgo will be successful in managing such expanded business or that it will realize the expected economies of scale, synergies and other benefits currently anticipated from the Merger or anticipated from any additional acquisitions or strategic transactions.

The market price of Ginkgo Class A Common Stock after completion of the Merger will continue to fluctuate, and may be affected by factors different from those affecting shares of Zymergen Common Stock currently.

Upon completion of the Merger, holders of Zymergen Common Stock will become holders of Ginkgo Class A Common Stock. The business of Ginkgo differs from that of Zymergen in important respects, and, accordingly, the results of operations of Ginkgo after the Merger, as well as the market price of Ginkgo Class A Common Stock, may be affected by factors different from those currently affecting the results of operations of Zymergen. As a result of the Merger, Zymergen will be part of a larger company with other lines of business, such that decisions affecting Zymergen may be made in respect of the larger combined business as a whole rather than the Zymergen business individually. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Ginkgo Class A Common Stock, regardless of Ginkgo’s actual operating performance. For further information on the businesses of Ginkgo and Zymergen and certain factors to consider in connection with those businesses, see the documents incorporated by reference or included in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus, “Incorporation of Certain Information by Reference” beginning on page 317 of this proxy statement/prospectus and “Information about Ginkgo” beginning on page 166 of this proxy statement/prospectus.

The combined company may not be able to retain customers, suppliers or distributors, or customers, suppliers or distributors may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Ginkgo or Zymergen.

As a result of the Merger, the combined company may experience impacts on relationships with customers, suppliers and distributors that may harm the combined company’s business and results of operations. Certain customers, suppliers or distributors may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers, suppliers and distributors will remain with or continue to have a relationship with the combined company or do so on contractual terms amenable to Ginkgo following the Merger. If any customers, suppliers or distributors seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, the combined company will not have long-term arrangements with many of its significant suppliers. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

Zymergen (or certain of its subsidiaries) also has contracts with vendors, landlords and other business partners which may require Zymergen (or certain of its subsidiaries) to obtain consent from or provide notice to these other parties in connection with the Merger, or which may otherwise contain limitations applicable to such contracts following the Merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the combined company’s business. In addition, third parties with whom Ginkgo and Zymergen currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Merger or by a termination of the Merger Agreement.

Risks Related to Ginkgo

Risks Related to Ginkgo’s Business

Ginkgo has a history of net losses. Ginkgo expects to continue to incur losses for the foreseeable future, and may never achieve or maintain profitability.

Ginkgo has incurred significant operating losses since its inception. Net loss attributable to Ginkgo’s stockholders was approximately $668.8 million and $1,259.3 million for the three and six months ended June 30, 2022, respectively. As of June 30, 2022, Ginkgo had an accumulated deficit of approximately $3,557.3 million. Ginkgo may incur losses and negative cash flow from operating activities for the foreseeable future as it continues to invest significant additional funds toward further developing its platform, the cell programs Ginkgo performs on behalf of its customers and otherwise growing its business, including Ginkgo’s biosecurity offering. Ginkgo’s operating expenses have increased as a result of becoming a public company, and Ginkgo expects operating expenses will continue to increase as it grows its business. Ginkgo has derived a significant portion of its revenues from fees and milestone payments from technical development services provided to customers to advance programs, as well as a significant portion of revenues from its biosecurity offering. Historically, these fees have not been sufficient to cover the full cost of operations. Additionally, if Ginkgo’s customers terminate their agreements or development plans, Ginkgo’s near-term revenues could be adversely affected. In addition, certain customer agreements provide for milestone payments, future royalties and other forms of contingent consideration, the payment of which are uncertain, as they are dependent on Ginkgo’s ability to successfully develop engineered cells, bioprocesses, or other deliverables and customers’ ability and willingness to successfully develop and commercialize products and processes.

Expenses may exceed revenues for the foreseeable future and Ginkgo may not achieve profitability. If Ginkgo fails to achieve profitability, or if the time required to achieve profitability is longer than anticipated, Ginkgo may not be able to expand or continue its business, and the value of Ginkgo Class A Common Stock could be negatively impacted. Ginkgo’s ability to achieve or sustain profitability is based on numerous factors, many of which are beyond Ginkgo’s control, including the development of its platform, the initiation of new programs with new and existing customers, the commercial terms of its programs, the ability to advance cell engineering programs in a timely and cost-effective manner, the ability to extend new offerings to customers,

Ginkgo’s customers’ ability to scale up bioprocesses, the ability of Ginkgo’s customers to produce and sell products, the impact of market acceptance of Ginkgo’s customers’ products, and Ginkgo’s customers’ market penetration and margins. Even if Ginkgo achieves profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

Ginkgo may need substantial additional capital in the future in order to fund its business.

Ginkgo has consumed considerable amounts of capital to date, and expects to incur continued net losses over the next several years as it continue to develop its business, advance programs, expand and enhance its platform, and make the capital investments necessary to scale up the Foundry operations and Codebase assets (each as defined below). Ginkgo may also use additional capital for its biosecurity offering, strategic investments and acquisitions. Ginkgo believes that its cash and cash equivalents, short-term investments, and interest earned on investments will be sufficient to meet projected operating requirements for several years and until reaching profitability. However, these assumptions may prove to be incorrect and could exhaust its available capital resources sooner than Ginkgo currently expects. Because of the numerous risks and uncertainties associated with the programs, including risks and uncertainties that could impact the rate of progress of the programs, Ginkgo is unable to estimate with certainty the amounts of capital outlays and operating expenditures associated with these activities.

Ginkgo does not currently have any commitments for future funding, and may receive fees, milestones, and royalty payments under its customer agreements, but these are not guaranteed. Additionally, Ginkgo may be able to sell equity interests in certain subsidiaries or collaborations but most of these equity stakes are illiquid (e.g., in private companies) and Ginkgo may not be able to find a buyer or may incur significant impairment if forced to sell these positions for liquidity. Ginkgo may not receive any further funds under those agreements, the funds it receives may be lower than projected, or the program costs may be higher than projected. In addition, Ginkgo may not be able to sign new customer agreements or enter into new development plans with existing customers with adequate funds to cover program development expenses. As a result of these and other factors, Ginkgo does not know whether additional financing will be available when needed, or, if available, whether such financing would be on terms favorable to Ginkgo or its stockholders.

If future financings involve the issuance of equity securities, existing stockholders would suffer dilution. If Ginkgo raises debt financing in the future, it may be subject to restrictive covenants that limit ability to conduct business. Ginkgo’s ability to raise funds may be adversely impacted by current or future economic conditions. If Ginkgo fails to raise sufficient funds and continues to incur losses, its ability to fund operations, take advantage of strategic opportunities, or otherwise respond to competitive pressures could be significantly limited. If adequate funds are not available, Ginkgo may not be able to successfully execute its business plan or continue its business.

Ginkgo has experienced rapid growth and expects growth to continue, and if Ginkgo fails to effectively manage its growth, then its business, results of operations, and financial condition could be adversely affected.

Ginkgo has experienced substantial growth in its business since inception, which has placed and may continue to place significant demands on company culture, operational infrastructure, and management. Ginkgo believes that its culture has been a critical component of its success. Ginkgo has invested substantial time and resources in building its team and nurturing a culture of empowerment of, and active engagement by, its employees. As Ginkgo expands its business and matures as a public company, Ginkgo may find it difficult to maintain its culture while managing this growth. Any failure to manage anticipated growth and organizational changes in a manner that preserves the key aspects of Ginkgo’s culture could be detrimental to future success, including its ability to recruit and retain personnel, and effectively focus on and pursue its objectives. This, in turn, could adversely affect Ginkgo’s business, results of operations, and financial condition.

In addition, in order to successfully manage rapid growth, Ginkgo’s organizational structure has become more complex and is likely to continue to become more complex. In order to manage these increasing complexities, Ginkgo will need to continue to scale and adapt its operational, financial, and management controls, as well as its reporting systems and procedures. The expansion of Ginkgo’s systems and infrastructure will require commitment to substantial financial, operational, and management resources before revenue increases and without any assurances that revenue will increase.

Finally, continued growth could strain Ginkgo’s ability to maintain reliable service levels and offerings for its customers. If Ginkgo fails to achieve the necessary level of capacity, quality and efficiency in performing services and other development activities, or the necessary level of efficiency in organizational structure as it grows, then its business, results of operations, and financial condition could be adversely affected.

Ginkgo’s limited operating history makes it difficult to evaluate its current business and future prospects.

Ginkgo has a portfolio of cell engineering programs which vary in start date, duration, complexity, and revenue potential. Additionally, Ginkgo’s downstream economics in the form of equity interests, milestone payments, or royalty streams add an additional level of uncertainty to possible future performance. Consequently, predictions about future success or viability are highly uncertain and may not be as accurate as they could be if Ginkgo had a longer company history of successfully developing, commercializing and generating revenue from its programs and/or downstream economic participation. With respect to Ginkgo’s biosecurity offering, prior to 2020, Ginkgo had no experience developing or commercializing testing services. Moreover, as described above, given the limited operating history of its biosecurity offering, Ginkgo’s reliance on government funding for testing, potential disruptions from vaccine rollout generally, the availability of COVID-19 therapeutics, the impact of summer vacation and other school breaks, and the increased availability of over-the-counter testing options, the future performance of Ginkgo’s COVID-19 testing program is unpredictable. Moreover, Ginkgo cannot predict how long the COVID-19 pandemic will continue and, therefore, cannot predict the duration of the revenue stream, which could diminish significantly, from COVID-19 testing services.

Ginkgo’s long-term objective is to generate free cash flow from the commercialization of programs by customers across a variety of industries, as well as from its biosecurity-focused offerings. Estimated costs and timelines for the completion of programs are based on Ginkgo’s experiences to date and expectations for each stage of the program in development. Given the variety of types of programs Ginkgo supports and the continued growth of its platform, there is variability in timelines and costs for launching and executing programs, and completion dates can change over the course of a customer engagement. In addition, costs and timelines may be greater or subject to variability where regulatory requirements lead to longer timelines, such as in agriculture, food, and therapeutics. In addition, Ginkgo has equity interests in certain companies and there is and will continue to be variability in the financial performance of these other companies or future companies in which it may have equity interests.

As a business with a limited operating history, Ginkgo may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown obstacles. Ginkgo has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in emerging and rapidly changing industries. If assumptions regarding these risks and uncertainties, which Ginkgo used to plan and operate its business, are incorrect or change, or if Ginkgo does not address these risks successfully, its results of operations could differ materially from expectations, and its business, financial condition, and results of operations could be adversely affected.

If Ginkgo cannot maintain and expand current customer partnerships and enter into new customer partnerships, its business could be adversely affected.

Ginkgo does not generate substantial revenue from its own products, and instead generates revenue from customer collaborations in which Ginkgo provides services, and also receives downstream value in the form of royalties, equity, or milestone payments. As a result, Ginkgo’s success depends on its ability to expand the number, size and scope of customer collaborations. Ginkgo’s ability to win new business depends on many factors, including reputation in the market, the quality of service offerings relative to alternatives, the pricing and efficiency of services relative to alternatives, and technical capabilities. If Ginkgo fails to maintain a position of strength in any of these factors, its ability to either sign new customer collaborations or launch new programs with existing customers may suffer and this could adversely affect its prospects. Additionally, in the process of developing programs, Ginkgo generates Foundry know-how and accumulates meaningful biological and data assets, including optimized proteins and organisms, characterized genetic parts, enhanced understanding of metabolic pathways, biological, chemical, and genetic libraries, and other elements of biological data. Data and know-how generated from programs provide the basis for expanded capabilities that Ginkgo believes further supports customer collaborations. As a result, in addition to reducing revenue or delaying the development of programs, the loss of one or more of Ginkgo’s customer relationships or the failure to add new customers or programs may hinder Ginkgo’s accumulation of such information, thus hindering efforts to advance technological differentiation and improve Ginkgo’s platform.

Ginkgo engages in conversations with companies regarding potential customer collaborations on an ongoing basis. Ginkgo may spend considerable time and money engaging in these conversations and feasibility assessments, including understanding the technical approach to a program, customer concerns and limitations, and legal or regulatory landscape of a potential program or offering, which may not result in a commercial agreement. Even if an agreement is reached, the resulting relationship may not be successful for many reasons, including Ginkgo’s inability to complete a program to the customers’ specifications or within the customers’ time frames, or unsuccessful development or commercialization of products or processes by Ginkgo’s customers. In such circumstances, Ginkgo’s revenues and downstream value potential from such a collaboration might be meaningfully reduced.

Ginkgo currently owns and may in the future own equity interests in other operating companies, including certain of its customers; consequently, Ginkgo has exposure to the volatility and liquidity risks inherent in holding its equity and overall operational and financial performance of its businesses.

Ginkgo currently owns equity interests in several of its customers. In the future, Ginkgo may also own equity interests in other companies. The process by which Ginkgo receives equity interests and the factors considered in deciding whether to accept, hold or dispose of these equity positions may differ significantly from those that an independent investor would evaluate when considering equity interests in a company. Owning equity increases exposure to the risks of the other company and, in the case of customers, beyond the products of Ginkgo’s collaborations. Ginkgo’s equity ownership positions expose it to market volatility and the potential for negative returns. Ginkgo may have restrictions on resale or limited markets to sell equity ownership. In many cases, an equity position is a minority position which exposes Ginkgo to further risk, as Ginkgo is not able to exert control over the companies in which it holds securities.

In connection with future collaborations or joint ventures, Ginkgo may, from time to time, receive warrants or options, all of which involve special risks. To the extent Ginkgo receives warrants or options in connection with future collaborations or joint ventures, it would be exposed to risks involving pricing differences between the market value of underlying securities and the exercise price for the warrants or options, a possible lack of liquidity, and the related inability to close a warrant or option position, all of which could ultimately have an adverse effect on Ginkgo’s financial position.

Ginkgo leverages its own resources and partners with strategic and financial investors in order to help early stage companies and innovators secure funding and benefit from its platform, which exposes Ginkgo to a number of risks.

Since Ginkgo’s founding, it has helped to launch new companies (such as BiomEdit, LLC, Motif FoodWorks, Inc., Allonnia, LLC, Arcaea, LLC (formerly known as Kalo Ingredients, LLC), Ayana Bio, LLC, Joyn Bio LLC and Verb Biotics, LLC) by bringing together strategic and financial investors to secure funding for these early stage and small companies. Going forward, Ginkgo intends to continue to leverage its balance sheet and partner with investors to enable companies at all stages to benefit from its platform.

Partnering with and investing in early stage and small companies may expose Ginkgo to a number of risks, including that early stage and small companies may have:

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shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render small companies more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•	more limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital than originally anticipated to expand, compete and operate their business;

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the inability to obtain financing from the public capital markets or other traditional sources, such as commercial banks, in part because loans made to these types of companies entail higher risks than loans made to companies that have larger businesses, greater financial resources or are otherwise able to access traditional credit sources on more attractive terms;

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a higher likelihood of depending on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on such company and, in turn, on Ginkgo;

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less predictable operating results, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

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particular vulnerabilities to changes in customer preferences and market conditions, depend on a limited number of customers, and face intense competition, including from companies with greater financial, technical, managerial and marketing resources; and

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fewer administrative resources, which can lead to greater uncertainty in their ability to generate accurate and reliable financial data, including their ability to deliver audited financial statements.

Any of these factors or changes thereto could impair an early stage or small company’s financial condition, results of operation, cash flow or result in other adverse events, such as bankruptcy. This, in turn, could result in losses in Ginkgo’s investments and a change in Ginkgo’s income (loss) on investments.

Ginkgo may be unable to complete pending strategic acquisitions or successfully integrate strategic acquisitions which could adversely affect its business and financial condition.

Ginkgo’s inability to complete any pending strategic acquisitions or to successfully integrate any new or previous strategic acquisitions could have a material adverse effect on its business. Ginkgo’s business strategy includes the acquisition of technologies and businesses that complement or augment its existing products and services. Ginkgo may continue to seek attractive opportunities to acquire businesses, enter into joint ventures and make other investments that are complementary to its existing strengths. There are no assurances, however, that any strategic acquisition opportunities will arise or, if they do, that they will be consummated. Certain acquisitions may be difficult to complete for a number of reasons, including the need to satisfy customary closing conditions, the need for antitrust and/or other regulatory approvals, as well as disputes or litigation. For example, this Merger and the pending acquisition of Bayer Cropscience LP (“Bayer”) are subject to a number of closing conditions, as described further in the notes to Ginkgo’s consolidated financial statements included on page F-1 of this proxy statement/prospectus. Any strategic acquisition Ginkgo may complete may be made at a substantial premium over the fair value of the net identifiable assets of the acquired company and thus its realization of this value relies on successful integration and continued operations. Ginkgo may not be able to integrate acquired businesses successfully into its existing businesses, make such businesses profitable, retain key employees or realize anticipated cost savings or synergies, if any, from these acquisitions, which could adversely affect its business and financial condition. Further, Ginkgo’s ongoing business may be disrupted, and its management’s attention may be diverted by acquisitions, investments, transition and/or integration activities.

In addition to Ginkgo’s proposed acquisition of Zymergen, Ginkgo may pursue other strategic acquisitions and investments that are dilutive to its stockholders and that could have an adverse impact on Ginkgo’s business if they are unsuccessful.

Ginkgo has made acquisitions in the past and, as appropriate opportunities become available, Ginkgo may acquire additional businesses, assets, technologies, or products to enhance its business in the future, but Ginkgo’s ability to do so successfully cannot be ensured. Ginkgo has also made investments in companies that it views as synergistic with its business. Although Ginkgo conducts due diligence on these acquisitions and investments, such processes may underestimate or fail to reveal significant liabilities and Ginkgo could incur losses resulting from liabilities of the acquired business that are not covered by indemnification Ginkgo may obtain from the seller. Even if Ginkgo identifies suitable opportunities, including pending transactions, it may not be able to complete such acquisitions on favorable terms or at all, which could damage its business. Additionally, pursuing acquisitions, whether successful or unsuccessful, could result in civil litigation and regulatory penalties. Any acquisitions Ginkgo makes may not strengthen its competitive position, and these transactions may be viewed negatively by customers or investors. Ginkgo may decide to incur debt or spend cash in connection with a strategic acquisition, which may cause Ginkgo to face liquidity concerns or be subject to restrictive covenants in the future. Ginkgo has issued, and in the future may also issue, common stock or other equity securities to the stockholders of the acquired company, which could constitute a material portion of then-outstanding shares of common stock and may reduce the percentage ownership of existing stockholders.

In addition, Ginkgo may not be able to successfully integrate the acquired personnel, assets, technologies, products and/or operations into its existing business in an effective, timely, and non-disruptive manner or retain acquired personnel following an acquisition. Acquisitions may also divert management’s attention from day-to-day responsibilities, increasing expenses and reducing cash available for operations and other uses. In addition, Ginkgo may not be able to fully recover the costs of such acquisitions or be successful in leveraging any such strategic transactions into increased business, revenue, or profitability. Ginkgo also cannot predict the number, timing, or size of any future acquisitions or the effect that any such transactions might have on operating results.

Accordingly, although there can be no assurance that Ginkgo will undertake or successfully complete any future acquisitions, any transactions that Ginkgo does complete may not yield the anticipated benefits and may be subject to the foregoing or other risks and have a material and adverse effect on its business, financial condition, results of operations, and prospects. Conversely, any failure to pursue or delay in completing any acquisition or other strategic transaction that would be beneficial to Ginkgo, including those caused by competing parties, could delay the development of its platform or advancement of programs and, thus, potential commercialization of Ginkgo’s customer’s products.

Ginkgo’s programs may not achieve milestones and other anticipated key events on the expected timelines or at all, which could have an adverse impact on its business and could cause the price of Ginkgo Class A Common Stock to decline.

Ginkgo may adopt various technical, manufacturing, regulatory, commercial, and other objectives for its programs. These milestones may include Ginkgo’s or Ginkgo’s customers’ expectations regarding the commencement or completion of technical development, the achievement of manufacturing targets, the submission of regulatory filings, or the realization of other development, regulatory, or commercialization objectives by Ginkgo or its customers. The achievement of many of these milestones may be outside of Ginkgo’s control. All of these milestones are based on a variety of assumptions, including assumptions regarding capital resources, constraints, and priorities, progress of and results from research and development (“R&D”) activities, and other factors, including impacts resulting from the COVID-19 pandemic, any of which may cause the timing of achievement of the milestones to vary considerably. If Ginkgo, its collaborators, or its customers fail to achieve milestones in the expected timeframes, the commercialization of Ginkgo’s programs may be delayed, its credibility may be undermined, business and results of operations may be harmed, and the trading price of Ginkgo’s Class A Common Stock may decline.

Ginkgo must continue to secure and maintain sufficient and stable supplies of laboratory reagents, consumables, equipment, and laboratory services. Ginkgo depends on a limited number of suppliers, some of which are single-source suppliers, and contract manufacturers for critical supplies, equipment, and services for research, development, and manufacturing of Ginkgo’s products and processes. Reliance on these third parties exposes Ginkgo to risks relating to costs, contractual terms, supply, and logistics, and the loss of any one or more of these suppliers or contract manufacturers or their failure to supply Ginkgo with the necessary supplies, equipment, or services on a timely basis, could cause delays in Ginkgo’s research, development, or production capacity and adversely affect its business.

The COVID-19 pandemic has caused substantial disruption in global supply chains and the ability of third parties to provide Ginkgo services on a timely basis or at all. As a result, Ginkgo has experienced shortages in some of its key equipment and supplies, including those required in Ginkgo’s labs, as well as disruptions in services provided by third parties, and may continue to do so in the future as a result of the pandemic, or otherwise. Ginkgo may also experience price increases, quality issues and longer lead times due to unexpected material shortages, service disruptions, and other unanticipated events, which may adversely affect supply of lab equipment, lab supplies, chemicals, reagents, supplies, and lab services. For some suppliers, Ginkgo does not enter into long-term agreements and instead secures materials and services on a purchase order basis. Suppliers may reduce or cease their supply of materials or services to Ginkgo at any time in the future. If the supply of materials or services is interrupted, Ginkgo’s programs may be delayed.

Ginkgo depends on a limited number of suppliers for critical items, including lab consumables and equipment, for the development of its programs. Some of these suppliers are single-source suppliers. Ginkgo does not currently have the infrastructure or capability internally to manufacture these items at the necessary scale or at all. Although Ginkgo has a reserve of supplies and although alternative suppliers exist for some of these critical products, services, and equipment, existing processes used in its Foundry have been designed based on the functions, limitations, features, and specifications of the products, services, and equipment that Ginkgo currently utilizes. While Ginkgo works with a variety of domestic and international suppliers, Ginkgo’s suppliers may not be obligated to supply products or services or arrangements may be terminated with relatively short notice periods. Additionally, Ginkgo does not have any control over the process or timing of the acquisition or manufacture of materials by its manufacturers and cannot ensure that they will deliver the items ordered on time, or at all.

In particular, Ginkgo relies on Twist Bioscience Corporation for custom DNA synthesis and Thermo Fisher Scientific Inc. and others for certain instruments and consumables. The price and availability of DNA, chemicals, reagents, equipment, consumables, and instruments have a material impact on Ginkgo’s ability to provide Foundry services. Ginkgo may rely on contract manufacturers like Fermic, s.a. de.c.v for scale-up fermentation development, fermentation, and manufacturing of products for some customers.

The loss of the products, services, and equipment provided by one or more suppliers could require Ginkgo to change the design of its research, development, and manufacturing processes based on the functions, limitations, features, and specifications of the replacement items or seek out a new supplier to provide these items. Additionally, as Ginkgo grows, its existing suppliers may not be able to meet the increasing demand, and Ginkgo may need to find additional suppliers. Ginkgo may not be able to secure suppliers who provide lab supplies at, or equipment and services to, the specification, quantity, and quality levels that Ginkgo demands (or at all) or be able to negotiate acceptable fees and terms of services with any such suppliers.

As described above, some lab equipment, lab consumables, and other services and materials are purchased from single-source or preferred suppliers, which limits Ginkgo’s negotiating leverage and ability to rely on additional or alternative suppliers for these items. Ginkgo’s dependence on these single-source and preferred suppliers exposes it to certain risks, including the following:

•	suppliers may cease or reduce production or deliveries, raise prices, or renegotiate terms;

•	Ginkgo may be unable to locate a suitable replacement on acceptable terms or on a timely basis, if at all;

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if there is a disruption to single-source or preferred suppliers’ operations, and if Ginkgo is unable to enter into arrangements with alternative suppliers, it will have no other means of continuing the relevant research, development, or manufacturing operations until they restore the affected facilities or they or Ginkgo procure alternative sources of supply;

•	delays caused by supply issues may harm Ginkgo’s reputation, frustrate customers, and cause them to turn to competitors for future programs; and

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Ginkgo’s ability to progress the development of existing programs and the expansion of capacity to begin future programs could be materially and adversely impacted if the single-source or preferred suppliers upon which Ginkgo relies were to experience a significant business challenge, disruption, or failure due to issues such as financial difficulties or bankruptcy, issues relating to other customers such as regulatory or quality compliance issues, or other financial, legal, regulatory, or reputational issues.

Moreover, to meet anticipated market demand, suppliers may need to increase manufacturing capacity, which could involve significant challenges. This may require Ginkgo and its suppliers to invest substantial additional funds and hire and retain the technical personnel who have the necessary experience. Neither Ginkgo nor its suppliers may successfully complete any required increase to existing research, development, or manufacturing capacity in a timely manner, or at all.

For the quarter ended June 30, 2022, cost of lab equipment, lab supplies, and lab services accounted for a significant portion of total R&D expenses. In the event of price increases by suppliers, whether as a result of inflationary pressures or otherwise, Ginkgo may attempt to pass the increased costs to customers. However, Ginkgo may not be able to raise the prices of its Foundry services sufficiently to cover increased costs resulting from increases in the cost of materials and services, or the interruption of a sufficient supply of materials or services. As a result, materials and services costs, including any price increase for materials and services, may negatively impact Ginkgo’s business, financial condition, and results of operations.

Some of Ginkgo’s suppliers and contract manufacturers are foreign entities. Ginkgo may face disruptions due to the inability to obtain customs clearances in a timely manner or restrictions on shipping or international travel due to the COVID-19 pandemic. As a result of ongoing global supply chain challenges resulting in very long lead times for certain products and equipment, Ginkgo may order in larger volumes in order to secure the supplies Ginkgo requires for future operations, which may negatively impact financial conditions, especially if Ginkgo is unable to use the supplies ordered.

Ginkgo uses biological, hazardous, flammable and/or regulated materials that require considerable training, expertise and expense for handling, storage and disposal and may result in claims against Ginkgo.

Ginkgo works with biological and chemical materials that could be hazardous to human, animal, or plant health and safety or the environment. Ginkgo’s operations produce hazardous and biological waste products, and Ginkgo largely contracts with third parties for the disposal of these products. Federal, state, and local laws and regulations govern the use, generation, manufacture, storage, handling, and disposal of these materials and wastes. Compliance with applicable laws and regulations is expensive, and current or future laws and regulations may restrict operations. If Ginkgo does not comply with applicable laws and regulations, it may be subject to fines and penalties.

In addition, Ginkgo cannot eliminate the risk of (a) accidental or intentional injury or (b) release, or contamination from these materials or wastes, which could expose it to liability. Furthermore, laws and regulations are complex, change frequently, and have tended to become more stringent. Ginkgo cannot predict the impact of such changes and cannot be certain of future compliance. Accordingly, in the event of release, contamination, or injury, Ginkgo could be liable for the resulting harm or penalized with fines in an amount exceeding its resources and Ginkgo’s operations could be suspended or otherwise adversely affected. These liabilities could also include regulatory actions, litigation, investigations, remediation obligations, damage to Ginkgo’s reputation and brand, supplemental disclosure obligations, loss of customer, consumer, and partner confidence in the safety of laboratory operations, impairment to Ginkgo’s business, and corresponding fees, costs, expenses, loss of revenues, and other potential liabilities, as well as increased costs or loss of revenue or other harm to Ginkgo’s business.

The release of GMOs or Genetically Modified Materials, whether inadvertent or purposeful, into uncontrolled environments could have unintended consequences, which may result in increased regulatory scrutiny and otherwise harm Ginkgo’s business and financial condition.

The genetically engineered organisms and materials that Ginkgo develops may have significantly altered characteristics compared to those found in the wild, and the full effects of deployment or release of Ginkgo’s genetically engineered organisms and materials into uncontrolled environments may be unknown. In particular, such deployment or release, including an unauthorized release, could impact the environment or community generally or the health and safety of Ginkgo’s employees, Ginkgo’s customers’ employees, and the consumers of Ginkgo’s customers’ products.

In addition, if a high-profile biosecurity breach or unauthorized release of a biological agent occurs within Ginkgo’s industry, customers and potential customers may lose trust in the security of the laboratory environments in which Ginkgo produces GMOs and genetically modified plant or animal cells and genetically modified proteins and biomaterials (collectively, “Genetically Modified Materials”), even if Ginkgo is not directly affected. Any adverse effect resulting from such a release, by Ginkgo or others, could have a material adverse effect on the public acceptance of products from engineered cells and Ginkgo’s business and financial condition. Such a release could result in increased regulatory scrutiny of Ginkgo’s facilities, platform, and programs, and could require Ginkgo to implement additional costly measures to maintain regulatory permits, licenses, authorizations and approvals. To the extent such regulatory scrutiny or changes impact Ginkgo’s ability to execute on existing or new programs for Ginkgo’s customers, or make doing so more costly or difficult, Ginkgo’s business, financial condition, or results of operations may be adversely affected. In addition, Ginkgo could have exposure to liability for any resulting harm, as well as to regulatory actions, litigation, investigations, remediation obligations, damage to reputation and brand, supplemental disclosure obligations, loss of customer, consumer, and partner confidence in the safety of engineered cells materials and organisms, impairment to Ginkgo’s business, and corresponding fees, costs, expenses, loss of revenues, and other potential liabilities, as well as increased costs or loss of revenue or other harm to Ginkgo’s business.

Ginkgo could synthesize DNA sequences or engage in other activity that inadvertently contravenes biosecurity requirements, or regulatory authorities could promulgate more far-reaching biosecurity requirements that its standard business practices cannot accommodate, which could give rise to substantial legal liability, impede Ginkgo’s business, and damage its reputation.

The Federal Select Agent Program (“FSAP”) involves rules administered by the Centers for Disease Control and Prevention and the Animal and Plant Health Inspection Service that regulate possession, use, and transfer of biological select agents and toxins that have the potential to pose a severe threat to public, animal, or plant health or to animal or plant products. In accordance with the International Gene Synthesis Consortium’s (“IGSC”) Harmonized Screening Protocol for screening of synthetic DNA sequence orders, Ginkgo follows biosafety and biosecurity industry practices and avoid DNA synthesis activities that implicate FSAP rules by screening synthetic DNA sequence orders against the IGSC’s Regulated Pathogen Database; however, Ginkgo could err in its observance of compliance program requirements in a manner that leaves it in noncompliance with FSAP or other biosecurity rules. In addition, authorities could promulgate new biosecurity requirements that restrict operations. One or more resulting legal penalties, restraints on Ginkgo’s business or reputational damage could have material adverse effects on Ginkgo’s business, financial condition, or results of operations.

Third parties may use Ginkgo’s engineered cells, materials, and organisms and accompanying production processes in ways that could damage its reputation.

After Ginkgo’s customers have received its engineered cells, materials, and organisms and accompanying production processes, Ginkgo does not have any control over their use and customers may use them in ways that are harmful to Ginkgo’s reputation. In addition, while Ginkgo has established a biosecurity program designed to comply with biosafety and biosecurity requirements and export control requirements in an effort to ensure that third parties do not obtain engineered cells or other biomaterials for malevolent purposes, Ginkgo cannot guarantee that these preventative measures will eliminate or reduce the risk of the domestic and global opportunities for the misuse or negligent use of engineered cells materials, and organisms and production processes. Accordingly, in the event of such misuse or negligent use, Ginkgo’s reputation, future revenue, and operating results may suffer.

International expansion of Ginkgo’s business exposes it to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.

Ginkgo currently markets its services and delivers its programs, materials, and processes outside of the United States and may market future offerings outside of the United States. Ginkgo, and its suppliers, collaborators, and customers, currently conduct business outside of the United States. From time to time, Ginkgo’s services may include the hiring or secondment of employees outside the United States at third party facilities or require the hiring or secondment of foreign persons within Ginkgo’s facilities, including as a result of foreign acquisitions. Accordingly, Ginkgo is subject to a variety of risks inherent in doing business internationally, and exposure to these risks will increase as Ginkgo continues to expand its operations and customer base. These risks include:

•	political, social and economic instability;

•	fluctuations in currency exchange rates;

•	higher levels of credit risk, corruption, and payment fraud;

•	enhanced difficulties of integrating any foreign acquisitions;

•	increased expenses and diversion of Ginkgo’s management’s attention from advancing programs;

•	regulations that might add difficulties in repatriating cash earned outside the United States and otherwise prevent Ginkgo from freely moving cash;

•	import and export controls and restrictions and changes in trade regulations;

•	compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws in other jurisdictions;

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multiple, conflicting and changing laws and regulations such as privacy, security and data use regulations, tax laws, tariffs, trade regulations, economic sanctions and embargoes, employment laws, anti-corruption laws, regulatory requirements, reimbursement or payor regimes and other governmental approvals, permits and licenses;

•	failure by Ginkgo, its collaborators or its customers to obtain regulatory clearance, authorization or approval for the use of Ginkgo’s services in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining intellectual property protection and enforcing Ginkgo’s intellectual property;

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difficulties in staffing and managing foreign operations, including difficulties related to the increased operations, travel, infrastructure and legal compliance costs associated with international locations;

•	logistics and regulations associated with shipping chemicals, biomaterials and product samples, including infrastructure conditions and transportation delays;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises, on demand and payment for Ginkgo’s products and exposure to foreign currency exchange rate fluctuations;

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natural disasters, political and economic instability, including wars (including the Russian invasion of Ukraine), terrorism and political unrest, the outbreak of disease, or public health epidemics, such as COVID-19, which could have an adverse impact on Ginkgo employees, contractors, customers, partners, travel and the global economy;

•	breakdowns in infrastructure, utilities and other services;

•	boycotts, curtailment of trade and other business restrictions; and

•	the other risks and uncertainties described in this proxy statement/prospectus.

Additionally, as part of Ginkgo’s growth strategy, it will continue to evaluate potential opportunities for international expansion. Operating in international markets requires significant resources and management attention and will subject Ginkgo to regulatory, economic and political risks in addition to those it faces in the United States. However, Ginkgo’s international expansion efforts may not be successful, which could limit the size of its market or the ability to provide services or programs internationally.

In addition, due to potential costs from any international expansion efforts and potentially higher supplier costs outside of the United States, Ginkgo’s international operations may operate with a lower margin profile. As a result, Ginkgo’s margins may fluctuate as it expands its operations and customer base internationally.

Any of these factors could significantly harm future international expansion and operations and, consequently, revenue and results of operations.

Risks Related to Ginkgo’s Customers

Ginkgo relies on its customers to develop, produce and manufacture products using the engineered cells and/or biomanufacturing processes that Ginkgo develops. If these initiatives by Ginkgo’s customers are not successful or do not achieve commercial success, or if Ginkgo’s customers discontinue their development, production and manufacturing efforts using Ginkgo’s engineered cells and/or biomanufacturing processes, Ginkgo’s future financial position may be adversely impacted.

Ginkgo operates as a platform company. As such, Ginkgo relies on its customers to commercialize products that may be enabled by its engineered cells and/or biomanufacturing processes. A portion of the value in customer collaborations is earned through downstream value sharing in the form of equity, royalty streams, or milestone payments. If customers are not successful in bringing these products to market, the downstream portion of value will be adversely impacted. Because Ginkgo does not directly control manufacturing, product or downstream process development or commercialization, Ginkgo has limited ability to impact the quality of its partners’ production processes and ultimate commercial success.

In addition, Ginkgo’s customers may simply choose not to develop or commercialize a product it has enabled in which Ginkgo is entitled to downstream value sharing. In Ginkgo’s current relationships, it would have limited or no recourse to find alternative methods to monetize these products without the original customer. Because this industry is still nascent and the regulatory environment is evolving, Ginkgo has limited historical information on the probability of commercial success for bioengineered products or biomanufacturing processes in the market and have limited ability to underwrite the likelihood that its customers will be able to create valuable products or processes in their market using the results of their programs with Ginkgo. If Ginkgo overestimates the probability of commercial success, the price of Ginkgo Class A Common Stock may be adversely impacted as a result of lower expectations for future cash flows from customer collaborations.

Ginkgo’s revenue is concentrated in a limited number of customers, some of which are related parties, and Ginkgo’s revenue, results of operations, cash flows and reputation in the marketplace may suffer upon the loss of a significant customer.

Ginkgo has derived, and may continue to derive, a significant portion of revenue from a limited number of large customers. During the quarter ended June 30, 2022, three customers each represented more than 10% of total revenue and cumulatively represented 41% of total revenue. Due to the significant time required to acquire new customers, to plan and develop new programs for customers, and to satisfactorily execute on existing programs, the loss of any of these customers, or the loss of any other significant customer or a significant reduction in the amount of demand from a significant customer would adversely affect Ginkgo’s revenue, results of operations, cash flows and reputation in the marketplace. There is always a risk that existing customers will not elect to do business with Ginkgo in the future or will experience financial difficulties. If Ginkgo’s customers experience financial difficulties or business reversals which reduce or eliminate the need for Ginkgo’s services, they may be unable or unwilling to fulfill their contracts with Ginkgo. There is also the risk that customers will attempt to impose new or additional requirements that reduce the profitability of the services performed by Ginkgo. Ginkgo’s customer concentration also increases the concentration of accounts receivable and exposure to payment defaults by key customers, which could expose Ginkgo to substantial and potentially unrecoverable costs if Ginkgo does not receive payment from key customers. Additionally, the loss of any significant customer could pose reputational harm and make it more challenging to acquire new customers.

In addition, while customer collaborations are typically multi-year, Ginkgo generally does not require customers to generate a minimum amount of annual demand and without such contracts, customers are not obligated to use Ginkgo’s services beyond the amounts they choose to incur. Ginkgo’s customers may choose to use fewer of its services depending on program progress, their own technological capabilities, market demand for their products and/or their own internal budget cycles. As a result, Ginkgo cannot accurately predict customers’ decisions to reduce or cease utilizing its services. Even where Ginkgo enters into long-term contracts with customers, there is no guarantee that such agreements will be negotiated on terms that are commercially favorable to Ginkgo in the long-term. In addition, existing customers may choose to perform some or all of the services they expect from Ginkgo internally, with another third-party partner or by using capabilities from acquisitions of assets.

In certain cases, Ginkgo’s business partners may have discretion in determining when and whether to make announcements about the status of collaborations, including about developments and timelines for advancing programs, and the price of Ginkgo’s common stock may decline as a result of announcements of unexpected results or developments.

Generally, Ginkgo and its customers must mutually agree on determining when and whether to make announcements about the status of collaborations, including developments in the programs and timelines for commercialization of or improvements to products using engineered cells developed using Ginkgo’s platform. However, in some cases customers may report or otherwise may be obligated to disclose certain matters without Ginkgo’s consent. Ginkgo’s partners may also wish to report such information more or less frequently than Ginkgo intends to or may not wish to report such information at all. Ginkgo or its partners may announce a collaboration or partnership even if there is no guarantee that it will recognize program fees. The price of Ginkgo Class A Common Stock may decline as a result of a public announcement of unexpected results or developments in Ginkgo’s partnerships, or as a result of Ginkgo’s partners not consenting to an announcement or withholding information.

Risks Related to the COVID-19 Pandemic

The recent COVID-19 pandemic and the global attempt to contain it may harm Ginkgo’s business and results of operations.

The full impact of the continuing COVID-19 pandemic and related public health measures on Ginkgo’s business will depend largely on future developments, including the duration and severity of the pandemic, which remains highly uncertain. Extraordinary actions have been taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 throughout the world, including travel bans, quarantines, capacity limitations at facilities, “stay-at-home” orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. Additionally, Ginkgo’s operations rely on the availability of laboratory scientists, engineers and facility, safety, quality and compliance personnel to work on-site. If a critical team member falls ill or needs to quarantine, or if a critical mass of Ginkgo’s personnel falls ill or needs to quarantine, Ginkgo may not be able to continue operations. The COVID-19 pandemic has also had an adverse effect on Ginkgo’s ability to attract, recruit, interview and hire at the pace Ginkgo would typically expect to support its rapidly expanding operations, as well as on its ability to build out facilities to accommodate expanding operations.

The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on operations, particularly as a result of preventive and precautionary measures that Ginkgo, other businesses, and governments are taking. For example, as part of these efforts and in accordance with applicable government directives, Ginkgo initially temporarily suspended some programs at its facilities in Boston, Massachusetts in late March 2020. Ginkgo has continued to operate within the rules and guidance applicable to its business during the pandemic, including by requiring physical distancing, quarantining personnel and reducing capacity limits in Ginkgo’s facilities, and operations at third-party facilities have been similarly impacted by governmental mandates and guidelines; however, a continuing implementation of these restrictions, or the implementation of additional restrictions, could further impact Ginkgo’s ability to operate effectively and conduct ongoing R&D, laboratory operations, sales and marketing activities or other activities or operations, or lead to further compliance costs.

Ginkgo has also incurred expenses associated with its efforts to accommodate personnel during the COVID-19 pandemic, including costs associated with the provision of COVID-19 testing to its personnel, safety accommodations, providing on-site amenities and enhanced on-site cleaning efforts, and Ginkgo will continue to incur such expenses associated with its operations.

The pandemic has also caused substantial disruption in global supply chains. These interruptions may require Ginkgo to suspend operations or delay programs. If Ginkgo continually delays programs with existing customers, it may be in breach of contracts with existing customers or customers may decide to cease doing business with Ginkgo or have decreased demand for its products. Ginkgo may also experience a slow-down in its pipeline of new programs or a termination of existing programs if customers or potential customers face disruptions during the pandemic. Difficulties and delays such as those Ginkgo has experienced and may experience in the future may prevent it from meeting operating and financial goals, both in general and within the targeted timelines, and may cause revenues and operating results to fluctuate from period to period.

Uncertainty regarding the ongoing demand and/or capacity (including capacity at third party clinical testing laboratories) of Ginkgo’s COVID-19 individual and pooled sample tests could materially adversely affect Ginkgo’s business.

Ginkgo’s biosecurity offering consists of COVID-19 testing programs are subject to inherent risks of commercial viability, such as demand for tests, price or market share erosion due to competition and the duration of the COVID-19 pandemic. Ginkgo is in a highly competitive market—many companies have launched or are seeking to launch COVID-19 testing products and many of these companies already have an existing commercial and technical infrastructure to market and commercialize such offerings. Ginkgo has limited experience marketing or commercializing diagnostic or pooled sample testing programs and may not be able to sufficiently support operations with its current base of personnel or recruit enough personnel to effectively commercialize COVID-19 testing programs, particularly during a pandemic, at which time the pipeline for experienced personnel will be in high demand. Moreover, as vaccines for COVID-19 and at-home or over-the-counter COVID-19 tests become more widely available, and as infection rates decrease, demand for COVID-19 testing may also decrease.

Ginkgo’s COVID-19 testing business relies heavily on the adoption of pooled testing in schools, which may be hesitant to adopt COVID-19 testing without positive support from parents or teachers. Although Ginkgo makes test validation results and protocols available to parents and teachers, they may not trust the accuracy of the tests or may have concerns about how the tests are performed, how samples are used or tracked and whether appropriate privacy measures are being taken with respect to individually identifiable health information, including genetic information. The ability for schools to pay for COVID-19 testing relies heavily on the availability of federal, state or local funding for testing. If such funding is depleted, discontinued or otherwise becomes unavailable, or if there are restrictions on the use of such funding for Ginkgo’s pooled sample test offerings, Ginkgo’s COVID-19 testing business may not be commercially viable. Ginkgo’s COVID-19 testing business is subject to seasonality concerns as the demand for COVID-19 testing in schools is diminished during summer vacations, as well as other school breaks. In addition, as a result of the recent FDA emergency use authorization of a COVID-19 vaccine for children five through eleven years of age, the demand for COVID-19 testing in schools could diminish significantly or be eliminated.

Creating the commercial and technical infrastructure to test on a mass scale is expensive. Ginkgo may also be limited in its ability to scale up based on expense or unavailability of the required materials, equipment, personnel and infrastructure necessary to deliver diagnostic or pooled sample tests on a mass scale. Ginkgo may not be able to recover its investment expenses with sufficient revenue generated by its diagnostic and pooled sample testing efforts.

Ginkgo’s ability to commercialize its testing programs is also subject to regulatory or governmental controls, decisions or actions. If the U.S. Department of Health and Human Services (“HHS”) terminates its Declaration Justifying Emergency Use of Medical Countermeasures because the circumstances justifying emergency use no longer exist and, if the third-party COVID-19 tests that are used in Ginkgo’s testing services are not able to obtain premarket approval, clearance or other marketing authorization from the FDA, Ginkgo may be unable to market or distribute these COVID-19 tests, fulfill its contractual testing requirements or generate revenues from its test offerings. Ginkgo may also experience price erosion if federal or state governments implement price controls or if the price of supply inputs increase.

Finally, the sale of each test is dependent on the supply of the appropriate collection devices authorized for use with the COVID-19 tests Ginkgo utilizes in its testing programs. Disruptions in this supply chain will have a material adverse effect on its ability to sell tests.

Uncertainty regarding the sales and delivery of Ginkgo’s COVID-19 individual and pooled sample tests could materially adversely affect its business.

Although Ginkgo has partnerships with third party clinical testing laboratories to support a high volume of pooled sample testing for COVID-19 nationally, pooled testing has not yet been adopted by all states nor has Ginkgo established partnerships with clinical testing laboratories in all states. Ginkgo is continuing to develop processes to scale capacity of COVID-19 pooled sample collection and testing. However, Ginkgo can give no assurance that it will be able to successfully scale the pooled sample collection and test capacity or that it will be able to establish or maintain the collaborative third party relationships that support such testing capacity. In addition, even if Ginkgo is able to scale to high volume testing nationwide, there can be no assurance that the testing capacity will be used.

Ginkgo may be subject to tort liability if the COVID-19 tests it utilizes in its testing programs provide inaccurate results.

The Public Readiness and Emergency Preparedness Act (the “PREP Act”) provides immunity for manufacturers, distributors, program planners, qualified persons, and their officials, agents, and employees from certain claims under state or federal law for a “loss” arising out of the administration or use of a “covered countermeasure” in the United States. Distributors are certain persons or entities engaged in the distribution of drugs, biologics, or devices. Program planners include persons who supervise or administer a program with respect to the administration, distribution, provision, or use of a Covered Countermeasure (as defined in the PREP Act). Covered Countermeasures include security countermeasures and “qualified pandemic or epidemic products,” including products intended to diagnose or treat pandemic or epidemic disease, such as COVID-19 diagnostic tests, as well as treatments intended to address conditions caused by such products. Covered Countermeasures must also be approved, cleared, or authorized for emergency use, or otherwise authorized for investigational use, by the FDA in order to be considered Covered Countermeasures under the PREP Act.

For these immunities to apply, the Secretary of HHS must issue a declaration in cases of public health emergency or “credible risk” of a future public health emergency. On March 10, 2020, the Secretary of HHS issued a declaration under the PREP Act and has issued subsequent amendments thereto to provide liability immunity for activities related to certain countermeasures against the ongoing COVID-19 pandemic.

Ginkgo acts as the authorized distributor of certain third-party COVID-19 tests and collection kits that have received Emergency Use Authorization (“EUA”) and supervise testing programs for its COVID-19 testing customers. There can be no assurance that Ginkgo’s test distribution and program planning activities regarding these programs would be covered under the provisions of the PREP Act. Also, there can be no assurance that the U.S. Congress will not act in the future to reduce coverage under the PREP Act or to repeal it altogether.

Furthermore, some of the third-party tests used as part of Ginkgo’s pooled testing program are not covered by an EUA and, at this time, Ginkgo does not believe that such testing services, administration, or program planning related to Ginkgo’s pooled testing program will qualify for PREP Act immunity. If product liability lawsuits are brought against Ginkgo in connection with allegations of harm connected to Ginkgo’s COVID-19 testing services, Ginkgo may incur substantial liabilities and may be required to limit its testing services. The PREP Act is a complex law with limited judicial precedent, and thus even for the third-party COVID-19 tests and collection kits used in Ginkgo’s testing services that are subject to EUAs, Ginkgo may have to expend significant time and legal resources to obtain dismissal of a lawsuit on the basis of PREP Act immunity.

If Ginkgo cannot successfully defend itself against claims that its COVID-19 testing services caused injuries and if Ginkgo is not entitled to immunity under the PREP Act, or the U.S. Congress limits or eliminates coverage under the PREP Act, or if the liability protections under the PREP Act are not adequate to cover all claims, Ginkgo may incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for Ginkgo’s services, injury to its reputation, costs to defend litigation, loss of revenue, and substantial money awards to customers.

Ginkgo is dependent on relationships with its telehealth partner to provide healthcare services, and its business would be adversely affected if those relationships were disrupted.

Ginkgo’s contractual relationships with its telehealth partner who provides physician authorization for COVID-19 diagnostic and screening testing may implicate certain state laws in the United States that generally prohibit non-physician entities from practicing medicine, exercising control over physicians or engaging in certain practices such as fee-splitting with physicians. There can be no assurance that these laws will be interpreted in a manner consistent with Ginkgo’s practices or that other laws or regulations will not be enacted in the future that could have a material and adverse effect on its business, financial condition and results of operations. Regulatory authorities, state medical boards of medicine, state attorneys general and other parties, including Ginkgo’s telehealth partner, may assert that it is engaged in the prohibited corporate practice of medicine, and/or that its arrangements with its telehealth partner constitutes unlawful fee-splitting. If a state’s prohibition on the corporate practice of medicine or fee-splitting law is interpreted in a manner that is inconsistent with Ginkgo’s practices, it would be required to restructure or terminate the relationship with Ginkgo’s telehealth partner to bring its activities into compliance with such laws. A determination of non-compliance, or the termination of or failure to successfully restructure these relationships could result in disciplinary action, penalties, damages, fines, and/or a loss of revenue, any of which could have a material and adverse effect on Ginkgo’s business, financial condition and results of operations. State corporate practice of medicine doctrines and fee-splitting prohibitions also often impose penalties on healthcare professionals for aiding the corporate practice of medicine, which could discourage Ginkgo’s telehealth partner from providing services.

Risks Related to the Synthetic Biology Industry

Rapidly changing technology and emerging competition in the synthetic biology industry could make the platform, programs, and products Ginkgo and its customers are developing obsolete or non-competitive unless Ginkgo continues to develop its platform and pursue new market opportunities.

The synthetic biology industry is still emerging and is characterized by rapid and significant technological changes, frequent new product introductions and enhancements, and evolving industry demands and standards. Ginkgo’s future success will depend on its ability to sign and initiate new programs that address the evolving needs of customers on a timely and cost-effective basis, to advance existing programs and to pursue new market opportunities that develop as a result of technological and scientific advances. Additionally, customers may face significant competition or other risks which may adversely impact Ginkgo’s business and results of operations.

There are a number of companies in the broader synthetic biology industry, and Ginkgo’s future success will depend on its ability to maintain a competitive position with respect to technological advances. Technological development by others may result in Ginkgo’s platform becoming obsolete. Ginkgo’s ability to compete successfully will depend on its ability to develop proprietary technologies that enable its customers to develop products using its platform in a manner that is either less expensive, faster, superior or otherwise differentiated from what a competitor’s technologies and products might enable. If Ginkgo is unable to continue to successfully advance its platform or the services it provides at scale, or if its customers are unable to commercialize the products or processes made or improved upon by using the platform, Ginkgo’s business and results of operations will be adversely impacted.

Due to the significant lead time involved in launching a new program or developing a new product or process using Ginkgo’s platform, customers are required to make a number of assumptions and estimates regarding the commercial feasibility of a new program, including assumptions and estimates regarding the size of an emerging product category and demand for those end-products and processes which will use Ginkgo technology, the ability to scale-up manufacturing processes to produce a product on a commercial scale, the ability to penetrate that emerging product category, customer adoption of a downstream product, the existence or non-existence of products being simultaneously developed by competitors, potential market penetration and obsolescence, planned or unplanned. As a result, it is possible that Ginkgo may commence a new program with a customer who wishes to develop a product or process that has been displaced by the time of launch, addresses a market that no longer exists or is smaller than previously thought, that end-consumers do not like or otherwise is not competitive at the time of launch, in each case, after the incurrence of significant opportunity costs on Ginkgo’s part to develop such product. The ultimate success of the products developed by Ginkgo’s customers using its services may be dependent on the success of other markets in which Ginkgo or its customers do not operate in or have knowledge or expertise or which, in each case, may not reach the size anticipated by Ginkgo or its customers or may be replaced by another emerging product category or eliminated entirely.

The market, including customers and potential investors, may be skeptical of Ginkgo’s ability to deliver on programs because they are based on a relatively novel and complex technology.

The market, including customers and potential investors, may be skeptical of the viability and benefits of bioengineered products as well as Ginkgo’s enabling abilities, including its platform and programs, because they are based on a relatively novel approach and the adoption of complex technology. There can be no assurance that Ginkgo’s platform and programs will be understood, approved, or accepted by customers, regulators and potential investors or that Ginkgo will be able to sell its services profitably at competitive prices and with features sufficient to establish demand.

In addition, in order for novel products from Ginkgo programs to be successfully commercialized, support from the entire relevant supply chain is needed. Relationships with all parts of the supply chain are important in order to gain visibility into market trends and feature and specification requirements and in order to ensure customers are able to successfully manufacture their products, obtain regulatory approval and gain access to key distribution channels. If Ginkgo is unable to convince these potential customers, their suppliers, or the consumers who purchase products containing or made or developed using engineered cells and/or biomanufacturing processes, of the utility and value of such products or that such products are superior to the products they currently use, Ginkgo will not be successful in entering these markets and its business and results of operations will be adversely affected. If potential investors are skeptical of the success of Ginkgo’s platform or cell programs, its ability to raise capital and the value of common stock may be adversely affected.

Ethical, legal and social concerns about GMOs and Genetically Modified Materials and their resulting products could limit or prevent the use of products or processes using Ginkgo technologies, limit public acceptance of such products or processes and limit Ginkgo’s revenues.

Ginkgo technologies and the technologies of Ginkgo’s customers involve the use of genetically modified cells, organisms and biomaterials, including, without limitation, GMOs, genetically modified microorganisms (“GMMs”), Genetically Modified Materials and their respective products. The use, production and marketing of Genetically Modified Materials, are subject to laws and regulations in many countries, some of which are new and some of which are still evolving. In the United States, the FDA, the Environmental Protection Agency (“EPA”) and the U.S. Department of Agriculture (“USDA”) are the primary agencies that regulate the use of GMOs, GMMs and potential products derived from GMOs or GMMs. If regulatory approval of the Genetically Modified Materials or resulting products is not secured, Ginkgo’s business operations, financial condition and ability to grow as a business could be adversely affected. Ginkgo expects to encounter regulations regarding Genetically Modified Materials in most, if not all, of the countries in which customers may seek to establish production capabilities or sell their products and the scope and nature of these regulations will likely be different from country to country. Governmental authorities could, for safety, social or other purposes, impose limits on, or implement regulation of, the use, production or marketing of Genetically Modified Materials. If customers cannot meet the applicable requirements in other countries in which they intend to produce or sell their products, or if it takes longer than anticipated to obtain such approvals, Ginkgo’s business could be adversely affected.

In addition, public perception regarding the safety and environmental hazards of, and ethical concerns over, Genetically Modified Materials or the processes used to create them, including gene editing or gene regulating technologies, could influence public acceptance of Ginkgo’s and its customers’ technologies, products, and processes. For instance, certain advocacy groups engage in efforts that include regulatory legal challenges and labeling campaigns for genetically modified products, as well as application of pressure to consumer retail outlets seeking a commitment not to carry genetically modified foods. These groups in the past have pressured retail food outlets and grocery store chains to publicly state that they will not carry genetically modified foods and have pressured food brands to publicly state that they will not use ingredients produced by genetically modified microbes. In addition, certain labeling-related initiatives have heightened consumer awareness of GMOs, which may make consumers less likely to purchase products containing GMO ingredients, which could have a negative impact on the commercial success of Ginkgo’s customers’ products and programs. These concerns could result in increased expenses, regulatory scrutiny, delays or other impediments to Ginkgo’s programs. The subject of Genetically Modified Materials has received negative publicity, which has aroused public debate. This adverse publicity has led to, and could continue to lead to, greater regulation and trade restrictions on imports of Genetically Modified Materials or their resulting products. In addition, with the acquisitions of Dutch DNA Biotech B.V. and FGen AG (“FGen”), Ginkgo is expanding into the European Union market, which has increased government regulation and scrutiny over genetically modified products. There is a risk that products produced using Ginkgo technologies could cause adverse health effects or other adverse events, which could also lead to negative publicity, regulatory action or private litigation. If Ginkgo is unable to overcome the ethical, legal and social concerns relating to genetic engineering, its programs could face increased expenses, regulatory scrutiny, delays or other impediments to deliver programs or the commercialization of resulting products and processes.

Finally, the COVID-19 pandemic may increase biosecurity concerns by public and/or governmental stakeholders regarding genetic engineering technologies and risks around engineered viruses, microbes and organisms. Such concerns, restrictions, or governmental restrictions could limit the use of Genetically Modified Materials in customers’ products, which could have a material adverse effect on Ginkgo’s business, financial condition and results of operations.

Risks Related to Intellectual Property

If Ginkgo is unable to obtain, maintain and defend patents protecting its intellectual property, its competitive position will be harmed.

Ginkgo’s success depends in part on its ability to obtain and maintain intellectual property protection for its proprietary technologies. Ginkgo protects its proprietary technologies through patents and trade secrets, both of which entail risk. If Ginkgo is unable to obtain, maintain or protect intellectual property rights related to its technology, or if its intellectual property rights are inadequate, its competitive position, business, financial conditions, results of operations and prospects may be harmed.

Because of the volume and nature of Ginkgo’s inventions, patent protection may not be practicable, available, or appropriate for some aspects of its proprietary technologies. While Ginkgo owns patents and pending patent applications in the United States and in foreign jurisdictions, these applications do not ensure the protection of its intellectual property. There may be prior art of which Ginkgo is not aware. Additionally, obtaining, maintaining, defending and enforcing patents is costly, time consuming and complex, and Ginkgo may not be able to file and prosecute all necessary or desirable patent applications, or maintain and enforce any patents that may issue from such patent applications at a reasonable cost or in a timely manner. It is also possible that Ginkgo will fail to identify patentable aspects of its technologies before it is too late to obtain patent protection. Although Ginkgo enters into confidentiality agreements with parties who have access to confidential or patentable aspects of Ginkgo’s R&D output, such as its employees, collaborators, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing its ability to seek patent protection.

Further, pending applications may not be issued or may be issued with claims significantly narrower than Ginkgo currently seeks. Patents for which claims have been allowed may be successfully challenged and invalidated. Unless and until Ginkgo’s pending applications issue, their protective scope is impossible to determine and, even after issuance, their protective scope may be limited.

Recent changes in patent law have made patents covering life science inventions more difficult to obtain and enforce. Further legislative changes or changes in the interpretation of existing patent law could increase the uncertainty and cost surrounding the prosecution of owned patent applications and the maintenance, enforcement or defense of Ginkgo’s owned patents. The Leahy-Smith America Invents Act (“the Leahy-Smith Act”) included changes that affect the way patent applications are prosecuted; redefine prior art; enable third-party submission of prior art to the United States Patent and Trademark Office (“USPTO”) during patent prosecution; and provide cost-effective avenues for competitors and other third parties to challenge the validity of patents at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Thus, the Leahy-Smith Act and its continued implementation could increase the uncertainties and costs surrounding the prosecution of Ginkgo’s patent applications and the enforcement or defense of its issued patents, all of which could have a material adverse effect on its business, financial condition, results of operations, and prospects.

Other changes in the law may further detract from the value of life science patents and facilitate challenges to Ginkgo’s patents. In some cases, Ginkgo uses genetic sequence information from naturally occurring organisms, which may not be patentable. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection for naturally occurring sequences and for inventions based on the observation and exploitation of natural phenomena. These decisions have weakened the rights of patent owners in certain situations. The U.S. Court of Appeals for the Federal Circuit has also issued a series of rulings that create obstacles to the patenting of groups of genetic sequences that share functional characteristics, making it more difficult to obtain claims to certain genetic constructs, particularly antibodies. These changes in the law have created uncertainty with respect to the validity and enforceability of patents covering natural and engineered sequences. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a further material adverse effect on Ginkgo’s patent rights and its ability to protect, defend and enforce its patent rights in the future.

Further, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Ginkgo’s patents may be challenged in the courts or patent offices in the United States and abroad. An adverse determination in any such challenge could result in loss of exclusivity, or patent claims being narrowed, invalidated or held unenforceable, in whole or in part. Any of these results could limit Ginkgo’s ability to stop others from using or commercializing similar or identical technology to compete directly with Ginkgo. In addition, if the breadth or strength of protection provided by Ginkgo’s patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with Ginkgo. Such proceedings also may result in substantial cost and require significant time from Ginkgo’s scientists and management, even if the eventual outcome is favorable to Ginkgo.

The laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States or may apply different rules concerning the assignment of intellectual property rights. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Ginkgo may encounter similar difficulties, particularly as it expands to work with foreign employees and contractors and expand its collaboration activities into foreign markets. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents by foreign holders and, in some cases, do not favor the enforcement of patents at all, particularly patents in the life sciences. This could make it difficult for Ginkgo to stop the infringement of its patents. Proceedings to enforce Ginkgo’s patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business and could be unsuccessful.

Reductions in the scope or enforceability of Ginkgo’s patent protection may adversely affect its customers’ ability to commercialize their products and may thus reduce downstream value from royalties, equity, or commercial milestone payments.

If Ginkgo is unable to protect the confidentiality of its trade secrets, its business and competitive position will be harmed.

Because patent protection may not be available or appropriate for significant aspects of the technology Ginkgo is developing, Ginkgo’s success may depend in large part on its proprietary information, including genetic and other chemical and biological data, processes, know-how, and other trade secrets developed over years of R&D, some of which are embodied in proprietary software. Ginkgo relies heavily on trade secret protections, especially in cases where Ginkgo believes patents or other forms of registered intellectual property protection may not be appropriate or obtainable. However, trade secrets are difficult to protect. The secrecy of the Ginkgo’s trade secrets must be maintained for them to retain their status and protection as trade secrets. While Ginkgo strives to protect the secrecy of its trade secrets and other proprietary information, including by requiring employees, customers, consultants, and contractors to enter into confidentiality agreements and instituting multilayered protections covering digital environment and biomaterials, Ginkgo may not be able to adequately protect its trade secrets or other proprietary information. Ginkgo cannot guarantee that it has entered into such agreements with every party that may have or has had access to trade secrets, biomaterials or proprietary technology and processes. Further, despite these efforts, any of these parties may breach the agreements and disclose proprietary information, including trade secrets, and Ginkgo may not be able to obtain adequate remedies for such breaches.

Ginkgo seeks to preserve the integrity and confidentiality of its information by maintaining physical security of its premises and physical and electronic security of information technology systems, but it is possible that these security measures could be breached. Ginkgo also relies on systems provided by third parties, which may suffer security breaches or incidents. Such security breaches may be inadvertent or may come about due to intentional misconduct or other malfeasance or by human error or technical malfunctions, including those caused by hackers, employees, contractors, or vendors. It may be difficult or impossible to recover trade secrets or other confidential information once it is hacked, and hackers may operate from jurisdictions that will not cooperate with such efforts. Enforcing any claim that a third party unlawfully obtained and is using any of Ginkgo’s trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts in some jurisdictions are less willing or unwilling to protect trade secrets even when a hacker or thief can be identified.

Ginkgo’s competitors may lawfully obtain or independently develop knowledge that is equivalent to one or more of Ginkgo’s trade secrets. Were they to do so, Ginkgo would be unable to prevent them from using that independently developed knowledge. Such a competitor could claim that Ginkgo had learned the trade secret from them and bring an action against Ginkgo on that basis. If any of Ginkgo’s trade secrets were to be disclosed to or independently developed by a competitor or other third party, Ginkgo’s competitive position could be materially and adversely harmed. Moreover, a competitor could file for patent protection covering intellectual property that Ginkgo has chosen to protect as a trade secret. In such a case, Ginkgo might be restricted or excluded from using that intellectual property even if Ginkgo had developed it before the competitor did.

Ginkgo’s facilities hold large collections of microbial strains, cell lines and other biomaterials. Failure to implement adequate controls and protections, failure to implement adequate disposal procedures, unauthorized visitors in the labs, or customers’ failure to adequately protect biological materials can put Ginkgo and its customers at risk of losing valuable assets through negligence or theft and enabling the use of those lost materials by competitors. While Ginkgo believes that it takes reasonable measures to protect the security of biomaterials owned by it or its customers, it is possible that Ginkgo’s security controls and practices may not prevent unauthorized or other improper access to such genetic material. Any unauthorized access, acquisition, use, destruction, or release of the GMOs Ginkgo engineers could result in having exposure to significant liability under Ginkgo’s contracts, as well as to regulatory actions, litigation, investigations, remediation obligations, damage to Ginkgo’s reputation and brand, supplemental disclosure obligations, loss of customer, consumer, or partner confidence in the security of its platform, impairment to Ginkgo’s business, and corresponding fees, costs, expenses, loss of revenues, and other potential liabilities.

Ginkgo’s customers sometimes provide organisms, genetic material and/or data to Ginkgo in connection with the collaborations. In the event that Ginkgo fails to protect customer materials or data or inadvertently use such materials or data for unauthorized purposes, Ginkgo could be liable to its customers under trade secret laws or contractual provisions.

There could be unintended consequences to the environment generally or the health and safety of Ginkgo employees or the public as a result of an unauthorized release of Genetically Modified Materials into uncontrolled environments. In addition, if a biosecurity breach or unauthorized release of genetic material were to occur within the industry, Ginkgo customers and potential customers might lose trust in the security of the laboratory environments in which Ginkgo produces GMOs, even if Ginkgo is not directly affected. Any adverse effect resulting from such a release, by Ginkgo or others, could have a material adverse effect on the public acceptance of its products and business and its financial condition. Such a release could result in enhanced regulatory activity, and Ginkgo could have exposure to liability for any resulting harm.

Ginkgo may be subject to claims challenging the inventorship or ownership of its patents, biomaterials and other intellectual property.

Certain of Ginkgo’s employees, consultants and contractors were previously employed at universities or other software or biotechnology companies, including at competitors or potential competitors. Additionally, some of Ginkgo’s consultants or contractors may have ongoing relationships with universities. Although Ginkgo tries to ensure that its employees, consultants and contractors do not use the intellectual property of others in their work for Ginkgo, Ginkgo may be subject to claims that these individuals or other contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of another. Litigation may result from these claims.

While it is Ginkgo’s policy to require that its employees, consultants and contractors who may be involved in the development of intellectual property execute agreements assigning such intellectual property to Ginkgo, Ginkgo may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that Ginkgo regards as its own. Ginkgo’s intellectual property assignment agreements with them may not be self-executing or may be breached, and Ginkgo may be forced to bring claims against third parties, or defend claims they may bring against Ginkgo, to determine the ownership of what Ginkgo regards as its intellectual property. Such claims could have a material adverse effect on Ginkgo’s business, financial condition, results of operations and prospects.

If Ginkgo is unsuccessful in litigating any such claims, in addition to paying monetary damages, Ginkgo may lose valuable intellectual property rights or personnel, which could have a material adverse effect on Ginkgo’s competitive business position and prospects. Such intellectual property rights could be awarded to a third party, and Ginkgo could be required to obtain a license from such third party to use or commercialize its technology or products, which license might not be available on commercially reasonable terms, or at all. Even if Ginkgo is successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to Ginkgo’s management and employees.

The life science academic and research community has abided by norms of free exchange of biomaterials, but recently, norms have begun to change so that parties may assert ownership and control over biomaterials that they permitted to be freely disseminated in the past. Thus, despite Ginkgo’s best efforts to confirm Ginkgo’s right to use biomaterials in Ginkgo’s possession, Ginkgo may use organisms that it believes to be free of encumbrance that are, in fact, subject to claims of title by others. In such a situation, litigation may be required to clear title, if it can be cleared at all. Similarly, Ginkgo may be subject to claims that Ginkgo has used biomaterials obtained from licensors or repositories for unauthorized purposes, or purposes not consistent with the licensing terms of the providing organization.

Ginkgo may become involved in lawsuits or other enforcement proceedings to protect or enforce its patents or other intellectual property, which could be expensive, time consuming and potentially unsuccessful.

Competitors and other third parties may infringe or otherwise violate Ginkgo’s issued patents or other intellectual property. In addition, Ginkgo’s patents may become involved in inventorship, ownership, or priority disputes. Ginkgo may also become subject to claims by collaboration partners that intellectual property or biomaterials that Ginkgo believes to be owned by it are actually owned by them. Any litigation concerning any of these issues would be expensive, time consuming and uncertain. There can be no assurances that Ginkgo would prevail in any suit brought by Ginkgo or against Ginkgo by third parties, or successfully settle or otherwise resolve those claims. Significant litigation would have substantial costs, even if the eventual outcome were favorable to Ginkgo, and would divert management’s attention from Ginkgo’s business objectives.

Under certain circumstances, Ginkgo may share or lose rights to intellectual property developed under U.S. federally funded research grants and contracts.

Some of Ginkgo’s inventions, data, or other intellectual property have been or may be developed during the course of research funded by the U.S. government. The U.S. government may have the right to take title to government-funded inventions if Ginkgo fails to disclose the inventions to the government in a timely manner or fail to file a patent for the intellectual property within specified time limits. Further, in consequence of Ginkgo receiving government funding, the U.S. government may have certain rights to intellectual property that Ginkgo uses in its platform or programs pursuant to the Bayh-Dole Act of 1980, as amended (the “Bayh-Dole Act”). Under the Bayh-Dole Act, U.S. government rights in certain “subject inventions” developed under a government-funded program may include a non-exclusive, irrevocable worldwide license to use inventions for any governmental purpose. In some circumstances, the U.S. government may acquire unlimited rights in data generated. In addition, the U.S. government has the right to require Ginkgo, or an assignee or exclusive licensee to U.S. government-funded inventions, to grant licenses to any of these inventions to the government or a third party if the government determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; (iii) government action is necessary to meet requirements for public use under federal regulations; or (iv) the right to use or sell such inventions is exclusively licensed to an entity within the United States and substantially manufactured outside the United States without the U.S. government’s prior approval. Additionally, Ginkgo may be restricted from granting exclusive licenses for the right to use or sell such inventions unless the licensee agrees to comply with relevant Bayh-Dole Act restrictions (e.g., manufacturing substantially all of the invention in the United States) and reporting requirements. In addition, the U.S. government may acquire title in any country in which a patent application is not filed. Certain technology and inventions are also subject to transfer restrictions during the term of these agreements with the U.S. government and for a period thereafter. These restrictions may limit sales of products or components, transfers to foreign subsidiaries for the purpose of the relevant agreements, and transfers to certain foreign third parties. If any of Ginkgo’s intellectual property becomes subject to any of the rights or remedies available to the U.S. government or third parties pursuant to the Bayh-Dole Act, this could impair the value of Ginkgo’s intellectual property and could adversely affect its business.

The use of digital genetic sequence information may be subject to the Nagoya Protocol, which could increase Ginkgo’s costs and adversely affect its business.

The Nagoya Protocol is a supplemental agreement to the Convention on Biological Diversity (“CBD”). The Nagoya Protocol is designed to provide for equitable sharing of benefits arising from the utilization of genetic resources and traditional knowledge. Under the Nagoya Protocol, countries possessing genetic resources (“source countries”) are tasked with setting up procedures and institutional infrastructure for researchers to obtain prior informed consent, both from the source country and from any relevant indigenous or traditional communities, for biological research. Many have been slow to adopt workable institutions permitting the rational negotiation of benefit-sharing agreements. Many source countries are now asserting that the use of digital genetic sequence information is subject to the constraints of the Nagoya Protocol or similar national- or local-level benefit-sharing requirements. It is unclear whether this position will ultimately be adopted or what the implications of such adoption might be. It is unclear what a source country might assert if Ginkgo used genetic sequences (i) extracted by a third party from a natural resource that was removed from its source country before that source country ratified the CBD or signed the Nagoya Protocol (ii) extracted by a third party and uploaded to public sequence databases after the source country ratified the CBD; (iii) in a heterologous host organism; or (iv) as a base for further engineering, so that the sequence Ginkgo uses no longer conforms to the natural sequence on which it was based.

Ginkgo makes extensive use of public and proprietary sequence databases to support its work. While Ginkgo undertakes efforts to identify and comply with laws and international protocols relating to the use of genetic resources, the uncertainty surrounding the use of digital sequence information and the lack of workable institutions in many source countries for the efficient negotiation of benefit-sharing agreements may limit use or cause uncertainty in use of certain sequences that Ginkgo obtains from public access databases or natural sources. New financial obligations may arise regarding Ginkgo’s use of sequence information. Customers that must certify their compliance with Nagoya Protocol obligations may be reluctant to do business with Ginkgo unless Ginkgo engages in expensive and time-consuming benefit-sharing negotiations with source countries of publicly available genetic sequences. These changes could increase R&D costs and adversely affect Ginkgo’s business, financial condition, and results.

Third party patents may limit Ginkgo’s freedom to operate in certain areas, which may adversely affect its business.

There may be patents that affect Ginkgo’s freedom to operate in certain areas, and Ginkgo may as a result choose to design around or license such patents from third parties. If Ginkgo must spend significant time and money designing around or licensing patents held by others, Ginkgo’s business and financial prospects may be harmed. Ginkgo may be restricted from carrying out certain operations in its Foundry or may be limited in its ability to design new products for customers. Ginkgo may become subject to claims by third parties alleging that Ginkgo is infringing, misappropriating, or otherwise violating their intellectual property rights.

If Ginkgo is sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay Ginkgo from using its platform and technologies.

Any litigation arising from any dispute relating to the intellectual property of third parties would be expensive, time-consuming, and uncertain. There can be no assurance that Ginkgo would prevail in any such dispute. Parties making claims against Ginkgo might be able to obtain injunctive or other relief, which could block Ginkgo or its customers’ ability to develop, commercialize and sell products or use Ginkgo’s technologies, and could result in the award of substantial damages against Ginkgo, including treble damages, attorney’s fees, costs and expenses if Ginkgo were found to have willfully infringed. In the event of a successful claim against Ginkgo, Ginkgo or its customers might be required to pay damages and ongoing royalties, and obtain licenses from third parties, or be prohibited from selling certain products or using certain technologies. Ginkgo may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all. In addition, Ginkgo or its customers could encounter delays in product or service introductions while Ginkgo attempts to develop alternative designs or redesign existing products or technologies to avoid or resolve these claims. Ginkgo’s loss in any lawsuit or failure to obtain a license could prevent it from using its platform and technologies. Such a loss or failure could materially affect Ginkgo’s business and reputation. Any litigation pertaining to these issues would have substantial costs, even if the eventual outcome were favorable to Ginkgo, and would divert management’s attention from its business objectives.

If Ginkgo’s trademarks and trade names are not adequately protected, then Ginkgo may not be able to build name recognition in its markets of interest and its business may be adversely affected.

Ginkgo’s registered or unregistered trademarks or trade names may be challenged, infringed, diluted, tarnished, circumvented or declared generic or determined to be infringing on other marks. Ginkgo may not be able to protect its rights to these trademarks and trade names, which Ginkgo needs to build name recognition among potential collaborators or customers in markets of interest. At times, competitors may adopt trade names or trademarks similar to Ginkgo’s, thereby impeding Ginkgo’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, dilution or tarnishment claims brought by owners of other trademarks or trademarks that incorporate variations of Ginkgo’s registered or unregistered trademarks or trade names. Over the long term, if Ginkgo is unable to establish name recognition based on its trademarks and trade names, then it may not be able to compete effectively and its business may be adversely affected. Ginkgo’s efforts to enforce or protect its proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its business, financial condition, results of operations and prospects.

Any claims or lawsuits relating to infringement of intellectual property rights brought by or against Ginkgo will be costly and time consuming and may adversely affect its business, financial condition and results of operations.

Any of the risks identified above could result in significant litigation. In addition to the specific litigation-related risks identified above, litigation of any kind carries certain inherent risks. Because of the substantial amount of discovery required in connection with litigation in U.S. courts, there is a risk that some of Ginkgo’s confidential information could be compromised in the discovery process. There could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on Ginkgo’s share price.

Further, Ginkgo’s agreements with some of its customers, suppliers or other entities require it to defend or indemnify these parties if they become involved in infringement claims that target its products, services or technologies, or in certain other situations. If Ginkgo must defend or indemnify third parties, it could incur significant costs and expenses that could adversely affect its business, operating results or financial condition.

Intellectual property rights do not necessarily address all potential threats to Ginkgo’s business.

The degree of future protection afforded by Ginkgo’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect its business or permit Ginkgo to maintain its competitive advantage. The following examples are illustrative:

•

Ginkgo may choose not to file a patent in order to maintain certain intellectual property as trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property;

•	others may independently develop similar or alternative technologies or duplicate any of Ginkgo’s technologies without infringing Ginkgo’s owned or licensed intellectual property rights;

•	the patents of others may harm Ginkgo’s business;

•	Ginkgo might not have been the first to make the inventions covered by the issued patents or pending patent applications that Ginkgo owns;

•	Ginkgo might not have been the first to file patent applications covering certain of Ginkgo’s inventions; and

•	issued patents that Ginkgo holds rights to may fail to provide it with any competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by competitors.

Should any of these events occur, they could harm Ginkgo’s business, financial condition, results of operations and prospects.

Intellectual property disputes of third parties and customers could have a material adverse effect on Ginkgo’s business, financial condition, and results.

Ginkgo relies, and expects to continue to rely on, certain capital equipment, machinery, consumables, reagents, software, services and intellectual property that it purchases or licenses from third parties for use in its operations, platform, products, services and offerings. Ginkgo cannot be certain that its vendors, suppliers, and licensors are not infringing upon the intellectual property rights of others or that they have sufficient rights to the third-party technology used in its business in all jurisdictions in which it may operate. Disputes with any of these third parties over uses or terms could result in the payment of additional royalties or penalties by Ginkgo, cancellation or non-renewal of the underlying license, termination of supplies or rights to use, or litigation. In the event that Ginkgo cannot resolve issues of this kind, Ginkgo may be required to discontinue or limit its use of the operations, platform, products, services or offerings that include or incorporate the licensed intellectual property. Any such discontinuation or limitation could have a material and adverse impact on its business, financial condition and results of operation.

Ginkgo’s customers may become involved in intellectual property disputes with third parties that are related or unrelated to any products or services Ginkgo has supplied or rendered to them. Such disputes could result in a customer being unable to market its products, thus depriving Ginkgo of license, milestone, or other revenues. Such deprivation could have a material adverse impact on Ginkgo’s financial condition and results.

Ginkgo’s use of “open-source” software could negatively affect its ability to market or provide its services and could subject Ginkgo to possible litigation.

Ginkgo has used “open-source” software in connection with the development and deployment of its software platform, and expects to continue to use open-source software in the future. Open-source software is licensed by its authors or other third parties under open-source licenses, which in some instances may subject Ginkgo to certain unfavorable conditions, including requirements that Ginkgo offer its products that incorporate the open-source software for no cost, that Ginkgo make publicly available all or part of the source code for any modifications or derivative works Ginkgo creates based upon, incorporating or using the open-source software, or that Ginkgo license such modifications or derivative works under the terms of the particular open-source license.

Companies that incorporate open-source software into their products have, from time to time, faced claims challenging the use of open-source software and compliance with open-source license terms. Ginkgo could be subject to similar suits by parties claiming ownership of what Ginkgo believes to be open-source software or claiming noncompliance with open-source licensing terms. While Ginkgo monitors its use of open-source software and tries to ensure that none is used in a manner that would require Ginkgo to disclose its proprietary source code or that would otherwise breach the terms of an open-source agreement, Ginkgo cannot guarantee that it will be successful, that all open-source software is reviewed prior to use in its platform, that its developers have not incorporated open- source software into its products that Ginkgo is unaware of or that they will not do so in the future.

Furthermore, there are an increasing number of open-source software license types, almost none of which have been interpreted by U.S. or foreign courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Ginkgo’s ability to market or provide its products and services. If Ginkgo is held to have breached or failed to fully comply with all the terms and conditions of an open-source software license, Ginkgo could face infringement claims or other liability, or be required to seek costly licenses from third parties to continue providing its offerings on terms that are not economically feasible, if at all, to re-engineer all or a portion of Ginkgo’s platform, to discontinue or delay the provision of Ginkgo’s offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, its proprietary code. Further, in addition to risks related to license requirements, use of certain open-source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open-source software is generally provided without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that Ginkgo’s platform depends upon the successful operation of open-source software, any undetected errors or defects in open-source software that Ginkgo uses could prevent the deployment or impair the functionality of its systems and injure its reputation. In addition, the public availability of such software may make it easier for others to compromise Ginkgo’s platform. Any of the foregoing risks could materially and adversely affect Ginkgo’s business, financial condition and results of operations.

Risks Related to Personnel, IT and Physical Infrastructure

Loss of key personnel, including Ginkgo’s founders and senior executives, and/or failure to attract, train and retain additional key personnel could delay Ginkgo’s cell engineering programs, harm its platform development efforts, limit its biosecurity offerings, and harm its ability to meet its business objectives, particularly given the substantial investment required to train certain of its employees.

Ginkgo’s business involves complex, global operations across a variety of markets and requires a management team and employee workforce that is knowledgeable in the many areas in which Ginkgo operates. Ginkgo’s future success depends upon its ability to attract, train, retain and motivate highly qualified management, scientific, engineering, information technology, operations, business development and marketing personnel, among others. In addition, the market for qualified personnel is very competitive because of (a) the limited number of people available who have the necessary technical skills and understanding of Ginkgo’s technology and products and (b) the nature of Ginkgo’s industry which requires certain technical personnel to be on-site in Ginkgo’s facilities. Ginkgo competes for qualified technical personnel with other life sciences and information technology companies, as well as academic institutions and research institutions in the markets in which Ginkgo operates, including Boston, Massachusetts, Cambridge, Massachusetts, Emeryville, California, Utrecht, Netherlands, Basel, Switzerland and Melbourne, Australia. In addition, as Ginkgo adds international operations, it will increasingly need to recruit qualified personnel outside the United States. However, doing so may also require Ginkgo to comply with laws to which Ginkgo is not currently subject, which could cause Ginkgo to allocate or divert capital, personnel and other resources from its organization, which could adversely affect its business, financial condition, results of operations, prospects and reputation. Establishing international operations and recruiting personnel has and may continue to be impacted by COVID-19 travel and operational restrictions. Ginkgo’s senior leadership team is critical to its vision, strategic direction, platform development, operations and commercial efforts. Its employees, including members of Ginkgo’s leadership team, could leave the company with little or no prior notice and would be free to work for a competitor. Ginkgo also does not maintain “key person” life insurance on any of its employees. The departure of one or more of Ginkgo’s founders, senior leadership team members or other key employees could be disruptive to its business until Ginkgo is able to hire qualified successors.

Ginkgo’s continued platform development, growth and commercial success depends, in part, on recruiting and retaining highly-trained personnel across various target industries and markets with the necessary background and ability to develop and use Ginkgo’s platform and to effectively identify and sell to current and new customers. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Ginkgo’s failure to successfully hire and integrate these key personnel into its business could adversely affect its business. To attract top talent, Ginkgo believes it will need to offer competitive compensation and benefits packages, including equity incentive programs, which may require significant investment. If Ginkgo is unable to offer competitive compensation this may make it more difficult to attract and retain key employees. Moreover, if the perceived value of Ginkgo’s equity awards declines, it may adversely affect Ginkgo’s ability to attract and retain key employees. If Ginkgo does not maintain the necessary personnel to accomplish its business objectives, it may experience staffing constraints that adversely affect its ability to support its programs and operations.

In addition, some of Ginkgo’s personnel are qualified foreign nationals whose ability to live and work in the U.S. is contingent upon the continued availability of appropriate visas and whose ability to work on some of Ginkgo’s technologies may require the procurement of appropriate export licenses. Due to the competition for qualified personnel in the key markets in which Ginkgo operates, it expects to continue to utilize foreign nationals to fill part of Ginkgo’s recruiting needs. As a result, changes to United States immigration policies have and could further restrain the flow of technical and professional talent into the United States and adversely affect Ginkgo’s ability to hire and retain qualified personnel.

Ginkgo’s business and results of operations are dependent on adequate access to laboratory and office space and suitable physical infrastructure, including electrical, plumbing, HVAC and network infrastructure, to conduct its operations. Ginkgo’s headquarters and laboratories are located in a flood zone in Boston’s Seaport District. If Ginkgo is unable to access enough space or experiences failures of its physical infrastructure, its business and results of operations could be adversely affected.

Ginkgo’s business depends on providing customers with technical services. In order to properly conduct its business, Ginkgo needs access to sufficient laboratory space and equipment to perform the activities necessary to advance and complete its programs. Additionally, Ginkgo needs to ensure that its laboratories and corporate offices remain operational at all times, which includes maintaining suitable physical infrastructure, including electrical, plumbing and HVAC, logistics and transportation systems and network infrastructure. Ginkgo leases its laboratories and office spaces and relies on the landlords for basic maintenance of its leased laboratories and office buildings. If one of Ginkgo’s landlords has not maintained a leased property sufficiently, Ginkgo may be forced into an early exit from the facility, which could be disruptive to its business. Furthermore, Ginkgo may continue to acquire laboratories not built by it in order to sufficiently scale and expand its output capacity. If Ginkgo discovers that these buildings and their infrastructure assets are not in the condition Ginkgo expected when they were acquired, Ginkgo may be required to incur substantial additional costs to repair or upgrade the laboratories.

Problems in and around one or more of Ginkgo’s laboratories or corporate offices, whether or not within Ginkgo’s control, could result in service interruptions or significant infrastructure or equipment damage. These could result from numerous factors, including:

•	human error;

•	equipment failure;

•	physical, electronic and cybersecurity breaches;

•	fire, earthquake, hurricane, flood, tornado and other natural disasters;

•	extreme temperatures;

•	flood and/or water damage;

•	fiber cuts;

•	power loss;

•	terrorist acts, including acts of bioterrorism;

•	sabotage, vandalism and cyberattacks; and

•	local epidemics or global pandemics such as the COVID-19 pandemic.

Ginkgo has timeline obligations to certain customers with respect to their programs. As a result, service interruptions or significant equipment damage in its laboratories could result in difficulty maintaining program timelines for these customers and potential claims related to such failures. Because the services Ginkgo provides in its laboratories are critical to many of its customers’ businesses, service interruptions or significant equipment damage in Ginkgo’s laboratories could also result in lost revenue or other indirect or consequential damages to its customers. Ginkgo cannot guarantee that a court would enforce any contractual limitations on its liability in the event that one of its customers brings a lawsuit against Ginkgo as a result of a problem at one of its laboratories and Ginkgo may decide to reach settlements with affected customers irrespective of any such contractual limitations. In addition, any loss of service, equipment damage or inability to meet Ginkgo service obligations could reduce the confidence of its customers and could consequently impair its ability to obtain and retain customers, which would adversely affect both Ginkgo’s ability to generate revenues and its operating results.

Furthermore, Ginkgo is dependent upon Internet service providers, telecommunications carriers and other website operators, some of which have experienced significant system failures and electrical outages in the past.

Ginkgo’s customers may, in the future, experience difficulties due to system failures unrelated to Ginkgo’s systems and offerings. If, for any reason, these providers fail to provide the required services, Ginkgo’s business, financial condition and results of operations could be materially and adversely impacted.

Risks Related to Financial Reporting

Ginkgo relies on its customers, joint venturers, equity investees and other third parties to deliver timely and accurate information in order to accurately report its financial results in the time frame and manner required by law.

Ginkgo needs to receive timely, accurate, and complete information from a number of third parties in order to accurately report its financial results on a timely basis. If the information that Ginkgo receives is not accurate, its consolidated financial statements may be materially incorrect and may require restatement. Although Ginkgo has audit rights with these parties, performing such an audit could be expensive and time consuming and may not be adequate to reveal any discrepancies in a time frame consistent with its reporting requirements. As a result, Ginkgo may have difficulty completing accurate and timely financial disclosures, which could have an adverse effect on its business.

Ginkgo uses estimates in determining the fair value of certain assets and liabilities. If its estimates prove to be incorrect, Ginkgo may be required to write down the value of these assets or write up the value of these liabilities, which could adversely affect its financial position.

Ginkgo’s ability to measure and report its financial position and operating results is influenced by the need to estimate the fair value of an asset or liability. Fair value is estimated based on a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Ginkgo estimates the impact or outcome of future events on the basis of information available at the time of the financial statements. An accounting estimate is considered critical if it requires that management make assumptions about matters that were highly uncertain at the time the accounting estimate was made. If actual results differ from management’s judgments and assumptions, then they may have an adverse impact on Ginkgo’s results of operations and cash flows.

Ginkgo’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

Ginkgo has incurred net losses since its inception and may never achieve or sustain profitability. Generally, for U.S. federal income tax purposes, net operating losses incurred will carry forward. However, net operating loss carryforwards generated prior to January 1, 2018 are subject to expiration for U.S. federal income tax purposes. As of December 31, 2021, Ginkgo had federal net operating loss carryforwards of approximately $665.2 million, of which $139.2 million begin to expire in 2029. Ginkgo has approximately $526.0 million of federal net operating losses as of December 31, 2021 that can be carried forward indefinitely. As of December 31, 2021, Ginkgo had state net operating loss carryforwards of approximately $529.3 million, of which $485.9 million begin to expire in 2029. Ginkgo has approximately $43.4 million of state net operating losses as of December 31, 2021 that can be carried forward indefinitely. As of December 31, 2021, Ginkgo had federal research and development tax credit carryforwards of approximately $23.3 million which begin to expire in 2029. As of December 31, 2021, Ginkgo also had state research and development and investment tax credit carryforwards of approximately $18.0 million which begin to expire in 2030.

Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-ownership change net operating loss carryforwards and other pre-ownership change tax attributes, such as research tax credits, to offset its post-ownership change income or taxes may be limited. Similar provisions of state tax law may also apply to limit the use of Ginkgo’s state net operating loss carryforwards and other state tax attributes. Ginkgo has not performed an analysis to determine whether its past issuances of stock and other changes in its stock ownership may have resulted in one or more ownership changes. If it is determined that Ginkgo has in the past experienced an ownership change, or if Ginkgo undergoes one or more ownership changes as a result of future transactions in its stock, which may be outside its control, then its ability to utilize net operating loss carryforwards and other tax attributes may be materially limited. As a result, even if Ginkgo earns taxable income, it may be unable to use a material portion of its net operating loss carryforwards and other tax attributes, which could adversely affect future cash flows. There is also a risk that regulatory changes, such as suspensions on the use of net operating losses or other unforeseen reasons, may result in Ginkgo’s existing net operating loss carryforwards expiring or otherwise becoming unavailable to offset future taxable income. For these reasons, Ginkgo may not be able to utilize a material portion of its net operating loss carryforwards and other tax attributes even if it attains profitability.

If Ginkgo fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in Ginkgo’s financial and other public reporting, which would harm its business and the trading price of its common stock.

As a public reporting company, Ginkgo is subject to the rules and regulations established by the SEC and the NYSE. These rules and regulations require, among other things, that Ginkgo establish and periodically evaluate procedures with respect to its internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on Ginkgo’s financial and management systems, processes and controls, as well as on Ginkgo’s personnel, including senior management. In addition, as a public company, Ginkgo is required to document and test its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that its management can certify as to the effectiveness of its internal control over financial reporting. Management’s initial certification under Section 404 of the Sarbanes-Oxley Act of 2002 will be required with Ginkgo’s Annual Report on Form 10-K for the year ending December 31, 2022. In support of such certifications, Ginkgo is required to document and make significant changes and enhancements, including potentially hiring additional personnel, to Ginkgo’s internal control over financial reporting. Likewise, Ginkgo’s independent registered public accounting firm is not required to attest to the effectiveness of Ginkgo’s internal control over financial reporting until its first annual report is required to be filed with the SEC following the date Ginkgo is no longer an emerging growth company. At such time as Ginkgo is required to obtain auditor attestation, if Ginkgo then has a material weakness, Ginkgo would receive an adverse opinion regarding its internal control over financial reporting from its independent registered accounting firm.

To achieve compliance with Section 404 within the prescribed period, Ginkgo will need to continue to dedicate internal resources, including hiring additional financial and accounting personnel and potentially engaging outside consultants. During Ginkgo’s evaluation of its internal control, if Ginkgo identifies one or more material weaknesses in its internal control over financial reporting, Ginkgo will be unable to assert that its internal control over financial reporting is effective. Ginkgo has identified material weaknesses in its internal control environment in the past and cannot provide assurances that there will not be material weaknesses or significant deficiencies in its internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit its ability to accurately report its financial condition, or results of operations. If Ginkgo is unable to conclude that its internal control over financial reporting is effective or if its independent registered public accounting firm determines Ginkgo has a material weakness or significant deficiency in its internal control over financial reporting, Ginkgo could lose investor confidence in the accuracy and completeness of its financial reports, the market price of shares of its common stock could decline, and Ginkgo could be subject to sanctions or investigations by NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in Ginkgo’s internal control over financial reporting or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital markets.

Ginkgo has identified material weaknesses in its internal control over financial reporting in the past. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Ginkgo’s annual or interim financial statements will not be prevented or detected on a timely basis. If Ginkgo is unable to remediate these material weaknesses, or if Ginkgo identifies additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, Ginkgo may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in Ginkgo and, as a result, its stock price.

Ginkgo’s cash and cash equivalents could be adversely affected if the financial institutions in which it holds its cash and cash equivalents fail.

Ginkgo regularly maintains cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation insurance limit. While Ginkgo monitors the cash balances in its operating accounts on a daily basis and adjust the balances as appropriate, these balances could be impacted, and there could be a material adverse effect on its business, if one or more of the financial institutions with which Ginkgo deposits cash fails or is subject to other adverse conditions in the financial or credit markets. To date, Ginkgo has experienced no loss or lack of access to its invested cash or cash equivalents; however, Ginkgo can provide no assurance that access to its invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.

Risks Related to Governmental Regulation and Litigation

Failure to comply with federal, state, local and international laws and regulations could adversely affect Ginkgo’s business and Ginkgo’s financial condition.

A variety of federal, state, local and international laws and regulations govern certain aspects of Ginkgo’s business. For example, Ginkgo maintains a registration from the U.S. Drug Enforcement Administration (“DEA”) for the research of certain controlled substances and permits from the Boston Public Health Commission to conduct work with recombinant DNA. Some of Ginkgo’s programs or products made or developed using its engineered cells and/or biomanufacturing processes are subject to regulations, including those promulgated by the FDA, DEA, EPA or USDA. Products utilized in Ginkgo’s COVID-19 testing services are subject to regulations promulgated by the FDA, the Centers for Medicare and Medicaid Services, and certain state governments. In addition, Ginkgo is subject to laws relating to, among other things, anti-bribery, insider trading, sourcing of biological materials and data privacy. The legal and regulatory requirements that apply to Ginkgo’s business may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or Ginkgo’s practices. As a result, Ginkgo’s practices may not comply, or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by Ginkgo to comply with any federal, state, local or international laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which Ginkgo may be subject or other legal obligations could adversely affect its reputation, brand and business, and may result in claims, proceedings or actions against Ginkgo by governmental entities or others or other liabilities or require Ginkgo to change its operations. Ginkgo may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations.

Ginkgo may also become subject to increasing regulation in the future as it expands its business. Ginkgo has limited experience operating a business located outside of Massachusetts. As Ginkgo continues to expand its operations and offerings domestically and globally, it will have to expend significant management and financial resources to maintain compliant practices in those locations. Non-compliance could lead to litigation, which would require substantial management and financial resources.

Ginkgo may incur significant costs complying with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose Ginkgo to significant liabilities.

Ginkgo uses hazardous chemical and biological materials in its business and is subject to a variety of federal, state, local and international laws and regulations governing, among other matters, the use, generation, manufacture, transportation, storage, handling, disposal of, and human exposure to these materials, including regulation by governmental regulatory agencies, such as the Occupational Safety and Health Administration and the EPA. Ginkgo has incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of its business in complying with these laws and regulations.

Although Ginkgo has implemented safety procedures for storing, handling and disposing of these materials and waste products in an effort to comply with these laws and regulations, Ginkgo cannot be sure that its safety measures will be compliant or capable of eliminating the risk of injury or contamination from the generation, manufacturing, use, storage, transportation, handling, disposal of and human exposure to hazardous materials and/or flammable chemicals. Failure to comply with environmental, health and safety laws could subject Ginkgo to liability and resulting damages. There can be no assurance that violations of environmental, health and safety laws will not occur as a result of human error, accident, equipment failure, contamination, intentional misconduct or other causes. Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present or future laws could result in the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations, and Ginkgo’s liability may exceed its total assets. Liability under environmental laws can be imposed for the full amount of damages without regard to comparative fault for the investigation and cleanup of contamination and impacts to human health and for damages to natural resources. Contamination at properties Ginkgo may own and operate and at properties to which Ginkgo sends hazardous materials, may result in liability for it under environmental laws and regulations.

Ginkgo’s business and operations may be affected by other new environmental, health and safety laws and regulations, which may require Ginkgo to change its operations, or result in greater compliance costs and increasing risks and penalties associated with violations, which could impair Ginkgo’s research, development or production efforts and harm its business.

If Ginkgo fails to comply with healthcare and other governmental regulations, Ginkgo could face substantial penalties and its business, financial condition and results of operations could be adversely affected.

Ginkgo’s business activities may be subject to regulation and enforcement by the FDA, DOJ, HHS, Office of Inspector General, and other federal and state governmental authorities. Although its offerings are not currently billed to any third-party payor, including any commercial payor or government healthcare program, Ginkgo may, in the future, submit claims for its COVID-19 testing services to third-party payors, including government healthcare programs. If Ginkgo submits claims to third-party payors, such activity will expand the scope of federal and state healthcare laws applicable to Ginkgo.

Federal and state healthcare laws and regulations that may affect Ginkgo’s ability to conduct business include, without limitation:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the federal physician self-referral prohibition, commonly known as the Stark Law, which prohibits a physician, in the absence of an applicable exception, from making a referral for certain designated health services covered by the Medicare or Medicaid program, including clinical laboratory services, if the physician or an immediate family member of the physician has a financial relationship with the entity providing the designated health services. The Stark Law also prohibits the entity furnishing the designated health services from billing, presenting or causing to be presented a claim for the designated health services furnished pursuant to the prohibited referral;

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the federal civil false claims laws, including without limitation the federal False Claims Act (which can be enforced through “qui tam,” or whistleblower actions, by private citizens on behalf of the federal government), and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of government funds, or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute or Stark Law constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the Eliminating Kickbacks in Recovery Act (“EKRA”), which created a new federal crime for knowingly and willfully: (i) soliciting or receiving any remuneration in return for referring a patient to a recovery home, clinical treatment facility, or laboratory; or (ii) paying or offering any remuneration to induce such a referral or in exchange for an individual using the services of a recovery home, clinical treatment facility, or laboratory. Unlike the Anti-Kickback Statute, EKRA is not limited to services reimbursable under a government health care program, but instead extends to all services reimbursed by “health care benefit programs”;

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the healthcare fraud statutes under the Health Information Technology for Economic and Clinical Health Act (“HIPAA”), which impose criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for healthcare benefits, items or services by a healthcare benefit program, which includes both government and privately funded benefits programs. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	federal consumer protection and unfair competition laws, which broadly regulate platform activities and activities that potentially harm consumers; and

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state law equivalents of each of the above federal laws, such as anti-kickback, self-referral, and fee-splitting, and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers and self-pay patients.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, exceptions, and safe harbors, it is possible that some of Ginkgo’s activities could be subject to challenge under one or more of such laws. Ginkgo may face claims and proceedings by private parties, and claims, investigations and other proceedings by governmental authorities, relating to allegations that its business practices do not comply with current or future laws or regulations involving applicable fraud and abuse or other healthcare laws and regulations, and it is possible that courts or governmental authorities may conclude that Ginkgo or any of Ginkgo’s partners have not complied with them, or that Ginkgo may find it necessary or appropriate to settle any such claims or other proceedings. Any action brought against Ginkgo for violation of these or other laws or regulations, even if Ginkgo successfully defends against it, could cause Ginkgo to incur significant legal expenses and divert its management’s attention from the operation of its business. If Ginkgo’s operations are found to be in violation of any federal or state laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to Ginkgo, Ginkgo may be subject to claims and proceedings by private parties, investigations and other proceedings by governmental authorities, as well as penalties, including significant criminal, civil and administrative penalties, damages and fines, disgorgement, additional reporting requirements and oversight if Ginkgo becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws or regulations, imprisonment for individuals and exclusion from participation in government programs, such as Medicare and Medicaid, as well as contractual damages and reputational harm. Ginkgo could also be required to curtail or cease its operations. In addition, if any customers, healthcare professionals Ginkgo engages, laboratory partners or other entities with whom Ginkgo does business are found not to be in compliance with applicable laws, they may be subject to the same criminal, civil or administrative sanctions, including exclusion from government-funded healthcare programs. Any of the foregoing could seriously harm Ginkgo’s business and financial results.

Ginkgo may become subject to the comprehensive laws and rules governing billing and payment, noncompliance with which could result in non-payment or recoupment of overpayments for Ginkgo’s services or other sanctions.

Ginkgo may, in the future, submit claims for its COVID-19 testing services to third-party payors. Payors typically have differing and complex billing and documentation requirements. If Ginkgo fails to comply with these payor-specific requirements, Ginkgo may not be paid for its services or payment may be substantially delayed or reduced. Numerous state and federal laws would also apply to Ginkgo’s claims for payment, including but not limited to (i) “coordination of benefits” rules that dictate which payor must be billed first when a patient has coverage from multiple payors, (ii) requirements that overpayments be refunded within a specified period of time, (iii) “reassignment” rules governing the ability to bill and collect professional fees on behalf of other providers, (iv) requirements that electronic claims for payment be submitted using certain standardized transaction codes and formats, and (v) laws requiring all health and financial information of patients to be maintained in a manner that complies with stringent security and privacy standards.

Audits, inquiries and investigations from government agencies and health network partners can occur from time to time in the ordinary course of Ginkgo’s business, and could result in costs to Ginkgo and a diversion of management’s time and attention. New regulations and heightened enforcement activity also could negatively affect Ginkgo’s cost of doing business and its risk of becoming the subject of an audit or investigation. If Ginkgo bills for its service in the future, its failure to comply with rules related to billing or adverse findings from audits by government and private payors could result in, among other penalties, non-payment for services rendered or recoupments or refunds of amounts previously paid for such services. Ginkgo cannot predict whether any future audits, inquiries or investigations, or the public disclosure of such matters, likely would negatively impact its business, financial condition, results of operations, cash flows and the trading price of its securities. See also “Risk Factors—Risks Related to Governmental Regulation and Litigation—If Ginkgo fails to comply with healthcare and other governmental regulations, Ginkgo could face substantial penalties and its business, financial condition and results of operations could be adversely affected.”

Ginkgo and its laboratory partners are subject to a variety of laboratory testing standards, compliance with which is an expensive and time-consuming process, and any failure to comply could result in substantial penalties and disruptions to its business.

Ginkgo and the third-party laboratories that Ginkgo partners with are subject to the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”). CLIA is a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA requires virtually all laboratories to be certified by the federal government and mandates compliance with various operational, personnel, facilities administration, quality and proficiency testing requirements depending on the level of complexity for which the laboratory is certified. CLIA certification is also a prerequisite to be eligible to bill state and federal healthcare programs, as well as many private third-party payors, for laboratory testing services. Ginkgo’s partner laboratories hold CLIA certifications for high complexity testing, which mandate compliance with various operational, personnel, facilities administration, quality and proficiency testing requirements depending on the level of complexity for which the laboratory is certified. In addition, Ginkgo holds a CLIA high complexity testing certification and perform certain CLIA-waived tests on behalf of its clients, which subjects Ginkgo directly to certain CLIA requirements. Sanctions for failure to comply with CLIA requirements may include suspension, revocation, or limitation of a laboratory’s CLIA certificate, as well as the imposition of significant fines or criminal penalties. Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing licensure, or Ginkgo’s partner laboratories’ failure to renew a CLIA certificate, a state or foreign license, or accreditation, could have a material adverse effect on Ginkgo’s business.

In addition, Ginkgo’s partner laboratories and Ginkgo’s laboratories holding CLIA Certificates of Waiver are subject to state laws and regulations governing laboratory licensure. Some states have enacted state licensure laws that are more stringent than CLIA. Ginkgo’s ability to successfully deploy COVID-19 testing at large scale may be adversely impacted if its partner laboratories do not maintain the required regulatory licensure and operate in accordance with CLIA standards. In certain markets such as California, New York, and Pennsylvania, Ginkgo or its partner laboratories may also need to obtain and maintain additional licensure from such states. It is uncertain that Ginkgo’s partner laboratories will be granted such licensure and, in such case, Ginkgo cannot offer testing to patients located in those states, which could limit its ability to offer testing on a wide scale.

It is possible that additional states may enact laboratory licensure requirements in the future, which could further limit Ginkgo’s ability to expand its services.

Ginkgo relies on third-party laboratories in the conduct of its biosecurity business offering. If any of Ginkgo’s partners cease working with it, or face supply chain disruptions or other difficulties, Ginkgo’s business could be harmed. Specifically, if any of Ginkgo’s partners were to lose or fail to obtain or renew their CLIA certifications or state laboratory licenses, whether as a result of a revocation, suspension or limitation, such laboratories would no longer be able to run the COVID-19 tests Ginkgo offers to its customers, and its ability to successfully deploy a COVID-19 pooled sample testing program nationwide may be adversely impacted.

The testing industry is subject to complex and costly regulation and if government regulations are interpreted or enforced in a manner adverse to Ginkgo, Ginkgo may be subject to enforcement actions, penalties, exclusion, and other material limitations on its operations.

Ginkgo offers COVID-19 testing services by partnering with third-party laboratories, diagnostic test manufacturers and manufacturers of collection kits, which are subject to extensive and frequently changing federal, state and local laws and regulations governing various aspects of Ginkgo’s business, including significant governmental certification and licensing regulations. New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, may also limit Ginkgo’s potential revenues, and Ginkgo may need to revise its R&D or commercialization programs. The costs of defending claims associated with violations, as well as any sanctions imposed, could significantly adversely affect Ginkgo’s financial performance.

Ginkgo is required to comply with federal and state genetic testing and privacy laws. Ginkgo has measures in place to collect clinical data and genetic and other biological samples, and disclose test results, from subjects who have provided appropriate informed consents. However, informed consents could be challenged in the future, and those informed consents could prove invalid, unlawful or otherwise inadequate for Ginkgo’s purposes. Any legal challenges could consume Ginkgo’s management and financial resources.

Current regulations governing the testing services Ginkgo offers are shifting and in some cases unclear. In addition, Ginkgo’s laboratory partners may be unsuccessful in validating, or obtaining or maintaining authorizations for, the tests Ginkgo relies on to provide COVID-19 testing services. If any third-party manufacturers or laboratories offering tests that Ginkgo uses in its testing services are deemed by the FDA or other regulatory authorities to have violated applicable law or if the tests or test components are marketed, processed or distributed in violation of applicable law, Ginkgo may be subject to enforcement action or litigation, or Ginkgo may be required to find alternative tests to support its testing services, which could increase its costs and prevent it from successfully commercializing its COVID-19 testing services.

In addition, Ginkgo is required to comply with applicable FDA regulations with respect to its distribution of certain COVID-19 diagnostic test kits and collection kits, including, for certain kits, compliance with applicable terms and conditions of an EUA. Such conditions may include requirements related to collection of information on the performance of the product, reporting of adverse events, recordkeeping requirements, and labeling and promotional activities. To the extent that Ginkgo markets or promotes third-party tests or test kits outside of the uses authorized for these products or in a false or misleading manner, the tests or collection kits could be considered misbranded or adulterated and in violation of applicable law.

Advertising for any of the tests or collection kits Ginkgo distributes or the testing services Ginkgo offers is also subject to regulation by the FTC, under the Federal Trade Commission Act (“FTC Act”). The FTC may take enforcement action for advertising claims that are not adequately substantiated or that are false or misleading. Violations of applicable FDA requirements could result in enforcement actions, such as warning or “untitled” letters, revocation of EUAs, seizures, injunctions, civil penalties and criminal prosecutions and fines, and violation of the FTC Act could result in injunctions and other associated remedies, all of which could have a material adverse effect on Ginkgo’s business. Most states also have similar regulatory and enforcement authority for laboratory testing and distribution of related collection kits. For example, many state laws require Ginkgo to hold a specific form of license to distribute COVID-19 diagnostic test kits and collection kits into such states. These requirements vary from one state to another and frequently change. Complying with state laws and regulations may subject Ginkgo to similar risks and delays as those Ginkgo could experience under federal regulation.

Ginkgo is subject to federal and state laws and regulations governing the protection, use, and disclosure of health information and other types of personal information, and its failure to comply with those laws and regulations or to adequately secure the information it hold could result in significant liability or reputational harm.

Numerous state and federal laws, regulations, standards and other legal obligations, including consumer protection laws and regulations, which govern the collection, dissemination, use, access to, confidentiality, security and processing of personal information, including health-related information, could apply to Ginkgo’s operations or the operations of its partners. For example, HIPAA imposes privacy, security and breach notification obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities, and their covered subcontractors. HIPAA requires covered entities and business associates to develop and maintain policies with respect to the protection of, use and disclosure of protected health information (“PHI”), including the adoption of administrative, physical and technical safeguards to protect such information, and certain notification requirements in the event of a breach of unsecured PHI. If in the future Ginkgo engages in certain types of standard electronic transactions involving payors, including billing the Medicare or Medicaid programs or commercial health plans, Ginkgo will be subject to HIPAA as a “covered entity.” Ginkgo is currently subject to HIPAA as a “business associate” because Ginkgo performs certain services involving the use or disclosure of PHI on behalf of covered entity customers with respect to its COVID-19 testing service offerings. Implementation of the infrastructure necessary to meet HIPAA standards requires substantial investment. Being subject to HIPAA as a covered entity or business associate exposes Ginkgo to significant fines and penalties, including criminal fines and penalties.

Additionally, under HIPAA, covered entities must report breaches of unsecured PHI to affected individuals without unreasonable delay, not to exceed 60 days following discovery of the breach by a covered entity or its agents. Notification also must be made to the HHS Office for Civil Rights and, in certain circumstances involving large breaches, to the media. Business associates must report breaches of unsecured PHI to covered entities within 60 days of discovery of the breach by the business associate or its agents. A non-permitted use or disclosure of PHI is presumed to be a breach under HIPAA unless the Covered Entity or Business Associate establishes that there is a low probability the information has been compromised consistent with requirements enumerated in HIPAA.

Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue Ginkgo in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

Even when HIPAA or a state law does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair and/or deceptive acts or practices in violation of Section 5(a) of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

Several states have enacted privacy laws governing the use and disclosure of health information, such as the California Confidentiality of Medical Information Act; these laws are not preempted by HIPAA to the extent they are more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for Ginkgo and its partners. Further, in recent years, there have been a number of well-publicized data breaches involving the improper dissemination of personal information of individuals both within and outside of the healthcare industry. Laws in all 50 states require businesses to provide notice to individuals whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, and creating new data privacy and security laws, requiring attention to frequently changing regulatory requirements. For example, the California Consumer Privacy Act of 2018 (“CCPA”) went into effect on January 1, 2020. The CCPA creates new transparency requirements and grants California residents several new rights with respect to their personal information. Failure to comply with the CCPA may result in, among other things, significant civil penalties and injunctive relief, or potential statutory or actual damages. On November 3, 2020, California voters passed a ballot initiative for the California Privacy Rights Act (“CPRA”), which will significantly expand the CCPA. Most CPRA provisions will take effect on January 1, 2023, though the obligations will apply to any personal information collected after January 1, 2022. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have been proposed or passed in other states, including the Virginia Consumer Data Protection Act, which will take effect on January 1, 2023. Ginkgo will need to invest substantial resources in putting in place policies and procedures to comply with these evolving state laws.

As Ginkgo’s operations and business grow, it may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. For example, the European Union General Data Protection Regulation (“GDPR”), which went into effect in May 2018, imposes strict requirements for processing the personal data of individuals within the European Economic Area. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. Further, from January 1, 2021, companies have to comply with the GDPR and also the United Kingdom GDPR (the “UK GDPR”), which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term. On June 28, 2021, the European Commission adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission renews or extends that decision and remains under review by the Commission during this period. These changes may lead to additional costs and increase Ginkgo’s overall risk exposure.

Although Ginkgo works to comply with applicable laws, regulations and standards, contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which Ginkgo must comply. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the data-collection activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Any failure or perceived failure by Ginkgo or its employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to Ginkgo, damage its reputation, and adversely affect its business and results of operations.

Ginkgo has pursued in the past and may pursue additional U.S. government contracting and subcontracting opportunities in the future and as a U.S. government contractor and subcontractor, Ginkgo is subject to a number of procurement rules and regulations.

Ginkgo has entered into agreements with governmental entities and contractors in the past to serve as a U.S. government contractor or subcontractor and may do so again in the future. U.S. government procurement contractors and subcontractors must comply with specific procurement regulations and other requirements. These requirements, although customary in U.S. government contracts, could impact Ginkgo’s performance and compliance costs, including by limiting or delaying its ability to share information with business partners, customers and investors. The U.S. government has in the past and may in the future demand contract terms that are less favorable than standard arrangements with private sector customers and may have statutory, contractual, or other legal rights to terminate contracts with Ginkgo for convenience or for other reasons. Generally, U.S. government contracts contain provisions permitting unilateral termination or modification, in whole or in part, at the government’s convenience. Under general principles of government contracting law, if the government terminates a contract for convenience, the government contractor may recover only its incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the government contractor is entitled to recover costs incurred and associated profits on accepted items only and may be liable for excess costs incurred by the government in procuring undelivered items from another source. Any termination for default may also adversely affect Ginkgo’s ability to contract with other government customers, as well as its reputation, business, financial condition and results of operations. In addition, changes in U.S. government budgetary priorities could lead to changes in the procurement environment, affecting availability of U.S. government contracting, subcontracting or funding opportunities, which could lead to modification, reduction or termination of Ginkgo’s U.S. government contracts or subcontracts. If and to the extent such changes occur, they could impact Ginkgo’s results and potential growth opportunities.

Furthermore, Ginkgo’s U.S. government contracts grant the government the right to use technologies developed by Ginkgo under the government contract or the right to share data related to its technologies, for or on behalf of the government. Under Ginkgo government contracts, Ginkgo may not be able to limit third parties, including its competitors, from accessing certain of these technology or data rights, including intellectual property, in providing products and services to the government.

In addition, failure by Ginkgo, its employees, representatives, contractors, partners, agents, intermediaries, other customers or other third parties to comply with these regulations and requirements could result in reductions of the value of contracts, contract modifications or termination, claims for damages, refund obligations, the assessment of civil or criminal penalties and fines, loss of rights in Ginkgo’s intellectual property and temporary suspension or permanent debarment from government contracting, all of which could negatively impact Ginkgo’s results of operations and financial condition. Any such damages, penalties, disruptions or limitations in Ginkgo’s ability to do business with the public sector could result in reduced sales of Ginkgo’s products, reputational damage, penalties and other sanctions, any of which could harm its business, reputation and results of operations.

Ginkgo is engaged in certain research activities involving controlled substances, including cannabinoids and other chemical intermediates, the making, use, sale, importation, exportation, and distribution of which may be subject to significant regulation by the DEA and other regulatory agencies.

Ginkgo is engaged in certain research activities involving the development of microbes designed to generate cannabinoids, their precursors and other chemical intermediaries, some of which may be regulated as controlled substances in the United States. Controlled substances are subject to state, federal, and foreign laws and regulations regarding their manufacture, use, sale, importation, exportation, and distribution. Among other things, controlled substances are regulated under the federal Controlled Substances Act of 1970 and implementing regulations of the DEA. The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use and may generally not be marketed or sold in the United States. Schedule I substances are subject to the most stringent controls and Schedule V the least controls of the five schedules, based on their relative risk of abuse.

Cannabinoids are naturally occurring compounds found in the cannabis plant. The cannabis plant and its derivatives are highly regulated by the DEA and the USDA. Specifically, marihuana, which is defined as all parts of the plant Cannabis sativa L., whether growing or not, the seeds thereof, the resin extracted therefrom, and every compound, manufacture, salt, derivative, mixture, or preparation, is classified as a Schedule I controlled substance. However, the term does not include “hemp,” which means the cannabis plant and any part of that plant, including the seeds and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol (“THC”) concentration of not more than 0.3% on a dry weight basis. Thus, depending on the THC concentration of the product, the product may or may not be regulated as a controlled substance. The DEA has historically regulated synthetic cannabinoids similarly to naturally-derived cannabinoids. Consequently, even though Ginkgo’s cannabinoids that could be produced from microbes may not be derived from the cannabis plant, the DEA may consider them to be controlled substances subject to stringent regulatory controls.

Regulations associated with controlled substances govern manufacturing, labeling, packaging, testing, dispensing, production and procurement quotas, recordkeeping, reporting, handling, shipment and disposal. These regulations include required security measures, such as background checks on employees and physical control of inventory and increase the personnel needs and the expense associated with development and commercialization of products or product candidates including controlled substances. Regulators conduct periodic inspections of entities involved in handling, manufacturing, or otherwise distributing controlled substances, and have broad enforcement authorities. If Ginkgo is found to be non-compliant with applicable controlled substance registrations and related requirements, Ginkgo may need to modify its business activities and/or stop handling or producing the products regulated as controlled substances, and could be subject to enforcement action, significant fines or penalties, and/or adverse publicity, among other consequences.

Various states also independently regulate controlled substances. Though state-controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule substances, as well. The failure to comply with applicable regulatory requirements could lead to enforcement actions and sanctions from the states in addition to those from the DEA or otherwise arising under federal law.

Changes in government regulations may materially and adversely affect Ginkgo’s sales and results of operations.

The markets where Ginkgo provides its services are heavily influenced by foreign, federal, state and local government regulations and policies. The U.S. or foreign governments may take administrative, legislative, or regulatory action that could materially interfere with Ginkgo’s customer’s ability to sell products derived from engineered cells in certain countries and/or to certain customers. The uncertainty regarding future standards and policies may also affect Ginkgo’s ability to develop its programs or to license engineered cells to customers and to initiate new programs with its customers, which could have a material adverse effect on its business, financial condition and results of operations.

Changes in U.S. trade policy more generally could trigger retaliatory actions by affected countries, which could impose restrictions on Ginkgo’s ability to do business in or with affected countries or prohibit, reduce or discourage purchases of Ginkgo’s services by foreign customers, leading to increased program costs, increased costs of developing or manufacturing Ginkgo’s customers’ products and higher prices for their products in foreign markets. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of Ginkgo’s services or its customers’ products, cause its services to be less in demand and its sales to decline and adversely impact its ability to compete, which could materially and adversely impact Ginkgo’s business, financial condition and results of operations.

Ginkgo is subject to certain U.S. and foreign anti-corruption, anti-bribery and anti-money laundering laws and regulations. Ginkgo can face serious consequences for violations.

Ginkgo is subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act and possibly other anti-corruption, anti-bribery and anti-money laundering laws and regulations in the jurisdictions in which Ginkgo does business, both domestic and abroad. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years. The FCPA and other anti-corruption laws generally prohibit companies, their employees, agents, representatives, business partners and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, anything of value to government officials, political parties, or candidates for public office for the purpose of obtaining or retaining business or securing an improper business advantage. The UK Bribery Act and other anti-corruption laws also prohibit commercial bribery not involving government officials, and requesting or accepting bribes; and anti-money laundering laws prohibit engaging in certain transactions involving criminally-derived property or the proceeds of criminal activity.

Ginkgo and its third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or -affiliated universities or other entities (for example, to obtain necessary permits, licenses, patent registrations and other regulatory approvals), which increases its risks under the FCPA and other anti-corruption laws. Ginkgo also engages contractors, consultants and other third parties from time to time to conduct business development activities abroad. Ginkgo may be held liable for the corrupt or other illegal activities of its employees or third parties even if it does not explicitly authorize such activities. Ginkgo has increased and, in the future, expects its non-U.S. activities to increase over time, which may also increase its exposure under these laws.

The FCPA also requires that Ginkgo keep accurate books and records and maintain a system of adequate internal controls. While Ginkgo has controls to address compliance with such laws, and will continue to review and enhance its compliance program, Ginkgo cannot assure you that its employees, agents, representatives, business partners or third-party intermediaries will always comply with its policies and applicable law, for which Ginkgo may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws may result in whistleblower complaints, sanctions, settlements, investigations, prosecution, enforcement actions, substantial criminal fines and civil penalties, disgorgement of profits, imprisonment, debarment, tax reassessments, breach of contract and fraud litigation, loss of export privileges, suspension or debarment from U.S. government contracts, adverse media coverage, reputational harm and other consequences, all of which may have an adverse effect on Ginkgo’s reputation, business, financial condition, results of operations and prospects. Responding to an investigation or action can also result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Significant disruptions to Ginkgo’s and its service providers’ information technology systems or data security incidents could result in significant financial, legal, regulatory, business and reputational harm to Ginkgo.

Ginkgo is increasingly dependent on information technology systems and infrastructure, including services licensed, leased or purchased from third parties such as cloud computing infrastructure and operating systems, to operate its business. In the ordinary course of business, Ginkgo collects, stores, processes and transmits large amounts of sensitive information, including intellectual property, proprietary business information, personal information and other confidential information. It is critical that Ginkgo does so in a secure manner to maintain the confidentiality, integrity and availability of such sensitive information. Ginkgo has also outsourced elements of its operations (including elements of its information technology infrastructure) to third parties, and as a result, manages a number of third-party vendors who may have access to its networks or its confidential information. While Ginkgo takes measures to safeguard and protect this information, threats to network and data security are increasingly diverse and sophisticated. Ginkgo may also face increased cybersecurity risks due to its reliance on Internet technology and the number of its employees working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Despite Ginkgo’s efforts, training and processes to prevent security breaches and incidents, its information technology systems, servers, and those of third parties that Ginkgo uses in its operations are vulnerable to cybersecurity risks, including cyberattacks such as viruses and worms, phishing attacks and other forms of social engineering, denial-of-service attacks, ransomware attacks, physical or electronic break-ins, third-party or employee theft or misuse, and other negligent actions, errors or malfeasance by employees or other third parties, and similar disruptions from unauthorized tampering with its servers and computer systems or those of third parties that Ginkgo uses in its operations, which could lead to interruptions, delays, loss or corruption of critical data, unauthorized access to or acquisition of health-related and other personal information. In addition, Ginkgo may be the target of email scams and other social engineering attacks that attempt to acquire personal information or company assets or access to its systems. Despite Ginkgo’s efforts to create security barriers to such threats, Ginkgo may not be able to entirely mitigate these risks. Ginkgo’s third-party service providers face similar risks. Any cyberattack that attempts to obtain Ginkgo’s data or assets, including data that Ginkgo maintains on behalf of its customers, disrupt its service, or otherwise access its systems, or those of third parties Ginkgo uses, or any other security breach or incident, could adversely affect its business, financial condition and operating results, be expensive to remedy, and damage its reputation. Ginkgo and its third-party service providers may face difficulties or delays in identifying or otherwise responding to any attacks or actual or potential security breaches or security incidents. Ginkgo may incur significant costs and operational consequences of investigating, remediating, eliminating and putting in place additional tools and devices designed to prevent actual or perceived security breaches and other security incidents, including in response to any actual or perceived incident Ginkgo may suffer, and substantial costs to comply with any notification or other legal obligations resulting from any security breaches or other security incidents. In addition, any such breaches or incidents, or the perception that they have occurred, may result in negative publicity, and could have an adverse effect on Ginkgo’s business, financial condition, and operating results.

Although Ginkgo maintains insurance coverage that may cover certain liabilities in connection with security breaches and other security incidents, Ginkgo cannot be certain its insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to it on commercially reasonable terms (if at all) or that any insurer will not deny coverage as to any future claim.

Governmental trade controls, including export and import controls, sanctions, customs requirements and related regimes, could subject Ginkgo to liability or loss of contracting privileges or limit Ginkgo’s ability to compete in certain markets.

Ginkgo’s programs and technologies are subject to U.S. and non-U.S. export controls. Export authorizations may be required for biotechnology products, technologies, or services to be exported outside of the United States, to a foreign person, or outside of a foreign jurisdiction. Ginkgo’s current or future programs or technologies are, and may in the future, be subject to the Export Administration Regulations (“EAR”). If a program, technology, or service meets certain criteria for control under the EAR, then that engineered cell, production process, resulting product, technology, or service would be exportable outside the United States or to a foreign person or from one foreign jurisdiction to another foreign jurisdiction only if Ginkgo obtains the applicable export license or other applicable authorization including qualifying for a license exception, if required. Compliance with the U.S. and foreign export laws and regulations and other applicable regulatory requirements regarding the sales, shipment and use of Ginkgo’s engineering cells, bioprocesses and other technology may affect Ginkgo’s ability to work with foreign partners, affect the speed at which Ginkgo can introduce new products into non-U.S. markets, or limit its ability to sell programs or services or license technologies into some countries.

Additionally, certain materials that Ginkgo uses in its programs are subject to U.S. import controls. Ginkgo currently has, and may in the course of business need to procure, certain import authorizations, for example, related to plant pests, chemicals, biological agents and other controlled materials, including from the USDA, EPA and CDC. Compliance with applicable regulatory requirements regarding the import of such materials may limit Ginkgo’s access to materials critical to its development activities or affect the speed at which Ginkgo can advance new programs.

Ginkgo’s activities are also subject to the economic sanctions laws and regulations of the United States and other jurisdictions. Such controls prohibit certain transactions, potentially including financial transactions and the transfer of products, technologies and services, to sanctioned countries, governments and persons, without a license or other appropriate authorization. U.S. sanctions policy changes could affect Ginkgo or its customers’ ability to interact, directly and indirectly, with targeted companies or companies in sanctioned countries.

While Ginkgo takes precautions to comply with U.S. and non-U.S. export control, import control and economic sanctions laws and regulations, it cannot guarantee that such precautions will prevent violations of such laws, including transfers to unauthorized persons or destinations, and including inadvertent violations as a result of a misclassification of a product, technology or service under export control laws. Violations could result in Ginkgo’s business being subject to government investigations, denial of export or import privileges, significant fines or penalties, denial of government contracts and reputational harm. Any limitation on Ginkgo’s ability to export its engineered cells, production processes, resulting products, technology, or services, or import materials critical to its programs would likely adversely affect its business and financial condition.

Changes in U.S. and foreign tax laws could have a material adverse effect on its business, cash flow, results of operations or financial condition.

Ginkgo is subject to income and non-income based taxes in the U.S. and foreign jurisdictions. Changes in tax laws, regulations and policies, or their interpretation and application, in the jurisdictions where Ginkgo is subject to tax, could have a material adverse effect on its business, cash flow, results of operations or financial condition. The U.S. Congress continually debates changes to U.S. corporate income tax laws, which could result in significant changes to these laws. In addition, the Group of Twenty (G20), the Organization for Economic Co-operation and Development (OECD), the European Commission (EC) and individual taxing jurisdictions have published proposals covering various international tax-related issues, including country-by-country reporting, permanent establishment rules, transfer pricing and tax treaties. It is possible that any future tax legislation that may be enacted could materially impact Ginkgo’s effective tax rate and cash tax liability as well as tax credits and incentives.

Ginkgo may become subject to lawsuits or indemnity claims in the ordinary course of business, which could materially and adversely affect its business and results of operations.

From time to time, Ginkgo may in the ordinary course of business be named as a defendant in lawsuits, indemnity claims and other legal proceedings. These actions may seek, among other things, compensation for alleged product liability, personal injury, employment discrimination, breach of contract, property damage and other losses or injunctive or declaratory relief.

The marketing, sale and use of Ginkgo’s services engineered cells, production processes and resulting products could lead to the filing of product liability claims were someone to allege that Ginkgo’s services, engineered cells, production processes or resulting products failed to perform as designed or intended or caused injury or other harms. A product liability claim could result in substantial damages and be costly and time-consuming for Ginkgo to defend.

Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for programs and resulting products;

•	loss of revenue;

•	substantial monetary payments;

•	significant time and costs to defend related litigation;

•	the inability to commercialize any products from Ginkgo’s programs; and

•	injury to Ginkgo’s reputation and significant negative media attention.

In the event that such actions, claims or proceedings are ultimately resolved unfavorably to Ginkgo at amounts exceeding its accrued liability, or at material amounts, the outcome could materially and adversely affect its business and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect its liquidity position. Ginkgo maintains product liability insurance, but this insurance may not fully protect Ginkgo from the financial impact of defending against product liability claims. Any product liability claim brought against Ginkgo, with or without merit, could increase its insurance rates or prevent Ginkgo from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause current collaborators to terminate existing agreements or potential collaborators to seek other companies, any of which could impact Ginkgo’s business and results of operations.

Ginkgo’s business could be adversely affected by legal challenges to its telehealth partner’s business model.

Certain of Ginkgo’s COVID-19 biosecurity offerings rely significantly on healthcare provider orders for testing that are placed on the basis of telemedicine encounters. The ability to conduct telehealth services in a particular state is directly dependent upon the applicable laws governing remote healthcare, the practice of medicine and healthcare delivery in general in such location which are subject to changing political, regulatory and other influences. With respect to telehealth services, state medical boards continue to implement new rules or interpret existing rules in a manner that may limit or restrict the ability of the centers to conduct their business as it has been conducted in the past. Additionally, during the COVID-19 public health emergency, many states enacted waivers and adopted other temporary measures that lifted certain restrictions on out-of-state providers and relaxed licensure requirements to allow greater access to telehealth services during the public health emergency period. At this time, Ginkgo cannot predict whether these waivers or temporary measures will remain in place after the end of the public health emergency period. Accordingly, Ginkgo must monitor compliance with laws in every jurisdiction in which Ginkgo operates, and Ginkgo cannot provide assurance that government authorities may nonetheless challenge Ginkgo’s activities and arrangements with its telehealth partner and consider them non-compliant. Additionally, it is possible that the laws and rules governing the practice of medicine, including remote healthcare, in one or more jurisdictions may change in a manner deleterious to Ginkgo’s business. If a successful legal challenge or an adverse change in the relevant laws were to occur, and Ginkgo is unable to adapt its business model accordingly, its operations as well as the operations of its telehealth partner in the affected jurisdictions would be disrupted, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Related to Ginkgo’s Common Stock, Organizational Structure and Governance

Ginkgo is not, and do not intend to become, regulated as an “investment company” under the Investment Company Act, and if Ginkgo were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for Ginkgo to continue its business as contemplated and could have a material adverse effect on its business.

An entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if:

•

it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

it is an inadvertent investment company because, absent an applicable exemption, (i) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, or (ii) it owns or proposes to acquire investment securities having a value exceeding 45% of the value of its total assets (exclusive of U.S. government securities and cash items) and/or more than 45% of its income is derived from investment securities on a consolidated basis with its wholly owned subsidiaries.

Ginkgo believes that it is engaged primarily in the business of providing cell engineering services to customers from across a variety of industries and not in the business of investing, reinvesting or trading in securities. Ginkgo holds itself out as a synthetic biology company and does not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, Ginkgo does not believe that it is an “orthodox” investment company as defined in Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) and described in the first bullet point above. Furthermore, Ginkgo believes that less than 40% of Ginkgo’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will be composed of assets that could be considered investment securities. Accordingly, Ginkgo does not believe that it is an inadvertent investment company by virtue of the 40% tests in Section 3(a)(1)(C) of the Investment Company Act as described in the second bullet point above. In addition, Ginkgo believes that it is not an investment company under Section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. Ginkgo intends to conduct its operations so that it will not be deemed to be an investment company under the Investment Company Act or otherwise conduct its business in a manner that does not subject it to the registration and other requirements of the Investment Company Act. In order to ensure that Ginkgo is not deemed to be an investment company, Ginkgo may be limited in the assets that it may continue to own and, further, may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to Ginkgo than in the absence of such requirement. If anything were to happen which would cause Ginkgo to be deemed to be an investment company under the Investment Company Act (such as significant changes in the value of Ginkgo’s programs or a change in circumstance that results in a reclassification of its interests in its programs for purposes of the Investment Company Act), the requirements imposed by the Investment Company Act could make it impractical for Ginkgo to continue its business as currently conducted, which would materially adversely affect its business, financial condition and results of operations. In addition, if Ginkgo were to become inadvertently subject to the Investment Company Act, any violation of the Investment Company Act could subject it to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of Ginkgo’s contracts could be deemed unenforceable.

Only Ginkgo’s employees and directors are entitled to hold shares of Ginkgo Class B Common Stock (including shares of Ginkgo Class B Common Stock granted or otherwise issued to Ginkgo employees and directors in the future), which shares have 10 votes per share. This limits or precludes other stockholders’ ability to influence the outcome of matters submitted to stockholders for approval, including the election of directors, the approval of certain employee compensation plans, the adoption of certain amendments to Ginkgo’s organizational documents and the approval of any merger, consolidation, sale of all or substantially all of its assets, or other major corporate transaction requiring stockholder approval.

Shares of Ginkgo Class B Common Stock have 10 votes per share, whereas shares of Ginkgo Class A Common Stock have one vote per share and shares of Ginkgo Class C Common Stock have no voting rights (except as otherwise expressly provided in the Ginkgo Charter or required by applicable law). As of June 30, 2022, Ginkgo’s directors and executive officers hold in the aggregate approximately 49.2% of the total voting power of its outstanding capital stock, and its directors, founders and executive officers hold in the aggregate approximately 68.7% of the total voting power of its outstanding capital stock. Accordingly, holders of shares of Ginkgo Class B Common Stock are able to significantly influence the outcome of matters submitted to Ginkgo’s stockholders for approval, including the election of directors, the approval of certain employee compensation plans, the adoption of amendments to Ginkgo’s organizational documents and the approval of any merger, consolidation, sale of all or substantially all of Ginkgo’s assets or other major corporate transaction requiring stockholder approval. This concentrated voting power limits or precludes other stockholders’ ability to influence the outcome of these matters. Holders of Ginkgo Class B Common Stock may have interests that differ from holders of Ginkgo Class A Common Stock and may vote in a way with which holders of Ginkgo Class A Common Stock disagree and which may be adverse to the interests of holders of Ginkgo Class A Common Stock. This concentrated voting power is likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer or proxy contest for the removal of directors. As a result, Ginkgo’s governance structure and Ginkgo Charter may have the effect of depriving its stockholders of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace Ginkgo’s directors and management. Furthermore, this concentrated voting power could discourage a potential investor from acquiring Ginkgo Class A Common Stock due to the limited voting power of such stock relative to Ginkgo Class B Common Stock, which could also adversely affect the trading price of Ginkgo Class A Common Stock.

Ginkgo’s multi-class stock structure is intended to preserve its existing founder-led governance structure, to promote employee retention and engagement, to facilitate continued innovation and the risk-taking that it requires, to permit Ginkgo to continue to prioritize its long-term goals rather than short-term results, to enhance the likelihood of continued stability in the composition of the Ginkgo Board and its policies, and to discourage certain types of transactions that may involve an actual or threatened acquisition of the company, all of which

Ginkgo believes are essential to the long-term success of the company and to long-term stockholder value. Ginkgo expects to maintain this concentrated voting power among its founders and employees for the foreseeable future, including by issuing additional shares of Ginkgo Class B Common Stock to its employees pursuant to its equity compensation plans.

Future transfers of shares of Ginkgo Class B Common Stock to persons other than Ginkgo directors and employees, or trusts or legal entities through which the right to vote the shares of Ginkgo Class B Common Stock held thereby is exercised exclusively by one or more of Ginkgo’s directors or employees (any such director, employee, trust or legal entity, a “Class B Eligible Holder”), or the holder of shares of Ginkgo Class B Common Stock ceasing to be a Class B Eligible Holder, will generally result in those shares converting to shares of Ginkgo Class A Common Stock on a one-to-one basis, subject to certain exceptions and unless a majority of the independent directors of the Ginkgo Board determine that such transfer or event will not result in such automatic conversion. Each share of Ginkgo Class B Common Stock is also convertible at any time at the option of the holder into one share of Ginkgo Class A Common Stock. The conversion of Ginkgo Class B Common Stock to Ginkgo Class A Common Stock over time will have the effect of increasing the relative voting power of those holders of Ginkgo Class B Common Stock who retain their shares of Ginkgo Class B Common Stock in the long term. As a result, the relative voting power of holders of Ginkgo Class A Common Stock is expected to remain limited for a significant period of time, and it is possible that one or more of the persons or entities holding Ginkgo Class B Common Stock could gain significant voting control as other holders of Ginkgo Class B Common Stock sell or otherwise convert their shares into Ginkgo Class A Common Stock. In addition, the conversion of Ginkgo Class B Common Stock to Ginkgo Class A Common Stock would dilute holders of Ginkgo Class A Common Stock in terms of voting power within the Ginkgo Class A Common Stock. Because holders of Ginkgo Class C Common Stock have no voting rights (except as otherwise expressly provided in the Ginkgo Charter or required by applicable law), the holders of Ginkgo Class B Common Stock may be able to significantly influence the outcome of matters submitted to Ginkgo’s stockholders for approval for a longer period of time than would be the case if Ginkgo issued Ginkgo Class A Common Stock rather than Ginkgo Class C Common Stock in such transactions. For information regarding Ginkgo’s capital structure and Ginkgo’s stockholders, see “Information About Ginkgo—Description of Ginkgo’s Capital Stock” and “—Market Information, Stockholders and Dividends of Ginkgo” beginning on pages 271 and 251 of this proxy statement/prospectus.

Ginkgo’s share price may change significantly over time, and you may not be able to resell its common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of Ginkgo Class A Common Stock has been in the past and is likely to continue to be volatile. Such volatility may be, in part, attributable to:

•	future sales of Ginkgo Class A Common Stock or other securities by Ginkgo or its existing stockholders, or the perception of such future sales;

•	results of operations of the company or its competitors that vary from the expectations of securities analysts and investors;

•

changes in expectations as to Ginkgo’s future financial performance and growth, including assessments of its business, prospects, financial estimates and investment recommendations by securities analysts, investors and short sellers;

•	additions or departures of key management personnel or members of the Ginkgo Board;

•	announcements by Ginkgo or its competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	announcements relating to actual or potential civil and non-civil litigation, as well as governmental or regulatory investigations or inquiries;

•	guidance that Ginkgo provide to the public, any changes in this guidance or its failure to meet this guidance;

•	changes in the perception of Ginkgo offerings or the synthetic biology industry more general including changes in regulatory conditions;

•	the development and sustainability of an active trading market for Ginkgo Class A Common Stock;

•	changes in accounting principles;

•	changes in general economic or market conditions or trends in Ginkgo’s industry or markets; and

•	other events or factors, including those resulting from natural disasters, pandemics, epidemics, war (including Russia’s invasion of Ukraine), acts of terrorism or responses to these events.

These factors among others may materially adversely affect the market price of Ginkgo Class A Common Stock, regardless of its actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Ginkgo Class A Common Stock are low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If Ginkgo was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from its business regardless of the outcome of such litigation.

Future sales, or the perception of future sales, by Ginkgo or its stockholders in the public market could cause the market price for its securities to decline.

The sale of Ginkgo’s securities in the public market, including by entities to which we have issued shares in connection with transactions, or the perception that such sales could occur, could harm the prevailing market price of its securities. These sales, or the possibility that these sales may occur, also might make it more difficult for Ginkgo to sell equity securities in the future at a time and at a price that Ginkgo deems appropriate.

As of the consummation of the SRNG Business Combination (as defined below), Ginkgo had a total of approximately 1,959 million shares of common stock outstanding on a fully-diluted basis, consisting of approximately 1,333 million shares of Ginkgo Class A Common Stock and approximately 626 million shares of Ginkgo Class B Common Stock. All shares issued in connection with the SRNG Business Combination are freely tradable without registration under the Securities Act, and without restriction by persons other than its “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including Ginkgo’s directors, executive officers and other affiliates. Of these shares, approximately 631 million shares of common stock outstanding on a fully-diluted basis are subject to a one-year lock-up, which is scheduled to expire on September 16, 2022. In addition to the above, there are up to approximately 206 million shares of common stock that may be earned if the trading price is greater than or equal to the earnout price threshold in the table below for any point in a trading day during 20 trading days in a 30 consecutive trading day period, of which approximately 51.5 million shares were earned as of June 30, 2022. The vast majority of the shares that are part of the earnout will not be subject to lock-up once the earnout conditions are met.

Earnout Price Threshold	Number of Shares Earned
$12.50 (earnout condition has been met)	Approximately 51.5 million
$15.00	Approximately 51.5 million
$17.50	Approximately 51.5 million
$20.00	Approximately 51.5 million

In connection with the SRNG Business Combination, in September 2021, Jason Kelly, Reshma Shetty, Austin Che and Bartholomew Canton were each granted 21,458,317 restricted stock units, pursuant to Founder Equity Grant Agreements dated January 1, 2020. Each named founder agreed to extend the vesting on these restricted stock units and their 4,324,037 restricted stock units granted in 2020 such that these restricted stock units and their associated earnout shares will not fully vest until October 1, 2022, and such vesting is subject to the founder’s continued service at Ginkgo through such date. When those restricted stock units and earnouts vest, if any of such shares are sold into the market (including to cover the income tax obligations associated with this vesting event or otherwise), such sales could harm the prevailing market price of Ginkgo securities.

In addition, the shares of Ginkgo’s common stock reserved for future issuance under its equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The compensation committee of the Ginkgo Board may determine the exact number of shares to be reserved for future issuance under its equity incentive plans at its discretion. Ginkgo is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of Ginkgo Class A Common Stock or securities convertible into or exchangeable for shares of Ginkgo Class A Common Stock issued pursuant to its equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

Short sellers may engage in manipulative activity intended to drive down the market price of Ginkgo Class A Common Stock, which could also result in related regulatory and governmental scrutiny, among other effects.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of later buying lower priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller of Ginkgo Class A Common Stock for the price to decline. At any time, short sellers may publish, or arrange for the publication of, opinions or characterizations that are intended to create negative market momentum. Issuers, like Ginkgo, whose securities have historically had limited trading history or volumes and/or have been susceptible to relatively high volatility levels can be vulnerable to such short seller attacks. Short selling reports can cause increased volatility in an issuer’s stock price, and result in regulatory and governmental inquiries. On October 6, 2021, such a report was published about Ginkgo. Shortly after, Ginkgo received a preliminary and informal inquiry from the DOJ related to such report. Any related inquiry or formal investigation from a governmental organization or other regulatory body, including any inquiry from the SEC, could result in a material diversion of Ginkgo’s management’s time and could have a material adverse effect on its business and results of operations.

The Ginkgo Charter authorizes a large number of shares of Ginkgo Class B Common Stock for issuance in the future. The future issuance of shares of Ginkgo Class B Common Stock may have the effect of further concentrating voting power with its employees and other Class B stockholders, and could have an adverse effect on the trading price of Ginkgo Class A Common Stock.

Under the Ginkgo Charter, Ginkgo is authorized to issue 4,500,000,000 shares of Ginkgo Class B Common Stock, which are entitled to ten votes per share. Ginkgo currently intends to issue additional shares of Ginkgo Class B Common Stock in the future to existing and newly hired employees pursuant to its equity compensation plans. Ginkgo’s authorized but unissued shares of Ginkgo Class B Common Stock are available for issuance to Class B Eligible Holders with the approval of the Ginkgo Board without stockholder approval, except as may be required by the listing rules of the NYSE. In addition, Ginkgo’s authorized but unissued shares of Ginkgo Class B Common Stock are available for issuance to persons other than Class B Eligible Holders only with the approval of a majority of its directors elected by the holders of Ginkgo Class B Common Stock, voting separately as a class. If Ginkgo issues additional shares of Ginkgo Class B Common Stock in the future, holders of shares of Ginkgo Class A Common Stock, which are entitled to one vote per share, will experience disproportionate voting power dilution relative to economic dilution, and the holders of Ginkgo Class B Common Stock may be able to significantly influence the outcome of matters submitted to Ginkgo stockholders for approval for a longer period of time than would be the case if Ginkgo issued shares of Ginkgo Class A Common Stock.

See “Risk Factors—Risks Relating to Ginkgo’s Common Stock, Organizational Structure and Governance—Only Ginkgo’s employees and directors are entitled to hold shares of Ginkgo Class B Common Stock (including shares of Ginkgo Class B Common Stock granted or otherwise issued to Ginkgo’s employees and directors in the future), which shares have ten votes per share. This limits or precludes other stockholders’ ability to influence the outcome of matters submitted to stockholders for approval, including the election of directors, the approval of certain employee compensation plans, the adoption of certain amendments to Ginkgo’s organizational documents and the approval of any merger, consolidation, sale of all or substantially all of its assets or other major corporate transaction requiring stockholder approval.”

Under the Ginkgo Charter, Ginkgo is authorized to issue 800,000,000 shares of Ginkgo Class C Common Stock, which have no voting rights (except as otherwise expressly provided in the Charter or required by applicable law). Outstanding Ginkgo Class C Common Stock may have the effect of extending voting power in Ginkgo Class B Common Stock, and may discourage potential acquisitions of its business and could have an adverse effect on the trading price of Ginkgo Class A Common Stock.

Under the Ginkgo Charter, Ginkgo is authorized to issue 800,000,000 shares of Ginkgo Class C Common Stock, which have no voting rights (except as required by law). Ginkgo Class C Common Stock may be used for a variety of corporate purposes, including financings, acquisitions and investments. Ginkgo’s authorized but unissued shares of Ginkgo Class C Common Stock are available for issuance with the approval of the Ginkgo Board without stockholder approval, except as may be required by the Listing Rules of the NYSE. Because the Ginkgo Class C Common Stock carries no voting rights (except as otherwise expressly provided in the Ginkgo Charter or required by applicable law), is not convertible into any other capital stock, and is not listed for trading on an exchange or registered for sale with the SEC, shares of Ginkgo Class C Common Stock may be less liquid and less attractive to any future recipients of these shares than shares of Ginkgo Class A Common Stock, although Ginkgo may seek to list the Ginkgo Class C Common Stock for trading and register shares of Ginkgo Class C Common Stock for sale in the future. In addition, because Ginkgo Class C Common Stock has no voting rights (except as otherwise expressly provided in the Ginkgo Charter or required by applicable law), the holders of Ginkgo Class B Common Stock may be able to significantly influence the outcome of matters submitted to Ginkgo’s stockholders for approval for a longer period of time than would be the case if Ginkgo issued Ginkgo Class A Common Stock rather than Ginkgo Class C Common Stock in such transactions. In addition, further issuances of Ginkgo Class C Common Stock would have a dilutive effect on the economic interests of Ginkgo Class A Common Stock and Ginkgo Class B Common Stock. Any such issuance could also cause the trading price of Ginkgo Class A Common Stock to decline.

Ginkgo cannot predict the effect the multi-class structure of its common stock may have on the trading price of Ginkgo Class A Common Stock.

The holding of low-voting stock, such as Ginkgo Class A Common Stock, may not be permitted by the investment policies of certain institutional investors or may be less attractive to the portfolio managers of certain institutional investors. In addition, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, S&P Dow Jones announced that they would cease to allow most newly public companies with dual- or multi-class capital structures to be included in their indices. Affected indices include the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, Ginkgo’s multi-class capital structure would make Ginkgo Class A Common Stock ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in its common stock. These policies may depress Ginkgo’s valuation compared to those of other similar companies that are included. Because of Ginkgo’s multi-class stock structure, Ginkgo Class A Common Stock will likely continue to be excluded from certain of these indices, and Ginkgo cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds in Ginkgo Class A Common Stock and could make shares of Ginkgo Class A Common Stock less attractive to other investors. As a result, the trading price of shares of Ginkgo Class A Common Stock could be adversely affected.

Ginkgo’s focus on the long-term best interests of its company and its consideration of all of its stakeholders, including Ginkgo’s stockholders, workforce, customers, suppliers, academic researchers, governments, communities and other stakeholders that it may identify from time to time, may conflict with short-term or medium-term financial interests and business performance, which may adversely impact the value of Ginkgo Class A Common Stock.

Ginkgo believes that focusing on the long-term best interests of the company and its consideration of all of its stakeholders, including its stockholders, workforce, customers, suppliers, academic researchers, governments, communities and other stakeholders Ginkgo may identify from time to time, is essential to the long-term success of the company and to long-term stockholder value. Therefore, Ginkgo has made decisions, and may in the future make decisions, that it believes are in the long-term best interests of the company and its stockholders, even if such decisions may negatively impact the short- or medium-term performance of its business, results of operations, and financial condition or the short- or medium-term performance of Ginkgo Class A Common Stock. Ginkgo’s commitment to pursuing long-term value for the company and its stockholders, potentially at the expense of short- or medium-term performance, may materially adversely affect the trading price of Ginkgo Class A Common Stock, including by making owning Ginkgo Class A Common Stock less appealing to investors who are focused on returns over a shorter time horizon. Ginkgo’s decisions and actions in pursuit of long-term success and long-term stockholder value, which may include its multi-class stock structure, making investments in R&D and its employees, and investing in and introducing new products and services, may not result in the long-term benefits that Ginkgo expects, in which case its business, results of operations and financial condition, as well as the trading price of Ginkgo Class A Common Stock, could be materially adversely affected.

The Ginkgo Bylaws provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

The Ginkgo Bylaws provides unless the combined company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the combined company, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of the combined company to the combined company or any of the combined company’s stockholders, or any claim for aiding and abetting such an alleged breach, (c) any action governed by the “internal affairs doctrine” or arising pursuant to any provision of the Ginkgo Bylaws or the Ginkgo Charter, or to interpret, apply, enforce or determine the validity of the Ginkgo Bylaws or the Ginkgo Charter, or (d) any action asserting a claim against the combined company or any current or former director, officer, employee, agent or stockholder of the combined company (i) arising pursuant to any provision of the DGCL or (ii) as to which the DGCL confers jurisdiction on the Court of Chancery. The exclusive forum provision in the Ginkgo Bylaws will not relieve the combined company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and stockholders of the combined company will not be deemed to have waived the combined company’s compliance with these laws, rules and regulations.

This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the combined company or its directors, officers or other employees, which may discourage lawsuits against the combined company and its directors, officers and other employees. In addition, stockholders who do bring a claim in the Court of Chancery of the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder would otherwise choose to bring the action, and such judgments or results may be more favorable to the combined company than to its stockholders. However, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings. If a court were to find the exclusive forum provision contained in the Ginkgo Charter to be inapplicable or unenforceable in an action, the combined company might incur additional costs associated with resolving such action in other jurisdictions.

Additional Risks Related to Ginkgo and Zymergen

Ginkgo’s and Zymergen’s businesses are and will be subject to the risks described above. See “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus and “Incorporation of Certain Information by Reference” beginning on page 317 of this proxy statement/prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, and the documents to which Zymergen refer you to in this proxy statement/prospectus, as well as oral statements made or to be made by Zymergen and Ginkgo, may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the Merger and Ginkgo’s or Zymergen’s expected financial condition, results of operations and business performance, including without limitation, any forecasts, financial projections and descriptions of anticipated cost savings or other synergies or expected benefits of the Merger, are forward-looking statements. These statements are based on management’s current expectations, assumptions, estimates and beliefs. While Ginkgo and Zymergen believe these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	failure of Zymergen to obtain stockholder approval as required for the Merger;

•	failure to satisfy the conditions to the closing of the Merger;

•	unexpected costs, liabilities or delays in connection with or with respect to the Merger;

•	the effect of the announcement of the Merger on the ability of Zymergen or Ginkgo to retain and hire key personnel;

•

business relationships with customers, suppliers and others with whom Zymergen or Ginkgo does business, or on Zymergen’s or Ginkgo’s operating results, market price of common stock, and business generally;

•	potential legal proceedings relating to the Merger and the outcome of any such legal proceeding;

•	the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any;

•	of the anticipated benefits of the Merger, or the risk that the anticipated benefits of the Merger may not be fully realized or take longer to realize than expected;

•	the effect of general economic and market conditions;

•	competitive pressures in the markets in which Zymergen and Ginkgo operate;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; and

•	other risks to the consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all.

For additional information about risks and uncertainties that may cause actual results of the transaction to differ materially from those described, please refer to Zymergen’s reports filed with the SEC, including without limitation the “Risk Factors” and/or other information included in such reports. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The forward-looking statements in this proxy statement/prospectus speak only as of the date of this proxy statement/prospectus. Except as required by law, Ginkgo and Zymergen assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

THE COMPANIES

Information about Zymergen

Zymergen partners with nature to design, develop and commercialize microbes, molecules, and materials for diverse end markets. The platform revolves around three key capabilities: the collection of accessible biomolecules, the software and data science technology and the data driven microbe optimization processes. Zymergen has one of the world’s largest collections of accessible biomolecules. This physical and DNA sequence database has within it the potential to create hundreds of thousands of small molecules, millions of natural products and hundreds of millions of proteins.

Zymergen Common Stock is listed on Nasdaq under the symbol “ZY.”

Zymergen’s current contact information is as follows:

Zymergen Inc.

5959 Horton Street, Suite 700

Emeryville, CA 94608

Telephone: (415) 801-8073

Additional information about Zymergen and its subsidiaries is included in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus and “Incorporation of Certain Information by Reference beginning on page 317 of this proxy statement/prospectus.

Information about Ginkgo

Ginkgo is building a platform to enable customers to program cells as easily as we can program computers. Ginkgo’s platform is enabling biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo has also actively supported a number of COVID-19 response efforts, including K-12 pooled testing, vaccine manufacturing optimization and therapeutics discovery.

Ginkgo Class A Common Stock is listed on the NYSE under the symbol “DNA.”

Ginkgo’s current contact information is as follows:

Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue, 8th Floor

Boston, MA 02210

Telephone: (877) 422-5362

Additional information about Ginkgo and its subsidiaries can be found under “Information about Ginkgo” beginning on page 166 of this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus for information on how you can view reports and other documents filed with the SEC by Ginkgo. Such filed information does not form a part of this proxy statement/prospectus.

Information about Merger Sub

Merger Sub, a Delaware corporation and an indirect wholly owned subsidiary of Ginkgo, was organized solely for the purpose of entering into the Merger Agreement and completing the Merger and other transactions contemplated by the Merger Agreement. Merger Sub has not conducted any business operations other than in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Merger Sub will cease to exist, with Zymergen surviving the Merger as an indirect wholly owned subsidiary of Ginkgo under the name “Zymergen Inc.”

Merger Sub’s current contact information is as follows:

Pepper Merger Subsidiary Inc.

c/o Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue, 8th Floor

Boston, MA 02210

Telephone: (877) 422-5362

THE SPECIAL MEETING

This proxy statement/prospectus is being provided to Zymergen stockholders as part of a solicitation of proxies by the Zymergen Board for use at the Special Meeting. This proxy statement/prospectus contains important information regarding the Special Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

This proxy statement/prospectus is being first mailed on or about September 14, 2022 to all stockholders of record of Zymergen Common Stock as of the Record Date. If you hold your shares of Zymergen Common Stock through a broker, bank or other nominee, this proxy statement/prospectus is being forwarded to you by such broker, bank or other nominee.

Date, Time and Place of the Special Meeting	The Special Meeting will be held at 11:00 a.m. Pacific Daylight Time, on October 17, 2022 via the Internet at www.virtualshareholdermeeting.com/ZY2022SM.

Proposals at the Special Meeting	At the Special Meeting, Zymergen stockholders will be asked to vote on the following proposals: Proposal 1—Merger Proposal. To adopt the Merger Agreement.
Proposal 2—Adjournment Proposal. To approve adjournments of the Special Meeting, if necessary or appropriate, to solicit additional proxies if sufficient votes to approve the Merger Proposal have not been obtained by Zymergen.
Recommendation of the Zymergen Board	At a meeting of the Zymergen Board held on July 23, 2022, the Zymergen Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable, fair and in the best interests of Zymergen, the stockholders of Zymergen, those materially affected by Zymergen’s conduct, and the public benefit purpose of Zymergen; (ii) declared it advisable to enter into the Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth therein; (iii) approved the execution and delivery of the Merger Agreement by Zymergen, the performance by Zymergen of its covenants and other obligations under the Merger Agreement, and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth therein; (iv) agreed that the Merger, upon the terms, and subject to the conditions, contained therein was authorized and approved in accordance with the requirements of the DGCL; and (v) resolved to recommend that the stockholders of Zymergen adopt the Merger Agreement in accordance with the DGCL.
The Zymergen Board unanimously recommends that you vote “FOR” each of the Merger Proposal and the Adjournment Proposal.
Shares Entitled to Vote	Stockholders who owned Zymergen Common Stock at the close of business on the Record Date are entitled to receive notice of, attend and vote at the Special Meeting. On the Record Date, there were 104,355,336 shares of Zymergen Common Stock outstanding and entitled to vote at the Special Meeting. As a Zymergen stockholder on the Record Date, you have a right to vote on certain matters affecting Zymergen. The proposals that will be presented at the Special Meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. Each share of Zymergen Common Stock that you owned at the close of business on the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in “street name” through a broker, bank or other nominee, entitles you to one vote on each proposal to be presented at the Special Meeting.
Quorum Requirement	A quorum of outstanding shares of Zymergen Common Stock is necessary to take action at the Special Meeting. Holders of a majority of the outstanding shares of Zymergen Common

Stock entitled to vote as of the Record Date must be present, in person, by remote communication, if applicable, or by proxy, at the Special Meeting to constitute a quorum and to conduct business at the Special Meeting. Your shares are counted as present if you attend the Special Meeting in person or by remote communication, if applicable, or properly submit a proxy by telephone, over the Internet or mail. The inspector of election will treat abstentions as present for purposes of determining the presence of a quorum. If you hold your shares of Zymergen Common Stock in “street name” and you fail to give voting instructions to your broker, bank or other nominee, your shares will not be considered present for purposes of determining the presence of a quorum to transact business at the Special Meeting.

Votes Required for the Proposals; Effect of Abstentions and Failure to Vote	Proposal 1—Merger Proposal. Approval requires the affirmative vote of a majority of the outstanding shares of Zymergen Common Stock. Abstentions will have the same effect as a vote against the Merger Proposal. In addition, if you do not submit a valid proxy or attend the Special Meeting to vote your shares of Zymergen Common Stock in person or if you hold your shares of Zymergen Common Stock in “street name” and fail to instruct your broker, bank or other nominee how to vote your shares, it will have the same effect as a vote against the Merger Proposal.
Proposal 2—Adjournment Proposal. Approval requires the affirmative vote of a majority of the shares of Zymergen Common Stock present at the Special Meeting in person, by remote communication, if applicable, or by proxy. Abstentions will have the same effect as a vote against the Adjournment Proposal. If you do not submit a valid proxy or attend the Special Meeting to vote your shares of Zymergen Common Stock in person or if you hold your shares of Zymergen Common Stock in “street name” and fail to instruct your broker, bank or other nominee how to vote your shares, your shares will not be counted in determining the outcome of the Adjournment Proposal.
Methods of Voting—Stockholders of Record	If you are a Zymergen stockholder of record, you may submit a proxy by mail, by telephone or over the Internet to instruct the Voting of your shares of Zymergen Common Stock at the Special Meeting or you may vote your shares of Zymergen Common Stock at the Special Meeting. Proxies submitted by mail, by telephone or over the Internet must be received by 11:59 p.m., Eastern Time, on October 16, 2022 to be counted.

•  To vote during the virtual Special Meeting, go to www.virtualshareholdermeeting.com/ZY2022SM to vote your shares. You will need the 16-digit control number which appears on your proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials.

•  To vote using the proxy card, simply complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If you return your signed proxy card to us before the Special Meeting, we will vote your shares as you direct.

•  To vote over the telephone before the Special Meeting, dial toll-free 1-800-690-6903 using a phone and follow the recorded instructions. You will be asked to provide the company number and control number which appears on your proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials.

•  To vote through the Internet before the Special Meeting, go to http://www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number which appears on your proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials.

If you are a Zymergen stockholder of record and you sign and return your proxy card(s) without indicating how to vote on any particular proposal, the shares of Zymergen Common Stock represented by your proxy card(s) will be counted as present for purposes of determining the presence of a quorum at the Special Meeting and will be voted “FOR” that proposal.

We encourage you to submit a proxy by telephone, over the Internet or by signing and returning the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting.
Methods of Voting—Beneficial Owners	If your shares of Zymergen Common Stock are held in an account at a broker, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares to be able to vote in person at the Special Meeting.
Attending the Special Meeting	The live audio webcast of the virtual Special Meeting will begin promptly at 11:00 a.m. Pacific Time. Online access to the webcast will open approximately 15 minutes prior to the start of the virtual Special Meeting to allow time for our stockholders to log in and test their devices’ audio systems. We encourage our stockholders to access the virtual Special Meeting in advance of the designated start time. If you encounter any difficulties accessing the webcast, please call the technical support number that will be posted on the virtual Special Meeting login page. To attend the virtual Special Meeting, stockholders will need to log into www.virtualshareholdermeeting.com/ZY2022SM using the 16-digit control number on the proxy card or the instructions that accompanied your proxy materials. Beneficial shareholders who did not receive a 16-digit control number from their broker, bank or other nominee, who wish to attend the meeting should follow the instructions from their broker, bank or other nominee, including any requirement to obtain a legal proxy.

Voting Instructions

If you are a stockholder of record of Zymergen Common Stock and return a signed proxy card but do not provide specific voting instructions, your shares will be voted on the proposals as follows:

“FOR” the Merger Proposal; and

“FOR” the Adjournment Proposal.

Shares Held in “Street Name”	In general, if your shares of Zymergen Common Stock are held in “street name” and you do not instruct your broker how to vote your shares, your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters.
Because none of the proposals voted on at the Special Meeting are routine matters, Zymergen does not expect any broker non-votes at the Special Meeting. As a result, if you hold your Zymergen Common Stock in street name, and you fail to give voting instructions to your broker, bank or other nominee, your broker, bank or other nominee may not submit or vote your shares of Zymergen Common Stock for any purpose at the Special Meeting, which will have the same effect as (1) a vote against the Merger Proposal and (2) no effect on the Adjournment Proposal.
Revoking Your Proxy

Stockholder of Record: Shares Registered in Your Name

If you are a Zymergen stockholder of record, you may revoke your proxy at any time before the final vote at the Special Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

•  You may submit another properly completed proxy card with a later date.

• You may grant a subsequent proxy by telephone or through the Internet.
• You may send a timely written notice that you are revoking your proxy to Zymergen’s Secretary prior to or at the virtual Special Meeting.
• You may attend the virtual Special Meeting and vote by following the instructions described above. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or interest proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee.

Solicitation of Proxies	Zymergen will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. We have hired MacKenzie Partners, Inc. to assist in the distribution and solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger or via the Internet. In addition to MacKenzie Partners, Inc.’s estimated proxy solicitation fee of $15,000 plus reasonable out-of-pocket expenses for this service, we will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to Zymergen stockholders. Directors, officers and employees of Zymergen may also solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees of Zymergen will not be paid any additional compensation for soliciting proxies.
Adjournments	Although it is not currently expected, the Special Meeting may be adjourned for the purpose of soliciting additional proxies if Zymergen has not received sufficient proxies to constitute the presence of a quorum or sufficient votes for approval of the Merger Proposal. The chairperson of the Special Meeting may also adjourn the Special Meeting whether or not a quorum is present, the Special Meeting may be adjourned if sufficient votes are cast in favor of the Adjournment Proposal. Pursuant to the Zymergen Bylaws, notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which adjournment is taken. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Zymergen stockholder of record entitled to vote at such adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the Special Meeting. If the Special Meeting is adjourned, Zymergen stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.
Stockholder List	A list of Zymergen stockholders entitled to vote at the Special Meeting will be available for inspection at Zymergen’s principal executive offices, located at 5959 Horton Street, Suite 700, Emeryville, CA 94608, at least 10 days prior to the date of the Special Meeting for any purpose germane to the Special Meeting, during ordinary business hours. The list will also be available during the Special Meeting for inspection by any Zymergen stockholder through the meeting website at www.virtualshareholdermeeting.com/ZY2022SM.
Appraisal Rights	Because Zymergen Common Stock is listed on Nasdaq, and the Merger Consideration consists of only shares of Ginkgo Class A Common Stock, which will be listed on the NYSE, and cash in lieu of fractional shares, holders of Zymergen Common Stock will not be entitled to appraisal rights in the Merger with respect to their shares of Zymergen Common Stock under Section 262 of the DGCL.

BENEFICIAL STOCK OWNERSHIP OF GINKGO DIRECTORS, EXECUTIVE OFFICERS

AND CERTAIN HOLDERS OF GINKGO COMMON STOCK

The following table sets forth information known to Ginkgo regarding the beneficial ownership of Ginkgo Class A Common Stock and Ginkgo Class B Common Stock as of August 31, 2022 (unless otherwise specified) by:

•	each person who is a named executive officer or director of Ginkgo;

•	all executive officers and directors of Ginkgo as a group; and

•	each person who is a beneficial owner of more than 5% of Ginkgo Class A Common Stock or Ginkgo Class B Common Stock.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Ginkgo Common Stock (as defined below in the section entitled “Information About Ginkgo—Description of Ginkgo’s Capital Stock” beginning on page 271) issuable upon exercise of options and warrants currently exercisable within 60 days are deemed outstanding solely for purposes of calculating the percentage of total voting power of the beneficial owner thereof. Unless otherwise indicated, Ginkgo believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

The beneficial ownership of Ginkgo Common Stock is based on 1,191,989,401 shares of Ginkgo Class A Common Stock and 395,331,225 shares of Ginkgo Class B Common Stock issued and outstanding as of August 31, 2022.

	Class A Common Stock		Class B Common Stock		% of Total Voting Power**
Name of Beneficial Owner	Shares	%	Shares	%	%
Directors and Executive Officers of Ginkgo
Jason Kelly(1)	—	—	108,213,460	27.4%	21.0%
Reshma Shetty(2)	—	—	191,624,084	48.5%	37.2%
Mark Dmytruk(3)	—	—	674,494	*	*
Arie Belldegrun(4)	589,662	*	—	—	*
Marijn Dekkers(5)	7,972,951	*	—	—	*
Christian Henry(6)	1,376,864	*	—	—	*
Reshma Kewalramani(7)	70,921	*	—	—	*
Shyam Sankar(8)	1,331,874	*	—	—	*
Harry E. Sloan(9)	70,921	*	—	—	*
Kathy Hopinkah Hannan(10)	61,986	*	—	—	*

All Directors and Executive Officers of Ginkgo as a Group (10 individuals)	11,475,179	1.0%	300,512,038	75.8%	58.6%

5% Beneficial Owners of Ginkgo
Entities affiliated with Anchorage Capital Group(11)	69,208,354	5.8%	—	—	1.3%
Bartholomew Canton(12)	—	—	191,624,084	48.5%	37.2%
Austin Che(13)	—	—	108,703,220	27.5%	21.1%
Entities affiliated with Baillie Gifford & Co.(14)	167,752,680	14.1%	—	—	3.3%
Cascade Investment, L.L.C.(15)	151,865,481	12.7%	—	—	3.0%
General Atlantic (GK), L.P.(16)	111,566,297	9.4%	—	—	2.2%
Thomas Knight(17)	66,110,869	5.5%	8,972,183	2.3%	3.0%
Senator Global Opportunity Master Fund LP(18)	76,595,199	6.4%	—	—	1.5%
Viking Global Investors LP(19)	115,084,128	9.7%	—	—	2.2%

*	Less than one percent.

**

Percentage of total voting power represents voting power with respect to all shares of Ginkgo Class A Common Stock and Ginkgo Class B Common Stock, as a single class. Each share of Ginkgo Class B Common Stock is entitled to 10 votes per share and each share of Ginkgo Class A Common Stock is entitled to one vote per share. For more information about the voting rights of Ginkgo Common Stock, see “Information about Ginkgo—Description of Ginkgo’s Capital Stock” beginning on page 271 of this proxy statement/prospectus.

(1)

Consists of (a) 96,485,403 shares of Ginkgo Class B Common Stock held by Dr. Kelly and (b) 11,728,057 shares of Ginkgo Class B Common Stock held by The Kelly 2016 Grantor Retained Annuity Trust, over which Dr. Kelly has sole voting and dispositive power.

(2)

Consists of (a) 28,876,151 shares of Ginkgo Class B Common Stock held by Dr. Shetty, (b) 70,389,783 shares of Ginkgo Class B Common Stock held by The Reshma Padmini Shetty Revocable Living Trust—2014, over which Dr. Shetty has sole voting and dispositive power, (c) 8,245,491 shares of Ginkgo Class B Common Stock held by The Reshma Padmini Shetty 2021 Grantor Retained Annuity Trust, over which Dr. Shetty has sole voting and dispositive power, (d) 2,583,588 shares of Ginkgo Class B Common Stock held by a family trust, and (e) 81,529,071 shares of Ginkgo Class B Common Stock beneficially owned by Dr. Shetty’s spouse, as reported in footnote (5) below. The voting and dispositive power over the shares held by the family trust are held by three or more individuals acting by majority approval and therefore none of the individuals is deemed a beneficial owner of the shares held by such trust.

(3)	Consists of (a) 674,494 shares of Ginkgo Class B Common Stock held by Mr. Dmytruk.
(4)

Consists of (a) 89,662 shares of Ginkgo Class A Common Stock held directly by Dr. Belldegrun and (b) 500,000 shares of Ginkgo Class A Common Stock held by Bellco Legacy LLC. Bellco Legacy LLC is owned and managed by trusts controlled by Dr. Belldegrun.

(5)

Consists of (a) 2,192,587 shares of Ginkgo Class A Common Stock held by Dr. Dekkers and (b) 5,780,364 shares of Ginkgo Class A Common Stock held by Novalis LifeSciences Investments I, L.P. (“Novalis LifeSciences”). Dr. Dekkers, the Manager of the general partner of Novalis LifeSciences, has sole voting and dispositive power over the shares held by Novalis LifeSciences and, as a result, may be deemed to share beneficial ownership of the shares held by Novalis LifeSciences. The address for this stockholder is 1 Liberty Lane, Suite 100, Hampton, NH 03842.

(6)	Consists of 376,864 shares of Ginkgo Class A Common Stock held by Mr. Henry.
(7)	Consists of 70,921 shares of Ginkgo Class A Common Stock held by Dr. Kewalramani.
(8)	Consists of 1,331,874 shares of Ginkgo Class A Common Stock held by Mr. Sankar.
(9)	Consists of 70,921 shares of Ginkgo Class A Common Stock held by Mr. Sloan.
(10)	Consists of 61,986 shares of Ginkgo Class A Common Stock held by Dr. Hannan.
(11)

Consists of (a) 34,454,177 shares of Ginkgo Class A Common Stock held by Anchorage Illiquid Opportunities Master VI (A), L.P. and (b) 34,454,177 shares of Ginkgo Class A Common Stock held by Anchorage Illiquid Opportunities Offshore Master V, L.P. (c) 250,000 shares of Ginkgo Class A Common Stock held for the account of ACMO (d) 50,000 Shares the Reporting Persons have the right to acquire upon exercise of warrants held for the account of ACMO Anchorage Advisors Management, L.L.C. is the sole managing member of Anchorage Capital Group, L.L.C. (“Anchorage”), which in turn is the investment manager of AIOM VI and AIOM V. Mr. Kevin Ulrich is the Chief Executive Officer of Anchorage and the senior managing member of Anchorage Advisors Management, L.L.C. As such, each of the foregoing persons may be deemed to have voting and dispositive power over the shares held by AIOM VI and AIOM V. Each of the foregoing persons disclaims beneficial ownership of the shares held by AIOM VI and AIOM V, except of any pecuniary interests therein. The address for these stockholders is 610 Broadway, 6th Floor, New York, NY 10012. Data was obtained from 13G/A that was filed with the Securities and Exchange Commission on February 14, 2022.

(12)

Consists of (a) 28,876,151 shares of Ginkgo Class B Common Stock held by Dr. Canton, (b) 70,389,783 shares of Ginkgo Class B Common Stock held by The Bartholomew Canton Revocable Living Trust—2014, over which Dr. Canton has sole voting and dispositive power, (c) 8,245,491 shares of Ginkgo Class B Common Stock held by The Bartholomew Canton 2021 Grantor Retained Annuity Trust, over which Dr. Canton has sole voting and dispositive power, (d) 2,583,588 shares of Ginkgo Class B Common Stock held by a family trust, and (e) 81,529,071 shares of Ginkgo Class B Common Stock held by Dr. Canton’s spouse as reported in footnote (2) above. The voting and dispositive power over the shares held by the family trust are held by three or more individuals acting by majority approval and therefore none of the individuals is deemed a beneficial owner of the shares held by such trust.
(13)

Consists of (a) 28,876,151 shares of Ginkgo Class B Common Stock held by Dr. Che, (b) 78,927,069 shares of Ginkgo Class B Common Stock held by Austin Che Revocable Trust, over which Dr. Che has sole voting and dispositive power and (c) 900,000 shares of Ginkgo Class B Common Stock held by a family trust.

(14)

Consists of shares of Ginkgo Class A Common Stock. All shares of Ginkgo Class A Common Stock are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. Securities representing more than 5% of the class are held on behalf of Scottish Mortgage Investment Trust PLC, a close-ended investment trust which is managed by Baillie Gifford & Co. Limited, a wholly owned subsdiary of Baillie Gifford & Co. The address for these stockholders is c/o Baillie Gifford & Co, Calton Square 1 Greenside Row. Edinburgh Scotland, UK EH1 3AN. Data was obtained from 13G/A that was filed with the Securities and Exchange Commission on April 6, 2022.

(15)

Consists of shares of Ginkgo Class A Common Stock. All shares of Ginkgo Class A Common Stock to be held by Cascade Investment, L.L.C. following the Business Combination Closing may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade, L.L.C. The address for this stockholder is 2365 Carillon Point, Kirkland, WA 98033. Data was obtained from 13G/A that was filed with the Securities and Exchange Commission on September 24, 2021.

(16)

Consists of shares of Ginkgo Class A Common Stock. The limited partners that share beneficial ownership of the shares held by General Atlantic (GK), L.P., General Atlantic Partners 100, L.P. (“GAP 100”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”) are collectively referred to as the “GA Funds”. The address of GA LP, GAP 100, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA GenPar, GA SPV and GA GK is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The address of GAP Bermuda EU, GenPar Bermuda and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The general partner of GA GK is General Atlantic (SPV) GP, LLC (“GA SPV”). The general partner of GAP 100 is ultimately controlled by General Atlantic, L.P. (“GA LP”), which is controlled by the Management Committee of GASC MGP, LLC (the “Management Committee”). The general partner of GAP Bermuda EU is ultimately controlled by GAP (Bermuda) L.P. (“GAP Bermuda”), which is also controlled by the Management Committee. GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and is the sole member of GA SPV. There are nine members of the Management Committee. GA GK, GA LP, GASC MGP, LLC, GAP Bermuda, GA SPV and the GA Funds. The GA Funds share beneficial ownership of the shares of Ginkgo Class A Common Stock held by GA GK. The general partner of GA GK is GA SPV. The general partner of GAP 100 is GA GenPar. The general partner of GAP Bermuda EU is GenPar Bermuda. GA LP, which is controlled by the Management Committee of GASC MGP, LLC (the “GA Management Committee”), is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and GA GenPar, and the sole member of GA SPV. The general partner of GenPar Bermuda is GAP Bermuda, which is also controlled by the GA Management Committee. There are nine members of the GA Management Committee. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record. Each of the members of the GA Management Committee disclaims ownership of the shares of Ginkgo Class A Common Stock reported herein except to the extent he or she has a pecuniary interest therein. Data was obtained from 13G/A that was filed with the Securities and Exchange Commission on February 11, 2022.

(17)

Consists of (a) 9,182,067 shares of Ginkgo Class A Common Stock held of record by the Reporting Person; (b) 8,972,183 shares of Ginkgo Class B Common Stock, $0.0001 per share, of Ginkgo (the “Class B Common Stock”) held of record by the Reporting Person; (c) 6,995,255 shares of Ginkgo Class A Common Stock held of record by the Knight Family Trust dated August 20, 2019; (d) 47,423,785 shares of Ginkgo Class A Common Stock held of record by the Thomas F. Knight, Jr., Trustee of The Thomas F. Knight Jr.

Grantor Retained Annuity Trust or his/her successor in trust; and (e) 2,509,762 shares of Ginkgo Class A Common Stock held of record by the Thomas F. Knight Jr. Grantor Retained Annuity Trust (2) dated December 16, 2020. The Reporting Person serves as co-trustee for the Thomas F. Knight, Jr., Trustee of The Thomas F. Knight Jr. Grantor Retained Annuity Trust or his/her successor in trust and the Thomas F. Knight Jr. Grantor Retained Annuity Trust (2) dated December 16, 2020, and the Reporting Person’s spouse serves as co-trustee for the Knight Family Trust dated August 20, 2019. As such, the Reporting Person may be deemed to share beneficial ownership over the shares held of record by each of the trusts. The shares of Ginkgo Class B Common Stock may be redeemed by the holder at any time for shares of Ginkgo Class A Common Stock on a one-to-one basis.
(18)

Consists of shares of Ginkgo Class A Common Stock. The address for this stockholder is 510 Madison Avenue, 28th Floor, New York, NY 10022. Senator Investment Group LP (“Senator”), is investment manager of the stockholder, Senator Global Opportunity Master Fund LP, and may be deemed to have voting and dispositive power with respect to the shares. The general partner of Senator is Senator Management LLC (the “Senator GP”). Douglas Silverman controls Senator GP, and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by this stockholder. Mr. Silverman disclaims beneficial ownership of the shares held by the stockholder. Data was obtained from 13G/A that was filed with the Securities and Exchange Commission on February 10, 2022.

(19)

Consists of (a) 115,084,128 shares of Ginkgo Class A Common Stock held by Viking Global Investors LP (“VGI”), Viking Global Opportunities Parent GP LLC (“Opportunities Parent”), Viking Global Opportunities GP LLC (“Opportunities GP”), Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”), Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”), O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the “Reporting Persons”).(b) 27,084,128 shares of Ginkgo Class A Common Stock directly and beneficially owned by VGOP that remain subject to forfeiture to the extent certain price targets are not satisfied and (c) 88,000,000 shares of Ginkgo Class A Common Stock that will be issued to VGOP in exchange for an equivalent quantity of Ginkgo Class C Common Stock. The address for these stockholders is 55 Railroad Avenue, Greenwich, Connecticut 06830. Data was obtained from 13G that was filed with the Securities and Exchange Commission on July 1, 2022.

BENEFICIAL STOCK OWNERSHIP OF ZYMERGEN DIRECTORS, EXECUTIVE OFFICERS

AND CERTAIN HOLDERS OF ZYMERGEN COMMON STOCK

The following table sets forth information regarding the beneficial ownership of Zymergen common stock by:

•	each person or group of affiliated persons known by Zymergen to be the beneficial owner of more than 5% of Zymergen capital stock;

•	each of Zymergen’s named executive officers;

•	each of Zymergen’s directors; and

•	all of Zymergen’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, Zymergen’s calculation of the percentage of beneficial ownership is based on shares owned and shares of Zymergen common stock outstanding at August 31, 2022. Common stock issuable upon exercise or conversion of options, warrants or other rights to acquire common stock that are currently exercisable or convertible, or exercisable or convertible within 60 days of August 31, 2022 are deemed to be outstanding and beneficially owned by the holder for the purpose of computing share and percentage ownership of that holder, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to the table below, and subject to community property laws where applicable, Zymergen believes the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Zymergen Inc., 5959 Horton Street, Suite 700, Emeryville, CA 94608.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percent
Named Executive Officers and Directors
Enakshi Singh(1)	392,500	*
Steven Chu(2)	165,666	*
Jay Flatley(3)	1,050,574	1.0%
Christine M. Gorjanc(4)	13,527	*
Travis Murdoch(5)	29,697	*
Matthew A. Ocko(6)	7,366,635	7.1%
Sandra E. Peterson(7)	163,566	*
Zach Serber(8)	2,655,695	2.5%
Rohit Sharma(9)	—	—%
Josh Hoffman(10)	2,639,170	2.5%
Jed Dean(11)	1,000	*
Current Executive Officers and Directors as a group (10 persons)	12,206,568	11.5%

Other 5% Stockholders
Entities affiliated with Data Collective II, L.P.(12)	7,366,635	7.1%
Entities affiliated with SVF Excalibur (Cayman) Limited(13)	26,614,219	25.5%
Entities affiliated with True Ventures IV, L.P.(14)	7,278,206	7.0%

*	Represents beneficial ownership of less than one percent (1%).
(1)

Consists of (i) 165,365 shares of common stock held of record by Ms. Singh individually, (ii) 216,718 shares of common stock subject to options exercisable within 60 days of August 31, 2022 and (iii) 10,417 RSUs vesting within 60 days of August 31, 2022.

(2)	Consists of 165,666 shares of common stock subject to options exercisable within 60 days of August 31, 2022.
(3)	Consists of (i) 144,789 shares of common stock held of record by Mr. Flatley individually and (ii) 905,785 shares of common stock subject to options exercisable within 60 days of August 31, 2022.
(4)	Consists of 13,527 shares of common stock subject to options exercisable within 60 days of August 31, 2022.
(5)	Consists of 29,697 of common stock held of record by Dr. Murdoch individually.
(6)

Including shares of common stock held by entities affiliated with Data Collective II, L.P. identified in footnote (11) below. Mr. Ocko is a co-Managing Partner and co-founder of DCVC, and shares voting or dispositive power over the shares held by Data Collective II, L.P. and such entities affiliated with Data Collective II, L.P. identified in footnote (11) below.

(7)	Consists of (i) 69,119 shares of common stock held of record by Ms. Peterson, individually and (ii) 94,447 shares of common stock subject to options exercisable within 60 days of August 31, 2022.
(8)

Consists of (i) 2,461,620 shares of common stock held of record by Dr. Serber, individually and in trusts in the name of his children as follows: (a) 2,358,610 to Dr. Serber individually and (b) 40,000 shares to Kathleen P. Murray as custodian for Ithaka Serber under the California Uniform Transfer to Minors Act and (c) 40,000 shares to Rorik Serber 2021 Irrevocable Trust dated 2/27/2021 and (ii) 185,409 shares of common stock subject to options exercisable within 60 days of August 31, 2022, and (iii) 8,666 RSUs vesting within 60 days of August 31, 2022.

(9)

Excludes shares of common stock held by entities affiliated with True Ventures IV, L.P. identified in footnote (14) below. Dr. Sharma is a partner at True Ventures, but does not have voting or dispositive power over the shares held by entities affiliated with True Ventures IV, L.P.

(10)

Consists of 2,639,170 shares of common stock held of record by Mr. Hoffman, individually and in trusts in the names of his children as follows: (i) 2,559,170 shares to Josh Hoffman, (ii) 40,000 shares to Kathryn Morris as custodian for Alice Hoffman under the California Uniform Transfer to Minors Act and (iii) 40,000 shares to Kathryn Morris as custodian for Isaac Hoffman under the California Uniform Transfer to Minors Act.

(11)	Consists of (i) 500 shares held in the Bonnie K. Dean Revocable Trust and (ii) 500 shares held in the Rudolph N. Dean Revocable Trust.
(12)

As reported in a Schedule 13G filed with the SEC on February 14, 2022, as of December 31, 2021, entities affiliated with Data Collective II, L.P., or DCVC II, whose shares are aggregated for the purposes of reporting ownership information include DCVC Opportunity Fund, L.P., or DCVC OF, Includes: (i) 2,448,901 shares of common stock held by DCVC II and 4,917,734 shares of common stock held by DCVC OF. Data Collective II GP, LLC, or DCVC II GP, is the general partner of DCVC II, and DCVC OF GP, LLC, or DCVC Opportunity Fund GP, is the general partner of DCVC Opportunity Fund. Zachary Bogue and Matthew Ocko are the managing members of each of DCVC II GP and DCVC Opportunity Fund GP. Zachary Bogue and Matthew Ocko are the managing members of DCVC II GP and share voting and dispositive power with respect to the shares held by DCVC II and DCVC Opportunity Fund. The address of the entities listed herein is 270 University Avenue, Palo Alto, California 94301.

(13)

As reported in a Schedule 13G filed with the SEC on February 14, 2022, as of December 31, 2021, entities affiliated with SVF Excalibur (Cayman) Limited whose shares are aggregated for the purposes of reporting ownership information includes SVF Endurance (Cayman) Limited and SoftBank Vision Fund (AIV M1) L.P. Includes 26,614,219 shares of common stock held by SVF Excalibur (Cayman) Limited. SB Investment Advisers (UK) Limited, or SBIA UK, has been appointed as alternative investment fund manager, or AIFM, and is exclusively responsible for managing SoftBank Vision Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund, SBIA UK is exclusively responsible for making all final decisions related to the acquisition, structuring, financing, voting and disposal of SoftBank Vision Fund’s investments, including as held by SVF Excalibur (Cayman) Limited. The address for SBIA UK is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for AIV M1 is 251 Little Falls Drive, Wilmington, Delaware 19808. The address for each of SVF Excalibur (Cayman) Limited and SVF Endurance (Cayman) Limited is c/o Walkers, Cayman Corporate Centre, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(14)

As reported in a Schedule 13G filed with the SEC on February 11, 2022, as of December 31, 2021, entities affiliated with True Ventures IV, L.P. whose shares are aggregated for the purposes of reporting ownership information include True Ventures Select I, L.P., True Ventures Select II, L.P., True Ventures Select III, L.P., True Ventures Select IV, L.P and True Ventures IV-A, L.P. Includes (i) 2,659,857 shares of common stock held by True Ventures IV, L.P (“TV IV”; (ii) 364,929 shares of common stock held by True Ventures IV-A, L.P. (“TV-IV A”); (iii) 930,790 shares of common stock held by True Ventures Select I, L.P. (“TVS I”); (iv) 706,563 shares of common stock held by True Ventures Select II, L.P. (“TVS II”); (v) 1,463,333 shares of common stock held by True Ventures Select III, L.P. (“TVS III”); and (vi) 1,152,734 shares of common stock held by True Ventures Select IV, L.P. (“TVS IV”). Each of the foregoing entities has sole voting and dispositive power over the shares owned by such entity except that: (a) True Venture Partners IV, L.L.C. (“TVP IV”), the general partner of TV IV and TV-IV A, may be deemed to have sole power to vote and dispose of shares held by TV IV and TV-IV A, and Philip D. Black (“Black”) and Jon Callaghan (“Callaghan”), the managing members of TVP IV, may be deemed to have shared power to vote and dispose of these shares; (b) True Venture Partners Select I, L.L.C. (“TVPS I”), the general partner of TVS I, may be deemed to have sole power to vote and dispose of shares held by TVS I, and Black and Callaghan, the managing members of TVPS I, may be deemed to have shared power to vote and dispose of these shares; (c) True Venture Partners Select II, L.L.C. (“TVPS II”), the general partner of TVS II, may be deemed to have sole power to vote and dispose of shares held by TVS II, and Black and Callaghan, the managing members of TVPS II, may be deemed to have shared power to vote and dispose of these shares; (d) True Venture Partners Select III, L.L.C. (“TVPS III”), the general partner of TVS III, may be deemed to have sole power to vote and dispose of shares held by TVS III, and Black and Callaghan, the managing members of TVPS III, may be deemed to have shared power to vote and dispose of these shares; and (e) True Venture Partners Select IV, L.L.C. (“TVPS IV”), the general partner of TVS IV, may be deemed to have sole power to vote and dispose of shares held by TVS IV, and Black and Callaghan, the managing members of TVPS IV, may be deemed to have shared power to vote these shares. The address of the entities listed herein is 575 High Street, Suite 400, Palo Alto, CA 94301.)

PROPOSAL 1—ADOPTION OF THE MERGER AGREEMENT

Zymergen stockholders are asked to adopt the Merger Agreement. Zymergen stockholders should carefully read this entire proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the Merger Agreement, which is attached as Annex A, for a more complete understanding of the Merger. For a detailed discussion of the terms of the Merger Agreement and the Merger, see the information about the Merger and the Merger Agreement throughout this proxy statement/prospectus, including the information under “The Merger Agreement” beginning on page 140 of this proxy statement/prospectus. In addition, important business and financial information about (i) Ginkgo is included under “Information About Ginkgo” beginning on page 166 of this proxy statement/prospectus and “Index to Financial Statements of Ginkgo” beginning on page F-1 of this proxy statement/prospectus and (ii) Zymergen is incorporated into this proxy statement/prospectus by reference. See also “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus and “Incorporation of Certain Information by Reference” beginning on page 317 of this proxy statement/prospectus.

Approval of the Merger Proposal is a condition to completion of the Merger. If the Merger Proposal is not approved, the Merger will not occur. For a detailed discussion of the conditions of the Merger, see “The Merger Agreement—Conditions to the Merger” beginning on page 142 of this proxy statement/prospectus.

Approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Zymergen Common Stock. Abstentions and broker non-votes will have the same effect as a vote against the Merger Proposal. Shares of Zymergen Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If a stockholder of record of Zymergen Common Stock returns a signed proxy card without indicating voting preferences on such proxy card, the shares of Zymergen Common Stock represented by that proxy card will be counted as present for purposes of determining the presence of a quorum for the Special Meeting and all of such shares will be voted as recommended by the Zymergen Board.

At a meeting of the Zymergen Board held on July 23, 2022, the Zymergen Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable, fair and in the best interests of Zymergen, the stockholders of Zymergen, those materially affected by Zymergen’s conduct, and the public benefit purpose of Zymergen; (ii) declared it advisable to enter into the Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth therein; (iii) approved the execution and delivery of the Merger Agreement by Zymergen, the performance by Zymergen of its covenants and other obligations under the Merger Agreement, and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth therein; (iv) agreed that the Merger, upon the terms, and subject to the conditions, contained therein was authorized and approved in accordance with the requirements of the DGCL; and (v) resolved to recommend that the stockholders of Zymergen adopt the Merger Agreement in accordance with the DGCL.

BOARD RECOMMENDATION

The Zymergen Board unanimously recommends that Zymergen stockholders vote “FOR” the Merger Proposal.

PROPOSAL 2—ADJOURNMENTS OF THE SPECIAL MEETING

This proposal would permit the Zymergen Board to adjourn from time to time the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal.

Pursuant to the Zymergen Bylaws, notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which adjournment is taken. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the Special Meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares of Zymergen Common Stock present at the Special Meeting in person, by remote communication, if applicable, or by proxy. Abstentions will have the same effect as a vote against the Adjournment Proposal. If you do not submit a valid proxy or attend the Special Meeting to vote your shares of Zymergen Common Stock in person or if you hold your shares of Zymergen Common Stock in “street name” and fail to instruct your broker, bank or other nominee how to vote your shares, your shares will not be counted in determining the outcome of the Adjournment Proposal. Shares of Zymergen Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If a stockholder of record of Zymergen Common Stock returns a signed proxy card without indicating voting preferences on such proxy card, the shares of Zymergen Common Stock represented by that proxy card will be counted as present for purposes of determining the presence of a quorum for the Special Meeting and all of such shares will be voted as recommended by the Zymergen Board.

BOARD RECOMMENDATION

The Zymergen Board unanimously recommends that Zymergen stockholders vote “FOR” the Adjournment Proposal.

THE MERGER

This section of the proxy statement/prospectus describes certain material aspects of the proposed Merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the Merger Agreement, which is attached as Annex A, for a more complete understanding of the Merger. In addition, important business and financial information about (i) Ginkgo is included under “Information About Ginkgo” beginning on page 166 of this proxy statement/prospectus and “Index to Financial Statements of Ginkgo” beginning on page F-1 of this proxy statement/prospectus and (ii) Zymergen is incorporated into this proxy statement/prospectus by reference and is included in the Annexes hereto. See also “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus and “Incorporation of Certain Information by Reference” beginning on page 317 of this proxy statement/prospectus.

Background of the Merger

The Zymergen Board, together with Zymergen’s senior management and with the assistance of Zymergen’s advisors, has periodically reviewed and considered various strategic and other opportunities available to Zymergen, potential operational changes and other ways to enhance and balance value for its stockholders, the interests of those materially affected by Zymergen’s conduct, and the public benefit purpose of Zymergen. As part of this periodic review, from time to time, during the two years prior to the contacts and process that resulted in Zymergen’s entry into the Merger Agreement described below, the Zymergen Board and management team considered potential strategic alternatives, including strategic acquisitions and divestitures. None of the discussions during that time period progressed beyond preliminary phases other than in connection with the previously disclosed acquisitions of enEvolv, Inc. and Lodo Therapeutics Corporation, and as described below.

In the months following Zymergen’s initial public offering, Zymergen management identified certain material and adverse developments in Zymergen’s business that it believed would pose significant challenges to Zymergen’s ability to execute on its then-current strategic plan.

In response to these significant challenges, the non-management members of the Zymergen Board engaged in regular discussions, including in meetings held on June 19, June 22, June 30, July 8, July 14, July 21 and July 28, 2021, to better understand the change in expectations by Zymergen management and reasons therefor. From time to time at such meetings, Zymergen management and advisors from Freshfields and Boston Consulting Group (“BCG”) were requested to participate and assist the Zymergen Board in its review. As part of Zymergen management’s development of an updated strategic plan over the coming months, BCG was asked to review and provide a market assessment of Zymergen’s business programs, provide input on which programs to prioritize, and work with management to simplify the organization and reduce Zymergen’s cash burn. The Zymergen Board also considered certain organizational changes that it believed were necessary to implement in light of the significant challenges that Zymergen faced. After extensive discussions, the Zymergen Board unanimously appointed Mr. Flatley as acting Chief Executive Officer to replace Josh Hoffman, Zymergen’s Chief Executive Officer at the time, and authorized the formation of a strategic oversight committee (the “Committee”) to assist with, among other things, overseeing the formulation of a new strategic plan for Zymergen. Based on their respective skills and experience, the Zymergen Board appointed Jay Flatley, Sandra Peterson, Steven Chu and Travis Murdoch to serve on the Committee. Each of Ms. Peterson and Messrs. Chu and Murdoch are non-management members of the Zymergen Board.

On August 3, 2021, Zymergen announced, among other things, (1) its preliminary financial results for the second quarter of 2021, noting that Zymergen no longer expected product revenue in 2021 and expected product revenue in 2022 to be immaterial, (2) the replacement of Mr. Hoffman as Chief Executive Officer with Mr. Flatley as acting Chief Executive Officer, (3) the appointment of Ms. Peterson as lead independent director and (4) the formation of the Committee to oversee the formulation of a new strategic plan for the company. Zymergen Common Stock traded lower by more than 76.0% the following day and closed at $8.25 per share.

In August 2021, Christian Henry, a member of the Ginkgo Board, called Mr. Flatley to discuss Zymergen’s strategic direction, and to suggest that Mr. Flatley meet with Jason Kelly, the co-founder, Chief Executive Officer and a director of Ginkgo.

On August 27, 2021, Mr. Flatley met with Dr. Kelly and discussed, among other things, a possible strategic transaction between the companies. Mr. Flatley informed Dr. Kelly that Zymergen was not in a position to consider a transaction with Ginkgo at the time. From time to time over the following months until the signing of the Merger Agreement, including in meetings on January 27, 2022 and February 10, 2022, Mr. Flatley engaged in further discussions with Dr. Kelly about a potential transaction with Ginkgo. Mr. Flatley kept the Zymergen Board apprised of these discussions and discussed with members of the Zymergen Board the potential opportunity for a transaction with Ginkgo.

In September and October of 2021, Zymergen executed a reduction in its workforce that resulted in the termination of 220 employees in accordance with Zymergen’s plan to reduce costs to align with its delayed revenue ramp.

On October 27 and November 10, 2021, the Committee, with the participation from other members of the Board, met to oversee and consult on, among other things, the progress of Zymergen’s various business initiatives and Zymergen management’s development of an updated strategic plan to refocus Zymergen on the most important initiatives, resize Zymergen’s workforce and re-forecast Zymergen’s cash burn.

On November 3, 2021, Zymergen reported its preliminary financial results for the third quarter of 2021, reporting total revenue of $4.1 million compared to a street consensus of $3.41 million and loss per share of ($0.96) compared to a street consensus of ($0.65). Also that day, Zymergen announced that its consumer care programs and most of its electronics film programs would be discontinued. These changes, together with the elimination of approximately 220 positions across a variety of levels and functions in September and October of 2021, were designed to slow Zymergen’s cash burn sufficiently to operate until mid-2023 utilizing its cash on hand. Zymergen Common Stock traded lower by more than 8.0% the following day and closed at $10.50 per share.

On December 15, 2021, the Zymergen Board held a meeting with Zymergen management and an advisor from Freshfields participating. At the meeting, Zymergen management presented a draft strategic plan that was previously provided for the Zymergen Board’s review that included various strategic initiatives related to the current state of Zymergen’s business and operations, and the path to achieving Zymergen’s high-level goals from 2022 to 2024. Following discussion, members of the Zymergen Board provided feedback to be incorporated into the strategic plan. Among other things, the Zymergen Board discussed a potential carve-out transaction involving the financing and separation or sale of Zymergen’s automation business, the strategic and commercial alternatives to derive value from the automation business and the potential benefits of doing so for the remainder of Zymergen’s businesses under various scenarios. Various reasons were articulated for separating or selling the automation business from Zymergen, including (1) a clear market need for fully integrated laboratory automation solutions, (2) the automation business being a non-core business of Zymergen, allowing for an easier separation, (3) eliminating Zymergen’s need to fund automation business development, (4) mitigating potential execution risk and (5) generating cash proceeds for Zymergen. Although different strategies and their implications were discussed, a final decision was not made on the strategy with respect to the automation business and the Zymergen Board decided to further consider strategic alternatives for the automation business.

On December 17, 2021, after additional discussions between the members of the Zymergen Board, Ms. Peterson and Mr. Flatley held a call and concluded that Zymergen should consider retaining a financial advisor to evaluate a broad range of potential strategic alternatives that might be available to Zymergen, with the objective of enhancing and balancing value for stockholders, the best interests of those materially affected by Zymergen’s conduct, and the public benefit purpose of Zymergen. Based on, among other things, Cowen’s familiarity and prior experience advising Zymergen, the Zymergen Board instructed Mr. Flatley to invite Cowen to make a presentation to members of the Zymergen Board.

On January 20, 2022, representatives from Cowen gave a presentation to members of the Zymergen Board, which included Cowen’s credentials to undertake the proposed assignment, an overview of investors’ views of Zymergen’s business and a preliminary review of various strategic alternatives available to Zymergen. Based on, among other things, its reputation, experience and familiarity advising and assisting Zymergen on various matters prior to, in connection with, and following Zymergen’s initial public offering in 2021, and subject to negotiating an acceptable engagement letter, the Zymergen Board authorized the engagement of Cowen as Zymergen’s financial advisor to assist the Zymergen Board with its review of Zymergen’s strategic alternatives. The Zymergen Board then discussed the progress to complete an updated 2022 budget, three-year plan, and financial projections for Zymergen for 2022 through 2031 (the “Zymergen Projections”) for discussion at an upcoming board meeting. The Zymergen Board also instructed the representatives of Cowen to prepare preliminary financial analyses of Zymergen and its three businesses (automation, advanced materials and drug discovery) to assist the Zymergen Board in its evaluation of strategic alternatives. Additional information pertaining to the Zymergen Projections is set forth in the section of this proxy statement/prospectus captioned “—Certain Financial Information of Zymergen”. The Zymergen Board met again on February 1, 2022 to continue its discussion of potential strategic alternatives available to Zymergen.

On February 15, 2022, the Zymergen Board held a meeting with Zymergen management and representatives of Cowen and advisors from Freshfields participating. At the meeting, Zymergen management presented to the Zymergen Board an updated strategic plan, which was previously provided for the Zymergen Board’s review. Zymergen management also discussed with the Zymergen Board Zymergen’s 2022 budget and three-year plan, which were previously provided for the Zymergen Board’s review, noting certain updates that had been made based on revisions to the preliminary financial projections and assumptions. After discussion, the Zymergen Board approved Zymergen’s 2022 budget and strategic plan. Mr. Flatley discussed with the Zymergen Board the recent interactions with Ginkgo, which expressed an interest in acquiring certain assets of Zymergen, including the automation business. At the meeting, advisors from Freshfields reviewed for the Zymergen Board, among other things, its fiduciary duties under Delaware law as directors of a Delaware public benefit corporation in the context of a possible sale of Zymergen or other strategic alternative transaction.

On February 20, 2022, Mr. Flatley and Dr. Kelly met, and at that meeting, Dr. Kelly discussed Ginkgo’s potential interest in exploring a carve-out transaction. Mr. Flatley indicated that a sale of the whole company was favored by the Zymergen Board over a carve-out transaction involving Zymergen’s automation business.

The Zymergen Board, together with representatives of Cowen, then discussed various strategic alternatives that were available to Zymergen with respect to the automation business, including, among other things, a potential private financing and spin-out transaction involving the automation business that would result in Zymergen retaining equity in the automation business, a potential combination in a merger-of-equals transaction involving the automation business and a potential sale of the automation business Representatives of Cowen also presented in detail Cowen’s preliminary financial analyses of the automation business based on preliminary projections for the business provided by Zymergen management. After discussion, the Zymergen Board unanimously determined to explore these various strategic alternatives for the financing and separation or sale of the automation business. The Zymergen Board further discussed, among other things, the preparation of next steps in the strategic review process and concluded that it would be advisable for Zymergen, with the assistance of Cowen, to commence the preparation of process materials for the financing and separation or sale of the automation business, finalize financial projections for the automation business, organize a virtual data room for interested parties to perform due diligence review of the automation business, and to finalize a list of potential interested parties for possible outreach in the near future. Given Ginkgo’s continued interest in pursuing a strategic transaction with Zymergen, the Zymergen Board also instructed Zymergen management, with the assistance of Cowen, to continue discussions with Ginkgo regarding its interest for further discussion at the meeting of the Zymergen Board scheduled for later that month.

On February 25, 2022, the Zymergen Board held a meeting with Zymergen management and representatives of Cowen and advisors from Freshfields participating. At the meeting, representatives of Cowen reviewed

Cowen’s analyses of various strategic alternatives that were available to Zymergen. The Zymergen Board, with the assistance of Cowen and Zymergen management, considered the potential benefits, risks and considerations of the following three strategic alternatives: (1) a sale of Zymergen, (2) a carve-out transaction involving the financing and separation or sale of the automation business (including potentially in combination with the separation of other Zymergen businesses) and (3) continuing to operate on a stand-alone basis under its current strategic plan, which contemplated a financing raise such as through a private investment in public equity (“PIPE”) transaction or an at-the-market equity offering (an “ATM Offering”). In the case of a sale of Zymergen, the Zymergen Board, together with representatives of Cowen and members of Zymergen management, reviewed, among other things, a list of parties who would be potentially interested in acquiring Zymergen, and noted that, as a result of Zymergen’s significant cash burn and lack of a path to profitability, these attributes would likely significantly narrow the universe of potential qualified parties that would be interested in acquiring Zymergen to a limited set of strategic bidders only. In the case of a carve-out transaction, it was noted that, among other things, such a scenario had the potential for increased valuations on specific businesses. However, participants at the meeting also discussed, among other things, the risks, timeline impact, drawbacks and complexities from transaction structures for less than all three of Zymergen’s businesses, including, among other things, (1) transaction structure complications of coordinating with multiple parties, (2) the potential for a protracted transaction timeline, including the market risks associated with such prolonged timeline, (3) tax liabilities (or loss of tax benefits) under such structures and the need to scale back or wind down the residual corporate infrastructure as part of such transactions, (4) issues with employee retention and the potential employee severance payments and obligations that may result, particularly if the counterparty in such transaction structure is a strategic party, (5) the possible need to put in place shared services or license arrangements between Zymergen and a party, or among multiple parties under such structures, (6) the likelihood that Zymergen’s outstanding stockholder litigation and capital expenditures and commitments related to its leased real property would discourage such a structure, as buyers would likely not be willing to assume such liabilities and (7) the additional headwinds that the residual company following a carve-out transaction would face as a small market cap company as a result of its decreased size, scale and loss of growth opportunities. In the case of Zymergen continuing to operate on a standalone basis, it was noted that Zymergen’s significant execution risks identified in the second quarter of 2021 remained a persistent issue for Zymergen that would, among other things, require Zymergen to reduce its cash burn imminently by undergoing additional significant restructurings and employee layoffs and raising additional capital (including through a PIPE or ATM Offering) by mid-2023 in order to continue as a going concern.

After discussion of the benefits, risks and considerations of pursuing these strategic alternatives, the Zymergen Board concluded that the sale of Zymergen to a single party would be the strategic alternative most likely to enhance and balance value for Zymergen’s stockholders, the interests of those materially affected by Zymergen’s conduct, and its public benefit purpose, including as compared to Zymergen remaining a standalone company, and the Zymergen Board approved Zymergen’s exploration of such strategic alternative. Although this strategic option was approved by the Zymergen Board as the primary focus of Zymergen management and Cowen, given the various risks, considerations and uncertainties with pursuing a sale of Zymergen, the Zymergen Board also concluded that it would be prudent to explore all three strategic alternatives in parallel and also approved Zymergen’s exploration of such alternatives in parallel.

After discussion, the Zymergen Board unanimously authorized Zymergen’s management to finalize the Zymergen Projections, prepare a management presentation and populate a virtual dataroom for potentially interested parties in a sale of Zymergen or one of its businesses and potentially interested investors in a PIPE transaction or ATM Offering (as part of Zymergen’s standalone alternative). The Zymergen Board then discussed whether to provide due diligence access to Ginkgo with respect to its outreach on a carve-out transaction at this time. After a discussion on the benefits and drawbacks of providing earlier due diligence access to Ginkgo than other parties in the strategic review process, the Zymergen Board determined to grant access to Ginkgo, subject to its entry into a customary confidentiality agreement with Zymergen and instructed representatives of Cowen and members of Zymergen management to convey to Ginkgo and other potentially interested parties in the process that it was the Zymergen Board’s strong preference to explore a sale of Zymergen over any other strategic alternative transaction. Also at the meeting, advisors from Freshfields again reviewed with the Zymergen Board its fiduciary duties under Delaware law as directors of a Delaware public benefit corporation in the context of a possible sale of Zymergen or other strategic alternative transaction.

Between February 25 and May 19, 2022, at the direction of, and in regular communication with, the Zymergen Board, including at Zymergen Board meetings held on February 25, March 24, April 15, May 4, May 18 and May 19, 2022, Zymergen management and representatives of Cowen took the following actions:

•

Carve-out transaction involving the financing and separation of the automation business. They contacted 59 potentially interested financial parties. 22 parties received teaser materials that did not identify Zymergen or otherwise include confidential information, eight of which executed customary confidentiality agreements and participated in meetings with Zymergen management, three of which proceeded with engaging in a due diligence review in connection with a carve-out transaction, and one of which expressed interest to serve as a lead investor with $15 million in a potential spin-off of the automation business and submitted a term sheet to Zymergen on May 22, 2022. Prior to signing the Merger Agreement, no party submitted a proposal in respect of a carve-out transaction, with parties that declined to pursue such transaction citing, among other reasons, that the automation business did not fit the financial party’s investment portfolio.

•

Continuing to operate on a stand-alone basis under its current strategic plan and obtaining financing through an ATM Offering. They took steps to prepare, and Zymergen filed, a $200 million universal shelf registration statement with the SEC on May 12, 2022, which would allow Zymergen to pursue an ATM Offering or other public equity or debt offerings, subject to market conditions, and such registration statement was declared effective on June 7, 2022.

•

Continuing to operate on a stand-alone basis under its current strategic plan and obtaining financing through a PIPE. They commenced outreach with respect to a PIPE to ten potentially interested financial parties, with all such parties declining to participate, citing, among other reasons, Zymergen’s cash burn.

On March 16, 2022, Zymergen entered into a confidentiality agreement with Ginkgo and provided access to diligence materials. Also that day, representatives of Ginkgo requested additional materials from Zymergen to enable Ginkgo to assess the benefits and drawbacks of pursuing an acquisition of Zymergen or a carve-out transaction and Zymergen began to provide due diligence materials to Ginkgo on March 22, 2022.

On March 22, 2022, Zymergen announced its preliminary financial results for the fourth quarter and full year of 2021, reporting for the fourth quarter of 2021 total revenue of $3.0 million compared to a street consensus of $3.34 million and loss per share of ($0.76) compared to a street consensus of ($0.85). Zymergen Common Stock traded lower by 5.6% the following day and closed at $3.40 per share.

Between April 11 and June 4, 2022, at the direction of, and in regular communication with, the Zymergen Board, including at Zymergen Board meetings held on April 15, May 4, May 18, May 19, May 27, June 2 and June 3, 2022, Cowen contacted 41 potentially interested strategic parties. Eight such parties (including Ginkgo, which previously had executed a confidentiality agreement, and, as described below, Party A, Party B, Party C and a DCVC-affiliated party) executed confidentiality agreements, each of which contained a customary “don’t ask don’t waive” standstill provision, but which permitted such party to make a private proposal to the Zymergen Board, and received diligence information, including the Zymergen Projections. Three such parties participated in meetings with Zymergen’s management. Four such parties (Ginkgo, Party A, Party B and Party C) expressed interest in submitting a formal proposal to acquire Zymergen and were provided bid process letters, but only Ginkgo and Party A submitted proposals to acquire Zymergen. Prior to signing the Merger Agreement, the other parties that declined to pursue such transaction cited, among other reasons, concerns with Zymergen’s cash burn and anticipated challenges integrating Zymergen’s diverse businesses within such parties’ existing organizations.

On April 15, 2022, the Zymergen Board held a meeting with Zymergen management and representatives of Cowen and advisors from Freshfields participating. At the meeting, Zymergen management presented the

Zymergen Projections that were previously provided for the Zymergen Board’s review. The Zymergen Board engaged in detailed discussion and asked questions on, among other things, the underlying inputs and assumptions in the Zymergen Projections. After discussion, the Zymergen Board approved the Zymergen Projections for use by Cowen in connection with its financial analyses, including if later requested, in rendering a fairness opinion to the Zymergen Board and authorized its distribution to potentially interested parties in the strategic review process. The Zymergen Board and its advisors then discussed the next steps in the strategic alternatives review process, the preparation of a bid process letter by Cowen with the assistance of Zymergen management and Freshfields for distribution to parties that indicate a desire to formally submit a proposal to acquire Zymergen, and an illustrative sale process timeline that contemplated two rounds of bidding with first round proposals due by May 13, 2022.

During the month of April 2022, Ginkgo and Party A each expressed an interest in formally submitting a proposal to acquire Zymergen and were provided a bid process letter by Cowen, at the direction of the Zymergen Board, on April 22, 2022 and April 26, 2022, respectively. The bid process letter invited each party to submit a non-binding proposal by May 13, 2022 and requested that each party provide as part of its proposal, among other things, an indicative price to acquire 100.0% of Zymergen and details on such bidder’s strategic plans for Zymergen, including as it relates to those materially affected by Zymergen’s conduct and Zymergen’s stated public benefit purpose.

On April 25, 2022, Zymergen granted access to its virtual data room to Ginkgo to facilitate Ginkgo’s evaluation of a potential transaction with Zymergen. Over the next several weeks, representatives of Ginkgo conducted documentary due diligence on Zymergen.

On May 2, 2022, Zymergen granted access to its virtual data room to Party A to facilitate Party A’s evaluation of a potential transaction with Zymergen.

On May 4, 2022, the Zymergen Board held a regularly scheduled meeting with Zymergen management and representatives of Cowen and advisors from Freshfields participating. At the meeting, participants discussed, among other things, an update on the status of the strategic alternatives review process and key next steps in anticipation of receiving initial indications of interest from parties participating in the processes related to the sale of Zymergen, and the Zymergen Board instructed Freshfields to prepare a draft merger agreement to be provided to parties in the next bidding round with respect to an acquisition of Zymergen. Following Cowen’s departure from the meeting, Mina Kim, Zymergen’s Chief Legal Officer, reviewed with the directors the terms of a potential engagement letter with Cowen to assist with the Zymergen Board’s strategic alternatives review process and Cowen’s disclosure of material investment banking relationships with all parties participating in the strategic alternatives review process, both of which had been previously provided to the Zymergen Board. Following discussion, the directors of the Zymergen Board unanimously determined that none of the relationships were material, that it was in the best interests of Zymergen to engage Cowen, and authorized Zymergen’s entry into the engagement letter with Cowen. The Zymergen Board also discussed whether additional parties should be considered in the strategic review process, including, among others, two parties affiliated with DCVC. Given Mr. Ocko’s affiliation with DCVC, he recused himself from the meeting and it was noted that Mr. Ocko had agreed to recuse himself from all future discussions of the strategic review process (and from receipt of all board materials related to the strategic review process) if either DCVC-affiliated party indicated an interest in engaging in a strategic transaction with Zymergen. After discussion, the Zymergen Board (with Mr. Ocko absent) determined that Zymergen should reach out to such DCVC-affiliated parties to explore their potential interest in pursuing a strategic transaction. While one such DCVC-affiliated party entered into a customary confidentiality agreement, none of the DCVC-affiliated parties ultimately expressed any interest in pursuing a transaction with Zymergen.

Beginning May 5, 2022 and continuing through June 23, 2022, representatives of Ginkgo and Zymergen, with their respective legal and financial advisors also in attendance, participated in a number of management meetings and due diligence sessions regarding Zymergen.

On May 11, 2022, at the direction of the Zymergen Board representatives of Cowen communicated to Allen & Company that the Zymergen Board would consider a sale of the whole company but was not at that time interested in pursuing a carve-out transaction.

On May 12, 2022, Zymergen announced its preliminary financial results for the first quarter of 2022, reporting total revenue of $4.8 million compared to a street consensus of $3.34 million and loss per share of ($0.70) compared to a street consensus of ($0.75). Also that day, Zymergen filed its $200 million shelf registration statement for a potential ATM offering. Zymergen Common Stock traded higher by 15.0% the following day and closed at $1.64 per share.

Also on May 12, 2022, a representative of Party A, a private company, sent a letter to Cowen presenting a non-binding proposal for an acquisition of control of Zymergen. Under the proposal, Party A would contribute certain assets and expertise to Zymergen and, in exchange, a newly formed subsidiary of Party A would receive newly issued shares of Zymergen Common Stock representing 80.0% of all then issued and outstanding equity of Zymergen, with Zymergen’s pre-transaction stockholders retaining 20.0% equity in Zymergen. According to the letter, the proposal valued Zymergen at approximately $293 million (which implied $2.62 per share of Zymergen Common Stock, if calculated using the diluted share count at the time of signing the Merger Agreement). This proposal implied an 85.0% premium based on the closing price of Zymergen Common Stock on May 12, 2022 of $1.42.

On May 13, 2022, Ginkgo management sent Cowen a non-binding proposal on behalf of Ginkgo for an acquisition of Zymergen in an all-stock transaction to combine Ginkgo and Zymergen and following which Zymergen’s stockholders would own approximately 5.0% of Ginkgo after giving effect to the transaction, subject to additional due diligence and the negotiation of a definitive merger agreement (the “May 13 Proposal”). Based on the closing price of Ginkgo Class A Common Stock on May 13, 2022 of $2.66, the May 13 Proposal valued Zymergen at approximately $222 million or $2.15 per share of Zymergen Common Stock, which implied a 31.0% premium based on the closing price of Zymergen Common Stock that day of $1.64 per share. The May 13 Proposal contemplated that the exchange ratio would be fixed at the time the merger agreement was signed and included a request for an exclusivity period of three weeks, subject to consecutive one-week extensions under certain circumstances.

On May 15, 2022, at the direction of the Zymergen Board, representatives of Cowen informed representatives of Allen & Company that Ginkgo would need to re-submit a more competitive proposal in order to potentially obtain exclusivity.

On May 18 and May 19, 2022, the Zymergen Board (which included Mr. Ocko) held meetings with Zymergen management and representatives of Cowen and advisors from Freshfields participating. At the meetings, representatives of Cowen reviewed, and provided an update on, the status of all three strategic alternatives that had been explored in parallel to date: (1) a sale of Zymergen, (2) a carve-out transaction involving the financing and separation or sale of the automation business (including potentially in combination with the separation of other Zymergen businesses) and (3) continuing to operate on a stand-alone basis under its current strategic plan and obtaining financing through a PIPE or ATM Offering. Representatives of Cowen explained the current challenges in equity markets, negative economic outlook, mixed first quarter earnings performance by Zymergen’s peers, and feedback received by potentially interested parties in Zymergen’s strategic review process. They indicated that potential financing strategies such as an ATM Offering or PIPE could prove challenging for Zymergen at this time. They also shared feedback from potential investors in a PIPE transaction that had declined to engage, citing, among other reasons, Zymergen’s cash burn. Representatives of Cowen also explained how interest in a carve-out transaction involving the financing and separation or sale of the automation business was challenging for Zymergen for reasons previously described at the February 25, 2022 meeting of the Zymergen Board and the feedback from parties that participated in the process and declined to pursue a transaction citing, among other reasons, that the automation business did not fit in the financial party’s investment portfolio. Zymergen management next presented on Zymergen’s projected cash balance, noting that

Zymergen continued to expect a cash shortfall by mid-2023 if it remained a standalone company and had not received financing. As a result of these considerations and the lack of sufficient revenue generation, among other reasons, the Zymergen Board concluded that Zymergen’s ability to continue as a standalone company would be challenging and uncertain, even if it continued to pursue additional financing through an ATM Offering or otherwise. The Zymergen Board, together with representatives of Cowen and members of Zymergen management, also engaged in an in-depth discussion to evaluate the benefits and considerations with proceeding with a sale of Zymergen to a party such as Ginkgo or Party A. After discussion, the Zymergen Board determined to continue exploring a sale of Zymergen and to invite Ginkgo and Party A to the second round of the Zymergen sale process in which they would each be expected to re-submit a more competitive proposal and a mark-up of the draft merger agreement by May 25, 2022.

On May 18, 2022, at the direction of the Zymergen Board, representatives of Cowen contacted representatives of Allen & Company to request that Ginkgo submit a revised proposal, together with a mark-up of an initial draft merger agreement to be provided by Zymergen.

On May 19, 2022, at the direction of the Zymergen Board, Cowen sent representatives of Ginkgo and Party A final round bid process letters inviting Ginkgo and Party A to submit revised proposals and to include with their proposals a mark-up of an initial draft merger agreement to be provided by Zymergen, which was uploaded to the virtual data room later that day. Additionally, in order to better assess Party A’s proposal, Cowen requested that Party A provide additional supporting details regarding its proposal, including, among other things, Party A’s plans with respect to the post-closing integration of Zymergen, details on the assets Party A intended to contribute, and details on Party A’s business and its affiliates.

Also that day, in response to interest expressed by Party B and Party C, each a strategic party, and at the direction of the Zymergen Board, Cowen sent bid process letters to Party B and Party C. Neither Party B nor Party C subsequently submitted a proposal, each citing concerns with Zymergen’s cash burn.

On May 25, 2022, a representative of Party A sent Cowen a revised non-binding proposal, the terms of which were substantially identical to those of its May 12, 2022 proposal (including an implied valuation, according to the proposal, of $293 million). The revised proposal included a markup of certain provisions of the draft merger agreement.

On May 27, 2022, Ginkgo management sent Cowen a revised non-binding proposal for an acquisition of Zymergen, subject to additional due diligence and the negotiation of a definitive merger agreement (the “May 27 Proposal”), and a full markup of the draft merger agreement. The May 27 Proposal proposed that Ginkgo would acquire Zymergen in an all-stock transaction that would result in Zymergen’s stockholders owning approximately 5.0% of Ginkgo after giving effect to the transaction. The May 27 Proposal valued Zymergen at approximately $280 million, or $2.50 per share of Zymergen Common Stock, based on the closing price of Ginkgo Class A Common Stock on May 26, 2022 of $2.96 (which implied a 116.0% premium, based on the closing price of Zymergen Common Stock on May 26, 2022 of $1.16 per share). The May 27 Proposal proposed that the exchange ratio would be fixed at the time the merger agreement was signed, contemplated that additional consideration would be paid to Zymergen’s stockholders to the extent Zymergen’s cash balance at closing, after giving effect to the payment of transaction costs and settlement of debt, exceeded $100 million, and requested an exclusivity period of three weeks, subject to consecutive one-week extensions under certain circumstances.

On May 27, 2022, the Zymergen Board held a meeting with Zymergen management, representatives of Cowen and advisors from Freshfields participating. At the meeting, representatives of Cowen reviewed the revised proposals from Ginkgo and Party A and noted that, although Ginkgo had increased the value of its price indication by approximately 16.0% compared to the May 13 Proposal, the May 27 Proposal had introduced additional closing uncertainty in the form of a proposed closing condition with respect to Zymergen’s net cash balance at closing. Advisors from Freshfields then provided Freshfields’ assessment of the comments received on the draft merger agreement by each of Ginkgo and Party A, noting that, because Party A had provided an incomplete markup of the draft merger agreement, it was difficult to assess Party A’s position on certain key terms and conditions. Cowen then noted that additional information was needed to better assess Party A’s proposal, but that Party A had not adequately responded to certain questions posed to clarify aspects of its proposal. As such, Cowen noted that there was a lack of adequate information provided by Party A to support its proposal, its contributed asset valuations, and address outstanding integration, operations, financial concerns, as well as certain litigation and other risks involving Party A’s affiliates. Advisors from Freshfields reviewed with the Zymergen Board the material revisions in Ginkgo’s proposed draft merger agreement, which, among other things, (1) included a minimum cash closing condition that Zymergen’s net cash at closing be at least $100 million, (2) included a provision expressly disclaiming any obligation by Ginkgo to agree to any divestitures or other remedial actions in order to obtain required antitrust clearances, (3) included a “force the vote” requirement which would not permit Zymergen to terminate the merger agreement to accept a superior proposal and (4) proposed a termination fee of 3.5% of Zymergen’s equity value, plus reimbursement of Ginkgo’s expenses, payable by Zymergen under certain circumstances (instead of 2.5% of equity value as originally proposed by Zymergen). After a discussion with Zymergen management and its advisors, the Zymergen Board instructed representatives of Cowen and advisors from Freshfields to negotiate these issues and instructed Zymergen management to request that Ginkgo increase the transaction price to at least $3.50 per share. The Zymergen Board also instructed Zymergen management, representatives of Cowen and advisors from Freshfields to progress transaction negotiations with Ginkgo and instructed Zymergen management to speak with SoftBank, Zymergen’s largest stockholder, regarding its willingness to enter into a voting agreement (as Ginkgo had indicated its desire that SoftBank and certain other stockholders enter into voting agreements in connection with a potential transaction). The Zymergen Board further determined that neither Ginkgo nor any stockholders entering into voting agreements with Ginkgo in connection with a transaction between Zymergen and Ginkgo would be subject to restrictions on business combinations under Section 203 of the DGCL as “interested stockholders” of Zymergen by virtue of such outreach, negotiation or entry into such voting agreements. The Zymergen Board also instructed Cowen to engage with Party A to address key concerns and issues that had been identified with its proposal. As directed by the Zymergen Board, Cowen subsequently engaged with each of Party A and Ginkgo and its advisors.

On May 31, 2022, Mr. Flatley met with Dr. Kelly, and communicated that Ginkgo would need to raise its proposal to an exchange ratio that reflected a value for each share of Zymergen Common Stock of at least $3.50 in order for its proposal to be potentially acceptable to the Zymergen Board.

On June 2, 2022, Ginkgo management sent Cowen another revised non-binding proposal for an acquisition of Zymergen, subject to additional due diligence and the negotiation of a definitive merger agreement (the “June 2 Proposal”), and a further markup of the draft merger agreement. The June 2 Proposal indicated that it was Ginkgo’s “best and final” offer, and that the proposal would be withdrawn if Zymergen did not enter into a customary exclusivity agreement with Ginkgo by 5:00 p.m. Eastern time on June 3, 2022. The June 2 Proposal proposed that Ginkgo would acquire Zymergen in an all-stock transaction that would result in Zymergen’s stockholders owning 5.75% of Ginkgo after giving effect to the transaction. As compared with the May 27 Proposal, the June 2 Proposal did not condition the receipt of merger consideration or closing the transaction on Zymergen maintaining a net cash balance above a certain level, which would have increased risks with respect to closing certainty. The June 2 Proposal valued Zymergen at approximately $392 million, or $3.51 per share of Zymergen Common Stock, based on the closing price of Ginkgo Class A Common Stock on June 2, 2022 of $3.48. The closing price of Zymergen Common Stock on June 2, 2022 was $1.68 per share.

On June 3, 2022, the Zymergen Board held a meeting with Zymergen management and representatives of Cowen and advisors from Freshfields participating. At the meeting, the Zymergen Board discussed the terms of the June 2 Proposal, the potential benefits and risks of the proposed transaction to Zymergen’s stockholders, those materially affected by Zymergen’s conduct and Zymergen’s public benefit purpose, the premium implied by the proposed consideration to be paid to Zymergen’s stockholders (which exceeded the latest proposal from Party A) and the various risks and challenges facing Zymergen on a standalone basis or in continuing to pursue another strategic alternative transaction. Participants noted that if the exchange ratio that equated to 5.75% of

Ginkgo after giving effect to the transaction under the June 2 Proposal would not be fixed until signing the merger agreement at the end of the month, stock trading volatility before then could materially and adversely affect the premium implied by Ginkgo’s proposal. To address this concern, the Zymergen Board instructed Zymergen’s management and representatives of Cowen to communicate a counterproposal to Ginkgo that Zymergen would accept Ginkgo’s proposal if the exchange ratio set at signing reflected a value for each share of Zymergen Common Stock of at least $3.51 per share (which was the stock price implied if Zymergen stockholders owned 5.75% of Ginkgo after giving effect to the transaction as of the date of the June 2 Proposal). The Zymergen Board expressed a desire to communicate this counterproposal as a clarification of the June 2 Proposal and not a condition to Zymergen’s entry into exclusivity with Ginkgo. Advisors from Freshfields then reviewed with the Zymergen Board the material issues that remained outstanding in Ginkgo’s revised draft merger agreement. Advisors from Freshfields then reviewed with the Zymergen Board, among other things, its fiduciary duties in considering whether to grant exclusivity to Ginkgo. After discussion, the Zymergen Board determined to proceed with Ginkgo’s proposal and execute an exclusivity agreement subject to Cowen conveying the Zymergen Board’s expectation that the exchange ratio would be set at signing to reflect a value of at least $3.51 per share of Zymergen Common Stock. In addition, the Zymergen Board instructed Zymergen management and its advisors to finalize transaction documents and conduct additional reverse due diligence on Ginkgo.

Later that day, Cowen conveyed to Ginkgo that Zymergen was willing to enter into exclusivity and once again highlighted the Zymergen Board’s expectation regarding the exchange ratio, which Ginkgo acknowledged but to which Ginkgo did not agree. The next day, at the direction of the Zymergen Board, Zymergen entered into an exclusivity agreement with Ginkgo that would expire at 11:59 p.m. New York time on June 24, 2022, but which would terminate earlier in the event that Ginkgo proposed to lower the transaction consideration to be paid in the proposed transaction.

On June 12, 2022, advisors from Freshfields sent a revised draft of the merger agreement to representatives of Ropes & Gray that, among other things, (1) added back an express obligation for Ginkgo to take any action and agree to any remedy that may be required to obtain antitrust clearances, (2) added back the Zymergen Board’s “fiduciary out” to terminate the transaction with Ginkgo and accept a superior proposal and (3) reverted to a termination fee of 2.5% of Zymergen’s equity value payable by Zymergen under certain circumstances.

Later that month, Mr. Flatley received two inbound expressions of interest by two strategic private companies (“Party D” and “Party E”, respectively) that were not originally included in Zymergen’s strategic process outreach prior to entering into exclusivity with Ginkgo. Mr. Flatley declined to set up meetings with such parties given Zymergen’s exclusivity agreement with Ginkgo and the fact that no specific terms of a transaction had been presented by such parties.

On June 14, 2022, Ginkgo conducted a site visit at Zymergen’s site in Emeryville, California in connection with its due diligence review of Zymergen’s technology as well as its real estate and related cost commitments.

On June 16, 2022, Ginkgo and Zymergen entered into a new mutual confidentiality agreement to facilitate Zymergen’s due diligence review of Ginkgo, which superseded and replaced the confidentiality agreement entered into by the parties on March 16, 2022. Later that day and again on June 17 and July 18, 2022, members of Ginkgo management gave business and legal updates to Zymergen on reverse due diligence calls, at which Ginkgo’s and Zymergen’s respective legal advisors were also present.

On June 17, 2022, Ropes & Gray sent a revised draft of the merger agreement to Freshfields that, among other things, (1) reverted to a provision that expressly disclaimed any obligation by Ginkgo to agree to any remedy in order to obtain required antitrust clearances, (2) removed the Zymergen Board’s “fiduciary out” to terminate the transaction with Ginkgo and accept a superior proposal and (3) reverted to a termination fee of 3.5% of Zymergen’s equity value, plus reimbursement of Ginkgo’s expenses, payable by Zymergen under certain circumstances. That same day, Ropes & Gray also sent Freshfields a draft voting agreement to be entered into by each of SoftBank, DCVC and True Ventures, three significant stockholders of Zymergen that, as of such time, collectively held approximately 40.0% of the issued and outstanding shares of Zymergen Common Stock. Following that day until the signing of the Merger Agreement, Ropes & Gray, Freshfields and the Voting Agreement Stockholders exchanged drafts and negotiated the terms of the voting agreements.

On June 21, 2022, the Zymergen Board held a meeting with Zymergen management and representatives of Cowen and advisors from Freshfields participating. Participants discussed the inquiries received from Party D and Party E, noting that it was unlikely that either Party D or Party E would be able to meaningfully compete with Ginkgo’s proposal given, among other things, the size, lines of business and private company status of both parties as compared to Ginkgo, and the potential synergies that could be realized in a transaction with Ginkgo. Representatives of Cowen then presented Cowen’s preliminary financial analyses of the June 2 Proposal noting various modifications made to the assumptions underlying such financial analyses, including, among other things, the revised list of public trading comparables, changes to precedent transaction analysis and an increase in the terminal growth rate used for the discounted cash flow analysis. Since Ginkgo had not agreed to the Zymergen Board’s counterproposal to set the exchange ratio to reflect a value of at least $3.51 for each share of Zymergen Common Stock, representatives of Cowen provided analyses of the June 2 Proposal assuming two scenarios of the June 2 Proposal. Under the first scenario in which Ginkgo’s offer was set at an exchange ratio that was not fixed to reflect a value of at least $3.51 per share of Zymergen Common Stock, the June 2 Proposal valued Zymergen at approximately $266.9 million, or $2.39 per share of Zymergen Common Stock based on the closing price of Ginkgo Class A Common Stock on June 17, 2022 of $2.37 (implying a 67.0% premium over the closing price of Zymergen Common Stock on June 17, 2022 of $1.43 per share). Under the second scenario in which Ginkgo’s offer was set at an exchange ratio that was fixed to reflect a value of at least $3.51 per share, the June 2 Proposal would, at a minimum, value Zymergen at approximately $391.9 million based on the closing price of Ginkgo Class A Common Stock on June 17, 2022 of $2.37 (implying a 145.0% premium over the closing price of Zymergen Common Stock on June 17, 2022 of $1.43 per share and equating to 8.22% of Ginkgo after giving effect to the transaction). Representatives of Cowen noted that fixing the exchange ratio to reflect a value of at least $3.51 per share might result in meaningful dilution to Ginkgo stockholders and could require a vote of Ginkgo’s stockholders to approve the transaction if Ginkgo issued to Zymergen stockholders a number of shares that is equal to 20.0% or more of the shares of Ginkgo Class A Common Stock outstanding prior to the consummation of the transaction. As such, the Zymergen Board and other participants at the meeting discussed potential ways in which the parties could reach a compromise, including removing an expected minimum value of $3.51 per share required by the exchange ratio and instead agreeing on an exchange ratio that would allocate 7.0% ownership (instead of 5.75%) of Ginkgo after giving effect to the transaction to Zymergen’s stockholders.

Dr. Serber and advisors from Freshfields then discussed with the Zymergen Board certain considerations and findings from Zymergen’s reverse due diligence (which included legal and business diligence) on Ginkgo for directors of the Zymergen Board to take into account in performing the balancing of stockholders’ interests, the interests of those materially affected by Zymergen’s conduct and Zymergen’s specific public benefit purpose required of directors of a public benefit corporation such as Zymergen to fulfill their fiduciary duties. These considerations and findings included, among other things, (1) the fact that Zymergen would survive the Merger as a wholly owned subsidiary and a Delaware public benefit corporation with the same public benefit purpose as that of Zymergen prior to the Merger, (2) the fact that the Merger would potentially broaden the product mix and reach of Zymergen’s technology through Ginkgo’s platform, (3) the fact that Ginkgo values and empowers its employees by granting them Ginkgo Class B Common Stock that have ten times the voting power of Ginkgo Class A Common Stock, (4) the cultural alignment between Zymergen and Ginkgo, including a shared vision for using biology to change the way that physical materials impact the world, (5) Ginkgo’s stated intent to work with Zymergen on its retention plan and support the potential spin-outs of Zymergen’s advanced materials and drug discovery businesses and (6) the fact that Zymergen stockholders would be receiving stock in Ginkgo, which is a company that has implemented environmental, social and governance (“ESG”) initiatives that are similar to those of Zymergen, including that Ginkgo’s charter permits the Ginkgo Board to consider the effects of corporate actions on various stakeholders in addition to its stockholders. At the request of Freshfields, each of Cowen and members of the Zymergen Board confirmed no update regarding their respective relationships with Ginkgo.

Zymergen management provided an update on the status of Ginkgo’s due diligence review. Participants then discussed the status of material outstanding issues that the parties had continued to negotiate, including, among other things, deal price, the size of the termination fee that would be payable by Zymergen under specified circumstances, and Ginkgo’s obligations to obtain antitrust clearances. Zymergen management then led a discussion with the Zymergen Board of a review of Zymergen’s performance relative to its 2022 budget, which had been shared with Ginkgo on the prior day. Zymergen management explained that Zymergen was underperforming on the 2022 budget approved by the Zymergen Board, noting that Zymergen was now on track to have an ending cash balance for the year of $96 million (as compared to $110 million under the 2022 budget), with real estate related risks identified as the most significant driver for the variance. Zymergen management also reviewed the cash impact of certain merger related expenses, including merger related fees, employee retention costs and also the impact of reduction in force measures required in the normal course of operations to reduce steady state cash burn and how such measures would result in additional costs that would impact Zymergen’s budget, further reducing Zymergen’s projected ending cash balance for the year.

Also that day, Freshfields sent a revised draft of the merger agreement to Ropes & Gray that, among other things, (1) added back an express obligation for Ginkgo to take any action and agree to any remedy that may be required to obtain antitrust clearances, and introduced two extensions of the outside date if necessary antitrust clearances are not obtained, (2) added back the Zymergen Board’s “fiduciary out” to terminate the transaction with Ginkgo and accept a superior proposal, but clarified that an acquisition proposal for only the automation business would not constitute a superior proposal, and (3) proposed a termination fee of 3.0% of Zymergen’s equity value payable by Zymergen under certain circumstances.

On June 20, 2022, at the direction of the Zymergen Board, representatives of Cowen called representatives of Allen & Company to indicate that Zymergen Board would not consider a proposal that did not result in Zymergen stockholders owning approximately 7.0% of Ginkgo after giving effect to the transaction.

On June 23, 2022, the Zymergen Board held a meeting with Zymergen management and representatives of Cowen and advisors from Freshfields participating. At the meeting, Mr. Flatley informed the Zymergen Board that Dr. Kelly had called him earlier that day to raise certain issues, including potential decreases in Zymergen’s cash balance, the status of the construction of Zymergen’s new headquarters and Zymergen’s ability to sublease its existing properties, as well as the continued cash burn that would be incurred if closing were delayed and Zymergen’s pending securities litigation. Mr. Flatley then informed the Zymergen Board that Dr. Kelly had communicated to him that, in light of these concerns, Ginkgo was prepared to proceed with an all-stock transaction that would result in Zymergen’s stockholders owning 4.0% of Ginkgo after giving effect to the transaction (the “June 23 Proposal”), and that the Ginkgo Board was no longer willing to proceed with a transaction at the valuation implied by the June 2 Proposal given these concerns. After a discussion with Zymergen management and its advisors, the Zymergen Board instructed management to communicate to Ginkgo that Zymergen was not willing to proceed with a transaction on the basis of the decreased valuation proposed by the June 23 Proposal and that, while Zymergen remained ready to move forward on more agreeable terms, Zymergen would be pursuing other strategic alternatives given that the exclusivity agreement had terminated on its terms as a result of Ginkgo reducing its proposal. Following the meeting, Mr. Flatley called Dr. Kelly and conveyed this message, and Zymergen terminated access to the virtual data room for Ginkgo and its representatives.

On June 29, 2022, the Zymergen Board held a meeting with Zymergen management to assess next steps and available alternatives, representatives of Cowen and advisors from Freshfields participating. At the meeting, representatives of Cowen then presented Cowen’s preliminary financial analyses of the June 23 Proposal and of Zymergen, noting various modifications made to the assumptions underlying Cowen’s financial analyses, given, among other things, the continued downward trend in stock prices of public comparable companies and an increase in projected dilution to Zymergen’s Common Stock based on its forecasted capital raise needs as a standalone company. The Zymergen Board then discussed potential strategic alternatives for Zymergen, including, among other things, additional restructuring options that Zymergen could pursue to remain a standalone company, pursuing a strategic transaction for its individual businesses and re-engaging with Ginkgo to sell the company. After discussion, the Zymergen Board concluded that Zymergen should undergo such additional restructuring measures, while concurrently exploring strategic alternatives to sell individual businesses. The Zymergen Board also instructed management and Cowen to re-engage with Ginkgo and its advisors to explore the possibility of reaching an agreement on a sale of the company that, among other things, reflected a higher valuation for Zymergen than the June 23 Proposal.

On July 7, 2022, Mr. Flatley called Dr. Kelly to inform him that Zymergen was continuing to explore strategic alternatives, including a spin-out transaction involving the financing and separation of the automation business, which would make a sale of Zymergen to Ginkgo an unlikely possibility. Mr. Flatley also reiterated that the Zymergen Board would not be willing to re-engage with Ginkgo in order to proceed with a sale to Ginkgo unless Ginkgo increased its proposed valuation of Zymergen. Also during that call, Mr. Flatley informed Dr. Kelly that Freshfields would share with Ropes & Gray a revised draft of the merger agreement.

On July 9, 2022, Mr. Flatley and Dr. Kelly discussed proceeding with a transaction at a fixed exchange ratio based on a percentage ownership by Zymergen stockholders in Ginkgo after giving effect to the transaction. Mr. Flatley noted that the Zymergen Board would be unlikely to agree to pro forma ownership of Zymergen stockholders of less than mid-5%. Following negotiation, Dr. Kelly ultimately proposed 5.25% pro forma ownership for Zymergen stockholders. Mr. Flatley agreed to present Ginkgo’s proposal to the Zymergen Board. Later that day, Freshfields sent a revised draft of the merger agreement to Ropes & Gray. In response to Ginkgo’s previously stated concerns about Zymergen’s real estate expenditures and its cash burn, the revised draft included, among other things, a closing condition that contemplated if Zymergen’s real estate spending exceeded an agreed-upon budget by an agreed-upon amount prior to closing, then Ginkgo would have no obligation to close the merger. In the following days, Mr. Flatley called Dr. Kelly to discuss various aspects of the draft merger agreement, including regulatory clearance matters, employee matters, and Zymergen’s real estate expenditures.

On July 11, 2022, Zymergen reopened its virtual data room for Ginkgo and its representatives. Thereafter, until the signing of the Merger Agreement, representatives of Ginkgo and its advisors continued conducting due diligence on Zymergen and participated with Zymergen and its advisors in a number of management meetings and due diligence sessions regarding Zymergen.

Also on July 11, 2022, the Zymergen Board held a meeting with Zymergen management, representatives of Cowen and advisors from Freshfields participating. At the meeting, Mr. Flatley discussed, among other things, the feedback he had received from Dr. Kelly with respect to various aspects of the draft merger agreement. In addition, Mr. Flatley noted that Dr. Kelly proposed a transaction that would result in pro forma ownership of Zymergen stockholders in Ginkgo of 5.25% after giving effect to the transaction.

On July 12, 2022, Ropes & Gray sent a revised draft of the merger agreement to Freshfields, which, among other things, reinstated a provision that expressly disclaimed any obligation by Ginkgo to agree to any remedy in order to obtain required antitrust clearances, but agreed to extend the outside date if necessary antitrust clearances are not obtained and accepted a Company termination fee equal to 3.0% of Zymergen’s equity value, with no expense reimbursement, and the Zymergen Board’s “fiduciary out” to terminate the transaction with Ginkgo and accept a superior proposal.

On July 13, 2022, Dr. Kelly called Mr. Flatley to communicate a revised proposal in which Ginkgo would acquire Zymergen in an all-stock transaction that would result in Zymergen’s stockholders owning 5.25% of Ginkgo after giving effect to the transaction (the “July 13 Proposal”). The July 13 Proposal valued Zymergen at approximately $305.8 million, or $2.74 per share of Zymergen Common Stock, based on the closing price of Ginkgo Class A Common Stock on July 12, 2022 of $2.99 (implying a 52% premium based on the closing price of Zymergen Common Stock on July 12, 2022 of $1.80).

Later that day, the Zymergen Board held a meeting with Zymergen management, representatives of Cowen and advisors from Freshfields participating. At the meeting, representatives of Cowen presented its preliminary financial analyses of the proposal for Ginkgo to acquire Zymergen in an all-stock transaction that would result in Zymergen’s stockholders owning 5.25% of Ginkgo after giving effect to the transaction, and of Zymergen, noting various modifications made to the assumptions underlying Cowen’s financial analyses, given, among other things, the continued downward trend in stock prices of public comparable companies. Advisors from Freshfields then discussed with the Zymergen Board the remaining material open issues in the draft merger agreement, which included, among other things, Ginkgo’s effort obligation to obtain antitrust clearances and the allocation of risk relating to Zymergen’s pending securities litigation. Following discussion with management and its advisors, the Zymergen Board instructed management to inform Ginkgo that Zymergen was willing to move forward with an all-stock transaction that would result in Zymergen’s stockholders owning 5.25% of Ginkgo after giving effect to the transaction, subject to the parties agreeing on acceptable compromises to the open issues in the draft merger agreement.

On July 14, 2022, members of Zymergen’s and Ginkgo’s management, together with Zymergen’s and Ginkgo’s respective advisors, held a meeting to discuss the remaining issues in the draft merger agreement. From July 14, 2022 to July 20, 2022, Freshfields and Ropes & Gray continued to negotiate, and Zymergen and Ginkgo management teams continued to discuss, the terms of the draft merger agreement, which included Zymergen agreeing to Ginkgo’s proposal with respect to a provision expressly disclaiming any obligation by Ginkgo to agree to any remedy in order to obtain required antitrust clearances but, in the event the merger agreement were terminated from a failure to satisfy closing conditions related to antitrust clearances, Ginkgo would pay Zymergen a termination fee equal to 3% of Zymergen’s equity value.

On July 20, 2022, the Zymergen Board held a meeting with Zymergen management and representatives of Cowen and advisors from Freshfields participating. At the meeting, advisors from Freshfields reviewed with the Zymergen Board the remaining material open issue in the draft merger agreement. Representatives of Cowen then presented Cowen’s preliminary financial analyses of the July 13 Proposal and of Zymergen, noting various modifications made to the assumptions underlying Cowen’s financial analyses, given, among other things, Zymergen’s actual financial results for the quarter ended June 30, 2022 and the continued downward trend in stock prices of public comparable companies.

Over the course of July 21, 2022 and July 22, 2022, advisors from Freshfields and Ropes & Gray exchanged drafts of, and participated in calls to discuss, the draft merger agreement and the various ancillary documents, in coordination, respectively with Zymergen, Ginkgo and the Voting Agreement Stockholders. On July 22, 2022, in accordance with the directives of Zymergen and Ginkgo, representatives of Cowen and Allen & Company discussed a final proposed fixed exchange ratio of 0.9179 of a share of Ginkgo Class A Common Stock for each share of Zymergen Common Stock, representing approximately 5.25% pro forma ownership of Zymergen stockholders in Ginkgo after giving effect to the transaction and implying a value of $2.68 per share of Zymergen Common Stock.

On Saturday, July 23, 2022, the Zymergen Board held a meeting with Zymergen management, representatives of Cowen and advisors from Freshfields participating. Advisors from Freshfields reviewed with the Zymergen Board its fiduciary duties as directors of a Delaware public benefit corporation in connection with a potential sale of the company and discussed with the Zymergen Board the proposed final terms of the draft merger agreement and draft voting agreements. Representatives of Cowen then reviewed with the Zymergen Board Cowen’s financial analyses of the exchange ratio which would result in the stockholders of Zymergen owning 5.25% of Ginkgo after giving effect to the Merger, and rendered to the Zymergen Board an oral opinion that, as of July 23, 2022, and based upon and subject to the various assumptions, qualifications and limitations upon the review undertaken in preparing its opinion, the exchange ratio of 0.9179 to be received by the holders of Zymergen Common Stock in the Merger Agreement was fair, from a financial point of view, to the holders of Zymergen Common Stock (other than holders of certain excluded shares specified in the Merger Agreement). The oral opinion of Cowen was subsequently confirmed by the delivery of a written opinion delivered after the meeting, dated July 24, 2022. Additional information pertaining to the fairness opinion of Cowen is set forth in the section of this proxy statement/prospectus captioned “—Opinion of the Financial Advisor to Zymergen”.

The Zymergen Board further discussed the proposed merger agreement and various reasons and factors that members of the Zymergen Board considered in forming their view that Zymergen’s entry into the Merger Agreement was advisable, fair and in the best interests of Zymergen, its stockholders, those materially affected by Zymergen’s conduct, and the public benefit purpose of Zymergen. The Zymergen Board noted, among other things, (1) its belief in the strategic benefits of the Merger, (2) the macroeconomic risks in the market and industry, (3) Zymergen’s current and future liquidity needs and available capital, (4) Zymergen’s execution risks and uncertainties associated with achieving the Company Projections, (5) the exhaustive strategic alternatives review process that was undertaken and involved 110 potentially interested parties and the flexibility that such parties were given to bid on one or more of Zymergen’s businesses in order for Zymergen to seek the best strategic alternative for its stockholders, those materially affected by Zymergen’s conduct, and the public benefit purpose of Zymergen, (6) that Zymergen had executed confidentiality agreements with 18 parties to receive diligence information, (7) the offer from Ginkgo was the highest offer received for the acquisition of Zymergen, including as compared to the last proposal by Party A, (8) the fact that Zymergen would survive the Merger as a wholly owned subsidiary and a Delaware public benefit corporation with the same public benefit purpose as that of Zymergen prior to the Merger, (9) the cultural alignment between Zymergen and Ginkgo, including with respect to promoting Zymergen’s public benefit purpose, ESG initiatives, empowering their employees and considering various stakeholders (including as discussed at the Zymergen Board meeting on June 21, 2022), (10) that a transaction with Party A contained material risks and uncertainties given, among other things, the regulatory scrutiny and clearances that would be expected for such transaction, the lack of adequate information provided by Party A to support its proposal, and asset valuations, and address post-closing integration, operations and financial concerns, and certain litigation and other risks involving Party A affiliates, (11) the drawbacks and risks in executing a sale of parts or a carve-out transaction structure with multiple parties, including the timing to negotiate a multiparty transaction, (12) the risk of downward price adjustments over the course of lengthy negotiations and risk allocation among the multiple parties, (13) potential cross-conditionality and the confusion and uncertainty such process would create for Zymergen’s employees, (14) the Zymergen Board’s belief that the premium of approximately 34.0% to the unaffected stock price of Zymergen Common Stock on July 22, 2022 (the last trading day prior to an announcement of the signing of the Merger Agreement) was more favorable to stockholders than the likely value that would result from other potential alternatives available to Zymergen, including remaining independent and (15) the financial analyses presented by Cowen and the delivery of its opinion.

The Zymergen Board then, taking into account all of the foregoing and its previous meetings and presentations, including each of the matters set forth in the section of this proxy statement/prospectus captioned “—Zymergen Board Recommendation and Its Reasons for the Merger”, and after balancing the financial interests of Zymergen stockholders, those materially affected by Zymergen’s conduct and Zymergen’s specific public benefit purpose, unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger are advisable, fair and in the best interests of Zymergen, its stockholders, those materially affected by Zymergen’s conduct and the public benefit purpose of Zymergen, (2) declared it advisable to enter into the Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth therein; (3) approved the execution and delivery by Zymergen of the Merger Agreement, the performance by Zymergen of its covenants and other obligations thereunder, and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions set forth therein; (4) authorized and approved the Merger, upon the terms, and subject to the conditions, contained in the Merger Agreement, in accordance with the requirements of the DGCL; and (5) resolved to recommend that the stockholders of Zymergen adopt the Merger Agreement in accordance with the DGCL. In addition, the Zymergen Board approved the Voting Agreements, granted customary approvals, for purposes of Section 203 of the DGCL, with respect to the Merger Agreement and the Voting Agreements and, as permitted under the terms of the Merger Agreement, the Zymergen Board determined to waive all standstill provisions in the confidentiality agreements that Zymergen had entered into with interested parties as part of the

Zymergen Board’s strategic review process. Additional information pertaining to the recommendation of the Zymergen Board is set forth in the section of this proxy statement/prospectus captioned “—Zymergen Board Recommendation and Its Reasons for the Merger”.

The following day on Sunday, July 24, 2022, Zymergen, Ginkgo and Merger Sub executed and delivered the Merger Agreement and the related transaction documents (including the Voting Agreements entered into by the Voting Agreement Stockholders), and prior to the start of trading on July  25, 2022, Zymergen and Ginkgo issued a joint press release announcing the execution of the Merger Agreement.

Ginkgo’s Reasons for the Merger

After careful consideration, the Ginkgo Board unanimously (i) determined it to be advisable and fair to, and in the best interests of, Ginkgo and its stockholders to enter into the Merger Agreement and the Voting Agreements, and to consummate the transactions contemplated thereby (including the Merger); and (ii) approved and adopted the Merger Agreement and the Voting Agreements, and the transactions contemplated thereby (including the Merger).

In arriving at its determination, the Ginkgo Board held a number of meetings and consulted with Ginkgo’s management and its financial, accounting and legal advisors, and considered a number of positive factors in favor of the Merger Agreement and the Voting Agreements, and the transactions contemplated thereby (including the Merger), including but not limited to the following, which are not necessarily listed in order of importance:

•	the acquisition of Zymergen is expected to improve Ginkgo’s technical capabilities and value proposition to Ginkgo’s customers by:

•	supporting Ginkgo’s platform scaling efforts as a result of the addition of Zymergen’s automation and software teams and the integration of Zymergen’s technology portfolio;

•	lowering program costs as a result of potential operational scaling and efficiencies; and

•	improving outcomes for Ginkgo’s customers as a result of the addition of Zymergen’s database and analysis tools that can be used to design strains and experiments for Ginkgo’s customers;

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the anticipated ability of Ginkgo to manage pro forma operating expenses as the acquisition of Zymergen is expected to accelerate Ginkgo’s technical development plan and offset Ginkgo’s planned investments in headcount and equipment;

•	the potential value that may be unlocked in Zymergen’s product portfolio, including several materials assets in various stages of development as well as emerging drug discovery assets;

•	the expectation that structuring the Merger as an all-stock transaction will preserve Ginkgo’s existing balance sheet strength;

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the favorability of the Exchange Ratio relative to the exchange ratios historically implied by the relative trading prices of Ginkgo Class A Common Stock and Zymergen Common Stock over various periods and relative to the current assessment of the valuation of each company and of the expected synergies and other benefits of the Merger;

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the fact that, because the Exchange Ratio under the Merger Agreement will not be adjusted for changes in the market price of Ginkgo Class A Common Stock or Zymergen Common Stock, Ginkgo has greater certainty as to the number of shares of Ginkgo Class A Common Stock to be issued in the Merger;

•	the results of the due diligence investigation of Zymergen conducted by Ginkgo and its outside advisors;

•	the terms of the Merger Agreement, taken as a whole, as more fully described in the section of this proxy statement/prospectus captioned “The Merger Agreement” beginning on page 140, and the course of the negotiations of such terms, which terms included (not necessarily in order of relative importance) including:

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the nature of the representations, warranties and covenants provided by Zymergen, including with respect to certain restrictions on Zymergen’s operations during the period prior to the completion of the Merger;

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the nature of the closing conditions included in the Merger Agreement, including the condition that (i) Zymergen has not incurred or otherwise become liable for additional costs, expenses or liabilities with respect to its leased real property not contemplated by its real estate plan provided to Ginkgo prior to the execution of the Merger Agreement and (ii) certain specified litigation matters are not reasonably expected to result in future money damages payable by Zymergen or its subsidiaries (in excess of any applicable insurance deductible and coverage amounts), where, the aggregate of clauses (i) and (ii), exceed $25,000,000; and

•	the fact that Zymergen may be required to pay Ginkgo a termination fee of $10,000,000 under certain circumstances; and

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the increased likelihood of obtaining the requisite approval of Zymergen’s stockholders for the Merger due to the fact that the Voting Agreement Stockholders (who collectively beneficially own, in the aggregate, approximately 40% of the issued and outstanding shares of Zymergen Common Stock as of July 22, 2022, the last trading day before the public announcement of the Merger Agreement) have agreed to vote the shares of Zymergen Common Stock beneficially owned by them in favor of, among other things, the approval of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, and not to transfer, or enter into an agreement to transfer, their shares of Zymergen Common Stock, with certain limited exceptions.

The Ginkgo Board weighed the above factors against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the Voting Agreements, and the transactions contemplated thereby (including the Merger), including but not limited to the following, which are not necessarily listed in order of importance:

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the risk that, because the Exchange Ratio under the Merger Agreement will not be adjusted for changes in the market price of Ginkgo Class A Common Stock or Zymergen Common Stock, the then-current trading price of the shares of Ginkgo Class A Common Stock to be issued to Zymergen stockholders upon the consummation of the Merger could be significantly higher than the trading price prevailing at the time the Merger Agreement was entered into;

•	the risk that Zymergen’s financial performance may not meet Ginkgo’s expectations, including as a result of Zymergen’s cash burn prior to closing of the Merger and its real estate cost commitments;

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the risk of adverse outcomes of pending or threatened legal proceedings with respect to Zymergen, and the possibility that an adverse judgment could have a materially adverse effect on the business or operations of Ginkgo or Zymergen after the completion of the Merger;

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the risk that the Merger may not be completed or may be delayed despite the parties’ efforts, including the possibility that conditions to the parties’ obligations to complete the Merger may not be satisfied, and the potential resulting disruptions to Ginkgo’s and Zymergen’s businesses or any reduction in Zymergen’s available cash resulting from any delays to complete the Merger;

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the potential challenges in integrating the operations of Ginkgo and Zymergen and the risk that anticipated cost savings and operational efficiencies between the two companies, or other anticipated cost benefits of the Merger, might not be realized or might take longer to realize than expected;

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the possibility that despite the retention efforts of Ginkgo and Zymergen, certain key employees of Zymergen or Ginkgo might not choose to remain with Ginkgo through or following the completion of the Merger;

•	the possible diversion of management attention for an extended period of time during the pendency of the Merger and, following closing, the integration of the two companies;

•	the costs to be incurred in connection with the Merger, including those incurred regardless of whether the Merger is consummated; and

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the risks of the type and nature described in the sections of this proxy statement/prospectus entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” beginning on pages 24 and 82, respectively.

The Ginkgo Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the Merger outweighed the risks and uncertainties of the Merger.

The foregoing discussion of the information and factors that the Ginkgo Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Ginkgo Board considered. The Ginkgo Board collectively reached the conclusion to approve the Merger Agreement and the Voting Agreements, and the transactions contemplated thereby (including the Merger), in light of the various factors described above and other factors that the members of the Ginkgo Board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Ginkgo Board considered in connection with its evaluation, the Ginkgo Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Ginkgo Board. In considering the factors discussed above, individual directors may have given different weights to different factors.

The explanation of the factors and reasoning set forth above contain forward-looking statements that should be read in conjunction with the section of this proxy statement/prospectus entitled “Special Note Regarding Forward-Looking Statements” beginning on page 82.

Recommendation of the Zymergen Board and Zymergen’s Reasons for the Merger

After careful consideration, and after balancing the financial interests of Zymergen stockholders, those materially affected by Zymergen’s conduct, and Zymergen’s specific public benefit purpose, the Zymergen Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair and in the best interests of Zymergen, the stockholders of Zymergen, those materially affected by Zymergen’s conduct, and the public benefit purpose of Zymergen, (ii) declared it advisable to enter into the Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth therein; (iii) approved the execution and delivery by Zymergen of the Merger Agreement, the performance by Zymergen of its covenants and other obligations thereunder and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions set forth therein; (iv) agreed that the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, is authorized and approved in accordance with the requirements of the DGCL; and (v) resolved to recommend that the stockholders of Zymergen adopt the Merger Agreement in accordance with the DGCL.

The Zymergen Board unanimously recommends that you vote: (1) “FOR” the adoption of the Merger Agreement and (2) “FOR” the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement at the time of the Special Meeting.

Reasons for the Merger

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger, the Zymergen Board consulted with Zymergen’s management and its legal and financial advisors. In the course of making the determination that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair and in the best interests of Zymergen, the stockholders of Zymergen, those materially affected by Zymergen’s conduct, and the public benefit purpose of Zymergen and to recommend that stockholders adopt the Merger Agreement, the Zymergen Board considered numerous factors, including, among other things, those stated in the section captioned “—Background of the Merger” beginning on page 98 of this proxy statement/prospectus and the following material factors and benefits (not necessarily in order of relative importance) of the transactions contemplated by the Merger Agreement, including the Merger:

Aggregate Value and Composition of the Merger Consideration

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the fact that the exchange ratio of 0.9179 represented an implied value per Zymergen Common Stock of $2.68 based on the closing price of Ginkgo Class A Common Stock as of July 22, 2022 (the trading day immediately prior to the date of the announcement of the Merger), which represented a premium value for Zymergen’s stockholders, including:

•	a premium of 34.0% to the closing price of Zymergen Common Stock on July 22, 2022 (the last trading day immediately prior to the date of the announcement of the Merger);

•	a premium of 70.5% to the volume weighted average price (the “VWAP”) of Zymergen Common Stock during the 30 calendar days prior to July 22, 2022; and

•	a premium of 73.5% to the VWAP of Zymergen Common Stock during the 60 calendar days prior to July 22, 2022;

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the Zymergen Board’s belief that the value to be received by Zymergen stockholders under the Merger reflected a higher value than would be achieved under Zymergen’s standalone plan and higher than the offer received from Party A, the only other party that submitted an offer;

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that the fixed Exchange Ratio provides certainty to Zymergen’s stockholders as to their pro forma ownership of approximately 5.25% of the combined company, on a fully diluted basis, following completion of the Merger while providing Zymergen stockholders the opportunity to benefit from any increase in the trading price of Ginkgo Class A Common Stock before the closing of the Merger;

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that the stock consideration offers Zymergen’s stockholders the opportunity to participate in the potential value creation of the combined company (including any future appreciation in the value of Ginkgo Class A Common Stock), as well as any additional premium that may be realized in the event the combined company is sold to a third party in the future;

•	the Zymergen Board’s belief that the combined company has the ability to provide strong returns to stockholders over the long-term;

•	the support from each of the Voting Agreement Stockholders, three significant stockholders of Zymergen, in favor of the Merger; and

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the fact that Zymergen stockholders will be able to either retain the Ginkgo Class A Common Stock to be received in the Merger or, given the expected liquidity of the combined company’s stock, at their option, dispose of that stock.

Sale Process

•	the comprehensive sale process undertaken by Zymergen with the assistance of Cowen through which 41 strategic parties were contacted regarding a potential acquisition of Zymergen;

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the fact that eight parties (including Ginkgo and Party A) had been in active discussion with representatives of Cowen and/or Zymergen management as part of the process with respect to a potential acquisition of Zymergen;

•	the fact that two parties (Ginkgo and Party A) submitted proposals as part of the strategic alternatives review process;

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the fact that a parallel process was undertaken by Zymergen with the assistance of Cowen through which 59 financial parties were contacted regarding a possible carve-out transaction involving the financing and separation of the Zymergen automation business;

•	the fact that 22 financial parties received teaser materials with respect to a possible carve-out transaction involving the financing and separation of the automation business; and

•	the fact that Cowen discussed a PIPE with 10 potentially interested financial parties.

Impact on Those Materially Affected by Zymergen’s Conduct and Public Benefit Purpose Considerations

•	the fact that Zymergen would survive the Merger as a wholly owned subsidiary and a Delaware public benefit corporation with the same public benefit purpose as that of Zymergen prior to the Merger;

•	the fact that the Merger would potentially broaden the product mix and reach of Zymergen’s technology through Ginkgo’s platform;

•	the fact that Ginkgo values and empowers its employees by granting them Ginkgo Class B Common Stock that have ten times the voting power of Ginkgo Class A Common Stock;

•	the cultural alignment between Zymergen and Ginkgo, including a shared vision for using biology to change the way that physical materials impact the world;

•	Ginkgo’s stated intent to work with Zymergen on its retention plan and support the potential spin-outs of Zymergen’s advanced materials and drug discovery businesses; and

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the fact that Zymergen stockholders would be receiving stock in Ginkgo, which is a company that has implemented ESG initiatives that are similar to those of Zymergen, including that Ginkgo’s charter permits the Ginkgo Board to consider the effects of corporate actions on various stakeholders in addition to its stockholders.

Synergies and Strategic Considerations

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the Zymergen Board’s belief that the Merger will result in a leading synthetic biology company with enhanced scale and capabilities that will enable it to better address various execution risks and uncertainties and withstand industry challenges and macroeconomic risks;

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the Zymergen Board’s belief that the combined company’s business will have an enhanced financial profile and be better positioned to withstand challenges facing the synthetic biology industry with a stronger balance sheet, expected greater free cash flow and enhanced liquidity as compared with Zymergen on a standalone basis, as well as the potential for improved access to capital markets afforded to a larger public company;

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the Zymergen Board’s belief that the combined company will be able to achieve substantial synergies and be better positioned to meaningfully accelerate growth initiatives and pursue additional investment opportunities;

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the Zymergen Board’s belief that Ginkgo’s vision aligns with Zymergen’s stated vision and goals regarding partnering with nature to design, develop, and manufacture high-performance products more cleanly and with less waste than traditional chemicals and materials companies;

•	the Zymergen Board’s belief that Ginkgo’s platform provides strong complementary technology and cultural fit contributing to a more robust business than on a standalone basis; and

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the Zymergen Board’s belief that a transaction with Party A contained material risks and uncertainties due to, among other things, the regulatory scrutiny and clearances that would be expected for such transaction, the lack of adequate information provided by Party A to support its proposal, and asset valuations, and address post-closing integration, operations and financial concerns, and certain litigation and other risks involving Party A affiliates.

Standalone Considerations

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material and adverse developments in Zymergen’s business that the Zymergen management believed would pose significant challenges to Zymergen’s ability to execute on its strategic plan, including, among other challenges:

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emerging data on the total addressable market for foldable display applications, which indicated a smaller near-term market opportunity and a slower growth in such market demand than previously expected by Zymergen;

•	reassessments of customer demand, which indicated that prior forecasts by Zymergen’s commercial team had overestimated near-term demand; and

•	several key target customers encountered technical issues implementing Zymergen’s first product, Hyaline, into their manufacturing processes, which Zymergen subsequently discontinued.

•	the challenges generally presented by the rapidly evolving synthetic biology industry in which Zymergen competes were likely to remain present and persist following the COVID-19 pandemic;

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the risk that Zymergen may need to raise an additional $800 million in net cash (consisting of $851.0 million in projected gross cash raised from equity offerings from 2022 to 2026, net of 6% in projected underwriting discounts and commissions) from projected equity financings of Zymergen (the “Projected Equity Financings”) in order to execute on its strategic plan, which would result in substantial dilution to Zymergen’s stockholders;

•	the going concern risk that Zymergen faced as a standalone company with respect to its ability to obtain additional financing, including the Projected Equity Financings, on favorable terms;

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the fact that Zymergen commenced a search to identify a Chief Executive Officer, and that it is uncertain whether a qualified individual able to successfully oversee and execute on Zymergen’s standalone plan would be identified and/or hired in the near term or ever;

•	the potential disruption to Zymergen’s ability to execute on its strategic plan following the reduction in its workforce;

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that biopharmaceutical drug development is inherently uncertain, and that it is possible that none of the leads discovered using Zymergen’s platform that are further developed will receive marketing approval or become viable commercial products on a timely basis, or at all;

•	that adverse impacts of global economic or political conditions may affect Zymergen’s business; and

•	that the rapidly changing technology and extensive competition in the synthetic biology industry could make the products Zymergen is developing and producing obsolete or non-competitive.

Key Aspects of the Transaction

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the opinion of Cowen that was received by the Zymergen Board that, as of July 24, 2022, based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio to be received by the holders of Zymergen Common Stock in the Merger Agreement was fair, from a financial point of view, to the holders of Zymergen Common Stock (other than holders of certain excluded shares specified in the Merger Agreement), as further described under the heading “—Opinion of Financial Advisor to Zymergen” beginning on page 121 of this proxy statement/prospectus;

•	the likelihood that the Merger will be consummated and anticipated timing of closing;

•	the fact that the Merger Agreement was negotiated at arm’s length between Zymergen and Ginkgo, with the assistance of their respective advisors and supported by business and legal diligence review;

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consideration of other terms of the Merger Agreement, as more fully described in the section of this proxy statement/prospectus captioned “The Merger Agreement” beginning on page 140 and the course of the negotiations of such terms, which terms included (not in any relative order of importance):

•

the ability of Zymergen, under certain circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal, as further described under “The Merger Agreement—No Solicitation of Acquisition Proposals and Change of Recommendation” beginning on page 146 of this proxy statement/prospectus;

•

the ability of Zymergen, in certain circumstances, to terminate the Merger Agreement to enter into a Superior Proposal if the Zymergen Board determines in good faith that the failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable law. Termination of the Merger Agreement to enter into an alternative acquisition agreement with respect to a Superior Proposal is subject to Zymergen’s payment to Ginkgo of the Zymergen Termination Fee of $10,000,000, which the Zymergen Board believes is reasonable in light of the circumstances and not likely to deter any potential interested party from making a competing acquisition proposal;

•

the ability of the Zymergen Board, in certain circumstances, to change its recommendation to Zymergen’s stockholders regarding the Merger (for more information see “The Merger Agreement—No Solicitation of Acquisition Proposals and Change of Recommendation”);

•

the ability of Zymergen, if Ginkgo breaches the Merger Agreement or fails to complete the Merger when required to do so, to seek specific performance or monetary damages, subject to the terms and conditions in the Merger Agreement;

•

the Ginkgo Termination Fee of $10,000,000 if the Merger Agreement is validly terminated by Ginkgo or Zymergen due to a failure to obtain requisite regulatory approvals or in the event that a law or order restrains, enjoins or otherwise prohibits the Merger (solely to the extent arising from or relating to antitrust laws) and, at the time of such termination, (1) all other closing conditions of Ginkgo and Merger Sub have been satisfied or waived and (2) Zymergen’s action or failure to act has not been the primary cause of, or primarily resulted in, failure of closing conditions related to receipt of regulatory approvals to be satisfied; and

•

consideration of the terms of the Voting Agreements, which will terminate upon certain circumstances, including, among other things, (1) upon termination of the Merger Agreement, (2) the outside date under the Merger Agreement or (3) any change to the material terms of the Merger Agreement that reduces the consideration payable or changes the form of consideration to be received by stockholders or modifies the closing conditions in the Merger Agreement in a manner adverse to the interests of Zymergen stockholders.

The Zymergen Board also considered various risks and other countervailing factors related to entering into the Merger Agreement, including, among other things, the following (not necessarily in order of relative importance):

•

that the fixed exchange ratio will not be adjusted to compensate for changes in the price of Ginkgo prior to the consummation of the Merger, and the terms of the Merger Agreement do not include termination rights triggered by a decrease in the value of Ginkgo shares relative to the value of Zymergen shares (although the Zymergen Board determined that the exchange ratio was appropriate and the risks acceptable in view of the relative intrinsic values and financial performance of Zymergen and Ginkgo);

•

the amount of time it could take to complete the Merger, including, among other things, the fact that completion of the Merger depends on factors outside of Zymergen’s control, and that there can be no assurance that the conditions to the Merger will be satisfied even if the Merger Agreement is approved by Zymergen’s stockholders;

•

the provision with respect to Ginkgo’s efforts to obtain regulatory clearance, in which Ginkgo has no obligation under the Merger Agreement to: offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (1) the sale, divestiture, license or other disposition of any equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Ginkgo and Merger Sub, on the one hand, and the Zymergen and its subsidiaries, on the other hand or (2) any other restrictions on the activities of Ginkgo and Merger Sub or Zymergen and its subsidiaries;

•

the possibility that the Merger might not be consummated and that if the Merger is not consummated, (1) the price of Zymergen shares would likely decrease since the current market price may reflect a market assumption that the Merger will be consummated, (2) Zymergen, in certain circumstances, may be required to pay Ginkgo the Zymergen Termination Fee of $10,000,000, (3) Zymergen may experience difficulties in obtaining financing from changed perceptions regarding Zymergen’s competitive position, management, liquidity or other aspects of its business, (4) Zymergen may be unable to find a partner willing to engage in a similar transaction on terms as favorable as those set forth in Zymergen’s agreements with Ginkgo, (5) Zymergen stockholders and those materially affected by Zymergen’s conduct would not realize the anticipated benefits of the Merger and (6) the anticipated positive impact of the Merger on Zymergen’s public benefit purpose would not be realized;

•

the terms of Merger Agreement that restrict Zymergen’s ability to solicit alternative acquisition proposals from third parties and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative acquisition proposal, as further discussed under “The Merger Agreement—No Solicitation of Acquisition Proposals and Change of Recommendation” beginning on page 146 of this proxy statement/prospectus;

•

the fact that Zymergen has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether consummated and, if the Merger is not consummated, Zymergen will be required to pay its own expenses associated with the Merger and the fact that the Zymergen Board, senior management and other employees will have expended significant time and effort and will have experienced significant distractions from their work during the pendency of the Merger;

•	the potential for diversion of management attention and employee attrition;

•

the possible effects of the public announcement on, including, among other things, customers and business relationships, the price of Zymergen Common Stock and Zymergen’s ability to attract and retain key personnel during the pendency of the Merger;

•

the risk of litigation in connection with the Merger, and the fact that litigation in connection with transactions such as the transactions contemplated by the Merger Agreement is common and potentially costly;

•

the fact that completion of the Merger would require governmental and regulatory consents, approvals and clearances and the satisfaction of certain other closing conditions, including that the Zymergen stockholder approval has been obtained, that there is no order or legal restraint preventing the consummation of the Merger and that (1) Zymergen has not incurred or otherwise become liable for additional costs, expenses or liabilities with respect to its leased real property not contemplated by its real estate plan provided to Ginkgo prior to the execution of the Merger Agreement and (2) certain specified legal proceedings are not reasonably expected to result in future money damages payable by Zymergen or its subsidiaries (in excess of any applicable insurance deductible and coverage amounts), where, the aggregate of clauses (1) and (2) exceed $25,000,000, which are not entirely within Zymergen’s control;

•

the restrictions on the conduct of Zymergen’s business prior to the consummation of the Merger and the requirement that Zymergen conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent Zymergen from undertaking business opportunities that may arise before the completion of the Merger and that, absent the Merger Agreement, Zymergen might have pursued, as further discussed under “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 154 of this proxy statement/prospectus;

•

the difficulty and costs inherent in integrating diverse businesses and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the Merger might not be fully or timely realized;

•

the fact that Ginkgo is subject to outstanding legal proceedings with respect to securities matters and related inquiries, although such matters appear not to be material as stated by Ginkgo in its SEC filings; and

•

the risks of the type and nature described under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” beginning on pages 24 and 82, respectively, of this proxy statement/prospectus.

The Zymergen Board considered all of these factors and concluded as a whole that the uncertainties, risks and potentially negative factors relevant to the Merger were outweighed by the potential benefits that it expected the stockholders of Zymergen, those materially affected by Zymergen’s conduct and the public benefit purpose of Zymergen as a result of the Merger.

In considering the recommendations of the Zymergen Board, you should be aware that certain directors and officers of Zymergen have interests in the Merger that are in addition to, or different from, any interests they might have as stockholders. For more information, see “—Interests of Zymergen’s Directors and Executive Officers in the Merger” beginning on page 131 of this proxy statement/prospectus.

This discussion of the information and factors considered by the Zymergen Board includes the principal positive and negative factors considered by the Zymergen Board, but is not intended to be exhaustive and may not include all of the factors considered by the Zymergen Board. In view of the wide variety of factors considered by the Zymergen Board in connection with its evaluation of the Merger and the complexity of these matters, the Zymergen Board did not find it practicable to, and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger and to make its recommendations to Zymergen’s stockholders. Rather, the Zymergen Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Zymergen Board may have given differing weights to different factors. The explanation of the factors and reasoning set forth above contain forward-looking statements that should be read in conjunction with the section of this proxy statement/prospectus captioned “Special Note Regarding Forward-Looking Statements” beginning on page 82.

Opinion of Financial Advisor to Zymergen

Pursuant to an engagement letter dated May 6, 2022, Zymergen retained Cowen to act as its financial advisor in connection with certain potential transactions, including a possible sale of or other business combination involving Zymergen, and to render an opinion to the Zymergen Board as to the fairness, from a financial point of view, to the holders of Zymergen Common Stock, other than holders of Owned Company Shares, of the Exchange Ratio to be received by the stockholders of Zymergen pursuant to the terms of the Merger Agreement.

On July 23, 2022, Cowen delivered certain of its written analyses and its oral opinion to the Zymergen Board, subsequently confirmed in writing as of July 24, 2022, to the effect that, based upon and subject to the various assumptions, qualifications and limitations set forth therein, as of July 24, 2022, the Exchange Ratio to be received by the holders of Zymergen Common Stock in the Merger was fair, from a financial point of view, to the stockholders of Zymergen, other than holders of Owned Company Shares.

The full text of the written opinion of Cowen, dated July 24, 2022, is attached as Appendix E and is incorporated by reference. Holders of Zymergen Common Stock are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the Zymergen Board and are directed only to the fairness, from a financial point of view, of the Exchange Ratio to be received by the holders of Zymergen Common Stock in the Merger, other than holders of Owned Company Shares, and do not constitute an opinion as to the merits of the Merger or a recommendation to any stockholder or any other person as to how to vote on the Merger. The Exchange Ratio to be received by the holders of Zymergen Common Stock in the Merger was determined through negotiations between Zymergen and Ginkgo and not pursuant to any recommendation of Cowen.

In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	the Merger Agreement;

•	certain publicly available financial and other information for Zymergen, and certain other relevant financial and operating data furnished to Cowen by management of Zymergen;

•	certain publicly available financial and other information for Ginkgo;

•

certain internal financial analyses, financial forecasts, reports and other information concerning Zymergen prepared by the management of Zymergen (referred to in this section as the “Zymergen Forecasts”), as described under “—Certain Financial Information” below;

•	consensus estimates and financial projections in Wall Street analyst reports (together, referred to in this section as the “Wall Street Projections”) for each of Zymergen and Ginkgo;

•

discussions Cowen had with certain members of the management of Zymergen concerning the historical and current business operations, financial conditions and prospects of Zymergen and such other matters Cowen deemed relevant;

•	certain operating results of Zymergen as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

•	certain financial and stock market information for Zymergen and Ginkgo as compared with similar information for certain publicly traded companies Cowen deemed relevant;

•	certain financial terms of the Merger as compared to the financial terms of certain selected business combinations Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with Zymergen’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Zymergen or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verifications, the assessment of the management of Zymergen as to the existing products and services of Zymergen and the viability of, and risks associated with, the future products and services of Zymergen. In addition, Cowen did not conduct, nor assume any obligation to conduct, any physical inspection of the properties or facilities of Zymergen or Ginkgo. Cowen further relied upon

Zymergen’s representation that all information provided to it by Zymergen was accurate and complete in all material respects. Cowen, with Zymergen’s consent, assumed that the Zymergen Forecasts were reasonably prepared by the management of Zymergen on bases that reflected the best then currently available estimates and good faith judgments of such management as to the future performance of Zymergen, and that such Zymergen Forecasts and the Wall Street Projections utilized in Cowen’s analyses provided a reasonable basis for its opinion. Cowen expressed no opinion as to the Zymergen Forecasts, the Wall Street Projections or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen becomes aware after the date of its opinion.

Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Zymergen since the date of the last financial statements made available to it. Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Zymergen, nor was Cowen furnished with these materials. In addition, Cowen did not evaluate the solvency or fair value of Zymergen, Ginkgo or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement or the Merger, as to which Cowen assumed that Zymergen and the Zymergen Board had received such advice from legal, tax, accounting and regulatory advisors as each had determined appropriate. Cowen’s opinion addressed only the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of Zymergen, other than holders of Owned Company Shares. Cowen expressed no view as to any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including the fairness or other implication of the Exchange Ratio or the Merger to the interests of those materially affected by the Merger (including customers, employees, partners, and the communities in which Zymergen operates), or the public benefit or benefits identified in the Company’s certificate of incorporation. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and Cowen expressly disclaims any responsibility to do so.

Cowen did not consider any potential legislative or regulatory changes being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger would be satisfied without waiver thereof. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions would be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. Cowen assumed that the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable state or federal statutes, rules and regulations.

Cowen’s opinion is intended for the benefit and use of the Zymergen Board in its consideration of the financial terms of the Merger. Cowen’s opinion does not constitute a recommendation to any stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Cowen expresses no opinion as to what the value, price or trading range of the shares of Ginkgo Class A Common Stock actually will be following the consummation of the Merger. Cowen has not been requested to opine as to, and its opinion does not in any manner address, the value of Ginkgo or of the shares of Ginkgo Class A Common Stock to be issued to the holders of Zymergen Common Stock in the Merger. Cowen has not been requested to opine as to, and its opinion does not in any manner address, Zymergen’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to other business strategies or transactions that might be available to Zymergen. In addition, Cowen has not been requested to opine as to, and its opinion does not in any manner address, the fairness of the amount or the nature of the compensation to any of Zymergen’s officers, directors or employees, or any class of such persons, relative to the compensation to the public stockholders of Zymergen.

Summary of Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Zymergen the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Zymergen. No limitations were imposed by the Zymergen Board with respect to the investigations made or procedures followed by Cowen in rendering its opinion.

Select Public Companies Analysis. To provide contextual data and comparative market information, Cowen compared selected operating and financial data and multiples for Zymergen to the corresponding financial data and multiples of certain other companies (which we refer to in this section as the “selected companies”) whose securities are publicly traded and that Cowen believed, in the exercise of its professional judgment and experience, have one or more businesses or operating characteristics similar to Zymergen. These companies were:

•	Amyris, Inc.

•	Berkeley Lights, Inc.

•	Codex DNA, Inc.

•	Codexis, Inc.

•	Twist Bioscience Corporation

The data and multiples reviewed by Cowen included the market capitalization of common stock, based on fully-diluted shares outstanding (calculated using the treasury stock method, which takes into account outstanding in-the-money stock options, restricted stock units and non-vested stock, all as provided by Zymergen management), plus total debt less cash and cash equivalents (which we refer to in this section as “enterprise value”), of each of the selected companies, as a multiple of revenue, calculated on a forecasted basis for the calendar years 2022 and 2023 (which we refer to in this section as “2022E Revenue” and “2023E Revenue”, respectively) based on public filings and S&P Global Market Intelligence consensus estimates for the selected companies.

The following table presents the multiples of enterprise value to 2022E Revenue and 2023E Revenue for the selected companies. The information in the table is based on the closing stock prices of the selected companies as of July 22, 2022 (the last day of trading prior to the meeting of the Zymergen Board to adopt the Merger Agreement and approve the Merger).

	Low(1)	Mean	Median	High
Enterprise Value as a multiple of 2022E Revenue	0.00x	3.43x	2.86x	9.41x

Enterprise Value as a multiple of 2023E Revenue	0.00x	2.78x	2.12x	7.15x

(1)	Negative multiples are treated as if they are a 0.00x multiple.

Based upon the information presented above, Cowen’s experience in the synthetic biology and specialty chemical industry and its professional judgment, Cowen applied a reference multiple range equal to the low and median multiples, rounded up to the nearest 0.25x, observed in Cowen’s review of the selected companies to Zymergen’s revenue, calculated on a forecasted basis for calendar years 2022 and 2023, based on the Zymergen Forecasts, to calculate an implied enterprise value reference range for Zymergen. Cowen then subtracted total debt of $55.2 million and added cash and cash equivalents of $337.0 million, each as of March 31, 2022, plus an additional $800.0 million in net cash (consisting of $851.0 million in projected gross cash raised from equity offerings from 2022 to 2026, net of 6% in projected underwriting discounts and commissions) from the projected equity financings of Zymergen (the “Projected Equity Financings”) included on the low end of the range, to derive an implied equity value reference range for Zymergen. The figures in the implied equity value reference range for Zymergen were then divided by the number of fully-diluted shares outstanding as of July 15, 2022 (calculated utilizing the same methodology as described above in the select public companies analysis), plus an additional 472.8 million shares to be issued in the Projected Equity Financings included on the low end of the range, to calculate a reference range of implied equity values per share of Zymergen Common Stock. This analysis resulted in (i) the ranges of implied per share equity values of Zymergen Common Stock set forth in the table below, as compared to the implied merger consideration of $2.68 per share of Zymergen Common Stock derived from the exchange ratio of 0.9179 and the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, and (ii) the ranges of implied exchange ratios, based on the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, set forth in the table below, as compared to the exchange ratio of 0.9179.

	Reference Multiple Range(1)	Implied Value per Fully-Diluted Share	Implied Exchange Ratio
Implied Enterprise Value as a multiple of 2022E Revenue	0.00x-3.00x	$1.85-$3.02	0.6335x-1.0328x

Implied Enterprise Value as a multiple of 2023E Revenue	0.00x-2.25x	$1.85-$4.14	0.6335x-1.4183x

(1)	Negative multiples are treated as if they are a 0.00x multiple.

Although the selected companies were used for comparison purposes, none of those companies is directly comparable to Zymergen. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies or Zymergen to which they are being compared.

Selected Transactions Analysis. Cowen reviewed the financial terms, to the extent publicly available based on public filings, press releases and Wall Street consensus estimates as of July 22, 2022, of seven transactions

(which we refer to in this section as the “selected transactions”) involving the acquisition of companies in the synthetic biology and specialty chemical industry and which Cowen believed, in the exercise of its professional judgment and experience, have one or more businesses or operating characteristics that Cowen deemed relevant. These transactions and the dates announced were:

Announcement Date	Target	Acquiror
May 6, 2016	Air Products, Inc. (PMD)	Evonik Industries AG
December 9, 2016	Huber Silica	Evonik Industries AG
November 8, 2018	PeroxyChem Holding Company	Evonik Industries AG
August 26, 2020	Porocel Group	Evonik Industries AG
December 18, 2020	Microbiome Labs	Novozymes AS
November 9, 2021	Eton Bioscience Inc.	Codex DNA, Inc.
November 30, 2021	Synergia Life Sciences Pte. Ltd.	Novozymes AS

The data and multiples reviewed by Cowen included the implied enterprise value paid in each of the selected transactions as a multiple of the target company’s revenue for the latest twelve months prior to the announcement of the applicable selected transaction (which we refer to in this section as “LTM Revenue”).

The following table presents the multiple of implied enterprise value to LTM Revenue for the selected transactions, based on public filings, press releases and Wall Street consensus estimates as of July 22, 2022:

	Low	25th Percentile	Median	Mean	75th Percentile	High
Implied Enterprise Value as a multiple of LTM Revenue	1.90x	2.10x	2.13x	4.18x	6.25x	11.11x

Based upon the information presented above, Cowen’s experience in the synthetic biology and specialty chemical industry and its professional judgment, Cowen applied a selected multiple range of 2.00x to 6.25x (which corresponds to the low and seventy-fifth percentile multiple, rounded up to the nearest 0.25x, observed in Cowen’s review of the selected transactions) to Zymergen’s revenue, estimated by the management of Zymergen for the twelve-month period ended on June 30, 2022 (which we refer to in this section as “Q2 2022E LTM Revenue”), to calculate an implied enterprise value reference range for Zymergen. Cowen then subtracted total debt of $0 and added cash and cash equivalents of $213.6 million, each as of June 30, 2022 and as estimated by Zymergen management, to derive an implied equity value reference range for Zymergen. The figures in the implied equity value reference range for Zymergen were then divided by the number of fully-diluted shares outstanding as of July 15, 2022 (calculated utilizing the same methodology as used in the above select public companies analysis), to calculate a reference range of implied equity values per share of Zymergen Common Stock. This analysis resulted in (i) the range of implied per share equity values of Zymergen Common Stock set forth in the table below, as compared to the implied merger consideration of $2.68 per share of Zymergen Common Stock derived from the exchange ratio of 0.9179 and the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, and (ii) the range of implied exchange ratios, based on the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, set forth in the table below, as compared to the exchange ratio of 0.9179.

	Reference Multiple Range	Implied Value per Fully-Diluted Share	Implied Exchange Ratio
Implied Enterprise Value as a multiple of Q2 2022E LTM Revenue	2.00x-6.25x	$2.15-$2.65	0.7349x-0.9081x

Although the selected transactions were used for comparison purposes, none of those transactions is directly comparable to the Merger, and none of the companies party to any of the selected transactions is directly comparable to Zymergen. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or Zymergen to which they are being compared.

Discounted Cash Flow Analysis. Cowen estimated a range of implied per share equity values for the shares of Zymergen Common Stock based upon the discounted present value of Zymergen’s forecasted unlevered free cash flows for the six-month period ending December 31, 2022 and for the fiscal years ending December 31, 2023 through December 31, 2031, each as provided by the management of Zymergen as part of the Zymergen Forecasts, and the discounted terminal value of Zymergen based on a range of perpetuity growth rates of 3% to 5% applied to Zymergen’s 2031 forecasted revenue and EBITDA, as provided by the management of Zymergen as part of the Zymergen Forecasts, and assuming a transaction closing date of June 30, 2022. Unlevered free cash flow was calculated by taking projected earnings before interest expense and income taxes, including the burden of stock-based compensation expense, and subtracting from this amount projected taxes, capital expenditures and changes in working capital and adding back projected depreciation and amortization. These analyses were based upon certain assumptions described by, projections supplied by, and discussions held with the management of Zymergen. In performing these analyses, Cowen utilized discount rates ranging from 18.75% to 20.75%, which were selected based on an estimate of Zymergen’s weighted average cost of capital determined by applying the capital asset pricing model, which was derived based on Cowen’s experience and professional judgement and included assumptions regarding after-tax cost of debt, market risk premium, equity size premium, risk free rate, beta and debt to total capitalization. Cowen then subtracted total debt of $0 and added cash and cash equivalents of $213.6 million, each as of June 30, 2022 and as estimated by Zymergen management, plus an additional $800,000,000 in net cash proceeds from the Projected Equity Financings, to derive an implied equity value reference range for Zymergen. The figures in the implied equity value reference range for Zymergen were then divided by the number of fully diluted shares outstanding as of July 15, 2022 (calculated utilizing the same methodology as used in the above select public companies analysis), plus an additional 472.8 million shares to be issued in the Projected Equity Financings, to calculate a reference range of implied equity values per share of Zymergen Common Stock. In performing this analysis, Cowen also calculated the discounted present value of Zymergen’s estimated federal net operating loss carryforwards, as provided by the management of Zymergen as part of the Zymergen Forecasts, utilizing a discount rate of 19.75%, which was selected based on Zymergen’s estimated cost of equity of 19.81%, rounded to the nearest 0.25%.

This analysis resulted in (i) a range of implied approximate equity values per share of Zymergen Common Stock of $1.84 to $2.26 per share ($2.40 per share including the discounted present value of Zymergen’s estimated federal net operating loss carryforwards), as compared to the implied merger consideration of $2.68 per share of Zymergen Common Stock derived from the exchange ratio of 0.9179 and the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, and (ii) a range of implied exchange ratios, based on the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, of 0.6300x to 0.7754x (0.8227x including the discounted present value of Zymergen’s estimated federal net operating loss carryforwards), as compared to the exchange ratio of 0.9179.

Other Factors. Cowen also noted certain other factors with respect to Zymergen, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

52 Week High / Low. Cowen reviewed the trading prices of the shares of Zymergen Common Stock during the 52-week period prior to July 22, 2022, noting that the low and high closing prices during such period ranged from $1.12 to $39.87 per share of Zymergen Common Stock. These figures implied a reference range of low and high exchange ratios, based on the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, of 0.3836x to 13.6541x.

Present Value of Analyst Price Targets. Cowen reviewed three public market trading price targets for the shares of Zymergen Common Stock prepared and published during the preceding twelve-month period by three equity research analysts that were publicly available as of July 22, 2022. These price targets reflected the analysts’ estimates of the future public market trading price of the shares of Zymergen Common Stock at the time such price targets were published. As of July 22, 2022, the undiscounted range of price targets of such equity research analysts per share of Zymergen Common Stock was $2.00 to $4.00. Cowen calculated the present value of this range of selected equity research analyst price targets by applying a discount rate of 19.81%, which was selected based on Zymergen’s estimated cost of equity, which resulted in a range of present values of $1.67 to $3.34 per share of Zymergen Common Stock and a range of implied exchange ratios, based on the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, of 0.5717x to 1.1434x.

Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of Zymergen Common Stock, and these target prices and the analysts’ earnings estimates on which they are based are subject to risk and uncertainties, including factors affecting the financial performance of Zymergen and future general industry and market conditions.

General

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Zymergen Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Zymergen and Ginkgo, as applicable. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Zymergen, Ginkgo, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Zymergen Board in making its decision to approve the Merger Agreement and enter into the Merger and should not be considered as determinative of such decision.

Cowen was selected by Zymergen to render an opinion to the Zymergen Board because of Cowen’s reputation, expertise, industry experience, prior relationship with Zymergen and familiarity with Zymergen’s business and strategic objectives. Cowen is a nationally recognized investment banking firm and, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Cowen is providing financial services for Zymergen for which it will receive customary fees, as described in more detail below. In addition, in the ordinary course of its business, Cowen and its affiliates may trade the equity securities of Zymergen and Ginkgo for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to Zymergen, Ginkgo or their respective affiliates, including serving as a financial advisor on potential acquisitions and as an underwriter on equity offerings, and have received and may in the future receive fees for the rendering of such services. In the two years preceding the date of its opinion, Cowen has received approximately $4.98 million in fees from services provided to Zymergen, which included Cowen’s service as a book-running manager for Zymergen’s initial public offering. In the two years preceding the date of its opinion, Cowen has not received any fees from services provided to Ginkgo, although during those two years Cowen served as capital markets advisor to SRNG in connection with the de-SPAC business combination involving Ginkgo and SRNG and received fees totaling approximately $2 million in connection with that engagement. The issuance of Cowen’s opinion was approved by Cowen’s fairness opinion review committee.

Pursuant to the Cowen engagement letter, if the Merger is consummated, Cowen will be entitled to receive a transaction fee in an amount currently estimated to be approximately $4.2 million (provided, that the final actual fee will be determined on the basis of the volume-weighted average closing market prices of Ginkgo Class A Common Stock on each of the fifteen trading days prior to the closing of the Merger, and, accordingly, the final fee may vary significantly from this estimate). Zymergen has also agreed to pay a fee of $1,000,000 to Cowen for rendering its opinion, which fee shall be credited against any transaction fee paid. Additionally, Zymergen has agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between Zymergen and Cowen, and the Zymergen Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the completion of the Merger.

Certain Unaudited Prospective Financial Information of Zymergen

Zymergen does not, as a matter of general practice, publicly disclose financial projections due to the difficulty of predicting Zymergen’s results. Zymergen is especially wary of making such projections for extended periods into the future due to, among other reasons, the unpredictability of the underlying assumptions and estimates, though the Zymergen has in the past provided investors with limited financial guidance covering limited areas of its expected financial performance. However, in connection with Zymergen’s review of strategic alternatives, including a potential sale, during April 2022, Zymergen provided the Zymergen Board and Cowen with certain non-public, unaudited prospective financial information prepared by Zymergen management for the fiscal years ending 2022 through 2031 based on its best estimates and expectations at the time. This prospective financial information was also provided to (i) prospective bidders who participated in the sale process in connection with their due diligence review of a possible transaction, (ii) Cowen, as directed by Zymergen’s management and as approved by the Zymergen Board, for its use and reliance as the basis for the financial analyses conducted by Cowen and opinion summarized below under the section of this proxy statement captioned “The Merger—Opinion of Financial Advisor to Zymergen” and (iii) the Zymergen Board in its review of potential strategic alternatives and in connection with approving the Merger Agreement and the Merger.

A summary of the above mentioned prospective financial information from April 2022 (the “Zymergen Projections”) is disclosed below only to provide stockholders of Zymergen with access to certain prospective financial information concerning Zymergen that was made available to the Zymergen, Cowen, and prospective bidders, as described herein. The Zymergen Projections were not prepared with a view toward public disclosure, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Zymergen Projections included herein.

The Zymergen Projections included in this proxy statement/prospectus are the responsibility of Zymergen’s management. The Zymergen Projections represent Zymergen’s reasonable estimates and good faith judgments as to the future growth and financial performance of Zymergen, including forecasts of revenues and EBITDA, that Zymergen believed were reasonable at the time the Zymergen Projections were prepared, taking into account relevant information available at the time. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. Although a summary of the Zymergen Projections is presented with numerical specificity, it reflects numerous assumptions and estimates made by Zymergen’s management, including assumptions and estimates with respect to future industry performance, general business, economic, regulatory, litigation, market and financial conditions, and matters specific to Zymergen’s business, all of which are difficult to predict and many of which are beyond Zymergen’s control. The Zymergen Projections reflect the subjective judgment of Zymergen’s management in many respects and, thus, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Zymergen Projections constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including the factors described under the section of this proxy statement/prospectus captioned “Special Note Regarding Forward-Looking Statements”, Zymergen’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the reports filed by Zymergen with the SEC, including Zymergen’s most recent filings on Forms 10-K and 10-Q. There can be no assurance that the Zymergen Projections would be realized or that actual results would not be significantly higher or lower than forecast. In particular, the Zymergen Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Since the Zymergen Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year.

The Zymergen Projections include certain non-GAAP measures because Zymergen believed such measures would be useful to the Zymergen Board in evaluating the prospects of Zymergen. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, including net income from continuing operations. Zymergen’s calculations of these non-GAAP measures may differ from others in its industry and are not necessarily comparable with information presented under similar sounding captions used by other companies.

The Zymergen Projections were not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Such financial measures used in the Zymergen Projections were relied upon by Cowen, with Zymergen’s consent, for purposes of its opinion and by the Zymergen Board in connection with its consideration of the Merger. In addition, the Zymergen Projections are unaudited and neither Zymergen’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Zymergen Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Zymergen Projections.

The inclusion of the Zymergen Projections should not be regarded as an admission or representation that the Zymergen Board, Zymergen, Zymergen’s management, Cowen, any of their respective advisors or any other person considered, or now considers, the forecasts to be necessarily predictive of actual future events. Zymergen has made no representation to Ginkgo or Merger Sub in the Merger Agreement or otherwise, concerning the Zymergen Projections. The Zymergen Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Zymergen contained in this proxy statement and Zymergen’s public filings with the SEC.

No representation or warranty was made in the Merger Agreement concerning prospective financial information, including the Zymergen Projections. The Zymergen Projections should only be evaluated in conjunction with the historical financial statements and other information regarding Zymergen contained in its public filings with the SEC.

The Zymergen Projections in this proxy statement/prospectus do not take into account any conditions, circumstances or events occurring after the date they were prepared, including the Merger and the other transactions contemplated by the Merger Agreement. Zymergen does not intend to update or otherwise revise the Zymergen Projections to reflect any condition, circumstance or event existing after the date they were prepared or to reflect the occurrence of any future event (including any failure of the Merger or the other transactions contemplated by the Merger Agreement to occur), even in the event that any or all of the assumptions underlying the Zymergen Projections are in error or are no longer appropriate. In light of the foregoing factors and uncertainties inherent in the Zymergen Projections, readers of this proxy statement are cautioned not to place undue reliance on the summary of the Zymergen Projections set forth below.

(in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Revenue	$18.6	$81.0	$147.0	$292.5	$471.3	$755.9	$1,066.6	$1,436.5	$1,923.8	$2,435.6
Gross Profit	$(8.1)	$28.0	$56.9	$119.3	$200.6	$317.7	$442.5	$611.4	$860.3	$1,094.4
Less: Research & Development	$(132.2)	$(131.9)	$(139.7)	$(147.5)	$(155.3)	$(163.2)	$(173.4)	$(183.8)	$(193.8)	$(203.5)
Less: General & Administrative Expenses(1)	$(96.8)	$(82.5)	$(88.5)	$(98.6)	$(95.2)	$(104.4)	$(115.9)	$(126.5)	$(136.8)	$(147.0)
Less: Sales & Marketing	$(16.7)	$(19.8)	$(22.8)	$(36.9)	$(51.2)	$(65.4)	$(83.2)	$(101.2)	$(119.4)	$(137.4)
EBIT (After Stock-Based Compensation Expense)	$(253.8)	$(206.2)	$(194.1)	$(163.7)	$(101.1)	$(15.3)	$70.0	$199.9	$410.3	$606.5
Add: Depreciation & Amortization	$25.3	$17.3	$18.5	$20.7	$8.6	$8.7	$9.9	$9.9	$9.9	$9.9
EBITDA (After Stock-Based Compensation Expense)	$(228.5)	($188.9)	$(175.6)	$(143.0)	$(92.5)	$(6.6)	$79.9	$209.8	$420.2	$616.4
Less: Tax Provision (25%)(2)	—	—	—	—	—	—	$(17.5)	$(49.9)	$(102.4)	$(151.3)
Less: Capital Expenditures	$(57.6)	$(7.3)	$(3.3)	$(8.0)	$(8.0)	$(8.0)	$(8.0)	$(8.0)	$(8.0)	$(8.0)
Less: Changes in Net Working Capital	$5.4	$(6.7)	$(6.4)	$(12.3)	$(18.9)	($33.4)	$(36.9)	$(45.7)	$(65.9)	$(66.1)
Unlevered Free Cash Flow	$(280.7)	$(202.9)	$(185.3)	$(163.3)	$(119.4)	$(48.0)	$17.5	$106.2	$243.9	$391.0

(1)	Includes stock-based compensation expense, restructuring costs and depreciation and amortization.
(2)	2022E to 2031E projections exclude benefit of net operating losses.

Interests of Zymergen’s Directors and Executive Officers in the Merger

In considering the recommendation of the Zymergen Board to adopt the Merger Agreement, Zymergen stockholders should be aware that Zymergen’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Zymergen stockholders generally. The Zymergen Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger), and in recommending to Zymergen stockholders that the Merger Agreement be approved. The names of each person who has been an executive officer or a member of the Zymergen Board since the beginning of Zymergen’s 2021 fiscal year are set forth below:

•	Zymergen’s current non-employee directors are Sandra E. Peterson, Steven Chu, Travis Murdoch, Matthew A. Ocko, Rohit Sharma and Christine M. Gorjanc.

•

Zymergen’s current executive officers are (i) Jay Flatley, Chairman and Acting Chief Executive Officer, (ii) Enakshi Singh, Chief Financial Officer, (iii) Zach Serber, Chief Science Officer, and (iv) Mina Kim, Chief Legal Officer. Ms. Kim and Dr. Serber will separate from employment with Zymergen effective September 26, 2022, for Ms. Kim, and effective September 22, 2022 for Dr. Serber. Dr. Serber is expected to remain on the Zymergen Board following his separation from employment.

•

Josh Hoffman (former Chief Executive Officer), Jed Dean (former Vice President of Operations) and Aaron Kimball (former Chief Technology Officer) separated from Zymergen in August 2021, October 2021, and April 2022, respectively.

Insurance and Indemnification of Directors and Executive Officers

Ginkgo has agreed to cause the Surviving Corporation, to honor and fulfill the obligations of Zymergen pursuant to any existing indemnification agreements in favor of Zymergen or its subsidiaries’ current or former directors and officers as of the date of the Merger Agreement (collectively “Indemnified Persons”). For six years after the Effective Time, the Surviving Corporation will cause its organizational documents to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as those provisions provided for by Zymergen’s organizational documents. Such obligations will not be amended or repealed for a period of six years from and after the Effective Time, except as required by applicable law.

For six years from and after the Effective Time, the Surviving Corporation will, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with Zymergen or its subsidiaries in effect on the date of the Merger Agreement, indemnify and hold harmless each Indemnified Person against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, penalties, fines, losses, claims, damages, liabilities or settlement amounts incurred in connection with any claim or legal proceeding arising out of the Indemnified Person’s role as a director, officer, employee or agent of Zymergen or its subsidiaries, including any matters arising in connection with the Merger, regardless of whether such action or omission happened prior to or after the Effective Time. If an Indemnified Person delivers to Ginkgo a written notice asserting a claim for indemnification pursuant to the terms described in the Merger Agreement, then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully resolved. The Surviving Corporation must also advance expenses (including reasonable attorneys’ fees, costs and expenses) incurred by an Indemnified Person in relation to such claims or proceedings, provided that such person must repay all advanced amounts if it is determined by final judicial decision that such person is not entitled to be indemnified for such expenses. None of Ginkgo, the Surviving Corporation nor any of their respective Affiliates will settle any such claim or proceeding for which indemnification is sought unless such settlement includes an unconditional release of liability for the Indemnified Person or Persons.

For six years from and after the Effective Time, the Surviving Corporation will, and Ginkgo will cause the Surviving Corporation to, maintain Zymergen’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Time on terms that are substantially equivalent in the aggregate to the existing terms. However, the annual premiums of such policies may not exceed 300% of the amount Zymergen paid for coverage in its last full fiscal year. If such insurance coverage cannot be maintained for such cost, the Surviving Corporation will obtain a policy with the greatest coverage available at such cost. Prior to the Effective Time, Zymergen may purchase a prepaid “tail” policy, so long as such policy does not exceed 300% of the amount Zymergen paid for coverage in its last full fiscal year. If Zymergen decides to purchase such “tail” policy, the Surviving Corporation will (and Ginkgo will cause the Surviving Corporation to), maintain the policy as long as it is in effect.

In the event Ginkgo or the Surviving Corporation (or any of their respective successors or assigns) (i) consolidates with or merges into any other person and Ginkgo or the Surviving Corporation is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then Ginkgo or the Surviving Corporation, as applicable, shall make proper provisions so that the successors and assigns of Ginkgo or the Surviving Corporation will assume the indemnification obligations set forth above and in the Merger Agreement.

None of the indemnification obligations contemplated above can be terminated or amended in any manner that adversely affects any Indemnified Person without prior written consent of such affected Indemnified Persons. Nothing in the Merger Agreement is intended to impair the right to any director and officer insurance claims with respect to Zymergen or any of its subsidiaries.

Treatment of Outstanding Equity Awards

Zymergen Stock Options

At the Effective Time, each Zymergen Stock Option with an exercise price per share less than the Merger Consideration Value that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive a number of shares of Ginkgo Class A Common Stock equal to the Option Consideration Value with respect to such Zymergen Stock Option divided by the Ginkgo Trading Price, and cash in lieu of any fractional share, without interest. Each Zymergen Stock Option with an exercise price per share equal to or greater than the Merger Consideration Value will be cancelled for no consideration.

Zymergen RSUs

At the Effective Time, each vested Zymergen RSU that is outstanding as of immediately prior to the Effective Time (including after giving effect to any acceleration of vesting to which such Zymergen RSU is entitled as of immediately prior to the Effective Time as disclosed to Ginkgo) will be cancelled and converted into and will become a right to receive the Merger Consideration for each such Zymergen RSU and cash in lieu of any fractional share, without interest.

At the Effective Time, each Zymergen RSU outstanding as of immediately prior to the Effective Time that is unvested will be cancelled and converted into a restricted stock unit award of Ginkgo (such restricted stock units, “Ginkgo RSUs”) with respect to the number of shares of Ginkgo Class A Common Stock that is equal to the product of (i) the number of shares of Zymergen Common Stock subject to such unvested Zymergen RSU as of immediately prior to the Effective Time and (ii) the Merger Consideration, rounded down to the nearest whole share, which such Ginkgo RSU will be subject to the same vesting terms and conditions applicable to the Zymergen RSU to which it relates as of immediately prior to the Effective Time, including any applicable vesting acceleration provisions in connection with such holder’s termination of employment of service, but otherwise will be subject to the terms and conditions of the Ginkgo 2021 Plan.

All Zymergen Stock Options and Zymergen RSUs held by non-employee directors of Zymergen will become vested as of the Effective Time pursuant to Zymergen’s non-employee director policy. Potential accelerated vesting of Zymergen Stock Options and Zymergen RSUs held by the executive officers of Zymergen is described in more detail below.

Equity Interests of Zymergen’s Directors and Executive Officers

The following table sets forth, for each person who has been an executive officer or a member of the Zymergen Board since the beginning of Zymergen’s 2021 fiscal year, the number of shares of Zymergen Common Stock subject to his or her Zymergen Stock RSUs that are unvested as of August 31, 2022, and an assumed price per share of Zymergen Common Stock of $2.42 (which is the average closing price per share of Zymergen Common Stock as reported on Nasdaq over the five consecutive trading days following the first public announcement of the transaction on July 25, 2022).

	Zymergen RSUs (Unvested)(1) (2)
Name	Number of Shares (#)	Value ($)
Enakshi Singh	293,653	710,640
Steven Chu	50,000	121,000
Jay Flatley	—	—
Christine M. Gorjanc	50,000	121,000
Mina Kim	277,833	672,356
Travis Murdoch	50,000	121,000
Matthew A. Ocko	—	—
Sandra E. Peterson	50,000	121,000
Zach Serber	173,333	419,466
Rohit Sharma	—	—

(1)

Messrs. Hoffman, Dean and Kimball do not hold any outstanding unvested equity awards. For additional information regarding the security ownership of Zymergen’s directors and officers see the section entitled “Beneficial Stock Ownership of Zymergen Directors, Executive Officers and Certain Holders of Zymergen Common Stock” beginning on page 93.

(2)

Based on the assumptions above related to the value of Zymergen Common Stock, unvested and vested Zymergen Stock Options held by the directors and executive officers of Zymergen have an exercise price that is in excess of the assumed per share value of $2.42 and would be cancelled for no consideration immediately prior to the Effective Time. As a result, such Zymergen Stock Options are not reflected in the table above. If the actual Merger Consideration Value exceeds the exercise price of any Zymergen Stock Option held by a director or executive officer of Zymergen, such Zymergen Stock Option would be cancelled and converted into the right to receive the consideration described above in the section entitled “Treatment of Outstanding Equity Awards—Zymergen Stock Options” beginning on page 141.

Executive Officer Employment Agreements

Each executive officer of Zymergen other than Mr. Flatley has entered into an employment agreement with Zymergen which provides that, in the event that the executive officer’s employment with Zymergen is terminated by the company without cause or by the executive officer for good reason at any time during the period (i) commencing on the date of the execution of a definitive agreement to effect a change in control of Zymergen, if the change in control occurs within 12 months from such date of termination of employment, and (ii) ending 12 months following the change in control, then the executive officer will become entitled to (x) a cash lump-sum payment equal to the sum of 12 months of his or her annual base salary and the executive’s target annual bonus, (y) continued payment of the company portion of the premiums required for continued healthcare coverage for the executive officer and his or her dependents for up to 12 months, and (z) full vesting of all outstanding equity awards upon the executive officer’s termination of employment (provided that the Retention Awards described below will only be entitled to such acceleration upon a termination by the company without cause). The Merger will constitute a change in control for purposes of these agreements.

The executive officer employment agreements provide that, if the compensation and benefits payable to the executive officer would be subject to an excise tax under Section 4999 of the Code, such amounts shall either be paid in full or reduced to the level that would avoid application of the excise tax, whichever would place the executive officer in a better after-tax position.

The compensation and benefits described above are subject to the executive officer’s execution of a general release of claims against Zymergen and its successors, and continued compliance with certain restrictive covenants.

In connection with his appointment as Acting Chief Executive Officer in August 2021, Mr. Flatley was granted Zymergen Stock Options that vest in full in the event of a change in control of Zymergen. As stated in Footnote 2 in the immediately preceding table, based on the assumptions above, including an assumed per share value of $2.42, unvested and vested Zymergen Stock Options held by the directors and executive officers of Zymergen have an exercise price that is in excess of the per share value of Zymergen Common Stock and would be cancelled for no consideration immediately prior to the Effective Time.

Ms. Kim and Dr. Serber will separate from employment with the Company effective September 26, 2022, in the case of Ms. Kim, and effective September 22, 2022, in the case of Dr. Serber. Subject to each such individual’s execution of a release of claims, each of Ms. Kim and Dr. Serber will be entitled to the severance payments and benefits set forth in their employment agreements as described above. The estimated amount of cash severance payable to each such individual is $637,500, representing an amount equal to the sum of each such executive officer’s annual base salary and target annual bonus. The estimated cost of continued payment of the company portion of the premiums required for continued healthcare coverage for each executive officer and such executive officer’s covered dependents for 12 months is $31,333. Pursuant to her separation agreement and applicable award agreements, Ms. Kim is also entitled to full acceleration of her new hire Zymergen Stock Options as of the effective date of her termination (regardless of the occurrence of a change in control). Based on the assumptions above, such Zymergen Stock Options have an exercise price that is in excess of the assumed per share value of Zymergen Common Stock and would be cancelled for no consideration immediately prior to the

Effective Time. Zymergen RSUs held by each executive that are unvested at the effective date of termination will remain outstanding and eligible to vest on a change in control, which includes the Merger.

Treatment of Annual Bonus

Prior to the execution of the Merger Agreement, the Compensation Committee of the Zymergen Board approved the payment of annual bonuses at target level to each Zymergen employee who is eligible to participate in Zymergen’s annual bonus program for the fiscal year ending December 31, 2022 who is in service as of the payment date, including each executive officer other than Mr. Flatley. In the event that the Effective Time occurs prior to the end of Zymergen’s current fiscal year, such bonuses will be paid at target levels, pro-rated for the portion of the year elapsed prior to the Effective Time.

Assuming the Merger was consummated on August 31, 2022, each of Zymergen’s current executive officers other than Mr. Flatley would be entitled to receive an amount equal to $141,473, representing a pro-rated portion of each such executive officer’s annual bonus target for the current fiscal year. Each such executive officer has a total target bonus amount of $212,500.

Retention Awards

Zymergen and Ginkgo have agreed that, prior to the Effective Time, Zymergen may grant Zymergen RSUs and cash awards in an aggregate amount of up to $19 million to promote retention during the pendency of the Merger and thereafter. In connection with the foregoing, Ms. Singh was granted a cash bonus in an amount equal to $66,700 and 8,320 restricted stock units (the “Retention Award”). The Retention Award will vest (i) with respect to 50% of the total underlying amount immediately prior to the Effective Time and (ii) with respect to the remaining 50% of the total underlying amount, on the six-month anniversary of the Effective Time, in each case subject to Ms. Singh’s continued employment through such vesting date; provided that the Retention Award will accelerate and become fully vested and payable, as applicable, (x) if the Merger Agreement is terminated (the date of such termination, the “Measurement Date”) and Ms. Singh remains in employment on the later of the Measurement Date and July 24, 2023, or (y) in the event of Ms.  Singh’s earlier termination by the company without “cause” (as defined in her employment agreement).

Quantification of Potential Payments and Benefits to Zymergen’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Zymergen that is based on, or otherwise relates to, the Merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption “Interests of Zymergen’s Directors and Executive Officers in the Merger” above.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the transaction. For purposes of calculating such amounts, the following assumptions were used:

•	The Merger is consummated on August 31, 2022;

•

The relevant value of Zymergen Common Stock is $2.42 (which is the average closing price per share of Zymergen Common Stock as reported on Nasdaq over the five consecutive trading days following the first public announcement of the transaction on July 25, 2022).

•

The employment of each executive officer is terminated by Zymergen without “cause” or due to the officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the Merger.

Named Executive Officer(1)	Cash ($)(2)	Equity ($)(3)	Perquisites / Benefits ($)(4)	Total ($)
Jay Flatley	—	—	—	—
Enakshi Singh	778,973	710,640	31,333	1,520,946
Zach Serber	778,973	419,466	31,333	1,229,772
Josh Hoffman	—	—	—	—
Jed Dean	—	—	—	—

(1)

Mr. Hoffman separated from Zymergen in August 2021, and Dr. Dean separated from Zymergen in October 2021. Neither individual is entitled to any compensatory payments or benefits in connection with the Merger. Dr. Serber will separate from employment with Zymergen, effective September 22, 2022.

(2)

Cash. Consists of a cash severance payment equal to the sum of 12 months of the named executive officer’s annual base salary and 100% of his or her target annual bonus. The cash severance payment is “double trigger” and becomes payable only upon a qualifying termination of employment during the relevant change in control period under the terms of the applicable employment agreement (see “Interests of Zymergen’s Directors and Executive Officers in the Merger—Executive Officer Employment Agreements”). In addition, the named executive officer would be entitled to 100% of his or her target annual bonus for the fiscal year ending December 31, 2022, pro-rated with respect to the portion of the year that elapses prior to the Merger. The pro-rated amount of such bonus payment assuming the Merger was consummated on August 31, 2022, is included in the table below. The bonus payment in respect of the 2022 fiscal year is “single-trigger” and becomes payable upon the closing of the Merger subject to continued employment on the closing date. For Dr. Serber, amounts reflect the actual severance payable to him, subject to his execution of a release of claims.

Named Executive Officer	Severance ($)	2022 Bonus ($)
Jay Flatley	—	—
Enakshi Singh	637,500	141,473
Zach Serber	637,500	141,473
Josh Hoffman	—	—
Jed Dean	—	—

(3)

Equity. Reflects vesting of Zymergen Stock Options and Zymergen RSUs. Except as stated below, the accelerated vesting is a “double-trigger” benefit occurring upon a qualifying termination of employment within the relevant change in control period. Mr. Flatley is entitled to “single-trigger” accelerated vesting of his Zymergen Stock Options as of immediately prior to the Effective Time, however, all unvested Zymergen Stock Options held by the named executive officers have an exercise price in excess of the assumed value of Zymergen Common Stock and therefore no value is attributed to any acceleration in respect of such Zymergen Stock Options. One-half of Ms. Singh’s Retention Award of Zymergen RSUs, representing an estimated value of $10,067 using the assumptions above are also entitled to “single-trigger” vesting as of immediately prior to the Effective Time, with the remaining half eligible for vesting subject to continued employment for six months following the effective time or an earlier qualifying termination. The full value of such Retention Award is included in the figures below. For further details regarding the treatment of Zymergen equity awards in connection with the Merger, see “Interests of Zymergen’s Directors and Executive Officers in the Merger—Treatment of Outstanding Equity Awards”. For further details regarding the Retention Award, see “Interests of Zymergen’s Directors and Executive Officers in the Merger—Retention Awards”.

Named Executive Officer	Zymergen RSUs ($)
Jay Flatley	—
Enakshi Singh	710,640
Zach Serber	419,466
Josh Hoffman	—
Jed Dean	—

(4)

Perquisites/Benefits. Consists of the estimated cost of employer premiums payable on behalf of each named executive officer and his or her covered dependents in connection with the continuation of coverage under the Zymergen’s healthcare plans. These premium payments are “double-trigger” benefits, payable upon a qualifying termination of employment within the relevant change in control period.

Regulatory Approvals

Under the antitrust laws of the United States, Ginkgo and Zymergen cannot complete the Merger until they file their respective notification and report forms under the HSR Act with the Antitrust Division of the DOJ and the FTC and the waiting period under the HSR Act has been terminated or has expired. On August 8, 2022, Ginkgo and Zymergen filed their respective notification and report forms under the HSR Act with the Antitrust Division of the DOJ and the FTC. The applicable waiting period under the HSR Act expired on September 7, 2022.

In addition, in connection with the shares of Ginkgo Class A Common Stock to be issued pursuant to the Merger, Ginkgo has filed a registration statement with the SEC under the Securities Act, of which this proxy statement/prospectus is a part. The completion of the Merger is conditioned on the registration statement being declared effective by the SEC and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose having been initiated or threatened in writing by the SEC.

Ginkgo and Zymergen are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Merger other than described above. If additional approvals, consents and filings are required to complete the Merger, Ginkgo and Zymergen intend to seek such consents and approvals and make such filings. To the extent other governmental authorities or competition agencies with jurisdiction over the Merger initiates a merger control inquiry, approval in such jurisdiction will be deemed a condition to the completion of the Merger. Although Ginkgo and Zymergen believe that they will receive the required consents and approvals described below to complete the Merger, Ginkgo and Zymergen cannot give any assurance as to the timing of these consents and approvals or as to Ginkgo’s and Zymergen’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary) or that Ginkgo and Zymergen will obtain such consents or approvals on terms and subject to conditions satisfactory to Ginkgo and Zymergen.

For more information, see “The Merger Agreement—Efforts to Consummate the Merger; Regulatory Matters” beginning on page 150 of this proxy statement/prospectus.

Litigation Relating to the Merger

As of September 13, 2022, alleged Zymergen shareholders filed individual actions related to the Merger, alleging, among other things, that Zymergen and its Board of Directors violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by omitting supposedly material information from the registration statement filed by Ginkgo on September 2, 2022, which incorporates the preliminary proxy statement of Zymergen. The lawsuits are captioned Kunz v. Zymergen Inc., et al.,Case No. 3:22-cv-05099 (N.D. Cal.) and Bushansky v. Zymergen Inc., et al., Case No. 3:22-cv-05222 (N.D. Cal.). Another shareholder sent Zymergen a draft complaint, which asserts substantially similar claims, along with an accompanying demand that Zymergen issue supplemental disclosures to address those claims. These shareholders seek, among other relief, an injunction against proceeding with the shareholder vote for or consummating the proposed transaction absent supplemental disclosures, in addition to damages, and fees, or additional disclosures. Zymergen’s management does not believe the allegations made by the shareholders have any merit.

Additional complaints arising out of the transaction may be filed in the future. Absent new or materially different allegations, or a disclosure obligation under U.S. federal securities laws, Zymergen will not necessarily disclose such additional complaints.

NYSE Listing of Ginkgo Class A Common Stock; De-Listing and Deregistration of Zymergen Common Stock After the Merger

Pursuant to the Merger Agreement, prior to the closing date of the Merger, Ginkgo must cause the shares of Ginkgo Class A Common Stock to be issued pursuant to the Merger to be authorized and approved for listing on the NYSE, subject to official notice of issuance. The approval by the NYSE is a condition to the closing of the Merger. Prior to the closing of the Merger, upon Ginkgo’s request, Zymergen must take all reasonable actions to cause (i) the delisting of Zymergen Common Stock from Nasdaq and (ii) the termination of Zymergen’s registration under the Exchange Act, in each case as promptly as practicable following the Effective Time.

Exchange of Shares of Zymergen Common Stock

Prior to the Effective Time, Ginkgo will appoint an exchange agent for the payment of the Merger Consideration in exchange for shares of Zymergen Common Stock. At or prior to the Effective Time, Ginkgo shall deposit (or cause to be deposited) with the exchange agent, the shares of Ginkgo Class A Common Stock in book entry form issuable in exchange for the aggregate shares of Zymergen Common Stock. Promptly following the Effective Time (and in any event within three business days), Ginkgo shall cause the exchange agent to mail to each holder of record of one or more certificates that previously represented shares of Zymergen Common Stock (i) a letter of transmittal detailing the exchange for payment of the Merger Consideration to be made to such holder and (ii) instructions for effecting the surrender of the aforementioned certificates. Upon surrender of the certificates that previously represented shares of Zymergen Common Stock, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions included therewith, the holders of such certificates, if any, will be entitled to received the Merger Consideration as described above. If any such certificate is lost, stolen or destroyed, the holder of such certificate must deliver an affidavit of that fact prior to receiving any Merger Consideration and, if required by Ginkgo or the exchange agent, may also be required to provide an indemnity bond (in such reasonable amount as may be directed by Ginkgo or the exchange agent) prior to receiving the Merger Consideration.

Each holder of record of Zymergen Common Stock immediately prior to the Effective Time whose shares are held in book-entry form will be entitled to exchange his, her or its shares of Zymergen Common Stock for the Merger Consideration and will not be required to deliver any such certificates or letters of transmittal.

Prior to the Effective Time, Ginkgo and Zymergen shall cooperate to establish procedures with the exchange agent and the Depository Trust Company (“DTC”) to transmit the Merger Consideration with respect to the shares of Zymergen Common Stock held in “street name” (through a broker, bank or other nominee) for the surrender and exchange of such shares held of record by DTC or its nominee in accordance with DTC’s customary surrender procedures.

Fractional Shares

Ginkgo will not issue any fractional shares of Ginkgo Class A Common Stock in connection with the Merger. Instead, each holder of Zymergen Common Stock who would otherwise be entitled to receive a fraction of a share of Ginkgo Class A Common Stock (after taking into account all shares of Zymergen Common Stock owned by such holder at the Effective Time) will receive cash (rounded down to the nearest whole cent and without interest) equal to such holder’s proportionate interest in the net proceeds from the sale by the exchange agent, on behalf of all such holders, of shares of Ginkgo Class A Common Stock that would otherwise be issued.

No Appraisal Rights

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a Merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares as determined by the Delaware Court of Chancery. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (a) listed on a national securities exchange or (b) held of record by more than 2,000 holders, unless the stockholders are required by the terms of the merger agreement to receive in exchange for their shares in the merger anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Therefore, because Zymergen Common Stock is listed on Nasdaq, and the Merger Consideration consists of only shares of Ginkgo Class A Common Stock, which will be listed on the NYSE, and cash in lieu of fractional shares, holders of Zymergen Common Stock will not be entitled to appraisal rights in the Merger with respect to their shares of Zymergen Common Stock under Section 262 of the DGCL.

Accounting Treatment of the Merger

Ginkgo and Zymergen both prepare their respective financial statements in accordance with GAAP. Ginkgo will be the accounting acquiror of Zymergen and apply the acquisition method of accounting in accordance with ASC 805. Accordingly, the consideration transferred by Ginkgo to complete the Merger will be allocated to Zymergen’s assets and liabilities based on their estimated fair values as of the Merger completion date. The acquisition method of accounting is dependent upon certain valuation assumptions, including those related to the preliminary purchase price allocation of the Zymergen assets acquired and liabilities assumed based on Ginkgo management’s best estimates of fair value. In addition, the acquisition method of accounting requires the acquirer to recognize the consideration transferred at fair value. As the Merger is an all-stock transaction, consideration transferred fluctuates with changes in Ginkgo’s stock price and will not be fixed until the Merger completion date. Any excess of the purchase price over the net fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Alternatively, any excess of the estimated fair value of assets acquired and liabilities assumed over the purchase price would be recorded as a bargain purchase gain.

All unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus was prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the Merger is completed and after completion of an analysis to determine the estimated net fair value of Zymergen’s assets and liabilities and the fair value of the consideration transferred. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and which is incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. Ginkgo and Zymergen encourage you to read carefully the Merger Agreement in its entirety before making any decisions regarding the Merger because it is the principal document governing the Merger.

The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Ginkgo and Zymergen contained in this proxy statement/prospectus or in Ginkgo’s or Zymergen’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Ginkgo and Zymergen contained in the Merger Agreement and described in this summary. The representations, warranties and covenants made in the Merger Agreement by Ginkgo, Merger Sub and Zymergen were qualified and subject to important limitations agreed to by Ginkgo, Merger Sub and Zymergen in connection with negotiating the terms of the Merger Agreement and may be subject to a contractual standard of materiality which may differ from what may be viewed as material by investors. In particular, in your review’ of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement. In addition, the representations, warranties and covenants in the Merger Agreement are qualified by information contained in confidential disclosure letters exchanged by Ginkgo and Zymergen in connection with their execution of the Merger Agreement, which disclosure letters contain information that modifies, qualifies and creates exceptions to the representations, warranties, and covenants set forth in the Merger Agreement.

The Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub, an indirect wholly owned subsidiary of Ginkgo and a party to the Merger Agreement, will merge with and into Zymergen, with Zymergen being the “Surviving Corporation”.

Effective Time; Closing

The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or such later time as is agreed by Ginkgo, Merger Sub and Zymergen and specified in such certificate of merger. The closing of the Merger will occur at 9:00 a.m., New York City time, remotely via the electronic exchange of documents and signatures no later than the second business day following the day on which the conditions to the Merger set forth in the Merger Agreement and described in this proxy statement/prospectus (other than conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions at the closing) has been satisfied or waived in accordance with the Merger Agreement, or such other time, date and location as Ginkgo, Merger Sub and Zymergen mutually agree in writing. The date on which the closing of the Merger actually occurs is referred to as the “Closing Date.”

Although Ginkgo and Zymergen currently expect the Merger to be completed by the first quarter of 2023 (in the event Zymergen’s stockholders adopt the Merger Agreement), neither Ginkgo nor Zymergen can specify when, or make any assurances that, Ginkgo and Zymergen will satisfy or waive all of the conditions to the Merger. See “The Merger Agreement—Conditions to the Merger” beginning on page 142 of this proxy statement/prospectus.

Merger Consideration

Zymergen Common Stock

At the Effective Time, each share of Zymergen Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than shares (a) held by Zymergen as treasury stock; (b) owned by Ginkgo or Merger Sub; or (c) owned by any direct or indirect wholly owned subsidiary of Ginkgo or Merger Sub as of immediately prior to the Effective Time) will be automatically cancelled, extinguished and converted into the right to receive 0.9179 of a share of Ginkgo Class A Common Stock. No fractional shares of Ginkgo Class A Common Stock will be issued in the Merger and Zymergen’s stockholders will receive cash in lieu of any fractional share, without interest. Ginkgo expects that it will issue approximately 102,800,000 shares of Ginkgo Class A Common Stock in the Merger.

Treatment of Zymergen Stock Options, RSUs and ESPP Purchases

Zymergen Stock Options

At the Effective Time, each Zymergen Stock Option with an exercise price per share less than the Merger Consideration Value that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive a number of shares of Ginkgo Class A Common Stock equal to the Option Consideration Value with respect to such Zymergen Stock Option divided by the Ginkgo Trading Price, and cash in lieu of any fractional share, without interest. Each Zymergen Stock Option with an exercise price per share equal to or greater than the Merger Consideration Value will be cancelled for no consideration.

Zymergen RSUs

At the Effective Time, each Zymergen RSU outstanding as of immediately prior to the Effective Time that is vested (including after giving effect to any acceleration of vesting to which the Zymergen RSU is entitled as of immediately prior to the Effective Time as disclosed to Ginkgo) will be cancelled and converted into and will become a right to receive the Merger Consideration for each such Zymergen RSU and cash in lieu of any fractional share, without interest.

At the Effective Time, each Zymergen RSU outstanding as of immediately prior to the Effective Time that is unvested will be cancelled and converted into a restricted stock unit award of Ginkgo (such restricted stock units, “Ginkgo RSUs”) with respect to the number of shares of Ginkgo Class A Common Stock that is equal to the product of (i) the number of shares of Zymergen Common Stock subject to such unvested Zymergen RSU as of immediately prior to the Effective Time, and (ii) the Merger Consideration, rounded down to the nearest whole share, which such Ginkgo RSU will be subject to the same vesting terms and conditions applicable to the Zymergen RSU to which it relates as of immediately prior to the Effective Time, including any applicable vesting acceleration provisions in connection with such holder’s termination of employment or service, but otherwise will be subject to the terms and conditions of the Ginkgo 2021 Plan.

Zymergen Employee Stock Purchase Plan

Following the execution of the Merger Agreement, Zymergen has agreed to take all actions with respect to the ESPP that are necessary to provide that (i) with respect to the current offering period under the ESPP, if any (the “ESPP Offering Period”), no individual who was not already a participant in the ESPP may enroll in the ESPP with respect to such ESPP Offering Period and no participant may increase the percentage amount of his or her payroll deduction election for such ESPP Offering Period, (ii) no new offering period will be commenced under the ESPP prior to the Effective Time, (iii) immediately prior to the Effective Time, the ESPP will terminate and (iv) if the applicable purchase date or exercise date with respect to the ESPP Offering Period would otherwise occur on or after the Effective Time, then the ESPP Offering Period will be shortened and the applicable purchase date or exercise date with respect to the ESPP Offering Period will occur on the day immediately preceding the date on which the Effective Time occurs.

Withholding

Each of Ginkgo, Merger Sub, Zymergen and the exchange agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to the Merger Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable tax law.

Conditions to the Completion of the Merger

The obligations of Ginkgo, Merger Sub and Zymergen to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the affirmative vote of the holders of a majority of the outstanding shares of Zymergen Common Stock as of the Record Date to adopt the Merger Agreement;

•

any applicable waiting period (or extensions thereof) under the HSR Act relating to the transactions contemplated by the Merger Agreement must have expired or been terminated (which waiting period expired on September 7, 2022) and if a merger control inquiry is initiated or commenced by a governmental authority outside of the United States, approval in that jurisdiction;

•

no law, temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger;

•

the registration statement of which this proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of such registration statement shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened unless subsequently withdrawn; and

•

the shares of Ginkgo Class A Common Stock to be issued in the Merger shall have been authorized and approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

In addition, Ginkgo’s and Merger Sub’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

•

certain representations and warranties of Zymergen regarding organization, good standing, corporate power, enforceability, anti-takeover laws, brokers, stock reserves, issued and outstanding shares of capital stock, and an absence of any Zymergen Material Adverse Effects (as defined below) between the date of Zymergen’s audited balance sheet and the date of the Merger Agreement that (a) are not qualified by Zymergen Material Adverse Effect or other materiality qualifiers shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); and (b) that are qualified by Zymergen Material Adverse Effect or other materiality qualifiers shall be true and correct as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) without disregarding such Zymergen Material Adverse Effect or other materiality qualifiers qualifications;

•	the representations and warranties of Zymergen regarding its authorized and issued capital stock must have been true and correct as of July 19, 2022, except for de minimis inaccuracies;

•

all other representations and warranties of Zymergen must be true and correct as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date) without giving effect to any materiality or Zymergen Material Adverse Effect qualifications set forth therein, except for such failures to be true and correct that have not had, and would not reasonably be expected to have a Zymergen Material Adverse Effect;

•

Zymergen must have performed and complied in all respects with the covenants, obligations and conditions specified in the Merger Agreement, except with respect to those related to Zymergen’s real estate plan;

•

(i) Zymergen must not have incurred or otherwise become liable for costs, expenses or liabilities with respect to leased real property not contemplated by Zymergen’s real estate plan, and (ii) certain specified legal proceedings and governmental proceedings must not be reasonably likely to result in future money damages payable by Zymergen, where, the aggregate of clauses (i) and (ii) exceeds $25,000,000;

•	since the date of the Merger Agreement, there must not have been any Zymergen Material Adverse Effect that is continuing; and

•	Ginkgo and Merger Sub must have received a certificate signed by an executive officer of Zymergen to the effect that the aforementioned conditions have been satisfied.

In addition, Zymergen’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of Ginkgo and Merger Sub regarding organization, good standing, corporate power, enforceability, brokers, stock reserves, issued and outstanding shares of capital stock, and absence of certain changes that (a) are not qualified by Ginkgo Material Adverse Effect (as defined below) or other materiality qualifiers shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); and (b) that are qualified by Ginkgo Material Adverse Effect or other materiality qualifiers shall be true and correct as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) without disregarding such Ginkgo Material Adverse Effect or other materiality qualifiers qualifications;

•	the representations and warranties of Ginkgo regarding its authorized and issued capital stock must have been true and correct as of July 15, 2022, except for de minimis inaccuracies;

•

all other representations and warranties of Ginkgo and Merger Sub must be true and correct as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date) without giving effect to any materiality or Ginkgo Material Adverse Effect qualifications set forth therein, except for such failures to be true and correct that have not had, and would not reasonably be expected to have a Ginkgo Material Adverse Effect;

•	Ginkgo and Merger Sub must have performed and complied in all material respects with the covenants, obligations and conditions specified in the Merger Agreement;

•	since the date of the Merger Agreement, there must not have been any Ginkgo Material Adverse Effect that is continuing; and

•	Zymergen must have received a certificate signed by an executive officer of Ginkgo and Merger Sub to the effect that the aforementioned conditions have been satisfied.

A “Zymergen Material Adverse Effect” means any change, event, effect, development, occurrence or circumstance (each, an “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Zymergen and its subsidiaries, taken as a whole, or prevents or materially impairs or delays, or would reasonably be expected to prevent or materially impair or delay, the ability of Zymergen to consummate the Merger. None of the following would be considered Zymergen Material Adverse Effects:

•	economic changes;

•	government shutdowns;

•	break-ups of any existing political or economic unions;

•	changes in the financial, credit, or capital markets;

•	changes in industry conditions;

•	changes in regulatory, legislative, or political conditions;

•	actual or threatened geopolitical conflicts, hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions;

•	natural disasters, pandemics, epidemics or other health crises (including COVID-19 and COVID-19 measures);

•	effects resulting from the Merger Agreement;

•	the compliance by any party with the terms of the Merger Agreement;

•	actions taken or refrained from being taken by Ginkgo’s written request;

•	changes in GAAP or actions taken to comply with GAAP;

•	changes in the price or trading volume of Zymergen Common Stock;

•	any failure (in and of itself) by Zymergen to meet internal or external financial projections or expectations;

•	any Transaction Litigation (as defined below);

•	the identity of Ginkgo or Merger Sub or any public announcement involving Ginkgo or Merger Sub; or

•

any breach by Ginkgo or Merger Sub of the Merger Agreement, except, in each case of the first, second third, fourth fifth, sixth, seventh, eighth and twelfth bullet above, to the extent that such Effect has had a materially disproportionate adverse effect on Zymergen relative to other companies operating in the industries in which Zymergen and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Zymergen Material Adverse Effect has occurred.

A “Ginkgo Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition

(financial or otherwise) or results of operations of Ginkgo and its subsidiaries, taken as a whole, or prevents or materially impairs or delays, or would reasonably be expected to prevent or materially impair or delay, the ability of Ginkgo or Merger Sub to consummate the Merger. None of the following would be considered Ginkgo Material Adverse Effects:

•	economic changes;

•	government shutdowns;

•	break-ups of any existing political or economic unions;

•	changes in the financial, credit, or capital markets;

•	changes in industry conditions;

•	changes in regulatory, legislative, or political conditions;

•	actual or threatened geopolitical conflicts, hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions;

•	natural disasters, pandemics, epidemics or other health crises (including COVID-19 and COVID-19 measures);

•	effects resulting from the Merger Agreement;

•	the compliance by any party with the terms of the Merger Agreement;

•	actions taken or refrained from being taken by Zymergen’s written request;

•	changes in GAAP or actions taken to comply with GAAP;

•	changes in the price or trading volume of Ginkgo Class A Common Stock;

•	any failure (in and of itself) by Ginkgo to meet internal or external financial projections or expectations;

•	any Transaction Litigation; or

•

any breach by Zymergen of the Merger Agreement, except, in each case of the first, second, third, fourth, fifth, sixth, seventh, eighth and twelfth bullet above, to the extent that such Effect has had a materially disproportionate adverse effect on Ginkgo relative to other companies operating in the industries in which Ginkgo and its subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Ginkgo Material Adverse Effect has occurred.

The Special Meeting

Zymergen has agreed to call the Special Meeting for the purpose of obtaining the adoption of the Merger Proposal as promptly as reasonably practicable, following the registration statement of which this proxy statement/prospectus forms a part having been declared effective under the Securities Act (but in no event less than 20 business days following the mailing of the definitive proxy statement to the Zymergen stockholders).

Under the terms of the Merger Agreement, Zymergen must take all necessary actions to establish a record date and duly call, give notice of, convene and hold the Special Meeting in accordance with applicable law, the Zymergen Charter, the Zymergen Bylaws and the rules and regulations of Nasdaq. Additionally, unless there has been a Zymergen Board Recommendation Change (as described in “The Merger Agreement—No Solicitation of Acquisition Proposals and Change of Recommendation” beginning on page 146 of this proxy statement/prospectus), Zymergen will use its reasonable best efforts to solicit proxies to obtain the adoption of the Merger Proposal by the Zymergen stockholders.

Zymergen may postpone or adjourn the Special Meeting (i) if, after consultation with Ginkgo, Zymergen believes in good faith that such adjournment or postponement is reasonably necessary to allow additional solicitation of votes in order to obtain Zymergen stockholder approval; (ii) if there are holders of an insufficient shares of the Zymergen Common Stock present or represented by proxy at the Special Meeting to constitute a quorum; (iii) Zymergen is required to postpone or adjourn the Special Meeting by applicable aw or a request from the SEC or its staff; or (iv) the Zymergen Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is reasonably likely to be required under applicable law to postpone or adjourn the Special Meeting in order to give Zymergen stockholders sufficient time to evaluate any information or disclosure that Zymergen has sent to Zymergen stockholders or otherwise made available to Zymergen stockholders (including in connection with any Zymergen Board Recommendation Change); provided that, with respect to postponements or adjournments in accordance with the preceding clauses (i) and (ii), Zymergen shall not postpone or adjourn the Special Meeting without Ginkgo’s prior written consent for a period of more than 10 business days after the date on which the Special Meeting was originally scheduled or 10 days before the Termination Date.

No Solicitation of Acquisition Proposals and Change of Recommendation

The Merger Agreement prohibits Zymergen from soliciting an alternative transaction to the Merger. Under these “no solicitation” provisions, Zymergen has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Zymergen will not, and will use reasonable best efforts to cause its representatives not to, directly or indirectly:

•

solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or could reasonably be expected to lead to any Zymergen Takeover Proposal (as defined below);

•

furnish to any person any non-public information relating to Zymergen or its subsidiaries with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, a Zymergen Takeover Proposal or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to a Zymergen Takeover Proposal;

•

participate or engage in discussions or negotiations with any person with respect to a Zymergen Takeover Proposal, except to inform such persons of the Merger Agreement restrictions regarding the same or to clarify the terms and conditions of any Zymergen Takeover Proposal;

•	approve, endorse or recommend a Zymergen Takeover Proposal;

•	enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other contract relating to a Zymergen Takeover Proposal; or

•	resolve or agree to do any of the foregoing.

The Merger Agreement requires that, from the date of the Merger Agreement, Zymergen promptly as reasonably practicable (and, in any event, within two calendar days), notify Ginkgo in writing of any Zymergen Takeover Proposal or offers or proposals that could reasonably be expected to lead to a Zymergen Takeover Proposal, any request for non-public information, or any discussions or negotiations sought to be initiated or continued with Zymergen or its representative. Such notice must include (i) the identity of the person or group making such offers or proposals; (ii) a summary of the material terms and conditions of such offers or proposals; and (iii) copies of all written materials related thereto sent or provided to Zymergen that describe any material terms or conditions of any Zymergen Takeover Proposal (as well as written summaries of any material oral communications addressing such matters). Thereafter, Zymergen must also keep Ginkgo reasonably informed, on a prompt basis of the status and terms of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

The Merger Agreement also requires Zymergen and its representatives to use reasonable best efforts to cease and terminate any existing (as of the date of the Merger Agreement) discussions or negotiations with any other person that relate to any Zymergen Takeover Proposal, and as promptly as practicable on or following the date of the Merger Agreement (and in any event within three business days following the date of the Merger Agreement) request the return or destruction of all confidential information previously provided to such parties and prohibit access by any person to any physical or electronic data room.

Notwithstanding these restrictions, the Merger Agreement also provides that if, at any time prior to the adoption of the Merger Proposal by the Zymergen stockholders, Zymergen receives a bona fide written Zymergen Takeover Proposal made after the date of the Merger Agreement, but not as a result of a breach of Zymergen’s no solicitation obligations in the Merger Agreement, and the Zymergen Board concludes in good faith (and after consultation with its financial advisors and outside legal counsel) that it constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below) and the failure to take the below-described actions would be reasonably likely to be inconsistent with the Zymergen directors’ fiduciary duties under applicable law, then the Zymergen Board may take the following actions:

•	participate or engage in discussions or negotiations with the person (and such person’s representatives) making such Zymergen Takeover Proposal;

•	furnish any non-public information relating to Zymergen or any of its subsidiaries; or

•

afford access to the business, properties, assets, books, records, or other non-public information, or to any personnel of Zymergen or its subsidiaries pursuant to a confidentiality agreement generally no less restrictive than the amended and restated confidentiality agreement entered into between Zymergen and Ginkgo on June 16, 2022 (the “Confidentiality Agreement”).

Further, Zymergen must provide to Ginkgo any non-public information or data that is provided to any person given such access that was not previously made available to Ginkgo prior to or substantially concurrently to (and within 24 hours of) the time it is provided to such person.

Furthermore, neither Zymergen nor the Zymergen Board may cause or permit Zymergen or any of its subsidiaries to enter into an alternative acquisition agreement, or to:

•

withhold, withdraw, amend, qualify or modify in a manner adverse to Ginkgo in any material respect, the Zymergen Board Recommendation (as defined below) that the Zymergen stockholders adopt the Merger Agreement or publicly propose to do so;

•	fail to include the Zymergen Board Recommendation in the proxy statement/prospectus;

•	publicly adopt, approve or recommend a Zymergen Takeover Proposal;

•

make any recommendation in support of, or fail to recommend against, a tender or exchange offer that constitutes a Zymergen Takeover Proposal after 10 business days after the commencement of a tender or exchange offer in connection with such Zymergen Takeover Proposal;

•

fail to reaffirm the Zymergen Board Recommendation on or prior to the later of (i) 10 business days after public announcement of a Zymergen Takeover Proposal and (ii) two business days following the written request of Ginkgo after public disclosure of a Zymergen Takeover Proposal.

Any action listed above will constitute a “Zymergen Board Recommendation Change.”

A “Zymergen Board Recommendation” means that the Zymergen Board has (i) considered the financial interests of Zymergen stockholders, the best interests of those materially affected by Zymergen’s conduct, and Zymergen’s public benefit purpose and engaged in the balancing required by the DGCL, and declared it advisable to enter into the Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth therein, and determined that the Merger is fair and in the best interests of Zymergen, Zymergen’s stockholders, those materially affected by the Zymergen’s conduct and the public benefit purpose of Zymergen; (ii) approved the execution and delivery of the Merger Agreement by Zymergen, the performance by Zymergen of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and conditions set forth therein; and (iii) resolved to recommend that Zymergen’s stockholders adopt the Merger Agreement in accordance with the DGCL.

The Zymergen Board may, at any time prior to the adoption of the Merger Proposal by the Zymergen stockholders, effect a Zymergen Board Recommendation Change or terminate the Merger Agreement to enter into an alternative acquisition agreement substantially concurrent with such termination, in respect of a bona fide Zymergen Takeover Proposal, which does not result from Zymergen’s breach of Zymergen’s no solicitation obligations in the Merger Agreement and which the Zymergen Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, if:

•

the Zymergen Board determines in good faith (after consultation with its advisors) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

•	Zymergen has complied in all material respects with its no solicitation obligations under the Merger Agreement with respect to such Superior Proposal;

•

Zymergen has provided prior written notice to Ginkgo at least three business days in advance to the effect that the Zymergen Board has received a Superior Proposal and intends to effect a Zymergen Board Recommendation Change or to terminate the Merger Agreement, specifying the person or group making such Superior Proposal and the material terms thereof and copies of all material relevant agreements relating to such Superior Proposal;

•

during such three business day period, Zymergen has negotiated with Ginkgo and its representatives in good faith to allow Ginkgo to offer such adjustments to the terms and conditions of the Merger Agreement so that such Zymergen Takeover Proposal ceases to constitute a Superior Proposal; and

•

following such three business day period, the Zymergen Board determines in good faith (after consultation with its outside legal counsel), accounting for adjustments offered by Ginkgo, that such Zymergen Takeover Proposal continues to constitute a Superior Proposal and that the failure to make such a Zymergen Board Recommendation Change or to terminate the Merger Agreement to enter into an alternative acquisition agreement would continue to be reasonably likely to be inconsistent with the Zymergen directors’ fiduciary duties under applicable law; provided that if there is a material amendment relating to the Zymergen Takeover Proposal, Zymergen will deliver a new written notice and a new three business day notice period will commence, during which period Zymergen will be required to comply with the above-described requirements anew.

The Zymergen Board may, at any time prior to the adoption of the Merger Agreement by the Zymergen stockholders, effect a Zymergen Board Recommendation Change in response to an Intervening Event (as defined below) if:

•

the Zymergen Board determines in good faith (after consultation with its outside legal counsel) that failure to do so would reasonably be likely to be inconsistent with its fiduciary duties under applicable law;

•

Zymergen has provided prior written notice to Ginkgo three business days in advance to the effect that the Zymergen Board intends to effect a Zymergen Board Recommendation Change, which notice shall specify the basis for such Zymergen Board Recommendation Change, including a reasonably detailed description of the facts and circumstances relating to such Intervening Event;

•

during such three business day notice period, the Zymergen Board has negotiated with Ginkgo and its representatives in good faith to allow Ginkgo to offer such adjustments to the terms and conditions of the Merger Agreement in such a manner that would obviate the need to effect a Zymergen Board Recommendation Change in response to such Intervening Event; and

•

following such three (3) business day period, the Zymergen Board determines in good faith (after consultation with its outside legal counsel), accounting for adjustments offered by Ginkgo, that the failure to make such a Zymergen Board Recommendation Change would continue to reasonably likely be inconsistent with the Zymergen directors’ fiduciary duties under applicable law; provided that if there is a material change to the facts and circumstances of such Intervening Event, Zymergen will deliver a new written notice and a new three business day notice period will commence, during which period Zymergen will be required to comply with the above-described requirements anew.

A “Zymergen Takeover Proposal” means any offer or proposal (other than an offer or proposal by Ginkgo, Merger Sub or any of their respective subsidiaries) to engage in an Acquisition Transaction (as defined below).

An “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving: (i) any direct or indirect purchase or other acquisition by any person or group, whether from Zymergen or any other person(s), of shares of Zymergen Common Stock representing more than 20% of the Zymergen Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or group that, if consummated in accordance with its terms, would result in such person or group beneficially owning more than 20% of the Zymergen Common Stock outstanding after giving effect to the consummation of such tender or exchange offer; (ii) any direct or indirect purchase or other acquisition by any person or group, or equity holders of any such person or group, of more than 20% of the consolidated assets of the Zymergen and its subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition), including by means of purchase of equity securities in any subsidiary of Zymergen; (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving Zymergen or any of its subsidiaries pursuant to which any person or group, or equity holders of any such person or group, would hold shares of Zymergen Common Stock representing more than 20% of the Zymergen Common Stock outstanding after giving effect to the consummation of such transaction, in each case other than the Merger; or (iv) any transaction having a similar effect to those described in the foregoing clauses (i) through (iii).

A “Superior Proposal” means any unsolicited bona fide written Zymergen Takeover Proposal made after the date of the Merger Agreement on terms that the Zymergen Board (or a committee thereof), after (i) considering each of (A) the Zymergen stockholders’ pecuniary (financial) interests, (B) the best interests of those materially affected by Zymergen’s conduct (including customers, employees, partners and the communities in which it operates) and (C) Zymergen’s public benefit purpose and (ii) engaging in the balancing required by the DGCL, has determined in good faith (after consultation with its outside legal counsel and financial advisor) would be more favorable than the Merger (taking into account any legal, regulatory, financial, timing, public benefit, financing and other aspects of such proposal that the Zymergen Board (or a committee thereof) considers relevant and any revisions to the Merger Agreement made or offered in writing by Ginkgo prior to the time of such determination). For purposes of the reference to a “Zymergen Takeover Proposal” in this definition, all references to “20%” in clause (i) and clause (iii) of the definition of “Acquisition Transaction” will be deemed to be references to “50%” and all references to “more than 20%” in clause (ii) of the definition of “Acquisition Transaction” will be deemed to be references to “all or substantially all”. For the avoidance of doubt, a Zymergen Takeover Proposal for an Acquisition Transaction involving the Zymergen’s automation business alone would not constitute a Superior Proposal.

An “Intervening Event” means an Effect that first occurs after the date of the Merger Agreement that has materially affected or materially affects, or would be reasonably likely to materially affect, (A) the business, financial condition or results of operations of Zymergen and its subsidiaries, taken as a whole, and (B) to the extent required by Delaware law as applicable to Zymergen as a public benefit corporation or the Zymergen Board in the context of a sale of control of Zymergen, the outcome of the Zymergen Board’s balancing of (1) pecuniary interests of the Zymergen stockholders, (2) best interests of those materially affected by Zymergen’s conduct and (3) Zymergen’s public benefit purpose, for purposes of making the Zymergen Board Recommendation, in each case, that (i) is not known by the Zymergen Board as of the date of the Merger Agreement or that was not reasonably foreseeable to the Zymergen Board as of the date of the Merger Agreement and (ii) does not relate to any Zymergen Takeover Proposal; provided, that in no event shall the following constitute, or be taken into account in determining the existence of an Intervening Event: (Y) the fact alone that Zymergen or Ginkgo meets, fails to meet or exceeds any internal or published forecasts or projections for any period (however, the underlying reasons for such events may constitute an Intervening Event), or (Z) changes in the market price or trading volume of Zymergen Common Stock or Ginkgo Class A Common Stock, in and of itself, after the date hereof (however, the underlying reasons for such events may constitute an Intervening Event).

Efforts to Consummate the Merger; Regulatory Matters

Each of Ginkgo, Merger Sub and Zymergen has agreed to use its reasonable best efforts to consummate and make effective, as promptly as reasonably practicable, the Merger and the other transactions contemplated by the Merger Agreement. Unless otherwise agreed, none of Ginkgo, Merger Sub or Zymergen will take any action or fail to take any action that is intended to or has the effect of preventing, impairing, materially delaying or otherwise materially and adversely affecting the consummation of the Merger or the ability of any party to fully perform its obligations pursuant to the Merger Agreement. Further, each of Ginkgo, Merger Sub and Zymergen must use its reasonable best efforts for:

•	causing all closing conditions to the Merger set forth in the Merger Agreement to be satisfied;

•

(1) obtaining all consents, waivers, approvals, orders and authorizations from governmental authorities, and (2) making all registrations, declarations and filings with governmental authorities, in each case, that are necessary or advisable to consummate the Merger;

•

obtaining all consents, waivers and approvals and delivering all notifications pursuant to any contract to which the Company or any of its subsidiaries is a party that are necessary in connection with the Merger Agreement and the consummation of the Merger; and

•	executing and delivering any contracts and other instruments reasonably necessary to consummate the Merger.

However, Zymergen and its subsidiaries will not be required to agree to (i) a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments); (ii) the provision of additional security (including a guaranty); or (iii) material conditions or obligations, including amendments to existing material conditions and obligations in connection with the Merger, including in connection with obtaining any consent pursuant to any material contract.

Zymergen and Ginkgo will promptly advise the other of (i) any notice or other material communication alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement; (ii) any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement; (iii) any legal proceedings commenced or, to its knowledge, threatened against or otherwise affecting Zymergen, Ginkgo or any of their subsidiaries; (iv) any Effect that would be reasonably likely to have a Zymergen Material Adverse Effect, in the case of Zymergen, or a Ginkgo Material Adverse Effect, in the case of Ginkgo, respectively; or (v) such party becoming aware of the occurrence of any Effect that it believes would be reasonably likely to prevent or delay beyond the Termination Date consummation of the transactions contemplated by the Merger Agreement or that would reasonably be expected to result in the closing conditions to the Merger not being satisfied prior to the Termination Date.

On August 8, 2022, Ginkgo and Zymergen filed with the FTC and the Antitrust Division of the DOJ their respective notification and report forms relating to the Merger Agreement and the Merger as required by the HSR Act, which requested early termination of the HSR Act waiting period. The applicable waiting period under the HSR Act expired on September 7, 2022. Zymergen and Ginkgo must continue to cooperate and coordinate with one another in the making of such filings, supply the other with any information that may be reasonably required to make such filings, and as promptly as reasonably practicable, supply any additional information that reasonably may be required or requested by the FTC, the DOJ or other governmental authorities of any other applicable jurisdiction in which any such filing is made. Zymergen and Ginkgo must take all actions necessary to cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other antitrust laws applicable to the Merger and Merger Agreement and obtain any required approvals or consents pursuant to any antitrust laws applicable to the Merger Agreement and Merger, in each case as promptly as practicable and in any event prior to the Termination Date. Zymergen and Ginkgo must also keep each other apprised of the status of any material communications with, and any inquiries or requests from, the FTC, the DOJ and any other applicable governmental authorities in connection with the Merger and such filings. Responses to such inquiries or requests must be delivered as promptly as reasonably practicable after consultation with each party.

If advisable and necessary to obtain the expiration or termination of the waiting period pursuant to the HSR Act and any other antitrust laws applicable to the Merger, Ginkgo and Merger Sub will contest, defend and appeal any legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger. Notwithstanding the foregoing, nothing in the Merger Agreement will require Ginkgo, Merger Sub or Zymergen to: offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (i) the sale, divestiture, license or other disposition of any equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Ginkgo and Merger Sub, on the one hand, and the Zymergen and its subsidiaries, on the other hand; or (ii) any other restrictions on the activities of Ginkgo and Merger Sub or Zymergen and its subsidiaries; furthermore, Zymergen, without Ginkgo’s written consent, will not, offer, negotiate or commit to any divestiture transaction, or alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Ginkgo’s freedom of action with respect to, or Ginkgo’s ability to retain any of the businesses, product lines, or assets of, Zymergen or otherwise receive the full benefits of the Merger Agreement. If, prior to the Closing Date, a merger control inquiry is initiated or commenced by a governmental authority outside of the United States, approval in that jurisdiction will be deemed a condition to the completion of the Merger under the Merger Agreement.

Further, with respect to any requests for supplemental information made by any governmental authority, subject to any restrictions under applicable laws, each of Zymergen and Ginkgo must keep the other parties apprised of the content and status of any material communications with or from any governmental authority with respect to the Merger, including:

•

promptly notifying the other of any material communication received by such party from a governmental authority in connection with the Merger and permitting the other parties to review and discuss in advance any proposed draft notifications, formal notifications, filing, submission or other material written communication made in connection with the Merger to a governmental authority;

•

keeping the parties reasonably informed with respect to the status of any such submissions and filings to any governmental authority in connection with the Merger and any developments, meetings or discussions with any governmental authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any governmental authority with respect to the Merger; and

•

not independently participating in any substantive meeting, hearing, proceeding or discussions with or before any governmental authority in respect of the Merger without giving the other parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such governmental authority, the opportunity to attend or participate.

Each of Zymergen, Ginkgo and Merger Sub may, as it deems advisable and necessary, reasonably designate any non-public information provided to any governmental authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information; provided, that each of Zymergen, Ginkgo and Merger Sub may redact such information as necessary to (i) remove any valuation and related information, or (ii) address any contractual arrangements or reasonable attorney-client or other privilege or confidentiality concerns before sharing any information provided to any governmental authority with another party on an “outside counsel” only basis.

Finally, each of Ginkgo and Merger Sub agree that, between the date of the Merger Agreement and the date of consummation of the Merger, it will not enter into or consummate any contracts for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, assets or rights of any person, if such ownership interest, assets or rights would reasonably be expected to result in a material delay in obtaining, or to result in the failure to obtain, any regulatory approvals required in connection with the Merger, or which would otherwise reasonably be expected to prevent or materially delay consummation of the Merger prior to the Termination Date, except as disclosed pursuant to the Merger Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated only under the following circumstances:

•	at any time prior to the Effective Time, by mutual written agreement of Ginkgo and Zymergen;

•

at any time prior to the Effective Time, by either Ginkgo or Zymergen in the event of a permanent injunction, other judgment or legal or regulatory restraint or prohibition preventing the consummation of the Merger, or any action has been taken by a governmental authority to prohibit, make illegal or enjoin the consummation of the Merger, which has become final and non-appealable, or any statute, rule, regulation or order prohibits or makes illegal the consummation of the Merger, provided that this termination right is not available to any party whose action or failure to act (which action or failure to act constitutes a breach by the party of the Merger Agreement), respectively, has been the primary cause of, or primarily resulted in, such injunction, action, statute, rule, regulation or order;

•

at any time prior to the Effective Time, by either Ginkgo or Zymergen, if the Effective Time has not occurred by 11:59 p.m., New York City time, on January 24, 2023 (the “Initial Termination Date”), subject to two extension rights by the parties of three months each (for a total of twelve months from the signing of the Merger Agreement) if all of the closing conditions other than certain conditions related to receipt of regulatory approvals are satisfied or waived (or are capable of being satisfied at such time); provided that this termination right is not available to any party whose action or failure to act has been the primary cause of the failure to satisfy the conditions required to consummate the Merger prior to the then-scheduled Termination Date or the failure of the Effective Time to have occurred prior to the then-scheduled Termination Date;

•

at any time prior to the Effective Time, by either Ginkgo or Zymergen, if Zymergen fails to obtain the requisite Zymergen stockholder approval at the Special Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger, unless Zymergen’s actions are the cause of the failure to obtain the requisite Zymergen stockholder approval at the Special Meeting (or any adjournment or postponement thereof), provided that this termination right is not available to any party whose action or failure to act (which action or failure to act constitutes a breach by the party of the Merger Agreement), respectively, has been the cause of, or resulted in, the failure to obtain the requisite Zymergen stockholder approval at the Special Meeting;

•

by Ginkgo, if Zymergen materially breached or failed to perform any of its representations, warranties, covenants or other agreements in the Merger Agreement, which breach or failure to perform would result in a failure of a closing condition of Ginkgo and/or Merger Sub; provided that Ginkgo gave written notice to Zymergen of such breach 45 days prior to the termination of the Merger Agreement (or such shorter period of time as remains prior to the Termination Date) and such breach is not cured or capable of being cured during such notice period;

•

by Ginkgo, if (i) at any time the Zymergen Board has effected a Zymergen Board Recommendation Change, (ii) Zymergen committed a willful and material breach of its no solicitation obligations under the Merger Agreement or (iii) there is a material and adverse development in certain specified legal proceedings that was not disclosed or made available to Ginkgo prior to the date of the Merger Agreement (except that Ginkgo’s right to terminate under clause (iii) expires on the 10th day following the date on which Zymergen sends written notice to Ginkgo concerning the development);

•

by Zymergen, if Ginkgo or Merger Sub materially breached or failed to perform any of its respective representations, warranties, covenants or other agreements in the Merger Agreement, which breach or failure to perform would result in a failure of a closing condition of Zymergen; provided that Zymergen gave written notice to Ginkgo of such breach 45 days prior to the termination of the Merger Agreement

(or such shorter period of time as remains prior to the Termination Date) and such breach is not cured or capable of being cured during such notice period;

•

by Zymergen, at any time prior to receiving the requisite Zymergen stockholder approval at the Special Meeting if (i) Zymergen has received a Superior Proposal; and (ii) Zymergen enters into an alternative acquisition agreement contemplated by that Superior Proposal and pays the Zymergen Termination Fee (as defined below).

The party terminating the Merger Agreement must deliver prompt written notice to the other parties specifying the provision of the Merger Agreement pursuant to which the Merger Agreement is being terminated and setting forth in reasonable detail the facts and circumstances forming the basis for such termination.

If the Merger Agreement is terminated in accordance with the terms described above, the termination will be effective immediately and the Merger Agreement will be of no further force or effect without liability of any party to the other parties, as applicable, except in relation to certain covenants which survive the termination of the Merger Agreement. Nothing in the Merger Agreement or the termination thereof will relieve any party from any liability for any willful or material breach of the Merger Agreement.

Termination Fees and Expenses

Zymergen and Ginkgo will generally each pay its own fees and expenses in connection with the Merger, whether or not the Merger is consummated. In addition, Ginkgo and Zymergen are each required to pay a termination fee in certain circumstances, as described below.

Zymergen must pay to Ginkgo a termination fee of $10,000,000 (the “Zymergen Termination Fee”) if:

•	Ginkgo terminates the Merger Agreement pursuant to the Zymergen Board Recommendation Change termination right;

•	Ginkgo terminates the Merger Agreement as a result of Zymergen’s willful and material breach of its no solicitation obligations under the Merger Agreement;

•	Zymergen receives a Superior Proposal and enters into an alternative acquisition agreement to consummate the Acquisition Transaction contemplated by a Superior Proposal;

•

(i) Zymergen or Ginkgo terminates the Merger Agreement because Zymergen fails to obtain the requisite Zymergen stockholder approval at the Special Meeting (or any adjournment or postponement thereof), (ii) a bona fide Acquisition Proposal for an Acquisition Transaction has been publicly announced and not publicly withdrawn and (iii) within twelve months following the termination of the Merger Agreement, either an Acquisition Transaction is consummated or Zymergen enters into a definitive agreement providing for the consummation of an Acquisition Transaction;

•

(i) Zymergen or Ginkgo terminates the Merger Agreement because the Merger has not been consummated by the Termination Date, (ii) a bona fide Acquisition Proposal for an Acquisition Transaction has been communicated to the Zymergen Board or publicly announced and not withdrawn and (iii) within twelve months following the termination of the Merger Agreement, either an Acquisition Transaction is consummated or Zymergen enters into a definitive agreement providing for the consummation of an Acquisition Transaction; or

•

(i) Ginkgo terminates the Merger Agreement following Zymergen’s material breach of or failure to perform a representation, warranty, covenant or other agreement in the Merger Agreement that is not timely cured (or cannot be cured in a timely manner), (ii) a bona fide Acquisition Proposal for an Acquisition Transaction has been communicated to the Company Board or publicly announced and not withdrawn and (iii) within twelve months following the termination of the Merger Agreement, either an Acquisition Transaction is consummated or Zymergen enters into a definitive agreement providing for the consummation of an Acquisition Transaction.

Ginkgo must pay to Zymergen a termination fee of $10,000,000 (the “Ginkgo Termination Fee”) if the Merger Agreement is validly terminated by Ginkgo or Zymergen due to a failure to obtain requisite regulatory approvals or in the event that a law or order restrains, enjoins or otherwise prohibits the Merger (solely to the extent arising from or relating to antitrust laws) and, at the time of such termination, (A) all other closing conditions of Ginkgo and Merger Sub have been satisfied or waived, and (B) Zymergen’s action or failure to act has not been the primary cause of, or primarily resulted in, failure of closing conditions related to receipt of regulatory approvals to be satisfied.

Ginkgo, Merger Sub and Zymergen acknowledge that neither Ginkgo nor Zymergen will be required to pay the Ginkgo Termination Fee or Zymergen Termination Fee, respectively, on more than one occasion, whether or not such termination fee may be payable pursuant to more than one provision of the Merger Agreement at the same or at different times. If Ginkgo or Zymergen fails to promptly pay such termination fee when payable and the other party commences legal proceedings that result in a judgment against Zymergen or Ginkgo, respectively, Zymergen or Ginkgo must also pay the other party’s out-of-pocket costs and expenses (including attorneys’ fees) in connection with enforcing its right to such reimbursement, together with interest on the amount of such reimbursement at the annual rate of five percent plus the prime rate published in The Wall Street Journal in effect on the date such reimbursement was required to be paid through the date such payment was actually received.

Ginkgo, Merger Sub and Zymergen further agree that if Ginkgo or Zymergen, respectively, receives full payment of the Zymergen Termination Fee or Ginkgo Termination Fee, as applicable, then such payment will be the sole and exclusive remedy of Ginkgo, Merger Sub or Zymergen, as applicable, for any liability or damage relating to or arising out of the Merger Agreement or the Merger, and, outside of the obligations under the Confidentiality Agreement, neither Zymergen, Ginkgo, nor any of their affiliates will have further obligations or liabilities to Zymergen, Ginkgo or Merger Sub, respectively. Notwithstanding anything contrary to the foregoing, Ginkgo, Merger Sub and Zymergen will be entitled to an injunction, specific performance or other equitable relief to the extent the above fees do not adequately compensate Ginkgo, Merger Sub or Zymergen for a breach by the other of the Merger Agreement.

Conduct of Business Pending the Merger

Except as provided in the Merger Agreement, Zymergen has agreed to (and will cause its subsidiaries to) (i) maintain its existence in good standing pursuant to applicable law; (ii) conduct its business and operations in the ordinary course of business; and (iii) to the extent consistent with clause (ii), use its commercially reasonable efforts to preserve intact, in all material respects, its business organization and existing relationships with material suppliers, customers, employees, creditors, governmental authorities and any other persons with whom Zymergen and its subsidiaries have business relations, until the Effective Time or the earlier termination of the Merger Agreement (whichever is earlier).

In addition, until the Effective Time or the earlier termination of the Merger Agreement, Zymergen has agreed not to (and will cause its subsidiaries not to), among other things and subject to certain exceptions (including such exceptions expressly permitted by the Merger Agreement, as disclosed in the disclosure letter delivered by Zymergen to Ginkgo in connection with the Merger Agreement, as required by applicable law or with Ginkgo’s written consent (which consent will not be unreasonably withheld, conditioned or delayed)):

•	amend any organizational documents of Zymergen or its subsidiaries;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

issue, sell, deliver or agree or commit to issue, sell, or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Zymergen Common Stock or preferred stock, except for enumerated exceptions in connection with existing agreements in effect on the date of the Merger Agreement, the grant of Zymergen RSUs to newly hired employees with respect to up to 300,000 shares of Zymergen Common Stock in the aggregate, the issuance of shares of Zymergen Common Stock upon the exercise of Zymergen Stock Options or settlement of Zymergen RSUs outstanding as of the date of the Merger Agreement or granted following such date as permitted under the terms of the Merger Agreement, and the issuance of shares of Zymergen Common Stock upon the exercise of purchase rights under the ESPP in accordance with the terms of the Merger Agreement;

•

directly or indirectly acquire, repurchase, or redeem any Zymergen Common Stock or preferred stock, except for repurchases or acquisitions pursuant to Zymergen equity awards or transactions between Zymergen and any of its wholly owned subsidiaries;

•

adjust, split, combine or reclassify any shares of capital stock or issue or authorize or propose the issuance of any other Zymergen Common Stock or preferred stock in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest;

•

declare, set aside or pay any dividend on or make other distributions in respect of any of its capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest (other than cash dividends made by an indirect or direct wholly owned subsidiary of Zymergen to Zymergen or another subsidiary) or pledge or encumber any shares of its capital stock or other equity or voting interest;

•

incur, assume or otherwise become liable for indebtedness or issue any debt securities other than as expressly permitted in the Merger Agreement and (i) for trade payables incurred in the ordinary course of business, (ii) for loans or advances to Zymergen’s wholly owned subsidiaries and (iii) up to $1,000,000 of additional indebtedness;

•	assume, guarantee, endorse or otherwise become liable or responsible in any way for obligations of other persons, except with respect to Zymergen’s wholly owned Subsidiaries;

•

make any loans, advances or capital contributions to, or investments in, others persons, except for the extension of credit to, or receivables payable from, customers incurred in the ordinary course of business;

•	mortgage or pledge any assets or create any liens, other than permitted liens as described in the Merger Agreement;

•

enter into, adopt, amend or modify, or accelerate benefits or compensation under any employee benefit or incentive plan, except for administrative amendments to, or annual renewals of, broad-based health or welfare plans in the ordinary course of business that do not result in more than a de minimis increase in cost for Zymergen;

•

increase any benefits under any employee benefit or incentive plan, or increase the compensation payable or paid to any current or former employees, officers, directors or individual independent contractors; pay any special bonus or special remuneration; or enter into any severance or termination pay agreements, plans, policies or arrangements or pay any benefit not permitted by any employee benefit or incentive plan except (i) as required by law or required by the terms of an existing employee benefit or incentive plan or (ii) for increases in compensation adopted in the ordinary course of business consistent with past practice in respect of any non-officer employee whose annual base compensation does not exceed $200,000 after giving effect to such increase;

•	hire, engage or terminate (other than a termination for cause) an employee or individual independent contractor who earns or will earn an annual base compensation in excess of $200,000;

•

waive, release, assign (other than to or from a subsidiary of Zymergen), compromise or settle any pending or threatened legal proceedings against Zymergen, other than (i) waivers, releases, assignments, settlements or compromises that involve only the payment of out of pocket monetary damages of no more than $250,000 individually and $2,000,000 in the aggregate or (ii) settlements that do not involve any monetary obligations, non-de minimis injunctive or equitable relief, non-de minimis restrictions or admission of wrongdoing or criminal act;

•

revalue in any material respect any of its properties or assets (other than in the ordinary course of business) or make any material changes in any of its accounting principles or practices, except as required by applicable law or GAAP;

•

make or change any material tax election, settle or compromise any material tax claim or assessment, consent to any extension or waiver of any limitation period applicable to any material tax claim or assessment (other than a customary extension to file a tax return), surrender any right to claim a material refund of taxes, file any amended tax return or enter into any material closing agreement or contractual obligation in respect of taxes with any governmental authority;

•

incur or commit to incur any capital expenditures, other than certain expenditures set forth in Zymergen’s real estate plan, the capital expenditure budget delivered by Zymergen to Ginkgo in connection with the Merger Agreement and expenditures that do not exceed $1,000,000 in the aggregate;

•	enter into, modify or amend in any material respect, or terminate any material contract;

•	maintain insurance at less than current levels or in a manner inconsistent with past practice;

•	other than with respect to certain matters enumerated in the Merger Agreement, engage in any related party transactions;

•

take any action that would constitute a “plant closing” or “mass layoff” (as defined in the Worker Adjustment and Retraining Notification promulgated by the U.S. Department of Labor) in any manner that would trigger notice requirements or liability under any foreign or domestic laws;

•	implement any layoffs affecting, place on unpaid leave or furlough, or materially reducing the hours or weekly pay of, 25 or more employees;

•	enter into or modify any collective bargaining agreement, or recognize any union as the bargaining representative for any employees;

•	enter into any material new line of business or make any material change in any existing line of business;

•

merge or consolidate with any person or make any acquisition or disposition of any material assets, securities, property or business in a single transaction or series of transactions, except for (i) permitted transactions enumerated in the Merger Agreement, (ii) any disposition of worn or obsolete equipment, (iii) non-exclusive licenses in the ordinary course of business, or (iv) abandonment or allowing lapse of intellectual property that is not material to Zymergen and its subsidiaries;

•	enter into any joint venture, partnership, or similar arrangement except in the ordinary course of business; and

•	enter into a contract to take, or otherwise agree, resolve or commit to take, any of the foregoing actions.

In addition, until the Effective Time or the earlier termination of the Merger Agreement, Ginkgo and Merger Sub have agreed not to (and will cause their subsidiaries not to), among other things and subject to certain exceptions (including such exceptions expressly permitted by the Merger Agreement, as disclosed in the disclosure letter delivered by Ginkgo to Zymergen in connection with the Merger Agreement, as required by applicable law, or with Zymergen’s written consent (which consent will not be unreasonably withheld, conditioned or delayed)):

•

amend any organizational documents in a manner adverse to Zymergen’s common stockholders’ interests as holders of Ginkgo Class A Common Stock following the consummation of the Merger and where such amendment would reasonably be expected to prevent, materially impede or delay the consummation of the Merger and other transactions contemplated by the Merger Agreement;

•

adjust, split, combine, or reclassify any shares of capital stock, or issue, authorize or propose the issuance of other securities in lieu of shares of its capital stock in any manner that would have a material and adverse impact on the value of Ginkgo Class A Common Stock, except for issuances made in the ordinary course of business with respect to equity awards by Ginkgo;

•

declare, set aside or pay any dividend or distribution in respect of any shares of its capital stock or other equity or voting interest or make any other actual, constructive, or deemed distribution in respect of the shares of its capital stock or other equity or voting interest, except for dividends or other distributions by any wholly owned subsidiary of Ginkgo to Ginkgo or another one of its wholly owned subsidiaries;

•

propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to Ginkgo or Merger Sub, excluding the Merger, transactions between Ginkgo and its wholly owned subsidiaries and transactions that would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and other transactions contemplated by the Merger Agreement; and

•	enter into a contract to take, or otherwise agree, resolve or commit to take any of the foregoing actions.

Public Statements and Disclosure

Ginkgo and Zymergen agreed to issue an initial joint press release announcing the execution and delivery of the Merger Agreement and the Merger. After the initial joint press release, other than with respect to Zymergen communication in relation to a Zymergen Takeover Proposal or a Zymergen Board Recommendation Change, Ginkgo, Merger Sub and Zymergen must use reasonable best efforts to consult with and provide each other the opportunity to review and comment before participating in any media interviews, engaging in any meetings or calls with analysts, institutional investors or other similar persons and providing any statements that are public or reasonably likely to become public, relating to the Merger. However, these restrictions on public announcements will not apply if such public announcement is (i) required by applicable law or any listing agreement (provided that the party making such communication uses its reasonable best efforts to consult with the other party to the extent practicable), (ii) consistent with public statements previously made by Ginkgo and Zymergen permitted by the Merger Agreement, or (iii) principally directed to Ginkgo and Zymergen’s respective employees, suppliers, customers, partners or vendors and not inconsistent with public statements previously made in accordance with the Merger Agreement.

Access to Information; Integration Planning

From the date of the Merger Agreement until the Effective Time or the earlier termination of the Merger Agreement, Zymergen must, and must cause its subsidiaries to:

•

upon prior written notice, provide Ginkgo and its representatives reasonable access during normal business hours to the personnel, properties, contracts, offices and other facilities of Zymergen and to the books and records thereof;

•	request its representatives cooperate with Ginkgo’s investigation (at Ginkgo’s sole expense); and

•	provide Ginkgo the right to perform non-invasive assessments of the environmental conditions of the real property that Zymergen leases (to the extent not prohibited by the respective leases).

Any non-public information disclosed by Zymergen, its subsidiaries or representatives in relation to such investigations will be subject to the terms and conditions of the Confidentiality Agreement.

Notwithstanding the foregoing, Zymergen is not required to afford such access or furnish such information to the extent that doing so would:

•	breach, contravene or violate any applicable law or contract;

•	result in a loss of attorney-client privilege or work-product protection;

•	relate to interactions with other prospective buyers of Zymergen;

•	violate or cause default pursuant to, or give a third party the right to terminate or accelerate the rights pursuant to, a contract of Zymergen or its subsidiaries;

•	result in the disclosure of any third-party trade secrets; or

•	relate to a legal proceeding between Ginkgo and Zymergen.

Zymergen is not required to newly prepare any reports, analyses or other information that is not already internally prepared.

Promptly after the date of the Merger Agreement, Ginkgo and Zymergen agreed to establish a team to discuss and plan for the transition and integration process concerning the Merger. The plan will be finalized prior to the Closing Date.

Additional Agreements

Registration Statement and Proxy Statement/Prospectus

As promptly as practical following the date of the Merger Agreement, Ginkgo and Zymergen agreed to jointly prepare and file this proxy statement/prospectus with the SEC and Ginkgo, with Zymergen’s reasonable cooperation, agreed to prepare and file the registration statement of which this proxy statement/prospectus is a part.

Each of Ginkgo and Zymergen agreed to further cooperate with each other and use their reasonable best efforts to (i) ensure that this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part complies in all material respects with all applicable legal requirements, (ii) respond as promptly as reasonably practicable to and resolve all comments from the SEC concerning this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part, (iii) have the registration statement of which this proxy statement/prospectus is a part declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the registration statement of which this proxy statement/prospectus is a part effective for so long as necessary to complete the Merger. Neither Ginkgo nor Zymergen may file, amend, or supplement this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part, or respond to related SEC comments without the other’s prior consent (which will not be unreasonably withheld, conditioned or delayed) and without allowing Ginkgo’s and Zymergen’s respective outside counsel a reasonable opportunity to review and comment thereon. Ginkgo and Zymergen will consider all reasonably proposed comments from the other in good faith. Notwithstanding the foregoing, Zymergen may amend or supplement this proxy statement/prospectus without Ginkgo’s consent in connection with a Zymergen Board Recommendation Change. Ginkgo, Merger Sub and Zymergen are required to furnish all information concerning itself, its affiliates and the holders of its shares to the other party and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part. If, at any time prior to the Special Meeting, any information relating to Zymergen, Ginkgo, Merger Sub or any of their respective affiliates is discovered, which, in the reasonable judgment of Zymergen, Ginkgo or Merger Sub, should be set forth in an amendment of, or supplement to, this proxy statement/prospectus or the registration statement of which it is a part, the discovering party must notify the non-discovering party and the parties must cooperate in the prompt filing of such amendment or supplement with the SEC, so that such filings would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

If Ginkgo or Zymergen determines that it is required to file any document other than this proxy statement/prospectus or the registration statement of which this proxy statement/prospectus is a part in connection with the Merger, then Ginkgo or Zymergen, in cooperation with the other, will prepare and file such other filing in conformance with the relevant legal rules and regulations.

Further, Zymergen, Ginkgo, Merger Sub and their respective Affiliates may not communicate in writing with the SEC with respect to the foregoing without providing the other, to the extent practicable, a reasonable opportunity to review and comment on such written communication. Ginkgo will notify Zymergen as soon as reasonably practicable after receiving notice of the effectiveness of the registration statement of which this proxy statement/prospectus is a part. In the event of any stop order or qualification suspension of the Ginkgo Class A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, Ginkgo must notify Zymergen as promptly as reasonably practicable and use its reasonable best efforts to take all actions necessary to have any such stop order or suspension lifted, reversed or otherwise terminated. Ginkgo must also use reasonable efforts to take any other action required to be taken by under the Securities Act, the Exchange Act, any applicable foreign or state securities or blue sky laws and the rules and regulations thereunder to consummate the Merger.

As promptly as reasonably practicable after the later of (i) the filing of this proxy statement/prospectus with the SEC and confirmation from the SEC that it has completed its review of this proxy statement/prospectus and (ii) the registration statement of which this proxy statement/prospectus is a part is declared effective under the Securities Act, Zymergen must use its reasonable best efforts to cause this proxy statement/prospectus to be mailed to its stockholders entitled to vote at the Special Meeting.

Section 16(b) Exemption

Prior to the Effective Time, Zymergen will be permitted to take all such actions as may be reasonably necessary or advisable to cause the Merger and any dispositions of Zymergen equity securities (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of Zymergen, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stock Exchange Delisting; Deregistration

Prior to the Effective Time, Zymergen must cooperate with Ginkgo to use its reasonable best efforts to take all actions reasonably necessary, proper or advisable pursuant to applicable law and rules and regulations of Nasdaq to cause (i) the delisting of Zymergen Common Stock from Nasdaq as promptly as practicable after the Effective Time and (ii) the deregistration of Zymergen Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Specified Legal Proceedings

Zymergen agreed to (i) reasonably consult with Ginkgo regarding the status of certain specified legal proceedings, (ii) promptly notify Ginkgo of any material developments in such specified legal proceedings and any governmental proceedings and provide Ginkgo with a reasonable opportunity to review and comment on such material developments, and (iii) consider in good faith all comments reasonably proposed by Ginkgo with respect to such specified legal proceedings.

Zymergen’s Real Estate Plan

Zymergen agreed to comply with, in all material respects, the real estate, leasehold improvement, capital expenditure, sublease and other activities related to its leased real property as detailed in the disclosure letter delivered by Zymergen to Ginkgo in connection with the Merger Agreement; provided, however, that prior to the Effective Time, Zymergen may modify such real estate plan (i) to the extent necessary to comply with applicable law, (ii) to take certain permitted actions, subject to reasonable prior consultation with Ginkgo or (iii) as approved by Ginkgo in its sole discretion.

Governance of the Surviving Corporation

The Merger Agreement provides the officers of the of the Surviving Corporation will be the officers of Zymergen as of immediately prior to the Effective Time, each to hold office in accordance with the organizational documents of the Surviving Corporation until their respective successors are duly appointed. At the Effective Time, the directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

At the Effective Time, the Zymergen Charter will be amended and restated to read as the certificate of incorporation and bylaws set forth as Exhibit A to the Merger Agreement, and will be the certificate of incorporation of the Surviving Corporation until further amended as provided therein or by applicable law. Also at the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub will be automatically amended and become references to the Surviving Corporation until further amended as provided therein, in the certificate of incorporation and by applicable law.

Directors’ and Officers’ Exculpation, Indemnification and Insurance

Ginkgo has agreed to cause the Surviving Corporation, to honor and fulfill the obligations of Zymergen pursuant to any existing indemnification agreements in favor of Zymergen or its subsidiaries’ current or former directors and officers as of the date of the Merger Agreement (collectively “Indemnified Persons”). For six years after the Effective Time, the Surviving Corporation will cause its organizational documents to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as those provisions provided for by Zymergen’s organizational documents. Such obligations will not be amended or repealed for a period of six years from and after the Effective Time, except as required by applicable law.

For six years from and after the Effective Time, the Surviving Corporation will, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with Zymergen or its subsidiaries in effect on the date of the Merger Agreement, indemnify and hold harmless each Indemnified Person against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, penalties, fines, losses, claims, damages, liabilities or settlement amounts incurred in connection with any claim or legal proceeding arising out of the Indemnified Person’s role as a director, officer, employee or agent of Zymergen or its subsidiaries, including any matters arising in connection with the Merger, regardless of whether such action or omission happened prior to or after the Effective Time. If an Indemnified Person delivers to Ginkgo a written notice asserting a claim for indemnification pursuant to the terms described in the Merger Agreement, then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully resolved. The Surviving Corporation must also advance expenses (including reasonable attorneys’ fees, costs and expenses) incurred by an Indemnified Person in relation to such claims or proceedings, provided that such person must repay all advanced amounts if it is determined by final judicial decision that such person is not entitled to be indemnified for such expenses. None of Ginkgo, the Surviving Corporation nor any of their respective Affiliates will settle any such claim or proceeding for which indemnification is sought unless such settlement includes an unconditional release of liability for the Indemnified Person or Persons.

For six years from and after the Effective Time, the Surviving Corporation will, and Ginkgo will cause the Surviving Corporation to, maintain Zymergen’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Time on terms that are substantially equivalent in the aggregate to the existing terms. However, the annual premiums of such policies may not exceed 300% of the amount Zymergen paid for coverage in its last full fiscal year. If such insurance coverage cannot be maintained for such cost, the Surviving Corporation will obtain a policy with the greatest coverage available at such cost. Prior to the Effective Time, Zymergen may purchase a prepaid “tail” policy, so long as such policy does not exceed 300% of the amount Zymergen paid for coverage in its last full fiscal year. If Zymergen decides to purchase such “tail” policy, the Surviving Corporation will (and Ginkgo will cause the Surviving Corporation to), maintain the policy as long as it is in effect.

In the event Ginkgo or the Surviving Corporation (or any of their respective successors or assigns) (i) consolidates with or merges into any other person and Ginkgo or the Surviving Corporation is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then Ginkgo or the Surviving Corporation, as applicable, shall make proper provisions so that the successors and assigns of Ginkgo or the Surviving Corporation will assume the indemnification obligations set forth above and in the Merger Agreement.

None of the indemnification obligations contemplated above can be terminated or amended in any manner that adversely affects any Indemnified Person without prior written consent of such affected Indemnified Persons. Nothing in the Merger Agreement is intended to impair the right to any director and officer insurance claims with respect to Zymergen or any of its subsidiaries.

Employee Matters

From and after the Effective Time, the Surviving Corporation will (and Ginkgo will cause the Surviving Corporation to) honor all of the employee benefit plans and compensation and severance arrangements as described in the Merger Agreement as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, the Surviving Corporation may amend or terminate such plans or arrangements in accordance with their terms or as required by applicable law.

For a 12-month period commencing on the Closing Date, Ginkgo will cause each Zymergen employee who continues to be an employee of Ginkgo following the Merger (each a “Continuing Employee”) to be provided with (i) a base salary or wage rate and a target annual cash incentive opportunity that is no less favorable than such Continuing Employee’s base salary or wage rate and target annual cash incentive opportunity immediately prior to closing of the Merger (provided that Ginkgo may award or pay any such cash incentive in the form of Ginkgo RSUs or shares of Ginkgo Class A Common Stock), (ii) broad-based employee benefits (excluding certain benefits described in the Merger Agreement) substantially comparable in the aggregate to those benefits provided to such Continuing Employees immediately prior to the closing of the Merger or those benefits provided to similarly situated employees of Ginkgo, at Ginkgo’s discretion, and (iii) severance benefits no less favorable than as set forth in the disclosure letter delivered by Zymergen to Ginkgo in connection with the Merger Agreement. Without duplication, Continuing Employees will be eligible to participate in Ginkgo’s equity incentive plans, subject to the relevant Ginkgo Board approvals, on the same basis as similarly situated Ginkgo employees.

Ginkgo will use commercially reasonable efforts to cause each Continuing Employee to be granted credit for all service with Zymergen before the Effective Time for purposes of eligibility to participate, vesting and entitlement benefits under employee benefit plans where length of service is relevant (including vacation and severance pay entitlement) and credited under comparable Zymergen employee benefit plans. Ginkgo will use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate in any new employee benefit or compensation plan to the extent that coverage pursuant to any such new plan replaces coverage pursuant to a comparable plan in which such Continuing Employee participated in immediately before the Effective Time, and (ii) all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of any new plan to be waived for such Continuing Employee and his or her covered dependents to the same extents under the comparable plan in which such Continuing Employee participated in immediately before the Effective Time, and full credit under the new plan to be given to any eligible expenses previously incurred by such Continuing Employee and his or her covered dependents for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year.

None of the foregoing is deemed a guarantee of employment, nor does it preclude Ginkgo from terminating a Continuing Employee, or from amending or terminating any employee benefit plan, nor does it create any third party beneficiary rights in any person.

Representations and Warranties

The Merger Agreement contains representations and warranties by Zymergen, Ginkgo and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in the disclosure letters delivered by Zymergen and Ginkgo in connection with the Merger Agreement.

These representations and warranties relate to, among other things:

•	corporate organization, valid existence, good standing and qualification and similar corporate matters;

•	corporate power and authority to execute and deliver the Merger Agreement, perform its covenants and obligations thereunder, and (subject to stockholder approval) consummate the Merger;

•	board approval, the opinion of Zymergen’s financial advisor, and actions taken to ensure anti-takeover laws are inapplicable to the Merger;

•	fees payable to financial advisors in connection with the Merger;

•

absence of any violation of, or conflict with, organizational documents, applicable laws or orders, or certain contracts as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby;

•

absence of certain consents of or filings with or notices to any governmental authority required to be obtained or made in connection with the execution and delivery of the Merger Agreement, the performance of the Merger Agreement and the consummation of the Merger;

•	capitalization and stock reserves;

•

the compliance of SEC filings with the applicable requirements of the Securities Act and the Exchange Act, compliance with applicable stock exchange listing and corporate governance rules, and the absence of any material outstanding or unresolved comments in comment letters from the SEC staff;

•	financial statements;

•

establishment and maintenance of “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act);

•	absence of significant deficiencies or material weaknesses in the system of internal control over financial reporting used by each of the parties;

•

absence of certain changes or events since December 31, 2021 that would constitute a Zymergen Material Adverse Effect or Ginkgo Material Adverse Effect or a breach of certain interim operating covenants of the applicable party if such action was taken between the date of the Merger Agreement and the Closing Date;

•	absence of undisclosed liabilities;

•	absence of changes to the conduct of the parties’ businesses;

•	compliance with laws and possession of necessary government authorizations;

•	compliance with anti-corruption and anti-money laundering laws, as well as applicable international trade and sanctions laws;

•	absence of pending or threatened legal proceedings;

•

the accuracy of information supplied for inclusion or incorporation of reference in the registration statement of which this proxy statement/prospectus forms a part and the proxy statement/prospectus as a whole;

•	tax matters; and

•	exclusivity of representations or warranties set forth in the Merger Agreement.

Additional representations made only by Zymergen relate to, among other things:

•	receipt of a fairness opinion from its financial advisor;

•	requisite stockholder approval for the transactions contemplated by the Merger Agreement;

•	subsidiaries;

•	material contracts;

•	customers and suppliers;

•	real property and equipment and other tangible property;

•	environmental matters;

•	intellectual property and privacy matters;

•	employee benefit plan matters;

•	labor and employment matters;

•	matters related to the FDA and comparable regulatory or governmental authorities;

•	insurance matters; and

•	related person transactions.

Additional representations made only by Ginkgo and Merger Sub relate to, among other things:

•	ownership of Merger Sub;

•	ownership of Zymergen Common Stock;

•	no Ginkgo stockholder vote required in connection with the Merger;

•	availability of funds to make all payments required in connection with the Merger;

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no side agreements or arrangements, other than the Voting Agreements, between Ginkgo and Merger Sub with any stockholder, director, officer, employee or other affiliate of Zymergen relating to the Merger; and

•	absence of any other negotiations that would reasonably be expected to materially impair or delay the ability of Ginkgo to consummate the transactions contemplated by the Merger Agreement.

None of the representations or warranties of Zymergen, Ginkgo and Merger Sub will survive the Effective Time.

Extension, Waiver and Amendment of the Merger Agreement

Ginkgo, Merger Sub and Zymergen may amend the Merger Agreement by execution of an instrument in writing signed on behalf of each of Ginkgo, Merger Sub and the Company. However, after the adoption of the Merger Proposal by Zymergen’s stockholders, no amendment can be made to the Merger Agreement without further stockholder approval which requires further approval by such stockholders pursuant to the DGCL.

At any time prior to the Effective Time, Zymergen, on the one hand, and Ginkgo and Merger Sub, on the other hand, may (i) extend the time for the performance of any obligation or other act of the other under the Merger Agreement, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement.

Any delay in exercising any right pursuant to the Merger Agreement will not constitute a waiver of such right.

Transaction Litigation

Prior to the Effective Time, each of Ginkgo, Merger Sub and Zymergen will provide the other parties with prompt notice of any legal proceeding commenced or threated against a party arising from or otherwise relating to the Merger Agreement or any transactions contemplated thereby (“Transaction Litigation”) and keep such other parties reasonably informed with respect to the status thereof. Each of Ginkgo, Merger Sub and Zymergen will (i) give the other parties the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (ii) consult with the other parties with respect to the defense, settlement and prosecution of any Transaction Litigation. Zymergen may not compromise or settle, or agree to compromise or settle, any Transaction Litigation unless Ginkgo has consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed).

Governing Law; Jurisdiction; Waiver of Jury Trial

The Merger Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

Each of Ginkgo, Merger Sub and Zymergen has irrevocably submitted to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), as well as any state appellate court therefrom within the State of Delaware (the “Chosen Courts”), in the event of any dispute or controversy arising out of the Merger Agreement or any of the transactions contemplated by the Merger Agreement. Further, each of Ginkgo, Merger Sub and Zymergen has (i) agreed that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (ii) agreed that any legal proceeding arising in connection with the Merger Agreement or the transactions contemplated thereby shall be brought, tried and determined only in the Chosen Courts, and (iii) waived any defense of venue or inconvenient forum. Each of Ginkgo, Merger Sub and Zymergen has also agreed to not to bring any legal proceeding relating to the Merger Agreement or any of the transactions contemplated by the Merger Agreement in any court other than the Chosen Courts.

Each of Ginkgo, Merger Sub and Zymergen has further irrevocably and unconditionally waived any right such party may have to a trial by jury with respect to any legal proceeding directly or indirectly arising out or relating to the Merger Agreement or the Merger.

Specific Performance

Ginkgo, Merger Sub and Zymergen have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. Ginkgo, Merger Sub and Zymergen have agreed that in the event of any breach or threatened breach by any other party to the Merger Agreement of any covenant, obligation or agreement contained in the Merger Agreement, the non-breaching party will be entitled to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement. This right to seek specific performance will be in addition to any other remedy available to such non-breaching party at law or in equity. However, although Zymergen may pursue both a grant of specific performance and monetary damages, under no circumstances will Zymergen be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the closing of the Merger and monetary damages for failure to close.

THE VOTING AGREEMENTS

In connection with the Merger Agreement, Ginkgo entered into the Voting Agreements with each of the Voting Agreement Stockholders. The Voting Agreement Stockholders together beneficially own, in the aggregate, approximately 40% of the issued and outstanding shares of Zymergen Common Stock as of July 22, 2022, the last trading day before the public announcement of the Merger Agreement. The following summary of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Voting Agreements attached to this proxy statement/prospectus as Annex B, Annex C and Annex D.

The Voting Agreement Stockholders have separately agreed, pursuant to their respective Voting Agreements, among other things, to vote all shares of Zymergen Common Stock beneficially owned and entitled to vote at any annual or special meeting of Zymergen’s stockholders (each a “Covered Meeting”) called with respect to the following matters, among others: (a) in favor of (i) approval of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement and (ii) any proposal to adjourn or postpone such meeting of stockholders of Zymergen to a later date if there are not sufficient votes to adopt the Merger Agreement; and (b) against (i) any action, proposal, transaction, or agreement which would reasonably be expected to result in any of the conditions to Zymergen’s obligations to consummate the Merger set forth in Article VII of the Merger Agreement not being fulfilled, and (ii) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Ginkgo’s, Merger Sub’s or Zymergen’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Zymergen.

Each Voting Agreement Stockholder has also agreed not to transfer, or enter into an agreement to transfer, their shares of Zymergen Common Stock, with certain limited exceptions, and not to deposit any of their shares of Zymergen Common Stock in a voting trust, grant any proxies with respect to their shares of Zymergen Common Stock, or subject any of their shares of Zymergen Common Stock to any arrangement with respect to the voting of the shares of Zymergen Common Stock other than agreements entered into with Ginkgo.

The Voting Agreements and the obligations thereunder attach to any additional shares of Zymergen Common Stock issued to or acquired by each Voting Agreement Stockholders after the execution of its respective Voting Agreement and prior to the record date for any Covered Meeting. Each Voting Agreement will terminate upon the earliest of (i) the closing of the Merger; (ii) the date on which the Merger Agreement is terminated in accordance with its terms; (iii) the Termination Date under the Merger Agreement; (iv) the making of certain changes to the terms of the Merger without the prior written consent of the applicable Voting Agreement Stockholder; and (v) with respect to any Voting Agreement Stockholder, the mutual written consent of Ginkgo and such Voting Agreement Stockholder.

INFORMATION ABOUT GINKGO

References to the “Company,” “we,” “us” and “our” in this section refer to Ginkgo and its consolidated subsidiaries. References to “Old Ginkgo” refer to Ginkgo Bioworks, Inc., a Delaware corporation and a wholly owned subsidiary of Ginkgo.

Description of Business of Ginkgo

Overview

Ginkgo is building the industry-standard horizontal platform for cell programming. Our founders are engineers from diverse fields who, more than 20 years ago, were inspired by an astonishing feature of biology: it runs on digital code. It’s just A, T, C, and G rather than 0 and 1. But where computer bits are used to communicate information, genetic code is inherently physical and as it is read, physical structures are made. We program computers to manipulate bits, but we program cells to manipulate atoms. Cells are the building blocks of our food, our environment and even ourselves.

We use our platform to program cells on behalf of our customers. These “cell programs” (or “programs”) are designed to enable biological production of products as diverse as novel therapeutics, key food ingredients, and chemicals currently derived from petroleum. Through June 30, 2022, we have worked on 129 cumulative programs, which represent the cumulative number of unique programs Ginkgo has commenced in end markets as diverse as specialty chemicals, agriculture, food, consumer products, and pharmaceuticals (the “Cumulative Programs”). Biology did not evolve by end market. All of these applications run on cells which have a common code—DNA—and a common programming platform can enable all of them. Because of this shared platform, we are able to drive scale and learning efficiencies while maintaining flexibility and diversity in our program areas. Ultimately, customers come to us because they believe we maximize the probability of successfully developing their products.

Customers look to Ginkgo to overhaul their manufacturing processes or develop new products through biology. They might, for example, be looking to produce a particular chemical via fermentation, at a lower cost, with enhanced supply chain reliability or sustainability. Or perhaps the customer needs a microbe that will live and grow on the roots of corn and convert nitrogen in the air into usable fertilizer for a plant, resulting in improved plant growth. Or a customer might need an antibody that binds to and neutralizes a certain target, along with a way to produce those antibodies at scale. All of these programs and more run on a common platform at Ginkgo.

We care deeply how our platform is used and recognize biosecurity as a necessary complement to our cell programming work. Biosecurity is ingrained in our platform and in our ethos—we work collaboratively to help ensure responsible research conduct and deployment within our own work and within the broader synthetic biology community. We have additionally invested in developing targeted biosecurity and public health capabilities, including an initiative for pathogen biomonitoring at scale. Through this initiative, known as Concentric by Ginkgo, we serve as a system integrator to implement customizable and accessible biosecurity programs for monitoring and mitigating the spread of COVID-19 in thousands of communities across the country. We are dedicated to setting the industry standard for biosecurity as we continue to scale our platform.

The foundation of our platform includes two core assets that execute a wide variety of cell programs for customers according to their specifications: our Foundry and our Codebase.

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Our Foundry wraps proprietary software and automation around core cell engineering workflows—designing DNA, writing DNA, inserting that DNA into cells, testing to measure cell performance—and leverages data analytics and data science to inform each iteration of design. The software, automation and data analysis pipelines we leverage in the Foundry drive a strong scale economic: we have scaled the output of the Foundry by roughly 3X annually since we started measuring it around 2015 (with the exception of 2020 during the COVID-19 pandemic) and over that time, the average cost per unit operation has fallen by approximately 50% every year. We expect to be able to pass these savings along to our customers, allowing them to take more “shots on goal” with their programs.

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Our Codebase includes both our physical (engineered cells and genetic parts) and digital (genetic sequences and performance data) biological assets, and accumulates as we execute more cell programs on the platform. Every program, whether successful or not, generates valuable Codebase and helps inform future experimental designs and provides reusable genetic parts, making our cell program designs more efficient.

Figure 1: Our platform is used to design, write, and debug DNA code in engineered organisms to execute programs for our customers. Our Foundry leverages proprietary software, automation, and data analytics to reduce the cost of cell programming. Our Codebase consists of reusable biological assets that helps accelerate the engineering process.

As the platform scales, we have observed a virtuous cycle between our Foundry, our Codebase, and the value we deliver to customers. Sketched below, we believe this virtuous cycle sustains Ginkgo’s growth and differentiated value proposition.

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Foundry: As we take on more work in the Foundry, we benefit from scale economics, which over time may lead to lower program costs. We expect that these lower costs, in turn, will drive additional demand for our cell programming capabilities.

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Codebase: Cell programs also generate Codebase, which can drive better experimental direction and improve the odds of technical success, further increasing our customer value proposition, which we believe will result in additional demand.

Put simply: we believe that as the platform improves with scale, it drives more scale, which drives further platform improvements, and so on. We believe this positive feedback loop has the potential to drive compounding value creation in the future, as every new program we add contributes to both near-term revenues and has the potential to add significant downstream economics.

Figure 2: Ginkgo’s virtuous cycle: as we scale, we see greater efficiency and higher odds of technical success, which helps drive further scaling as our value proposition improves.

Our business model mirrors the structure of our platform and we are compensated in two primary ways. First, we charge usage fees for Foundry services, in much the same way that cloud computing companies charge usage fees for utilization of computing capacity or contract research organizations (“CROs”) charge for services. The total addressable market for biological R&D services, including labor and tools, was estimated to be over $40 billion in 2021 and is growing strongly. Additionally, we negotiate a value share with our customers (typically in the form of royalties, milestones, and/or equity interests) in order to align our economics with the success of the programs enabled by our platform. As we add new programs, our portfolio of programs with this “downstream” value potential grows. Through these value shares, we are tapping into what industry sources expect to be a $2 to $4 trillion market for bioengineered products in the next 10 to 20 years.

We believe that cell programming has the potential to be as ubiquitous in the physical world as computer programming has become in the digital world. We believe products in the future will be grown rather than made. To enable that vision, we are building a horizontal platform to make biology easier to engineer. Our business model is aligned with this strategy and with the success of our customers, setting us on what we believe is a path towards sustainable innovation for years to come.

An Introduction to Synthetic Biology

To fully tell the story of cell programming, we have to start four billion years ago. All living things evolved from a single cell, a tiny bubble containing the code that enabled it to assemble and reproduce itself. But, importantly, that process of reproduction wasn’t perfect; each copy introduced new mutations in the code. These changes are responsible for one of the most powerful and defining features of biology: evolution. Over eons, that first cell and all its progeny copied themselves, and their DNA evolved to create new functions: to eat new kinds of foods and to produce new kinds of chemicals, structures, and behaviors. As reproduction became more, well, interactive, organisms developed tools to borrow DNA from each other, accelerating the pace of evolution. These functions, and thus the genetic code programming the functions, stuck around when they helped the organisms survive and create more descendants. This went on and on for four billion years, leaving us the wild codebase of DNA that enables the diversity of life forms we see on the planet today.

Synthetic biology’s story begins mere decades ago, as biologists began to decode the molecular secrets of DNA. The billions-year-old tools of cells—enzymes that cut, copy, and paste sequences of DNA code—are now being leveraged by humans to read, write, and edit DNA in the lab. Polymerases that copy DNA are used to enable polymerase chain reaction (“PCR”) tests for COVID-19 and the CRISPR/Cas system from bacteria now enables editing of human genomes to potentially cure genetic diseases.

Today we are using these tools to learn from the full breadth of evolution and biodiversity to write new biological code. Simple soil bacteria produce everything from vital antibiotics to the smell of fresh rain. We can reuse elements of these DNA programs to make new products. Biochemistry is extraordinarily versatile; we’ve reused the same genetic code libraries across applications as diverse as fine fragrances, baking, and consumer electronics. We may be able to develop programs that can digest human-made “forever chemicals” that biology never encountered before.

As cell programmers, we operate with humility and respect for biology. Our tools are simply borrowed, and the history of biotechnology is a mere blink of an eye compared to the history of living things. Today, we write rudimentary code. We believe that someday our children will write poetry in DNA.

Programming life

Figure 3: DNA strands are sequences composed of four chemical bases, or nucleotides, represented by the letters A, T, C and G.

Like computers, cells run on digital code. DNA strands are sequences composed of four chemical bases, or nucleotides, represented by the letters A, T, C and G. The letters along the strand encode the proteins that make up the cell and perform biochemical functions. The translation of DNA to RNA to Protein is known as the “central dogma” of molecular biology.

The Central Dogma of Molecular Biology

Figure 4: The translation of DNA to RNA to Protein is known as the “central dogma” of molecular biology.

“Traditional” genetic engineering uses special types of proteins from bacteria that can cut and paste DNA to move sequences from one organism to another. In 1982, Genentech Inc. partnered with Eli Lilly and Company to bring these techniques to market, producing human insulin inside the bacteria E. coli. Genetic engineers were able to cut the code for the human insulin protein and paste it into the genome of E. coli and “boot up” the sequence: the bacteria could now produce the human protein, which could then be extracted, purified, and used by diabetics. This life-saving development replaced a vastly more expensive and supply-constrained method of extracting insulin from animal pancreases.

Relatively simple proteins like insulin can be produced by transferring one gene sequence into a simple microorganism. Many other biochemicals require much more complex cell programming and are produced by a series of special proteins, called enzymes, working together. These enzymes transform a starting material, or “feedstock,” such as sugar, into a final product, such as an antibiotic, vitamin, or other valuable small molecule. In this way, biology also programs chemistry. Cell programmers can design such multi-enzyme “pathways” and transfer them into a cell to boot up. For example, the cell programs we’re writing for Cronos Group, Inc. to produce cannabinoids require many different enzymes to convert feedstock into cannabinoids such as cannabidiol.

Once the cell is programmed to produce a new molecule, it can produce the molecule and also replicate itself, creating an exponentially growing number of product-producing cells. Many products of genetic engineering are manufactured in facilities that look like breweries, taking advantage of the centuries old process of industrial fermentation to grow cells at high density, and transforming simple sugars into valuable products that can be extracted and commercialized.

Improved tools for cell programming, including automation, miniaturization, and data science, alongside the decreasing cost of DNA synthesis—writing DNA—are opening up new possibilities for cell programming. For each new program, Ginkgo’s organism engineers design, print, and test hundreds or thousands of different sequences for each step of a pathway, exploring the breadth of biological design space and improving the probability of success. We provide more details about our platform in the sections that follow.

Figure 5: An overview of a simple cell program.

The Impact of Cell Programming

The power of biology has never been more apparent. Synthetic biology was featured on the cover of The Economist in April of 2019. A few years later, billions of doses of a novel type of vaccine have been distributed, created by companies such as Pfizer and Moderna and made up of a form of biological code, mRNA. Our own cells read that code to produce viral proteins and stimulate our immune response to fight back against the SARS-CoV-2 virus. We no longer question if biotechnology will transform a given industry, we simply question whether we are creative enough to imagine how, and whether we are ready to utilize biology responsibly.

ESG is in our DNA

Biology affects all of us, and we believe cell programming will change the world. Our customers are developing products with far reaching implications in health and the environment. This potential for extraordinary impact, which reaches to the core of who we are and everything about our natural world, requires extraordinary care in how the tools of cell programming are built and used. Technologies reflect the values of the organizations that build them, so our commitment to ESG priorities and care must underscore everything we do.

We also must recognize that biotechnologies have not always reflected the values necessary for sustainable and equitable impact and, as a result, remain controversial. Indeed, companies that produce GMOs for human consumption are restricted from certain ESG indices, placing genetic engineering as a major ESG risk alongside the production of weapons, tobacco products, and fossil fuels. We hope to chart a new course built on care so that the world can benefit from the power of biological engineering while avoiding potential risks.

Environmental

We face an urgent environmental crisis that is forcing us to reconsider how we make everything, from our homes, to our food, to our clothing. For centuries, we’ve treated nature as an infinite resource and infinite trash can, extracting raw materials, shaping them through industrial processes that spew out greenhouse gases, and then throwing them away. But these resources are not infinite and there is no “away.” The results have been disastrous—climate change, loss of biodiversity, and pollution have impacted every corner of our world and continue to threaten our way of life.

Cell programming and biological manufacturing are working to address some of the issues that are most contributing to climate change today, from fossil fuel dependency to agricultural emissions, and land use to plastic pollution. Ultimately, biology offers a fundamental shift in how things are made and disposed of: a world where things grow and decay, creating circular, regenerative processes.

There is significant concern that genetic engineering itself creates a form of genetic “pollution” in the environment, with genes from one context introduced into another. This is a concern we take seriously and consider deeply throughout the lifecycle of our programs to ensure that genes introduced will not cause damage—for example, by spreading antibiotic resistance or toxins. We care because the environmental release of certain genetically engineered microbes can also offer tremendous environmental benefit. For example:

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Crop-associated microbes programmed with the nitrogen fixing properties of common soil bacteria may be able to reduce the use of chemical fertilizers, which have been estimated to contribute 5% of global greenhouse gas emissions and account for 4% of natural gas consumption. This is the work of Joyn Bio, LLC (“Joyn”) our joint venture with Bayer.

•	Microbes programmed to clean up wastewater or contaminated land is the work of Allonnia, LLC (“Allonnia”), a company we formed in partnership with Battelle.

And we are just getting started… we believe biology is our best tool to reverse the damage to our planet and chart us on a path towards sustainability in the future.

Social

Technology isn’t neutral. Our values and biases are embedded in the technologies we make, in the applications we consider, and in the ways we address problems. Inclusion of those who have historically been left out of the development of new technologies is essential to building equitable and positive outcomes. Just as biological ecosystems thrive with more diversity, the inclusion of many different voices is essential to growing our company and to ensuring that the viewpoints of historically marginalized people are included in the development of our platform. We have many active efforts in recruiting and retaining diverse talent and will continue to invest in this work (see “—Our People & Culture”).

Marginalized people who have been left out of the development of technologies are also the groups most likely to bear the greatest harm, whether from climate change, pollution, or health disparities. The COVID-19 pandemic has made this inequality starkly clear—in the United States, it has been communities of color that have been disproportionately impacted by the pandemic and have had the least access to testing, treatment, and vaccination.

In March of 2020, we committed to $25 million of pro bono work to help accelerate novel diagnostics, therapeutics, and vaccines to help fight COVID-19. Our early work included efforts to improve the manufacturing of vaccines, with a goal to lower costs and increase accessibility of vaccines worldwide. Shortly thereafter, we launched Concentric by Ginkgo, a service to provide public health testing infrastructure for communities. Our pooled testing service was designed with accessibility and privacy as core design principles, to bring low-cost, easy-to-use testing to K-12 schools in the places that have been most affected by the pandemic. We partnered with school districts such as Baltimore City Public Schools to make sure that our program was designed to serve the community and to build trust with groups who have been excluded, exploited and mistreated by biomedical research in the past.

These values and initiatives are not just a top-down corporate policy, they are an intrinsic part of our culture. Grassroots fundraising challenges to support local and international aid organizations are a regular feature of our internal messaging channels. One of our software engineers even programmed a free tool, @vaccinetime on Twitter, that helped thousands of Massachusetts residents find vaccine appointments.

Governance

Our culture is built on care, transparency, diversity, employee ownership and engagement, and a deep, humble respect for biology. Transparency is essential to how we operate, to enable sharing of the insights and tools that enable our platform to grow, as well as to build trust and accountability with all of our stakeholders. We have advocated for more transparency in our industry, including supporting GMO labeling, and seek to educate policymakers and the general public about the benefits and risks of synthetic biology through our advocacy efforts.

The individuals who work at Ginkgo and build our platform care deeply about how that platform is used and the impact our company will have in the world. We believe a workforce with strong equity ownership will make the wise decisions needed to build long-term value for our company, and a company whose long-term impacts make them proud. That is why we have implemented a multi-class stock structure that permits all employees (current and future), not just founders, to hold high-vote (10 votes per share) common stock. We believe that our multi-class stock structure will help maintain the long-term mentality we have benefited from as a founder-led company.

For more information, see “Risk Factors—Risks Relating to Ginkgo’s Business—Risks Relating to Ginkgo’s Common Stock, Organizational Structure and Governance—Only Ginkgo’s employees and directors are entitled to hold shares of Ginkgo Class B Common Stock (including shares of Ginkgo Class B Common Stock granted or otherwise issued to Ginkgo employees and directors in the future), which shares have 10 votes per share. This limits or precludes other stockholders’ ability to influence the outcome of matters submitted to stockholders for approval, including the election of directors, the approval of certain employee compensation plans, the adoption of certain amendments to Ginkgo’s organizational documents and the approval of any merger, consolidation, sale of all or substantially all of its assets, or other major corporate transaction requiring stockholder approval.”

We have selected directors with decades of experience serving as leaders in the life sciences and technology industries. The Ginkgo Board and management team will leverage that experience and consider the interests of stockholders, customers, employees, suppliers, academic researchers, governments, communities, and other stakeholders to pursue long-term value for our company and drive the sustained health of our global community. For more information, see “Risk Factors—Risks Relating to Ginkgo’s Business—Risks Relating to Ginkgo’s

Common Stock, Organizational Structure and Governance—Ginkgo’s focus on the long-term best interests of its company and its consideration of all of its stakeholders, including Ginkgo’s stockholders, workforce, customers, suppliers, academic researchers, governments, communities and other stakeholders that it may identify from time to time, may conflict with short-term or medium-term financial interests and business performance, which may adversely impact the value of Ginkgo Class A Common Stock.”

Cell programming is expected to transform all industries

Biology grows. Biology adapts and evolves. Biology heals itself and regenerates. Biology is also, remarkably, programmable, offering us the tools to work with biology to transform how we make stuff. With cell programming, we help our customers across industries grow better products. What does “better” mean? Better products might be more sustainable, have more stable and resilient supply chains, be more accessible, have higher quality and more consistency, and come with lower economic and environmental costs of manufacturing. They can also be truly transformative, fundamentally changing the field of possibilities for what products can do. We have supported many companies that are leveraging our cell programming platform to address some of the world’s most challenging environmental and social issues.

Pharma & Biotech

Biopharma has been a nexus of tremendous innovation in cell programming and synthetic biology. Just in the past year, we have seen the creation and broad adoption of a novel form of biological prophylactic in the form of nucleic acid vaccines. These vaccines contain genetic code that our bodies read to produce viral proteins and stimulate an immune response and antibody production. New nucleic acid vaccines can be programmed quickly, such as the booster vaccines being developed against emerging SARS-CoV-2 variants, offering the potential for rapid response to other future pathogens. They can also be programmed to target a number of other diseases. In the wake of the success of nucleic acid vaccines during the COVID-19 pandemic, new programs for HIV and cancer vaccines, among others, are accelerating.

Biologic medicines like insulin and other protein drugs and antibodies are also produced via cell programming, making a difference in the treatment of countless diseases. Over 20% of the therapies approved by the FDA in 2021 were biologics. In addition, new modalities enabled by cell programming, such as cell and gene therapies, microbiome therapies, and regenerative medicines, are beginning to come online. We believe human health and the ways we treat disease will be transformed by improvements in cell programming technology.

Ginkgo has been active in this field in recent years and we expect to significantly expand our support of therapeutic applications over coming years. From companies developing “living medicines” (Synlogic, Inc. (“Synlogic”)) to those involved in COVID-19 vaccine production (Moderna and others) to those developing novel antibiotics (Roche), we are using our platform to deliver transformational innovations across a range of disease areas.

Industrials & Environment

Since the industrial revolution, manufacturing techniques have been extractive, wasteful, and unsustainable. Not only must we innovate new manufacturing methods in order to keep up with growing demand, we must also work to remediate issues we have caused historically, by cleaning up our environment and addressing climate change.

Ginkgo is not only working with customers to create cell programs that enable cost-efficient, renewable, and sustainable production of chemicals and materials, such as our work with Genomatica, Inc. (“Genomatica”), but we have also participated in the formation of Allonnia, a company focused on environmental remediation. Plastic waste and many of the pollutants that plague industrial manufacturing and extraction sites are novel in the course of evolutionary history, so biology has not yet evolved to degrade them efficiently. Cell programming can enable the discovery and development of new enzymes capable of degrading recalcitrant pollutants and recycling waste while entirely reimagining manufacturing for the future.

Food & Agriculture

Food is inherently biological: it comes from life and sustains life. Cell programming can be leveraged to improve the availability of essential food and nutrition to a growing population, decrease the environmental impact and cost of food production, and provide consumers with increased choice.

We are working with some of the largest multinational agriculture companies, including Bayer (through our joint venture, Joyn Bio) and Corteva, to develop cell programs that would make crop production more efficient and sustainable, reducing synthetic nitrogen fertilizer and pesticide usage. In food, we have been active in flavors and sweeteners, and we are the principal cell programming platform for Motif FoodWorks, Inc. (“Motif”), a company that is making animal proteins without the need for industrial farming of animals, which launched its first product, HEMAMI™, in 2021.

Consumer & Technology

Most physical goods have biological origins—from the petrochemicals in our fabrics to fine chemicals extracted from plants—but industry does not necessarily leverage biology, or leverage biology efficiently, to produce these items. Petrochemicals, for example, are used in everything from our fabrics to our cosmetics to our paints. These chemicals and polymers are generally created in complex chemical and physical reactions from crude oil, but crude oil is just the result of millions of years of decomposition of previously living matter (they are fossil fuels after all). These biological building blocks can instead be programmed in a living organism to produce these items sustainably, without extracting natural resources. Even in areas where industry does leverage biology, such as extracting raw materials or fine chemicals from plants, we believe the current approaches are woefully inefficient or rife with social consequences.

We have helped some of the world’s largest fragrance companies such as Givaudan use fermentation to much more efficiently produce rare molecules typically extracted from plants. In a related field, we are also supporting Cronos in their effort to biosynthesize cannabinoids, with the goal of reducing cost, improving purity and predictability, and enabling production of rare molecules. We also helped launch a new company in 2021, Arcaea (formerly Kalo Ingredients, LLC), which is focusing on leveraging biology, from proteins to the microbiome, to build a suite of innovative and efficacious personal care products.

Market Opportunity

For several decades in the computing industry, software ran entirely in local environments: companies built and ran their own servers and customized their applications. The dominance of software-as-a-service (“SaaS”) software and cloud computing over the past decade has demonstrated the value in having common architectures and enabling horizontal platforms. What users may have sacrificed in customizability, they more than gained in innovation, efficiency, and scalability. We believe Ginkgo is ushering in a similar transition in cell programming, a programming discipline with the power to shape living things and grow applications across the physical world.

The value of these applications will measure in the trillions of dollars

Given the breadth of application areas and the potential of biology (see “—The Impact of Cell Programming”), we believe that the end markets for bioengineered products will be enormous. Industry sources estimate that in the next 10 to 20 years, there will be approximately $2 to $4 trillion of annual direct economic impact from these products, with significant secondary effects. But these applications reflect only what we can already imagine. As we develop a greater ability to program biology and direct it towards novel and more challenging applications, the spectrum of possibilities will undoubtedly grow. Computers were used for little more than counting for decades; we firmly believe the most valuable applications of cell programming are not yet apparent.

Figure 6: Industry sources estimate a $2 to $4 trillion total addressable market for bioengineered products between 2030 and 2040.

Large existing market for “on prem” cell programming research and development

Cell programming today is done in a highly inefficient, distributed manner reminiscent of the early days of computing. Essentially every organization looking to innovate in biology builds its own biology labs in the same way that individual tech companies used to set up their own servers instead of using cloud computing. Scientists spend hours moving liquids around rather than designing novel experiments just as computer programmers once spent most of their time physically writing and debugging code (by punching cards, for example) rather than designing new applications.

Because of the way cell programming is done today, intellectual property that could be useful for multiple applications is tied up by exclusivities that delay the progress of the field overall. Ginkgo’s platform breaks down these silos and democratizes access to the most advanced technologies in the field, enabling customers of all sizes to more efficiently drive innovation.

According to industry sources, the market for cell programming R&D is approximately $40 billion and growing rapidly. This work is being done in a distributed manner, sacrificing benefits from scale and learning economies. Approximately 60% of the spend today is on labor—scientists designing and executing experiments—while the remaining 40% of this is spent on “tools”—things like DNA synthesis, reagents, and equipment. Ginkgo brings efficiencies to both elements of this existing market.

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Labor: When scientists leverage advanced automation, they can both reduce error rates and free time otherwise spent performing manual work (e.g. pipetting liquids from one plate to another). Freed from the burden of manual programming, scientists have more time to practice the art of cell programming: designing the direction of experimentation, mining data for new insights or exploring new techniques or application areas. This in turn increases the demand for programs as scientists retain a greater capacity for innovation and generate more ideas to test.

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Tools: Ginkgo’s scale provides a cost advantage in two primary ways. First, we reduce the amount of capital investment required by our customers—an early stage company building on our platform may never need to build a molecular biology lab. Second, our proprietary technologies and scale economics drive down the marginal cost of each experiment. Combined, these factors have the impact of transforming what is typically a large fixed cost investment for a cell programmer into a much lower variable cost. This is akin to an IT department not having to build and maintain a costly bank of servers and instead paying a marginal usage-based fee to their cloud computing vendor. Additionally, and perhaps even more impactful, our Codebase provides host cells, genetic parts and associated data for our customers that are unavailable elsewhere and which may reduce the total amount of work required.

As the cost of computing power declined exponentially in computer programming, the demand for computing power increased exponentially as developers dreamed up more and more sophisticated applications. We expect the same to be true in cell programming: as our platform scales in capability and capacity, we hope that the range of applications accessible to cell programming will likewise expand in breadth and sophistication.

Industry Overview

We believe that Ginkgo is changing the structure of the biotechnology industry. In much the same way that cloud computing centralized hosting services and ushered in a wave of SaaS software companies, Ginkgo is scaling the capabilities needed to program cells. By making these tools more accessible, we hope to usher in a wave of innovation in both “hardware” (life science tools) and “software” (cell programs).

At Ginkgo, we have always admired the symbiotic and regenerative nature of biology, which sits in stark contrast to the often extractive nature of existing technologies. We are often asked who we think the “winners” and “losers” in the industry will be as Ginkgo scales, as if it is a given that our growth must come at the expense of others in the ecosystem. We reject that notion. As our platform scales, we seek to drive benefits for all existing players in this ecosystem:

•	Innovators—whether in academic labs, startups, or global conglomerates—benefit from faster and more successful R&D efforts

•	Scientists are freed to unleash their creativity (we understand the pain of spending years pipetting at the bench too!)

•	Life science tools and manufacturing companies benefit from having a clear technical roadmap and known demand to justify investments

•	Society benefits from responsible innovation, driving more sustainable, cost effective, and high-performance products

Program Layer: Ginkgo enables and accelerates product companies, which historically have had to vertically integrate

Ginkgo is not a product company; we are an enabling platform for product companies in a range of end markets. We do not seek to “pick winners” and focus instead on building our platform rather than investing in product-specific risk. Platforms require scale and a relentless focus on innovation while taking a product to market requires many specialized functions that vary depending on the product:

•	A novel food ingredient requires food scientists to test and enhance taste and functionality

•	A therapeutic requires clinicians to conduct animal and human studies to test safety and efficacy

•	A novel material requires materials scientists to evaluate elasticity, durability, conductivity, or other required features

•	An agricultural product requires field trials

Once the product is developed, major investments are also needed to manufacture, distribute, and market the product. These are the jobs of our customers, the product companies.

Historically, product companies have had to invest in their own R&D capabilities, building their own labs and hiring their own scientists. This investment is inefficient due to lack of scale and drains resources away from application testing and product development. Ginkgo’s platform is not application-specific. The same engineering tools can be used for programs in completely different application areas: cells all run on the same genetic code. As product companies develop their products on Ginkgo’s platform, they gain efficiencies and increase their probability of success. New companies that build on our platform never need to make the fixed capital investments to start a lab from scratch; they are able to leapfrog and compete effectively against established companies.

Technology Layer: Ginkgo collaborates with life science tools companies to drive technology advancements

Because we’re constantly thinking about how to enable the next several years of exponential scaling of our platform, we have good insights into future bottlenecks and welcome the opportunity to collaborate to build technologies that will break through those barriers. We are the largest customer for many of our strategic suppliers and, as such, play an important role in advancing new technologies. As a result, we are often able to secure preferred access, often including custom development and leading economic terms, to next-generation technologies and pass those benefits along to customers.

We expect to continue to invest in and support the development of emerging technologies in this space. In certain areas where Ginkgo has unique needs, we may acquire technologies directly, as we did with Gen9, Inc.’s DNA assembly platform, which was particularly valuable for more complex DNA synthesis needs. In many other areas, we will support new and existing technology companies by placing anchor orders and partnering to develop technology roadmaps that break new ground.

By acting as a horizontal platform, Ginkgo can focus on what we do best (cell programming), our customers can focus on what they do best (bringing products to market in their industry), and our suppliers can focus on what they do best (building great hardware and tools). Biology did not evolve by industry and so cell programming is able to benefit from the scale and efficiency of a horizontal platform. Vertical integration is no longer required, allowing each layer of the ecosystem to flourish as we collectively enable more rapid growth across the industry.

Enabling Customer Success

Ginkgo serves diverse customers across a variety of end markets. Some of these customers may have in-house biological R&D teams and others may have never thought biotechnology applied to their business. In either case, they come to us with a challenge—whether it is supply chain volatility, a race to develop an innovative new product, or an existential threat facing an industry on the wrong side of history—and we partner to enable a biological solution. We begin our relationship by working collaboratively to design the set of specifications for the end product(s) our customer desires. Our cell programmers then take that set of specifications and design an engineering plan to create a cell program that meets or exceeds that set of specifications. When we finish, our customers receive the final engineered organism (which either produces or is their product of interest) and a full “tech transfer” package for manufacturing and downstream processing (which they can implement themselves or pass to a contract manufacturer with our support). Our customers then take these organisms and/or purified products through the final stages of product development (e.g., formulations, clinical trials, field trials, etc.).

Our commercial team is organized to both establish new relationships with potential customers (traditional business development) as well as maintain and expand relationships with our existing customers (which we call “alliance management”).

Our business development team has both expertise in relevant industries (Consumer & Technology, Industrial & Environment, Agriculture, Food & Nutrition, Pharma & Biotech and Government & Defense) as well as expertise in our Foundry capabilities and synthetic biology. With this background we are able to identify industry or consumer challenges where biology can serve as a solution. Our categories of customers, independent of industry, include potential customers who have R&D teams with some synthetic biology capabilities where choosing Ginkgo can bring automation, scale, and codebase beyond their own; potential customers who are considering but have not yet built lab-scale capabilities where a partnership with Ginkgo allows them to spend their capital on commercialization efforts; and potential customers who are not yet working in synthetic biology whose industries or products stand to be disrupted by biological solutions. Our business development team, with support from our Codebase and Foundry team members, crafts solutions for each of these types of customers through a strategic discussion of customer needs and fit with Ginkgo capabilities.

To grow existing customers, our alliance management team, through close collaboration on our existing programs, seeks technical and business opportunities for our customers that serve as the basis for consideration of future programs. As our programs demonstrate technical success, our existing customers often bring their next strategic R&D needs to our attention.

Over 100 Cumulative Programs across diverse industries have run on our platform

While most biotechnology companies focus on building products within a fairly narrow scope, Ginkgo has uniquely pursued a partnered strategy across all end markets. This was not easy. For many years, our platform was less efficient than the status quo of an expert scientist working by-hand at a lab bench. In the early days, the only end markets willing to take a chance on our platform were those without in-house biotechnology capabilities. But as Ginkgo’s platform improved over time and with scale, we were able to win contracts in increasingly sophisticated end markets with more in-house biotechnology expertise. Today, our platform is diversified across all major end markets with marquee customers and a range of focus areas within each.

Figure 7: Cumulative Programs run by third-party customers on Ginkgo’s platform (excluding proof of concept projects and other exploratory work). Today, Ginkgo has a diverse set of programs across all major end markets.

Our customers include large multinational organizations with multibillion dollar R&D budgets as well as startups who are depending on us for essentially all of their bioengineering needs. While these customers and their focus areas may look very different, they are all important and valuable to Ginkgo. All of these programs leverage a common infrastructure, and as we demonstrate the value of this platform, we have the ability to grow significantly with our customers.

Ability to grow with our customers and increasingly complement existing R&D budgets

Ginkgo has grown substantially through inside sales with our existing customers. Some of our customers, such as Motif FoodWorks, never needed to build in-house cell engineering capabilities and so as they grow and expand their product pipeline, we expect their demand for our platform will increase and they will benefit from our improving scale efficiencies over time as well. The relative value of our platform compared to the next best option (building a lab, bioengineering team, and intellectual property from scratch) is immense, which yields extremely high retention rates for customers in this category.

Other customers may already have in-house cell programming capabilities. As Ginkgo demonstrates the value-add of our platform by successfully delivering on programs, we have the opportunity to grow our collaborations with them, complementing their core R&D capabilities. We don’t view this as a “replacement” of customer scientists with Ginkgo’s platform. Rather, we hope to expand our customers’ capacity and need for innovation—giving them more “shots on goal” and enabling them to invest more heavily in R&D as the return on investment of each dollar spent increases.

We have demonstrated this with several customers. With one customer, an initial proof of concept program has turned into a broader strategic relationship with over nine programs today. With another, we launched a relationship with two programs, quickly expanding it to five by the end of the following year. The growth we have seen with our oldest customers means we continue to have significant customer concentration as it takes time for new customers to ramp up their use of Ginkgo’s platform. During 2021, two of our customers each contributed greater than 10% of revenue and collectively they accounted for 28% of total revenue, down from 39% in 2020. We believe customer concentration will decline over time even as we expect to continue to grow our relationships with existing large customers. However, our ability to grow with our customers requires us to maintain satisfied customers, and program or other operational setbacks could impede our ability to meet customer expectations and grow our business.

Powerful proof points across categories

Our platform has now been validated by sophisticated customers across a range of industries. As we launch programs in new areas, those provide a toehold for future sales in that space. As an example, our pro bono project for Moderna, Inc. at the start of the COVID-19 pandemic to enhance production of a key raw ingredient through process engineering provided a proof point and initiated us into this emerging segment, leading to a commercial relationship with another nucleic acid vaccine company, as well as a program to produce a key processing enzyme for mRNA vaccines. Similarly, the technical success of programs with Motif FoodWorks, Aldevron, and Cronos Group in 2021 attracted inbound interest from other potential customers.

It is still incredibly challenging to break into new industries and our ability to expand into new sectors may be harder than we expect. However, our recent progress in therapeutics has been a significant milestone given that we are ultimately competing against very strong in-house capabilities. We believe that as more proof points emerge across industries, the barriers to adoption will diminish.

Our Platform

Ginkgo’s platform combines a strong technical foundation with an ecosystem of supporting resources to maximize our partners’ odds of technical and commercial success. In the nucleus of our platform are our Foundry and Codebase, which our scientists leverage to complete customer programs. The Foundry is, in its simplest form, a very large, highly efficient biology lab, enabled by over a decade of investment in proprietary workflows, custom software, robotic automation, and data science and analytics. It is paired with our Codebase, a collection of biological “parts” and a database of biological data, which helps our scientists program cells. But great technology alone is not enough, and we are building a community and ecosystem around our technical platform that provides our partners with end-to-end support.

Our Foundry brings economies of scale to cell programming

Cell programming projects involve a conceptually similar engineering cycle regardless of the specific product or market. Based on customer specifications, Ginkgo’s program team develops designs of proteins, pathways and gene networks (see Figure 5) that might meet the specification, leveraging public and proprietary biological knowledge bases (see “—Our Codebase—organizing the world’s biological code”). Those conceptual designs are developed using computer-aided design tools until the exact DNA sequences for those designs have been determined. Those DNA sequences are then “printed,” assembled and inserted into a cell to execute the new DNA code. These prototype cells are then studied and the output or performance of each is measured and compared to the customer’s desired specification. Learnings using data analytics and data science tools inform a new round of prototypes and this cycle is repeated until either the specification has been met or the customer decides to end the program.

The likelihood of technical success increases with each iterative engineering cycle and with the number of prototypes that are explored per cycle. However, with traditional tools for genetic engineering, each of these cycles can be slow, expensive and error prone. Many projects across the industry run out of budget or time. Conventional R&D teams often look to stay within budget by running rapid engineering cycles using largely manual tools and small numbers of prototypes per cycle. However, the inability to broadly explore the potential design space (there are more possible sequences of a 200 amino acid protein encoded in 600 DNA letters than there are stars in the observable universe) and the reliance on manual tools is a difficult handicap to overcome. Since people can only work so hard and since engineering cycles can’t be shortened beyond the duration of the physical steps, this approach has limited potential to improve in the future.

At Ginkgo, we invest in improving the tools and technology for programming cells in order to maximize program success within the constraints of customer timelines and budgets. We do so by scaling the number of prototypes that can be evaluated in each engineering cycle in an effort to reduce the number of cycles required to meet the customer’s specification and ultimately shorten project timelines. A typical screen for one enzyme step in a program might evaluate 1,000 to 2,000 variants to optimize function, of which the top 10 to 100 might be short-listed for further study. A relatively basic program might have three to five enzymes working in concert, and so in the process of optimizing the entire pathway, thousands or tens of thousands of enzymes and pathway combinations might be designed, built, and tested in the Foundry. The methods we use to increase scale also tend to reduce the average cost per prototype, which means that more prototypes can be evaluated for a given program budget.

Because diverse cell programs share similarities in process and code, many programs can be run simultaneously in a carefully designed centralized facility. This facility, where we use our investments in advanced cell programming technologies to manage diverse programs, is what we call our Foundry.

We make it possible to centralize many cell programming projects in our Foundry by deconstructing programs into a set of common steps and then standardizing those steps. For each step, we have built a specialized functional team that performs that step for all programs. Those teams define a set of standardized services that can be used in concert to execute an end-to-end cell programming process. Each team has access to scientific, software, and robotic engineering resources to replace manual ad hoc operations with standardized, automated, and optimized services. In addition to enabling scale, this approach ensures standard operating procedures, know-how, and human skill become encoded in software that can be more effectively debugged, monitored, controlled, and optimized.

Figure 8: A non-exhaustive summary of the functions performed throughout the lifecycle of a program in the Foundry. At each stage, learnings are generated, driving improved design cycles and functional optimizations.

While the engineering strategies described above have historically been relatively uncommon in the life sciences, they are obviously not our invention. Rather, we are inspired by the lessons from other engineering disciplines and seek to apply those to biology. Automotive manufacturing, semiconductor fabrication, and data centers, among many other industries, demonstrate how automation, data, economies of scale, and continuous improvement can produce compounding gains in scale, costs, and quality. Critically, routine performance of these strategies across dozens of projects gives us the data and experience needed to drive continuous improvement.

As described above, a key strategy in our Foundry is to increase the scale of our operations so that we can run more programs and more prototypes in parallel (i.e., large batch sizes). This approach benefits from operational efficiencies and economies of scale across many dimensions:

•	Fixed Cost Amortization: Our Foundry is an inherently physical facility and as we scale and improve utilization, we are able to amortize this fixed cost across more work.

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Continuous Learning and Improvement: The cumulative amount of work done as we scale leads to a better understanding about how to program cells. Much of this is then encoded in our Codebase, described below.

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Purchasing Economies: By partnering with Ginkgo, our technology partners and suppliers can generate more value from a single account than they could from multiple smaller accounts, and that extra value is shared with Ginkgo.

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Technology Specialization: Certain technologies that we leverage in the Foundry (such as acoustic liquid handling, automated bioreactors, and advanced mass spectrometry systems) are not easily leveraged or practical for smaller organizations. But for an engineering organization of our size, those investments can drive material improvements in cost efficiency.

These efficiencies and economies of scale can be observed empirically from a relationship we refer to as “Knight’s Law,” named after Tom Knight, one of our co-founders, and loosely inspired by Moore’s Law for semiconductors. As shown below, we have seen an exponential increase in the output of the Foundry over time alongside an exponential decline in the average cost per unit of output. While this trend was interrupted by temporary lab shutdowns during the COVID-19 pandemic and reduced capacity due to social distancing, we have since continued to drive our business towards achieving these metrics.

While Knight’s Law does not provide the full story on our development, it is a useful tool that allows us to continue to build efficiencies of scale. We continue to build our internal metrics around Knight’s Law and believe we can continue to drive this kind of capacity growth in the foreseeable future, though it is dependent on the development of new technologies, which inherently carries risk, and, like Moore’s Law, we will likely hit a limit over time. This feature compares to a conventional facility, where scaling is driven predominantly by the addition of employees, an exponential increase in work would be infeasible and the cost per unit of work would decline little, if at all.

Figure 9: The output of the platform increased by over 3X per year for 5 years (with the exception of 2020), and while we expect that kind of scaling to continue, there is no guarantee that we will be able to do so.

Figure 10: As the output of the platform has increased, our total R&D / operational costs per unit of output has decreased by approximately 50% per year.

We are frequently asked, and spend much time thinking about, whether it will be possible for compounding gains in output and productivity to continue for many years in the future. It is important to note that given significantly advanced tools, most steps in cell programming could be miniaturized to a point where single molecules of DNA and single cells are being manipulated and monitored. At that ultimate degree of miniaturization, the costs and timelines of cell programming could be reduced orders of magnitude from where they are today. Newly available microfluidic technologies point to the reality of this future of cell programming at the single-cell level. Additionally, because many of the enabling tools of cell programming are biological in nature (e.g., polymerases and CRISPR), we are able to point the platform at itself, developing new biological tools to reduce the number of steps or the complexity of a certain operation. For example, we could develop better gene editing enzymes or novel ways to screen cells in a multiplexed format using biological sensors. It is easy to theorize about these types of developments, however they are hard to execute, we will undoubtedly run into roadblocks along the way and we will have to invest significantly in developing new technologies in order to enable the types of improvements we seek to achieve.

Recent advances in machine learning, molecular simulation, and other computational techniques also hold great promise to improve our ability to program cells. We believe our Foundry is well-positioned to build the kind of large, well-structured datasets that such computational approaches need to succeed. In time, we believe computational approaches will reduce the need for certain kinds of experiments (for example, we already use machine learning to make protein and enzyme design projects more efficient). If computational approaches can replace certain sets of experiments, we expect to use the recovered Foundry capacity to work on ever-more complex cell programming challenges. The reality is that the cells that we program today accomplish relatively simple functions, such as: “produce as much of molecule X as possible.” Programming cells for complex functions, such as live-cell therapeutics, responsive building materials, multicellular organisms, etc., will require sophisticated sub-systems for environmental sensing, intracellular information processing and feedback, and a multidimensional program that responds to such environmental stimuli. Only when we can deliver such sophisticated programmed cells will we have truly unlocked the potential of biology, and we see the Foundry as being an integral part of the platform for doing so.

Our Codebase—organizing the world’s biological code

Codebase is a familiar term to software developers but is a new concept in biology. Modern software firms develop their own (typically proprietary) codebase of source code and code libraries that can be leveraged by their software developers to more easily create new applications than they could starting from scratch. Additionally, vast repositories of debugged code are shared publicly so that programmers across application areas can leverage prior art in order to innovate faster. This allows software developers to focus their time and effort on developing new features rather than recreating existing logic. Ginkgo’s Codebase is comprised of reusable genetic parts and strains that can be repurposed in new cell programs. We are continually investing in better ways to characterize functional biological code to drive increased reusability. In addition to the raw performance data we generate through our Foundry experiments (more than 24.8 million strain tests run as of December 31, 2021), we have also incorporated many public databases for genetic sequences and have a proprietary data set of over 3.8 billion additional sequences that we leverage in our designs.

Engineering biology is complex—one of the reasons that Foundry scale is important is that it remains highly difficult to predict the performance of a biological “part” in a given context from a DNA sequence alone. The genomics revolution has outpaced biologists’ ability to test the functionality of each DNA sequence as it was discovered, particularly because most of the community is still performing biological experiments by hand without the benefit of automation. Each program performed at Ginkgo involves testing thousands or millions of DNA sequences; with a small fraction of those ending up in our final engineered cells. For that reason, high-performance biological sequences—the handful of designs from thousands of candidate designs that meet our performance goals for an experiment—are hard-won assets and form a key component of Ginkgo’s Codebase. Not to be discounted, the “losing” designs are still valuable, helping inform more effective campaigns in the future that avoid known failure modes.

Figure 11: Our Codebase incorporates both biological assets from nature as well as engineered assets and data from our Foundry experiments. Because the Foundry enables us to test many thousands of prototype enzymes, pathways, and strains in individual engineering cycles, we are able to quickly expand the range of characterized biological assets in our Codebase.

In some ways Codebase is a “parts catalog” that we can draw from when developing a new organism. As Ginkgo performs more projects, we contribute new parts to our Codebase that can be reused in new contexts. For example, we developed novel synthetic promoters (DNA sequences that can turn on the expression of a gene of interest) that allowed us to increase production of proteins in yeast. Initially, we tested thousands of designs to arrive at a select number of promoters with high performance. Now those high-performing promoters can be reused in any program that involves producing a protein in yeast; they are a modular piece of genetic code. Over the past 20 years, our team has supported efforts to build these kinds of parts libraries—the International

Genetically Engineered Machine (“iGEM”) Parts Registry and AddGene are two notable examples of initiatives to make reusable parts available to researchers in the community. But despite these efforts, we continue to see intellectual property siloed within organizations across the biotechnology industry, leaving many without the additional intellectual property they need to develop their programs. Ginkgo’s Codebase allows our customers to draw from a broader set of biological assets than any single company would develop for a given application. The scale and diversity of our programs have allowed us to develop a large Codebase that grows with the addition of each new program and can be opened to the broad swath of partners and cell programmers using our platform.

Cell programmers must consider not only the genes in the programs that they design, but also the ways that they interact with the cell that “runs” the program. Therefore, Codebase is more than just the individual modular parts we use to design biological programs. The organisms that have been optimized to run the programs, whether because they have been engineered for robust growth or because they are particularly adept at producing certain classes of products, are known as “chassis” strains. These strains can be reused across multiple programs, significantly reducing the amount of work needed to optimize a program and engineer a commercially viable organism. The breadth of Ginkgo’s customer base allows us to use these chassis strains in many more contexts than traditional industrial biotech players.

For example:

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Our collaboration with Cronos Group Inc. involves the production of many different cannabinoids; these cannabinoids share common precursor molecules such that a single chassis strain can be modified to produce each product.

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In 2020, Ginkgo acquired the assets of Novogy, Inc., a company that had been focused on the engineering of oleaginous yeasts to produce fuels and lubricants. At Ginkgo, these assets can be applied not only to fuels and lubricants but also fine flavors and fragrances, food oils, and even materials. A consequence of evolution is that biochemistry has repurposed the same biochemical pathways many times over in different contexts, allowing chassis strains to be redeployed in diverse contexts at Ginkgo.

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In 2021, Ginkgo acquired Dutch DNA Biotech B.V. This team specializes in the development of filamentous fungi for protein production. Traditionally, filamentous fungi have been used for the production of industrial enzymes—typically enzymes that are native to fungi or close relatives. At Ginkgo, these fungal strains are being engineered to produce a broad range of proteins, including bacterial and mammalian proteins. These proteins are applicable to a wide range of end products, such as food and materials.

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In 2022, Ginkgo announced a new cell programming project with Sumitomo Chemical Co., Ltd, to produce a target molecule for the personal care and cosmetic industries. The target molecule is envisioned to augment or replace one that is otherwise currently gathered from animal sources. This program was selected in part due to the availability of a precursor molecule in Ginkgo’s Codebase.

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We aim to re-deploy Codebase assets in new contexts. In 2021, we launched our “Cell Development Kit” (“CDK”) product offering. Inspired by “Software Development Kits” (“SDKs”) used in the software industry, CDKs offer a standardized entry point for Ginkgo to input new projects on the Ginkgo platform. The first CDKs to launch are focused on protein expression programs. CDKs provide cell programmers access to the toolkit needed to get started developing commercial proteins, including access to pre-engineered host cells optimized for such protein production, specialized equipment, automation capabilities, genetic engineering expertise, insights garnered from Ginkgo’s Codebase and the applicable infrastructure to design, build and test a custom protein production microbe.

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Ginkgo’s CDKs are designed to cut the cost of launching a cell program and speed up development timelines to build engineered microbes, for example, to determine whether a protein may be successfully and commercially produced. By simplifying the pathway for companies to get started on the Ginkgo platform with standard terms, a phased approach, low costs and clear deliverables, the CDK can help de-risk projects prior to full scale technical development. In effect, CDKs allow us to more efficiently deploy useful Codebase and the cell engineering know-how we have accumulated to add new projects to the platform.

Our Foundry and Codebase are inextricably linked. Our Foundry scale allows us to generate unparalleled Codebase assets. These Codebase assets help us improve our designs and provide reusable parts and chassis strains that improve the efficiency and probability of success of our cell programming efforts in the Foundry. As the capabilities of the platform improve, it drives further demand, which increases the rate of learning in our Codebase. The continuous learning and improvements inherent in this relationship is one of the key features of our platform.

Figure 12: We believe our initial CDKs can help cell programmers build proof-of-concept strains faster.

An ecosystem to support cell programmers

Ginkgo has long recognized that it is critical to build a true ecosystem around our technical platform. We have been inspired by the leading horizontal platforms in information technology, such as Microsoft Windows and Amazon Web Services (“AWS”), which built real developer communities and provided a range of value-added services on top of their core technology. Like these pathbreakers, who set the stage for a generation of computer developers, we too are trying to ensure that the cell programmers who build applications on our platform have the tools they need to succeed beyond the lab.

Figure 13: Ginkgo strives to create an ecosystem to ensure that cell programmers have the tools they need to succeed.

Access to capital

As in the early days of computer programming, it is still extremely expensive to program biology. For that reason, it can be easier for larger companies to make investments in innovation around this space. But Ginkgo’s platform gives small companies and innovators access to the same horsepower as larger players and obviates the need to invest in fixed laboratory assets, providing an even greater strategic benefit. To help address this discrepancy, Ginkgo has assisted in launching new companies (such as Motif and Allonnia) by bringing together strategic and financial investors to secure funding for these early stage companies. Going forward, we intend to leverage our own balance sheet and to partner with investors, enabling companies at all stages to benefit from our platform. We believe that, as Ginkgo’s customers demonstrate increasing success, there will be an explosion of capital for cell programming applications and a recognition of Ginkgo’s platform as setting the industry standard and providing the backbone for these development efforts.

Manufacturing support

Our job is to ensure that our cell programs can be executed at scale and we support our customers to ensure successful commercial scale manufacturing. We have built relationships with a number of leading contract manufacturing organizations and have demonstrated that we can transfer our lab-developed protocols to commercial scale (e.g., 50,000+ L fermentation tanks) with predictable performance. We have an in-house deployment team dedicated to supporting our customers’ scale-up and downstream processing needs. We have even helped certain customers, such as Cronos Group, Inc., acquire and build out their own in-house manufacturing capabilities and certain programs, such as our work with Moderna, Inc., focus on manufacturing process optimization.

Intellectual property protection and regulatory support

Ginkgo takes responsibility for the cell engineering intellectual property generated through customer collaborations. Our scientific team works continuously with our intellectual property team to file patent applications and monitor for freedom to operate. We are also active in helping shape and influence the evolving regulatory landscape for biological engineering. While our customers are responsible for handling their own regulatory procedures on a product-by-product basis, our broader view and sphere of influence can help build understanding of and support for novel product classes.

Building a community of cell programmers

We launched Ferment, our annual conference, in 2018. The conference highlights developments and thought leadership in the field and brings together scientists, entrepreneurs, investors, and suppliers. Our conference in 2021 brought over 700 participants to our headquarters in Boston. Even prior to launching Ginkgo, our founders focused on building community within the emerging field of cell programming. Tom Knight, one of our founders, was among the professors who launched the iGEM Competition in 2004, which has now had over 70,000 participants from over 40 countries take part in the competition (including dozens of Ginkgo employees and all five founders!).

Facilitating partnerships within our community

Because Ginkgo serves both large market incumbents and smaller startups, our community also serves to facilitate introductions between innovators and those looking to invest in innovation. We believe that investors and large strategic companies have come to recognize Ginkgo’s platform as a key enabler of innovation and are keen to get to know the companies that are building with us. Those relationships can be the source of funding and go-to-market support for the earlier stage companies building on the platform, increasing the odds that they develop successful products.

We invest in building trust and credibility for the entire industry

The most powerful technologies require the most care. Biology is too powerful for us to not care about how our platform is used. We have and will continue to invest heavily to build and maintain trust in bioengineering as a technology platform across all layers of the industry. At the platform layer, we have focused on building robust biosecurity measures. At the application layer, we are proud to enable a diverse set of programs that drive towards environmental sustainability. We are committed to ESG practices and broad stakeholder engagement at a corporate level. We are also engaged in deep conversations around the implications and ethics of biotechnologies through many public forums, helping shape our platform to promote sustainability in our global community.

Biosecurity: A complement to our platform and demonstrated source of value

With a mission to make biology easier to engineer, we have always recognized the imperative to invest in biosecurity as a key component of our platform. We care how our platform is used, and biosecurity is a necessary complement to synthetic biology that helps us ensure our cell programming work is conducted and deployed responsibly. Consideration for biosecurity is ingrained into our cell engineering platform tools, as evidenced through our membership in the International Gene Synthesis Consortium, and our application of their harmonized protocols to screen synthetic DNA for concerning sequences, as well as our ongoing work with national defense agencies aiming to develop experimental and computational tools that detect or prevent misuse of bioengineering.

During the COVID-19 pandemic, we collectively witnessed the disruptive effects of a biological threat. The pandemic created a renewed sense of urgency for the need to counter biological risk, and triggered a paradigm shift for biosecurity in public and private institutions. Here at Ginkgo, this pandemic has deepened our resolve to advance global biosecurity and accelerated our capabilities to do so. At the start of the pandemic, we made a commitment of $25 million of free access to our platform for partner COVID-19 projects and launched a partnership with Moderna on process optimization for mRNA vaccine manufacturing. Since then, we’ve worked with Aldevron to deliver a breakthrough in the manufacturing of vaccinia capping enzyme for mRNA vaccines, and we’ve advanced discovery of therapeutics. We’ve also participated in the largest wastewater sequencing effort in the United States, supporting Biobot Analytics and the HHS with genomic sequencing capacity.

Most strikingly within the biosecurity space, we’ve grown Concentric by Ginkgo into a trusted brand and successful business as a large-scale systems integrator to facilitate COVID-19 testing in communities across the country. We tackled a moment of global crisis head-on through the growth of an innovative, scalable, community-centered apparatus for robust health security.

Figure 14: Concentric’s pathogen monitoring network has conducted testing across most of the U.S. Map shading reflects all states in which Concentric has delivered testing since launching in 2020. Not all states have active testing programs as of June 2022.

Through this pathogen monitoring network, we’ve empowered communities to make informed public health decisions through the many waves of the pandemic. Our tools provide early warning of infection and provide communities with tools that can mitigate outbreaks. We’ve worked closely with national, state, and local public health authorities and educational leaders to make sure that our programs are aligned with broader COVID-19 guidance and mitigation strategies, and are capable of delivering timely data to inform public health decision-making. As a systems integrator, we developed customizable, low-burden programs based on the particular needs of educators, students, parents, guardians, and community members, and grew a world-class customer service system to support each local program in context. This work with educational institutions—organizations that represent the centers of our community—is a meaningful first step in building the pathogen monitoring capabilities critical to the prevention and mitigation of biological risks.

As we sought to evolve our COVID-19 monitoring platform to serve communities in other contexts, we developed strategic partnerships to complement our operational and technical expertise.

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Our partnership with Eurofins’ Clinical Enterprise, serving the Northeast and South regions of the United States through the federally-funded Operation Expanded Testing program, enabled us to offer free testing to senior living centers, correctional facilities, early education centers, and other congregate settings, many in underserved communities.

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Another partnership, with XpresCheck and the U.S. Centers for Disease Control and Prevention (“CDC”), to monitor incoming international passengers at four of the nation’s busiest international airports, allowed us to leverage our viral sequencing capabilities and led us to identify the first U.S. cases of two Omicron sub-variants, BA.2 and BA.3.

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Earlier this year, we acquired Project Beacon COVID-19 LLC, a Boston-based social benefit organization focused on helping to increase the capacity, availability, accessibility and affordability of COVID-19 testing, and assumed responsibility for providing COVID-19 monitoring tools to communities across Massachusetts.

We are continually exploring where public and private partnerships can help us scale our platform and further innovate in pathogen biomonitoring.

Our dedication to biosecurity is deeper than our emergency response to the current global pandemic. SARS-CoV-2 will not be the last pathogen we face with pandemic potential, but if we take the necessary steps, it may be the last that catches us unprepared. Ginkgo has been supporting and engaging with domestic and international organizations and governments to help shape the understanding of a robust biosecurity program beyond the COVID-19 pandemic, and we believe there is a meaningful commercial opportunity in such a program driven by increased awareness of the need for prevention and response systems. Given our experience to date, we believe we are well placed to take a leadership position as the biosecurity platform of choice. If we are to harness biology to engineer products for our health, food, energy, and environment as we drive the growth of a sustainable bioeconomy, we must also move with the same speed and vigor to secure biology.

Our Business Model

The key input into our unit economics is a cell program. For each of these cell programs, we generate economic value in two primary ways. First, we charge usage fees for Foundry services, in much the same way that cloud computing companies charge usage fees for utilization of computing capacity or CROs charge for services. Additionally, we negotiate a value share with our customers (typically in the form of royalties, milestones, and/or equity interests) in order to align our economics with the success of the programs enabled by our platform. As we add new programs, our portfolio of programs with this “downstream” value potential grows. Because we typically incur no downstream costs (e.g., manufacturing or product development, which our customers manage), these value share payments flow through with approximately 100% contribution margin. This flexible business model allows for more predictable near-term revenue while not sacrificing our ability to create long-term value with asymmetric upside.

Foundry Revenue

Illustrative Program Economics

Figure 15: Ginkgo generates economics from programs in two primary ways. First, customers pay upfront fees to cover initial R&D costs for a program. Second, Ginkgo shares in the downstream value (typically in the form of a royalty stream, milestone, and/or equity share) generated by programs.

Foundry Usage Fees

The first stage of a cell program consists of R&D work being performed on Ginkgo’s platform, leveraging our Foundry and Codebase. R&D is inherently risky and our customers recognize that this is a cost they will incur regardless of success and whether they are working on the program in-house or with a partner. Ginkgo provides a much more efficient platform to conduct this R&D work, encouraging companies to build on or adopt our platform.

We estimate that the unit costs of our Foundry cell engineering services are several times less expensive on average than the status quo (a customer doing equivalent R&D in-house, by-hand) and we expect that cost advantage to grow over time. We typically earn usage fees tied to the units of work that we perform on behalf of our customers’ programs. Initially, as we were building and validating the platform, these fees covered less than 20% of the costs incurred to execute a program as the platform was less efficient than the status quo. As our platform has matured and efficiency improved, we have steadily increased the portion of program R&D costs that are covered upfront by customers and we now expect that new programs are structured to fully cover our direct costs, which will eventually enable us to earn a modest margin. Foundry usage fees provide a strong foundation of predictable revenue that is independent of any commercialization efforts by our partners.

As we continue to scale the Foundry and build Codebase, we expect to drive further efficiencies and decrease our average unit costs. This presents us with a strategic choice going forward. We could retain these efficiencies and increase our margins or we could pass these efficiencies on to our customers, increasing the number of shots on goal and, therefore, the likelihood of program success given a fixed budget. We believe the right choice for long-term value creation is to pass the savings to our customers, reducing the barriers to adoption and driving increased demand for our platform. Our Foundry usage fees are thus impacted by a number of drivers:

•	Number of active programs: We hope to dramatically increase the number of programs working on our platform over time, and if we are successful, we believe this will drive increasing usage fees.

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Units of work per program per year: If our Foundry becomes more efficient and we generate more scale, we expect to be able to do more work per program in a fixed period of time, improving chances of program success.

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Average price per unit of work: If we bring on innovative technologies or step change improvements in existing Foundry services, we plan to pass capability and cost improvements on to our customers. If these new technologies or services are adopted across programs, we believe the average price per unit of work will continue to fall over time.

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Number of years per program: If our platform improves, we expect program duration to decrease over time. Some programs may still be charting new territories and take several years, but programs that are able to leverage substantial pre-existing Codebase (e.g., our Nth program in bulk protein production) should have shorter duration and, in general, greater Foundry capabilities should shorten program durations.

The expected impact of these drivers is represented below:

Figure 16: Illustrative drivers of Ginkgo’s long-term financial model and customer value proposition.

The multi-year nature of an average cell programming project means that our usage fees are predictable and recurring in nature. Additionally, given the lead times inherent in developing technical plans as part of a sales process, we have good visibility into new Foundry usage fee bookings. This provides a strong foundation for the business and allows us to be patient while we wait for downstream economics.

Downstream Value Share

As the key enabling technology for our customers’ products, we are able to earn a share of the value of the products that are created using our platform. We are quite flexible and have structured a variety of value sharing mechanisms, including royalties, equity, and lump-sum commercial milestone payments. Because the economics to us should be roughly equivalent, we are generally agnostic on which form of downstream value capture we receive and the decision is typically based on customer size and preference, with archetypes described below.

Figure 17: Illustrative of the forms of downstream value capture received by Ginkgo, based on customer size and preference.

Because Ginkgo typically will have completed the program (and received associated usage fees) prior to realizing downstream value, cash flows from the downstream value capture component generally fall straight to the bottom line as we incur minimal to no ongoing support or delivery costs once the strain is commercialized. This dynamic creates opportunities for outsized returns as our clients successfully commercialize products built on our platform. As we add more programs to the platform over time, we expect downstream value share to contribute income, and therefore we believe our overall margins and cash flow profile will grow significantly.

Biosecurity Revenue

In the second quarter of 2020, in response to the COVID-19 pandemic, we launched our commercial offering of COVID-19 testing products and services for businesses, academic institutions, and other organizations in which we generate product and service revenue. We generate product revenue through the sale of lateral flow assay (“LFA”) diagnostic test kits, PCR sample collection kits and pooled test kits, all of which we sell to our customers on a standalone basis. We generate service revenue primarily through the sale of our end-to-end COVID-19 testing services which consist of multiple promised goods and services including sample collection kits, physician authorizations, onsite test administration, outsourced laboratory PCR analysis, and access to results reported through a web-based portal.

Beginning in the first quarter of 2021, we launched our pooled testing initiative which focuses on providing end-to-end COVID-19 testing and reporting services to public health authorities. We are currently offering pooled testing and reporting services for K-12 schools across the United States, at airports through our partnership with XpresCheck and the CDC, as well as through other congregate settings such as our partnership with Eurofins. In the future, we believe that testing services may have a value proposition internationally and in other use cases including wastewater monitoring and air monitoring.

Our Sustainable Advantage

We have defined a unique business model over the past 14 years. The biotechnology industry has been product-centric for decades, with early horizontal platforms in life sciences frequently vertically integrating upon the development of the first successful product on their platform. As Ginkgo has embarked on this journey, we have studied and learned from innovators and established platform companies in other industries as we built our platform and business. We now benefit from significant historical investments, a virtuous cycle that grows with scale, and a strong business model that is aligned with our customers’ outcomes. These establish a strong sustainable advantage that we believe will help establish Ginkgo as a true industry standard.

Decade-plus head start in creating an industry standard platform

Hardware, software and biological tools need to be tightly integrated to replicate our platform. We have spent over 14 years building the software, automation and data science to best support a high throughput, generalized platform and expect to continue investing in this area. Our software, automation and data infrastructure cannot be easily replicated without bringing together a number of rare, specialized skillsets. In addition, without the scale and demand to stress test a high throughput platform, we expect any newly developed platform would be suboptimal. We estimate that it took us over eight years of investment and iteration to reach cost parity with “by hand” cell programming. We believe competitors will find it difficult to justify the investment in the software, automation and data science needed for high throughput operations before they acquire matching high demand.

Scale economics provide a structural cost advantage

As the only scaled horizontal platform in this space, we have the broadest number of programs that can be run on our platform, providing the highest potential for scale economics. Other companies choose to target specific markets and vertically integrate into products with high expected value. This has a tendency to overfit the capabilities of their R&D team to their targets. As discussed above, our continued scaling and investment in flexible tools that can apply to a broad range of end markets helps us drive efficiencies in the Foundry and Codebase across our diverse programs. Furthermore, as we scale, we are able to leverage advanced technologies that are only practical at scale and also may obtain preferred pricing with a number of suppliers. Competitors may be unable to source equivalent technology or negotiate similar pricing without first achieving scale, a feat that is difficult to do with a narrowly focused R&D platform.

Strong network and learning effects

In addition to a raw scale economic, we also accumulate knowledge and reusable Codebase from each program that runs on the platform. Every program benefits from the programs that came before and generates benefits for other current and future programs. These learnings and reusable assets are cumulative, extremely hard to replicate, and increasingly valuable to our customers. Because our learnings are generated by the work we execute in our Foundry, the scaling in our Foundry drives a scaling in our rate of learning. Thus, there is a recursive element to our platform: as the platform gets better, it also improves faster—we are excited to make this advantage of our platform available to our ecosystem of cell programmers.

Ginkgo’s value creation is aligned closely with customer success

Our platform drives value for customers along two dimensions: reducing the cost of laboratory work via automation and increasing the probability of technical success due to cumulative data and learnings. Our financial model is aligned with those factors. As we gain efficiency, we drive further demand for cell programming, which drives our Foundry revenue up. As both demand and probability of success increase, our risk-adjusted value share also increases. Our model only requires we share in a small fraction of the downstream value created by our programs, providing our customers the opportunity to generate and retain significant value. Ultimately, this encourages broader adoption of our platform across industries.

Furthermore, we seek to maintain close relationships with our customers, supporting their work, and earning their loyalty and satisfaction. The breadth and highly integrated nature of our platform makes it inefficient for a customer to simultaneously work with Ginkgo and any theoretical competitor. As there is not yet a standard interface for cell programming, it requires an upfront investment to learn how to choose and design programs to make the best use of our platform. Thus, customer retention is high and there are substantial switching costs.

We are uniquely positioned to attract the top cell programmers

Just as the top software programmers want to work with the latest technologies, we believe the top cell programmers will be attracted to our industry leading platform and access to its unique capabilities. Our ability to hire and retain the best cell programmers as internal users and developers of our platform pushes us to continually improve and also builds a base of Ginkgo-trained experts. If these Ginkgo trained cell programmers move on to roles and opportunities in product-specific companies, we expect they will become ambassadors for the Ginkgo approach in their next role, expanding our reach into potential customers.

History of investing in credibility and trust

Let’s face it, GMOs have an image problem. This image problem has led to activities by the first generation of genetic engineering companies that backfired: lobbying against transparency in labeling laws, trying to “rebrand” GMOs with different terminology, and other efforts that have failed to build trust and engagement with stakeholders. We have taken a different approach. Rather than avoid the term, we’ve championed transparent labeling, sought to engage and build trust through open dialog, and enthusiastically embraced the potential for GMOs to do great things. We don’t seek to make GMOs acceptable through branding; we aim to make GMOs that people love.

Figure 18: Ginkgo seeks to make GMOs that people love.

Doing so requires care and attention to both the technical and social aspects of our platform and its impacts. This means investing in biosecurity and, as noted above, embedding it into our platform and how we operate. This also means engaging with the social complexities of science and technology with a diverse group of people. We strive for a company culture based on a foundation of Diversity, Equity and Inclusion (see also the sections titled “—The Impact of Cell Programming—ESG is in our DNA” and “—Our People & Culture”), and aim to engage different perspectives through our creative residency and through our magazine, Grow. Through both our internal and external efforts, we seek to engage with the realities of what has made genetic engineering an ESG risk historically, and work towards equitable and positive impact.

Our Growth Strategy

We are seeking to usher in a new paradigm for cell programming. It took us over eight years of basic research and investment in software, automation, data science and scale to reach parity with the status quo of individual scientists conducting experiments by hand at a lab bench. It took us several more years to demonstrate business model maturity: delivering a platform with enough value-add to customers that we could cover the cost of cell engineering R&D programs while building Codebase and sharing in the downstream value of our programs. We believe that we are now at an inflection point where we believe we have the opportunity to become the industry standard. We see several drivers of this evolution and growth.

Scale our platform and continue to drive efficiencies and improvements

As discussed above, our platform improves with scale and to date we have observed a positive feedback loop between our Foundry and Codebase. As we scale capacity and demand on the Foundry, we expect our average unit costs to fall, creating a better value proposition for our customers as their program budgets stretch further and drive more demand. Similarly, Foundry output also grows our Codebase, which supports better program execution, creating a better value proposition for our customers as well.

We occupy over 300,000 square feet and maintain state-of-the-art machinery and laboratory equipment. We have built more than 50 custom integrated work cells, consisting of robotic automation systems, mass spectrometry, fermenters, sequencers, and more. We have the capabilities to engineer dozens of species of organisms from bacteria to fungi to mammalian cells. We have worked on enabling products as varied as polymers, bacterial therapeutics, bulk protein production, novel antibiotics, fine chemicals, and more.

We have been able to work on a diversity of programs while consistently driving efficiencies in the Foundry with scale. We expect to accelerate growth in capacity by integrating new technologies across our existing footprint, building new Foundry space, and investing in software, automation and data to increase utilization.

Leveraging our proof points to grow within all industries

We have now established proof points of success in a diverse set of end markets, in several cases far exceeding our customers’ specifications. When engaging with existing customers or potential new customers in similar or adjacent industry verticals, we can point to these case studies of success to demonstrate the value of our platform. This reduces the barriers to adoption, helps us grow our customer base, and increases the number of new programs under contract. Importantly, the reusable Codebase we generate from these new programs enables us to stay ahead of vertically focused competitors.

Grow with existing customers

Once we establish a relationship with a customer, there is significant room to expand the scope of our program engagements. We are able to grow with our customers and/or expand into other existing pockets of R&D spending. We have seen customers expand from one early program to five or ten programs a few years later and each new logo we add has the potential to become a true platform partner.

When we work with companies from their inception (or at least from the inception of their biotech investments), we enable them to avoid significant fixed cost investments and benefit from our economies of scale. Our relationship with these customers is extremely strong, as we are the core technology powering their R&D efforts. As a result, when these customers scale, their usage of our platform typically scales commensurately. For companies with existing, established biological capabilities, as we demonstrate the value of our flexible platform, we are able to grow our relationships to complement their core capabilities and increase the probability of success.

Reduce barriers to adoption by integrating with external R&D teams

It can be easy to fall into the trap of assuming that new disruptive technologies must subsume existing ways of working. When hosted servers and SaaS started rising in prominence, corporate IT teams had to wrestle with changing integrations and demands. Some information technology departments were resistant to moving “off-prem” because they felt they were effectively outsourcing their jobs. In response, the leaders in this field, such as Dell, would sometimes hire their customers’ information technology departments and find them jobs within Dell simply to get past this internal resistance. The reality was that these technologies were ushering in a much more substantial era for information technology, which dramatically increased the demand for this type of talent. This centralization of the model (from every company having large information technology departments building customized code to a broader array of specialized software vendors) didn’t come at the expense of information technology and digital technologies, but enabled its flourishing across all industries. We see something similar happening in biotechnology today. Internal R&D teams are typically both very excited to learn about the power of our platform but are also understandably nervous about what “outsourcing” work to Ginkgo might mean for the future of their teams. We have the opportunity to help them see the benefit in a true partnership with Ginkgo.

The vast majority of programs being run on the platform today are being run and managed by Ginkgo program teams—in-house scientists and engineers who are managing the R&D project to meet a customer’s specifications. But we now have a couple early examples of certain customers, those with more in-house biotech expertise, interacting directly with our platform. Over time, we would like to build in enough standardized interfaces that a distributed network of scientists could access the platform directly through a well-defined integration and self-service layer. This transition will allow our program teams to devote more of their efforts to developing Codebase assets, enabling more rapid scaling, and reducing the barriers to adoption by our customers. There are significant technical hurdles for us to overcome in developing this technology, but it is on our near-term roadmap and we are constantly thinking about how to “productize” individual workflows on the platform.

Build an ecosystem

As described above in “—Our Platform,” we believe we are building the industry standard developer platform for cell programming. In much the same way that early computing platforms and operating systems built real communities around their platforms in the 80s and 90s, we intend to build a community of developers building on the Ginkgo platform. As we invest to expand this ecosystem of services for cell programmers building on the Ginkgo platform, our value proposition to cell programmers increases and we become more ubiquitous.

Our People & Culture

A company is made of people. We have sought to bring together a diverse and multidisciplinary group of people who share in our mission to make biology easier to engineer. Today, our extensive cross-functional team is collaborating to build our ecosystem, from organism designers to automation engineers, software developers to people operations, business development to facilities management, finance to molecular biology.

A culture built on care

We’ve strived to grow a culture based on care. As engineers, it is easy to fall into the trap of thinking of ourselves simply as tool builders. Tools can be used in many different ways, both good and bad, and engineers often discuss their tools as value neutral. But tools reflect the social beliefs and biases of the people who make them: today this is becoming increasingly apparent, with more and more evidence of algorithmic bias being built into AI systems, facial recognition, and much more.

As designers of the largest horizontal platform for cell programming, we are keenly aware of the need to care about how our platform is used. More significant than the impacts we have seen from digital platforms on our social world, biology is our health, our bodies, our food, and our environment. As we build the tools for programming biology, we must also care how those tools are used, and ensure that the risks and benefits are transparently and equitably shared.

A diverse, world-class team

As of June 30, 2022 we had 830 employees. Building a horizontal platform for cell engineering and a biosecurity offering requires collaboration between diverse skills and functions. It also requires deep technical expertise. Our employees are dedicated to the following functions:

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Platform functions including organism engineering, design, DNA synthesis and assembly, genome engineering, protein engineering and characterization, transformation and transfection, next generation sequencing, assay development, ultra high throughput screening, analytical chemistry, synthetic chemistry, directed evolution, and fermentation.

•	Platform infrastructure functions including automation, software, development operations (“DevOps”), product management, data engineering, data analysis, and data science.

•	Deployment functions including upstream and downstream process engineering, project engineering, quality assurance and quality control.

•	Commercial functions including marketing, business development, alliance management, and corporate development.

•	Operational functions including bioinformatics, lab network management, delivery logistics and customer support.

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Shared enabling functions including legal, people, operations, finance, information technology, information security, facilities, environmental health and safety, procurement, shipping and receiving, inventory management, laboratory operations and media preparation.

In addition to our employees, our success would not be possible without the collaboration and support of the broad network of partners, contractors, contingent workers and temporary staff who make up the Ginkgo team.

Technologies reflect the values of the people who build them. Diversity, Equity, and Inclusion are valuable and necessary in their own right, but we believe that it is essential to build a diverse team where people from different backgrounds are included and empowered to speak up and shape the growth of this technology. We are committed to growing a diverse team and continuing to empower an inclusive culture with strong employee ownership and engagement.

The full breadth of Ginkgo’s diversity and inclusion cannot be captured in demographic statistics, just as demographic categories cannot capture the full spectrum of diversity of human experience; however, we collect and report these numbers for transparency and as a lagging indicator of our efforts. As of June 30, 2022, 43% of our U.S. employees self-identify as an underrepresented gender (not cis male) and 13% self-identify as coming from an underrepresented racial or ethnic group in science and engineering (Black or African American, Hispanic or Latino, American Indian or Alaska Native, and Native Hawaiian and other Pacific Islander). We are not yet satisfied with these numbers and all teams have objectives around increasing diversity and building a culture of inclusion to ensure that diverse perspectives thrive.

Laying the groundwork for strong employee engagement in the future

As a private, founder-led company, we were able to infuse the organization with long-term strategic thinking. The long-term engagement and mentality of our employees can be seen in our turnover: voluntary attrition is well below the industry average.

The individuals who work at Ginkgo and build our platform care deeply about how that platform is used and the impact our company will have in the world. We hope to maintain the long-term mentality we have benefited from as a founder-led company now that Ginkgo is a public company. We believe a workforce with strong equity ownership will make the wise decisions needed to build long-term value for our company and build a company whose long-term impacts make them proud. That is why we have implemented a multi-class stock structure that permits all employees (current and future), not just founders, to hold high-vote (10 votes per share) common stock. We believe that our multi-class stock structure will help maintain this long-term mentality and encourage long-term equity ownership by our employees, thereby resulting in increasing employee ownership over time. For more information, see “Risk Factors—Risks Related to Ginkgo’s Business—Risks Relating to Ginkgo’s Organizational Structure and Governance—Only Ginkgo’s employees and directors are entitled to hold shares of Ginkgo Class B Common Stock (including shares of Ginkgo Class B Common Stock granted or otherwise issued to Ginkgo employees and directors in the future), which shares have 10 votes per share. This limits or precludes other stockholders’ ability to influence the outcome of matters submitted to stockholders for approval, including the election of directors, the approval of certain employee compensation plans, the adoption of certain amendments to Ginkgo’s organizational documents and the approval of any merger, consolidation, sale of all or substantially all of its assets, or other major corporate transaction requiring stockholder approval.”

Competition

To our knowledge, there are currently no other companies that serve all industries covered by our horizontal cell programming platform. The solutions and applications offered by potential competitors vary in size, breadth, and scope, and given our broad set of application areas, we could face competition in many different forms. We also face competition from customers’ internal R&D departments and other research solution providers that largely conduct genetic engineering by-hand. We also compete against companies that seek to utilize synthetic biology technologies to develop specific products or target certain end markets. Additionally, competing platforms may emerge from various sources, including from joint ventures and partnerships between well-capitalized technology and life sciences companies. We identify the following three groups as our principal set of competitors:

The Status Quo: “on prem” cell programming efforts

The main source of competition we encounter is from potential customers choosing to build or maintain in-house cell engineering teams and capabilities. This status quo includes building out laboratory space and then hiring a team of highly trained scientists to conduct research “by-hand” with limited scale efficiencies. Some internal R&D operations maintain a full suite of capabilities and can design, build and test relatively complex pathways while others may have certain internal capabilities and need to outsource other elements to CROs. We believe this is far less efficient for the customer and likely to yield worse outcomes as customers get fewer shots on goal for a given program budget.

That said, it can still be very difficult for companies to choose to trust Ginkgo with their R&D efforts versus building more traditional “on prem” labs. Smaller companies may feel like they’re “betting the farm” on Ginkgo, while larger companies may be sensitive to displacing existing R&D teams. As such, a key focus area for us is reducing the barriers to adoption for the platform by de-risking the upfront investment for earlier-stage companies and by helping larger companies integrate their scientists closely into our workflows and empower their scientists to manage requests directly so we feel more like a resource and partner than a fully outsourced provider. Investing in these areas is a key focus area for us going forward.

Examples of traditional “synthetic biology” companies that have been vertically integrated from their founding with a focus on building products using synthetic biology include Amyris, Inc. (“Amyris”), Zymergen, Genomatica, Novozymes, DuPont, and DSM. Additionally, the vast majority of therapeutics companies that are leveraging genetic engineering have in-house capabilities, including Biogen, Novo Nordisk, Vertex, Regeneron, Bayer, and many others. These companies may be viewed as competitors to Ginkgo because they are creating products, using cell programming, that may compete with the products Ginkgo is enabling for our customers. However, as a horizontal platform, we view these companies not as competitors but as potential customers and focus not on “beating” them but rather on demonstrating our value proposition.

Verticalized cell engineering platforms

Within certain end markets, Ginkgo may compete against vertically-focused biotechnology companies providing cell engineering R&D capabilities to customers within a narrow set of end markets. While we believe the siloed nature of these companies limits their long-term potential, in the near-term, we may have a harder time penetrating those end markets given the incumbent vertical specialists in that space. The vast majority of these companies exist within therapeutic end markets given the history of cell engineering in that field. In theory, the expertise and learnings they develop from work in one field could be leveraged into neighboring end markets if these companies decided to adopt (and invest in) a more horizontal strategy. Examples of these vertically-focused platforms include AbCellera (antibody discovery), Codexis (enzymes), Senti Bio (cell therapy for oncology applications) and WuXi biologics (therapeutics).

Other possible entrants

We may also face competition from new entrants in the market, including well-capitalized technology companies with possible strategic interests in synthetic biology and its capabilities. Such companies may emerge as competitors given their access to capital, capacity to create multi-disciplinary teams across biology, chemistry, computer science and engineering, and flexibility to enter strategic ventures with life sciences companies.

Intellectual Property

Overview: Foundry and Codebase

As discussed above, Ginkgo’s two core platform assets include:

•	Ginkgo’s Foundry, which enables high-throughput cell programming; and

•	Ginkgo’s Codebase, which includes reusable biological assets that can be used to accelerate cell programs.

Ginkgo protects each of these core assets—the Foundry and the Codebase—through a combination of patents and trade secret protections.

Patents

As of December 31, 2021, we had approximately 63 patent “families,” including patents held by the Company as well as by its wholly owned subsidiary Gen9, Inc. Some of these are represented by a Patent Cooperation Treaty (“PCT”) application with related national applications, as well as 16 pending provisional applications. We have over 58 issued U.S. and over 202 issued foreign patents, which includes European nationalizations, and approximately 69 pending U.S. non-provisional and approximately 150 pending foreign patent applications, including patents and patent applications acquired from third parties.

In addition to our proprietary methods and technologies, we also non-exclusively in-license certain intellectual property assets from third parties.

We intend to pursue additional intellectual property protection to the extent that we believe that it would be beneficial and cost-effective. We may abandon applications that are no longer relevant to our business. We cannot provide any assurance that any of our current or future patent applications will result in the issuance of patents. We also cannot assure the scope of any of our future issued patents or warrant that any of our patents will prevent others from commercializing infringing products or technology.

Our patent portfolio is detailed in the chart below:

Patent Family	Description	Application/ Publication/ Patent Number	Filing Date	Issue Date/ Status	Earliest Expected Expiration Date1
Owned by Gen9, Inc.

Methods and Devices for High Fidelity Polynucleotide Synthesis	Microfluidic devices and methods for assembling oligonucleotides by merging droplets containing oligonucleotide fragments with regions of complementarity	PCT/US2009/055267; WO/2010/025310	08/27/2009	Nationalized in: US	01/16/2030

Methods and Apparatuses for Chip-Based DNA Error Reduction	High-fidelity polynucleotide synthesis by generating complementary oligonucleotides to support bound single-stranded oligo (ss-oligo) in a microdroplet using enzymatic processes	PCT/US2010/057405; WO/2011/066186	11/19/2010	Nationalized in: EP, FR, DE, LT, NL, ES, SE, CH, GB, LI, and US	11/19/2030

Methods and Microfluidic Devices for the Manipulation of Droplets in High Fidelity Polynucleotide Assembly	Methods and devices utilizing droplet-based liquid manipulation on a substrate for assembling nucleic acids including steps of sequence error removal	PCT/US2010/055298; WO/2011/056872	11/03/2010	Nationalized in: US	11/03/2030

Assembly of High Fidelity Polynucleotides	Methods and apparatuses for preparing and/or assembling high fidelity nucleic acids on a solid support	PCT/US2011/020335; WO/2011/085075	01/06/2011	Nationalized in: US	01/06/2031

Methods and Devices for Oligonucleotide Synthesis	Devices and methods for the synthesis of polynucleotides and libraries of polynucleotides using manipulation of oligo-containing droplets on a support	US 8,716,467	03/02/2011	Issued 5/6/2014	05/12/2031
		US 9,388,407	03/31/2014	Issued 7/12/2016	03/02/2031

		US 9,938,553	04/08/2016	Issued 4/10/2018	03/13/2031

		US 15/908,726; US 2018/0195100	02/28/2018	Published

Methods for Nucleotide Sequencing and High Fidelity Polynucleotide Synthesis	Methods of obtaining sequence information of target polynucleotides by performing sequencing by ligation and sequencing by polymerase-based reactions	PCT/US2011/036433; WO/2011/143556	05/13/2011	Nationalized in: US	05/13/2031

Microarray Synthesis and Assembly of Gene-Length Polynucleotides	Processes for in vitro synthesis and on-device assembly of long, gene-length polynucleotides based upon assembly of multiple shorter oligos synthesized in situ on a microarray platform	US 7,563,600; 7,323,320; 8,058,004; 9,023,601; 9,051,666; 10,450,560; 10,640,764; 10,774,325	09/12/2002- 02/18/2020	Issued 07/21/2009- 09/15/2020	09/12/2022

		US 17/019,448; US 2021/0062185	09/14/2020	Published

		PCT/US2003/028946; WO/2004/024886	09/12/2003	Nationalized in: AU, CA, CH, EP, FR, DE, DK, GB, JP, LI, NL	09/12/2023

Compositions, Methods, and Apparatus for Oligonucleotides Synthesis	Compositions and methods for high-fidelity polynucleotide assembly on solid support from oligos by adding variable length padding sequences to the ends of the oligos	PCT/US2014/025610; WO/2014/160004	03/13/2014	Nationalized in: EP, US, DE, GB	03/13/2034

Compositions and Methods for Multiplex Nucleic Acids Synthesis	Methods of producing target nucleic acid using pluralities of oligos with overhangs, in which overhangs of one plurality are designed to be complementary to overhangs of another plurality	PCT/US2014/026261; WO/2014/151696	03/13/2014	Nationalized in: AU, CA, CN, EP, IL, US	03/13/2034

Methods for the Production of Long Length Clonal Sequence Verified Nucleic Acid Constructs	Methods and compositions for the production and isolation of high fidelity nucleic acids using high throughput sequencing of fragmented oligos which are tagged with unique barcodes at the 5’ and/or 3’ ends	PCT/US2014/048867; WO/2015/017527	07/30/2014	Nationalized in: EP, CH, DE, FR, GB, LI, NL	07/30/2034

Protein Arrays and Methods of Making and Using the Same	Methods and devices for preparing a protein array to generate and express a plurality of proteins from a plurality of nucleic acids on an array	PCT/US2011/060217; WO/2012/064975	11/10/2011	Nationalized in: EP, US	11/10/2031

Libraries of Nucleic Acids and Methods for Making the Same (Nucleic Acid Library	Methods for designing and producing non-random libraries of nucleic acids using multiplexed	PCT/US2014/067444; WO/2015/081114	11/25/2014	Nationalized in: AU, CA, CN, EP, IL, US	11/25/2034

and its Manufacturing Method)	polynucleotide synthesis in which complementary overhangs attached to specific sequences are hybridized and ligated to each other

Iterative Nucleic Acid Assembly Using Activation of Vector-Encoded Traits	Nucleic acid configurations and cloning strategies for progressively assembling a long nucleic acid product using a plurality of assembly cycles that each include assembling a vector and two or more inserts containing one or more regulatory sequences that activate vector-encoded traits when assembled in a predetermined configuration	PCT/US2007/019209; WO/2008/027558	08/31/2007	Nationalized in: US	08/31/2027

Methods and Devices for Nucleic Acid Synthesis	Methods and apparatus for the synthesis of polynucleotides on a support using primer extension to generate overlapping construction oligonucleotides and assembly of the polynucleotides of interest by hybridizing construction oligos onto anchor support- bound oligonucleotides	PCT/US2011/060243; WO/2012/078312	11/10/2011	Nationalized in: AU, CA, EP, BE, DE, GB, IE, LT, NL, CH, CN, DE, ES, FR, GB, IL, JP, LI, SE, US	11/10/2031

Methods for Preparative in Vitro Cloning	Methods and devices for the isolation of nucleic acids from libraries by tagging a population of nucleic acids with unique oligonucleotide tags	US 9,752,176	06/15/2012	Issued 09/05/2017	06/15/2032

		US 15/666,345; US 2018/0023120	08/01/2017	Published

		US 17/536,828	11/29/2021	Pending

		PCT/US2012/042597; WO/2012/174337	06/15/2012	Nationalized in: AU, CA, CN, EP, IL, CH, DE, FR, GB, LI, LT, NL, US	06/15/2032

Compositions and Methods for High	Methods, compositions and algorithms for designing and producing a target nucleic	US 13/592,827; US 2013/0059296	08/23/2012	Published

Fidelity Assembly of Nucleic Acids	acid from blunt-end double stranded nucleic acids generated by digesting the same to create cohesive-end fragments with unique cohesive ends that anneal and are ligated in a predetermined order

		US 17/373,324; US 2021/0380991	07/12/2021	Published

		PCT/US2012/052036; WO/2013/032850	08/23/2012	Nationalized in: AU, CA, CH, CN, DE, EP, LI, EP, FR, GB, IL, JP, LT, NL, SE, IE, BE, ES, HK, IS	08/23/2032

Device and Method for Nucleic Acid Manipulation	High precision, high selectivity nucleic acid singulation and assembly techniques using mechanical force generated piezoelectrically or acoustically to selectively expel or transfer one or more volumes of nucleic acids from a solid support	PCT/US2018/033823; WO/2018/217702	05/22/2018	Nationalized in: AU, CA, CN, EP, IL, JP, US	05/22/2038

Compositions and Methods for Site-Directed DNA Nicking and Cleaving	Compositions and methods for site-directed DNA nicking and/or cleaving, and use thereof in, for example, polynucleotide assembly to create sticky-end breaks in DNA so that the resulting fragments can be used for DNA assembly	PCT/US2015/039517; WO/2016/007604	07/08/2015	Nationalized in: EP, DE, GB, US	07/08/2035

Methods for Nucleic Acid Assembly and High Throughput Sequencing	Hierarchical assembly of target polynucleotides from construction oligonucleotides	PCT/US2013/047370; WO/2014/004393	06/24/2013	Nationalized in: AU, CA, CN, EP, CH, DE, FR, GB, LT, NL, SE, IL, JP, US	06/24/2033

Methods for Sorting Nucleic Acids and Preparative in Vitro Cloning	Compositions and methods for sorting and cloning of high fidelity nucleic acids by high throughput sequencing	US 10,081,807	04/24/2013	Issued 09/25/2018	04/09/2035

using unique barcode pairs (tag oligos) that may be sequenced to identify a nucleic acid of interest

		US 10,927,369	07/18/2018	Issued 02/23/2021	10/17/2033

		US 17/152,202; US 2021/0139888	01/19/2021	Published

		PCT/US2013/037921; WO/2013/163263	04/24/2013	Nationalized in: AU, CA, CN, EP, CH, DE, FR, GB, LI, LT, NL, SE, IL	04/24/2033

Methods for Screening Proteins Using DNA Encoded Chemical Libraries as Templates for Enzyme Catalysis	Methods, compositions and devices for screening a protein library for proteins having a desired activity	US 9,150,853	03/13/2013	Issued 10/06/2015	03/13/2033

		US 10,308,931	08/31/2015	Issued 06/04/2019	07/27/2033

		US 16/397,314; US 2019/0249169	04/29/2019	Published

Owned by Ginkgo Bioworks, Inc.

Methods and Systems for Chemoautotrophic Production of Organic Compounds	Engineered chemoautotrophs (and methods for engineering such chemoautotrophs) including three metabolic modules: energy conversion pathways allowing use of energy from an inorganic energy source, carbon fixation pathways, and product biosynthetic pathways to convert central metabolites into desired products, such as carbon-based products of interest	US 8,349,587 PCT/US2012/62540; WO/2013/066848	10/31/2011 10/30/2012	Issued 01/08/2013 Nationalized in: US	10/31/2031 10/31/2031

Methods and Systems for Methylotrophic	Engineered methylotrophs (and methods for selecting such cells) for efficiently converting C1	PCT/US2013/073582;	12/06/2013	Nationalized in: US	12/06/2033

Production of Organic Compounds	compounds into various carbon-based products of interest, including systems, mechanisms and methods to confer pathways for energy conversion, methylotrophy, or carbon fixation	WO/2014/089436

Methods and Genetic Systems for Cell Engineering	Engineered probiotics comprising a nuclease module designed to specifically target and degrade a nucleic acid, a synthetic mobile genetic element module capable of dispersing the system from one host cell to another, and an antibiotic-free maintenance module	PCT/US2015/022508; WO/2015/148680	03/25/15	Nationalized in: AU, CA, EP, JP, US	03/25/2035

Methods and Molecules for Yield Improvement Involving Metabolic Engineering	Methods and compositions relating to cells that have been engineered to reduce or eliminate proteins having enzymatic activity that interferes with the expression of a metabolic product	PCT/US2010/036902; WO/2010/141468	06/01/2010	Nationalized in: US	07/10/2030

Methods and Systems for Cell State Quantification* *(Co-Owned with R. Rettberg)	Engineered cells, and methods for engineering such cells, for genomic, transcriptomic, or proteomic analysis, using multiple peptide tags	US 9,506,167	07/27/2012	Issued 11/29/2016	01/07/2034

		US 10,119,975	11/29/2016	Issued 11/06/2018	07/27/2032

Protective Enzymes	Enzymes for protecting polymers from damage caused by fatty acids from secreted biological fluids such as sebum or sweat	PCT/US2018/050718; WO2019/055541	09/12/2018	Nationalized in CN, EP, HK, US	09/12/2038

Chimeric Terpene Synthases	Cells, enzymes, and methods for production of terpenes (which can be used as fragrances, pheromones, or antimicrobials, among other things) that are partially derived from sequences reconstructed from rare or extinct plants	PCT/US2019/018122; WO2019/161141	02/14/2019	Nationalized in: EP, HK, JP, KR, US	02/14/2039

Biosynthesis of Mogrosides	Cells, enzymes, and methods for producing mogrosides (high-intensity natural sweeteners) by fermentation	PCT/US2019/060652; WO 2020/097588	11/09/2019	Nationalized in: CA, CN, EP, JP, US	11/09/2039

Biosynthesis of Mogrosides	Cells, enzymes, and methods for producing mogrosides (high-intensity natural sweeteners) by fermentation	PCT/US2020/057067; WO 2021/081327	10/23/2020	Published	10/23/2040

Biosynthesis of Mogrosides	Cells, enzymes, and methods for producing mogrosides (high-intensity natural sweeteners) by fermentation	PCT/US2021/032251; WO2021/231728	05/13/2021	Published	05/13/2041

Biosynthesis of Cannabinoids and Cannabinoid Precursors	Cells, enzymes, and methods for producing cannabinoid compounds by fermentation	PCT/US2020/019760; WO2020/176547	02/25/2020	Nationalized in CA, EP, IL, US	02/25/2040

Biosynthesis of Cannabinoids and Cannabinoid Precursors	Cells, enzymes, and methods for producing cannabinoid compounds by fermentation	PCT/US2020/046838; WO2021/034848	08/18/2020	Published	08/18/2040

Biosynthesis of Cannabinoids and Cannabinoid Precursors	Cells, enzymes, and methods for producing cannabinoid compounds by fermentation	PCT/US2021/024398; WO2021/195520	03/26/2021	Published	03/26/2041

Biosynthesis of Cannabinoids and Cannabinoid Precursors	Cells, enzymes, and methods for producing cannabinoid compounds by fermentation	PCT/US2021/037954; WO2021/257915	06/17/2021	Published	06/17/2041

Biosynthesis of Cannabinoids and Cannabinoid Precursors	Cells, enzymes, and methods for producing cannabinoid compounds by fermentation	PCT/US2021/040941	07/08/2021	Pending	07/08/2041

Biosynthesis of Cannabinoids and Cannabinoid Precursors	Cells, enzymes, and methods for producing cannabinoid compounds by fermentation	PCT/US2021/054641	10/12/2021	Pending	10/12/2041

Rare Earth Element (REE)-Binding Proteins	Cells, binding proteins, and methods for recovering rare earth elements, including lanthanides	PCT/US2020/038808; WO2020/257702	06/19/2020	Nationalized in AU, CA, CN, EP, JP, KR, US	06/19/2040

Biosynthesis of Enzymes for use in Treatment of Maple Syrup Urine Disease (MSUD)* *(Co-Owned with Synlogic, Inc.)	Methods, enzymes, cells, and compositions for treating maple syrup urine disease (MSUD) and other conditions characterized by excessive branched-chain amino acids	PCT/US2020/038813; WO2020/257707	06/19/2020	Nationalized in IL, JP, US	06/19/2040

Optimized Bacteria Engineered to Treat Disorders Involving the Catabolism of Leucine, Isoleucine, and/or Valine* *(Co-Owned with Synlogic, Inc.)	Methods, enzymes, cells, and compositions engineered to improve leucine catabolism and treat disorders involving the catabolism of leucine, isoleucine, or valine	PCT/US2020/038675; WO 2020/257610	06/19/2020	Nationalized in CA, US	06/19/2040

Production of Oligosaccharides

Compositions and methods for producing fructans using sucrose:sucrose 1-fructosyltransferase (1-SST), fructan:fructan

1-fructosyltransferase (1-FFT), and/or sucrose:fructan-6 -fructosyltransferase (6-SFT) enzymes

		PCT/US2020/052390; WO 2021/061910	09/24/2020	Published	09/24/2040

Biosynthesis of Histidine/Enhanced Production of Histidine, Purine Pathway Metabolites, and Plasmid DNA	Methods and genetically modified cells for the biosynthetic production of histidine, plasmid DNA, or purine pathway metabolites, including synthetic promoters and genes encoding modified ribose phosphate pyrophosphokinase (RPPK) and/or modified 5,10-methylene-tetrahydrofolate dehydrogenase/5,10-methylene-tetrahydrofolate cyclohydrolase (MTHFDC) enzymes	PCT/US2020/065286; WO 2021/126961	12/16/2020	Published	12/16/2040

Variant SARS-Cov -2 Proteins and Uses Thereof	Variant proteins of SARS-CoV-2 nucleocapsid, spike protein, and spike protein receptor binding domain; nucleic acids encoding such variants; and compositions, cells, diagnostic kits containing such variants or its coding nucleic acids; as well as methods of detecting, treating and/or preventing SARS-CoV-2 infection	PCT/US2021/030875	05/05/2021	Pending	05/05/2041

Methanol Utilization	Methods and genetically modified cells for the biosynthetic production of amino acids such as lysine using methanol as a feedstock.	PCT/US2020/028746; WO 2020/214940	04/17/2020	Nationalized in: CA, CN, EP, JP, KR, US	04/17/2040

Use of Bone Morphogenetic Proteins and Their Receptors for Aesthetics and Cosmetics	Methods for preventing or reducing skin wrinkles and/or enhancing or preserving facial contours using one or more Bone Morphogenetic Proteins (BMPs), or an associated BMP protein	PCT/US2021/049768	9/10/2021	Pending	9/10/2041

Compositions and Methods for the Production of Compounds	Host cells, vectors, and nucleic acids encoding recombinant LALs (Large ATP-binding regulators of the LuxR family of transcriptional activators) and LAL binding sites for the production of compounds such as polyketides, and methods for producing such compounds	PCT/US2017/027215; WO 2017/180748	04/12/2017	Nationalized in: US, AU, CA, CN, EP, JP, KR	04/12/2037

Compositions and Methods for the Production of Compounds	Compositions and methods to facilitate combinatorial biosynthesis of polyketides, with engineered polyketide synthases that include modified domains with altered enzymatic activity	PCT/US2017/058805; WO 2018/081592	10/27/2017	Nationalized in: US, AU, CA, CN, EP, JP, KR	10/27/2037

Compositions and Methods for the Production of Compounds	Compositions and methods for use in combinatorial biosynthesis of polyketides by module swapping between polyketide synthase genes, with engineered polyketide synthases that include heterologous modules with altered enzymatic activity	PCT/US2017/058800; WO 2018/081590	10/27/2017	Nationalized in: AU, CA, CN, EP, JP, KR, US	10/27/2037

Enhanced Production of Core Lipids in Oleaginous Yeasts	Engineered cells having genetic modification(s) that increase lipid yield and methods of increasing lipid yield in a cell	PCT/US2015/067805; WO 2016/109494	12/29/2015	Nationalized in: BR, CN, EP, IN, US	12/29/2035

Heterologous Production of 10-Methylstearic Acid	Engineered gene sequences, cells, and methods for producing branched methyl lipids including 10-methylstearate	PCT/US2017/052491; WO 2018/057607	09/20/2017	Nationalized in: BR, CA, CN, EP, US	09/20/2037

Heterologous Production of 10-Methylstearic Acid by Cells Expressing Recombinant Methyltransferase	Engineered methyltransferase gene sequences, cells, and methods for producing branched methyl-lipids or exomethylene-substituted lipids	PCT/US2018/051919; WO 2019/060527	09/20/2018	Nationalized in: BR, CA, EP, US	09/20/2038

Methods and Compositions Involving Promoters Derived From Yarrowia lipolytica	Promoters, recombinant nucleic acids, cells and methods for modulating lipid production in oleaginous microorganisms such as yeasts	16/942,509; US2021-0032604A1	07/29/2020	Pending	07/29/2040

Microorganisms Engineered to Use Unconventional Sources of Nitrogen	Microorganisms engineered to grow on an atypical nitrogen source and their use in fermentation to produce a variety of compounds including commodities, fine chemicals, and pharmaceuticals	PCT/US2014/010332; WO 2014/107660	01/06/2014	Nationalized in: AU, CA, BR, IN, US	01/06/2034

Microorganisms Engineered to Use Unconventional Sources of Phosphorous or Sulfur	Microorganisms engineered to grow on an atypical phosphorus or sulfur source and their use in fermentation to produce a variety of compounds including commodities, fine chemicals, and pharmaceuticals	PCT/US2014/52841; WO 2015/031441	08/27/2014	Nationalized in: CN, AU, CA, BR, IN, EP, FR, DE, GB, US	08/27/2034

Diacylglycerol Acyltransferase (DGA1) Polynucleotides, and Methods of Increasing Yeast Cell Lipid Production by Overexpression of Heterologous DGA1	Cells engineered to express heterologous DGA1 enzyme(s) that confer increased lipid production and/or enhanced efficiency of glucose consumption, as well as methods of lipid production using these cells	PCT/US2015/17227; WO 2015/127421	02/24/2015	Nationalized in: CN, AU, IN, FI, EP, BE, DK, FR, DE, LU, SE, CH, GB, US	02/24/2035

Selective Advantage in Fermentation	Microorganisms engineered to grow on an atypical nitrogen, phosphorus, and/or sulfur source; fermentation compositions composed of such microorganisms and a fermentation medium containing an atypical nitrogen, phosphorus, and/or sulfur source; and fermentation processes thereof	PCT/US2015/024943; WO 2015/157431	04/08/2015	Nationalized in: AU, IN, US	04/08/2035

Increasing Cellular Lipid Production by Increasing the Activity of Diacylglycerol Acyltransferase and Decreasing the Activity of Triacylglycerol Lipase	Engineered cells having genetic modification(s) that increase lipid yield and methods of increasing lipid yield in a cell	PCT/US15/28760; WO 2015/168531	05/01/2015	Nationalized in: AU, IN, US	05/01/2035

Increasing Lipid Production in Oleaginous Yeast	Engineered cells with genetic modification(s) that increase lipid yields including modifications that increase type 1, type 2, and/or type 3 diacylglycerol acyltransferase activity and modifications that decrease lipase activity, as well as methods of increasing lipid yield	PCT/US2015/033251; WO 2015/184303	05/29/2015	Nationalized in: AU, CN, IN, EP, US	05/29/2035

Increasing Lipid Production and Optimizing Lipid Composition	Recombinant nucleic acids, engineered cells, and methods for increasing lipid production that involve increasing or decreasing the activity of one or more selected genes	PCT/US2015/033211; WO 2015/184277	05/29/2015	Nationalized in: AU, CN, EP, IN, US	05/29/2035

Oleic Acid Production in Yeast	Engineered cells having genetic modification(s) that increase oleic acid yield and methods of increasing oleic acid yield in a cell	PCT/US2015/64710; WO 2016/094520	12/09/2015	Nationalized in: CN, BR, IN, EP, US	12/09/2035

Derivatives of 10-Methylene Lipids, Process for Preparing Such Derivatives and Use Thereof	Tuberculostearic acid (10-methylstearic acid) derivatives, processes for producing such compounds, and their use in processes for preparing polyamides, polyesters, lactams, and lactones	PCT/EP2020/058484; WO 2020/0193681	03/26/2020	Nationalized in: EP	03/26/2040

Synthetic Expression Systems	Transcriptional units, synthetic expression systems, and host cells capable of expressing a gene of interest; methods for the production of bioproducts in methanol-free culture conditions.	PCT/US2021/049180	09/05/2021	Pending	09/05/2041

Synthetic Methanol Inducible Promoters and Uses Thereof	Synthetic promoters capable of facilitating the high-yield synthesis of proteins and molecules; transcriptional units and host cells comprising such synthetic promoters; and methods of use thereof	PCT/US2021/059135	11/12/2021	Pending	11/12/2041

1.	The expiration date of a United States patent may be earlier or later than as listed in this table due to patent term adjustment and/or the existence of a terminal disclaimer.

Trade secrets

Ginkgo’s technology-related intellectual property that is not patent-protected is maintained as trade secrets. We employ a variety of safeguards to protect our trade secrets, including contractual arrangements with our employees, consultants, contractors and other advisors that impose obligations of confidentiality, assignment of inventions, and security; digital security measures; and physical security precautions.

We require confidentiality and material transfer agreements from third parties that receive our confidential data or materials, and we also incorporate confidentiality and material transfer precautions into our collaboration agreements. For example, in the course of a cell program, we might transfer samples of intermediate strains to the customer for testing and scale-up work and then transfer a final commercial strain upon completion of our work. To protect both intermediate and final strains, we use strain transfer agreements that document the contractual restrictions and controls we have put into place, typically including, in the case of intermediate strains, covenants requiring the customer to return or destroy all strain samples after testing.

Trademarks and domain names

Although our business is directed at sophisticated corporate customers rather than end consumers, we have trademark rights and registrations in our name, logo, and other brand indicia in the United States and other jurisdictions around the world. We also have registered domain names for websites that we use in our business, such as www.ginkgobioworks.com.

Intellectual property transaction structure

We earn revenue from collaboration agreements with customers under which we perform cell programming activities. Through our cell programs, we develop cells that produce or are products for our customers, which they market in their verticals.

With respect to intellectual property, we have relatively standard transaction structures that apply to cell programs for a customer. In this situation, our collaboration agreements typically provide that Ginkgo will own all collaboration-related intellectual property (“Foreground IP”) concerning cell programming. To protect our collaboration partners’ investment in the collaboration and to provide them with a competitive advantage from working with Ginkgo, Ginkgo provides a limited exclusive license to patents within the Foreground IP that cover the product, usually within a specified field. However, our terms may vary.

We typically do not provide exclusive licenses to unpatented Foreground IP (i.e., trade secrets and other know-how) that results from a collaboration. In our typical deal structure, we also do not provide exclusive licenses to our “background” intellectual property—i.e., the intellectual property, whether patented or unpatented, that we developed before entering into a collaboration or develop independently from our work in the collaboration. We believe that our transaction structures allow us to maximize the reuse of Codebase across programs and ensure that technology we develop does not lie fallow.

In-License Agreements

Amyris Partnership Agreement

On October 20, 2017, we entered into a partnership agreement (the “Partnership Agreement”) with Amyris, which, as amended from time to time, terminated all prior agreements between Ginkgo and Amyris. In the Partnership Agreement, Amyris, among other things, granted us a non-exclusive license effective as of June 28, 2016 (the date of an earlier agreement between the parties) under all of Amyris’s rights in and to certain specified microbial strains, and under all patents and applications associated with such microbial strains, to make, have made, use, sell, offer to sell and import any products other than farnesene and/or farnesene derivatives that are chemically produced from farnesene. The license is subject to any previous exclusive licenses provided to third parties and is royalty-free, fully paid-up, sublicensable, non-exclusive and perpetual (i.e., it survives termination or expiration of the Partnership Agreement except in the case of our insolvency).

Strateos Collaboration Agreement

On October 2, 2017, we entered into a collaboration agreement with Strateos, Inc. f/k/a Transcriptic, Inc. (“Strateos”), which was amended and restated on April 20, 2021 (the “Strateos Collaboration Agreement”). Under the Strateos Collaboration Agreement, Strateos granted us a non-exclusive, perpetual, irrevocable, fully paid-up, royalty-free license under certain intellectual property rights to use its software platform in a range of activities relating to our business, including, among other things, developing and commercializing cell lines, developing data packages, providing foundry and analytical services and performing diagnostic testing. In connection with the Strateos Collaboration Agreement, we paid Strateos an up-front fee of $3.0 million and agreed to pay an additional $9.0 million in fees during the five-year term of the agreement in consideration for services provided by Strateos under the agreement, of which $8.5 million had already been paid as of June 30, 2022. Either party may terminate the Strateos Collaboration Agreement without cause upon six months’ written notice to the other party. Either party may also terminate the agreement for the other party’s material breach, insolvency or change of control to a direct competitor of the terminating party. After expiration of the agreement, either party’s termination of the agreement for convenience or the other party’s insolvency, or our termination of the agreement for Strateos’ material breach or Strateos’ change of control to one of our direct competitors, we will retain a license to use Strateos’ software. We retain such rights for an 18-month period in the event the agreement is terminated by Strateos for certain material breaches of the agreement, but we do not retain such rights in the event of Strateos’ termination due to our change of control to a Strateos direct competitor, our leak or other unauthorized disclosure of Strateos’ code, or a material breach of our obligations involving payment, intellectual property or confidentiality.

Properties

Ginkgo’s headquarters are located in the Seaport district of Boston, Massachusetts and comprise a set of non-cancellable operating leases within a facility totaling over 300,000 square feet of office and laboratory space. These lease agreements expire on dates ranging from 2030 to 2036 and each contain one option to extend the lease for a five-year period at then-market rates. We also lease a total of approximately 100,000 square feet of office and lab space in Cambridge, Massachusetts, Emeryville, California, and Utrecht, Netherlands.

In anticipation of expanding facility needs to support future growth, in April 2021, we entered into a lease, as amended, consisting of approximately 260,000 rentable square feet of new office and laboratory space being developed in Boston, Massachusetts near our headquarters. The lease commencement date is estimated to be June 1, 2024, subject to certain extensions, and expires on the fifteenth anniversary of the lease commencement date. The lease includes one option to extend the lease for ten years at then-market rates as well as an expansion option if the owner constructs an additional building on the property.

We currently lease all of our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that the new lease described above provides significant expansion space. To support future organic growth or merger and acquisition activity, we may enter into new leases, assume lease obligations or acquire property both domestically and internationally and believe that, if needed, suitable or alternative space will be available.

Suppliers

Ginkgo’s suppliers for cell programming operations comprise primarily manufacturers and distributors of life science tools, consumables and equipment as well as certain specific providers of contract research, development and manufacturing services. We will sometimes enter into long-term, strategic partnerships with innovative suppliers. Because of the significant scale of our Foundry’s operations, we believe we are often an early adopter and the largest customer at scale of certain new life science tools and technologies. Our supply agreements with Twist Bioscience Corporation (“Twist”), as further described below, are examples of such strategic supplier relationships. We will also occasionally acquire technology or Codebase assets for strategic reasons and because we can integrate the technology effectively into our platform — FGen is a recent example.

Our suppliers for our biosecurity offering include multiple manufacturers and distributors of LFA test kits and COVID-19 sample collection kits. We have developed a national network of third party labs for provision of COVID-19 molecular testing services. We also utilize third parties for certain other services, including physician authorizations and on-site test administration, in the provision of our end-to-end COVID-19 testing offering.

Our software, automation, data, information technology, DevOps and information security functions utilize various third party software and information technology service providers, including AWS, for data storage and processing. We also routinely engage a variety of third parties for professional services, contract employment services and consulting services.

Twist

In April 2022, we entered into a non-cancelable supply agreement (the “2022 Agreement”), with Twist, which requires us to purchase synthetic DNA at specified volumes on an annual basis over a four-year term. To the extent we fail to meet our annual minimum purchase obligations, we are required to pay a fee per unit of shortfall. The products we may purchase that contribute toward achieving our annual minimum purchase obligation can vary based on our discretion, subject to advance notice provided to Twist.

Our annual minimum purchase obligation may be adjusted for the following reasons: (i) due to a lack of availability of certain products for purchase in a given quarter; (ii) due to a lack of certain features available; (iii) delays in shipments; and (iv) lack of performance. We receive volume discounts on purchases based on specified volume thresholds over the term of the 2022 Agreement.

The 2022 Agreement can only be terminated (i) upon mutual agreement of both parties, (ii) by us upon a specified change of control, (iii) upon a material breach of the contract by either party, or (iv) by Twist in the event that we fail to place orders for more than a certain percentage of our required annual minimums under the 2022 Agreement. The purchase minimums in the 2022 Agreement create an enforceable obligation only in conjunction with each purchase order.

Government Contracts

We have entered into agreements with governmental entities and contractors in the past to serve as a U.S. government contractor or subcontractor and may do so again in the future. See “Risk Factors—Ginkgo has pursued in the past and may pursue additional U.S. government contracting and subcontracting opportunities in the future and as a U.S. government contractor and subcontractor, Ginkgo is subject to a number of procurement rules and regulations”.

Government Regulations

Our business, or the business of our customers, may be regulated by the FDA and other federal authorities in the United States, including the FTC, USDA, DEA and EPA, as well as comparable authorities in foreign jurisdictions and various state and local authorities in the United States. Failure to comply with applicable regulations may result in enforcement actions, civil or criminal sanctions, and adverse publicity.

FDA regulation

We provide cell engineering and product discovery services to customers engaged in the manufacture of foods, cosmetics and pharmaceutical products. The FDA regulates the research, development, testing, quality control, import, export, safety, effectiveness, storage, recordkeeping, premarket review, approval or licensure, processing, formulation, manufacturing, packaging, labeling, advertising, promotion, marketing, distribution, sale, post-market monitoring and reporting of our customers’ pharmaceuticals, cosmetics and food products, and the FTC also regulates the advertising and promotion of these products.

We also act as a systems integrator and authorized distributor of certain COVID-19 diagnostic test and collection kits manufactured by independent third parties, and we work with laboratory partners that provide clinical laboratory testing services as part of the COVID-19 testing services we offer, and these tests and test kits may be subject to regulation by the FDA. In particular, the tests and test kits used in our COVID-19 testing services may be subject to regulation by the FDA as medical devices, and may be required to comply with the requirement that such products have obtained clearance, approval, or other marketing authorizations, such as an EUA, before they can be commercialized, as well as post-market requirements such as adverse event reporting and restrictions on labeling, marketing, and distribution.

The HHS and FDA issued several policy statements in November 2021 governing the regulation of COVID-19 Laboratory Developed Tests (“LDTs”) that resume FDA premarket review of COVID-19 LDTs that HHS halted in August 2020. Pursuant to these new policy statements, FDA expects laboratories to seek FDA marketing authorization and otherwise comply with FDA device regulations when marketing COVID-19 LDTs. An LDT is an in vitro diagnostic test that is intended for clinical use and is designed, manufactured, and used within a single laboratory. LDTs are classified as medical devices, but the FDA has historically exercised enforcement discretion and has generally not enforced FDA requirements, including premarket review, with respect to laboratories that offer LDTs. While HHS and FDA have announced their intention to require premarket review of COVID-19 LDTs, either agency may change its position in the future.

Medical products, including COVID-19 tests, that are granted an EUA or other marketing authorization must comply fully with the terms and conditions provided in the EUA or other marketing authorization. For example, EUAs for COVID-19 tests may include conditions of authorization applicable to the EUA holder, authorized distributors and authorized laboratories. Noncompliance with applicable requirements could result in negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters or untitled letters from the FDA, mandated corrective promotional materials, advertising or communications with doctors, and civil or criminal penalties, among others. The FDA can also withdraw marketing authorization for the applicable product, and in the case of a product subject to an EUA, the authorization to market the product under the EUA lasts only as long as the declared public health emergency.

DEA regulation

We are engaged in the research, development, and export of certain products that may be regulated as controlled substances, including microbes designed to generate precursors to cannabinoids or other chemical intermediates. The Controlled Substances Act of 1970, as amended from time to time, establishes registration, security, recordkeeping, reporting, storage, distribution and other requirements administered by the DEA. The DEA is concerned with the control of handlers of controlled substances, and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce. The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the United States. Schedule I substances are considered to present the highest risk of abuse, and Schedule V substances the lowest relative risk of abuse among controlled substances. Marijuana is classified as a Schedule I controlled substance. However, the term does not include “hemp,” which means the cannabis plant and any part of that plant, including the seeds and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 THC concentration of not more than 0.3% on a dry weight basis.

Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, business activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which controlled substance schedule is authorized for that activity.

The DEA typically inspects a facility to review its security measures prior to issuing a registration. The DEA requires “effective controls and procedures” to guard against theft and diversion of controlled substances. Security requirements vary by controlled substance schedule (with the most stringent requirements applying to Schedule I and Schedule II substances), type of business activity conducted, quantity of substances handled, and a variety of other factors. Required security measures include background checks on employees and physical control of inventory. While the specific means by which effective controls and procedures are achieved may vary, security practices may include use of cages, surveillance cameras and inventory reconciliations. Records must be maintained for the handling of all controlled substances, and, in certain scenarios, periodic reports made to the DEA. Reports must also be made for thefts or losses of any controlled substance, and disposal of controlled substances must adhere to various methods authorized by the regulations. In addition, special authorization and notification requirements apply to imports and exports.

Failure by registered establishments to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in enforcement action. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could eventuate in criminal proceedings. Individual states also regulate controlled substances.

Laboratory Licensing and Certification Requirements

The clinical laboratories we partner with for our COVID-19 testing program are subject to federal oversight under CLIA, which requires all clinical laboratories to meet certain quality assurance, quality control and personnel standards. Laboratories also must undergo proficiency testing and are subject to inspections. Standards for testing under CLIA are based on the complexity of the tests performed by the laboratory, with tests classified as “high complexity,” “moderate complexity,” or “waived.” Laboratories performing high complexity testing are required to meet more stringent requirements than moderate complexity laboratories. Certain of our partner laboratories must undergo on-site surveys at least every two years, which may be conducted by the Centers for Medicare and Medicaid Services (“CMS”) under the CLIA program or by a private CMS approved accrediting agency. In addition, we hold CLIA Certificates of Waiver and may perform certain CLIA-waived tests on behalf of our clients, which subjects us to certain CLIA requirements. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and criminal penalties.

The operations of our partner laboratories and our laboratories holding CLIA Certificates of Waiver are also subject to state and local laboratory regulation. CLIA provides that a state may adopt laboratory regulations different from or more stringent than those under federal law, and a number of states have implemented their own laboratory regulatory requirements. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls, or require maintenance of certain records. No assurances can be given that we or our partner laboratories will pass all future licensure or certification inspections.

Federal Select Agent Regulations

Our research facilities that synthesize DNA sequences or perform other activities could become subject to the FSAP, which involves rules administered by the CDC and the USDA Animal and Plant Health Inspection Service (“APHIS”). The FSAP regulates the possession, use, and transfer of biological select agents and toxins that have the potential to pose a severe threat to public health, animal or plant health, or animal or plant products. FSAP regulatory requirements include: (i) registration with the CDC and/or APHIS for research facilities that deal with the select agents and toxins; (ii) submission to periodic biosafety and security inspections; and (iii) reporting of theft, loss or release of select agents. Federal agency enforcement actions for violations of FSAP regulations can include the initiation of corrective actions, complete or partial suspension or revocation of select agent registrations or civil or criminal liability.

Genetically Modified Materials Regulations

Our technologies and the technologies of our customers involve the use of genetically modified cells, organisms and biomaterials, including, without limitation, GMOs and GMMs, and their respective products. In the United States, the FDA, APHIS and the EPA are the primary agencies that regulate the use of GMOs, GMMs and potential products derived from GMOs or GMMs or Genetically Modified Materials, pursuant to the Coordinated Framework for the Regulation of Biotechnology.

The FDA reviews the safety of food consumed by humans and of feed consumed by animals under the Federal Food, Drug and Cosmetic Act (“FDCA”). Under the FDCA, food and feed manufacturers are responsible for ensuring that the products they market, including those developed through genetic engineering, are safe and properly labeled. In addition, the FDA must approve the use of any food additives, including GMOs, before marketing.

APHIS examines whether a plant itself presents a “plant pest” risk under the Plant Protection Act (“PPA”). Specifically, APHIS is responsible for regulating the introduction (i.e., importation, interstate movement or release into the environment) of certain GMOs and plants under the plant pest provisions in the PPA to ensure that they do not pose a plant pest risk. APHIS finalized changes to the PPA’s implementing regulations with respect to certain GMOs in May 2020. A person or organization may request a regulatory status review from APHIS to determine whether a GMO is unlikely to pose a plant pest risk and, therefore, is not regulated under the plant pest provisions of the PPA or the regulations codified at 7 C.F.R. Part 340; requesting a regulatory status review tends to assume the GMO at issue does not otherwise fall within a regulatory exemption. If the GMO does not qualify for an exemption or if the APHIS regulatory status review process finds that the plant poses a plausible plant pest risk, then the GMO may require an APHIS permit, i.e., be a regulated article under Part 340. A regulated article may be subject to APHIS for the environmental release, importation, or interstate movement of the GMO or its progeny.

EPA regulates, under the Federal Insecticide, Fungicide and Rodenticide Act (“FIFRA”), the pesticides (including plant incorporated protectants) that are used with crops, including GMO herbicide-tolerant crops. FIFRA generally requires all pesticides to be registered before distribution or sale, unless they are exempted. Under FIFRA, a pesticide registrant must demonstrate that the pesticide at issue, when used pursuant to its specifications, “will not generally cause unreasonable adverse effects on the environment” to secure a registration. EPA must approve each distinct pesticide product, each distinct use pattern, and each distinct use site. In addition to EPA’s FIFRA authority, EPA also regulates potential human health impacts from pesticides under the FDCA. EPA does so by establishing “tolerance levels” (i.e., “the amount of pesticide that may remain on food products”) under the FDCA.

Telehealth regulation

Our telehealth provider partner is subject to various federal, state and local certification and licensing laws, regulations and approvals, relating to, among other things, the adequacy of health care, the practice of medicine and other health professions (including the provision of remote care and cross-coverage practice), equipment, personnel, operating policies and procedures and the prerequisites for ordering laboratory tests. Some states have enacted regulations specific to providing services to patients via telehealth. Such regulations include, among other things, informed consent requirements that some states require providers to obtain from their patients before providing telehealth services. Health professionals who provide professional services using telehealth modalities must, in most instances, hold a valid license to practice the applicable health profession in the state in which the patient is located. In addition, certain states require a physician providing telehealth to be physically located in the same state as the patient. Any failure to comply with these laws and regulations could result in civil or criminal penalties against telehealth providers.

State corporate practice of medicine and fee splitting laws

Our relationship with our telehealth provider partner, who provides physician oversight and support to individuals seeking COVID-19 diagnostic or screening testing, including evaluating each request for testing, communicating and providing consultation services for certain test results, is subject to various state laws, which are intended to prevent unlicensed persons from interfering with or influencing a physician’s professional judgment, and prohibiting the sharing of professional services income with non-professional or business interests. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance could lead to adverse judicial or administrative action against us and/or our telehealth provider partner, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, or a restructuring of our arrangement with our telehealth provider partner.

Healthcare fraud and abuse laws

Although none of our COVID-testing offerings are currently billed to any third-party payor, including any commercial payor or government healthcare program, by us or any of our laboratory or telehealth provider partners, we may nonetheless be subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, and other healthcare fraud and abuse laws.

The federal Anti-Kickback Statute prohibits, among other things, individuals or entities from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation.

The federal physician self-referral prohibition, commonly known as the Stark Law, prohibits a physician, in the absence of an applicable exception, from making a referral for certain designated health services covered by the Medicare or Medicaid program, including clinical laboratory services, if the physician or an immediate family member of the physician has a financial relationship with the entity providing the designated health services. The Stark Law also prohibits the entity furnishing the designated health services from billing, presenting or causing to be presented a claim for the designated health services furnished pursuant to the prohibited referral.

The federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws prohibit, among other things, any individual or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute or the Stark Law, constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

In addition to the Anti-Kickback Statute and the Stark Law, the United States recently enacted a law known as the EKRA, which created a new federal crime for knowingly and willfully: (i) soliciting or receiving any remuneration in return for referring a patient to a recovery home, clinical treatment facility, or laboratory; or (ii) paying or offering any remuneration to induce such a referral or in exchange for an individual using the services of a recovery home, clinical treatment facility, or laboratory. Unlike the Anti-Kickback Statute, EKRA is not limited to services reimbursable under a government health care program, but instead extends to all services reimbursed by “health care benefit programs.”

The federal Health Insurance Portability and Accountability Act of 1996, as amended by HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Similar state and local laws and regulations may also restrict business practices in the medical device and clinical laboratory industries, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; and state laws that require companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources.

Violation of any of such laws or any other governmental regulations that apply may result in significant criminal, civil and administrative penalties including damages, fines, imprisonment, disgorgement, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations.

Federal and state data privacy and security regulations

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-

related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including HIPAA, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. HIPAA, and its respective implementing regulations, imposes obligations on “covered entities,” including certain health care providers, health plans, and health care clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Violations of the HIPAA privacy and security regulations may result in civil and criminal penalties. HHS is required to conduct periodic compliance audits of covered entities and their business associates. HIPAA also authorizes State Attorneys General to bring civil actions seeking either an injunction or damages in response to violations of HIPAA privacy and security regulations.

In addition, certain state laws, such as the California Confidentiality of Medical Information Act, the CCPA and the CPRA govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other (thus complicating compliance efforts), and can result in investigations, proceedings, or actions that lead to significant civil or criminal penalties and restrictions on data processing.

Legal Proceedings

From time to time, we may in the ordinary course of business be named as a defendant in lawsuits, indemnity claims and other legal proceedings. We do not believe any pending litigation to be material, the outcome of which would, in management’s judgment based on information currently available, have a material adverse effect on our results of operations or financial condition. See Note 14, “Commitments and Contingencies,” to the audited consolidated financial statements and Note 8, “Commitments and Contingencies,” to the unaudited condensed consolidated financial statements included elsewhere in this registration statement and proxy statement/prospectus.

Ginkgo Corporate Information

Ginkgo’s principal executive office is located at 27 Drydock Avenue, Boston, Massachusetts 02210, and Ginkgo’s telephone number is (877) 422-5362. Ginkgo’s corporate website address is www.ginkgobioworks.com. We make available on the Investor Relations section of our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and Forms 3, 4 and 5, and amendments to those reports as soon as reasonably practicable after filing such documents with, or furnishing such documents to, the SEC. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

The information contained on, or accessible through, our corporate website or connected thereto does not constitute part of, and is not incorporated by reference into this registration statement and proxy statement/prospectus and should not be considered part of this registration statement and proxy statement/prospectus. The inclusion of the corporate website address is an inactive textual reference only.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Ginkgo

You should read the following discussion and analysis of financial condition and results of operations together with the consolidated financial statements and the related notes and other financial information of Ginkgo included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section of this proxy statement/prospectus captioned “Risk Factors” and elsewhere in this proxy statement/prospectus, actual results may differ materially from those anticipated in these forward-looking statements.

References to “we,” “us” and “our” in this section captioned “Management’s Discussion & Analysis of Financial Condition and Results of Operations of Ginkgo” refer solely to Ginkgo and its consolidated subsidiaries.

Overview

Our mission is to make biology easier to engineer.

Ginkgo is building the industry-standard horizontal platform for cell programming. We use our platform to program cells on behalf of our customers. These “cell programs” are designed to enable biological production of products as diverse as novel therapeutics, key food ingredients, and chemicals currently derived from petroleum. We have worked on cell programs in end markets as diverse as specialty chemicals, agriculture, food, consumer products, and pharmaceuticals. Biology did not evolve by end market. All of these applications run on cells which have a common code—DNA—and a common programming platform can enable all of them. Because of this shared platform, we are able to drive scale and learning efficiencies while maintaining flexibility and diversity in our program areas. Ultimately, customers come to us because they believe we maximize the probability of successfully developing their products.

The foundation of our platform includes two core assets that execute a wide variety of cell programs for customers according to their specifications: our Foundry and our Codebase.

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Our Foundry wraps proprietary software and automation around core cell engineering workflows— designing DNA, writing DNA, inserting that DNA into cells, testing to measure cell performance—and leverages data analytics and data science to inform each iteration of design. The software, automation and data analysis pipelines we leverage in the Foundry drive a strong scale economic: we have scaled the output of the Foundry by roughly 3X annually since we started measuring it around 2015 (with the exception of 2020 during the COVID-19 pandemic) and over that time, the average cost per unit operation has fallen by approximately 50% every year. We expect to be able to pass some of these savings along to our customers, allowing them to take more “shots on goal” with their programs.

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Our Codebase includes both our physical (engineered cells and genetic parts) and digital (genetic sequences and performance data) biological assets, and accumulates as we execute more cell programs on the platform. Every program, whether successful or not, generates valuable Codebase and helps inform future experimental designs and provides reusable genetic parts, making our cell program designs more efficient.

As the platform scales, we have observed a virtuous cycle between our Foundry, our Codebase, and the value we deliver to customers. We believe this virtuous cycle sustains Ginkgo’s growth and differentiated value proposition.

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Foundry: As we take on more work in the Foundry, we benefit from scale economics, which over time may lead to lower program costs. We expect that these lower costs, in turn, will drive additional demand for our cell programming capabilities.

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Codebase: Cell programs also generate Codebase, which can drive better experimental direction and improve the odds of technical success, further increasing our customer value proposition, which we believe will result in additional demand.

Put simply: we believe that as the platform improves with scale, it drives more scale, which drives further platform improvements, and so on. We believe this positive feedback loop has the potential to drive compounding value creation in the future as every new program we add contributes to both near-term revenues and has the potential to add significant downstream economics.

Our business model mirrors the structure of our platform and we are compensated in two primary ways. First, we charge usage fees for Foundry services, in much the same way that cloud computing companies charge usage fees for utilization of computing capacity or contract research organizations charge for services. Additionally, we negotiate a value share with our customers (typically in the form of royalties, milestones, and/or equity interests) in order to align our economics with the success of the programs enabled by our platform. As we add new programs, our portfolio of programs with this “downstream” value potential grows.

With a mission to make biology easier to engineer, we have always recognized the imperative to invest in biosecurity as a key component of our platform. We care how our platform is used, and biosecurity is a necessary complement to synthetic biology that helps us ensure our cell programming work is conducted and deployed responsibly. The near-term growth of the biosecurity sector is highly dependent on domestic and international government initiatives and investment and Ginkgo has been supporting and engaging with domestic and international organizations and governments to help shape the understanding of a robust biosecurity program.

In the second quarter of 2020, in response to the COVID-19 pandemic, we launched our commercial offering of COVID-19 testing products and services for businesses, academic institutions, and other organizations in which we generate product and service revenue. Beginning in the first quarter of 2021, we launched our pooled testing initiative which focuses on providing end-to-end COVID-19 testing and reporting services to public health authorities. We are currently offering pooled testing and reporting services for K-12 schools across the United States, at airports through our partnership with XpresCheck and the CDC, as well as through other congregate settings such as our partnership with Eurofins. In the future, we believe that testing services may have a value proposition internationally and in other use cases including wastewater monitoring and air monitoring.

Prior to 2022, we operated as a single reportable segment. In the first quarter of 2022, we reorganized our operations into two operating and reportable segments: Foundry and Biosecurity. The reorganization reflects changes made to our internal management structure and how our chief operating decision makers evaluate operating results and make decisions on how to allocate resources. Our two operating and reportable segments are described below:

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Foundry consists of research and development services performed under collaboration and license agreements relating to our cell programming platform. Our cell programming platform includes two core assets: the Foundry, highly efficient biology lab facilities, enabled by investment in proprietary workflows, custom software, robotic automation, and data science and analytics, which is paired with our Codebase, a collection of biological “parts” and a database of biological data used to program cells. The Foundry segment includes costs incurred for the development, operation, expansion and enhancement of the Foundry and Codebase. Foundry revenue is derived from Foundry usage fees and downstream value share in the form of milestone payments, royalties or equity interests.

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Biosecurity consists of COVID-19 testing products and services primarily provided to public health authorities. Biosecurity revenue is derived from sales of test kits and testing and reporting services fees.

Generating Economic Value Through Cell Programs

Our cell programming platform is a key enabling technology and source of intellectual property for our customers’ products. We earn Foundry revenue for our R&D services as well as through a share of the value of products created using our platform.

We structure Foundry revenue to include some combination of the following:

•	Foundry usage fees in the form of:

•	upfront payments upon consummation of an agreement or other fixed payments that are generally recognized over our period of performance;

•	reimbursement for costs incurred for R&D services;

•	milestone payments upon the achievement of specified technical criteria;

plus,

•	downstream value share payments in the form of:

•	milestone payments upon the achievement of specified commercial criteria;

•	royalties on sales of products from or comprising engineered organisms;

•	royalties related to cost of goods sold reductions realized by our customers;

or,

•	downstream value share in the form of equity interests in our customer.

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downstream value share in the form of equity interest appreciation is not recognized as revenue but is expected to contribute to future cash flows upon liquidation, the amount and timing of which is inherently unpredictable.

Downstream value share arrangements which involve equity interests generally fall into two categories: Platform Ventures and Structured Partnerships.

Platform Ventures

Platform Ventures allow Ginkgo to partner with leading multinationals and financial investors to form new ventures in identified market segments with potential to benefit from synthetic biology. In exchange for an equity position in the venture, we contribute license rights to our proprietary cell programming technology and intellectual property, while our partners contribute relevant industry expertise, other resources and venture funding. We also provide R&D services for which we receive cash payments for our costs incurred, plus a margin. Platform Ventures include:

Joyn Bio, LLC

Founded in 2017, Joyn Bio, LLC was formed to focus on engineered microbes for use in agricultural applications. Along with certain of our investors, we formed Cooksonia, LLC which holds a 50% equity interest in Joyn. Bayer contributed cash of $80 million plus intellectual property and holds the remaining 50% equity interest in Joyn. We provided license rights to our intellectual property and platform at inception in return for our equity interest in Joyn, which was recorded at an initial fair value of $97.9 million. The carrying value of our equity method investment in Joyn was $1.3 million as of June 30, 2022. Ginkgo also entered into a Foundry Services Agreement (“Joyn FSA”) with Joyn under which we provide R&D services. Joyn paid us a total of $35.0 million in non-refundable prepayments for services to be provided under the Joyn FSA. In July 2022, we entered into an asset purchase agreement with Bayer to integrate certain of Joyn’s R&D platform assets. Please see “Pending Acquisition” below for additional discussion.

Motif FoodWorks, Inc.

Founded in 2018, Motif FoodWorks, Inc. was formed to focus on the application of synthetic biology to reduce the reliance on animal products in the food industry. We entered into an intellectual property contribution agreement that granted Motif rights to our intellectual property, subject to mutually agreed upon technical development plans. In return for our contribution of intellectual property and access to our platform, we received shares of common stock in Motif. The initial fair value of our common stock investment in Motif was $65.1 million which has subsequently been reduced to a carrying value of zero as a result of the allocation of losses under our accounting for equity method investments. Motif was capitalized through Series A preferred stock financings that raised approximately $119 million in gross proceeds from an investor group which included certain of our investors, Louis Dreyfus Company and Fonterra Co-operative Group Limited. In June 2021, Motif raised an additional $226 million through a Series B preferred stock financing. Ginkgo also entered into a Technical Development Agreement with Motif under which we provide R&D services in return for cash consideration on a cost-plus fixed margin basis. Motif launched its first product, HEMAMI, in 2021.

Allonnia, LLC

Founded in 2019, Allonnia was formed to focus on the application of synthetic biology in the waste bioremediation and biorecovery industries. We entered into an intellectual property contribution agreement that granted Allonnia rights to our intellectual property, subject to mutually agreed upon technical development plans. In return for our contribution of intellectual property and access to our platform, we received common units in Allonnia with a right to additional units subject to additional closings of Allonnia’s Series A preferred units. The initial fair value of our common units received in Allonnia was $24.5 million, subsequently increased by $12.7 million in 2021, all of which has been reduced to a carrying value of zero as a result of the allocation of losses under our accounting for equity method investments. Allonnia was capitalized through Series A preferred unit financings that raised approximately $52 million in gross proceeds from an investor group which included certain of our investors and Battelle Memorial Institute. Ginkgo also entered into a Technical Development Agreement with Allonnia under which we provide R&D services in return for cash consideration on a cost-plus fixed margin basis.

Arcaea, LLC (FKA Kalo Ingredients, LLC)

Founded in 2021, Arcaea, LLC (“Arcaea”) was formed to focus on the application of synthetic biology in the beauty and personal care products industry. In March 2021, we entered into an intellectual property contribution agreement that granted Arcaea rights to our intellectual property, subject to mutually agreed upon technical development plans. In return for our contribution of intellectual property and access to our platform, we received common units in Arcaea with a right to additional units subject to additional closings of Arcaea’s Series A preferred units. The initial fair value of our common units received in Arcaea was $11.9 million which has subsequently been reduced to a carrying value of zero as a result of the allocation of losses under our accounting for equity method investments. Arcaea was capitalized through a Series A preferred unit financing that raised approximately $77 million in gross proceeds from an investor group which included certain of our investors, CHANEL and Givaudan. Upon the closing of the Series A preferred unit financing in July 2021, we received an additional 5,229,900 common units in Arcaea. The fair value of our Arcaea common units received in July 2021 of $35.5 million has subsequently been reduced to a carrying value of zero as a result of the allocation of losses under our accounting for equity method investments. Ginkgo also entered into a Technical Development Agreement with Arcaea under which we provide R&D services in return for cash consideration on a cost-plus fixed margin basis.

Ayana Bio, LLC

Founded in September 2021, Ayana Bio, LLC (“Ayana”) was formed to identify and design new bioactive compounds for use as complementary medicine to support human health and wellness. Ayana was capitalized through a Series A funding that raised $30 million in gross proceeds from an investor group comprising certain of our investors. We hold an interest in 9,000,000 common units (representing 100% of common units at inception) of Ayana and have also provided Ayana with certain licenses to our intellectual property for use in the development or production of products that we have agreed to research and develop under technical development plans. We concluded that we hold a variable interest in and are the primary beneficiary of Ayana, and as a result, we have consolidated the financial statements of Ayana into our consolidated financial statements.

Verb Biotics, LLC

Founded in September 2021, Verb Biotics, LLC (“Verb”) was formed to identify and design new strains of probiotic bacteria with advanced properties for human nutrition, health, and wellness. Verb was capitalized through a Series A funding that raised $30 million in gross proceeds from an investor group comprising certain of our investors. We hold an interest in 9,000,000 common units (representing 100% of common units at inception) of Verb and have also provided Verb with certain licenses to our intellectual property for use in the development or production of products that we have agreed to research and develop under technical development plans. Prior to the first quarter of 2022, we consolidated Verb as a variable interest entity. In the first quarter of 2022, we deconsolidated Verb and began accounting for our retained investment in Verb as an equity method investment. The initial carrying value of the equity method investment in Verb was equal to the fair value of our retained interest of $15.9 million as of the deconsolidation date which has been subsequently reduced to a carrying value of zero due to a basis difference associated with in-process research and development identified as part of the initial accounting for the equity method investment.

BiomEdit, LLC

Founded in April 2022, BiomEdit, LLC (BiomEdit”) was formed to discover, design and develop novel probiotics, microbiome derived bioactives and engineered microbial medicines in the animal health industry. BiomEdit was capitalized through a Series A preferred unit financing that raised approximately $32.5 million in gross proceeds from an investor group which included one of our investors. In April 2022, we entered into an intellectual property contribution agreement that granted BiomEdit rights to our intellectual property, subject to mutually agreed upon technical development plans and, in return, we received 3.9 million voting common units in BiomEdit. In addition, Elanco also contributed intellectual property in exchange for 3.9 million non-voting common units in BiomEdit. The initial fair value of our common units received in BiomEdit was $8.9 million which has subsequently been reduced to a carrying value of $4.3 million as a result of the allocation of losses under our accounting for equity method investments. Ginkgo also entered into a Technical Development Agreement with BiomEdit under which we will provide R&D services in return for cash consideration on a fixed fee or cost-plus basis.

Structured Partnerships

Structured Partnerships allow Ginkgo to: (i) partner with early stage synthetic biology product companies to adopt our Foundry as their cell programming R&D platform, in which we offer flexible commercial terms on the Foundry usage fees including the ability to pay a portion or all of such upfront fees in the form of equity, in addition to downstream value share consideration (“Startup Structured Partnership”); and (ii) partner with existing entities with complementary assets for high potential synthetic biology applications in a large-scale, multi-program collaboration (“Legacy Structured Partnership”). In the three and six months ended June 30, 2022, we entered into five and seven, respectively, Startup Structured Partnerships, which provided for payments of Foundry usage fees with convertible financial instruments and equity securities in the aggregate amount of $18.1 million, which will be recognized as revenue over our period of performance. Prior to 2022, we entered into five Startup Structured Partnerships in which we received $16.5 million in upfront consideration in the form of equity interests that is recognized as revenue over our period of performance. Our Legacy Structured Partnerships are described below:

Genomatica, Inc.

Genomatica, Inc. is a biotechnology company specializing in the development and manufacturing of intermediate and specialty chemicals from both sugar and alternative feedstocks. In 2016 and 2018, we entered into separate preferred stock purchase agreements in which we offered cash and R&D services to Genomatica in exchange for its preferred shares. The initial cost of the investment in Genomatica’s preferred stock was $55.0 million. As of June 30, 2022, the carrying value of the investment is $44.9 million and reflects the historical cost less an impairment loss recognized in the second quarter of 2022.

Synlogic, Inc.

Synlogic is a publicly traded clinical-stage biopharmaceutical company focused on advancing drug discovery and development for synthetic biology-derived medicines. In 2019, we entered into several agreements with Synlogic whereby we purchased Synlogic common stock and warrants to purchase Synlogic common stock and agreed to provide R&D services to Synlogic. At inception, the fair value of Synlogic common stock and warrants was recorded at $35.8 million and $14.4 million, respectively. As of June 30, 2022, the fair value of Synlogic common stock and warrants was $7.3 million and $2.9 million, respectively.

See Notes 10, 11 and 20 to our audited consolidated financial statements and Notes 4, 5, 12 and 14 to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for further details of our investments in and the material terms of our agreements with our Platform Ventures and Structured Partnerships.

Key Business Metrics

A cell program (or “program”) is the work we do for our customers to enable their product(s) of interest. Programs are defined by a technical development plan. We generally exclude proof-of-concept projects and other exploratory work undertaken on a customer’s behalf from the program count. In the near-term, programs deliver multi-year revenue from platform usage fees. Over the long-term, program growth drives a physical infrastructure scale economic through our Foundry, a data and learning scale economic through our Codebase and accumulation of downstream value share. Our key business metrics comprise New Programs, Current Active Programs, and Cumulative Programs.

	Three Months Ended June 30,		Six Months Ended June 30,		LTM[1] June 30,	Years Ended December 31,
	2022	2021	2022	2021	2022	2021	2020
New Programs	13	7	24	11	44	31	18
Current Active Programs	73	46	77	51	88	71	49
Cumulative Programs	129	85	129	85	129	105	74

(1)	Last 12 months

New Programs

New Programs represent the number of unique programs commenced within the reporting period. As new programs have multi-year durations, we view this metric as an indication of future Foundry revenue growth.

Current Active Programs

Current Active Programs represent the number of unique programs for which we performed R&D services in the reporting period. We view this metric as an indication of current period and future Foundry revenue.

Cumulative Programs

Cumulative Programs represent the cumulative number of unique programs Ginkgo has commenced. We view this metric as an indication of our competitive advantage and as a leading indicator of the mid- to long-term potential economic value derived from downstream value share arrangements. The cumulative number of programs also contributes to Codebase, which accumulates with each additional program we conduct over time and drives better experimental direction and improves the odds of technical success in current and future programs.

We believe the preceding metrics are important to understand our current business. These metrics may change or be substituted for additional or different metrics as our business develops. For example, as our program mix changes, our data gathering abilities expand or our understanding of key business drivers develops, we anticipate updating these metrics or their definitions to reflect such changes.

Pending Acquisition

On July 24, 2022, we entered into an asset purchase agreement pursuant to which we will acquire certain assets and liabilities of Bayer, which are expected to expand our platform capabilities in agricultural biologicals. Under the asset purchase agreement, we will acquire Bayer’s 175,000-square-foot West Sacramento Biologics Research & Development site, team, and internal discovery and lead optimization platform as well as integrate certain R&D platform assets of Joyn, the joint-venture between our holding company Cooksonia and Bayer formed in 2017. As consideration for the assets acquired in the transaction and subject to the terms and conditions of the asset purchase agreement, we have agreed to pay approximately $83.0 million, which may be satisfied, at our discretion, in shares of Ginkgo Class A Common Stock and/or cash. The transaction is expected to close in the fourth quarter of 2022 subject to regulatory approvals and the satisfaction of customary closing conditions.

Business Combination

Old Ginkgo entered into a business combination agreement with Soaring Eagle Acquisition Corp., a special purpose acquisition company (“SRNG”), on May 11, 2021. On September 14, 2021, the SRNG shareholders approved and adopted the business combination agreement and the other proposals described in SRNG’s definitive proxy statement/prospectus included in SRNG’s registration statement on Form S-4 (File No. 333-256121), which was declared effective by the SEC on August 11, 2021. Upon the consummation of the business combination on September 16, 2021, SEAC Merger Sub Inc., a wholly owned subsidiary of SRNG (“SRNG Merger Sub”), merged with and into Old Ginkgo, the separate corporate existence of SRNG Merger Sub ceased, and Old Ginkgo survived the merger as a wholly owned subsidiary of SRNG, which was renamed “Ginkgo Bioworks Holdings, Inc” (the “SRNG Business Combination”).

The SRNG Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC 805, Business Combinations, SRNG was treated as the “acquired” company for accounting and financial reporting purposes. We were deemed the accounting predecessor of the combined business, and as the parent company of the combined business, are the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in future periodic reports filed with the SEC. The most significant change in our reported financial position and results of operations as a result of the SRNG Business Combination was a net increase in cash (as compared to our audited consolidated balance sheet as of December 31, 2020) of $1,509.6 million, including $760.0 million in proceeds from investments by certain accredited investors for 76,000,000 shares of Ginkgo Class A Common Stock (the “SRNG PIPE Investment”) that was consummated substantially simultaneously with the closing of the SRNG Business Combination. The transaction costs for the Business Combination totaled $108.1 million.

As the successor to an SEC-registered and publicly-listed company, we hired additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We incurred additional expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal and administrative resources.

Modification of Equity Awards in Connection with the SRNG Business Combination

Prior to the SRNG Business Combination, Old Ginkgo’s restricted stock units (the “Old Ginkgo RSUs”) were granted with both a service-based vesting condition and a performance-based vesting condition. Old Ginkgo historically did not recognize any stock-based compensation expense associated with these awards as the achievement of the performance condition required a change in control or an initial public offering (both as defined in the underlying award agreement) which was deemed not probable of occurring. The SRNG Business Combination did not meet the performance condition required for vesting of the Old Ginkgo RSUs.

On November 17, 2021, the Ginkgo Board modified the vesting terms of RSUs to allow 10% of the Ginkgo RSUs that met the service condition as of the closing of the SRNG Business Combination (the “10% RSUs”) to vest with respect to the performance condition, effective as of November 19, 2021, the date on which the Form S-8 registration statement covering such shares became effective. The remaining Ginkgo RSUs vested in full with respect to the performance condition on or before March 15, 2022. The change to the vesting terms was accounted for as a modification and resulted in approximately $533.2 million and $1,115.0 million of stock-based compensation expense recognized in the three and six months ended June 30, 2022, respectively, and $1,492.2 million of incremental stock-based compensation expense in the fourth quarter of 2021. The 10% RSUs representing approximately 5.7 million shares were settled in cash for a total cash payment of $76.5 million equal to the fair value of the stock on the Form S-8 effective date. Stock-based compensation expense also included $60.8 million and $129.1 million in the three and six months ended June 30, 2022, respectively, and $173.5 million in the fourth quarter of 2021, related to Ginkgo RSU earnout shares which were subject to the same performance condition as the underlying Ginkgo RSUs, in addition to achieving certain target stock price thresholds. The first target stock price of $12.50 per share was achieved on November 15, 2021.

Components of Results of Operations

Revenue

Foundry Revenue

We generate Foundry revenue through the execution of license and collaboration agreements whereby customers obtain license rights to our proprietary technology and intellectual property for use in the development and commercialization of engineered organisms and derived products. Under these agreements, we typically provide R&D services for cell programming with the goal of producing an engineered cell that meets a mutually agreed specification. Our customers obtain license rights to the output of our services, which are primarily the optimized strains or cell lines, in order to manufacture and commercialize products derived from that licensed strain or cell line. Generally, the terms of these agreements provide that we receive some combination of: (1) Foundry usage fees in the form of (i) upfront payments upon consummation of the agreement or other fixed payments, (ii) reimbursement for costs incurred for R&D services and (iii) milestone payments upon the achievement of specified technical criteria, plus (2) downstream value share payments in the form of (i) milestone payments upon the achievement of specified commercial criteria, (ii) royalties on sales of products from or comprising engineered organisms arising from the collaboration or licensing agreement and (iii) royalties related to cost of goods sold reductions realized by our customers. For the three and six months ended June 30, 2022 and 2021 and the years ended December 31, 2021 and 2020, royalties did not comprise a material amount of our revenue.

Foundry revenue includes transactions with Platform Ventures as well as Structured Partnerships where, as part of these transactions, we received an equity interest in such entities. Specifically related to the Platform Ventures, in these transactions, we received upfront non-cash consideration in the form of common equity interests in these entities, while the Platform Ventures each received cash equity investments from strategic partners and financial investors. We view the upfront non-cash consideration as prepayments for licenses which will be granted in the future as we complete mutually agreed upon technical development plans. In these instances, we also receive cash payments for our costs incurred for the R&D services performed by us, plus a margin. We are not compensated through additional milestone or royalty payments under these arrangements. Our transactions with Genomatica and Synlogic included the purchase of equity securities and the provision of R&D services. Our transactions with Startup Structured Partnerships included the provision of R&D services in exchange for equity interests or financial instruments that are convertible into equity and other downstream value share consideration. As we perform R&D services under the mutually agreed upon development plans, we recognize a reduction in the prefunded obligation based on costs incurred, plus margin basis. These arrangements are further described in Notes 10,11, 20 and 24 to our audited consolidated financial statements and Notes 4, 5, 12, and 14 to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

Downstream value share in the form of equity interest appreciation is not recognized as revenue but is expected to contribute to future cash flows upon liquidation, the amount and timing of which is inherently unpredictable. Equity investees are accounted for as equity method investments, cost method investments or carried at fair value.

Biosecurity Revenue

In the second quarter of 2020, in response to the COVID-19 pandemic, we launched our commercial offering of COVID-19 testing products and services for businesses, academic institutions, and other organizations in which we generate product and service revenue. We generate product revenue through the sale of LFA diagnostic test kits, PCR sample collection kits and pooled test kits, all of which we sell to our customers on a standalone basis. We generate service revenue primarily through the sale of our end-to-end COVID-19 testing services which consist of multiple promised goods and services including sample collection kits, physician authorizations, onsite test administration, outsourced laboratory PCR analysis, and access to results reported through a web-based portal.

Generally, the terms of these agreements provide that we are entitled to compensation: (i) upon delivery of diagnostic test kits when no service is provided and (ii) when services are included, upon the reporting of results to the customer.

Beginning in the first quarter of 2021, we launched our pooled testing initiative which focuses on providing end-to-end COVID-19 testing and reporting services to public health authorities. We are currently offering pooled testing and reporting services for K-12 schools across the United States, at airports through our partnership with XpresCheck and the CDC, as well as through other congregate settings such as our partnership with Eurofins and Quest Laboratories in the state of Texas. In the future, we believe that testing services may have a value proposition internationally and in other use cases including wastewater monitoring and air monitoring. The amount and components of Biosecurity revenue are dependent on the demand for COVID-19 testing products and services which is uncertain for the remainder of 2022 and beyond and is subject to seasonality as the demand for COVID-19 testing in schools is diminished during summer vacations and other school breaks.

Costs and Operating Expenses

Cost of Biosecurity Product Revenue

Cost of Biosecurity product revenue consists of costs associated with the sale of diagnostic and sample collection test kits which includes costs incurred to purchase test kits from third parties.

Cost of Biosecurity Service Revenue

Cost of Biosecurity service revenue consists of costs associated with the provision of our end-to-end COVID-19 testing services, which includes costs incurred to provide sample collection kits, physician authorizations, onsite test administration, outsourced laboratory PCR analysis, access to results reported through our proprietary web-based portal and reporting of results to public health authorities.

Research and Development Expenses

The nature of our business, and primary focus of our activities, generates a significant amount of R&D expenses. R&D expenses represent costs incurred by us for the following:

•	development, operation, expansion and enhancement of our Foundry and Codebase; and

•	development of new offerings, such as Biosecurity.

The activities above incur the following expenses:

•	laboratory supplies, consumables and related services provided under agreements with third parties and in-licensing arrangements;

•	personnel compensation and benefits; and

•	rent, facilities, depreciation, software, professional fees and other direct and allocated overhead expenses.

We expense R&D costs as incurred. As we grow our active programs and customer base and invest in our Foundry and Codebase, we anticipate that our R&D expenses will continue to increase. The nature, timing, and estimated costs required to support our growth will be dependent on advances in technology, our ability to attract new customers and the rate of market penetration within our existing customer industries.

In the first half of 2022, R&D expenses included a significant charge for stock-based compensation expense as a result of the modification of vesting terms of RSUs and the vesting of certain earnout shares (as further described above in “Modification of Equity Awards in Connection with the SRNG Business Combination”).

General and Administrative Expenses

General and administrative (“G&A”) expenses consist primarily of costs for personnel in executive, business development, finance, human resources, legal and other corporate administrative functions. G&A expenses also include legal fees incurred relating to corporate, intellectual property and patent matters, professional fees incurred for accounting, auditing, tax and administrative consulting services, insurance costs, and facility-related costs not otherwise included in R&D expenses.

We expect our G&A expenses will continue to increase as we pursue organic and inorganic growth initiatives. The increases will likely relate to additional personnel, system costs and increased costs related to business development, finance and legal matters, along with increased expenses related to operating as a publicly traded company, such as fees related to audit, legal and tax services, regulatory compliance programs and investor relations.

In the first half of 2022, G&A expenses included a significant charge for stock-based compensation expense as a result of the modification of vesting terms of RSUs and the vesting of certain earnout shares (as further described above in “Modification of Equity Awards in Connection with the SRNG Business Combination”).

Interest Income (Expense), Net

Interest income (expense), net primarily consists of interest earned on our cash and cash equivalents offset by interest expense related to our lease financing obligation.

Loss on Equity Method Investments

Loss on equity method investments includes our share of losses from certain of our equity method investments under the hypothetical liquidation at book value (“HLBV”) method.

(Loss) Gain on Investments

(Loss) gain on investments includes the change in fair value of our marketable equity securities in publicly-traded companies and an impairment loss recognized on non-marketable equity securities in privately held companies.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities includes the change in fair value of private placement warrants (“Private Placement Warrants”) and publicly-traded warrants (“Public Warrants”), which are classified as liabilities and were assumed as part of the SRNG Business Combination.

Gain on Deconsolidation of Subsidiary

Gain on deconsolidation of subsidiary relates to our deconsolidation of Verb, a variable interest entity, in the first quarter of 2022. The deconsolidation resulted in the removal of Verb’s assets, liabilities and non-controlling interest balances from our balance sheet and the recognition of our retained interest in Verb measured at fair value as of the deconsolidation date.

Other (Expense) Income, Net

Other (expense) income, net primarily consists of change in fair value of our convertible notes with Access Bio, Inc. (“Access Bio”) and promissory note with Glycosyn which we have elected to account for under the fair value option, income generated from achieving miltestones under our agreement with the National Institutes of Health (“NIH”) and sublease rent income.

Provision for Income Taxes

Income taxes are recorded in accordance with ASC 740, Income Taxes, which provides for deferred taxes using an asset and liability approach. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of the available evidence, it is more likely than not that some or all the deferred tax assets will not be realized. For all periods presented, we have recorded a valuation allowance against the deferred tax assets that are not expected to be realized.

We account for uncertain tax positions using a more-likely-than-not threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors, including, but not limited to, changes in the law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position.

Income taxes are determined at the applicable tax rates adjusted for non-deductible expenses, R&D tax credits and other permanent differences. Our income tax provision may be significantly affected by changes to our estimates.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2022 and 2021

The following table summarizes our consolidated statements of operations for each period presented:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2022	2021	Change	2022	2021	Change
Foundry revenue	$44,242	$21,592	$22,650	$65,730	$44,096	$21,634
Biosecurity revenue:
Product	3,887	355	3,532	17,834	6,130	11,704
Service	96,489	21,689	74,800	229,459	37,507	191,952

Total revenue	144,618	43,636	100,982	313,023	87,733	225,290

Costs and operating expenses:
Cost of Biosecurity product revenue	2,444	1,820	624	10,539	11,755	(1,216)
Cost of Biosecurity service revenue	61,467	15,290	46,177	138,804	29,055	109,749
Research and development(1)	289,188	52,031	237,157	611,908	111,616	500,292
General and administrative(1)	438,427	34,440	403,987	873,195	52,367	820,828

Total operating expenses	791,526	103,581	687,945	1,634,446	204,793	1,429,653

Loss from operations	(646,908)	(59,945)	(586,963)	(1,321,423)	(117,060)	(1,204,363)
Other (expense) income:
Interest income (expense), net	1,674	(478)	2,152	1,277	(953)	2,230
Loss on equity method investments	(10,166)	(4,346)	(5,820)	(31,053)	(32,970)	1,917
(Loss) gain on investments	(38,673)	2,755	(41,428)	(38,223)	15,377	(53,600)
Change in fair value of warrant liabilities	23,509	—	23,509	108,544	—	108,544
Gain on deconsolidation of subsidiary	—	—	—	15,900	—	15,900
Other (expense) income, net	(51)	7,119	(7,170)	1,586	5,774	(4,188)

Total other (expense) income, net	(23,707)	5,050	(28,757)	58,031	(12,772)	70,803

Loss before income taxes	(670,615)	(54,895)	(615,720)	(1,263,392)	(129,832)	(1,133,560)
Income tax benefit	(45)	(431)	386	(229)	(590)	361

Net loss	(670,570)	(54,464)	(616,106)	(1,263,163)	(129,242)	(1,133,921)
Net loss attributable to non-controlling interest	(1,745)	(523)	(1,222)	(3,833)	(1,732)	(2,101)

Net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders	$(668,825)	$(53,941)	$(614,884)	$(1,259,330)	$(127,510)	$(1,131,820)

(1)

In the first half of 2022, R&D and G&A expenses included a significant charge to stock-based compensation expense as a result of the modification of the vesting terms of RSUs and all related earnout shares (as further described above in “Modification of Equity Awards in Connection with the SRNG Business Combination”). Total stock-based compensation expense, inclusive of $0.8 million and

$7.0 million in employer payroll taxes for the three and six months ended June 30, 2022, respectively, was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Research and development	$217,291	$22	$483,631	$40
General and administrative	389,979	14,497	782,674	14,597

Total	$607,270	$14,519	$1,266,305	$14,637

Foundry Revenue

Foundry revenue increased $22.7 million and $21.6 million in the three and six months ended June 30, 2022 compared to the same periods in 2021. The increase was primarily attributable to progress of Current Active Programs with existing and new customers, including a downstream value share payment related to the achievement of a commercial milestone in the second quarter of 2022. Additionally, revenue increased due to the launch of New Programs and was partially offset by the completion of certain programs. Programs typically require a ramp-up period and/or the achievement of technical and/or commercial milestones before contributing in a meaningful way to revenue.

The total number of Current Active Programs increased from 46 to 73 in the three months ended June 30, 2021 and 2022, respectively. In the second quarter of 2022, 13 New Programs commenced compared to 7 New Programs in the comparable prior year period. Cumulative Programs increased from 85 to 129 in the three months ended June 30, 2021 and 2022, respectively. The number of active customers increased from 22 to 36 in the three months ended June 30, 2021 and 2022, respectively.

The total number of Current Active Programs increased from 51 to 77 in the six months ended June 30, 2021 and 2022, respectively. In the first half of 2022, 24 New Programs commenced compared to 11 New Programs in the comparable prior year period. Cumulative Programs increased from 85 to 129 in the six months ended June 30, 2021 and 2022, respectively. The number of active customers increased from 24 to 37 in the six months ended June 30, 2021 and 2022, respectively.

While the majority of Foundry revenue today is made up of Foundry usage fees, as we increase Cumulative Programs and to the extent our customers successfully commercialize products built on our platform, downstream value share is expected to comprise a larger proportion of Foundry revenue. Downstream value share in the form of equity interest appreciation is not recognized as revenue but is expected to contribute to future cash flows upon liquidation, the amount and timing of which is inherently unpredictable.

Biosecurity Revenue

Biosecurity revenue increased $78.3 million in the three months ended June 30, 2022 compared to the same period in 2021 and was comprised of an increase in product revenue of $3.5 million and an increase in service revenue of $74.8 million.

Biosecurity revenue increased $203.7 million in the six months ended June 30, 2022 compared to the same period in 2021 and was comprised of an increase in product revenue of $11.7 million and an increase in service revenue of $192.0 million.

The amount and components of Biosecurity revenue are dependent on the demand for COVID-19 testing products and services which is uncertain in 2022 and beyond.

Cost of Biosecurity Product and Service Revenue

Cost of Biosecurity product and service revenue increased $46.8 million and $108.5 million in the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021.

The increase was driven by increased demand for our COVID-19 testing products and services.

Research and Development Expenses

Research and development expenses increased $237.2 million in the three months ended June 30, 2022 compared to the same period in 2021. The increase was attributable to increases in personnel-related compensation and benefits expense of $5.4 million, professional fees of $3.6 million, rent and facilities expense of $2.8 million, software and technology expense of $2.4 million, depreciation and amortization expense of $1.9 million, outside services expense of $1.7 million and lab supplies and other direct and allocated overhead expenses of $2.1 million. The remaining change was attributable to an increase in stock-based compensation expense of $217.3 million (inclusive of employer payroll taxes) primarily as a result of the modification of the vesting terms of RSUs and certain earnout shares in the fourth quarter of 2021 (as further described above in “Modification of Equity Awards in Connection with the SRNG Business Combination”).

Research and development expenses increased $500.3 million in the six months ended June 30, 2022 compared to the same period in 2021. The increase was attributable to increases in depreciation and amortization expense of $5.2 million, personnel-related compensation and benefits expense of $4.6 million, rent and facilities expense of $3.5 million, professional fees of $3.5 million, software and technology expense of $3.2 million, outside services expense of $2.3 million and non-capitalized equipment expense of $2.1 million, partially offset by a decrease in lab supplies of $7.5 million as a result of lower R&D expenses related to our Biosecurity offering and a decrease in other direct and allocated overhead expenses of $0.2 million. The remaining change was attributable to an increase in stock-based compensation expense of $483.6 million (inclusive of employer payroll taxes) primarily as a result of the modification of the vesting terms of RSUs and certain earnout shares in the fourth quarter of 2021 (as further described above in “Modification of Equity Awards in Connection with the SRNG Business Combination”).

General and Administrative Expenses

General and administrative expenses increased $404.0 million in the three months ended June 30, 2022 compared to the same period in 2021. The increase was attributable to increases in professional fees of $12.6 million primarily as a result of becoming a public company and supporting business scaling, personnel-related compensation and benefits expense of $8.3 million, insurance expense of $3.2 million, marketing expense of $2.1 million, travel and entertainment expense of $1.3 million and increases in software and information technology, depreciation, rent and facilities and other direct and allocated overhead expenses of $1.0 million. The remaining increase was attributable to stock-based compensation expense of $375.5 million (inclusive of employer payroll taxes) primarily as a result of the modification of the vesting terms of RSUs and certain earnout shares in the fourth quarter of 2021 (as further described above in “Modification of Equity Awards in Connection with the SRNG Business Combination”).

General and administrative expenses increased $820.8 million in the six months ended June 30, 2022 compared to the same period in 2021. The increase was attributable to increases in professional fees of $21.7 million primarily as a result of becoming a public company and supporting business scaling, personnel-related compensation and benefits expense of $15.7 million, insurance expense of $6.5 million, marketing expense of $2.6 million, software and technology expense of $2.1 million, travel and entertainment expense of $1.8 million, depreciation and amortization expense of $1.0 million, rent and facilities expense of $0.8 million and increases in business taxes and other direct and allocated overhead expenses of $0.5 million. The remaining increase was attributable to stock-based compensation expense of $768.1 million (inclusive of employer payroll taxes) primarily as a result of the modification of the vesting terms of RSUs and certain earnout shares in the fourth quarter of 2021 (as further described above in “Modification of Equity Awards in Connection with the SRNG Business Combination”).

Increases in general and administrative expenses not attributable to stock-based compensation expense supported the growth of Foundry and Biosecurity revenue, merger and acquisition activity and activities related to becoming a public company.

Interest Income (Expense), Net

Interest income (expense), net increased $2.2 million in the three and six months ended June 30, 2022 compared to the same periods in 2021. The increase was due to higher cash balances and increases in interest rates on cash held in money market accounts.

Loss on Equity Method Investments

Loss on equity method investments increased $5.8 million in the three months ended June 30, 2022 compared to the same period in 2021. The increase was primarily attributable to our equity method investments in BiomEdit and Joyn. The initial fair value of our common units received in BiomEdit of $8.9 million during the three months ended June 30, 2022 has been subsequently reduced to $4.3 million as a result of the application of the HLBV method. The loss on our equity method investment in Joyn increased from $4.3 million in the three months ended June 30, 2021 to $5.4 million in the three months ended June 30, 2022, representing our share of the investee’s losses under the HLBV method.

Loss on equity method investments decreased $1.9 million in the six months ended June 30, 2022 compared to the same period in 2021. The decrease was primarily attributable to our equity method investments in BiomEdit, Verb, Joyn, Arcaea and Allonnia. During the six months ended June 30, 2022, we recorded a $4.6 million loss on our equity method investment in BiomEdit as a result of the application of the HLBV method. Upon the deconsolidation of Verb in the first quarter of 2022, we recorded a $15.9 million loss on our retained investment in Verb due to a basis difference associated with in-process research and development identified as part of the initial accounting for the equity method investment. The loss on our equity method investment in Joyn increased from $8.4 million in the six months ended June 30, 2021 to $10.4 million in the six months ended June 30, 2022, representing our share of the investee’s losses under the HLBV method. The increase in losses related to BiomEdit, Verb and Joyn were offset by a decrease in losses related to Arcaea and Allonnia. The fair value of the additional equity we received in Arcaea of $11.9 million during the six months ended June 30, 2021 was reduced to zero during the period as a result of the application of the HLBV method. The fair value of the additional equity we received in Allonnia of $12.7 million during the six months ended June 30, 2021 was also reduced to zero during the period as a result of the application of the HLBV method.

Under the HLBV method, we absorb losses as a common unit holder prior to preferred unit holders due to a substantive profit-sharing agreement where the preferred unit holders receive preferential distribution rights. Because we have no commitment to fund the losses of Verb, Arcaea or Allonnia, no further losses on these equity method investments were recognized during the periods presented.

(Loss) Gain on Investments

(Loss) gain on investments decreased $41.4 million and $53.6 million in the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021. The decrease was driven by decreases in the stock prices of our marketable equity securities and a $10.1 million impairment loss recognized on our investment in Genomatica preferred stock during the second quarter of 2022.

Change in Fair Value of Warrant Liabilities

The change in fair value of warrant liabilities of $23.5 million and $108.5 million in the three and six months ended June 30, 2022, respectively, was due to a decrease in the estimated fair value of the Private Placement Warrants and a decrease in the quoted price of the Public Warrants primarily driven by a decrease in our stock price.

Gain on Deconsolidation of Subsidiary

Gain on deconsolidation of subsidiary relates to our deconsolidation of Verb and consisted of our $15.9 million retained interest in Verb measured at fair value as of the deconsolidation date.

Other (Expense) Income, Net

Other (expense) income, net decreased $7.2 million in the three months ended June 30, 2022 compared to the same period in 2021. The decrease was primarily attributable to a $7.3 million decrease in the change in fair value of the Access Bio Convertible Notes.

Other (expense) income, net decreased $4.2 million in the six months ended June 30, 2022 compared to the same period in 2021. The decrease was primarily attributable to a $4.7 million decrease in the change in fair value of the Access Bio Convertible Notes.

Comparison of the Years Ended December 31, 2021 and 2020

The following table summarizes our consolidated statements of operations for each period presented:

	Year Ended December 31,
(in thousands)	2021	2020	Change
Foundry revenue (related party revenue of $47,161 and $42,535 for the years ended 2021 and 2020, respectively)	$112,989	$59,221	$53,768
Biosecurity revenue:
Product	23,040	8,707	14,333
Service	177,808	8,729	169,079

Total revenue	313,837	76,657	237,180

Costs and operating expenses:
Cost of Biosecurity product revenue	20,017	6,705	13,312
Cost of Biosecurity service revenue	109,673	8,906	100,767
Research and development(1)	1,149,662	159,767	989,895
General and administrative(1)	862,952	38,306	824,646

Total operating expenses	2,142,304	213,684	1,928,620

Loss from operations	(1,828,467)	(137,027)	(1,691,440)
Other (expense) income:
Interest income	837	2,582	(1,745)
Interest expense	(2,373)	(2,385)	12
Loss on equity method investments	(77,284)	(396)	(76,888)
Loss on investments	(11,543)	(3,733)	(7,810)
Change in fair value of warrant liabilities	58,615	—	58,615
Gain on settlement of partnership agreement	23,826	8,286	15,540
Other (expense) income, net	(1,733)	7,839	(9,572)

	Year Ended December 31,
(in thousands)	2021	2020	Change
Total other (expense) income, net	(9,655)	12,193	(21,848)

Loss before income taxes	(1,838,122)	(124,834)	(1,713,288)
Income tax (benefit) provision	(1,480)	1,889	(3,369)

Net loss	(1,836,642)	(126,723)	(1,709,919)
Net loss attributable to non-controlling interest	(6,595)	(114)	(6,481)

Net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders	$(1,830,047)	$(126,609)	$(1,703,438)

(1)

In the fourth quarter of 2021, R&D and G&A expenses included a significant adjustment for stock-based compensation expense as a result of the modification of the vesting terms of RSUs and all related earnout shares (as further described above in “Modification of Equity Awards in Connection with Business Combination”). Total stock-based compensation expense inclusive of employer payroll taxes was allocated as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Research and development	$930,360	$79	$64
General and administrative	757,247	397	707

Total	$1,687,607	$476	$771

Foundry Revenue

Foundry revenue was $113.0 million for the year ended December 31, 2021 and $59.2 million for the year ended December 31, 2020. The increase of $53.8 million in Foundry revenue was primarily attributable to the progress of programs with existing and new customers, including downstream value share revenue related to the achievement of commercial milestones.

The total number of Current Active Programs increased from 49 in 2020 to 71 in 2021. In 2021, 31 New Programs were commenced. Cumulative Programs increased from 74 in 2020 to 105 in 2021. The number of customers increased from 22 in 2020 to 33 in 2021.

While the majority of Foundry revenue today is made up of Foundry usage fees, as we increase Cumulative Programs and to the extent our customers successfully commercialize products built on our platform, downstream value share is expected to comprise a larger proportion of Foundry revenue. Downstream value share in the form of equity interest appreciation is not recognized as revenue but is expected to contribute to future cash flows upon liquidation, the amount and timing of which is inherently unpredictable.

Biosecurity Revenue

Biosecurity revenue was $200.8 million for the year ended December 31, 2021 and $17.4 million for the year ended December 31, 2020. The increase of $183.4 million in Biosecurity revenue was comprised of an increase in product revenue of $14.3 million and an increase in service revenue of $169.1 million.

The amount and components of Biosecurity revenue are dependent on the demand for COVID-19 testing products and services which is uncertain in 2022 and beyond.

Cost of Biosecurity Product and Service Revenue

Cost of Biosecurity product and service revenue was $129.7 million for the year ended December 31, 2021 and $15.6 million for the year ended December 31, 2020. The increase of $114.1 million was driven by the increase in the demand for our COVID-19 testing products and services.

Research and Development Expenses

Research and development expenses were $1,149.7 million for the year ended December 31, 2021 and $159.8 million for the year ended December 31, 2020. The increase of $989.9 million was primarily attributable to increases in stock-based compensation expense of $930.3 million (inclusive of employer payroll taxes) as a result of the modification of the vesting terms of RSUs and certain earnout shares in the fourth quarter of 2021 (as further described above in “Modification of Equity Awards in Connection with Business Combination”), personnel-related compensation and benefits expense of $22.6 million, rent and facilities expense of $11.8 million, and professional fees of $6.0 million. The remaining increase was attributable to depreciation and amortization expense of $14.9 million and other direct and allocated overhead expenses. Increases in research and development expenses not attributable to stock-based compensation expense supported the Foundry operations, enhancements of Foundry and Codebase, and development of our Biosecurity offering.

General and Administrative Expenses

General and administrative expenses were $863.0 million for the year ended December 31, 2021 and $38.3 million for the year ended December 31, 2020. The increase of $824.6 million was primarily attributable to increases in stock-based compensation expense of $756.9 million (inclusive of employer payroll taxes) as a result of the modification of the vesting terms of RSUs and certain earnout shares in the fourth quarter of 2021 (as further described above in “Modification of Equity Awards in Connection with Business Combination”), personnel-related compensation and benefits expense of $23.5 million, professional fees of $19.9 million, software and technology expense of $7.2 million, rent and facilities expense of $4.2 million, insurance expense of $3.5 million and marketing expense of $2.7 million. The remaining increase was attributable to business taxes and other direct and allocated overhead expenses. Increases in general and administrative expenses not attributable to stock-based compensation expense supported the growth of Foundry and Biosecurity revenue and activities related to public company readiness.

Interest Income (Expense), Net

Interest income was $0.8 million and $2.6 million for the years ended December 31, 2021 and 2020, respectively. The decrease of $1.8 million was primarily due to a decrease in interest rates on our cash held in money market accounts.

Interest expense was $2.4 million for each of the years ended December 31, 2021 and 2020 and was related to our lease financing obligation.

Loss on Equity Method Investments

Loss on equity method investments was $77.3 million and $0.4 million for the years ended December 31, 2021 and 2020, respectively. The increase of $76.9 million was attributable to our equity method investments in Joyn, Allonnia and Arcaea. The fair value of the initial equity we received in Arcaea of $47.4 million during the year ended December 31, 2021 was reduced to zero during the period as a result of the application of the HLBV method. The fair value of the additional equity we received in Allonnia of $12.7 million during the year ended December 31, 2021 was also reduced to zero during the period as a result of the application of the HLBV method. Under the HLBV method, we absorb losses as a common unit holder prior to preferred unit holders due to a substantive profit-sharing agreement where the preferred unit holders receive preferential distribution rights.

Because we have no commitment to fund the losses of Arcaea or Allonnia, no further losses on these equity method investments were recognized during the year ended December 31, 2021. The loss on our equity method investment in Joyn increased from $0.4 million to $17.2 million during the years ended December 31, 2020 and 2021, respectively, representing our share of the investee’s losses under the HLBV method.

Loss on Investments

Loss on investments was $11.5 million and $3.7 million for the years ended December 31, 2021 and 2020, respectively. The change of $7.8 million was attributable to fluctuations in the stock price of our shares of Synlogic and Cronos common stock and warrants to purchase Synlogic common stock.

Change in Fair Value of Warrant Liabilities

The change in fair value of warrant liabilities of $58.6 million for the year ended December 31, 2021 was due to a decrease in the estimated fair value of the Private Placement Warrants and a decrease in the quoted price of the Public Warrants.

Gain on Settlement of Partnership Agreement

Gain on settlement of partnership agreement was $23.8 million and $8.3 million for the years ended December 31, 2021 and 2020, respectively. The increase of $15.5 million was due to Amyris making a prepayment in 2021 in full settlement of all amounts due under the partnership agreement.

Other (Expense) Income, Net

Other (expense) income, net was $(1.7) million and $7.8 million for the years ended December 31, 2021 and 2020, respectively. The decrease of $9.5 million was primarily attributable to a $6.6 million decrease in payments received from the NIH, a $4.5 million change in fair value of the Access Bio convertible notes and Glycosyn promissory note, partially offset by net increase in other miscellaneous income.

Non-GAAP Information

In addition to our results determined in accordance with GAAP, we believe that EBITDA and Adjusted EBITDA, each non-GAAP financial measures, are useful in evaluating our operational performance. We use this non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance.

We define EBITDA as net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders before the impact of interest income, interest expense, provision for income taxes and depreciation and amortization.

We define Adjusted EBITDA as EBITDA adjusted for stock-based compensation expense, gain or loss on equity method investments, gain or loss on investments, change in fair value of warrant liabilities, gain on deconsolidation of subsidiary, acquired in-process research and development in connection with asset acquisitions, and other income and expenses. In the second quarter of 2022, we redefined Adjusted EBITDA to exclude transaction and integration costs associated with planned, completed or terminated mergers and acquisitions and have recast our previous first quarter 2022 Adjusted EBITDA calculation to exclude these costs and conform to the new presentation. We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends because it eliminates the effect of financing activities, investing activities, and certain non-cash charges and other items. Adjusted EBITDA includes non-cash adjustments such as stock-based compensation, gain or loss on equity method investments, and gain or loss on changes in fair value of our investments, warrant liabilities, loans receivable and contingent consideration liability. Adjusted EBITDA also considers cash components which are not part of our ongoing operating results such as gains related to settlement payments and transaction and integration costs incurred in connection with mergers and acquisitions.

We believe Adjusted EBITDA, although not a replacement for financial performance measures reported under GAAP, provides investors with a means to compare our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating EBITDA and Adjusted EBITDA we may generate future income or incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by future income or future expenses similar to those excluded when calculating these measures. Our computation of these measures, especially Adjusted EBITDA, may not be comparable to other similarly titled measures computed by other companies because not all companies calculate these measures in the same way. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by primarily relying on our GAAP results supplemented by EBITDA and Adjusted EBITDA. You should review the reconciliation of net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders to EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2022 and 2021, respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2022	2021	2022	2021
Net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders	$(668,825)	$(53,941)	$(1,259,330)	$(127,510)
Interest (income) expense, net	(1,674)	478	(1,277)	953
Income tax benefit	(45)	(431)	(229)	(590)
Depreciation and amortization	9,608	7,165	19,096	12,794

EBITDA	(660,936)	(46,729)	(1,241,740)	(114,353)
Stock-based compensation(1)	607,270	14,519	1,266,305	14,637
Loss on equity method investments(2)	9,952	3,823	30,216	31,238
Loss (gain) on investments	38,673	(2,755)	38,223	(15,377)
Change in fair value of warrant liabilities	(23,509)	—	(108,544)	—
Gain on deconsolidation of subsidiary	—	—	(15,900)	—
Merger and acquisition related expenses(3)	2,716	—	6,562	—
In process research and development(4)	1,605	—	1,605	—
Other(5)	906	(6,406)	332	(4,831)

Adjusted EBITDA	$(23,323)	$(37,548)	$(22,941)	$(88,686)

(1)	For the three and six months ended June 30, 2022, includes employer payroll taxes of $0.8 million and $7.0 million, respectively.
(2)	Represents losses on equity method investments under the HLBV method, net of losses attributable to non-controlling interests.
(3)

Represents transaction and integration costs directly related to mergers and acquisitions including (i) due diligence, legal and other professional fees associated with acquisitions and (ii) the fair value adjustments to contingent consideration liabilities resulting from acquisitions. In the second quarter of 2022, we redefined Adjusted EBITDA to exclude the impact of merger and acquisition related expenses. We elected to recast our previous first quarter 2022 Adjusted EBITDA calculation to exclude these costs and conform to the new presentation.

(4)	Represents acquired intangible assets expensed to research and development associated with an asset acquisition.
(5)

For the three and six months ended June 30, 2022, includes change in fair value of Access Bio Convertible Notes. For the three and six months ended June 30, 2021, includes change in fair value of Access Bio Convertible Notes and gain related to a settlement payment from Amyris.

The following table reconciles net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders to EBITDA and Adjusted EBITDA for the years ended December 31, 2021 and 2020, respectively:

	Year Ended December 31,
(in thousands)	2021	2020
Net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders	$(1,830,047)	$(126,609)
Interest income	(837)	(2,582)
Interest expense	2,373	2,385
Income tax (benefit) provision	(1,480)	1,889
Depreciation and amortization	29,076	13,864

EBITDA	(1,800,915)	(111,053)
Stock-based compensation(1)	1,687,607	476
Loss on equity method investments(2)	74,445	282
Loss on investments(3)	11,543	3,733
Change in fair value of warrant liabilities	(58,615)	—
Gain on settlement of partnership agreement	(23,826)	(8,286)
Other(4)	3,712	(6,574)

Adjusted EBITDA	$(106,049)	$(121,422)

(1)	For the year ended December 31, 2021, includes $5.0 million in employer payroll taxes related to stock-based compensation.
(2)

For the years ended December 31, 2021 and 2020, represents losses on equity method investments under the HLBV method of $77.3 million and $0.4 million, respectively, net of losses attributable to non-controlling interests.

(3)	Includes loss on the change in fair value of our common stock investments in Synlogic and Cronos and warrants to purchase Synlogic common stock, which are all carried at fair value.
(4)

For the year ended December 31, 2021, includes $3.7 million in mark-to-market adjustments on Access Bio convertible notes and the Glycosyn Promissory Note. For the year ended December 31, 2020, includes $6.6 million received from the NIH.

Liquidity and Capital Resources

Sources of Liquidity

Prior to the SRNG Business Combination, our sources of liquidity have been predominantly cash flows from equity offerings, convertible notes offerings, payments received for R&D services under license and collaboration arrangements including those received on an upfront basis and upon accomplishment of milestones, payments received from Biosecurity product sales and services, and government grants. Upon the closing of the SRNG Business Combination, we received net proceeds totaling approximately $1,509.6 million, inclusive of $760.0 million from the SRNG PIPE Investment. As of June 30, 2022, we had cash and cash equivalents of $1,377.2 million which we believe will be sufficient to enable us to fund our projected operations through at least the next 12 months from the date of filing of this proxy statement/prospectus.

Material Cash Requirements

We anticipate that our expenditures will increase significantly in connection with our ongoing activities, as we:

•	continue our R&D activities under existing and new programs and further invest in our Foundry and Codebase;

•	hire additional personnel and secure facilities to support our expanding R&D efforts;

•	develop and expand our offerings, including Biosecurity;

•	upgrade and expand our operational, financial and management systems and support our operations;

•	acquire and integrate companies, assets or intellectual property that advance our company objectives;

•	maintain, expand, and protect our intellectual property; and

•	incur additional costs associated with operating as a public company.

Other than as described below, during the first six months of 2022, there were no significant changes to our material cash requirements, including contractual and other obligations, as compared to the material cash requirements disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Ginkgo’s Annual Report on Form 10-K for the year ending December 31, 2021.

Purchase Obligations

In March 2022, we entered into a four-year noncancelable supply agreement for the purchase of diverse products including synthetic DNA. Under the agreement, we are obligated to spend a minimum of $58.0 million over the four-year term, with approximately $10.8 million payable in the next 12 months.

We also have a noncancelable purchase obligation with a supplier under which we are obligated to pay at least $109.0 million, and up to $150.0 million, over a seven-year term ending in 2026 for minimum purchases of certain equipment, associated consumables and other goods and services. The purchase obligation includes variable license fees and milestone payments of up to $11.5 million upon achievement of development and regulatory milestones. As of December 31, 2021, we had approximately $86.5 million remaining under the purchase obligation, with approximately $13 million payable within 12 months. Additionally, we have minimum purchase volume commitments with certain suppliers.

Operating Leases

We have various noncancelable operating leases for office and laboratory space that begin to expire on dates ranging from 2030 through 2036. As of December 31, 2021, we have minimum rental commitments under noncancelable operating leases of $20.6 million in 2022 and $664.8 million thereafter. In June 2022, we entered into an amendment to our headquarters lease in Boston, Massachusetts, which is expected to increase our total base rent payments by approximately $23.1 million over the life of the lease beginning in April 2023 through January 2036, with approximately $0.4 million due in the next twelve months.

Capital Expenditures

We anticipate our cumulative spending on capital expenditures to be in the range of $115 million over the next twelve months as of December 31, 2021, subject to management’s ongoing reassessment, to support our commercial plan as we strategically invest in capacity and technology to deliver new cell programs.

Cash Flows

The following table provides information regarding our cash flows for each period presented:

	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2022	2021	2021	2020
Net cash (used in) provided by:
Operating activities	$(119,195)	$(83,042)	$(253,818)	$(135,830)
Investing activities	(50,648)	(46,977)	(73,257)	(67,121)
Financing activities	(2,146)	(2,556)	1,534,145	90,318
Effect of exchange rate changes	(104)	—	(19)	—

Net increase (decrease) in cash, cash equivalents and restricted cash	$(172,093)	$(132,575)	$1,207,051	$(112,633)

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 consisted of net loss of $1,263.2 million, adjusted for net change in operating assets and liabilities of $63.1 million and non-cash charges of $1,207.1 million. The net change in operating assets and liabilities was primarily due to a $38.6 million increase in accounts receivable driven by an increase in Biosecurity revenue, a $4.7 million increase in inventory from increased purchases of LFA and pooled test kits in response to higher demand, a $12.8 million decrease in accrued expenses and other current liabilities, a $19.7 million decrease in deferred revenue, a $4.0 million decrease in other non-current liabilities, partially offset by a $10.7 million increase in accounts payable and a $5.0 million decrease in prepaid expenses and other current assets. Non-cash charges primarily consisted of $19.1 million in depreciation and amortization expense, $1,259.3 million in stock-based compensation expense, $31.1 million loss on equity method investments, $38.2 million loss on investments, partially offset by $18.1 million of non-cash equity consideration received from a customer upon achievement of a milestone, $108.5 million gain on the change in fair value of warrant liabilities and $15.9 million gain on the deconsolidation of Verb.

Net cash used in operating activities for the six months ended June 30, 2021 consisted of net loss of $129.2 million, adjusted for net change in operating assets and liabilities of $5.6 million and non-cash charges of $40.6 million. The net change in operating assets and liabilities was primarily due to a $4.9 million decrease in prepaid expenses and other current assets and a $19.1 million increase in accrued expenses and other current liabilities, partially offset by a $6.5 million increase in accounts receivable, a $7.3 million decrease in accounts payable and a $6.1 million decrease in deferred revenue. Non-cash charges primarily consisted of $12.8 million in depreciation and amortization expense, $14.6 million in stock-based compensation expense, $33.0 million loss on equity method investments, partially offset by a $15.4 million gain on investments and a $4.4 million gain on the change in fair value of loans receivable.

Net cash used in operating activities for the year ended December 31, 2021 consisted of net loss of $1,836.6 million, adjusted for net change in operating assets and liabilities of $61.5 million and non-cash charges of $1,644.4 million. The net change in operating assets and liabilities was primarily due to an increase in accounts receivable of $114.1 million driven by an increase in biosecurity revenue and a decrease in deferred revenue of $10.5 million, partially offset by an increase in accrued expenses and other current liabilities of $44.8 million primarily due to biosecurity revenue accruals, an increase in deferred rent of $6.0 million as a result of entering into new leases and expanding the terms of existing leases and an increase in other non-current liabilities of $18.6 million primarily due to a $20.0 million customer deposit liability. Non-cash adjustments primarily consisted of depreciation and amortization of $29.1 million, stock-based compensation expense of $1,606.0 million, loss on equity method investments of $77.3 million and loss on investments of $11.5 million, partially offset by gain on change in fair value of warrant liabilities of $58.6 million and non-cash equity consideration of $24.2 million from milestones associated with a customer collaboration arrangement.

Net cash used in operating activities for the year ended December 31, 2020 consisted of net loss of $126.7 million and a net change in operating assets and liabilities of $26.5 million, offset by non-cash adjustments of $17.4 million. The net change in operating assets and liabilities was primarily due to a decrease in current and non-current deferred revenue of $19.4 million, an increase in accounts receivable and accounts receivable from related parties of $14.2 million and an increase in prepaid expenses and other current assets of $11.4 million, partially offset by an increase in accounts payable of $7.0 million and an increase in accrued expenses and other current liabilities of $8.7 million. Non-cash adjustments primarily consisted of depreciation and amortization of $13.9 million, loss on equity method investments of $0.4 million and loss on investments of $3.7 million, partially offset by changes in the fair value of loans receivable of $1.1 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 primarily consisted of purchases of property and equipment of $13.2 million associated with Foundry capacity and capability investments, purchase of marketable equity securities of $3.7 million, relinquishment of $28.8 million in cash upon the deconsolidation of Verb, a $6.5 million convertible note financing provided to Joyn and $1.4 million of cash acquired in acquisition.

Net cash used in investing activities for the six months ended June 30, 2021 primarily consisted of purchases of property and equipment of $46.0 million associated with Foundry capacity and capability investments.

Net cash used in investing activities for the year ended December 31, 2021 primarily consisted of purchases of property and equipment of $56.5 million associated with Foundry capacity and capability investments, purchase of non-marketable equity securities of $5.0 million and acquisition of Dutch DNA for $12.0 million.

Net cash used in investing activities for the year ended December 31, 2020 primarily consisted of purchases of property and equipment of $57.8 million, including costs associated with Foundry capacity and capability investments and purchase of Access Bio’s convertible notes of $10.0 million.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2022 primarily consisted of principal payments on capital leases and lease financing obligation, tax withholding payments related to net share settlement of equity awards and payment of contingent consideration related to a business acquisition.

Net cash used in financing activities for the six months ended June 30, 2021 primarily consisted of principal payments on capital leases and lease financing obligation and payments of deferred offering costs.

Net cash provided by financing activities for the year ended December 31, 2021 primarily consisted of net proceeds received from the Business Combination of $1,509.6 million, non-controlling interest contributions of $59.9 million related to our consolidated variable interest entities (“VIEs”), Ayana and Verb, partially offset by repurchases of common stock from our founders of $25.0 million and tax withholding payments related to net share settlement of equity awards of $9.5 million.

Net cash provided by financing activities for the year ended December 31, 2020 primarily consisted of the net proceeds from the issuance of our Series E convertible preferred stock.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates, if any, are reflected in our consolidated financial statements prospectively from the date of change in estimates.

While our significant accounting policies are described in more detail in Note 2 to our audited annual consolidated financial statements appearing elsewhere in this proxy statement/prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.

Revenue Recognition

We account for revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, we recognize revenue when the customer obtains control of the promised goods or services, at an amount that reflects the consideration we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer, (ii) identify the promises and distinct performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligations.

Foundry Revenue

We generate license and service revenue through the execution of license and collaboration agreements whereby customers obtain license rights to our proprietary technology and intellectual property for use in the research, development and commercialization of engineered organisms and derived products. Under these agreements, we typically provide R&D services, which includes the provision of a license to our intellectual property. Additionally, the customer obtains license rights to the output of our services in order to commercialize the resulting output of such services. Generally, the terms of these agreements provide that we receive some combination of: (1) Foundry usage fees in the form of (i) upfront payments upon consummation of the agreement or other fixed payments, (ii) reimbursement for costs incurred for R&D services and (iii) milestone payments upon the achievement of specified technical criteria, plus (2) downstream value share payments in the form of (i) milestone payments upon the achievement of specified commercial criteria, (ii) royalties on sales of products from or comprising engineered organisms arising from the collaboration or licensing agreement and (iii) royalties related to cost of goods sold reductions realized by our customers.

Our collaboration and licensing agreements often contain multiple promises, including (i) licenses and assignments of intellectual property and materials and (ii) R&D services, and we determine whether each of the promises is a distinct performance obligation based on the nature of each agreement. As we are generally performing R&D services that are highly integrated and interrelated to the licenses and assignments of intellectual property and materials, the promises are generally inseparable. As such, we typically combine the R&D services, licenses, and assignments into a single performance obligation. However, for certain agreements, we only grant licenses or effects such transfers and assignments upon the successful completion of the R&D services or delivery of a developed product. For these agreements, we typically consider (i) the R&D services and (ii) the licenses, transfers, and assignments as distinct performance obligations, as each is transferred separately and has a separately identifiable benefit. Options to acquire additional goods and services are evaluated to determine if such options provide a material right to the counterparty that it would not have received without entering into the contract. If so, the option is accounted for as a separate performance obligation. If not, the option is considered a marketing offer which is accounted for as a separate contract upon the counterparty’s election.

At contract inception, we determine the transaction price, including fixed consideration and any estimated amounts of variable consideration. Any upfront cash payment received upon consummation of the agreement is fixed and generally nonrefundable. Variable consideration is subject to a constraint, and amounts are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration may include reimbursement for costs incurred for our R&D efforts, milestone payments upon the achievement of certain technical and commercial criteria, and royalties on sales of products from or comprising engineered organisms arising from the agreement. With respect to the R&D reimbursements and milestone payments, we use the most likely amount method to estimate variable consideration. With respect to agreements that include royalties on sales or other contingent payments based on sales, we apply the royalty recognition constraint which requires a constraint until the royalty or value-sharing transaction occurs. Certain agreements contain payment in the form of equity or other non-cash consideration. Any non-cash consideration is measured at the fair value of the non-cash consideration at contract inception.

For agreements with promises that are combined into a single performance obligation, the entire transaction price is allocated to the single performance obligation. For agreements with multiple performance obligations, the transaction price is allocated to the performance obligations using the relative standalone selling price methodology. For agreements featuring variable consideration, we allocate variable consideration to one or more, but not all, performance obligations if certain conditions are met. Specifically, we assess whether the variable consideration relates solely to our efforts to satisfy the performance obligation and whether allocating such variable consideration entirely to the performance obligation is consistent with the overall allocation objective. If these conditions are not met, we allocate the variable consideration based on the relative standalone selling price methodology. The key assumptions utilized in determining the standalone selling price for each performance obligation include development timelines, estimated R&D costs, commercial markets, likelihood of exercise (in the case of options considered to be material rights), and probabilities of success.

For agreements where the licenses or assignments are considered separate performance obligations or represent the only performance obligation, we recognize revenue at the point in time that we effectively grant the license as the licenses or assignments represent functional intellectual property. For agreements where the licenses and the R&D services represent a combined performance obligation, we recognize revenue over the period of performance using a measure of progress based on costs incurred to date as compared to total estimated costs.

We evaluate our measure of progress to recognize revenue at each reporting period and, as necessary, adjust the measure of progress and related revenue recognition. Our measure of progress and revenue recognition involves significant judgment and assumptions, including, but not limited to, estimated costs and timelines to complete our performance obligations. We evaluate contract modifications and amendments to determine whether any changes should be accounted for prospectively or on a cumulative catch-up basis. We utilize the right to invoice practical expedient when we have a right to consideration in an amount that corresponds directly with the value of our performance to date.

Royalties are recognized as revenue when sales have occurred as we apply the sales or usage-based royalties recognition constraint. We have determined the application of this exception is appropriate because the license granted in the agreement is the predominant item to which the royalties relate.

As we receive upfront payments for technical services under certain of our arrangements, we evaluate whether any significant financing components exist given the term over which the fees will be earned may exceed one year. Based on the nature of our agreements, there are no significant financing components as the purpose of the upfront payment is not to provide financing, but rather to secure technical services, exclusivity rights, and Foundry capacity, or the timing of transfer of those goods or services is at the discretion of the customer.

Deferred revenue represents consideration received by us in excess of revenue recognized and primarily results from transactions where we receive upfront payments and non-cash equity consideration. In instances where we have received consideration in advance for an undefined number of technical development plans (“TDPs”) under our customer agreements, we record the advance payments as deferred revenue, net of current portion on our consolidated balance sheets. Upon the execution of a specific TDP, we reclassify the estimated consideration to be earned under that TDP within the next twelve months as current deferred revenue. We also classify unexercised material rights related to future TDPs as deferred revenue, net of current portion on our consolidated balance sheets. When a TDP is executed, and the material right is exercised, the amount allocated to the material right, which will be earned within the next twelve months, is reclassified to current deferred revenue. All other deferred revenue is classified as current or non-current based on the timing of when we expect to earn the underlying revenue based upon the projected progress of activities under the TDP.

Variable Interest Entities

We evaluate our variable interests in variable interest entities (“VIEs”) and consolidate VIEs when we are the primary beneficiary. We determine whether we are the primary beneficiary of each VIE based on our assessment of whether we possess both (i) the power to direct the activities that most significantly affect the VIE’s economic performance and (ii) the obligation to absorb losses that could be significant to the VIE or the right to receive benefits that could be significant to the VIE. We reevaluate the accounting for our VIEs upon the occurrence of events that could change the primary beneficiary conclusion. With respect to our investments in Motif, Allonnia, Genomatica and Arcaea, we have concluded these entities represent variable interest entities. However, although we hold board representation and are involved in the ongoing development activities of the entities via participation on joint steering committees, we have concluded that we are not the primary beneficiary of these entities. We have reached this conclusion due to the fact that: (i) we do not control the board of directors of Motif, Allonnia, Genomatica or Arcaea and no voting or consent agreements exist between ourselves and other members of each respective board of directors or other investors, (ii) the holders of preferred security interests in Motif, Allonnia, Genomatica and Arcaea hold certain rights that require their consent prior to the taking of certain actions, which include certain significant operating and financing decisions and (iii) our representation on the joint steering committee of each respective entity does not give us control over the development activities of either Motif, Allonnia, Genomatica or Arcaea as all votes must pass by consensus and there are no agreements in place that would require either entity to vote in alignment with ourselves. As our involvement in Motif, Allonnia, Genomatica and Arcaea does not give us the power to control the decisions with respect to the development or other activities, which are the most significant activities of Motif, Allonnia, Genomatica or Arcaea, we have accordingly concluded that we are not the primary beneficiary. Additionally, with respect to Cooksonia’s investment in Joyn, as Cooksonia does not control Joyn’s board of directors, it does not have the power to control the decisions related to the development activities of Joyn, which are the most significant activities of Joyn. Accordingly, Cooksonia is not the primary beneficiary of Joyn.

With respect to Cooksonia, we have concluded that we hold a variable interest in this entity through our equity interest and we are the primary beneficiary of Cooksonia as we control the most significant activities of Cooksonia. These conclusions were based on the fact that: (i) we control 100% of the board of directors of Cooksonia and (ii) we hold a controlling financial interest in Cooksonia. Due to the fact that we are the primary beneficiary of Cooksonia, we have consolidated the financial statements of Cooksonia in accordance with ASC 810, Consolidation (“ASC 810”), into our consolidated financial statements and have recognized a non-controlling interest associated with the minority equity interest held by other investors of Cooksonia.

With respect to Ayana and Verb, as of December 31, 2021, we concluded that we held a variable interest in and was the primary beneficiary of Ayana and Verb as we controlled the most significant activities of these entities. These conclusions were reached because, as of the primary beneficiary assessment dates in 2021, for both Verb and Ayana: (i) we have substantive control of the board of directors; (ii) all capital contributions were made by related parties of Ginkgo; and (iii) Ginkgo or its related parties comprise the entirety of the joint steering committee, the governing body which holds significant oversight with respect to the entities’ research and development programs. As a result of being the primary beneficiary of Ayana and Verb, we have consolidated the financial statements of these entities into our condensed consolidated financial statements and have recognized a non-controlling interest associated with the minority equity interest held by other investors.

As of June 30, 2022, there has been no change in the consolidation status of Cooksonia and Ayana. During the first quarter of 2022, Verb hired a new chief executive officer who was not an affiliate, related party or agent of Ginkgo. The chief executive officer was also appointed to Verb’s joint steering committee and board of directors. As a result, we concluded we no longer had substantive control of the board of directors or the joint steering committee. Accordingly, we concluded that we were no longer the primary beneficiary of Verb as we no longer controlled the most significant activities of the entity. As a result of this change in the primary beneficiary determination, we deconsolidated the entity in the first quarter of 2022.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value.

Determination of Fair Value of Non-cash Consideration in Platform Ventures

The fair value of non-cash consideration received in relation to our Platform Ventures is in return for the license rights conveyed to the counterparty. We value the non-cash consideration, which is generally common stock or common units, at inception of the agreements using an option pricing method (“OPM”). The OPM used a back-solve methodology to infer the total equity value based on the pricing of the preferred financing round associated with the formation of the respective Platform Ventures, which was contemporaneous with the intellectual property agreements that conveyed our license rights to such Platform Ventures.

Determination of Fair Value of Loans Receivable

We have elected the fair value option under ASC 825, Financial Instruments (“ASC 825”), to account for our loans receivable. We use various valuation techniques to fair value our loans receivable, which are dependent on the terms of the underlying agreements, and record the gains or loss arising from the change in fair value as a component of other (expense) income, net in our consolidated statements of operations and comprehensive loss. Our loans receivable balance primarily consists of our revolving promissory note with Glycosyn and a series of convertible notes with Access Bio. We used a probability-weighted discounted cash flow valuation approach to value our revolving promissory note with Glycosyn. Under this approach, the present value of the expected cash flows was calculated under various settlement scenarios and then weighted based on the probability of each scenario. A discount rate was also applied. Both the probability and timing of each scenario and discount rate represented significant inputs used in valuing the revolving promissory note. We used a binomial lattice model to determine the fair value of the Access Bio Convertible Notes as of June 30, 2022 and December 31, 2021. Significant inputs under the binomial lattice model included equity volatility, time to maturity, risk-free rate, risk-adjusted rate and dividend yield. We used a Monte-Carlo simulation model to determine the fair value of the Access Bio Convertible notes as of December 31, 2020. Under the Monte-Carlo simulation model, the future stock price of Access Bio was simulated over the term of the notes to assess the value of the settlement features which included conversion into stock at a discount determined under a reset provision tied to the stock price of Access Bio and redemption at maturity. Significant inputs used under the Monte-Carlo simulation model were the discount rate and equity volatility. Refer to Notes 2, 5 and 6 to our consolidated financial statements and Note 3 to our unaudited condensed consolidated financial statements appearing elsewhere in this registration statement and prospectus for additional details.

Business Combinations

We account for business combinations using the acquisition method of accounting. We recognize the identifiable assets acquired and liabilities assumed at their acquisition-date fair values and recognize any excess of the total consideration paid over the fair value of the identifiable net assets as goodwill. Significant management judgments and assumptions are required in determining the fair value of acquired assets and liabilities assumed, particularly intangible assets and their estimated useful lives and the value of contingent consideration payable. As a result, we obtain the assistance of third-party valuation specialists in estimating fair value of intangible assets and contingent consideration payable. Significant estimates in valuing intangible assets include, but are not limited to, the expected costs to reproduce an asset, useful lives and discount rates. Significant estimates in valuing earnout provisions related to contingent consideration payable include, among other factors, future revenue projection of the acquired business, probabilities of achieving certain technical and commercial milestones and appropriate discount rates used in computing present values. While management believes those expectations and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the estimates and assumptions.

Stock-Based Compensation

Stock-based compensation expense is measured based on grant-date fair values and is recognized over the requisite service period. For awards that vest solely based on a service condition, we recognize stock-based compensation expense on a straight-line basis over the requisite service period. For awards that vest based on performance and market conditions, we recognize compensation expense using the accelerated attribution method on a tranche-by-tranche basis. We estimate the grant date fair value of stock options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of certain assumptions, including fair value of common stock (for options granted prior to the Business Combination), expected term, expected volatility, risk-free interest rate and expected dividend yield. For awards with market conditions, we determine the grant date fair value using a Monte Carlo simulation model, which incorporates various assumptions including expected stock price volatility, risk-free interest rate, expected term, and expected dividend yield.

Following the Business Combination, the fair value of our common stock is based on the quoted market price on the NYSE. Prior to the Business Combination, the fair value of our common stock underlying our stock-based awards was determined considering our most recently available third-party valuations of common stock and our assessment of additional objective and subjective factors. These judgments and estimates included: (i) a discount for lack of marketability; (ii) external market data; (iii) historical activity by us in selling equity to outside investors; (iv) our stage of development; (v) rights and preferences of our equity securities that rank senior to common stock; and (vi) the likelihood of the various scenarios, among others. Changes to these assumptions could result in different fair values of common stock.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, the fair value of our stock-based awards could be materially different.

JOBS Act and Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. As an emerging growth company (“EGC”) under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation and less extensive disclosure about our executive compensation arrangements. Additionally, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of the extended transition period and, therefore, while we are an EGC we will not be subject to new or revised accounting standards while they become applicable to other public companies that are not EGCs, unless we choose to early adopt a new or revised accounting standard.

We will remain classified as an EGC until the earlier of: (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of completion of the IPO of SRNG, (iii) the date on which we have issued more than $1.0 billion of non-convertible debt instruments during the previous three fiscal years or (iv) the date on which we are deemed a “large accelerated filer” under the rules of the SEC.

Recently Issued Accounting Pronouncements

See Note 2, “Summary of Significant Accounting Policies,” to our audited consolidated financial statements and Note 1, “Basis of Presentation and Summary of Significant Accounting Policies,” to our unaudited condensed consolidated financial statements contained elsewhere in this proxy statement/prospectus for a discussion of recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Fluctuation Risk

We are exposed to market risk related to changes in interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are invested in short-term U.S. Treasury and government obligations. However, because of the short-term nature of the instruments in our portfolio, an immediate change in market interest rates of 100 basis points would not have a material impact on the fair market value of our cash and cash equivalents or on our financial position or results of operations.

Foreign Currency Fluctuation Risk

We are subject to foreign currency exchange risk from the translation of the financial statements of our foreign subsidiaries, whose financial condition and results of operations are reported in their local currencies and then translated into U.S. dollars at the applicable currency exchange rate for inclusion in our consolidated financial statements. Foreign currency translation adjustments were $1.7 million for the year ended December 31, 2021, and $3.1 million and $3.8 million for the three and six months ended June 30, 2022, respectively. Additionally, we have contracted with and may continue to contract with foreign vendors.

Inflation Fluctuation Risk

Inflation generally affects us by increasing our cost of labor, laboratory supplies, consumables and equipment. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 21, 2021, 2020 and 2019 nor the three and six months ended June 30, 2022.

Market Information, Stockholders and Dividends of Ginkgo

Market Information

Ginkgo Class A Common Stock and the Public Warrants began trading on the NYSE upon consummation of the SRNG Business Combination under the symbols “DNA” and “DNA.WS,” respectively on September 17, 2021.

Holders of Record

As of June 30, 2022, there were approximately 241 holders of record of Ginkgo Class A Common Stock, 1 holder of record of the Public Warrants and 24 holders of record of the Private Placement Warrants.

Dividend Policy

Ginkgo has not paid any cash dividends on its Class A Common Stock to date. The payment of cash dividends in the future will be dependent upon Ginkgo’s revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of the Ginkgo Board at such time.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2021 regarding shares of Ginkgo Common Stock that may be issued under our equity compensation plans.

	Number of securities to be issued upon exercise of outstanding options and vesting of outstanding restricted stock units (#)		Weighted- average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders(1)	193,550,805	(2)	$0.05	200,569,979	(3)(4)
Equity compensation plans not approved by security holders	—		—	—

Total	193,550,805		$0.05	200,569,979

(1)	Includes the Ginkgo 2021 Plan.
(2)

Includes 25,228,853 shares of Ginkgo Common Stock issuable upon the exercise of outstanding stock options and 168,321,952 shares of Ginkgo Common Stock issuable upon settlement of outstanding restricted stock units.

(3)	As of December 31, 2021, there were 200,569,979 shares available for grant under the Ginkgo 2021 Plan.
(4)

The Ginkgo 2021 Plan provides that the number of shares of Ginkgo Common Stock reserved and available for issuance under the Ginkgo 2021 Plan shall be cumulatively increased on January 1 of each year. The number of shares of Ginkgo Common Stock increased each year will be equal to the lesser of: (i) 4% of the number of shares of Ginkgo Common Stock issued and outstanding on the immediately preceding December 31 or (ii) such lesser amount as determined by the Ginkgo Board.

Recent Sales of Unregistered Securities

On April 1, 2022, we issued a total of 5,749,957 shares of Ginkgo Class A Common Stock to FGen, valued at approximately $20.9 million, as consideration in connection with the acquisition of the outstanding equity interests of FGen, in a private transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act.

On June 9, 2022, we issued a total of 388,649 shares of Ginkgo Class A Common Stock to the former noteholders of Bitome, valued at approximately $1.2 million as consideration in connection with the acquisition of substantially all assets of Bitome, in a private transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act.

On August 17, 2022, we issued a total of 2,587,819 shares of Ginkgo Class A Common Stock to Baktus, Inc. (“Baktus”), valued at approximately $9.1 million, as consideration in connection with the acquisition of certain assets of Baktus, in a private transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act.

Issuer Purchases of Equity Securities

The following table sets forth information with respect to shares of Ginkgo Class A Common Stock and Ginkgo Class B Common Stock purchased by Ginkgo during the periods indicated:

	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2021 - October 31, 2021	—	—	—	—
November 1, 2021 - November 30, 2021	2,520,826	$13.45	—	—
December 1, 2021 - December 31, 2021	23,924	$11.39	—	—

(1)	Consists of shares surrendered to us in connection with our payment of the tax withholding obligations upon vesting of restricted stock awards.

Management of Ginkgo

Board of Directors and Management

The following is a list of Ginkgo’s directors and executive officers and their ages as of the date of this proxy statement/prospectus.

Name	Age	Position
Jason Kelly	41	Chief Executive Officer and Founder; Director
Reshma Shetty	42	President, Chief Operating Officer and Founder; Director
Mark Dmytruk	51	Chief Financial Officer
Arie Belldegrun	72	Director
Marijn Dekkers	64	Director
Kathy Hopinkah Hannan	61	Director
Christian Henry	54	Director
Reshma Kewalramani	49	Director
Shyam Sankar	40	Director
Harry E. Sloan	72	Director

Jason Kelly, one of our founders, is the Chief Executive Officer and a member of the Ginkgo Board. Dr. Kelly has served as a director of CM Life Sciences II Inc. (Nasdaq: CMII), a special purpose acquisition company (“SPAC”) with a focus on the life sciences sector, since its initial public offering in February 2021. Dr. Kelly has a Ph.D. in Biological Engineering and a B.S. in Chemical Engineering and Biology from the Massachusetts Institute of Technology. We believe that Dr. Kelly is qualified to serve on the Ginkgo Board as a founder and due to his knowledge of our company and our business.

Reshma Shetty, one of our founders, is the President and Chief Operating Officer and a member of the Ginkgo Board. Dr. Shetty currently serves on the Bio Advisory Group at the non-profit Nuclear Threat Initiative. Dr. Shetty has a Ph.D. in Biological Engineering from the Massachusetts Institute of Technology and a B.S. in Computer Science from the University of Utah. We believe that Dr. Shetty is qualified to serve on the Ginkgo Board as a founder and due to her knowledge of our company and our business.

Mark Dmytruk has served as our Chief Financial Officer since joining Ginkgo in 2020. From 2017 to 2020, Mr. Dmytruk served as Executive Vice President, Corporate Strategy and Development, for Syneos Health, a global CRO and contract commercial organization serving the biopharmaceutical industry. Syneos Health was formed through the merger of inVentiv Health and INC Research in 2017, and prior to the merger Mr. Dmytruk served at inVentiv Health as Chief of Staff from 2014 to 2017 and President, Patient Outcomes Division, from 2011 to 2014. Prior to inVentiv Health, Mr. Dmytruk served in a variety of roles at Thermo Fisher Scientific (and its predecessor, Fisher Scientific) from 2001 to 2011. As Vice President of Corporate Development, Mr. Dmytruk led the company’s M&A function, contributing to its industry-changing strategy and transformational growth. He also served as Vice President of Finance for the Athena Diagnostics business unit of Thermo Fisher Scientific prior to its sale to Quest Diagnostics. Mr. Dmytruk began his career at Ernst & Young in Canada. Mr. Dmytruk has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology and a Bachelor of Commerce from the University of Alberta.

Arie Belldegrun, M.D., is a member of the Ginkgo Board. Dr. Belldegrun is a leader in the field of cell and gene therapy. Dr. Belldegrun is a co-founder of Allogene Therapeutics, a public biopharmaceutical company, and has served as Executive Chairman of its board of directors since November 2017. From March 2014 until October 2017, Dr. Belldegrun served as the President and Chief Executive Officer of Kite Pharma, Inc. and as a member of its board of directors from June 2009 until October 2017. Dr. Belldegrun currently serves as Chairman of Bellco Capital LLC, a position he has held since 2004, Chairman of Kronos Bio, a position he has held since November 2017, Chairman of UroGen Pharma, Ltd., a position he has held since December 2012, as Chairman and Partner of Two River Group, a position he has held since June 2009, as co-Chairman of

Breakthrough Properties LLC and Breakthrough Services, L.L.C., a position he has held since April 2019, as a director of ByHeart, Inc., a position he has held since October 2019, and as a director of IconOVir Bio, Inc., a position he has held since June 2020. Dr. Belldegrun has also served as Senior Managing Director of Vida Ventures, LLC since November 2017. He is certified by the American Board of Urology and the American Association of Genitourinary Surgeons. Dr. Belldegrun is Research Professor, holds the Roy and Carol Doumani Chair in Urologic Oncology, and Director of the Institute of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles. Prior to joining UCLA in October of 1988, he was a research fellow at NCI/NIH in surgical oncology and immunotherapy from July 1985 to August 1988 under Dr. Steven Rosenberg. Dr. Belldegrun received his M.D. from the Hebrew University Hadassah Medical School in Jerusalem before completing his post graduate studies in Immunology at the Weizmann Institute of Science and his residency in Urologic Surgery at Harvard Medical School. We believe that Dr. Belldegrun is qualified to serve on the Ginkgo Board due to his extensive knowledge as a leader in the field of cell and gene therapy.

Marijn Dekkers is chairman of the Ginkgo Board. Dr. Dekkers is the founder and Chairman of Novalis LifeSciences LLC, an investment and advisory firm for the Life Science industry that he founded in 2017. Before that, from 2010 to 2016, Dr. Dekkers served as Chief Executive Officer of Bayer AG. Prior to his time at Bayer, from 2002 to 2009, he served as Chief Executive Officer of Thermo Fisher Scientific. Dr. Dekkers currently serves as a director on the boards of Quantum-SI, Inc. and Cerevel Therapeutics Holdings, Inc., as well as Georgetown University and the Foundation for the NIH. He is a former director of Unilever, General Electric and Biogen. Dr. Dekkers began his career in 1985 as a research scientist at General Electric’s Corporate R&D Center. Dr. Dekkers received his PhD and M.S. in chemical engineering from the University of Eindhoven and his B.S in chemistry from the Radboud University. We believe that Dr. Dekkers is qualified to serve on the Ginkgo Board due to his extensive knowledge of the life sciences industry, his familiarity with our company and his prior director service.

Kathy Hopinkah Hannan is a member of the Ginkgo Board. Dr. Hannan is a former Global Lead Partner, National Managing Partner and Vice Chair of KPMG, LLP, the U.S. member firm of the global audit, tax and advisory services firm KPMG International. Dr. Hannan has over 30 years of industry experience and held numerous leadership roles during her distinguished career with KPMG. From 2015 until her 2018 retirement, Dr. Hannan served as Global Lead Partner, Senior Advisor for KPMG’s Board Leadership Center and National Leader Total Impact Strategy. Dr. Hannan also served as the Midwest Area Managing Partner for KPMG’s Tax Services from 2004 to 2009. Subsequent to that role, from 2009 to 2015, Dr. Hannan served as the National Managing Partner of Diversity and Corporate Responsibility. While at KPMG, Dr. Hannan also founded the KPMG Women’s Advisory Board. In addition to her roles at KPMG, as a Native American Indian and member of the Ho-Chunk Nation Tribe, Dr. Hannan served on President George W. Bush’s National Advisory Council on Indian Education. She also served as a member of the Committee to establish the Board of Directors for the Ho-Chunk Tribe’s corporation under Section 17 of the Indian Reorganization Act. Currently, Dr. Hannan serves on the boards of directors of Annaly Capital Management, Inc. (NYSE: NLY), Otis Worldwide Corporation (NYSE: OTIS), and Carpenter Technology Corporation (NYSE: CRS), is Chair of the Board of Trustees and a member of the Executive Committee of the Smithsonian National Museum of the American Indian, is a Trustee of the Conference Board and is an active member of Women Corporate Directors. From 2014 to 2020, Dr. Hannan served as Chair of the Board & National President for Girl Scouts of the USA. Dr. Hannan received a Ph.D. in Leadership Studies from Benedictine University and a B.A. from Loras College. She is also a graduate of the Chicago Management Institute at the University of Chicago, Booth School of Business and the Institute of Comparative Political & Economic Systems at Georgetown University. In addition, Dr. Hannan has completed the Carnegie Mellon/NACD Cyber-Risk Oversight Program, the CERT Certificate in Cybersecurity Oversight, and the NACD Directorship Certification. We believe that Dr. Hannan is qualified to serve on the Ginkgo Board due to her business acumen and prior director experience.

Christian Henry is a member of the Ginkgo Board. Mr. Henry has served as President and Chief Executive Officer of Pacific Biosciences of California, Inc., a leading sequencing company, since September 2020. From 2005 to January 2017, Mr. Henry was a member of the executive team of Illumina, Inc., a global leader in sequencing. During this tenure at Illumina, he served in a number of roles, including Executive Vice President & Chief Commercial Officer, Senior Vice President of Genomic Solutions, Senior Vice President and General Manager of Life Sciences and Senior Vice President and Chief Financial Officer. Prior to joining Illumina in 2005, Mr. Henry served as the Chief Financial Officer of Tickets.com, Inc. from 2003 to 2005. From 1999 to 2003, Mr. Henry served as Vice President, Finance and Corporate Controller of Affymetrix, Inc. (acquired by Thermo Fisher Scientific in 2016). In 1997, Mr. Henry joined Nektar Therapeutics (formerly Inhale Therapeutic Systems, Inc.) as Corporate Controller, and later as its Chief Accounting Officer from 1997 to 1999. In 1996, Mr. Henry served as General Accounting Manager of Sugen, Inc. Mr. Henry began his career in 1992 at Ernst & Young LLP, where he was a Senior Accountant through 1996. Mr. Henry currently serves as a director and Chairman of the board of WAVE Life Sciences Ltd., and as a director of CM Life Sciences Holdings III LLC. Mr. Henry previously served as Chairman of the board of Pacific Biosciences from August 2018 to September 2020. Mr. Henry holds a B.A. in biochemistry and cell biology from the University of California, San Diego and an M.B.A., with a concentration in finance, from the University of California, Irvine. We believe that Mr. Henry is qualified to serve on the Ginkgo Board due to his over 20 years of experience in growing companies in the life sciences industry.

Reshma Kewalramani is a member of the Ginkgo Board. Dr. Kewalramani has been the Chief Executive Officer and President of Vertex Pharmaceuticals Inc. since April 2020 and a member of Vertex’s Board of Directors since February 2020. Dr. Kewalramani was Vertex’s Executive Vice President and Chief Medical Officer from April 2018 through April 2020. She was Vertex’s Senior Vice President, Late Development from February 2017 until March 2018. From August 2004 to January 2017, she served in roles of increasing responsibility at Amgen Inc., most recently as Vice President, Global Clinical Development, Nephrology & Metabolic Therapeutic Area and as Vice President, U.S. Medical Organization. From 2014 through 2019, Dr. Kewalramani was the industry representative to the FDA’s Endocrine and Metabolic Drug Advisory Committee. She completed her internship and residency in Internal Medicine at the Massachusetts General Hospital and her fellowship in Nephrology at the Massachusetts General Hospital and Brigham and Women’s Hospital combined program. Dr. Kewalramani holds a B.A. from Boston University and an M.D. from Boston University School of Medicine. Dr. Kewalramani also completed the General Management Program at Harvard Business School and is an alumnus of the school. We believe that Dr. Kewalramani is qualified to serve on the Ginkgo Board due to her extensive experience serving in senior roles at various pharmaceutical companies.

Shyam Sankar is a member of the Ginkgo Board. Mr. Sankar is the Chief Operating Officer and Executive Vice President at Palantir Technologies Inc., where he has worked in various positions since 2006. Prior to his time at Palantir, Mr. Sankar served as the Vice President of Network Management and Director of Business Development for Xoom Corporation. Mr. Sankar has a deep operational background overseeing the development of complex technology from near inception to massive scale. Mr. Sankar received his M.S. in management science and engineering from Stanford University and his B.S. in electrical and computer engineering from Cornell University. We believe that Mr. Sankar is qualified to serve on the Ginkgo Board due to his business acumen, leadership experience, and operational background, having overseen the development and expansion of a software company from its near inception through its public listing.

Harry E. Sloan is a founder, public company CEO and a leading investor in the media, entertainment and technology industries. Mr. Sloan is the Chairman and CEO of Eagle Equity Partners II, LLC. Under Mr. Sloan’s leadership, the company has acquired and taken public, through SPACs, several digital media companies including, during 2020, DraftKings and mobile gaming company Skillz. Mr. Sloan has been at the forefront and evolution of the video gaming industry as one of the founding investors and a Board Member of Zenimax/Bethesda Game Studios, the award-winning studio acquired by Microsoft in March 2021. Mr. Sloan co-founded SRNG, which raised $1.725 billion in its initial public offering in February 2021 and three months later announced a merger with Boston-based Ginkgo Bioworks Inc. in a deal valued at $17.5 billion. In January 2022, Mr. Sloan and his partners launched SRNG. With a closing of its initial public offering of 75,000,000 units, at a price of $10 per unit, SRNG is the largest initial public offering of a public acquisition vehicle since March 2021. Mr. Sloan has served as a director of Skillz, Inc. since December 2020 and DraftKings Inc. since April 2020. He was a director of SRNG. from October 2020 until September 2021, Flying Eagle Acquisition Corp. from March 2020 until December 2020, Diamond Eagle Acquisition Corp. from May 2019 until April 2020, and Videocon d2h Limited from May 2016 until April 2018. We believe that Mr. Sloan is qualified to serve on the Ginkgo Board due to his public company experience, business leadership, and operational experience.

Corporate Governance

Ginkgo structures its corporate governance in a manner that it believes closely aligns its interests with those of its stockholders. Notable features of this corporate governance include:

•

Ginkgo has independent director representation on its audit, compensation and nominating and corporate governance committees, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors;

•	at least one of its directors qualifies as an “audit committee financial expert” as defined by the SEC; and

•

it implements a range of other corporate governance practices, including notifications around proposed membership on outside boards to prevent conflicts of interest and implementing a director orientation and continuing education program.

Role of the Ginkgo Board in Risk Oversight

The Ginkgo Board has extensive involvement in the oversight of risk management related to Ginkgo and its business and will accomplish this oversight through the regular reporting to the board of directors by the audit committee. The audit committee will represent the Ginkgo Board by periodically reviewing Ginkgo’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of Ginkgo’s business and summarize for the Ginkgo Board all areas of risk and the appropriate mitigating factors. In addition, the Ginkgo Board will receive periodic detailed operating performance reviews from management.

Composition of the Ginkgo Board

Ginkgo’s business and affairs are managed under the direction of the Ginkgo Board. Under the Ginkgo Charter, the Ginkgo Board is declassified and all of Ginkgo’s directors are elected each year for one-year terms.

Board Committees

The standing committees of the Ginkgo Board consist of an audit committee, a compensation committee and a nominating and corporate governance committee. The Ginkgo Board may from time to time establish other committees. Ginkgo’s chief executive officer, its president and chief operating officer, and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Audit Committee

Ginkgo has an audit committee, consisting of Christian Henry, who serves as the chairperson, Harry Sloan, and Shyam Sankar. Each of Messrs. Henry, Sankar and Sloan qualify as an independent director under the NYSE corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act. The Ginkgo Board has determined that Mr. Henry qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of NYSE.

The purpose of the audit committee is to prepare the audit committee report required by the SEC to be included in Ginkgo’s proxy statement and to assist the Ginkgo Board in overseeing and monitoring (i) the quality and integrity of the financial statements, (ii) compliance with legal and regulatory requirements, (iii) Ginkgo’s independent registered public accounting firm’s qualifications and independence, (iv) the performance of Ginkgo’s internal audit function and (v) the performance of Ginkgo’s independent registered public accounting firm.

The Ginkgo Board has adopted a written charter for the audit committee, which is available on Ginkgo’s website.

Compensation Committee

Ginkgo has a compensation committee, consisting of Shyam Sankar, who serves as the chairperson, Arie Belldegrun and Christian Henry.

The purpose of the compensation committee is to assist the Ginkgo Board in discharging its responsibilities relating to (i) setting Ginkgo’s compensation program and compensation of its executive officers and directors, (ii) monitoring Ginkgo’s incentive and equity-based compensation plans and (iii) preparing the compensation committee report required to be included in Ginkgo’s proxy statement under the rules and regulations of the SEC.

The Ginkgo Board has adopted a written charter for the compensation committee, which is available on Ginkgo’s website.

Nominating and Corporate Governance Committee

Ginkgo has a nominating and corporate governance committee, consisting of Reshma Kewalramani and Shyam Sankar. Dr. Kewalramani serves as the chairperson. The purpose of the nominating and corporate governance committee is to assist the Ginkgo Board in discharging its responsibilities relating to (i) identifying individuals qualified to become new Ginkgo Board members, consistent with criteria approved by the Ginkgo Board, (ii) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the Ginkgo Board select, the director nominees for the next annual meeting of shareholders, (iii) identifying Ginkgo Board members qualified to fill vacancies on any Ginkgo Board committee and recommending that the Ginkgo Board appoint the identified member or members to the applicable committee, (iv) reviewing and recommending to the Ginkgo Board corporate governance principles applicable to Ginkgo, (v) overseeing the evaluation of the Ginkgo Board and management and (vi) handling such other matters that are specifically delegated to the committee by the Ginkgo Board from time to time.

The Ginkgo Board has adopted a written charter for the nominating and corporate governance committee, which is available on Ginkgo’s website.

Code of Business Conduct

Ginkgo has adopted a code of business conduct and ethics that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which is available on Ginkgo’s website. Ginkgo’s code of business conduct and ethics is a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that Ginkgo’s website address is provided as an inactive textual reference only. Ginkgo will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was at any time during fiscal year 2021, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a member of the Ginkgo Board or member of our compensation committee.

Independence of the Board of Directors

NYSE rules generally require that independent directors must comprise a majority of a listed company’s board of directors. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, we have determined that each of Arie Belldegrun, Kathy Hopinkah Hannan, Christian Henry, Reshma Kewalramani, Shyam Sankar and Harry Sloan, representing a majority of Ginkgo’s directors, are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE.

Executive and Director Compensation of Ginkgo

This section discusses the material components of the executive compensation program for Ginkgo’s executive officers who are named in the “2021 Summary Compensation Table” below. As an emerging growth company, Ginkgo complies with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for Ginkgo’s principal executive officer and Ginkgo’s two most highly compensated executive officers other than its principal executive officer. These three officers are referred to as Ginkgo’s named executive officers.

In 2021, Ginkgo’s “named executive officers” and their positions were as follows:

•	Jason Kelly, Chief Executive Officer;

•	Reshma Shetty, President and Chief Operating Officer; and

•	Mark Dmytruk, Chief Financial Officer.

This discussion may contain forward-looking statements that are based on Ginkgo’s current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that Ginkgo adopts may differ materially from the currently planned programs summarized in this discussion.

2021 Summary Compensation Table

The following table sets forth information concerning the compensation of Ginkgo’s named executive officers for the years ended December 31, 2021 and December 31, 2020.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)		All Other Compensation ($)(3)	Total ($)
Jason Kelly	2021	$250,000	$—	$380,479,776	(4)	$12,500	$380,742,276
Chief Executive Officer	2020	$250,000	$414,841	$9,854,097		$14,250	$10,533,188

Reshma Shetty	2021	$250,000	$—	$380,479,776	(4)	$12,500	$380,742,276
President and Chief Operating Officer	2020	$250,000	$415,386	$9,854,097		$14,250	$10,533,733

Mark Dmytruk	2021	$425,000	$—	$39,629,178	(4)	$14,500	$40,068,678
Chief Financial Officer	2020	$63,750	$—	$—		$2,861	$66,611

(1)

Mr. Dmytruk participated in a salary exchange program during 2021 and elected to be paid $50,000 of his 2021 base salary in the form of restricted stock units and was granted 65,375 restricted stock units in April 2021 with a grant date fair value of $888,446. The modification date fair value is computed in accordance with ASC Topic 718 and reflects the fair value on November 17, 2022 (i.e. the modification date), rather than the historical grant date fair value, the current fair value, or the amounts paid to or realized by Mr. Dmytruk. See “Narrative to Summary Compensation Table—2021 Salaries” below for a description of this salary exchange program.

(2)

Amounts reflect the modification date fair value of restricted stock units and associated earnouts granted during 2021 and 2020. For Mr. Dmytruk, this includes $838,446, which represents the modification date fair value of the restricted stock units that were granted as part of the salary exchange program in excess of the $50,000 portion of his base salary that he elected to exchange.

(3)	Amounts represent matching contributions under Ginkgo’s 401(k) plan.
(4)

Amounts for Dr. Kelly ($158,652,934), Dr. Shetty ($158,652,934), and Mr. Dmytruk ($23,125,369) reflect the incremental fair value over the historical grant date fair value attributable to the modification of restricted stock units and associated earnouts on November 17, 2021, rather than the historical grant date fair value, the current fair value, or the amounts paid to or realized by the named individual. For Dr. Kelly and Dr. Shetty, the amounts differ from the amounts disclosed in the Company’s Form 10-K filed on March 29, 2022 ($142,097,631 for each) as a result of an administrative error, which had no impact on the Company’s financial statements. We provide information regarding the assumptions used to calculate the value of all restricted stock units made to named executive officers in Note 18 to the Ginkgo consolidated financial statements and Note 9 to the unaudited condensed consolidated financial statements included in this proxy statement/prospectus.

Narrative To Summary Compensation Table

2021 Salaries

The named executive officers receive a base salary to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. No changes were made to the annual base salaries of the named executive officers during 2021.

The 2021 annual base salaries for Ginkgo’s named executive officers were:

Name	2021 Annual Base Salary ($)
Jason Kelly	$250,000
Reshma Shetty	$250,000
Mark Dmytruk	$425,000

During 2021, our employees were given the opportunity to participate in a salary exchange program under which they could exchange a portion of their annual base salaries for restricted stock units. The salary to restricted stock units exchange took place on a one-to-four basis such that for each $1 of salary contributed to the program, the employee would receive a number of restricted stock units valued at $4. Mr. Dmytruk was our only named executive officer to participate in this program during 2021.

Equity Compensation

During 2021, Mr. Dmytruk was granted restricted stock units under our 2014 Incentive Plan (the “Ginkgo 2014 Plan”). These restricted stock units vest upon the satisfaction of both an “event condition” and a “service condition” on or before the seventh anniversary of the applicable grant date. At the time of grant, the event condition would be satisfied on the first to occur of (i) a change in control or (ii) the earlier of (x) the date six months after the closing of a public offering or (y) March 15 of the calendar year following the effective date of a public offering. See the “Outstanding Equity Awards at Fiscal Year-End” table below for details regarding the service-based vesting schedule applicable to these awards.

In connection with the SRNG Business Combination, Dr. Kelly and Dr. Shetty were each granted 21,458,317 restricted stock units and agreed to extend the vesting on their restricted stock units granted in 2020. These restricted stock units will vest upon the satisfaction of both an “event condition” (as described above) and a “service condition” on or before the seventh anniversary of the grant date. The service condition will be satisfied on October 1, 2022, subject to continued service with Ginkgo through such date. The 2021 grant of restricted stock units was deemed to satisfy all rights that Dr. Kelly and Dr. Shetty may have had under their Founder Equity Grant Agreements with Ginkgo that were entered into in January 2020.

In connection with the SRNG Business Combination, the restricted stock units held by the named executive officers were converted into restricted stock units in Ginkgo and, with respect to the earn-out portion of the consideration paid in the SRNG Business Combination, restricted stock. This restricted stock is subject to the service-based vesting schedule of the related restricted stock units and, in addition, only vest based on the attainment of certain stock price thresholds. See the “Outstanding Equity Awards at Fiscal Year-End” table below for additional information. In November 2021, the Ginkgo Board authorized the amendment of all outstanding restricted stock units and shares of restricted stock, including those held by the named executive officers, such that the event condition was deemed satisfied no later than March 15, 2022.

In connection with the SRNG Business Combination, we adopted the Ginkgo 2021 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of Ginkgo. We ceased granting awards under the Ginkgo 2014 Plan when the Ginkgo 2021 Plan became effective.

Other Elements of Compensation

Retirement Plan

Ginkgo maintains a 401(k) retirement savings plan for its employees, including Ginkgo’s named executive officers, who satisfy certain eligibility requirements. Ginkgo’s named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Under this plan, Ginkgo provides a non-elective safe harbor contribution to all eligible participants equal to up to 5% of eligible compensation, which fully vests once such eligible participant has completed two years of continuous service. Ginkgo believes that providing a vehicle for tax-deferred retirement savings though Ginkgo’s 401(k) plan adds to the overall desirability of Ginkgo’s executive compensation package and further incentivizes Ginkgo’s employees, including Ginkgo’s named executive officers, in accordance with Ginkgo’s compensation policies.

Employee Benefits and Perquisites

Health/Welfare Plans. During their employment, Ginkgo’s named executive officers are eligible to participate in Ginkgo’s employee benefit plans and programs, including medical, dental, vision, life, and disability benefits, to the same extent as Ginkgo’s other full-time employees, subject to the terms and eligibility requirements of those plans.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of Ginkgo Class A Common Stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2021.

	Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(7)	Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(7)
Jason Kelly	1/1/2020	4,324,037	(1)	$35,932,747	389,151	(6)	$3,233,845
	1/1/2020	129,719	(2)	$1,077,965	—		$—
	8/18/2021	21,458,317	(1)	$178,318,614	1,931,193	(6)	$16,048,214
	8/18/2021	643,734	(2)	$5,349,430	—		$—
Reshma Shetty	1/1/2020	4,324,037	(1)	$35,932,747	389,151	(6)	$3,233,845
	1/1/2020	129,719	(2)	$1,077,965	—		$—
	8/18/2021	21,458,317	(1)	$178,318,614	1,931,193	(6)	$16,048,214
	8/18/2021	643,734	(2)	$5,349,430	—		$—
Mark Dmytruk	3/2/2021	1,564,440	(3)	$13,000,496	198,768	(6)	$1,651,762
	3/2/2021	48,315	(2)	$401,498	—		$—
	4/4/2021	47,670	(4)	$396,138	5,883	(6)	$48,888
	4/4/2021	1,472	(2)	$12,232	—		$—
	8/2/2021	300,619	(5)	$2,498,144	30,918	(6)	$256,929
	8/2/2021	9,236	(2)	$76,751	—		$—

(1)	The restricted stock units granted to Dr. Kelly and Dr. Shetty will fully vest on October 1, 2022, subject to the named executive officer’s continued service to Ginkgo through such date.
(2)

Represents restricted stock for which the event condition had been satisfied as of December 31, 2021. The restricted stock granted to Dr. Kelly and Dr. Shetty will fully vest on October 1, 2022, subject to the named executive officer’s continued service to Ginkgo through such date. The restricted stock granted to Mr. Dmytruk will vest pursuant to the vesting schedule applicable to the restricted stock units that have the same grant date as such restricted stock, provided that any restricted stock scheduled to vest on or after January 1, 2022 and prior to October 1, 2022 will not vest until October 1, 2022, subject to Mr. Dmytruk’s continued service to Ginkgo through each applicable vesting date and accelerated vesting of some shares in the event his employment is terminated without cause or due to his death.

(3)

The restricted stock units granted to Mr. Dmytruk began vesting November 9, 2021 and will continue to vest in substantially equal monthly installments until November 1, 2024, subject to his continued service to Ginkgo through such dates. In addition, 644,180 restricted stock units were conditionally vested as of December 31, 2021, subject to the satisfaction of the “event condition”, which was subsequently met on March 15, 2022.

(4)

The restricted stock units granted to Mr. Dmytruk began vesting November 30, 2021 and will continue to vest in substantially equal monthly installments until December 1, 2024, subject to his continued service to Ginkgo through such dates. In addition, 17,705 restricted stock units were conditionally vested as of December 31, 2021, subject to the satisfaction of the “event condition”, which was subsequently met on March 15, 2022.

(5)

The restricted stock units granted to Mr. Dmytruk began vesting December 1, 2021 and will continue to vest in substantially equal monthly installments until July 1, 2025, subject to his continued service to Ginkgo through such dates. In addition, 42,944 restricted stock units were conditionally vested as of December 31, 2021, subject to the satisfaction of the “event condition”, which was subsequently met on March 15, 2022.

(6)

Represents restricted stock which vest in three substantially equal installments if the trading price per share of Ginkgo Class A Common Stock at any point during the trading hours of a trading day is greater than or equal to the following thresholds for any 20 trading days within any period of 30 consecutive trading days during the five year period after the closing of the SRNG Business Combination: $15.00, $17.50 and $20.00. Once the condition has been satisfied, the shares will be subject to the same service-based vesting applicable to the named executive officer’s restricted stock units, as described in the footnotes to this table.

(7)	Amount shown is based on the closing price of Ginkgo Class A Common Stock of $8.31 on December 31, 2021.

Executive Compensation Arrangements

Jason Kelly and Reshma Shetty. Neither Dr. Kelly nor Dr. Shetty have entered into employment agreements, offer letters or severance agreements with Ginkgo.

Mark Dmytruk. We have entered into an offer letter with Mr. Dmytruk pursuant to which he will be entitled to receive the following payments and benefits in the event his employment is terminated by Ginkgo without “cause” (as defined in the offer letter), (i) 12 months’ severance pay based on his base salary rate on the date of such termination, to be paid in installments over the 12-month period following the termination date and (ii) up to 12 months’ company-paid health benefits continuation pursuant to COBRA, in each case subject to Mr. Dmytruk’s execution of a general release of claims in favor of Ginkgo.

Mr. Dmytruk also entered into a separate agreement pursuant to which he is subject to employee and customer non-solicitation covenants during the term of his employment or other service with Ginkgo and for one year thereafter. The agreement also includes standard invention assignment and confidential information covenants.

Director Compensation

In connection with the SRNG Business Combination, the Ginkgo Board implemented an annual compensation program for its non-employee directors which became effective on September 16, 2021, pursuant to which the non-employee directors are entitled to cash and equity compensation in such amounts necessary to attract and retain non-employee directors that have the talent and skills to foster long-term value creation and enhance the sustainable development of the company. The compensation payable under the program is intended to be competitive in relation to both the market in which the company operates and the nature, complexity and size of Ginkgo’s business.

Ginkgo’s non-employee directors receive the following amounts for their services on the Ginkgo Board under the non-employee director compensation program:

Cash Compensation

•	An annual director fee of $50,000;

•	If the director serves as lead independent director or chair or on a committee of the Ginkgo Board, an additional annual fee as follows:

•	Chair of the Ginkgo Board, $36,000

•	Lead independent director, $25,000;

•	Chair of the audit committee, $20,000;

•	Audit committee member other than the chair, $10,000;

•	Chair of the compensation committee, $15,000;

•	Compensation committee member other than the chair, $7,500;

•	Chair of the nominating and corporate governance committee, $10,000; and

•	Nominating and Corporate Governance committee member other than the chair, $5,000.

Director fees are payable in arrears in four equal quarterly installments, provided that the amount of each payment will be prorated for any portion of a calendar quarter that a non-employee director is not serving on the Ginkgo Board. The Ginkgo Board may permit non-employee directors to elect to receive equity compensation in lieu of cash compensation.

Equity Compensation

•

Generally each non-employee director who is initially elected or appointed to the Ginkgo Board (other than those non-employee directors who were appointed by SRNG to serve on the Ginkgo Board or those non-employee directors who served on the board of SRNG or Ginkgo Bioworks, Inc. prior to the closing of the SRNG Business Combination) will receive (i) an initial option to purchase shares of Ginkgo Class A Common Stock with a grant date fair value of $400,000 (as determined under the program) (the “Initial Option”), (ii) an additional initial option to purchase shares of Ginkgo Class A Common Stock with a grant date fair value of $200,000 (as determined under the program) (the “Additional Initial Option”), and (iii) a number of restricted stock units determined by dividing $200,000 by the fair market value of a share of Ginkgo Class A Common Stock (the “Additional Initial RSU”). In the event that a non-employee director’s date of initial election or appointment does not occur on the same date as an annual meeting of stockholders, the value of the Additional Initial Option and the Additional Initial RSU will be prorated in accordance with the terms of the program.

•	If the non-employee director has served on the Ginkgo Board as of the date of an annual meeting of stockholders and will continue to serve as a non-employee director immediately following such meeting, such non-employee director will receive (i) an option to purchase shares of Ginkgo Class A Common Stock with a grant date fair value of $200,000 (as determined under the program) (the “Subsequent Option”) and (ii) a number of restricted stock units determined by dividing $200,000 by the fair market value of a share of Ginkgo Class A Common Stock (the “Subsequent RSU”).

Stock options granted under the program have an exercise price equal to the fair market value of Ginkgo Class A Common Stock on the date of grant and expire not later than ten years after the date of grant. Each Initial Option granted to a non-employee director will vest and become exercisable in substantially equal installments on each of the first three anniversaries of the date of grant. Each Additional Initial Option and the Additional Initial RSUs granted to a non-employee director will vest and become exercisable, as applicable, in a single installment on the day before the next annual meeting of stockholders occurring after the date of the director’s initial election or appointment to the Ginkgo Board. Each Subsequent Option and the Subsequent RSUs will vest and become exercisable, as applicable, in a single installment on the earlier of the first anniversary of the date of grant or the day before the next annual meeting of stockholders occurring after the date of grant. Vesting of the options and restricted stock units granted under the program is subject to the non-employee director’s continued service through each applicable vesting date. In the event of a change in control of Ginkgo, the options and restricted stock units granted under the program will vest in full.

In connection with the SRNG Business Combination, Dr. Kewalramani was granted an Initial Option (51,782 shares), an Additional Initial Option (17,649 shares) and an Additional Initial RSU (9,818 restricted stock units) under the program.

The following table sets forth information concerning the compensation of Ginkgo’s non-employee directors for their service on the Ginkgo Board for the year ended December 31, 2021.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Total ($)
Arie Belldegrun	16,563	—	—	16,563
Marijn Dekkers	30,533	30,430,090	—	30,460,623
Christian Henry	22,323	20,000,194	—	20,022,517
Reshma Kewalramani	15,842	132,052	532,053	679,947
Evan Lodes	—	—	—	—
Shyam Sankar	20,163	20,625,832	—	20,645,995
Harry Sloan	17,283	—	—	17,283

(1)

Amounts shown include annual fees earned for service on the Ginkgo Board and committees of the Ginkgo Board, pro-rated for the portion of the year following the SRNG Business Combination. No compensation was earned by any non-employee director during 2021 prior to the SRNG Business Combination.

(2)

Amounts reflect the full grant-date fair value of restricted stock units and options granted during 2021 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Amounts shown for Dr. Dekkers ($30,430,090), Mr. Henry ($20,000,194) and Mr. Sankar ($20,625,832) reflect the incremental fair value attributable to the modification of equity awards during 2021. We provide information regarding the assumptions used to calculate the value of all restricted stock units and options made to our directors in Note 18 to the consolidated financial statements included in this proxy statement/prospectus.

The table below shows the aggregate numbers of options (exercisable and unexercisable), unvested restricted stock and restricted stock units held as of December 31, 2021 by each non-employee director who was serving as of December 31, 2021.

Name	Options Outstanding at Fiscal Year End (#)	Restricted Stock Outstanding at Fiscal Year End (#)	Restricted Stock Units Outstanding at Fiscal Year End (#)
Arie Belldegrun	—	—	—
Marijn Dekkers	—	281,217	3,124,756
Christian Henry	—	175,911	1,954,629
Reshma Kewalramani	69,431	—	9,818
Shyam Sankar	—	175,911	1,954,629
Harry Sloan	—	—	—

Certain Relationships and Related Party Transactions of Ginkgo

SRNG

On October 28, 2020, Eagle Equity Partners III, LLC, a Delaware limited liability company (the “SRNG Sponsor”) purchased an aggregate of 43,125,000 founder shares in exchange for a capital contribution of $25,000, or approximately $0.0006 per share. The SRNG Sponsor purchased an aggregate of 19,250,000 Private Placement Warrants in connection with SRNG’s initial public offering, at a price of $1.50 per warrant, or $28,875,000 in the aggregate. See the description of Ginkgo’s securities in the section titled “Description of Ginkgo’s Capital Stock” in this proxy statement/prospectus.

Prior to the closing of the SRNG Business Combination, SRNG sub-leased its executive offices at 955 Fifth Avenue, New York, NY, 10075 from Global Eagle Acquisition LLC, an affiliate of the SRNG Sponsor. Also prior to the closing of the SRNG Business Combination, SRNG reimbursed Global Eagle Acquisition LLC for office space, secretarial and administrative services provided to members of its management team in an amount that did not exceed $15,000 per month.

Prior to the closing of the SRNG Business Combination, SRNG’s officers and directors were entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on SRNG’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. SRNG’s audit committee reviewed on a quarterly basis all payments that were made to the SRNG Sponsor, SRNG’s officers, directors or its or their affiliates.

On May 10, 2021, an affiliate of the SRNG Sponsor entered into a subscription agreement with SRNG, pursuant to which it agreed to purchase an aggregate of 7,500,000 shares of Ginkgo Class A Common Stock at $10.00 per share, for an aggregate purchase price of $75,000,000, from SRNG in a private placement (the “Private Placement”) which closed immediately prior to the closing of the SRNG Business Combination, but after the domestication of SRNG as a Delaware corporation.

Ginkgo

The share numbers included in this “Certain Relationships and Related Party Transactions—Ginkgo” section reflect the historical pre-SRNG Business Combination shares issued in connection with the relevant transaction, and have not been revised to reflect the accounting of the SRNG Business Combination as a reverse recapitalization.

Series E Preferred Stock Financing

From September 2019 through July 2021, Old Ginkgo sold an aggregate of 1,942,610 shares of its Series E preferred stock to the related persons listed below at a purchase price of $150.19 per share, except as described below with respect to the conversion of convertible promissory notes. The following table summarizes purchases of Series E preferred stock from Old Ginkgo by such related persons:

Name	Shares of Series E Preferred Stock	Total Purchase Price (Rounded)
Entities affiliated with Anchorage Capital Group(1)	105,500	$15,053,014
Entities affiliated with Baillie Gifford & Co.(2)	200,479	$29,104,581
Cascade Investment, L.L.C.(3)	268,376	$38,719,465
General Atlantic (GK), L.P.(4)	513,449	$76,109,274
Novalis Life Sciences Investments I, LP(5)	52,755	$7,527,123
Senator Global Opportunity Master Fund LP(6)	70,489	$10,057,534
Viking Global Opportunities Illiquid Investments Sub-Master LP(7)	731,562	$106,379,679

(1)	Entities affiliated with Anchorage hold more than 5% of Ginkgo’s outstanding capital stock.
(2)	Entities affiliated with Baillie Gifford & Co. hold more than 5% of Ginkgo’s outstanding capital stock.
(3)	Cascade Investment, L.L.C. holds more than 5% of Ginkgo’s outstanding capital stock.
(4)	GA GK holds more than 5% of Ginkgo’s outstanding capital stock.
(5)	Marijn Dekkers, a member of the Ginkgo Board, is an affiliate of Novalis LifeSciences.
(6)

Senator Global Opportunity Master Fund LP holds more than 5% of Ginkgo’s outstanding capital stock. Evan Lodes, a former member of Old Ginkgo’s board of directors, is an affiliate of Senator Global Opportunity Master Fund LP.

(7)	Viking Global Opportunities Illiquid Investments Sub-Master LP holds more than 5% of Ginkgo’s outstanding capital stock.

Convertible Note Financing

In certain cases, the payment of the total purchase price in the chart above consisted or, or included, the conversion of convertible promissory notes held by the related persons. From June 2019 through July 2019, Old Ginkgo sold an aggregate of $160,500,000 in principal amount of convertible promissory notes to the related persons listed below. Interest on the principal amount of the convertible promissory notes accrued at the rate of 3.0% per year. The outstanding principal and accrued interest of such convertible promissory notes converted into shares of Series E preferred stock at a discounted purchase price of $142.68 per share and are reflected in the above table. The following table summarizes the convertible promissory notes issued by Old Ginkgo to such related persons:

Name	Principal Amount
Entities affiliated with Anchorage Capital Group(1)	$15,000,000
Entities affiliated with Baillie Gifford & Co.(2)	$19,000,000
Cascade Investment, L.L.C.(3)	$30,000,000
General Atlantic (GK), L.P.(4)	$19,000,000
Novalis Life Sciences Investments I, LP(5)	$7,500,000
Senator Global Opportunity Master Fund LP(6)	$10,000,000
Viking Global Opportunities Illiquid Investments Sub-Master LP(7)	$60,000,000

(1)	Entities affiliated with Anchorage hold more than 5% of Ginkgo’s outstanding capital stock.
(2)	Entities affiliated with Baillie Gifford & Co. hold more than 5% of Ginkgo’s outstanding capital stock.
(3)	Cascade Investment, L.L.C. holds more than 5% of Ginkgo’s outstanding capital stock.
(4)	GA GK holds more than 5% of Ginkgo’s outstanding capital stock.
(5)	Marijn Dekkers, a member of the Ginkgo Board, is an affiliate of Novalis LifeSciences.
(6)

Senator Global Opportunity Master Fund LP holds more than 5% of Ginkgo’s outstanding capital stock. Evan Lodes, a former member is Old Ginkgo’s of directors, is an affiliate of Senator Global Opportunity Master Fund LP.

(7)	Viking Global Opportunities Illiquid Investments Sub-Master LP holds more than 5% of Ginkgo’s outstanding capital stock.

Series D Preferred Stock Financing

In June 2018, Old Ginkgo sold 52,400 shares of its Series D preferred stock at a purchase price of $47.71 per share for an aggregate purchase price of $2,500,004 to Novalis LifeSciences. Marijn Dekkers, a member of the Ginkgo Board, is an affiliate of Novalis LifeSciences.

Founder Equity Grant Agreements

In January 2020, Old Ginkgo entered into Founder Equity Grant Agreements with each of Jason Kelly, Reshma Shetty, Austin Che and Bartholomew Canton. Dr. Kelly and Dr. Shetty are each a director, officer and holder of more than 5% of Ginkgo’s outstanding capital stock. Dr. Canton and Dr. Che are each a holder of more than 5% of Ginkgo’s outstanding capital stock. Dr. Canton is also a family member of Dr. Shetty. Also in January 2020, each of Dr. Kelly, Dr. Shetty, Dr. Canton and Dr. Che received a restricted stock unit award under the Ginkgo 2014 Plan. The terms of the Founder Equity Grants Agreements and the foregoing restricted stock unit awards are described in the section titled “Ginkgo’s Executive and Director Compensation” in this proxy statement/prospectus.

Founder Equity Repurchases

In July 2018, Old Ginkgo repurchased 90,017 shares of common stock from each of Dr. Kelly, Reshma Shetty, Austin Che, Dr. Canton and Dr. Knight at a price of $47.71 per share, which was the then most-recent price per share at which Old Ginkgo had sold convertible preferred stock to investors, for a total purchase price for each of $4,294,711. In September 2021, Old Ginkgo repurchased 11,032 shares of common stock from each of Dr. Kelly, Reshma Shetty, Austin Che, Dr. Canton and Dr. Knight at a price of $453.20 per share, for a total purchase price for each of $4,999,702. Dr. Kelly and Dr. Shetty are each a director, officer and holder of more than 5% of Ginkgo’s outstanding capital stock. Dr. Che, Dr. Canton and Dr. Knight are each a holder of more than 5% of Ginkgo’s outstanding capital stock. Dr. Canton is also a family member of Dr. Shetty.

Agreements in Connection with Platform Ventures

In September 2019, Old Ginkgo entered into an agreement with Cascade Investment L.L.C., an affiliated entity of GA GK, and Viking Global Opportunities Illiquid Investments Sub-Master LP, each of which hold more than 5% of Ginkgo’s outstanding capital stock, pursuant to which such related persons were provided with the first right to invest up to an aggregate of $350.0 million for the financial investment portion of new companies launched by Old Ginkgo as part of its Platform Ventures (such as Allonnia). The agreement was terminated in May 2021. Initial investments in new companies launched by Old Ginkgo in connection with the agreement were approximately $12.9 million from Cascade Investment L.L.C., $19.5 million from entities affiliated with GA GK., and $57.8 million from entities affiliated with Viking Global Opportunities Illiquid Investments Sub-Master LP.

In September 2021, Old Ginkgo formed two new Platform Ventures (Ayana Bio, LLC and Verb Biotics, LLC) and contributed intellectual property rights to these entities. Simultaneously with the arrangements between Old Ginkgo and each of Ayana Bio, LLC and Verb Biotics, LLC, Cascade Investment L.L.C. and entities affiliated with Viking Global Opportunities Illiquid Investments Sub-Master LP, each of which hold more than 5% of Ginkgo’s outstanding capital stock, invested approximately $7.5 million and $22.5 million, respectively, in each company.

Exchange Agreement

In October 2021 and March 2022, Ginkgo entered into a first and second amended and restated stockholders agreement, respectively, with Viking Global Opportunities Illiquid Investments Sub-Master LP, a holder of more than 5% of Ginkgo’s outstanding capital stock at the time of each agreement, pursuant to which Ginkgo agreed, subject to approval of the Ginkgo Board, to permit such stockholder to exchange a portion of its shares of Ginkgo Class A Common Stock for shares of Ginkgo Class C Common Stock on a 1-for-1 basis. The Ginkgo Board approved the exchange and Viking Global Opportunities Illiquid Investments Sub-Master LP effected the exchange in March 2022.

Investors’ Rights Agreement

Old Ginkgo was party to the Third Amended and Restated Investors’ Rights Agreement, dated as of September 9, 2019, which granted registration rights and information rights, among other things, to certain holders of its capital stock, including (i) entities affiliated with Anchorage, entities affiliated with Baillie

Gifford & Co., Cascade Investment, L.L.C, GA GK, L.P., and Viking Global Opportunities Illiquid Investments Sub-Master LP, each of which currently holds more than 5% of Ginkgo’s capital stock; (ii) Novalis LifeSciences, which is affiliated with Marijn Dekkers, a Ginkgo director; and (iii) Senator Global Opportunity Master Fund LP, which currently holds more than 5% of Ginkgo’s capital stock and is affiliated with Evan Lodes, a former Old Ginkgo director. This agreement was terminated upon the closing of the SRNG Business Combination.

Right of First Refusal and Co-Sale Agreement

Old Ginkgo was party to the Third Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of September 9, 2019, which granted the right to purchase shares of Old Ginkgo capital stock which certain other stockholders propose to sell to other parties to, among others (i) entities affiliated with Anchorage, entities affiliated with Baillie Gifford & Co., Cascade Investment, L.L.C, GA GK, and Viking Global Opportunities Illiquid Investments Sub-Master LP, each of which currently hold more than 5% of Ginkgo’s capital stock; (ii) Novalis LifeSciences, which is affiliated with Marijn Dekkers, a Ginkgo director; and (iii) Senator Global Opportunity Master Fund LP, which currently holds more than 5% of Ginkgo’s capital stock and is affiliated with Evan Lodes, a former Old Ginkgo director. This agreement was terminated upon the closing of the SRNG Business Combination.

Voting Agreement

Old Ginkgo was party to the Third Amended and Restated Voting Agreement, dated as of September 9, 2019, pursuant to which certain holders of its capital stock, including (i) entities affiliated with Anchorage, entities affiliated with Baillie Gifford & Co., Cascade Investment, L.L.C, GA GK, and Viking Global Opportunities Illiquid Investments Sub-Master LP, each of which currently hold more than 5% of Ginkgo’s capital stock; (ii) Novalis LifeSciences, which is affiliated with Marijn Dekkers, a Ginkgo director; and (iii) Senator Global Opportunity Master Fund LP, which currently holds more than 5% of Ginkgo’s capital stock and is affiliated with Evan Lodes, a former Old Ginkgo director, agreed to vote their shares in the manner directed by the agreement. This agreement was terminated upon the Closing.

Director and Officer Indemnification

The Ginkgo Charter authorizes indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL.

SRNG PIPE Investment

In May 2021, certain Old Ginkgo related persons entered into Subscription Agreements with SRNG in connection with the SRNG Pipe Investment. The following table summarizes purchases in the SRNG Pipe Investment by such related persons:

Name	SRNG Class A ordinary shares	Total Purchase Price
Entities affiliated with Baillie Gifford & Co.(1)	10,300,000	$103,000,000
Cascade Investment, L.L.C.(2)	3,000,000	$30,000,000
General Atlantic (GK), L.P.(3)	250,000	$2,500,000
Senator Global Opportunity Master Fund LP(4)	700,000	$7,000,000
Viking Global Opportunities Illiquid Investments Sub-Master LP(5)	2,000,000	$20,000,000

(1)	Entities affiliated with Baillie Gifford & Co. hold more than 5% of Ginkgo’s outstanding capital stock.
(2)	Cascade Investment, L.L.C. holds more than 5% of Ginkgo’s outstanding capital stock.
(3)	GA GK holds more than 5% of Ginkgo’s outstanding capital stock.

(4)

Senator Global Opportunity Master Fund LP holds more than 5% of Ginkgo’s outstanding capital stock. Evan Lodes, a former member of Old Ginkgo’s board of directors, is an affiliate of Senator Global Opportunity Master Fund LP.

(5)	Viking Global Opportunities Illiquid Investments Sub-Master LP holds more than 5% of Ginkgo’s outstanding capital stock.

Policies and Procedures for Related Person Transactions

Our written related person transaction policy sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a material transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and in which any related person had, has or will have a direct or indirect material interest. A transaction involving an amount exceeding $120,000 is presumed to be a “material transaction.” A “Related Person” means:

•	any person who is, or at any time since the beginning of the Company’s last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;

•	any person who is known to be the beneficial owner of more than 5% of any class of the Company’s voting securities;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer, nominee or beneficial owner of more than 5% of any class of the Company’s voting securities, and any other person (other than a tenant or employee) sharing the same household of such director, executive officer, nominee or beneficial owner of more than 5% of any class of the Company’s voting securities; and

•

any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest in any class of the Company’s voting securities.

We have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee has the responsibility to review related person transactions.

Description of Ginkgo’s Capital Stock

The following is a summary of the rights of Ginkgo Class A Common Stock, Ginkgo Class B Common Stock, Ginkgo Class C Common Stock (collectively, “Ginkgo Common Stock”) and Ginkgo preferred stock, and of certain provisions of the Ginkgo Charter, the Ginkgo Bylaws, and applicable law. The following description is only a summary and does not purport to be complete and is qualified by reference to the Ginkgo Charter and the Ginkgo Bylaws, each of which has been publicly filed with the SEC.

Authorized and Outstanding Capital Stock

The Ginkgo Charter authorizes the issuance of 16,000,000,000 shares of all classes of Ginkgo’s capital stock, consisting of:

•	200,000,000 shares of undesignated preferred stock, par value $0.0001 per share;

•	10,500,000,000 shares of Ginkgo Class A Common Stock, par value $0.0001 per share;

•	4,500,000,000 shares of Ginkgo Class B Common Stock, par value $0.0001 per share; and

•	800,000,000 shares of Ginkgo Class C Common Stock, par value $0.0001 per share.

As of June 30, 2022, there were 1,000,569,264 shares of Ginkgo Class A Common Stock, 347,065,005 shares of Ginkgo Class B Common Stock, 288,000,000 shares of Ginkgo Class C Common Stock and there were 51,824,895 warrants to purchase shares of Ginkgo Class A Common Stock issued and outstanding.

Common Stock

Ginkgo has three classes of authorized common stock: Ginkgo Class A Common Stock, Ginkgo Class B Common Stock, and Ginkgo Class C Common Stock. Generally, Ginkgo Class B Common Stock can only be issued to, transferred to, and held by Ginkgo’s directors and employees, or trusts or legal entities through which the right to vote the shares of Ginkgo Class B Common Stock held thereby is exercised exclusively by one or more Class B Eligible Holders, unless otherwise determined by a majority of the Class B Directors (as defined below in the section entitled “Comparison of Rights of Holders of Ginkgo Class A Common Stock and Zymergen Common Stock”) then serving.

Voting Rights

Ginkgo Class A Common Stock

Holders of Ginkgo Class A Common Stock are entitled to one vote for each share of Ginkgo Class A Common Stock held of record by such holder on all matters voted upon by Ginkgo stockholders.

Ginkgo Class B Common Stock

Holders of Ginkgo Class B Common Stock are entitled to 10 votes for each share of Ginkgo Class B Common Stock held of record by such holder on all matters voted upon by Ginkgo stockholders.

Ginkgo Class C Common Stock

Except as expressly provided in the Ginkgo Charter or required by applicable law, holders of Ginkgo Class C Common Stock generally are not entitled to vote on matters voted upon by Ginkgo stockholders. Solely to the extent that a holder of Ginkgo Class C Common Stock is expressly entitled to vote on any matter pursuant to the Ginkgo Charter or by applicable law, the holder will be entitled to one vote for each share of Ginkgo Class C Common Stock held of record by such holder.

Stockholder Votes

Holders of Ginkgo Common Stock generally vote together as a single class on all matters submitted to a vote of Ginkgo stockholders (including the election and removal of directors), unless otherwise provided in the Ginkgo Charter or required by applicable law. Any action or matter submitted to a vote of the Ginkgo stockholders will be approved if the number of votes cast in favor of the action or matter exceeds the number of votes cast in opposition to the action or matter, except that Ginkgo’s directors will be elected by a plurality of the votes cast. Holders of Ginkgo Common Stock are not entitled to cumulate their votes in the election of Ginkgo’s directors.

Delaware law could require holders of a class of Ginkgo’s capital stock to vote separately as a class on any proposed amendment of the Ginkgo Charter if the amendment would increase or decrease the par value of the shares of that class or would alter or change the powers, preferences or special rights of the shares of that class in a manner that affects them adversely.

Holders of Ginkgo Common Stock are not entitled to vote on any amendment to the Ginkgo Charter that relates solely to the terms of one or more series of Ginkgo’s preferred stock and on which the holders of such affected series are entitled to vote, either separately as a class or together with the holders of one or more other series of Ginkgo’s preferred stock, pursuant to the Ginkgo Charter or by applicable law.

Stockholder Action by Written Consent

The Ginkgo Charter provides that Ginkgo’s stockholders may act by written consent only if (a) the action to be taken or effected has been approved by the affirmative vote of all of the directors of Ginkgo then serving or (b) the holders of Ginkgo Class B Common Stock collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo. In all other circumstances, any action required or permitted to be taken by Ginkgo’s stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by written consent.

Special Meetings of Stockholders

The Ginkgo Charter provides that, except as otherwise required by applicable law, special meetings of Ginkgo’s stockholders may be called only by the Ginkgo Board, the chairman of the Ginkgo Board, Ginkgo’s chief executive officer or president, or, at any time that the holders of Ginkgo Class B Common Stock collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo.

Economic Rights

Except as otherwise expressly provided in the Ginkgo Charter or required by applicable law, shares of each class of Ginkgo Common Stock have the same rights, powers and preferences and rank equally, share ratably and be identical in all respects as to all matters, including the following:

Dividends and Distributions; Rights upon Liquidation

Subject to the rights of holders of any outstanding series of Ginkgo preferred stock, the holders of shares of each class of Ginkgo Class A Common Stock are entitled to receive ratably, on a per share basis, any dividend or distribution (including upon the liquidation, dissolution or winding up of Ginkgo) paid by Ginkgo, unless otherwise approved by the affirmative vote of the holders of a majority of each of the outstanding shares of Ginkgo Class A Common Stock, the outstanding shares of Ginkgo Class B Common Stock, and the outstanding shares of Ginkgo Class C Common Stock, each voting separately as a class, except that, if a dividend or distribution is paid in the form of shares (or options, warrants or other rights to acquire shares) of Ginkgo Class A Common Stock, then holders of Ginkgo Class A Common Stock will receive shares (or options, warrants or other rights to acquire shares) of Ginkgo Class A Common Stock, holders of Ginkgo Class B Common Stock will receive shares (or options, warrants or other rights to acquire shares) of Ginkgo Class B Common Stock, and holders of shares of Ginkgo Class C Common Stock will receive shares (or options, warrants or other rights to acquire shares) of Ginkgo Class C Common Stock.

Subdivisions, Combinations and Reclassifications

If Ginkgo subdivides or combines any class of Ginkgo Class A Common Stock with any other class of Ginkgo Class A Common Stock, then each class of Ginkgo Class A Common Stock must be subdivided or combined in the same proportion and manner, unless otherwise approved by the affirmative vote of the holders of a majority of each of the outstanding shares of Ginkgo Class A Common Stock, the outstanding shares of Ginkgo Class B Common Stock, and the outstanding shares of Ginkgo Class C Common Stock, each voting separately as a class.

Mergers and Other Extraordinary Transactions

The Ginkgo Charter provides that, in the event of certain extraordinary transactions affecting Ginkgo (including certain transactions resulting in a change of control of Ginkgo, the acquisition by a third party of assets of Ginkgo generating at least 50% of Ginkgo’s revenues on a consolidated basis, or any merger or consolidation of Ginkgo), shares of each class of Ginkgo Class A Common Stock will be entitled to receive ratably, on a per share basis, any consideration paid or otherwise distributed to, or rights received by, Ginkgo stockholders, or into which such shares are converted or for which such shares are exchanged, in connection with such extraordinary transaction (including with respect to the form, amount and timing thereof), unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Ginkgo Class A Common Stock, the holders of a majority of the outstanding shares of Ginkgo Class B Common Stock and the holders of a majority of the outstanding shares of Ginkgo Class C Common Stock, each voting separately as a class, except that, to the extent that such consideration is paid in the form of securities or other equity interests, holders of Ginkgo Class B Common Stock may receive a class, series or other form of such securities or other equity interests each having voting power that is ten (10) times greater than the voting power of any security or other equity interest received by holders of Ginkgo Class A Common Stock and holders of Ginkgo Class C Common Stock may receive a class, series or other form of such securities or other equity interests having no voting power.

Additionally, the Ginkgo Charter prohibits Ginkgo from entering into any agreement with respect to a tender or exchange offer by a third party unless such agreement provides for consideration to be paid or distributed to, or rights to be received by, Ginkgo stockholders in the manner provided in the paragraph immediately above.

Equal Value upon Disposition

The Ginkgo Charter provides that, in the case of any disposition of Ginkgo Class B Common Stock for value, the value paid in respect of such share of Ginkgo Class B Common Stock must be equal to the prevailing price per share of Ginkgo Class A Common Stock at the time of such disposition for value. Ginkgo may (and expects to) from time to time establish restrictions, policies and procedures relating to transfers and dispositions of shares of Ginkgo Class B Common Stock as it deems necessary or advisable.

Transfer Restrictions

Lock-up Applicable to Founders and Employees

The Ginkgo Charter provides that, subject to customary exceptions and the other exceptions described in the following sentences, the founders and their affiliated trusts and any Ginkgo stockholder who is an employee of

Ginkgo or any of its wholly owned subsidiaries at the time of the closing of the SRNG Business Combination, and any transferee of any of the foregoing, are unable to transfer their shares of Ginkgo Class A Common Stock or Ginkgo Class B Common Stock received as consideration in connection with the SRNG Business Combination (including upon the settlement of any equity award of Ginkgo into which any equity award of Old Ginkgo was converted in connection with the SRNG Business Combination), other than the 188.7 million shares of Ginkgo Common Stock issued in connection with the SRNG Business Combination, which are subject to forfeiture to the extent that certain vesting conditions are not satisfied, for a period of one year following the closing of the SRNG Business Combination. The transfer restrictions described in the foregoing sentence will not apply to an aggregate of 10% of the total number of shares subject to such transfer restrictions, excluding (from this exception to such transfer restrictions) any shares of Ginkgo Class A Common Stock or Ginkgo Class B Common Stock received upon the settlement of any equity award of Ginkgo into which any equity award of Old Ginkgo that was, immediately prior to the effective time of the SRNG Business Combination, subject to any unsatisfied service- or time-based vesting condition was converted in connection with the SRNG Business Combination. Additionally, solely in the case of any holder of any equity award of Ginkgo (including any such equity award into which any equity award of Old Ginkgo was converted in the SRNG Business Combination), the transfer restrictions described in the first sentence of this paragraph no longer apply.

Conversion

Optional Conversion

Holders of Ginkgo Class B Common Stock have the right to convert shares of their Ginkgo Class B Common Stock into fully paid and non assessable shares of Ginkgo Class A Common Stock, on a one-to-one basis, at the option of the holder at any time upon written notice to Ginkgo’s Transfer Agent.

Automatic Conversion

Generally, shares of Ginkgo Class B Common Stock will convert automatically into Ginkgo Class A Common Stock upon the holder of such shares ceasing to be a Class B Eligible Holder (whether as a result of the holder’s termination, resignation or removal as a director or employee of Ginkgo, the transfer of such shares to an individual, trust or entity that is not a Class B Eligible Holder, a person other than a director or employee of Ginkgo gaining any direct or indirect right to vote such shares, or otherwise), unless otherwise determined by the affirmative vote of a majority of the directors of Ginkgo then serving who qualify as “independent” in accordance with the requirements of the securities exchange on which equity securities of Ginkgo are then listed for trading. A determination by the secretary of the Ginkgo that an event has occurred that triggers the automatic conversion of Ginkgo Class B Common Stock into Ginkgo Class A Common Stock will be conclusive and binding; however, a holder of Ginkgo Class B Common Stock (or Ginkgo Class A Common Stock into which Ginkgo Class B Common Stock has converted) who believes in good faith that such determination is in error may appeal such determination to the Ginkgo Board, in which case, the determination of the Ginkgo Board (including as to whether or not to review such determination) will be conclusive and binding.

Conversion Policies and Procedures

Ginkgo may (and expects to) establish from time to time certain restrictions, policies and procedures relating to the general administration of its multi-class stock structure and the conversion of Ginkgo Class B Common Stock to Ginkgo Class A Common Stock. Adoption or amendment of any such policy or procedure must be approved by the affirmative vote of a majority of Ginkgo’s directors and, if any Class B Director is then serving, at least one Class B Director (defined below).

Registration Rights

Each of the Amended and Restated Registration Rights Agreement, dated as of September 16, 2021, by and among Ginkgo, the SRNG Sponsor and Viking Global Opportunities Illiquid Investments Sub-Master LP (the

“SRNG Business Combination Registration Rights Agreement”) and the Share Purchase Agreement, dated March 11, 2022, by and among Ginkgo International Holdings, Inc. (our indirect, wholly owned subsidiary), FGen, and the sellers named therein (the “FGen Purchase Agreement”) granted registration rights to certain Ginkgo stockholders. Each agreement grants certain Ginkgo stockholders the right to require, subject to certain conditions and limitations, that Ginkgo register for resale securities held by such stockholders, and the SRNG Business Combination Registration Rights Agreement includes “piggyback” registration rights with respect to registrations initiated by Ginkgo. The registration of shares of Ginkgo Class A Common Stock pursuant to the exercise of any of these registration rights would enable the applicable Ginkgo stockholders to resell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Ginkgo will bear the expenses incurred in connection with the filing of any registration statements pursuant to the SRNG Business Combination Registration Rights Agreement and FGen Purchase Agreement.

Other Rights

The Ginkgo Charter and the Ginkgo Bylaws do not provide for any preemptive or subscription rights with respect to the Ginkgo Class A Common Stock, and there are no redemption or sinking fund provisions applicable to the Ginkgo Class A Common Stock. All the outstanding shares of Ginkgo Class A Common Stock are validly issued, fully paid and nonassessable.

Preferred Stock

The Ginkgo Charter authorizes the Ginkgo Board, to the fullest extent permitted by applicable law, to issue up to an aggregate of 200,000,000 shares of Ginkgo preferred stock in one or more series from time to time by resolution, without further action by Ginkgo’s stockholders, and to fix the powers (which may include full, limited or no voting power), designations, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series (which rights may be greater than the rights of any or all of the classes of Ginkgo Class A Common Stock) and any qualifications, limitations or restrictions thereof. The issuance of Ginkgo preferred stock could adversely affect the voting power of holders of Ginkgo Class A Common Stock and the likelihood that such holders will receive dividend payments or payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of control or other corporate action. There were no issued and outstanding shares of preferred stock as of June 30, 2022.

Other Constituencies

In acknowledgment of our goal of serving all of our stakeholders over the long term, the Ginkgo Charter provides that, in addition to any other considerations which the Ginkgo Board, any committee thereof, or any individual director lawfully may take into account in determining whether to take or refrain from taking corporate action on any matter, including making or declining to make any recommendation to Ginkgo’s stockholders, the Ginkgo Board, any committee thereof, or any individual director may, in his, her, or its discretion, consider the long-term as well as the short-term interests of Ginkgo, taking into account and considering, as deemed appropriate, the effects of such action on Ginkgo’s (a) stockholders and (b) other stakeholders, including Ginkgo’s workforce, customers, suppliers, academic researchers, governments and communities, in the case of (b), as may be identified or revised by the Ginkgo Board from time to time. The Ginkgo Charter also provides that nothing in the Ginkgo Charter or the Ginkgo Bylaws, policy, or guideline adopted by us will (i) create any duty owed by any director to any person or entity to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration thereof or (ii) other than as vested in our stockholders to the extent provided under applicable law, be construed as creating any rights against any director or us. These constituency provisions grant discretionary authority only to the extent consistent with and permitted by law, and do not confer third-party beneficiary status on any person or entity.

Election, Appointment and Removal of Directors

Until the time at which the outstanding shares of Ginkgo Class B Common Stock cease to represent at least 2% of all of the outstanding shares of Ginkgo Common Stock, the holders of Ginkgo Class B Common Stock, voting separately as a class, will be entitled to nominate and elect a number of directors equal to 25% (rounded up to the nearest whole number) of the total number of directors constituting the Ginkgo Board (each such director, a “Class B Director”). All other directors of Ginkgo will be elected by the holders of Ginkgo Class A Common Stock and Class B Common Stock, voting together as a single class.

The total number of directors constituting the Ginkgo Board will be fixed from time to time by the Ginkgo Board, but will be subject to adjustment to ensure that the total number of directors that the holders of Ginkgo Class B Common Stock are entitled to nominate and elect is at least 25% of the total number of directors constituting the Ginkgo Board.

The Ginkgo Charter provides that any Class B Director may be removed from office (a) with cause, only by the affirmative vote of the holders of shares representing a majority of the voting power of all of the outstanding shares of Ginkgo Class B Common Stock and (b) without cause, by the affirmative vote of the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, voting together as a single class. Any director of Ginkgo other than a Class B Director may be removed from office, with or without cause, by the affirmative vote of the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, voting together as a single class.

The Ginkgo Charter provides that vacant directorships, including vacancies resulting from any increase in the total number of directors constituting the Ginkgo Board, may be filled only by the Ginkgo Board. Vacancies with respect to any Class B Director may be filled only by the remaining Class B Directors.

Committees of the Board of Directors

The Ginkgo Board has established, and will maintain, an audit committee, a nominating and corporate governance committee and a compensation committee, and may establish such other committees as it determines from time to time. For so long as any founder serving as a director of Ginkgo holds shares of Ginkgo Class B Common Stock, such director will not be permitted to serve as a member of the compensation committee of the Ginkgo Board. Subject to applicable requirements of the securities exchange on which equity securities of Ginkgo are then listed for trading, at any time that any Class B Director is serving as a director of Ginkgo, each committee (other than the compensation committee) of the Ginkgo Board must include at least one Class B Director unless a majority of the Class B Directors then serving approve the formation and composition of such committee.

Action by the Ginkgo Board of Directors to Terminate a Founder

Ginkgo may not terminate the employment of any founder for cause, or materially and adversely reduce the responsibilities, title or position of such founder for cause, without the prior written consent of such Founder, or make any determination that an event has occurred with respect to such founder that constitutes “cause” (as that term or any similar concept may be defined or used in any agreement relating to the employment of such founder by Ginkgo or any of its subsidiaries or any policy of Ginkgo or any of its subsidiaries applicable to the employment of such founder), unless such termination, reduction or determination has been approved by at least 75% of the directors of Ginkgo then in office.

Ginkgo may not terminate the employment of any founder other than for cause, or materially and adversely reduce the responsibilities, title or position of such Founder other than for cause, without the prior written consent of such founder, unless such termination or reduction has been approved by at least 75% of the directors of Ginkgo then in office and, if any founder who is not the subject of the action requiring such approval is then serving as a director of Ginkgo, at least one director of Ginkgo who is a founder.

Anti-Takeover Effects of the Ginkgo Charter and the Ginkgo Bylaws

The Ginkgo Charter and Ginkgo Bylaws contain certain provisions that may delay, discourage or impede efforts by another person or entity to acquire control of Ginkgo. We believe that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons or entities seeking to acquire control of us to first negotiate with the Ginkgo Board, which we believe may result in improvement of the terms of any such acquisition in favor of Ginkgo’s stockholders. However, these provisions also give the Ginkgo Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the securities exchange on which Ginkgo’s equity securities are then listed for trading. These additional shares of capital stock may be used for a variety of corporate purposes, including growth acquisitions, corporate finance transactions, and issuances under the Ginkgo 2021 Plan and the ESPP. The existence of authorized but unissued and unreserved capital stock could discourage or impede an attempt to obtain control of Ginkgo by means of a proxy contest, tender offer, merger, or otherwise.

Amendment of the Ginkgo Charter or the Ginkgo Bylaws

The DGCL generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as applicable, imposes a higher voting standard.

The Ginkgo Charter provides that certain provisions thereof may be adopted, amended, altered or repealed only upon the affirmative vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of capital stock of Ginkgo. Such provisions include those relating to (i) stockholder action by written consent, (ii) special meetings of stockholders, (iii) the Ginkgo Board (including the election, appointment and removal of directors), (iv) termination of the employment of any founder, material and adverse reduction of the responsibilities, title or position of any founder without the prior written consent of such founder, or determination that an event has occurred with respect to any founder that constitutes “cause”, (v) limitation of the personal liability of Ginkgo’s directors, and (vi) Ginkgo’s waiver of the corporate opportunity doctrine.

The Ginkgo Charter provides that the Ginkgo Bylaws may be adopted, amended, altered or repealed by the Ginkgo Board or by the affirmative vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of capital stock of Ginkgo (or, if the Ginkgo Board has recommended that stockholders approve such modification to the Ginkgo Bylaws, the affirmative vote of a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo).

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes of control of Ginkgo or its management such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Ginkgo Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of Ginkgo and to reduce Ginkgo’s vulnerability to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Ginkgo’s shares and, as a consequence, may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Multi-Class Structure

As described above, the Ginkgo Charter provides for a multi-class stock structure, which gives Ginkgo’s directors and employees (including the founders) and certain of their affiliated entities and trusts, for so long as they continue to collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, significant influence over all matters requiring stockholder approval, including the election of Ginkgo’s directors and significant corporate transactions, such as a merger or other sale of Ginkgo or all or substantially all of its assets.

No Cumulative Voting for Directors

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Ginkgo Charter does not provide for cumulative voting. As a result, the holders of shares of Ginkgo Class A Common Stock representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo will be able to elect all of the directors (other than the Class B Directors) then standing for election.

Vacancies on the Ginkgo Board

The Ginkgo Charter authorizes only the Ginkgo Board to fill vacant directorships, including vacancies resulting from any increase in the total number of directors constituting the Ginkgo Board. In addition, the total number of directors constituting the Ginkgo Board is permitted to be changed only by the Ginkgo Board, subject to the requirement that at least 25% of the total number of Ginkgo’s directors be Class B Directors (for so long as the outstanding shares of Ginkgo Class B Common Stock continue to represent at least 2% of all the outstanding shares of Ginkgo Class A Common Stock). These provisions could prevent a stockholder from increasing the total number of Ginkgo’s directors and then gaining control of the Ginkgo Board.

Requirements to Terminate Employment of Founders

The Ginkgo Charter requires that any termination by Ginkgo of the employment of any founder other than for cause, or material and adverse reduction of the responsibilities, title or position of such of such founder other than for cause without the prior written consent of such founder, be approved by at least 75% of the directors of Ginkgo then in office and, if any founder who is not the subject of the action requiring such approval is then serving as a director of Ginkgo, at least one director of Ginkgo who is a founder. This provision, together with the right of the holders of Ginkgo Class B Common Stock to nominate and elect 25% of the Ginkgo Board, could make it more difficult for a stockholder that gains control of the Ginkgo Board to effect changes in Ginkgo’s management.

Special Meetings of Stockholders, Action by Written Consent, and Advance Notice Requirements for Stockholder Proposals

Special Meetings of Stockholders

The Ginkgo Charter permits special meetings of Ginkgo’s stockholders to be called only by the Ginkgo Board, the chairman of the Ginkgo Board, Ginkgo’s chief executive officer or president, or, at any time that the holders of Ginkgo Class B Common Stock collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo. These provisions might delay the ability of Ginkgo’s stockholders to force consideration of a proposal or to take any action, including with respect to the removal of any of Ginkgo’s directors from office.

Stockholder Action by Written Consent

The Ginkgo Charter provides that Ginkgo’s stockholders may act by written consent only if (a) the action to be taken or effected has been approved by the affirmative vote of all of the directors of Ginkgo then serving or (b) the holders of Ginkgo Class B Common Stock collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo. As a result, if the holders of Ginkgo Class B Common Stock were to cease to collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, Ginkgo’s stockholders would not be able to take action by written consent on any matter and would only be able to take action at an annual or special meeting of stockholders, unless the Ginkgo Board had unanimously approved the action to be taken or effected.

Advance Notice Requirement for Stockholder Proposals and Director Nominations

The Ginkgo Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Ginkgo Board. In order for any matter to be “properly brought” before a meeting (and thereby considered or acted upon at such meeting), a stockholder will have to comply with certain advance notice requirements and provide Ginkgo with certain information. Stockholders at an annual meeting will only be permitted to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Ginkgo Board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and has delivered a timely notice, in the form and manner specified in the Ginkgo Bylaws, of such stockholder’s intention to bring such business before the meeting. These provisions might preclude Ginkgo’s stockholders from bringing matters before our annual meeting of stockholders or from nominating candidates for election to the Ginkgo Board, or might discourage or impede an attempt by a potential acquirer of Ginkgo to conduct a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise obtain control of Ginkgo.

Business Combinations

Ginkgo has elected not to be subject to Section 203 of the DGCL. Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

(1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of Ginkgo’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Because Ginkgo has opted out of Section 203 of the DGCL in the Ginkgo Charter, Section 203 of the DGCL will not apply to Ginkgo.

Warrants

Ginkgo Warrants

At the effective time of the SRNG Business Combination, each warrant to purchase shares of Old Ginkgo capital stock (each, an “Old Ginkgo Warrant”) that was outstanding and unexercised immediately prior to the effective time of the SRNG Business Combination (after giving effect to the company recapitalization, pursuant to which each Old Ginkgo Warrant to purchase shares of Old Ginkgo preferred stock became an Old Ginkgo Warrant to purchase shares of Old Ginkgo Class A common stock), other than such Old Ginkgo Warrants that were automatically exercised in full in accordance with their terms by virtue of the occurrence of the SRNG Business Combination immediately prior to the effective time of the SRNG Business Combination, were assumed by Ginkgo and converted into a warrant to purchase shares of Ginkgo Class A Common Stock on the same terms and subject to the same conditions (including as to vesting and exercisability) as were in effect with respect to such Old Ginkgo Warrant immediately prior to the effective time, with appropriate adjustments to the number of shares of Ginkgo Class A Common Stock underlying such warrant and the exercise price applicable thereto to account for the SRNG Business Combination.

SRNG Warrants

At the effective time of the domestication of SRNG as a Delaware corporation, each warrant to purchase SRNG ordinary shares (each, a “SRNG Warrant”) that was issued and outstanding immediately prior to the effective time of the domestication of SRNG as a Delaware corporation and not terminated pursuant to its terms was converted into a warrant to purchase shares of Ginkgo Class A Common Stock on the same terms and conditions (including as to vesting and exercisability) as were in effect with respect to such SRNG Warrant immediately prior to the effective time.

As of June 30, 2022, there are currently outstanding an aggregate of 51,824,895 warrants to acquire Ginkgo Class A Common Stock, which comprise 17,325,000 Private Placement Warrants held by the SRNG Sponsor and 34,499,895 Public Warrants (together, the “Ginkgo Warrants”).

Public Warrants

As of June 30, 2022, there were an aggregate of 34,499,895 Public Warrants outstanding, which entitle the holder to acquire Ginkgo Class A Common Stock. Each whole Public Warrant entitles the registered holder to purchase one share of Ginkgo Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, beginning on October 16, 2021, provided that Ginkgo has an effective registration statement under the Securities Act covering the Ginkgo Class A Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to such Ginkgo Class A Common Stock is available (or Ginkgo permits holder to exercise their respective warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a holder may exercise its Public Warrants only for a whole number of shares of Ginkgo Class A Common Stock. This means only a whole Public Warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless holder has at least five units, such holder will not be able to receive or trade a whole warrant. The Public Warrants will expire at 5:00 p.m., New York City time, on September 16, 2026 or earlier upon redemption or liquidation.

Redemption of Ginkgo Warrants for Cash

Ginkgo may call the Ginkgo Warrants for redemption for cash:

•	in whole and not in part;

•	at a price of $0.01 per Ginkgo Warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported closing price of the Ginkgo Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before Ginkgo sends the notice of redemption to the warrant holders.

Ginkgo may exercise its redemption right even if Ginkgo is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Ginkgo has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and Ginkgo issues a notice of redemption of the Ginkgo Warrants, each warrant holder will be entitled to exercise his, her or its Ginkgo Warrant prior to the scheduled redemption date. However, the price of the Ginkgo Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption Procedures and Cashless Exercise

If Ginkgo calls the Ginkgo Warrants for redemption as described above, Ginkgo’s management will have the option to require any holder that wishes to exercise his, her or its Ginkgo Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” Ginkgo’s management will consider, among other factors, Ginkgo’s cash position, the number of Warrants that are outstanding and the dilutive effect on Ginkgo’s stockholders of issuing the maximum number of shares of Ginkgo Class A Common Stock issuable upon the exercise of its Ginkgo Warrants. If Ginkgo management takes advantage of this option, all holders of Ginkgo Warrants would pay the exercise price by surrendering their Ginkgo Warrants for that number of shares of Ginkgo Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of Ginkgo Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” of the Ginkgo Class A Common Stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average reported closing price of the Ginkgo Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the Ginkgo management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Ginkgo Class A Common Stock to be received upon exercise of the Ginkgo Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

Ginkgo believes this feature is an attractive option to Ginkgo if Ginkgo does not need the cash from the exercise of the Ginkgo Warrants. If Ginkgo calls the Ginkgo Warrants for redemption and Ginkgo’s management does not take advantage of this option, the holders of the Private Placement Warrants and their permitted transferees would still be entitled to exercise their Private Placement Warrants or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Ginkgo Warrants on a cashless basis, as described in more detail below.

A holder of a Ginkgo Warrant may notify Ginkgo in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Ginkgo Class A Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Ginkgo Class A Common Stock is increased by a share capitalization payable in shares of Ginkgo Class A Common Stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of Ginkgo Class A Common Stock issuable on exercise of each Ginkgo Warrant will be increased in proportion to such increase in the outstanding shares of Ginkgo Class A Common Stock. A rights offering to holders of common stock entitling holders to purchase Ginkgo Class A Common Stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of Ginkgo Class A Common Stock equal to the product of (i) the number of shares of Ginkgo Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ginkgo Class A Common Stock) and (ii) the quotient of (x) the price per share of Ginkgo Class A Common Stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Ginkgo Class A Common Stock, in determining the price payable for Ginkgo Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of Ginkgo Class A Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the Ginkgo Class A Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Ginkgo, at any time while the Ginkgo Warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of Ginkgo Class A Common Stock on account of such Ginkgo Class A Common Stock (or other securities into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Ginkgo Class A Common Stock in respect of such event.

If the number of outstanding shares of Ginkgo Class A Common Stock is decreased by a consolidation, combination or reclassification of Ginkgo Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Ginkgo Class A Common Stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding share of Ginkgo Class A Common Stock.

Whenever the number of shares of Ginkgo Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the Ginkgo Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Ginkgo Class A Common Stock purchasable upon the exercise of the Ginkgo Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Ginkgo Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Ginkgo Class A Common Stock (other than those described above or that solely affects the par value of such Ginkgo Class A Common Stock), or in the case of any merger or consolidation of Ginkgo with or into another corporation (other than a consolidation or merger in which Ginkgo is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Ginkgo Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Ginkgo as an entirety or substantially as an entirety in connection with which Ginkgo is dissolved, the holders of the Ginkgo Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Ginkgo Warrants and in lieu of the Ginkgo Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Ginkgo Class A Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Ginkgo Warrants would have received if such holder had exercised their Ginkgo Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Ginkgo Class A Common Stock in such a transaction is payable in the form of Ginkgo Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Ginkgo Warrant properly exercises the Ginkgo Warrant within 30 days following public disclosure of such transaction, the Ginkgo Warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the Ginkgo Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Ginkgo Warrants when an extraordinary transaction occurs during the exercise period of the Ginkgo Warrants pursuant to which the holders of the Ginkgo Warrants otherwise do not receive the full potential value of the Ginkgo Warrants.

The Ginkgo Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Ginkgo. In connection with the SRNG Business Combination, Continental Stock Transfer & Trust Company assigned the warrant agreement to Computershare Trust Company, N.A. The warrant agreement provides that the terms of the Ginkgo Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any defective provision, or mistake, including to conform the provisions of the warrant agreement to the description of the terms of the Ginkgo Warrants and the warrant agreement set forth herein, (ii) adjusting the provisions relating to cash dividends on Ginkgo Class A Common Stock as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Ginkgo Warrants, provided that the approval by the holders of at least 50% of the then outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders of Public Warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, a majority of the then outstanding Private Placement Warrants. You should review a copy of the warrant agreement for a complete description of the terms and conditions applicable to the Ginkgo Warrants.

The Ginkgo Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Ginkgo, for the number of Ginkgo Warrants being exercised. The Ginkgo Warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Ginkgo Warrants and receive Ginkgo Class A Common Stock. After the issuance of Ginkgo Class A Common Stock upon exercise of the Ginkgo Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Private Placement Warrants

The Private Placement Warrants (including the Ginkgo Class A Common Stock issuable upon exercise of the Private Placement Warrants) became transferable, assignable or salable on October 16, 2021 but are not redeemable by Ginkgo for cash so long as they are held by the Sponsor, members of the Sponsor or their permitted transferees.

The initial purchasers of the Private Placement Warrants, or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Except as described in this section, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold in SRNG’s initial public offering, including that they may be redeemed for shares of Ginkgo Class A Common Stock. If the Private Placement Warrants are held by holders other than the Sponsor or their permitted transferees, the Private Placement Warrants will be redeemable by Ginkgo and exercisable by the holders on the same basis as the Public Warrants included in the units that were sold in SRNG’s initial public offering.

Exclusive Forum

The Ginkgo Bylaws provide that, unless Ginkgo otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have subject matter jurisdiction, another state or federal court located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for resolution of (a) any derivative action or proceeding brought on behalf of Ginkgo, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of Ginkgo to Ginkgo or any of Ginkgo’s stockholders, or any claim for aiding and abetting such an alleged breach, (c) any action governed by the “internal affairs doctrine” or arising pursuant to any provision of the Ginkgo Charter or Bylaws, or to interpret, apply, enforce or determine the validity of the Ginkgo Charter or Bylaws, or (d) any action asserting a claim against Ginkgo or any current or former director, officer, employee, agent or stockholder of Ginkgo (i) arising pursuant to any provision of the DGCL or (ii) as to which the DGCL confers jurisdiction on the Chancery Court. The foregoing will not apply, however, to any action, claim or proceeding as to which the Chancery Court (or, if applicable, another state or federal court located within the State of Delaware) determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination).

Notwithstanding the foregoing, unless Ginkgo otherwise consents in writing, the federal district courts of the United States will be the exclusive forum for the resolution of any action, claim or proceeding arising under the Securities Act of 1933.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and stockholders of corporations for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Ginkgo Charter includes a provision that eliminates, to the fullest extent permitted by the DGCL (as currently in effect or as it may in the future be amended), the personal liability of Ginkgo’s directors for damages for any breach of fiduciary duty as a director.

The Ginkgo Bylaws provide that, to the fullest extent permitted by the DGCL (as currently in effect or as it may in the future be amended), Ginkgo must indemnify and hold harmless and advance expenses to any of its directors and officers who is involved in any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Ginkgo or, while serving as a director or officer of Ginkgo, is or was serving at the request of Ginkgo as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity. Ginkgo also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Ginkgo’s directors, officers, and certain employees for some liabilities. Ginkgo believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Ginkgo Charter and the Ginkgo Bylaws may discourage stockholders from bringing lawsuits against Ginkgo’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Ginkgo’s directors and officers, even though such an action, if successful, might otherwise benefit Ginkgo and its stockholders. In addition, your investment in Ginkgo may be adversely affected to the extent that Ginkgo pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of Ginkgo’s directors, officers, or employees for which indemnification is sought.

Corporate Opportunities

The Ginkgo Charter provides for the renouncement by Ginkgo of any interest or expectancy of Ginkgo in, or being offered an opportunity to participate, in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into the possession of, any director of Ginkgo who is not an employee of Ginkgo or any of its subsidiaries, unless such matter, transaction, or interest is presented to, or acquired, created, or developed by, or otherwise comes into the possession of, that director first in that director’s capacity as a director of Ginkgo.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Ginkgo’s stockholders will have appraisal rights in connection with a merger or consolidation of Ginkgo. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of Ginkgo’s stockholders may bring an action in Ginkgo’s name to procure a judgment in Ginkgo’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Ginkgo’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent for Ginkgo Class A Common Stock and the warrant agent for the Warrants.

Listing

Ginkgo Class A Common Stock and the Public Warrants are listed on the NYSE under the symbols “DNA” and “DNA.WS”, respectively.

COMPARISON OF RIGHTS OF HOLDERS OF GINKGO CLASS A COMMON STOCK AND ZYMERGEN COMMON STOCK

The following is a summary of the material differences between the rights of holders of Ginkgo Class A Common Stock and the rights of holders of Zymergen Common Stock, but it is not a complete description of all of those differences, nor does it include a complete description of the specific rights referred to below. These differences arise from the governing corporate documents of the two companies, including the Ginkgo Charter, the Ginkgo Bylaws, the Zymergen Charter and the Zymergen Bylaws. Ginkgo is a Delaware corporation and Zymergen is a Delaware public benefit corporation. Both are governed by the DGCL. After completion of the Merger, the rights of Zymergen stockholders who become Ginkgo stockholders will be governed by the DGCL, the Ginkgo Charter and the Ginkgo Bylaws.

Ginkgo and Zymergen urge you to read each of the Ginkgo Charter, the Ginkgo Bylaws, the Zymergen Charter, and the Zymergen Bylaws in their entirety. For additional information, see “Where You Can Find More Information” beginning on page 316 of this proxy statement/prospectus and “Incorporation of Certain Information by Reference” beginning on page 317 of this proxy statement/prospectus.

Ginkgo	Zymergen
Authorized Capital Stock

Ginkgo is authorized to issue 16,000,000,000 shares of capital stock, consisting of:

(a)   200,000,000 shares of preferred stock, par value $0.0001 per share;

(b)   10,500,000,000 shares of Ginkgo Class A Common Stock, par value $0.0001 per share;

(c)   4,500,000,000 shares of Ginkgo Class B Common Stock, par value $0.0001 per share; and

(d)   800,000,000 shares of Ginkgo Class C Common Stock, par value $0.0001 per share.

Zymergen is authorized to issue 1,670,000,000 shares of capital stock, consisting of:

(a)   1,500,000,000 shares of common stock, par value $0.001 per share; and

(b)   170,000,000 shares of preferred stock, par value $0.001 per share.

Rights of Preferred Stock

The Ginkgo Charter authorizes the Ginkgo Board, to the fullest extent permitted by applicable law, to issue up to an aggregate of 200,000,000 shares of Ginkgo preferred stock in one or more series from time to time by resolution, without further action by Ginkgo’s stockholders, and to fix the voting powers (which may include full, limited or no voting power), designations, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof.

No shares of Ginkgo preferred stock are issued or outstanding as of the date of this proxy statement/prospectus or as of the Record Date.

The Zymergen Charter authorizes the Zymergen Board, to the fullest extent permitted by applicable law, to issue up to an aggregate of 170,000,000 shares of Zymergen preferred stock in one or more series from time to time by resolution, without further vote or action by Zymergen stockholders, and to fix the voting powers (full, limited, or no voting power), preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations and restrictions thereof, and the number of shares constituting any series or the designation of such series.

No shares of Zymergen preferred stock are issued or outstanding as of the date of this proxy statement/prospectus or as of the Record Date.

Number of Directors

Subject to the rights of the holders of any series of preferred stock with respect to the election of directors, the total number of directors constituting the Ginkgo Board will be fixed from time to time by the Ginkgo Board, but will be subject to adjustment to ensure that the total number of directors that the holders of Ginkgo Class B Common Stock are entitled to nominate and elect is at least 25% of the total number of directors constituting the Ginkgo Board. The Ginkgo Board currently consists of nine directors.	Subject to the rights of the holders of any series of preferred stock with respect to the election of directors, the Zymergen Board will consist of between five and 16 directors. The exact number of directors is fixed from time to time by resolution of the Zymergen Board. The Zymergen Board currently consists of eight directors.

Election of Directors

So long as Ginkgo Class B Common Stock cease to represent at least 2% of all of the outstanding shares of Ginkgo Common Stock, the holders of Ginkgo Class B Common Stock, voting separately as a class, will be entitled to nominate and elect a number of directors equal to one-quarter of the total number of directors of Ginkgo (the “Class B Directors”). Subject to the rights of the holders of any series of preferred stock with respect to the election of directors, all other directors of Ginkgo will be elected by the holders of Ginkgo Class A Common Stock and the holders of Ginkgo Class B Common Stock, voting together as a single class.	Subject to the rights of the holders of any series of preferred stock with respect to the election of additional directors under specific circumstances, all directors of Zymergen will be elected by a plurality in voting power of the shares present in person or represented by proxy at a meeting of the stockholders and entitled to vote in the election of directors.

Cumulative Voting

The Ginkgo Charter does not provide for cumulative voting in the election of directors.	The Zymergen Charter does not provide for cumulative voting in the election of directors.

Classification of Board of Director

The Ginkgo Board is not classified.	The Zymergen Board is divided into three classes, each consisting as nearly as possible to one-third of the total number of directors, with each class serving a three-year term and with only one class of directors being elected each year, except that Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the date Zymergen Common Stock is first publicly traded (the “IPO Date”), Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the IPO Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the IPO Date.

Removal of Directors

Subject to the rights of the holders of any series of preferred stock with respect to the election (and removal) of directors, the Ginkgo Charter provides that any Class B Directors may be removed from office (a) without cause, only by the affirmative vote of the holders of shares representing a majority of the voting power of all of the outstanding shares of Ginkgo Class B Common Stock or (b) with cause, by the affirmative vote of the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, voting together as a single class. Any director of Ginkgo other than a Class B Director may be removed from office, with or without cause, by the affirmative vote of the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, voting together as a single class.	No Zymergen director may be removed except for cause, and directors may be removed for cause only by an affirmative vote of shares representing not less than a majority of the shares then entitled to vote at an election of directors, subject to the rights that may be applicable to any outstanding preferred stock.

Vacancies on the Board of Directors

The Ginkgo Charter provides that vacant directorships, including vacancies resulting from any increase in the total number of directors constituting the Ginkgo Board, may be filled only by a vote of the majority of the remaining members of the Ginkgo Board, subject to the rights that may be applicable to any outstanding preferred stock. Vacancies with respect to any Class B Director may be filled only by a vote of a majority of the remaining Class B Directors, subject to the rights that may be applicable to any outstanding preferred stock.	The Zymergen Charter provides that any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors then in office, subject to the rights that may be applicable to any outstanding preferred stock.

Advance Notice Requirements for Stockholder Nominations and Proposals

The Ginkgo Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Ginkgo Board. In order for any matter to be “properly brought” before a meeting (and thereby considered or acted upon at such meeting), a stockholder must provide timely notice and provide Ginkgo with certain information. Stockholders at an annual meeting will only be permitted to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Ginkgo Board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and has delivered a timely notice, in the form and manner specified in the Ginkgo Bylaws, of such stockholder’s intention to bring such business before the meeting.	The Zymergen Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Zymergen Board. In order for any matter to be “properly brought” before a meeting (and thereby considered or acted upon at such meeting), a stockholder must provide timely notice and provide Zymergen with certain information. Stockholders at an annual meeting will only be permitted to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Zymergen Board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and has delivered a timely notice, in the form and manner specified in the Zymergen Bylaws, of such stockholder’s intention to bring such business before the meeting.

Amendments to Certificate of Incorporation

The Ginkgo Charter provides that the affirmative vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of capital stock of Ginkgo shall be required to adopt, amend, alter or repeal certain provisions of the Ginkgo Charter relating to (i) stockholder action by written consent, (ii) special meetings of stockholders, (iii) the Ginkgo Board (including the election, appointment and removal of directors), (iv) termination of the employment of any founder, material and adverse reduction of the responsibilities, title or position of any founder without the prior written consent of such founder, or determination that an event has occurred with respect to any founder that constitutes “cause”, (v) limitation of the personal liability of Ginkgo’s directors, (vi) Ginkgo’s waiver of the corporate opportunity doctrine, (vii) liability limitations, amendments to the Ginkgo Charter and (vii) amendments to the Ginkgo Bylaws. So long as any share of Ginkgo Class B Common Stock remains outstanding, Ginkgo shall not, without the prior affirmative vote of the holders of at least two-thirds of the outstanding shares of Ginkgo Class B Common Stock, voting as a separate class, adopt, amend, alter or repeal (by amendment, merger, consolidation or otherwise) certain provisions of the Ginkgo Charter in a manner that adversely affects the holders of Ginkgo Class B Common Stock. So long as any share of Ginkgo Class A Common Stock remains outstanding, Ginkgo shall not, without the prior affirmative vote of the holders of at least two-thirds of the outstanding shares of Ginkgo Class A Common Stock, voting as a separate class, adopt, amend, alter or repeal (by amendment, merger, consolidation or otherwise) certain provisions of the Ginkgo Charter in a manner that adversely affects the holders of Ginkgo Class A Common Stock.	The Zymergen Charter provides that the affirmative vote of the holders of at least two-thirds percent of the total voting power of all the then outstanding shares of capital stock of Zymergen entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of the Zymergen Charter relating to (i) rights of preferred stockholders, (ii) the Zymergen Board (including the election, appointment, removal and general powers of directors), (iii) annual and special meetings of stockholders, (iv) amendments to the Zymergen Bylaws, (v) the applicable forum for the adjudication of corporate governance matters relating to Zymergen and (vi) amendments to the Zymergen Charter.

Amendments to Bylaws

The Ginkgo Charter provides that the Ginkgo Bylaws may be adopted, amended, altered or repealed by the Ginkgo Board or by the affirmative vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of capital stock of Ginkgo (or, if the Ginkgo Board has recommended that stockholders approve such modification to the Ginkgo Bylaws, the affirmative vote of a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo).	The affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the total voting power of all the then outstanding shares of capital stock of Zymergen entitled to vote generally in the election of directors, voting together as a single class, shall be required for stockholders of Zymergen to amend or repeal, or adopt any provision of the Zymergen Bylaws.

Special Meetings of Stockholders

The Ginkgo Charter permits special meetings of Ginkgo’s stockholders to be called only by the Ginkgo Board, the chairman of the Ginkgo Board, Ginkgo’s chief executive officer or president, or, at any time that the holders of Ginkgo Class B Common Stock collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo.	The Zymergen Charter provides that, except as otherwise required by law or as otherwise expressly provided by the terms of any series of preferred stock with respect to such series of preferred stock, special meetings of the stockholders of Zymergen may be called only by Zymergen pursuant to a resolution adopted by a majority of the Zymergen Board then in office and by no other person.

Notice of Special Meetings of Stockholders

The Ginkgo Bylaws provide that for all meetings of the stockholders, including special meetings, written notice of the date, place and time of the meeting shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.	The Zymergen Bylaws provide that notice of all meetings of stockholders shall be in writing and contain notice of the date, time and place (if any) or means of remote communication (if any) by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and shall be given to each stockholder of record not less than ten (10) nor more than sixty (60) days before the date of the meeting. In the case of a special meeting of stockholders, the notice shall state the purpose or purposes for which the meeting is called.

Stockholder Action by Written Consent

The Ginkgo Charter provides that Ginkgo’s stockholders may act by written consent only if (a) the action to be taken or effected has been approved by the affirmative vote of all of the directors of Ginkgo then serving or (b) the holders of Ginkgo Class B Common Stock collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo.	The Zymergen Charter prohibits stockholder action by written consent.

Limitation of Personal Liability of Directors

The Ginkgo Charter provides that no director, to the fullest extent permitted by the DGCL (as currently in effect or as it may in the future be amended), will be personally liable to Ginkgo or its stockholders for monetary damages for breach of fiduciary duty as a director.	The Zymergen Charter provides that, to the fullest extent permitted by the DGCL, no director of Zymergen shall be personally liable to Zymergen or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to Zymergen its stockholders; any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law; unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

The Ginkgo Bylaws provide that, to the fullest extent permitted by the DGCL (as currently in effect or as it may in the future be amended), Ginkgo must indemnify and hold harmless and advance expenses to any of its directors and officers who is involved in any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Ginkgo or, while serving as a director or officer of Ginkgo, is or was serving at the request of Ginkgo as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity. Ginkgo also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Ginkgo’s directors, officers, and certain employees for some liabilities. Ginkgo believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The Ginkgo Bylaws further provide that Ginkgo shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of Ginkgo who was or is made or is threatened to be made a party or is otherwise involved in any legal proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of Ginkgo or is or was serving at the request of Ginkgo as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such legal proceeding.

The Zymergen Bylaws provide that Zymergen shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by the DGCL, any person who is made or threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any legal proceeding, by reason of the fact that such person is or was a director or officer of Zymergen, or while serving as a director or officer of Zymergen, is or was serving at the request of Zymergen as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, against expenses (including attorneys’ fees), judgments, fines (including ERISA excise taxes or penalties) and amounts paid in settlement actually and reasonably incurred by him or her in connection with such legal proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Zymergen, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Zymergen Bylaws also provide that Zymergen shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by the DGCL, any person who is made or threatened to be made a party to or is otherwise involved in a legal proceeding, by reason of the fact that such person is or was a director or officer of Zymergen or while serving as a director or officer of Zymergen, is or was serving at the request of Zymergen as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, against expenses (including attorneys’ fees), judgments, fines (including ERISA excise taxes or penalties) and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Zymergen, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

DGCL Section 203 Election

Ginkgo has elected not to be subject to Section 203 of the DGCL.	Zymergen has not opted out of Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Exclusive Forum

The Ginkgo Bylaws provide that, unless Ginkgo otherwise consents in writing, the Chancery Court (or, in the event that the Chancery Court does not have subject matter jurisdiction, another state or federal court located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for resolution of (a) any derivative action or proceeding brought on behalf of Ginkgo, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of Ginkgo to Ginkgo or any of Ginkgo’s stockholders, or any claim for aiding and abetting such an alleged breach, (c) any action governed by the “internal affairs doctrine” or arising pursuant to any provision of the Ginkgo Charter or Bylaws, or to interpret, apply, enforce or determine the validity of the Ginkgo Charter or Bylaws, or (d) any action asserting a claim against Ginkgo or any current or former director, officer, employee, agent or stockholder of Ginkgo (i) arising pursuant to any provision of the DGCL or (ii) as to which the DGCL confers jurisdiction on the Chancery Court. The foregoing will not apply, however, to any action, claim or proceeding as to which the	The Zymergen Charter provides that, unless Zymergen consents in writing to the selection of an alternative forum, the Chancery Court will be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of Zymergen, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any director, stockholder, officer or other employee of Zymergen to Zymergen or Zymergen’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the Zymergen Charter or the Zymergen Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Zymergen Charter or the Zymergen Bylaws, or (v) any action asserting an internal corporate claim (as defined in Section 115 of the DGCL) or a claim otherwise implicating the internal affairs of Zymergen, except for, as to each of (i) through (v) above, any claim as to which the Chancery Court determines that it does not have subject matter jurisdiction or that there is an indispensable party not subject to the personal jurisdiction of the Chancery Court, or which is statutorily vested in the exclusive

Chancery Court (or, if applicable, another state or federal court located within the State of Delaware) determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of the such court within 10 days following such determination).	jurisdiction of a court other than the Chancery Court. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following discussion is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below). The summary is not a complete description of all the U.S. federal income tax consequences of the Merger; it is not a substitute for tax advice. It applies only to U.S. Holders that hold their Zymergen Common Stock as a capital asset (generally, property held for investment) and use the U.S. dollar as their functional currency. In addition, it does not describe all of the tax considerations that may be relevant in light of the U.S. Holder’s particular circumstances, including tax consequences applicable to U.S. Holders subject to special rules, including but not limited to banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, U.S. expatriates, subchapter S corporations, partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes (or an investor in a subchapter S corporation, partnership or other pass-through entity), investors that hold Zymergen Common Stock as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction and holders that acquired their shares through the exercise of an employee stock option, in connection with an employee share incentive plan or otherwise as compensation or through a tax-qualified retirement plan. Further, this summary does not describe tax consequences arising under the alternative minimum tax or the Medicare tax on certain net investment income, the rules regarding “qualified small business stock” within the meaning of Section 1202 of the Code, or “Section 1244 stock” within the meaning of Section 1244 of the Code and does not address any U.S. federal taxes other than income taxes (such as estate and gift taxes) or any aspect of state, local or non-U.S. taxation.

As used herein, the term “U.S. Holder” means a beneficial owner of Zymergen Common Stock that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Zymergen Common Stock will depend on the status of the partner and the activities of the partnership. Partnerships holding Zymergen Common Stock and partners therein should consult their tax advisors regarding the consequences of the Merger.

This summary is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THE FOLLOWING SUMMARY IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO YOU IN CONNECTION WITH THE MERGER IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, INCLUDING U.S. FEDERAL ESTATE, GIFT AND OTHER NON-INCOME TAX CONSEQUENCES, AND TAX CONSEQUENCES UNDER STATE, LOCAL OR NON-U.S. TAX LAWS.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

Zymergen and Ginkgo intend to treat the exchange of shares of Zymergen Common Stock for shares of Ginkgo Class A Common Stock (and cash in lieu of fractional shares of Ginkgo Class A Common Stock, if any) in the Merger as an exchange in which gain or loss will be recognized for U.S. federal income tax purposes. Therefore, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the sum of the fair market value of the shares of Ginkgo Class A Common Stock and cash in lieu of fractional shares received and such U.S. Holder’s tax basis in the shares of Zymergen Common Stock surrendered pursuant to the Merger. A U.S. Holder’s tax basis and holding period in the shares of Zymergen Common Stock surrendered pursuant to the Merger and, therefore, the particular tax consequences for a U.S. Holder will depend upon the manner in which the disposed shares were acquired by such U.S. Holder. In the case of shares of Zymergen Common Stock acquired for cash, a U.S. Holder’s tax basis in the shares generally will equal the amount that such U.S. Holder paid for the shares. U.S. Holders should consult with their own tax advisors regarding the U.S. federal income tax consequences of the Merger to them in their own particular circumstances, as well as the tax consequences arising under other U.S. federal tax laws and the laws of any state, local or foreign taxing jurisdiction.

Gain or loss recognized by a U.S. Holder will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder’s holding period in such shares is more than one year at the time of the completion of the Merger. Gain or loss and a U.S Holder’s holding period with respect to its Zymergen Common Stock must be determined separately for each block of shares (that is, shares acquired at the same cost in a single transaction). A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations.

A U.S. Holder receiving shares of Ginkgo Class A Common Stock pursuant to the Merger will have a tax basis in such shares equal to their fair market value at the completion of the Merger and a holding period that begins with the day after the completion of the Merger.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to the proceeds received by a U.S. Holder pursuant to the Merger. Backup withholding generally will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 (or a substitute or successor form). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33 10786 “Amendments to Financial Disclosures about Acquired and Disposed Business” as adopted by the SEC on May 20, 2020.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 gives effect to the Merger as if the transaction had been completed on June 30, 2022 and combines the unaudited consolidated balance sheet of Ginkgo as of June 30, 2022 with Zymergen’s unaudited consolidated balance sheet as of June 30, 2022.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 give effect to the Merger as if it had occurred on January 1, 2021, the first day of Ginkgo’s fiscal year 2021, and combines the historical results of Ginkgo and Zymergen. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 combines the unaudited consolidated statement of operations and comprehensive loss of Ginkgo with Zymergen’s unaudited consolidated statement of operations and comprehensive loss for the six months ended June 30, 2022. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2021 combines the audited consolidated statement of operations and comprehensive loss of Ginkgo with Zymergen’s audited consolidated statement of operations and comprehensive loss for the fiscal year ended December 31, 2021.

The historical financial statements of Ginkgo and Zymergen have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to the transaction accounting adjustments which are necessary to account for the Merger in accordance with GAAP. These unaudited pro forma condensed combined financial statements do not include any adjustments not otherwise described herein, including such adjustments associated with Ginkgo’s acquisitions that have closed or may close after June 30, 2022, or the related financing of those acquisitions, as such acquisitions were not significant either individually or in the aggregate. The unaudited pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial information;

•

The separate audited consolidated financial statements of Ginkgo as of and for the fiscal year ended December 31, 2021 and the related notes, disclosed under “Index to Financial Statements of Ginkgo” beginning on page F-1 of this proxy statement/prospectus;

•

The separate unaudited condensed consolidated financial statements of Ginkgo as of and for the six months ended June 30, 2022 and the related notes, disclosed under “Index to Financial Statements of Ginkgo” beginning on page F-1 of this proxy statement/prospectus;

•

The separate audited consolidated financial statements of Zymergen as of and for the fiscal year ended December 31, 2021 and the related notes, included in Zymergen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021; and

•

The separate unaudited condensed consolidated financial statements of Zymergen as of and for the six months ended June 30, 2022 and the related notes, included in Zymergen’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

Description of the Merger

On July 24, 2022, Ginkgo, Merger Sub, and Zymergen entered into the Merger Agreement. If the Merger is completed, at the Effective Time, each share of Zymergen Common Stock that is issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a number of Ginkgo Class A Common Stock equal to the product of the number of shares of Zymergen Common Stock multiplied by the Exchange Ratio. No fractional shares will be issued in the Merger. Instead, Zymergen stockholders will receive cash in lieu of any fractional shares. Merger Consideration Value is equal to the product of the Merger Consideration and the Ginkgo Trading Price. Further, under the terms of the Merger Agreement:

•

Each in-the-money Zymergen Stock Option outstanding immediately prior to the closing of the Merger, whether vested or unvested, will automatically be cancelled and converted into a right to receive a number of Ginkgo Class A Common Stock equal to the excess of Merger Consideration Value over the exercise price per share of such Zymergen Stock Option, multiplied by the total number of Zymergen Common Stock issuable upon exercise in full of such Zymergen Stock Option divided by Ginkgo’s Class A Common Stock price, calculated as the volume weighted average of the trading prices (rounded to four decimal points) of Ginkgo’s Class A Common Stock for the five consecutive trading days ended on (and including) the trading day that is two full trading days prior to the Closing Date. Each Zymergen Stock Option with an exercise price per share equal to or greater than the Merger Consideration Value will be cancelled without any payment.

•

Each vested Zymergen RSU outstanding immediately prior to the closing of the Merger, will be cancelled and converted into a right to receive Merger Consideration. This includes any acceleration of vesting immediately prior to the closing of the Merger related to pre-existing awards held by members of the Zymergen Board, identified terminating Zymergen employees under Zymergen’s reduction in workforce plan (the “Zymergen RIF”), and certain Zymergen employees that received Zymergen RSUs and cash retention bonus payments pursuant to the Zymergen retention plans entered into in 2022 (the “Zymergen New Retention Plans”) in connection with the Merger. The number of employees expected to be terminated under the Zymergen RIF is not fixed and further terminations may be executed under the Zymergen RIF prior to close of the Merger. For the purposes of this unaudited pro forma condensed combined financial information, only terminations through August 5, 2022, the date as of which Ginkgo’s closing share price was taken for purposes of calculating estimated purchase consideration, were considered. Terminations subsequent to August 5, 2022 would result in the issuance of additional Ginkgo Class A Common Stock and the recognition of additional stock-based compensation expense than is presented in this unaudited pro forma condensed combined financial information.

•

Each unvested Zymergen RSU outstanding immediately prior to the closing of the Merger will be cancelled and converted into a Ginkgo RSU award with the same vesting terms and conditions. The number of shares of Zymergen Common Stock subject to such unvested Zymergen RSU immediately prior to the closing of the Merger will be converted into a Ginkgo RSU award for Ginkgo Class A Common Stock using the same Exchange Ratio underlying the Merger Consideration.

•

The Zymergen ESPP will terminate immediately prior to the completion of the Merger and any Zymergen ESPP participants in the current offering period will be allowed to purchase Zymergen Common Stock on the earlier of November 15, 2022 and the day immediately preceding the completion of the Merger. All shares issued or deemed issuable under the ESPP will receive Merger Consideration.

Accounting for the Merger

The Merger is expected to be accounted for as a business combination using the acquisition method with Ginkgo as the accounting acquirer in accordance with ASC 805. Under this method of accounting, the purchase consideration will be allocated to Zymergen’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the Merger, which is expected to close by the first quarter of 2023. The process of valuing the net assets of Zymergen immediately prior to the Merger, as well as evaluating accounting policies for conformity, is preliminary. In addition, the acquisition method of accounting requires the acquirer to recognize the consideration transferred at fair value. Because this is an all-stock transaction, the purchase consideration fluctuates with changes in Ginkgo’s stock price. That consideration is fixed on the date of completion of the Merger. Any differences between the estimated fair value of the purchase consideration and the estimated fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Alternatively, any excess of the estimated fair value of such assets and liabilities over the purchase consideration would be recorded as bargain purchase gain. Accordingly, the purchase consideration allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and subject to revision based on a final determination of fair value. Refer to Note 1, “Basis of Presentation” for more information.

The unaudited pro forma condensed combined financial information presented is for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the Merger had been completed on the dates set forth above, nor is it indicative of the future results or financial position of the combined company.

As a result of the foregoing, the unaudited pro forma condensed combined financial information is based on the preliminary information available and management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed and the preliminary value of the consideration transferred. The actual accounting may vary based on final analyses of the valuation of assets acquired and liabilities assumed, particularly in regard to definite-lived tangible and intangible assets, which could be material. Ginkgo will finalize the accounting for the Merger as soon as practicable within the measurement period in accordance with ASC 805, but in no event later than one year from the closing of the Merger.

The unaudited pro forma condensed combined financial information does not reflect any expected cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Merger, any termination, restructuring or other costs to integrate the operations of Ginkgo and Zymergen or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

GINKGO BIOWORKS HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2022

(in thousands)

	Ginkgo Historical As of June 30, 2022	Zymergen Reclassed As of June 30, 2022 (Note 2)	Zymergen Transaction Accounting Adjustments	(Note 4)		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$1,377,152	$213,558	$(2,302)	(a	)	$1,588,408
Accounts receivable, net	171,624	3,696	—			175,320
Accounts receivable – related parties	3,253	—	—			3,253
Inventory, net	8,102	6,107	(5,480)	(b	)	8,729
Prepaid expenses and other current assets ($6,500 from related party)	38,717	16,280	—			54,997

Total current assets	$1,598,848	$239,641	$(7,782)			$1,830,707

Property and equipment, net	176,221	70,590	—			246,811
Investments	89,068	—	—			89,068
Equity method investments	6,914	—	—			6,914
Intangible assets, net	39,180	7,380	6,784	(c	)	53,344
Goodwill	30,973	—	14,164	(d	)	45,137
Other non-current assets	53,015	153,357	(141,105)	(e	)	65,267

Total assets	$1,994,219	$470,968	$(127,939)			$2,337,248

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$19,459	$12,877	$—			$32,336
Deferred revenue (includes $13,089 from related parties)	45,504	4,410	—			49,914
Accrued expenses and other current liabilities	70,059	34,909	5,540	(f	)	110,508

Total current liabilities	$135,022	$52,196	$5,540			$192,758

Non-current liabilities:
Deferred rent, net of current	20,214	—	—			20,214
Deferred revenue, net of current portion (includes $133,066 from related parties)	156,981	3,798	—			160,779
Lease financing obligation	51,545	—	—			51,545
Warrant liabilities	27,294	—	—			27,294
Other non-current liabilities	36,107	178,351	(178,181)	(g	)	36,277

Total liabilities	$427,163	$234,345	$(172,641)			$488,867

Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—	—			—
Common stock	164	104	(94)	(h	)	174
Additional paid-in capital	5,098,018	1,560,628	(1,257,491)	(i	)	5,401,155
Accumulated deficit	(3,557,255)	(1,324,109)	1,302,287	(j	)	(3,579,077)
Accumulated other comprehensive loss	(5,496)	—	—			(5,496)

Total Ginkgo Bioworks Holdings, Inc. stockholders’ equity	1,535,431	236,623	44,702			1,816,756
Non-controlling interest	31,625	—	—			31,625

Total stockholders’ equity	$1,567,056	$236,623	$44,702			$1,848,381

Total liabilities and stockholders’ equity	$1,994,219	$470,968	$(127,939)			$2,337,248

See the accompanying notes to unaudited pro forma condensed combined financial information.

GINKGO BIOWORKS HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2022

(in thousands, except share and per share data)

	Ginkgo Historical Six Months Ended June 30, 2022	Zymergen Reclassed Six Months Ended June 30, 2022 (Note 2)	Zymergen Transaction Accounting Adjustments	(Note 5)		Pro Forma Combined
Foundry revenue	$65,730	$4,892	$—			$70,622
Biosecurity revenue:
Product	17,834	—	—			17,834
Service	229,459	—	—			229,459
Collaborations, grants and other	—	2,533	—			2,533

Total revenue	313,023	7,425	—			320,448

Costs and operating expenses:
Cost of Biosecurity product revenue	10,539	—	—			10,539
Cost of Biosecurity service revenue	138,804	—	—			138,804
Research and development	611,908	82,112	1,334	(a	)	695,354
General and administrative	873,195	54,795	607	(b	)	928,597
Goodwill impairment charge	—	40,645	—			40,645
Restructuring charges (benefit)	—	(315)	—			(315)

Total operating expenses	1,634,446	177,237	1,941			1,813,624

Loss from operations	(1,321,423)	(169,812)	(1,941)			(1,493,176)
Other (expense) income:
Interest income (expense), net	1,277	(17,370)	—			(16,093)
Loss on equity method investments	(31,053)	—	—			(31,053)
Loss on investments	(38,223)	—	—			(38,223)
Change in fair value of warrant liabilities	108,544	—	—			108,544
Gain on deconsolidation of subsidiary	15,900	—	—			15,900
Other income (expense), net	1,586	(1,417)	—			169

Total other (expense) income, net	58,031	(18,787)	—			39,244

Loss before income taxes	(1,263,392)	(188,599)	(1,941)			(1,453,932)
Income tax benefit	(229)	(15)	—	(c	)	(244)

Net loss	(1,263,163)	(188,584)	(1,941)			(1,453,688)
Net loss attributable to non-controlling interest	(3,833)	—	—			(3,833)

Net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders	$(1,259,330)	$(188,584)	$(1,941)			$(1,449,855)

Net loss per share attributable to Ginkgo Bioworks Holdings, Inc. common stockholders, basic and diluted	$(0.78)					$(0.85)
Weighted average common shares outstanding, basic and diluted	1,614,138,189		98,144,859	(d	)	1,712,283,048

See the accompanying notes to unaudited pro forma condensed combined financial information.

GINKGO BIOWORKS HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2021

(in thousands, except share and per share data)

	Ginkgo Historical Year Ended December 31, 2021	Zymergen Reclassed Year Ended December 31, 2021 (Note 2)	Zymergen Transaction Accounting Adjustments	(Note 5)		Pro Forma Combined
Foundry revenue	$112,989	$12,414	$—			$125,403
Biosecurity revenue:
Product	23,040	—	—			23,040
Service	177,808	—	—			177,808
Collaborations, grants and other	—	4,329	—			4,329

Total revenue	313,837	16,743	—			330,580

Costs and operating expenses:
Cost of Biosecurity product revenue	20,017	—	—			20,017
Cost of Biosecurity service revenue	109,673	—	—			109,673
Research and development	1,149,662	228,841	9,686	(a	)	1,388,189
General and administrative	862,952	106,657	15,978	(b	)	985,587
Restructuring charges (benefit)	—	28,808	—			28,808

Total operating expenses	2,142,304	364,306	25,664			2,532,274

Loss from operations	(1,828,467)	(347,563)	(25,664)			(2,201,694)
Other income (expense):
Interest income	837	64	—			901
Interest expense	(2,373)	(14,705)	—			(17,078)
Loss on equity method investments	(77,284)	—	—			(77,284)
Loss on investments	(11,543)	—	—			(11,543)
Change in fair value of warrant liabilities	58,615	1,849	—			60,464
Gain on settlement of partnership agreement	23,826	—	—			23,826
Other income (expense), net	(1,733)	(1,379)	—			(3,112)

Total other income (expense), net	(9,655)	(14,171)	—			(23,826)

Loss before income taxes	(1,838,122)	(361,734)	(25,664)			(2,225,520)
Income tax (benefit) provision	(1,480)	51	—	(c	)	(1,429)

Net loss	(1,836,642)	(361,785)	(25,664)			(2,224,091)
Net loss attributable to non-controlling interest	(6,595)	—	—			(6,595)

Net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders	$(1,830,047)	$(361,785)	$(25,664)			$(2,217,496)

Net loss per share attributable to Ginkgo Bioworks Holdings, Inc. common stockholders:
Basic	$(1.35)					$(1.52)
Diluted	$(1.39)					$(1.52)
Weighted average common shares outstanding:
Basic	1,359,848,803		98,144,859	(d	)	1,457,993,662
Diluted	1,360,373,343		98,144,859	(d	)	1,458,518,202

See the accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The unaudited pro forma condensed combined financial information and related notes are prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information.

Both Ginkgo’s and Zymergen’s historical financial statements were prepared in accordance with GAAP and presented in U.S. dollars. As discussed in Note 2, “Reclassification Adjustments”, certain reclassifications were made to align Zymergen’s financial statement presentation with that of Ginkgo. Ginkgo is currently in the process of evaluating Zymergen’s accounting policies, which will be finalized upon completion of the Merger, or as more information becomes available. As a result of that review, Ginkgo identified a material accounting policy difference related to the adoption date of ASC Topic 842, Leases (“ASC 842”). Zymergen has already adopted ASC 842 in its current period financial statements, whereas Ginkgo has not yet adopted ASC 842 and therefore continues to apply ASC Topic 840, Leases (“ASC 840”). Accordingly, an adjustment has been reflected in this unaudited pro forma condensed combined financial information to report Zymergen’s leases under ASC 840, resulting in the elimination of the operating right-of-use assets and lease liabilities that Zymergen historically recognized. Additional differences could be identified between the accounting policies of the two companies as Ginkgo finalizes its review.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, with Ginkgo identified as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement (“ASC 820”) and based on the historical consolidated financial statements of Ginkgo and Zymergen. Under ASC 805, assets acquired and liabilities assumed in a business combination are recognized and measured at their assumed acquisition date fair value with certain limited exceptions, while transaction costs associated with a business combination are expensed as incurred. The excess of purchase consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill, whereas the excess of the estimated fair value of assets acquired and liabilities assumed over the purchase consideration is recognized as a bargain purchase gain.

The unaudited pro forma condensed combined balance sheet is presented as if the Merger had occurred on June 30, 2022. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 give effect to the Merger as if it occurred on January 1, 2021.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings that may result from the Merger and integration costs that may be incurred. The pro forma adjustments represent Ginkgo’s best estimates and are based upon currently available information and certain assumptions that Ginkgo believes are reasonable under the circumstances. Ginkgo is not aware of any material transactions between Ginkgo and Zymergen during the periods presented. Accordingly, adjustments to eliminate transactions between Ginkgo and Zymergen have not been reflected in the unaudited pro forma condensed combined financial information.

Note 2. Reclassification Adjustments

During the preparation of this unaudited pro forma condensed combined financial information, management performed a preliminary analysis of Zymergen’s financial information to identify differences in accounting policies and financial statement presentation as compared to Ginkgo. The pro forma adjustments include adjustments to align Zymergen’s accounting policies to Ginkgo’s accounting policies and include certain reclassification adjustments to conform Zymergen’s historical financial statement presentation to Ginkgo’s financial statement presentation. Following the Merger, the combined company will finalize the review of accounting policies and reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

A)	Refer to the table below for a summary of reclassification adjustments made to present Zymergen’s historical balance sheet as of June 30, 2022 to conform with that of Ginkgo’s:

(in thousands)	Ginkgo Historical Consolidated Balance Sheet Line Items	Zymergen Historical Consolidated Balance Sheet Line Items	Zymergen Historical Consolidated Balances As of June 30, 2022	Reclassification		Zymergen Reclassed As of June 30, 2022
	Cash and cash equivalents	Cash and cash equivalents	$ 213,558	$—		$213,558
	Accounts receivable, net	Accounts receivable	1,272	2,424	(a)	3,696
	Accounts receivable—related parties		—	—		—
		Accounts receivable, unbilled	2,424	(2,424)	(a)	—
	Inventory, net	Inventories	6,107	—		6,107
	Prepaid expenses and other current assets ($6,500 from related party)	Prepaid expenses	11,814	4,466	(b)(c)	16,280
		Restricted cash, current	2,997	(2,997)	(b)	—
		Other current assets	1,469	(1,469)	(c)	—
		Restricted cash	10,016	(10,016)	(d)	—
	Property and equipment, net	Property and equipment, net	70,590	—		70,590
	Investments		—	—		—
	Equity method investments		—	—		—
		Operating lease right-of-use assets	141,105	(141,105)	(e)	—
	Intangible assets, net	Intangible assets, net	7,380	—		7,380
	Goodwill	Goodwill	—	—		—
	Other non-current assets	Other long-term assets	2,236	151,121	(d)(e)	153,357
	Accounts payable	Accounts payable	12,877	—		12,877
	Deferred revenue ($13,089 from related parties)	Deferred revenue	4,410	—		4,410
	Accrued expenses and other current liabilities	Accrued and other liabilities	27,009	7,900	(f)	34,909
		Short-term operating lease liabilities	7,900	(7,900)	(f)	—
		Short-term debt, net	—	—		—
		Short-term deferred rent	—	—		—
		Long-term operating lease liabilities	178,181	(178,181)	(g)	—
	Deferred rent, net of current portion	Long-term deferred rent	—	—		—
	Deferred revenue, net of current portion ($133,006 from related parties)		—	3,798	(h)	3,798
	Lease financing obligation		—	—		—
	Warrant liabilities		—	—		—
	Other non-current liabilities	Other long-term liabilities	3,968	174,383	(g)(h)	178,351
	Commitments and contingencies	Commitments and contingencies	—	—		—
	Preferred stock	Preferred stock	—	—		—
	Common stock	Common stock	104	—		104
	Additional paid-in capital	Additional paid-in capital	1,560,628	—		1,560,628
	Accumulated deficit	Accumulated deficit	(1,324,109)	—		(1,324,109)

(a)	Reclassification of $2.4 million of accounts receivable, unbilled to accounts receivable, net.
(b)	Reclassification of $3.0 million of restricted cash, current to prepaid expenses and other current assets.
(c)	Reclassification of $1.5 million of other current assets to prepaid expenses and other current assets.
(d)	Reclassification of $10.0 million of non-current restricted cash to other non-current assets.
(e)	Reclassification of $141.1 million of operating lease right-of-use assets to other non-current assets.
(f)	Reclassification of $7.9 million of short-term operating lease liabilities to accrued expenses and other current liabilities.
(g)	Reclassification of $178.2 million of long-term operating lease liabilities to other non-current liabilities.
(h)	Reclassification of $3.8 million of non-current deferred revenue within other long-term liabilities to deferred revenue, net of current portion.

B)

Refer to the table below for a summary of adjustments made to present Zymergen’s historical statements of operations and comprehensive loss for the six months ended June 30, 2022 to conform with that of Ginkgo’s:

(in thousands)	Ginkgo Historical Consolidated Statements of Operations and Comprehensive Loss Line Items	Zymergen Historical Consolidated Statements of Operations and Comprehensive Loss Line Items	Zymergen Six Months Ended June 30, 2022	Reclassification		Zymergen Reclassed Six Months Ended June 30, 2022
	Foundry revenue		$—	$ 4,892	(a)(b)	$ 4,892
	Biosecurity product revenue		—	—		—
	Biosecurity service revenue		—	—		—
		Revenues from research and development service agreements	4,412	(4,412)	(a)	—
		Automation revenue	480	(480)	(b)	—
		Collaboration and other revenue	2,079	454	(c)	2,533
		Grant revenue	454	(454)	(c)	—
	Cost of Biosecurity product revenue		—	—		—
	Cost of Biosecurity service revenue		—	—		—
		Cost of automation revenue	637	(637)	(d)	—
	Research and development	Research and development	59,925	22,187	(d)(e)	82,112
		Cost of service revenue	21,550	(21,550)	(e)	—
	General and administrative	General and administrative	47,999	6,796	(f)	54,795
		Sales and marketing	6,796	(6,796)	(f)	—
		Goodwill impairment charge	40,645	—		40,645
		Restructuring charges (benefit)	(315)	—		(315)
	Interest income (expense), net	Interest expense	(17,423)	53	(g)	(17,370)
		Interest income	53	(53)	(g)	—
	Loss on equity method investments		—	—		—
	(Loss) gain on investments		—	—		—
	Change in fair value of warrant liabilities	Gain (loss) on change in fair value of warrant liabilities	—	—		—
	Gain on deconsolidation of subsidiary		—	—		—
	Other (expense) income, net	Other expense, net	(1,417)	—		(1,417)
	Income tax benefit	Benefit from (provision for) income taxes	15	—		15

(a)	Reclassification of $4.4 million of revenues from research and development service agreements to foundry revenue.
(b)	Reclassification of $0.5 million of automation revenue to foundry revenue
(c)	Reclassification of $0.5 million of grant revenue to collaboration and other revenue.
(d)	Reclassification of $0.6 million of cost of automation revenue to research and development.
(e)	Reclassification of $21.6 million of cost of service revenue to research and development.
(f)	Reclassification of $6.8 million of sales and marketing to general and administrative.
(g)	Reclassification of $0.1 million of interest income to interest expense, net.

C)

Refer to the table below for a summary of adjustments made to present Zymergen’s historical statements of operations and comprehensive loss for the year ended December 31, 2021 to conform with that of Ginkgo’s:

(in thousands)	Ginkgo Historical Consolidated Statements of Operations and Comprehensive Loss Line Items	Zymergen Historical Consolidated Statements of Operations and Comprehensive Loss Line Items	Zymergen Year Ended December 31, 2021	Reclassification		Zymergen Reclassed Year Ended December 31, 2021
	Foundry revenue		$—	$12,414	(a)	$12,414
	Biosecurity product revenue		—	—		—
	Biosecurity service revenue		—	—		—
		Revenues from research and development service agreements	12,414	(12,414)	(a)	—
		Collaboration and other revenue	4,329	—		4,329
	Cost of Biosecurity product revenue		—	—		—
	Cost of Biosecurity service revenue		—	—		—
	Research and development	Research and development	159,120	69,721	(b)	228,841
		Cost of service revenue	69,721	(69,721)	(b)	—
	General and administrative	General and administrative	83,009	23,648	(c)	106,657
		Sales and marketing	23,648	(23,648)	(c)	—
		Restructuring charges	28,808	—		28,808
	Interest income	Interest income	64	—		64
	Interest expense	Interest expense	(14,705)	—		(14,705)
	Loss on equity method investments		—	—		—
	Loss on investments		—	—		—
	Change in fair value of warrant liabilities	Gain (loss) on change in fair value of warrant liabilities	1,849	—		1,849
	Gain on settlement of partnership agreement		—	—		—
	Other (expense) income, net	Other income (expense), net	(1,379)	—		(1,379)
	Income tax (benefit) provision	(Provision for) benefit from income taxes	(51)	—		(51)

(a)	Reclassification of $12.4 million of revenues from research and development service agreements to foundry revenue.
(b)	Reclassification of $69.7 million of cost of service revenue to research and development.
(c)	Reclassification of $23.6 million of sales and marketing to general and administrative.

Note 3. Estimated Consideration and Preliminary Purchase Consideration Allocation

Preliminary purchase consideration

Estimated purchase consideration of approximately $297.3 million is based on the Ginkgo’s closing share price of $3.07 on August 5, 2022. The value of purchase consideration will change based on fluctuations in the share price of the Ginkgo Class A Common Stock and the number of shares of Zymergen Common Stock outstanding on the closing date. The following table summarizes the components of the estimated purchase consideration:

(in thousands, except per-share information and the exchange ratio)	Amount
Zymergen Common Stock outstanding as of June 30, 2022	103,828
Estimated Zymergen Common Stock underlying in-the-money Zymergen Stock Options (i)	36
Estimated Zymergen Common Stock underlying Zymergen RSUs accelerated upon closing of the Merger under pre-existing clause (ii)	224
Estimated Zymergen Common Stock underlying Zymergen RSUs accelerated under the Zymergen RIF and the Zymergen New Retention Plans (iii)	2,753
Estimated Zymergen Common Stock underlying ESPP (iv)	82

Estimated total Zymergen Common Stock	106,923
Exchange ratio	0.9179

Estimated equivalent Ginkgo Class A Common Stock to be issued	98,145
Closing price of Ginkgo Class A Common Stock on August 5, 2022	$3.07

Estimated Merger Consideration	$301,305

Estimated fair value of Ginkgo RSUs attributable to precombination service (v)	2,917
Estimated fair value of accelerated Zymergen RSUs related to the Zymergen RIF and the Zymergen New Retention Plans attributable to post-combination service (iii)	(6,959)

Preliminary estimated purchase consideration	$297,263

(i)

Zymergen Stock Options that are in-the-money will have the right to Merger Consideration equal to the Option Consideration Value divided by Ginkgo’s Class A Common Stock price. All other options will be cancelled for no consideration.

(ii)

Vested Zymergen RSUs, including those accelerated immediately prior to the closing of the Merger, will be converted into a right to receive Merger Consideration. Pursuant to the terms of certain pre-existing Zymergen awards, unvested Zymergen RSUs held by members of the Zymergen Board will automatically vest upon a change in control. The clause that triggers the acceleration of vesting for these Zymergen RSUs was pre-existing and not modified in contemplation of the Merger. Accordingly, the acceleration of vesting for members of the Zymergen Board will be recognized as a component of purchase consideration and not stock-based compensation expense in Ginkgo’s unaudited pro forma condensed combined financial information.

(iii)

Certain Zymergen RSUs held by identified terminating Zymergen employees under the Zymergen RIF and Zymergen employees that received Zymergen RSUs under the Zymergen New Retention Plans include provisions that accelerates the vesting terms upon change in control and thus will be cancelled and converted to the right to receive Merger Consideration. Pursuant to the Zymergen RIF, terminated Zymergen employees receive partial acceleration of vesting upon termination under a pre-existing clause, which will be recognized as part of purchase consideration. In addition to the partial acceleration, the Zymergen RIF modified the terms of the existing Zymergen RSUs to include a provision that accelerates the vesting of the terminated employees’ remaining unvested Zymergen RSUs upon a change in control. Because these changes were done in contemplation of the Merger, and Ginkgo agreed to the modification to these awards as part of the negotiations for the Merger, Ginkgo will reflect the acceleration of vesting upon a change in control as stock-based compensation expense upon the closing of the Merger. Additionally, pursuant to the Zymergen New Retention Plans, certain Zymergen RSUs issued under such plans will vest upon the closing of the Merger. Accordingly, Ginkgo expects to record a one-time stock-based compensation charge of $7.0 million, comprised of $3.8 million of expense for the portion of Zymergen RSUs held by terminated Zymergen employees that will accelerate upon a change in control and $3.2 million of expense for the Zymergen RSUs issued under the Zymergen New Retention Plans that will vest upon the closing of the Merger, which is excluded from purchase consideration. See Note 4, “Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet” for further detail.
(iv)	Immediately prior to the closing of the Merger, Zymergen’s ESPP will terminate and all shares of Zymergen Common Stock deemed issuable under the ESPP will receive Merger Consideration.
(v)

Rather than providing Merger Consideration, Ginkgo will replace all other unvested Zymergen RSUs not part of (ii) and (iii) above with Ginkgo RSUs. The replacement Ginkgo RSUs will have similar vesting terms as the original Zymergen RSUs. Ginkgo has preliminarily determined that there is no incremental fair value being provided to the holders of replacement Ginkgo RSUs. Accordingly, Ginkgo will account for the portion of the estimated fair value of Ginkgo’s RSUs attributable to the precombination service period as a component of estimated purchase consideration, with the remainder of the estimated fair value recognized in Ginkgo’s unaudited pro forma condensed combined financial information as stock-based compensation expense over the remaining vesting term in the period subsequent to the Merger.

Because the estimated purchase consideration is dependent on the market price of Ginkgo’s Class A Common Stock, the preliminary estimated purchase consideration could fluctuate significantly based on changes in the Ginkgo Class A Common Stock share price up to the closing date. A sensitivity analysis related to the fluctuation in the Ginkgo Class A Common Stock share price was performed to assess the impact a hypothetical change of 10% on the closing price of Ginkgo Class A Common Stock on August 5, 2022 would have on the estimated purchase consideration as of the closing date. A hypothetical decrease in the share price of Ginkgo’s Class A Common Stock of less than 10% or more may result in a bargain purchase gain.

(in thousands, except share data)	Stock Price	Total Estimated Consideration
10% increase	$3.38	$327,014
10% decrease	$2.76	$267,527

Preliminary purchase consideration allocation

The assumed accounting for the Merger, including the preliminary purchase consideration, is based on provisional amounts, and the associated purchase accounting is not final. The preliminary allocation of the purchase consideration to the acquired assets and assumed liabilities was based upon the preliminary estimate of fair values. For the preliminary estimate of fair values of assets acquired and liabilities assumed of Zymergen, Ginkgo used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. Ginkgo is expected to use widely accepted income-based, market-based, and cost-based valuation approaches upon finalization of purchase accounting for the Merger. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma adjustments are based upon available information and certain assumptions that Ginkgo believes are reasonable under the circumstances. The unaudited pro forma adjustments relating to the Ginkgo and Zymergen combined financial information are preliminary and subject to change, as additional information becomes available and as additional analyses are performed.

The following table summarizes the preliminary purchase consideration allocation, as if the Merger had been completed on June 30, 2022:

(in thousands)	Amount
Assets:
Cash and cash equivalents	$213,558
Accounts receivable	3,696
Inventory (i)	627
Prepaid expenses and other current assets	16,280
Property and equipment (ii)	70,590
Intangible assets (iii)	14,164
Goodwill	14,164
Other non-current assets	12,252
Accounts payable	(12,877)
Deferred revenue (iv)	(4,410)
Accrued expenses and other current liabilities	(26,813)
Deferred revenue, net of current portion (iv)	(3,798)
Other non-current liabilities	(170)

Estimated preliminary purchase consideration	$297,263

(i)

Zymergen’s automation inventory has not been adjusted from its carrying value of $0.6 million as Ginkgo’s preliminary determination is that the carrying value of such inventory approximates its fair value. The unaudited pro forma condensed combined balance sheet has been adjusted to derecognize $5.5 million related to Zymergen’s consumables inventory to align with Ginkgo’s accounting policy of expensing lab supplies upon purchase. Refer to Note 4, “Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet” for further detail.

(ii)

The unaudited pro forma condensed combined balance sheet has not been adjusted with respect to Zymergen’s property and equipment (consisting of computers and software, furniture and office equipment, machinery and equipment, leasehold improvements, and construction in progress) as Ginkgo’s preliminary determination is that the carrying value of such property and equipment approximates fair value.

(iii)

Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of developed technology of $14.2 million with an estimated useful life of 12.0 years. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the amortization expense of approximately $0.1 million for the six months ended June 30, 2022 and $0.1 million for the year ended December 31, 2021. Pro forma amortization is preliminary and based on the use of straight-line amortization. The amount of amortization following the completion of the Merger may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset.

(iv)

The unaudited pro forma condensed combined financial information presented reflects the early adoption of Accounting Standards Update (“ASU”) 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under this new standard, deferred revenue acquired in a business combination is measured pursuant to ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), rather than at its assumed acquisition date fair value. Ginkgo early adopted the requirements of ASU 2021-08 and is required to apply the amendments prospectively to all business combinations that occurred on or after April 1, 2022. The adoption of the standard will have no retrospective impact to Ginkgo or Zymergen’s historical financial statements. In connection with the adoption of ASU 2021-08, Ginkgo did not change the historical book value of Zymergen’s deferred revenue in this unaudited pro forma condensed combined financial information. Ginkgo’s accounting policy analysis related to Zymergen’s accounting for its contracts with customers will be finalized upon the closing of the Merger. Accordingly, any deferred revenue in this unaudited pro forma condensed combined financial information is preliminary and subject to change.

Note 4 – Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The following are adjustments that assume the Merger was consummated on June 30, 2022 and are included in the Zymergen Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet as of June 30, 2022:

(a) In connection with the Zymergen New Retention Plans, certain employees were granted cash retention bonuses, a portion of which becomes payable upon a change in control. This preliminary adjustment reflects a reduction to cash and cash equivalents of $2.3 million for the estimated payments to be made to Zymergen employees upon a change in control.

(b) Reflects the policy conformity adjustment to expense Zymergen’s previously capitalized consumables inventory and conform to Ginkgo’s accounting policy for inventory. This adjustment derecognizes the consumables inventory balance of $5.5 million from the unaudited pro forma condensed combined balance sheet as of June 30, 2022.

(c) Reflects the preliminary adjustments of $6.8 million for the estimated fair value of acquired intangibles in accordance with the acquisition method of accounting. Refer to Note 3, “Estimated Consideration and Preliminary Purchase Consideration Allocation” above for additional information.

(in thousands)	Amount
Pro forma transaction accounting adjustments:
Eliminate Zymergen’s historical net book value of intangible assets	$(7,380)
Record the preliminary fair value of acquired intangible assets	14,164

Net pro forma transaction accounting adjustment to intangible assets, net	$6,784

(d) Reflects the preliminary goodwill adjustment of $14.2 million as a result of the Merger, which represents the excess of the preliminary purchase consideration transferred over the fair value of the assets acquired and liabilities assumed. Refer to Note 3, “Estimated Consideration and Preliminary Purchase Consideration Allocation” above for additional information.

(e) Reflects the policy conformity adjustment to derecognize Zymergen’s right-of-use asset of $141.1 million from other non-current assets resulting from the reversal of Zymergen’s accounting for its leases pursuant to ASC 842 and conforming to Ginkgo’s accounting policy for recognizing leases in accordance with ASC 840.

(f) Reflects the preliminary adjustments to accrued expenses and other current liabilities for the following:

(in thousands)	Amount
Pro forma transaction accounting adjustments:
Remove short-term operating lease liability (i)	$(7,900)
Record estimated and incurred transaction costs (ii)	12,561
Record Ginkgo’s estimated and incurred equity issuance costs (iii)	1,075
Remove liability related to Zymergen ESPP (iv)	(196)

Net pro forma transaction accounting adjustment to accrued expenses and other current liabilities	$5,540

(i)

Remove the short-term portion of Zymergen’s operating lease liability from accrued expenses and other current liabilities resulting from the reversal of Zymergen’s accounting for its leases pursuant to ASC 842 and conforming to Ginkgo’s accounting policy for recognizing leases in accordance with ASC 840.

(ii)

Record transaction costs of $6.3 million incurred since June 30, 2022 or expected to be incurred by Ginkgo, as well as $6.3 million incurred since June 30, 2022 or expected to be incurred by Zymergen in connection with the Merger. As of June 30, 2022, Ginkgo had accrued for $1.5 million and Zymergen had accrued for $2.2 million of transaction costs incurred in connection with the Merger in their respective historical financial information.

(iii)	Record equity issuance costs incurred since June 30, 2022 or expected to be incurred by Ginkgo related to the issuance of Ginkgo Class A Common Stock in conjunction with the Merger.
(iv)

Eliminate the liability related to Zymergen’s ESPP in connection with the payment of the preliminary purchase consideration (see “Description of the Merger” and Note 3, “Estimated Consideration and Preliminary Purchase Consideration Allocation” for further detail regarding the impact of the Merger on the ESPP).

(g) Reflects the policy conformity adjustments to derecognize Zymergen’s long-term lease liability of $178.2 million from other non-current liabilities resulting from the reversal of Zymergen’s adoption of ASC 842 to conform to Ginkgo’s accounting policy for recognizing leases in accordance with ASC 840.

(h) Reflects the preliminary adjustments to eliminate Zymergen’s historical Common Stock and record the par value of the estimated Ginkgo Class A Common Stock issued to acquire Zymergen. See Note 3, “Estimated Consideration and Preliminary Purchase Consideration Allocation” for further detail.

(in thousands)	Amount
Pro forma transaction accounting adjustments:
Eliminate Zymergen’s historical Common Stock	$(104)
Record par value of estimated shares of Ginkgo Class A Common Stock issued to acquire Zymergen	10

Net pro forma transaction accounting adjustment to Common Stock	$(94)

(i) Reflects the preliminary adjustments to additional paid-in capital for the following:

(in thousands)	Amount
Pro forma transaction accounting adjustments:
Eliminate Zymergen’s historical additional paid-in capital (i)	$(1,560,628)
Record estimated purchase consideration in excess of the par value of Ginkgo Class A Common Stock issued to acquire Zymergen (ii)	297,253
Record Ginkgo Class A Common Stock issued for accelerated Zymergen RSUs under the Zymergen RIF and the Zymergen New Retention Plans (iii)	6,959
Record Ginkgo’s estimated and incurred equity issuance costs (iv)	(1,075)

Net pro forma transaction accounting adjustment to additional paid-in capital	$(1,257,491)

(i)	Eliminate Zymergen’s historical additional paid-in capital.
(ii)	Record the estimated purchase consideration in excess of the par value of Ginkgo Class A Common Stock issued to acquire Zymergen.
(iii)

Record Ginkgo Class A Common Stock issued in exchange for Zymergen RSUs accelerated under the Zymergen RIF and the Zymergen New Retention Plans. The Zymergen RSUs will be cancelled and converted to the right to receive Ginkgo Class A Common Stock at the closing of the Merger. The estimated fair value of the Merger Consideration which is not included in purchase consideration will be recognized by Ginkgo as a one-time stock-based compensation charge upon the closing of the Merger, as these awards require no further service by Zymergen employees. See Note 3, “Estimated Consideration and Preliminary Purchase Consideration Allocation” for further detail.

(iv)

Record equity issuance costs incurred since June 30, 2022 and expected to be incurred by Ginkgo related to the issuance of Ginkgo Class A Common Stock in connection with the Merger as a reduction to additional paid-in capital.

(j) Reflects the preliminary adjustments to accumulated deficit for the following:

(in thousands)	Amount
Pro forma transaction accounting adjustments:
Eliminate Zymergen’s accumulated deficit (i)	$1,324,109
Record stock-based compensation expense for accelerated Zymergen RSUs under the Zymergen RIF and the Zymergen New Retention Plans (ii)	(9,261)
Record estimated and incurred transaction costs (iii)	(12,561)

Net pro forma transaction accounting adjustment to accumulated deficit	$1,302,287

(i)	Eliminate Zymergen’s historical accumulated deficit.
(ii)

Record one-time stock-based compensation charge for (a) Zymergen RSUs accelerated under the Zymergen RIF and the Zymergen New Retention Plans and (b) cash paid to Zymergen employees upon a change in control pursuant to the Zymergen New Retention Plans. The Zymergen RSUs will be cancelled and converted to the right to receive Ginkgo Class A Common Stock at the closing of the Merger. The estimated fair value of the Merger Consideration related to the acceleration of vesting of the Zymergen RSUs, as well as the portion of the cash retention bonuses paid upon a change in control, is not included in purchase consideration, but instead will be recognized by Ginkgo as a one-time stock-based compensation charge upon the closing of the Merger as these awards require no further service by Zymergen employees. See Note 3, “Estimated Consideration and Preliminary Purchase Consideration Allocation” for further detail.

(iii)	Record transaction costs that were both incurred and are estimated to be incurred by Ginkgo and Zymergen in connection with the since post June 30, 2022. See adjustment (f) above for further detail.

Note 5 – Pro Forma Adjustments to the Unaudited Condensed Combined Statements of Operations

Adjustments included in the Zymergen Transaction Accounting Adjustments column of the accompanying unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 and year ended December 31, 2021 are as follows:

(a) Reflects the adjustments to research and development (“R&D”) expense for the following:

(in thousands)	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Pro forma transaction accounting adjustments:
Record stock-based compensation expense for Zymergen RSUs issued and cash retention bonuses paid under the Zymergen New Retention Plans (i)	$1,473	$7,851
Record incremental rent expense for Zymergen’s operating leases (ii)	420	748
Remove historical Zymergen amortization of intangible assets (iii)	(1,149)	(1,197)
Record amortization of fair value of Zymergen’s intangible assets (iv)	590	1,180
Record expense for Zymergen’s consumables inventory (v)	—	1,104

Net pro forma transaction accounting adjustment to research and development expense	$1,334	$9,686

(i)

Record preliminary stock-based compensation expense for Zymergen RSUs issued and cash retention bonuses paid to certain Zymergen employees under the Zymergen New Retention Plans. Certain Zymergen employees were granted modifications to their RSUs which accelerated a portion of the vesting upon a change in control and required future service for the remainder of the vesting term. In addition, certain Zymergen employees were granted cash retention bonuses, a portion of which becomes payable upon a change in control, with the remainder payable within six months following the closing of the Merger. Of the total stock-based compensation expense of $7.9 million recognized through this adjustment to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, $3.6 million represents a one-time charge.

(ii)	Record incremental rent expense resulting from alignment of accounting policy for Zymergen’s operating leases.
(iii)	Remove historical Zymergen amortization of intangible assets.
(iv)	Record amortization of the estimated fair value of intangible assets.
(v)	Record incremental expense related to the alignment of Zymergen’s consumables inventory to Ginkgo’s.

(b) Reflects the adjustments to general and administrative (“G&A”) expense for the following:

(in thousands)	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Pro forma transaction accounting adjustments:
Record stock-based compensation expense for Zymergen RSUs issued and cash retention bonuses paid under the Zymergen New Retention Plans (i)	$368	$3,974
Record incremental rent expense for Zymergen’s operating leases (ii)	239	328
Remove historical Zymergen amortization of intangible assets (iii)	—	(885)
Record estimated and incurred transaction costs (iv)	—	12,561

Net pro forma transaction accounting adjustment to general and administrative expense	$607	$15,978

(i)

Record preliminary stock-based compensation expense for Zymergen RSUs issued and cash retention bonuses paid to certain Zymergen employees under Zymergen New Retention Plans. Certain Zymergen employees were granted modifications to their RSUs which accelerated a portion of the vesting upon a change in control and required future service for the remainder of the vesting term. In addition, certain Zymergen employees were granted cash retention bonuses, a portion of which becomes payable upon a change in control, with the remainder payable within six months following the closing of the Merger. Of the total stock-based compensation expense of $4.0 million recognized through this adjustment to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, $1.9 million represents a one-time charge.

(ii)	Record incremental rent expense resulting from alignment of accounting policy for Zymergen’s operating leases.
(iii)	Remove historical Zymergen amortization of intangible assets.
(iv)

Record transaction costs related to the Merger incurred or estimated to be incurred by Ginkgo and Zymergen since June 30, 2022 which are nonrecurring and are not anticipated to affect the unaudited pro forma condensed combined statements of operations beyond twelve months after the closing of the Merger.

(c) Ginkgo has considered the impact of the business combination fair value and other pro forma adjustments that impact current and deferred taxes, and due to the significant valuation allowances, no adjustments to current or deferred taxes are needed (but will have certain presentational adjustments in the deferred tax component section of footnotes). As such, post-Merger there will be a full valuation allowance against deferred tax assets resulting in no overall impact on deferred taxes. The effective tax rate of the combined company could be different (either higher or lower) depending on post-Merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the unaudited pro forma condensed combined financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the Merger.

(d) The pro forma basic and diluted weighted average shares outstanding of 98,144,859 shares as of June 30, 2022 and December 31, 2021 are a combination of historic weighted average shares of Ginkgo Class A Common Stock and shares of Ginkgo Class A Common Stock issued as Merger Consideration.

LEGAL MATTERS

The validity of the shares of Ginkgo Class A Common Stock issuable pursuant to the Merger will be passed upon for Ginkgo by Ropes & Gray LLP.

EXPERTS

Ginkgo

Ernst & Young LLP, independent registered public accounting firm, has audited Ginkgo’s consolidated financial statements at December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, as set forth in their report. Ginkgo’s financial statements have been included in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Allonnia, LLC as of December 31, 2021 and 2020 and for the period from November 27, 2019 (inception) through December 31, 2019 included in this prospectus have been audited by Wolf & Company, P.C., independent public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Zymergen

The consolidated financial statements of Zymergen Inc. appearing in Zymergen Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2021, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING

The SEC’s rules permit us to deliver a single set of proxy materials to one address shared by two or more of our stockholders. This delivery method is referred to as “householding” and can result in significant cost savings. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple stockholders who share an address, unless we received contrary instructions from the impacted stockholders prior to the mailing date. We agree to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any stockholder at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the proxy materials, contact Celeste Ferber, Senior VP, Legal, Zymergen Inc., 5959 Horton Street, Suite 700, Emeryville, CA 94608.

If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future proxy materials for your household, please contact Celeste Ferber, Senior VP, Legal, Zymergen Inc., 5959 Horton Street, Suite 700, Emeryville, CA 94608; telephone: (415) 801-8073.

FUTURE STOCKHOLDER PROPOSALS

Zymergen Stockholder Proposals

If the Merger Agreement is not adopted by the requisite vote of the Zymergen stockholders or if the Merger is not completed for any reason, Zymergen intends to hold an annual meeting of its stockholders in 2023 (the “2023 annual meeting”). If the 2023 annual meeting occurs, to be considered for inclusion in next year’s proxy materials, Zymergen stockholder proposals must be submitted in writing by December 21, 2022, to Zymergen’s Secretary at 5959 Horton Street, Suite 700, Emeryville, CA 94608. If Zymergen stockholders wish to submit a proposal (including a director nomination) at the meeting that is not to be included in next year’s proxy materials, Zymergen stockholders must provide specified information in writing to Zymergen’s corporate Secretary at the address above no earlier than February 2, 2023, and no later than March 4, 2023; provided, however, that if the 2023 annual meeting of stockholders is held before May 3, 2023, or after July 2, 2023, notice by the Zymergen stockholders to be timely must be received not earlier than the opening of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Zymergen stockholders are also advised to review Zymergen’s Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Submissions for director nomination must include (1) the full name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class and number of shares of each class of capital stock of Zymergen which are owned of record and beneficially by such nominee, (4) the date or dates on which such shares were acquired and the investment intent of such acquisition, (5) a statement whether such nominee, if elected, intends to tender, promptly following such person’s failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation effective upon acceptance of such resignation by the Zymergen Board, and (6) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, as well as certain information related to any stockholder proposing such nominee. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

WHERE YOU CAN FIND MORE INFORMATION

Ginkgo and Zymergen each file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. In addition, Ginkgo’s website is located at www.ginkgobioworks.com and Zymergen’s website is located at www.zymergen.com. Through links on the “Investors” portion of Ginkgo’s and Zymergen’s respective websites, each makes available free of charge its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, any amendments to those reports and other information filed with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. Such material is made available through Ginkgo’s and Zymergen’s respective websites as soon as reasonably practicable after Ginkgo and Zymergen, as applicable, electronically files the information with, or furnishes it to, the SEC. The information contained on or that can be accessed through Ginkgo’s and Zymergen’s respective websites does not constitute part of this proxy statement/prospectus, except for Zymergen’s reports filed with the SEC that are specifically incorporated herein by reference. See “Incorporation of Certain Information by Reference” beginning on page 317 of this proxy statement/prospectus. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including Ginkgo and Zymergen, that file electronically with the SEC. The address of that site is www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Ginkgo has filed with the SEC a registration statement on Form S-4 under the Securities Act. The SEC allows Zymergen to “incorporate by reference” information into this proxy statement/prospectus, which means that Zymergen can disclose important information about Zymergen and the Merger by referring you to another document filed separately by Zymergen with the SEC. The information incorporated by reference herein is considered to be a part of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents and reports listed below (other than, in each case, the portions that are deemed to have been furnished and not filed in accordance with SEC rules):

•	Zymergen’s Annual Report on Form 10-K for the year ended December 31, 2021 (filed with the SEC on March 30, 2022);

•	Zymergen’s Quarterly Reports on Form 10-Q for the period ended March 31, 2022 (filed with the SEC on May 12, 2022) and June 30, 2022 (filed with the SEC on August 15, 2022);

•	Zymergen’s Definitive Proxy Statement for its 2022 Annual Meeting filed with the SEC on April 20, 2022;

•

The description of Zymergen’s Common Stock contained in it’s Registration Statement on Form 8-A filed with the SEC on April 19, 2021, including any amendments to reports for the purpose of updating this description; and

•	Zymergen’s Current Reports on Form 8-K filed with the SEC on January 10, 2022, March 3, 2022, March 8, 2022, June 3, 2022, July 25, 2022 and August 25, 2022.

Zymergen also incorporates by reference the information contained in all other documents it files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than the portions that are deemed to have been furnished and not filed in accordance with SEC rules, unless otherwise indicated therein) on or after the date of this proxy statement/prospectus and prior to the termination of the issuance of shares of Ginkgo Class A Common Stock under this proxy statement/prospectus. The information contained in any such document will be considered part of this proxy statement/prospectus from the date the document is filed with the SEC. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Zymergen will provide to each person, including any beneficial owner, to whom a proxy statement/prospectus (or a notice of registration in lieu thereof) is delivered a copy of any or all of the documents incorporated by reference into this proxy statement/prospectus (including any exhibits that are specifically incorporated by reference in those documents) at no cost. Any such request can be made by writing or telephoning us at the following address and telephone number:

Zymergen Inc.

5959 Horton Street, Suite 700

Emeryville, CA 94608

(415) 801-8073

If you would like to request any documents, please do so by October 10, 2022 in order to receive them before the Special Meeting.

INDEX TO FINANCIAL STATEMENTS OF GINKGO

Audited consolidated financial statements of Ginkgo Bioworks Holdings, Inc. and subsidiaries

Unaudited condensed consolidated financial statements of Ginkgo Bioworks Holdings, Inc. and subsidiaries

ALLONNIA, LLC

Audited consolidated financial statements for the years ended December 31, 2021 and 2020

Audited consolidated financial statements for the year ended December 31, 2020 and period from November 27, 2019 (inception) through December 31, 2019

Independent Auditors’ Report	F-115
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-116
Consolidated Statements of Operations for the year ended December 31, 2020 and period from November 27, 2019 (inception) through December 31, 2019	F-117
Consolidated Statements of Changes in Members’ Equity for the years ended December 31, 2020 and period from November 27, 2019 (inception) through December 31, 2019	F-118
Consolidated Statements of Cash Flows for the years December 31, 2020 and period from November 27, 2019 (inception) through December 31, 2019	F-119
Notes to Consolidated Financial Statements	F-120

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Ginkgo Bioworks Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ginkgo Bioworks Holdings, Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Boston, Massachusetts

March 28, 2022, except for Note 25(a), as to which the date is August 31, 2022

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$1,550,004	$380,801
Accounts receivable, net	131,544	16,694
Accounts receivable - related parties	4,598	5,212
Inventory, net	3,362	2,736
Prepaid expenses and other current assets	33,537	21,099

Total current assets	1,723,045	426,542
Property and equipment, net	145,770	121,435
Investments	102,037	74,200
Equity method investments	13,194	28,924
Intangible assets, net	21,642	3,294
Goodwill	21,312	1,857
Loans receivable, net of current portion	—	13,298
Other non-current assets	43,990	5,603

Total assets	$2,070,990	$675,153

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$8,189	$13,893
Deferred revenue (includes $12,502 and $22,101 from related parties)	33,240	28,823
Accrued expenses and other current liabilities	93,332	30,505

Total current liabilities	134,761	73,221
Non-current liabilities:
Deferred rent, net of current portion	18,746	12,678
Deferred revenue, net of current portion (includes $148,319 and $97,977 from related parties)	155,991	99,652
Lease financing obligation	22,283	16,518
Warrant liabilities	135,838	—
Other non-current liabilities	35,992	3,032

Total liabilities	503,611	205,101

Commitments and contingencies (Note 14)
Stockholders’ equity (1):
Preferred stock, $0.0001 par value; 200,000,000 shares authorized; none issued	—	—
Class A, Class B and Class C common stock $0.0001 par value; 15,800,000,000 shares authorized (Class A 10,500,000,000, Class B 4,500,000,000, Class C 800,000,000); 1,690,990,815 (Class A 1,326,146,808, Class B 364,844,007, Class C 0) and 1,289,014,925 (Class A 974,224,443, Class B 314,790,482, Class C 0) shares issued as of December 31, 2021 and 2020, respectively; 1,611,392,152 (Class A 1,273,976,963, Class B 337,415,189, Class C 0) and 1,288,595,876 (Class A 974,166,577, Class B 314,429,299, Class C 0) shares outstanding as of December 31, 2021 and 2020, respectively	161	129
Additional paid-in capital	3,804,844	929,125
Accumulated deficit	(2,297,925)	(467,878)
Accumulated other comprehensive loss	(1,715)	—

Total Ginkgo Bioworks Holdings, Inc. stockholders’ equity	1,505,365	461,376
Non-controlling interest	62,014	8,676

Total stockholders’ equity	1,567,379	470,052

Total liabilities and stockholders’ equity	$2,070,990	$675,153

(1)	Balances as of December 31, 2020 have been retroactively restated for the reverse recapitalization as described in Note 2.

The accompanying notes are an integral part of these consolidated financial statements.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,
	2021	2020	2019
Foundry revenue (related party revenue of $47,161, $42,535 and $35,268 for the years ended 2021, 2020 and 2019, respectively)	$112,989	$59,221	$54,184
Biosecurity revenue:
Product	23,040	8,707	—
Service	177,808	8,729	—

Total revenue	313,837	76,657	54,184

Costs and operating expenses:
Cost of Biosecurity product revenue	20,017	6,705	—
Cost of Biosecurity service revenue	109,673	8,906	—
Research and development	1,149,662	159,767	96,299
General and administrative	862,952	38,306	29,483

Total operating expenses	2,142,304	213,684	125,782

Loss from operations	(1,828,467)	(137,027)	(71,598)
Other (expense) income:
Interest income	837	2,582	5,756
Interest expense	(2,373)	(2,385)	(2,421)
Loss on equity method investments	(77,284)	(396)	(27,533)
Loss on investments	(11,543)	(3,733)	(27,200)
Change in fair value of warrant liabilities	58,615	—	—
Gain on settlement of partnership agreement	23,826	8,286	1,587
Other (expense) income, net	(1,733)	7,839	1,574

Total other (expense) income, net	(9,655)	12,193	(48,237)

Loss before income taxes	(1,838,122)	(124,834)	(119,835)
Income tax (benefit) provision	(1,480)	1,889	22

Net loss	(1,836,642)	(126,723)	(119,857)
Net loss attributable to non-controlling interest	(6,595)	(114)	(530)

Net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders	$(1,830,047)	$(126,609)	$(119,327)

Net loss per share attributable to Ginkgo Bioworks Holdings, Inc. (1) common stockholders:
Basic	$(1.35)	$(0.10)	$(0.10)
Diluted	$(1.39)	$(0.10)	$(0.10)
Weighted average common shares outstanding (1)
Basic	1,359,848,803	1,274,766,915	1,149,000,417
Diluted	1,360,373,343	1,274,766,915	1,149,000,417
Comprehensive loss:
Net loss	$(1,836,642)	$(126,723)	$(119,857)
Other comprehensive loss:
Foreign currency translation adjustment	(1,715)	—	—

Total other comprehensive loss	(1,715)	—	—

Comprehensive loss	$(1,838,357)	$(126,723)	$(119,857)

(1)	Amounts for the year ended December 31, 2020 and 2019 have been retroactively restated for the reverse recapitalization as described in Note 2.

The accompanying notes are an integral part of these consolidated financial statements.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(in thousands, except share data)

	Series B, C, D, E Convertible Preferred Stock		Old Ginkgo Common Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2018 (as previously reported)	14,943,599	$149	8,555,710	$86	—	$—
Retroactive application of the reverse recapitalization	(14,943,599)	(149)	(8,555,710)	(86)	1,153,356,703	116

Balance as of December 31, 2018	—	—	—	—	1,153,356,703	116
Exercise of stock options	—	—	—	—	500,621	—
Issuance of Series E convertible preferred stock, net of issuance costs of $4,830	—	—	—	—	69,812,427	7
Beneficial conversion feature of convertible promissory notes	—	—	—	—	—	—
Conversion of convertible promissory notes into Series E convertible preferred stock	—	—	—	—	69,151,117	7
Vesting of restricted stock awards	—	—	—	—	367,858	—
Repurchase of common stock	—	—	—	—	—	—
Retirement of treasury stock	—	—	—	—	(37,626,694)	(4)
Issuance of warrants to purchase convertible preferred stock	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—

Balance as of December 31, 2019	—	—	—	—	1,255,562,032	126
Exercise of stock options	—	—	—	—	1,921,941	—
Issuance of Series E convertible preferred stock, net of issuance costs of $0	—	—	—	—	30,855,065	3
Vesting of restricted stock awards	—	—	—	—	256,838	—
Stock-based compensation expense	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—

Balance as of December 31, 2020	—	—	—	—	1,288,595,876	129
Issuance of common stock upon exercise or vesting of equity awards	—	—	—	—	91,080,290	9
Vesting of restricted stock - earnouts	—	—	—	—	38,798,801	4
Tax withholdings related to net share settlement of equity awards	—	—	—	—	(797,313)	—
Founder shares repurchase	—	—	—	—	(2,707,280)	—
Issuance of warrants to purchase Series D convertible preferred stock	—	—	—	—	—	—
Issuance of Series D and B convertible preferred stock upon exercise of warrants	—	—	—	—	1,013,708	—
Issuance of Series E convertible preferred stock in exchange for warrants	—	—	—	—	408,497	—
Issuance of common stock for a business acquisition	—	—	—	—	1,633,937	—
Issuance of common stock upon reverse recapitalization, net of offering costs (Note 3)	—	—	—	—	193,365,636	19
Assumption of Public and Private Placement Warrants	—	—	—	—	—	—
Contributions from non-controlling interests	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance as of December 31, 2021	—	$—	—	$—	1,611,392,152	$161

The accompanying notes are an integral part of these consolidated financial statements.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(in thousands, except share data)

	Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- Controlling Interest	Total Stockholders’ Equity
	Shares	Amount
Balance as of December 31, 2018 (as previously reported)	(756,633)	$(24,449)	$450,268	$(221,942)	$—	$9,320	$213,432
Retroactive application of the reverse recapitalization	(36,379,256)	(4)	123	—	—	—	—

Balance as of December 31, 2018	(37,135,889)	(24,453)	450,391	(221,942)	—	9,320	213,432
Exercise of stock options	—	—	7	—	—	—	7
Issuance of Series E convertible preferred stock, net of issuance costs of $4,830	—	—	208,794	—	—	—	208,801
Beneficial conversion feature of convertible promissory notes	—	—	(12,651)	—	—	—	(12,651)
Conversion of convertible promissory notes into Series E convertible preferred stock	—	—	211,601	—	—	—	211,608
Vesting of restricted stock awards	—	—	—	—	—	—	—
Repurchase of common stock	(490,805)	(408)	—	—	—	—	(408)
Retirement of treasury stock	37,626,694	24,861	(24,857)				—
Issuance of warrants to purchase convertible preferred stock	—	—	150	—	—	—	150
Stock-based compensation expense	—	—	771	—	—	—	771
Net loss and comprehensive loss	—	—	—	(119,327)	—	(530)	(119,857)

Balance as of December 31, 2019	—	—	834,206	(341,269)	—	8,790	501,853
Exercise of stock options	—	—	26	—	—	—	26
Issuance of Series E convertible preferred stock, net of issuance costs of $0	—	—	94,417	—	—	—	94,420
Vesting of restricted stock awards	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	476	—	—	—	476
Net loss and comprehensive loss	—	—	—	(126,609)	—	(114)	(126,723)

Balance as of December 31, 2020	—	—	929,125	(467,878)		8,676	470,052
Issuance of common stock upon exercise or vesting of equity awards	—	—	167	—	—	—	176
Vesting of restricted stock - earnouts	—	—	(4)	—	—	—	—
Tax withholdings related to net share settlement of equity awards	—	—	(9,463)	—	—	—	(9,463)
Founder shares repurchase	—	—	(24,998)	—	—	—	(24,998)
Issuance of warrants to purchase Series D convertible preferred stock	—	—	300	—	—	—	300
Issuance of Series D and B convertible preferred stock upon exercise of warrants	—	—	—	—	—	—	—
Issuance of Series E convertible preferred stock in exchange for warrants	—	—	—	—	—	—	—
Issuance of common stock for a business acquisition	—	—	15,160	—	—	—	15,160
Issuance of common stock upon reverse recapitalization, net of offering costs (Note 3)	—	—	1,509,610	—	—	—	1,509,629
Assumption of Public and Private Placement Warrants	—	—	(194,453)	—	—	—	(194,453)
Contributions from non-controlling interests	—	—	—	—	—	59,933	59,933
Stock-based compensation expense	—	—	1,579,400	—	—	—	1,579,400
Foreign currency translation	—	—	—	—	(1,715)	—	(1,715)
Net loss	—	—	—	(1,830,047)	—	(6,595)	(1,836,642)

Balance as of December 31, 2021	—	$—	$3,804,844	$(2,297,925)	$(1,715)	$62,014	$1,567,379

The accompanying notes are an integral part of these consolidated financial statements.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net loss	$(1,836,642)	$(126,723)	$(119,857)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	29,076	13,864	10,755
Stock-based compensation	1,606,020	476	771
Non-cash equity consideration	(24,185)	—	—
Loss on equity method investments	77,284	396	27,533
Loss on investments	11,543	3,733	27,200
Change in fair value of loans receivable	3,508	(1,061)	(914)
Change in fair value of warrant liabilities	(58,615)	—	—
Other non-cash activity	(270)	—	(728)
Changes in operating assets and liabilities:
Accounts receivable ($614, ($995) and ($2,221) from related parties)	(114,094)	(14,228)	(1,843)
Prepaid expenses and other current assets	(2,981)	(11,352)	(4,031)
Inventory	(626)	(2,736)	—
Other non-current assets	(539)	1,834	(2,361)
Accounts payable	(2,247)	7,019	664
Accrued expenses and other current liabilities	44,796	8,665	4,170
Deferred revenue, current and non-current ($40,743, ($22,253) and $3,112 from related parties)	(10,498)	(19,423)	4,883
Deferred rent, non-current	6,032	1,045	9,095
Other non-current liabilities	18,620	2,661	—

Net cash used in operating activities	(253,818)	(135,830)	(44,663)

Cash flows from investing activities:
Purchases of property and equipment	(56,521)	(57,821)	(22,219)
Purchases and issuances of loan receivable	—	(10,100)	(2,250)
Proceeds from loans receivable	304	800	—
Purchase of investments	(5,000)	—	(50,133)
Business acquisition, net of cash acquired	(12,040)	—	—

Net cash used in investing activities	(73,257)	(67,121)	(74,602)

Cash flows from financing activities:
Proceeds from reverse recapitalization, net of redemptions of $867,253 and offering costs of $108,118 (Note 3)	1,509,629	—	—
Proceeds from exercise of stock options	167	26	7
Repurchases of common stock	(24,998)	—	(408)
Taxes paid related to net share settlement of equity awards	(9,463)	—	—
Principal payments on capital leases and lease financing obligation	(1,123)	(748)	(828)
Proceeds from lease financing obligation	—	—	476
Contributions from non-controlling interests	59,933	—	—
Proceeds from issuance of convertible promissory notes, net of issuance costs	—	—	198,957
Proceeds from issuance of Series E convertible preferred stock, net of issuance costs	—	91,040	212,181

Net cash provided by financing activities	1,534,145	90,318	410,385

Effect of foreign exchange rates on cash and cash equivalents	(19)	—	—

Net increase (decrease) in cash, cash equivalents and restricted cash	1,207,051	(112,633)	291,120
Cash, cash equivalents and restricted cash, beginning of period	385,877	498,510	207,390

Cash, cash equivalents and restricted cash, end of period	$1,592,928	$385,877	$498,510

The accompanying notes are an integral part of these consolidated financial statements.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2021	2020	2019
Supplemental disclosure of cash flow information:
Cash paid for interest	$2,370	$2,572	$2,348
Cash paid for income taxes	$61	$—	$31
Supplemental disclosure of non-cash investing and financing activities:
Purchases of equipment through capital leases	$1,981	$—	$406
Purchases of property and equipment included in accounts payable and accrued expenses	$1,815	$14,458	$605
Equity received in related parties	$61,554	$—	$24,480
Purchase of non-marketable equity securities	$10,000	$—	$—
Issuance of common stock for a business acquisition	$15,087	$—	$—
Acquisition date fair value of contingent consideration	$8,760	$—	$—
Purchases and issuances of loans receivable	$—	$375	$2,744
Initial fair value of warrant liabilities	$194,453	$—	$—
Conversion of convertible promissory notes to preferred stock	$195	$—	$211,608
Series E convertible preferred stock issuance costs included in accrued expenses	$—	$—	$3,380
Lease financing obligation for build-to-suit lease	$6,120	$—	$—

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods shown above:

	As of December 31,
	2021	2020	2019
Cash and cash equivalents	$1,550,004	$380,801	$495,287
Restricted cash	42,924	5,076	3,223

Total cash, cash equivalents and restricted cash	$1,592,928	$385,877	$498,510

The accompanying notes are an integral part of these consolidated financial statements.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

Business

The mission of Ginkgo Bioworks Holdings, Inc. (“New Ginkgo”, or the “Company”) is to make biology easier to engineer. The Company designs custom cells for customers across multiple markets. Since inception, the Company has devoted its efforts to improving its platform for programming cells to enable customers to leverage biology to create impactful products across a range of industries. The Company’s platform comprises (i) equipment, robotic automation, software, data pipelines and tools, and standard operating procedures for high throughput genetic engineering, fermentation, and analytics (referred to collectively as the “Foundry”), (ii) a library of proprietary genetic assets and associated performance data (referred to collectively as “Codebase”), and (iii) the Company’s team of expert users, developers and operators of the Foundry and Codebase.

On September 16, 2021, Soaring Eagle Acquisition Corp. (“SRNG”) consummated the merger transaction contemplated by the agreement and plan of merger, dated as of May 11, 2021, and amended on May 14, 2021 (the “Merger Agreement”), by and among SRNG, SEAC Merger Sub Inc., a wholly owned subsidiary of SRNG (“Merger Sub”), and Ginkgo Bioworks, Inc. (“Old Ginkgo”), whereby Merger Sub merged with and into Old Ginkgo, the separate corporate existence of Merger Sub ceased and Old Ginkgo survived the merger as a wholly owned subsidiary of SRNG (the “Business Combination”). In connection with the consummation of the Business Combination, SRNG changed its name to “Ginkgo Bioworks Holdings, Inc.” and, among other transactions contemplated by the Merger Agreement, the existing equity holders of Old Ginkgo exchanged their equity interests of Old Ginkgo for equity interests of New Ginkgo.

As a result of the Business Combination, the shares and corresponding capital amounts and loss per share related to Old Ginkgo’s outstanding convertible preferred stock and common stock prior to the Business Combination have been retroactively restated to reflect the Exchange Ratio established in the Merger Agreement. See Note 3 for additional information on the Business Combination.

Risks and Uncertainties

The Company is subject to a number of risks including rapid technological change, regulatory change, technical feasibility, commercial viability, public perception of genetically modified organisms, uncertain market acceptance of products derived from engineered organisms, alternative means of production, government funding of biosecurity initiatives, data and cybersecurity breaches, and dependence on key vendors and personnel.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) outbreak a global pandemic. Since then, extraordinary actions have been taken by authorities to contain and manage the outbreak and spread of COVID-19 around the world. Consistent with the actions taken by governmental authorities, the Company has taken steps to protect its workforce and support the community efforts. From approximately March 2020 to June 2020, the Company operated at a reduced capacity. The Company also restricted non-essential travel and allowed most of its non-laboratory workforce to work remotely. In June 2020, the Company resumed modified on-site operations for its lab workers following the Center for Disease Control and Prevention guidance on mitigating and preventing the spread of COVID-19 in the workplace. The COVID-19 pandemic caused some disruption in the Company’s operations and the Company experienced partial suspensions and delays in servicing certain customer contracts. However, the Company believes that the COVID-19 pandemic did not have a material adverse impact on its financial condition or results of operations. The Company continues to monitor and assess the effects of COVID-19 on its financial condition, results of operations and cash flows.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with the rules and regulations of the Securities and Exchange Commission (“SEC”) and generally accepted accounting principles in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The Business Combination was accounted for as a reverse recapitalization, in accordance with U.S. GAAP (the “Reverse Recapitalization”). Under this method of accounting, SRNG was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Old Ginkgo issuing stock for the net assets of SRNG, accompanied by a recapitalization. The net assets of SRNG are stated at historical cost, with no goodwill or other intangible assets recorded. The determination of Old Ginkgo as the accounting acquirer was primarily based on the fact that Old Ginkgo’s former shareholders currently have the largest voting interest in New Ginkgo, all of the management of New Ginkgo is comprised of Old Ginkgo’s former executive management, Old Ginkgo’s former directors and individuals designated by, or representing, Old Ginkgo shareholders constitute a majority of the initial New Ginkgo Board, and the operations of Old Ginkgo comprise all of the ongoing operations of New Ginkgo.

The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Old Ginkgo. The shares and corresponding capital amounts and loss per share prior to the Reverse Recapitalization have been retroactively restated to reflect the Exchange Ratio established in the Merger Agreement.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, majority owned subsidiaries and variable interest entities if the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Variable Interest Entities

The Company evaluates its variable interests in variable interest entities (“VIE”) and consolidates VIEs when the Company is the primary beneficiary. The Company determines whether it is the primary beneficiary of each VIE based on its assessment of whether the Company possesses both (i) the power to direct the activities that most significantly affect the VIE’s economic performance and (ii) the obligation to absorb losses that could be significant to the VIE or the right to receive benefits that could be significant to the VIE. The Company reevaluates the accounting for its VIEs upon the occurrence of events that could change the primary beneficiary conclusion. As of December 31, 2021 and 2020, the maximum risk of loss related to the Company’s VIEs was limited to the carrying value of its investment in such entities.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used in preparation of these consolidated financial statements include, among others, those related to the fair value of equity instruments and equity awards, revenue recognition, the fair value of loans receivable, the fair value of certain investments, including equity method investments, the fair value of warrant liabilities, accrued expenses, and income taxes.

The Company bases its estimates on historical experience and other market-specific or relevant assumptions that it believes to be reasonable under the circumstances. Reported amounts and disclosures reflect the overall economic conditions that management believes are most likely to occur, and the anticipated measures management intends to take. Actual results could differ materially from those estimates. All revisions to accounting estimates are recognized in the period in which the estimates are revised.

Segment Information

Prior to 2022, the Company operated as a single reportable segment. In the first quarter of 2022, the Company reorganized its operations into two operating and reportable segments: Foundry and Biosecurity. The reorganization reflects changes made to the Company’s internal management structure and how the Company’s chief operating decision makers (“CODMs”), comprised of the Chief Executive Officer and the Chief Operating Officer, evaluate operating results and make decisions on how to allocate resources. All prior-period comparative segment information was recast to reflect the current reportable segments in accordance with ASC 280, Segment Reporting. The Company’s CODMs do not evaluate operating segments using asset information.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, and loans receivable. The Company’s cash and cash equivalents and restricted cash are maintained in bank deposit accounts and money market funds that regularly exceed federally insured limits. The Company believes that it is not exposed to significant credit risk as its deposits are held in financial institutions that management believes to be of high credit quality. The Company’s accounts receivable primarily consists of amounts due under its Biosecurity contracts; however, concentrations of credit risk associated with these contracts are limited because the customer base is largely made up of state government agencies. The Company has not experienced any material write-offs related to its accounts receivable since inception.

For the year ended December 31, 2021, two customers accounted for 17.0% and 10.5% of the Company’s total revenue. For the year ended December 31, 2020, two customers that are related parties accounted for 27.1% and 12.3% of the Company’s total revenue. For the year ended December 31, 2019, three customers that are related parties accounted for 35.0%, 17.3% and 11.5% of the Company’s total revenue and one customer that was not a related party accounted for 13.5% of the Company’s total revenue. No other customers exceeded more than 10% of the Company’s total revenue during the years ended December 31, 2021, 2020 and 2019.

The majority of the Company’s long-lived assets are held in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include cash held in banks and amounts held in money market accounts. The carrying value of the Company’s cash and cash equivalents approximate fair value due to their short-term maturities.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Restricted Cash

Restricted cash primarily includes cash balances collateralizing letters of credit associated with the Company’s facility leases and a customer prepayment requiring segregation and restrictions in its use in accordance with the customer agreement. Restricted cash is included in other non-current assets on the Consolidated Balance Sheets.

Accounts Receivable, net

Accounts receivable consists of credit extended to customers in the normal course of business and is reported at the estimated net realizable value. Accounts receivable includes unbilled amounts that have been recognized in revenue but have not yet been invoiced based on timing differences and the terms of the underlying arrangements.

The Company maintains an allowance for doubtful accounts to provide for the estimated amounts of receivables that will not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience, the age of outstanding receivables and collateral to the extent applicable. The Company re-evaluates such allowance on a regular basis and adjusts the allowance as needed. Once a receivable is deemed to be uncollectible, such balance is charged against the allowance.

Inventory, net

Inventory mainly consists of diagnostic testing kits purchased from suppliers, testing program supplies and the costs of assembling sample collection kits. Finished goods inventory for lateral flow assay (“LFA”) and polymerase chain reaction (“PCR”) tests are valued at the lower of cost or net realizable value using the first-in first-out method. Raw materials, work in process and finished goods inventory for pooled tests are valued at the lower of cost or net realizable value using the average cost method. Inventory has been reduced by an allowance for excess and obsolete inventory based on the specific identification method.

Loans Receivable

The Company has elected the fair value option under ASC 825, Financial Instruments (“ASC 825”) to account for its loans receivable. The Company classifies the current portion of the loans receivable balance as a component of prepaid expenses and other current assets on the Consolidated Balance Sheets based on the principal balance of the loan that matures within one year from the balance sheet date. The Company records loans receivable at fair value and recognizes changes in fair value as a component of other (expense) income, net in the Consolidated Statements of Operations and Comprehensive Loss.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term with respect to leasehold improvement assets. Estimated lives of property and equipment are as follows:

Estimated Useful Life
Computer equipment and software	2 to 5 years
Furniture and fixtures	7 years
Lab equipment	1 to 5 years
Facilities	15 to 30 years
Vehicles	5 years
Leasehold improvements	Shorter of useful life or remaining lease term

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Expenditures for maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is reflected in other (expense) income, net in the Consolidated Statements of Operations and Comprehensive Loss.

Construction in progress relates to assets which have not been placed in service as of period end. Facilities relate to assets acquired under a build-to-suit lease arrangement described in Note 14.

Equity Method Investments

The Company utilizes the equity method to account for its investments in common stock, or in-substance common stock, when it possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The Company uses judgment when determining the level of influence over the operating and financial policies of the investee considering key factors including, among others, the Company’s ownership interest, representation on the board of directors, participation in policy-making decisions and material contractual arrangements and obligations. Income and losses are allocated based upon relative ownership interest unless there is a substantive profit-sharing agreement in place.

For investments with a substantive profit-sharing agreement, the Company utilizes the Hypothetical Liquidation at Book Value (“HLBV”) method to allocate income and losses from the equity method investment. Under the HLBV method, the Company utilizes the capital account at the end of the period assuming the book value of the entity was liquidated or sold minus the same calculation at the beginning of the period. The difference is the share of earnings or losses attributable to the equity method investment.

Under the equity method, if there is a commitment for the Company to fund the losses of its equity method investees, the Company would continue to record its share of losses resulting in a negative equity method investment, which would be presented as a liability on the Consolidated Balance Sheets. Commitments may be explicit and may include formal guarantees, legal obligations, or arrangements by contract. Implicit commitments may arise from reputational expectations, intercompany relationships, statements by the Company of its intention to provide support, a history of providing financial support or other facts and circumstances. When the Company has no commitment to fund the losses of its equity method investees, the carrying value of its equity method investments will not be reduced below zero. The Company had no commitment to fund additional losses of its equity method investments during the years ended December 31, 2021, 2020 and 2019.

The Company evaluates its equity method investments for impairment whenever events or circumstances indicate that the carrying value of the investment may not be recoverable. The Company considers the investee’s financial position, forecasts and economic outlook, and the estimated duration and extent of losses to determine whether a recovery is anticipated. An impairment that is other-than-temporary is recognized in the period identified. The Company has not recognized an impairment loss related to its equity method investments for the years ended December 31, 2021, 2020 and 2019.

The Company may elect the fair value option for its equity method investments on an investment-by-investment basis. For all equity method investments accounted for under the fair value option, the Company carries the equity method investment at fair value and records all subsequent changes in fair value as a component of loss on equity method investments in the Consolidated Statements of Operations and Comprehensive Loss.

Investments

Investments include warrants and marketable equity securities in publicly-traded companies and non-marketable equity securities in privately-held companies, in each case, in which the Company does not possess the ability to exercise significant influence over the investee.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Investments in warrants and marketable equity securities of publicly-traded companies are measured at fair value with subsequent changes in fair value recorded in loss on investments in the Consolidated Statements of Operations and Comprehensive Loss.

Investments in non-marketable equity securities of privately-held companies that do not have readily determinable fair values are carried at cost, less any impairments, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Each period the Company assesses relevant transactions to identify observable price changes, and the Company regularly monitors these investments to evaluate whether there is an indication of impairment. The Company evaluates whether an investment’s fair value is less than its carrying value using an estimate of fair value, if such an estimate is available. For periods in which there is no estimate of fair value, the Company evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the value of the investment. The Company has not recognized an impairment loss, nor any upward or downward adjustments resulting from observable price changes in identical or similar investments, for the years ended December 31, 2021, 2020 and 2019.

Fair Value Measurements

The Company categorizes its assets and liabilities measured at fair value in accordance with the authoritative accounting guidance that establishes a consistent framework for measuring fair value and requires disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis.

ASC 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes among the following:

•	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2- Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and

•

Level 3- Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

To the extent that the valuation is based on models or inputs that are either less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company valued its money market fund holdings, loans receivable, marketable equity securities, warrant liabilities and contingent consideration at fair value on a recurring basis. The carrying amounts of the Company’s

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

other financial instruments, which include accounts receivable, certain prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities, approximate their fair values due to their short-term nature.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized an impairment loss for the years ended December 31, 2021, 2020 and 2019.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting. The Company recognizes the identifiable assets acquired and liabilities assumed at their acquisition-date fair values and recognizes any excess of the total consideration paid over the fair value of the identifiable net assets as goodwill. Any purchase price that is considered contingent consideration is measured at its estimated fair value at the acquisition date and remeasured at each reporting period, with changes in estimated fair value recorded in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss. Acquisition transaction costs are expensed when incurred. The operating results of an acquisition are included in the Company’s consolidated financial statements as of the acquisition date.

Intangible Assets, net

Intangible assets, net consist of certain definite-lived assets including patents, processes and know-how related to technology acquired through business combinations. The Company amortizes such intangible assets on a straight-line basis over their estimated useful life.

The Company reviews intangible assets for impairment whenever events or changes in circumstances have occurred which could indicate that the carrying value of the assets are not recoverable. Recoverability is measured by comparing the carrying value of the intangible assets to the future undiscounted cash flows expected to be generated by the asset. In determining the expected future cash flows, the Company uses assumptions believed to be reasonable, but which are unpredictable and inherently uncertain. Actual future cash flows may differ from the estimates used in impairment testing. The Company recognizes an impairment loss when and to the extent that the estimated fair value of an intangible asset is less than its carrying value. The Company has not recognized an impairment loss for the years ended December 31, 2021, 2020 and 2019.

Goodwill

Goodwill represents the excess of acquisition cost over the fair market value of the net assets acquired. Goodwill is tested for impairment on an annual basis during the fourth quarter or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The Company considers various qualitative factors that could indicate impairment such as macroeconomic conditions, industry and market environment, technological obsolescence, overall financial performance of the Company, cash flow from operating activities and market capitalization. If the qualitative assessment indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company performs a quantitative assessment to compare the fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

unit exceeds the fair value, an impairment loss is recognized. A combination of the income approach and the market approach may be used to determine fair value of the reporting unit. The Company has not recognized an impairment loss for the years ended December 31, 2021, 2020 and 2019.

Deferred Rent

Deferred rent consists of the difference between cash paid and rent expense recognized on a straight-line basis for the facilities that the Company occupies under operating leases. The Company classifies the current portion of the deferred rent balance as a component of accrued expenses and other current liabilities on the Consolidated Balance Sheets.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when the customer obtains control of the promised goods or services at an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer, (ii) identify the promises and distinct performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligations.

Foundry Revenue

The Company generates license and service revenue through the execution of license and collaboration agreements whereby customers obtain license rights to the Company’s proprietary technology and intellectual property for use in the research, development and commercialization of engineered organisms, and derived products. Under these agreements, the Company typically provides research and development services, which includes the provision of a license to the Company’s intellectual property. Additionally, the customer obtains license rights to the output of the Company’s services in order to commercialize the resulting output of such services. Generally, the terms of these agreements provide that the Company receives some combination of: (1) Foundry usage fees in the form of (i) upfront payments upon consummation of the agreement or other fixed payments, (ii) reimbursement for costs incurred for research and development services and (iii) milestone payments upon the achievement of specified technical criteria, plus (2) downstream value share payments in the form of (i) milestone payments upon the achievement of specified commercial criteria, (ii) royalties on sales of products from or comprising engineered organisms arising from the collaboration or licensing agreement and (iii) royalties related to cost of goods sold reductions realized by customers.

The Company’s collaboration and licensing agreements often contain multiple promises, including (i) licenses and assignments of intellectual property and materials and (ii) research and development services, and the Company determines whether each of the promises is a distinct performance obligation based on the nature of each agreement. As the Company is generally performing research and development services that are highly integrated and interrelated to the licenses and assignments of intellectual property and materials, the promises are generally inseparable. As such, the Company typically combines the research and development services, licenses, and assignments into a single performance obligation. However, for certain agreements, the Company only grants licenses or effects such transfers and assignments upon the successful completion of the research and development services or delivery of a developed product. For these agreements, the Company typically considers (i) the research and development services and (ii) the licenses, transfers, and assignments as distinct performance obligations, as each is transferred separately and has a separately identifiable benefit.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Options to acquire additional goods and services are evaluated to determine if such options provide a material right to the counterparty that it would not have received without entering into the contract. If so, the option is accounted for as a separate performance obligation. If not, the option is considered a marketing offer which is accounted for as a separate contract upon the counterparty’s election.

At contract inception, the Company determines the transaction price, including fixed consideration and any estimated amounts of variable consideration. Any upfront cash payment received upon consummation of the agreement is fixed and generally non-refundable. Variable consideration is subject to a constraint, and amounts are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration may include reimbursement for costs incurred for the Company’s research and development efforts, milestone payments upon the achievement of certain technical and commercial criteria, and royalties on sales of products from or comprising engineered organisms arising from the agreement. With respect to the research and development reimbursements and milestone payments, the Company uses the most likely amount method to estimate variable consideration. With respect to agreements that include royalties on sales or other contingent payments based on sales, the Company applies the royalty recognition constraint which requires a constraint until the royalty or value-sharing transaction occurs. Certain agreements contain payment in the form of equity or other non-cash consideration. Any non-cash consideration is measured at the fair value of the non-cash consideration at contract inception.

For agreements with promises that are combined into a single performance obligation, the entire transaction price is allocated to the single performance obligation. For agreements with multiple performance obligations, the transaction price is allocated to the performance obligations using the relative standalone selling price methodology. For agreements featuring variable consideration, the Company allocates variable consideration to one or more, but not all, performance obligations if certain conditions are met. Specifically, the Company assesses whether the variable consideration relates solely to its efforts to satisfy the performance obligation and whether allocating such variable consideration entirely to the performance obligation is consistent with the overall allocation objective. If these conditions are not met, the Company allocates the variable consideration based on the relative standalone selling price methodology. The key assumptions utilized in determining the standalone selling price for each performance obligation include development timelines, estimated research and development costs, commercial markets, likelihood of exercise (in the case of options considered to be material rights), and probabilities of success.

For agreements where the licenses or assignments are considered separate performance obligations or represent the only performance obligation, the Company recognizes revenue at the point in time that the Company effectively grants the license as the licenses or assignments represent functional intellectual property. For agreements where the licenses and the research and development services represent a combined performance obligation, the Company recognizes revenue over the period of performance using a measure of progress based on costs incurred to date as compared to total estimated costs.

The Company evaluates its measure of progress to recognize revenue at each reporting period and, as necessary, adjusts the measure of progress and related revenue recognition. The Company’s measure of progress and revenue recognition involves significant judgment and assumptions, including, but not limited to, estimated costs and timelines to complete its performance obligations. The Company evaluates contract modifications and amendments to determine whether any changes should be accounted for prospectively or on a cumulative catch-up basis. The Company utilizes the right to invoice practical expedient when it has a right to consideration in an amount that corresponds directly with the value of the Company’s performance to date.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Royalties are recognized as revenue when sales have occurred as the Company applies the sales or usage-based royalties recognition constraint. The Company has determined the application of this exception is appropriate because the license granted in the agreement is the predominant item to which the royalties relate.

As the Company receives upfront payments for technical services under certain of its arrangements, the Company evaluates whether any significant financing components exist given the term over which the fees will be earned may exceed one year. Based on the nature of the Company’s agreements, there are no significant financing components as the purpose of the upfront payment is not to provide financing, but rather to secure technical services, exclusivity rights, and Foundry capacity, or the timing of transfer of those goods or services is at the discretion of the customer.

Deferred revenue represents consideration received by the Company in excess of revenue recognized and primarily results from transactions where the Company receives upfront payments and non-cash equity consideration. In instances where the Company has received consideration in advance for an undefined number of technical development plans (“TDPs”) under its customer agreements, the Company records the advance payments as deferred revenue, net of current portion on the Consolidated Balance Sheets. Upon the execution of a specific TDP, the Company reclassifies the estimated consideration to be earned under that TDP within the next twelve months as current deferred revenue. The Company also classifies unexercised material rights related to future TDPs as deferred revenue, net of current portion on the Consolidated Balance Sheets. When a TDP is executed, and the material right is exercised, the amount allocated to the material right, which will be earned within the next twelve months, is reclassified to current deferred revenue. All other deferred revenue is classified as current or non-current based on the timing of when the Company expects to earn the underlying revenue based upon the projected progress of activities under the TDP.

Collaboration Arrangements

For arrangements that do not represent contracts with a customer, the Company analyzes its collaboration transactions to assess whether they are within the scope of ASC 808, Collaborative Arrangements (“ASC 808”), to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. To the extent the arrangement is within the scope of ASC 808, the Company assesses whether aspects of the arrangement between the Company and its collaboration partner are within the scope of other accounting literature. If the Company concludes that some or all aspects of the arrangement represent a transaction with a customer, the Company accounts for those aspects of the arrangement within the scope of ASC 606.

Biosecurity Revenue

In 2020, the Company launched its commercial offering of COVID-19 testing products and services for businesses, academic institutions, and other organizations in which the Company generates product and service revenue. Beginning in the first quarter of 2021, the Company launched its pooled testing initiative which focuses on providing end-to-end COVID-19 testing services to public health authorities. The Company currently offers pooled testing and reporting services for K-12 schools across the United States, at airports through its partnership with XpresCheck and the CDC, as well as through other congregate settings such as its partnership with Eurofins. The Company sells COVID-19 test kits on a standalone basis or as part of an end-to-end testing service. The Company records product revenue from sales of LFA, PCR, and pooled test kits. The Company records service revenue from sales of its end-to-end COVID-19 testing services, which consist of multiple promised goods and services including sample collection kits, physician authorizations, onsite test administration, outsourced laboratory PCR analysis, and access to results reported through the Company’s proprietary web-based portal. The

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Company recognizes its product and service revenue using the five-step model under ASC 606, Revenue from Contracts with Customers (“ASC 606”).

Product revenue is recognized when the test kits are shipped and risk of loss is transferred to the carrier. The Company’s test kits are generally not subject to a customer right of return except for product recalls under the rules and regulations of the U.S. Food and Drug Administration (“FDA”). The Company has elected to include shipping and handling fees billed to customers as a component of Biosecurity revenue.

Service revenue from the Company’s end-to-end COVID-19 testing services is recognized upon completion of the tests and release of the test results on the web-based portal. The Company has identified one performance obligation in its testing services contracts that represents a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer, with each test as a distinct service within the series. As the price for the testing services is fixed under each customer contract, the Company has elected the practical expedient to recognize revenue at the amount to which it has the right to invoice for services performed. The Company’s testing services contracts are generally one year or less in length and contain fixed unit pricing. Under typical payment terms for testing services, amounts are billed monthly in arrears for services performed or in advance based on contractual billing terms.

Cost of Biosecurity Revenue

Cost of Biosecurity product revenue consists of costs associated with the sale of diagnostic and sample collection test kits which includes costs paid to purchase test kits from third parties. Cost of Biosecurity service revenue consists of costs associated with the provision of the Company’s end-to-end COVID-19 testing services, which includes costs paid to provide sample collection kits, physician authorizations, onsite test administration, outsourced laboratory PCR analysis, access to results reported through a web-based portal and reporting of results to public health authorities.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist of direct and indirect internal costs related to specific projects and initiatives, acquired intellectual property deemed to be in-process research and development, as well as fees paid to other entities that conduct certain research and development activities on the Company’s behalf.

Patent Costs

The Company expenses all costs as incurred in connection with the filing, prosecution, maintenance, defense, and enforcement of patent applications, including direct application fees and related legal and consulting expenses. Patent costs are included in general and administrative expenses within the Consolidated Statements of Operations and Comprehensive Loss.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards based on estimated grant-date fair values recognized over the requisite service period. For awards that vest solely based on a service condition, the Company recognizes compensation expense on a straight-line basis over the requisite service period. For awards that vest based on multiple conditions, the Company recognizes compensation expense using the accelerated attribution method on a tranche-by-tranche basis over the requisite service period such that the amount of compensation expense recognized at each reporting period is at least equal to the vested tranches at

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

that date. For awards with a performance-based vesting condition, the Company recognizes stock-based compensation when achievement of the performance condition is deemed probable, and upon achieving a performance condition that was not previously considered as probable, records a cumulative catch-up adjustment to reflect the portion of the grantee’s requisite service that has been provided to date. For awards with market conditions, the compensation expense recognized over the requisite service period is not reversed if the market condition is not satisfied. The Company recognizes forfeitures as they occur.

The Company estimates the grant date fair value of stock options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including fair value of common stock (for options granted prior to the Business Combination), expected term, expected volatility, risk-free interest rate and expected dividend yield. The expected term was generally determined using the “simplified” method for standard options. The Company determined expected volatility using the historical volatility of the stock prices of similar publicly traded peer companies. The risk-free interest rate was based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the stock options. The Company has not paid, and does not expect to pay, dividends in the foreseeable future.

For awards with market conditions, the Company determines the grant date fair value using a Monte Carlo simulation model, which incorporates various assumptions including expected stock price volatility, risk-free interest rates, expected term, and expected dividend yield. The Company determines expected volatility using the historical volatility of the stock prices of similar publicly traded peer companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the awards. The expected term is equal to the contractual term and a dividend yield of zero is assumed.

For awards granted prior to the Business Combination, the Company utilized the hybrid method to estimate the grant date fair value of its common stock underlying its stock-based awards. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in at least one scenario is allocated using an option pricing method (“OPM”). Under the PWERM, the value of the common stock is estimated based on the probability-weighted present value of expected future investment returns considering various liquidity events and the rights and privileges of each class of equity. Under the OPM, each class of stock is treated as a call option on the Company’s equity value, with exercise prices based on the liquidation preferences of the convertible preferred stock. The Black-Scholes model is used to price the call options which includes assumptions for the time to liquidity and volatility of equity value. A discount for lack of marketability is then applied to the common stock value. There are significant judgments and estimates inherent in determining the fair value of the common stock. These judgments and estimates include factors, both subjective and objective, including: (i) a discount for lack of marketability; (ii) external market data; (iii) historical activity by the Company in selling equity to outside investors; (iv) the Company’s stage of development; (v) rights and preferences of the Company’s equity securities that rank senior to common stock; and (vi) the likelihood of various liquidity events, among others. Changes to these assumptions could result in different fair values of common stock.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of the assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by considering several factors, including estimating the

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

future taxable profits expected, estimating future reversals of existing taxable temporary differences, considering taxable profits in carryback periods, and considering prudent and feasible tax planning strategies.

The Company accounts for uncertain tax positions using a more-likely-than-not threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in the law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. The Company evaluates uncertain tax positions on an annual basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes. As of December 31, 2021 and 2020, the Company did not have any uncertain tax positions and no accrued interest or penalties related to uncertain tax positions. The Company does not expect a material change in unrecognized tax benefits in the next twelve months.

Warrant Liabilities

The Company classifies Private Placement Warrants and Public Warrants (both defined and discussed in Note 15) as liabilities. At the end of each reporting period, changes in fair value during the period are recognized as change in fair value of warrant liabilities on the Consolidated Statements of Operations and Comprehensive Loss. The Company will continue to adjust the warrant liability for changes in the fair value until the earlier of (a) the exercise or expiration of the warrants or (b) the redemption of the warrants, at which time the warrants will be reclassified to additional paid-in capital.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar while the functional currency of the Company’s non-U.S. subsidiary, Ginkgo Bioworks Netherlands, BV, is the Euro. The financial statements of the non-U.S. subsidiary are translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters, using period-end exchange rates for assets and liabilities, average exchange rates in the period for revenues and expenses and historical exchange rates for equity. Foreign currency translation adjustments are recorded as a component of other comprehensive income (loss) on the Consolidated Statements of Operations and Comprehensive Loss and accumulated in other comprehensive income (loss) in stockholders’ equity.

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive loss consists of foreign currency translation adjustments.

Net Loss per Share

The Company follows the two-class method when computing net loss per share attributable to Ginkgo Bioworks Holdings, Inc. common stockholders as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires earnings for the period to be allocated between common and participating securities based upon their respective rights to share in the earnings as if all earnings for the period had been distributed. During periods of loss, there is no allocation required under the two-class method since the participating securities do not have a contractual obligation to fund the losses of the Company.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Basic net loss per share is computed by dividing the net loss attributable to Ginkgo Bioworks Holdings, Inc. common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share is equal to the net loss attributable to Ginkgo Bioworks Holdings, Inc. common stockholders less the gain (if any) on the change in fair value of warrant liabilities, divided by the weighted average number of common shares outstanding for the period, including the effect of potentially dilutive common shares. For purposes of this calculation, outstanding options to purchase shares of common stock, unvested RSAs, unvested RSUs, warrants to purchase shares of common stock and contingently issued earnout shares are considered potentially dilutive common shares.

Recent Accounting Pronouncements

The Company is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, under which it may take advantage of an extended transition period for complying with new or revised accounting standards until such time as those standards apply to private companies. The Company has elected not to opt out of this extended transition period and, as a result, these consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (“ASU 2018-17”). The provisions of ASU 2018-17 modify the guidance under ASC 810 related to the evaluation of indirect interests held through related parties under common control when determining whether fees paid to decision makers and service providers are variable interests. Indirect interests held through related parties that are under common control are no longer considered to be the equivalent of direct interests in their entirety and instead should be considered on a proportional basis. This guidance more closely aligns with accounting of how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a variable interest entity. The Company adopted ASU 2018-17 on January 1, 2021 and the adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842): Amendments to the FASB Accounting Standards Codification (“ASC 842”), which has been clarified and amended by various subsequent updates. ASC 842 requires lessees to record a right-of-use (“ROU”) asset and a lease liability on the balance sheet for all leases with a lease term of more than 12 months. ASC 842 also requires additional disclosures about the amount, timing and uncertainty of cash flows arising from leases. The Company is required to adopt ASC 842 as of January 1, 2022. In connection with the adoption of ASC 842, the Company will apply the modified retrospective approach and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit in the period of adoption. The Company has elected to apply the package of practical expedients that allows for not reassessing (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification of any expired or existing leases, and (iii) the accounting for initial direct costs for any existing leases. The Company has also elected, by class of underlying asset, not to apply the recognition requirements of ASC 842 to short-term leases. While the Company continues to assess the various impacts of adoption, the most significant effects will primarily relate to (1) the recognition of an ROU asset and lease liability on the balance sheet for the Company’s existing operating leases; and (2) providing significant new disclosures about leasing activities. The Company does not anticipate that the adoption of ASC 842 will have a material impact on its results of operations and cash flows.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequently issued multiple amendments to the standard (collectively, “ASU 2016-13”). The provisions of ASU 2016-13 modify the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology and require a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for the Company on January 1, 2023, with early adoption permitted. The Company is currently evaluating the impact that the implementation of this standard will have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The provisions of ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation and deferred tax liabilities for outside basis differences and clarify when a step-up in the tax basis of goodwill should be considered part of a business combination or a separate transaction. It also clarifies and simplifies other aspects of the accounting for income taxes. The guidance is effective for the Company on January 1, 2022. The adoption of ASU 2019-12 is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU 2020-01”). ASU 2020-01 addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. The guidance is effective for the Company on January 1, 2022. The adoption of ASU 2020-01 is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) which simplifies the accounting for convertible instruments by reducing the number of accounting models and the number of embedded conversion features that could be recognized separately from the host contract. Additionally, ASU 2020-06 removes certain settlement conditions that are required for contracts in an entity’s own equity to qualify for the derivatives scope exception. The guidance also modifies diluted earnings per share calculations by requiring entities to use the if-converted method for convertible instruments and to assume share settlement when an instrument can be settled in cash or shares. The guidance is effective for the Company on January 1, 2024 with early adoption permitted. The Company is currently evaluating the impact that the implementation of this standard will have on its consolidated financial statements and related disclosures.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). This update requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy including: (1) the types of transactions; (2) the accounting for the transactions; and (3) the effect of the transactions on a business entity’s financial statements. ASU 2021-10 is effective for the Company on January 1, 2022. The adoption of ASU 2021-10 is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

3. Business Combination

On September 16, 2021 (the “Closing Date”), the Company and SRNG completed the merger transaction contemplated by the Merger Agreement (the “Closing”), with Old Ginkgo surviving the merger as a wholly owned subsidiary of SRNG.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Pursuant to the Merger Agreement, SRNG acquired all of the outstanding equity interests of Old Ginkgo for approximately $15.8 billion in aggregate consideration in the form of common stock of New Ginkgo valued at $10 per share (the “Base Equity Consideration”). The Base Equity Consideration was allocated among Old Ginkgo equity holders based on an exchange ratio of 49.080452 (“Exchange Ratio”). Accordingly, upon the closing of the Business Combination, all shares of Old Ginkgo Class A common stock and Old Ginkgo Class B common stock issued and outstanding immediately prior to the Business Combination converted into New Ginkgo Class A common stock and New Ginkgo Class B common stock, respectively, each with a par value of $0.0001 per share, based on the Exchange Ratio. All equity awards under Old Ginkgo’s stock incentive plans were assumed by the Company and converted into comparable equity awards that are settled or exercisable for shares of the Company’s common stock. As a result, (i) each outstanding stock option to acquire Old Ginkgo common stock was converted into an option to purchase approximately 49.080452 shares of New Ginkgo common stock, (ii) each outstanding share of restricted common stock was converted into approximately 49.080452 shares of restricted common stock of New Ginkgo and (iii) each outstanding award of restricted stock units was assumed and converted into a restricted stock unit having the same terms and conditions as applied to the Old Ginkgo restricted stock unit so converted but relating to approximately 49.080452 shares of common stock of New Ginkgo.

In addition to the Base Equity Consideration, the equity holders of Old Ginkgo received approximately 188.7 million shares of New Ginkgo common stock (the “Earnout Consideration”), which are subject to forfeiture to the extent that the vesting conditions described below are not satisfied on or before the fifth anniversary of the Closing (the “Earnout Period”). If at any point during the trading hours of a trading day, for any 20 trading days within any period of 30 consecutive trading days during the Earnout Period, the trading price per share of the Company’s Class A common stock is greater than or equal to:

•	$12.50, then 25% of the Earnout Consideration will immediately vest;

•	$15.00, then an additional 25% of the Earnout Consideration will immediately vest;

•	$17.50, then an additional 25% of the Earnout Consideration will immediately vest; and

•	$20.00, then the remaining 25% of the Earnout Consideration will immediately vest.

The Company evaluated the earnout shares and concluded that they qualify for the scope exception from derivative accounting in ASC 815-10-15-74 and meet the criteria for equity classification under ASC 815-40. The Company determined that the earnout shares underlying rollover equity awards (i.e., restricted stock awards, restricted stock units and options) granted under the Company’s stock incentive plans (together the “Rollover Equity Awards”) that are unvested as of the Closing Date are within the scope of ASC 718 (see Note 18). The remaining earnout shares issued to holders of Old Ginkgo common stock and those earnout shares underlying vested Rollover Equity Awards were initially measured at fair value at Closing and recorded within additional paid-in-capital (“APIC”) and had no net impact on APIC. Since those earnout shares are equity-classified, there is no remeasurement unless reclassification is required. Upon meeting an earnout target, the earnout shares delivered to the equity holders are recorded in equity as shares outstanding with the appropriate allocation to par value of common stock and APIC. The first earnout target of $12.50 was met on November 15, 2021 and, as a result, approximately 38.8 million earnout shares became vested and outstanding.

In connection with the entry into the Merger Agreement, Eagle Equity Partners III, LLC, a Delaware limited liability company (the “Sponsor”), forfeited 11,534,052 of its shares of New Ginkgo Class A common stock and an additional 16,737,183 of its shares of New Ginkgo Class A common stock (the “Sponsor Earnout Shares”) became subject to vesting and forfeiture conditions identical to those applicable to the Earnout Consideration issued to Old Ginkgo equity holders. Similar to the Earnout Consideration, the Sponsor Earnout Shares were accounted for as equity classified instruments and were included as merger consideration and recorded in

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

additional paid-in capital. The Sponsor Earnout Shares are considered legally issued and outstanding shares of common stock subject to restrictions on transfer and do not participate in the earnings or losses of the Company prior to vesting.

The Business Combination is accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, SRNG was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Old Ginkgo issuing stock for the net assets of SRNG, accompanied by a recapitalization. The net assets of SRNG are stated at historical cost, with no goodwill or other intangible assets recorded.

PIPE Investment

On May 11, 2021, concurrently with the execution of the Merger Agreement, SRNG entered into subscription agreements with certain accredited investors (the “PIPE Investors”). In connection with the consummation of the Business Combination on September 16, 2021, the PIPE Investors collectively consummated investments for 76,000,000 shares of the Company’s Class A common stock at a price of $10.00 per share (the “PIPE Shares”) for an aggregate amount of $760.0 million (the “PIPE Investment”).

Summary of Net Proceeds

The following table summarizes the elements of the net proceeds from the Business Combination as of December 31, 2021 (in thousands):

Cash - SRNG Trust and cash (net of redemptions)	$857,747
Cash - PIPE Investment	760,000
Less: Payment of underwriter fees and other offering costs	(108,118)

Net proceeds from the Business Combination	$1,509,629

Summary of Shares Issued

The following table summarizes the number of shares of common stock outstanding immediately following the consummation of the Business Combination:

SRNG shares outstanding prior to the Business Combination	215,625,000
Less: redemption of SRNG shares prior to the Business Combination	(86,725,312)
Less: SRNG shares forfeited	(11,534,052)

Common stock of SRNG (1)	117,365,636
Shares issued pursuant to the PIPE Investment	76,000,000

Business Combination and PIPE Investment shares	193,365,636
Conversion of Old Ginkgo Series B preferred stock to common stock	203,346,152
Conversion of Old Ginkgo Series C preferred stock to common stock	228,641,430
Conversion of Old Ginkgo Series D preferred stock to common stock	302,464,716
Conversion of Old Ginkgo Series E preferred stock to common stock	170,227,108
Conversion of Old Ginkgo common stock (2)	387,016,194

Total shares of New Ginkgo common stock outstanding immediately following the Business Combination	1,485,061,236

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(1)

Includes 16,737,183 shares of Class A common stock, the Sponsor Earnout Shares, that are subject to forfeiture if certain earnout conditions are not met, as the shares are legally outstanding as of the Closing of the Business Combination.

(2)

Excludes 283,396,094 shares of Class A and Class B common stock underlying rollover equity instruments (i.e., restricted stock units and stock options) and 259,440 shares of Class A and Class B common stock underlying unvested restricted stock awards.

4. Acquisition

On July 1, 2021, the Company completed an acquisition of 100% of the equity of Dutch DNA Biotech B.V. (“Dutch DNA”), a company based in the Netherlands with a proprietary platform technology focused on the development of fungal strains and fermentation processes for the production of proteins and organic acids. Dutch DNA’s significant expertise and fungal strain assets for the large-scale production of proteins is expected to add a valuable set of tools to the Company’s Codebase and broader platform for cell programming.

The following table summarizes the preliminary acquisition date fair value of the consideration transferred for Dutch DNA (in thousands):

Cash	$11,451
Fair value of Class A common stock	15,087
Contingent consideration	8,760

Total Dutch DNA consideration	$35,298

The fair value of the Class A common stock issued as part of the consideration paid for Dutch DNA was determined using the then-most recently available third-party valuation of the Company’s common stock. The contingent consideration arrangement requires the Company to pay up to a maximum of $20.0 million to the seller upon the achievement of certain technical and commercial milestones by Dutch DNA pursuant to a Technical Development Agreement executed between the Company and Dutch DNA prior to the close of the acquisition. Refer to Note 5 for further discussion of the fair value of the contingent consideration liability.

The acquisition was accounted for in accordance with ASC 805, Business Combinations. Dutch DNA’s results of operations have been included in the Consolidated Statements of Operations and Comprehensive Loss since the date of acquisition, which were not material. The Dutch DNA acquisition does not represent a material business combination, and therefore pro forma financial information is not provided. The Company allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective estimated fair values on the acquisition date. The fair value of the intangible assets was determined using the replacement cost method which estimates the cost the Company would incur in rebuilding the technology. The excess purchase price consideration was recorded as goodwill and is made up of the future potential value of the acquired intellectual property and the assembled workforce. The Company incurred $0.6 million of acquisition-related costs which were included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table summarizes the acquisition date fair values of assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$387
Accounts receivable	149
Prepaid expenses and other current assets	170
Property, plant and equipment	234
Intangibles (1)	20,500
Goodwill (2)	15,177
Accounts payable	(194)
Accrued expenses and other current liabilities	(137)
Other non-current liabilities	(988)

Net assets acquired	$35,298

(1)	Estimated useful life of 15 years.
(2)	Non-deductible for tax purposes.

The purchase price allocation presented above has been finalized as of the fourth quarter of 2021 and includes a $5.0 million measurement period adjustment related to deferred income taxes. As a result, goodwill associated with Dutch DNA was $19.5 million as of December 31, 2021, including currency translation adjustments.

5. Fair Value Measurements

No transfers between levels have occurred during the periods presented. The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis (in thousands):

	As of December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets:
Money market funds, included in cash and cash equivalents	$1,482,063	$1,482,063	$—	$—
Synlogic, Inc. common stock, included in investments	15,345	15,345	—	—
Synlogic, Inc. warrants, included in investments	6,166	—	6,166	—
Cronos Group Inc. common stock, included in investments	10,331	—	10,331	—
Loans receivable, included in prepaid expenses and other current assets	11,559	—	—	11,559

Total assets	$1,525,464	$1,497,408	$16,497	$11,559

Liabilities:
Public Warrants, included in warrant liabilities	$77,280	$77,280	$—	$—
Private Placement Warrants, included in warrant liabilities	58,558	—	—	58,558
Contingent consideration, included in other non-current liabilities	8,467	—	—	8,467

Total liabilities	$144,305	$77,280	$—	$67,025

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	As of December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets:
Money market funds, included in cash and cash equivalents	$372,537	$372,537	$—	$—
Synlogic, Inc. common stock, included in investments	13,696	13,696	—	—
Synlogic, Inc. warrants, included in investments	5,504	—	5,504	—
Loans receivable, included in prepaid expenses and other current assets	2,268	—	—	2,268
Loans receivable, net of current portion	13,298	—	—	13,298

Total assets	$407,303	$386,233	$5,504	$15,566

The fair value of the warrants to purchase Synlogic common stock (Note 10) is calculated as the value of the underlying common stock, less the related unpaid exercise price and represents a Level 2 measurement within the fair value hierarchy.

During the year ended December 31, 2021, the Company received 2,934,980 shares of Cronos Group Inc. (“Cronos”) common stock as consideration for the achievement of certain target productivity milestones related to two cultured cannabinoids under the collaboration agreement with Cronos to produce eight cultured cannabinoids. The fair value of the Cronos common stock is calculated as the quoted price of the common stock adjusted for short-term marketability restrictions. Accordingly, these shares are classified as Level 2 financial instruments.

Loans Receivable

As of December 31, 2021 and 2020, loans receivable primarily consisted of a revolving promissory note with Glycosyn, LLC (“Glycosyn”) which is secured by the assets of Glycosyn, including certain intellectual property such as patents and copyrights held by Glycosyn (“Glycosyn Promissory Note”) and a series of convertible notes with Access Bio, Inc. (“Access Bio Convertible Notes”). The fair value of the Glycosyn Promissory Note and Access Bio Convertible Notes were determined based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. Significant changes in these unobservable inputs in isolation could have resulted in a significantly lower or higher fair value measurement. Refer to Note 6 for additional details on loans receivable.

As of December 31, 2021, the Company estimated the fair value of the Glycosyn Promissory Note using a probability-weighted discounted cash flow model under a dissolution scenario with partial recovery and no recovery as Glycosyn was in default on that date (see Note 6). The significant assumptions used in valuing the Glycosyn Promissory Note were scenario probabilities of 50%, a recovery rate on first lien debt of 63% and a discount rate of 15%. As of December 31, 2020, the Company used a probability-weighted discounted cash flow model under four settlement scenarios: (i) a qualified financing which resulted in a 20% conversion discount, (ii) repayment upon change in control, (iii) a dissolution scenario and (iv) repayment in accordance with the terms of the note. The significant assumptions used in valuing the Glycosyn Promissory Note included the expected timing and probability of each scenario, ranging from 1 to 2.5 years and from 10% to 40%, respectively, and a discount rate of 15%. The weighted average timing of the scenarios weighted based on the probability of each scenario was 1.2 years as of December 31, 2020.

As of December 31, 2021, the Company estimated the fair value of the Access Bio Convertible Notes using a binomial lattice model using the following key assumptions: 85.5% equity volatility, 0.88 years to maturity, 0.3% risk-free rate, 30.9% risk-adjusted rate and 0% dividend yield. As of December 31, 2020, the Company estimated the fair value of the Access Bio Convertible Notes using a Monte-Carlo simulation model as the conversion price

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

of the notes had not yet reset to the minimum reset price. Under the Monte-Carlo simulation model, the future stock price of Access Bio, Inc. (“Access Bio”) was simulated over the term of the note to assess the value of the settlement features which included conversion into stock at a discount determined under a reset provision tied to the stock price of Access Bio and redemption at maturity. The key inputs into the Monte Carlo simulation model were a discount rate of 32.8% and volatility of 88.5%.

The following table provides a reconciliation of loans receivable measured at fair value using Level 3 significant unobservable inputs (in thousands):

	2021	2020
Balance at January 1	$15,566	$4,830
Purchases and issuances	—	10,475
Proceeds from loans receivable	(304)	(800)
Conversion of promissory notes	(195)	—
Change in fair value	(3,508)	1,061

Balance at December 31	$11,559	$15,566

Warrant Liabilities

The fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model as of the date the Company assumed the warrants from SRNG and subsequently as of the balance sheet date. The fair value of the Public Warrants have been measured based on the quoted price of such warrants on the NYSE. The estimated fair value of the Private Placement Warrants is determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. Material increases (or decreases) in any of those inputs may result in a significantly higher (or lower) fair value measurement. The Company estimates the volatility of its Private Placement Warrants based on implied volatility from the Company’s Public Warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend yield is based on the historical rate, which the Company anticipates remaining at zero. Refer to Note 15 for additional details on the Company’s warrant liabilities.

The following table provides quantitative information regarding Level 3 inputs used in the recurring valuation of the Private Placement Warrants as of their measurement dates:

	September 16, 2021 (Closing)	December 31, 2021
Exercise price	$11.50	$11.50
Stock price	$11.42	$8.31
Volatility	53.1%	58.7%
Term (in years)	5.00	4.71
Risk-free interest rate	0.84%	1.25%

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table provides a reconciliation of the Private Placement Warrants measured at fair value using Level 3 significant unobservable inputs (in thousands):

2021
Balance at January 1	$—
Additions pursuant to the Business Combination	90,263
Change in fair value	(31,705)

Balance at December 31	$58,558

Contingent Consideration

In connection with the acquisition of Dutch DNA, the Company recorded contingent consideration liabilities for the estimated fair value of earnout payments up to a maximum of $20.0 million payable to the seller upon the achievement of certain technical and commercial milestones by Dutch DNA pursuant to a Technical Development Agreement executed between the Company and Dutch DNA prior to the close of the acquisition. The contingent consideration liabilities are measured at fair value and are based on significant inputs not observable in the marketplace, which represent a Level 3 measurement. Material increases (or decreases) in any of those inputs may result in a significantly higher (or lower) fair value measurement. The fair value of the earnouts was estimated using a combination of probability weighted present value and discounted cash flow models. The key valuation inputs used as of December 31, 2021 and the acquisition date were management’s estimate of the probability of achieving each milestone ranging from 10% to 80% and projections related to Dutch DNA’s after-tax revenues for each of the calendar years through 2046. The earnout payments were discounted at rates ranging from 9% to 11.31% as of December 31, 2021 and from 6.93% to 9% as of the acquisition date.

The following table provides a reconciliation of the contingent consideration measured at fair value using Level 3 significant unobservable inputs (in thousands):

2021
Balance at January 1	$—
Acquisition	8,760
Change in fair value	(293)

Balance at December 31	$8,467

6. Loans Receivable

Glycosyn Promissory Note

In October 2018, the Company provided a revolving promissory note to Glycosyn which has been amended several times since inception. The Glycosyn Promissory Note is convertible at a discount, at the Company’s election, into equity securities of Glycosyn upon Glycosyn’s first issuance of equity securities, other than an underwritten public offering, from which Glycosyn receives gross proceeds of at least $10.0 million. In addition, Glycosyn is obligated to immediately repay the outstanding balance of the loan, plus accrued interest, upon a change in control event. In January 2021, the existing terms of the Glycosyn Promissory Note were amended to add an additional $0.2 million to the principal balance, extend the number of interest-only payments through June 30, 2021 and to increase the interest rate from 7.5% to 12.5% in the event of default. In July 2021, the parties entered into an additional amendment to extend the number of interest-only payments through the end of 2021 and to accelerate the maturity date to December 31, 2021. As of December 31, 2021, the Glycosyn Promissory Note was in default with an unpaid principal balance of $5.4 million and a fair value of

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

$1.8 million, which is recorded in prepaid expenses and other current assets on the Consolidated Balance Sheets. As of December 31, 2020, the Glycosyn Promissory Note had an unpaid principal balance of $5.3 million and a fair value of $4.5 million, of which $2.0 million was recorded in prepaid expenses and other current assets and the remainder in loans receivable, net of current portion on the Consolidated Balance Sheets. For the years ended December 31, 2021, 2020 and 2019, the (loss) gain on the change in fair value of the Glycosyn Promissory Note was $(2.5) million, $0.5 million and $(0.9) million, respectively, which was recorded in other (expense) income, net on the Consolidated Statements of Operations and Comprehensive Loss.

Access Bio Convertible Notes

In November 2020, the Company entered into a convertible note subscription agreement with Access Bio, a supplier of the Company’s diagnostic test kits. The Access Bio Convertible Notes are due in November 2022 in the aggregate principal amount of $10.0 million plus a 2% rate of return compounded annually. The Access Bio Convertible Notes are convertible into a number of shares of common stock of Access Bio, a company listed on the Korea Stock Exchange, of up to $10.0 million based on a fixed foreign currency exchange rate and a conversion price subject to certain adjustments, including reset adjustments each quarter based on the trading price of Access Bio’s stock. The adjusted conversion price cannot be reduced to less than 70% of the initial conversion price and the reset adjustments cannot increase the effective conversion ratio. The Access Bio Convertible Notes are convertible at the Company’s election any time following the first anniversary of the issuance date of the notes and prior to the 30th day before the maturity date. Additionally, subject to certain provisions, the Company has the option to cause Access Bio to repurchase, or Access Bio has the option to repurchase, a portion of the outstanding balance under the notes (up to the entire balance in the case of the Company’s option) at a price to ensure a 2% rate of return compounded annually.

As of December 31, 2021, the fair value of the Access Bio Convertible Notes was $9.8 million, which was recorded in prepaid expenses and other current assets on the Consolidated Balance Sheets. As of December 31, 2020, the fair value of the Access Bio Convertible Notes was $10.7 million, which was recorded in loans receivable, net of current portion on the Consolidated Balance Sheets. The (loss) gain from the change in fair value of the Access Bio Convertible Notes during the years ended December 31, 2021 and 2020 was $(0.9) million and $0.7 million, respectively, and was recorded in other (expense) income, net on the Consolidated Statements of Operations and Comprehensive Loss.

7. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2021	2020
Prepaid expenses	$9,739	$9,727
Prepaid insurance	9,199	1,127
Prepaid inventory	144	6,536
Loans receivable	11,559	2,268
Other receivables	2,198	761
Other current assets	698	680

Prepaid expenses and other current assets	$33,537	$21,099

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

8. Inventory, net

Inventory, net consisted of the following (in thousands):

	As of December 31,
	2021	2020
Finished goods	$3,264	$2,756
Raw materials	64	—
Work in process	50	—
Less: Inventory reserve	(16)	(20)

Inventory, net	$3,362	$2,736

9. Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2021	2020
Facilities	$12,762	$12,762
Furniture and fixtures	4,617	2,165
Lab equipment	113,963	51,072
Computer equipment and software	10,129	6,204
Leasehold improvements	55,033	40,435
Construction in progress	10,278	42,575
Vehicles	40	—

Total property and equipment	206,822	155,213
Less: Accumulated depreciation	(61,052)	(33,778)

Property and equipment, net	$145,770	$121,435

As of December 31, 2021 and 2020, capital leases totaling $4.1 million and $3.3 million, respectively, were included in lab equipment, with related accumulated depreciation of $2.1 million and $2.4 million, respectively.

Depreciation expense for the years ended December 31, 2021, 2020 and 2019 totaled $26.9 million, $12.6 million and $9.6 million, respectively, inclusive of $0.7 million, $0.7 million and $0.6 million, respectively, related to capital leases.

10. Investments and Equity Method Investments

The Company partners with other investors to form new ventures, including Joyn, Motif Foodworks, Inc. (“Motif”), Allonnia, LLC (“Allonnia”) and Arcaea LLC (“Arcaea”, FKA Kalo Ingredients LLC) (collectively “Platform Ventures”). The Company also partners with existing entities, including Genomatica, Inc. (“Genomatica”) and Synlogic, Inc. (“Synlogic”) (collectively, “Structured Partnerships”), with complementary assets for high potential synthetic biology applications. The Company or its subsidiaries hold equity interests in these Platform Ventures and Structured Partnerships. The Company’s investments in Platform Ventures are accounted for under the equity method. The Company’s investments in Synlogic, a publicly traded company, are carried at fair value. As of December 31, 2021 and 2020, the Company held 6,340,771 shares of Synlogic common stock and warrants to purchase an aggregate of 2,548,117 shares of Synlogic common stock. Prior to the

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

third quarter of 2021, the Company’s investment in Synlogic common stock was classified as an equity method investment based on the Company’s ownership interest in Synlogic and accounted for under the fair value option. Due to a decrease in the level of ownership interest during the third quarter of 2021, the investment was reclassified from equity method investments to investments on the Consolidated Balance Sheets, and from loss on equity method investments to (loss) gain on investments on the Consolidated Statements of Operations and Comprehensive Loss for all periods presented. However, the Company continues to account for its investments in Synlogic at fair value.

The Company’s non-marketable equity securities are investments in privately held companies without readily determinable fair values. The investment in Genomatica preferred stock and other non-marketable equity securities are initially recorded using the measurement alternative at cost and subsequently adjusted to fair value for any impairment and observable price changes in orderly transactions for identical or similar investments of the same issuer. As of December 31, 2021 and 2020, no impairment or adjustment from observable price changes were recognized related to investments accounted for under the measurement alternative.

Investments and equity method investments consisted of the following (in thousands):

	As of December 31,
	2021	2020
Investments:
Genomatica, Inc. preferred stock	$55,000	$55,000
Synlogic, Inc. common stock	15,345	13,696
Synlogic, Inc. warrants	6,166	5,504
Cronos Group Inc. common stock	10,331	—
Non-marketable equity securities	15,195	—

Total	$102,037	$74,200

Equity method investments (1):
Joyn Bio, LLC	$11,694	$28,924
Other	1,500	—

Total	$13,194	$28,924

(1)	Equity method investments in Platform Ventures with a carrying value of zero as of December 31, 2021 and 2020 were excluded from the table above.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Loss) gain on investments and equity method investments consisted of the following (in thousands):

	Year Ended December 31,
	2021	2020	2019
(Loss) gain on investments:
Synlogic, Inc. common stock	$1,649	$(2,663)	$(19,403)
Synlogic, Inc. warrants	662	(1,070)	(7,797)
Cronos Group Inc.	(13,854)	—	—

Total	$(11,543)	$(3,733)	$(27,200)

Loss on equity method investments:
Joyn Bio, LLC	$(17,230)	$(396)	$(1,730)
Allonnia, LLC	(12,698)	—	(24,480)
Arcaea, LLC	(47,356)	—	—
Glycosyn, LLC	—	—	(1,323)

Total	$(77,284)	$(396)	$(27,533)

11. Variable Interest Entities

Consolidated Variable Interest Entities

As of December 31, 2021, the Company has consolidated three VIEs: Cooksonia, Ayana Bio, LLC (“Ayana”) and Verb Biotics, LLC (“Verb”), as the Company holds variable interests in and was deemed to be the primary beneficiary of the VIEs. The other investors’ equity interests in the consolidated VIEs are presented as non-controlling interests in the accompanying consolidated financial statements.

The Company holds a 70% equity interest in Cooksonia, which was formed by the Company and certain other investors for the purposes of holding the Company’s investment in Joyn. The Company concluded that it holds a variable interest in and is the primary beneficiary of Cooksonia as it controls the most significant activities of Cooksonia by controlling 100% of the board of directors of Cooksonia and holds a controlling financial interest in Cooksonia. As a result, the Company has consolidated the financial statements of Cooksonia in accordance with ASC 810, Consolidation (“ASC 810”) into its consolidated financial statements and has recognized a non-controlling interest associated with the minority equity interest held by other investors of Cooksonia, which together hold the remaining 30% equity interest in Cooksonia.

The Company holds an interest in 9,000,000 common units (representing 100% of common units at inception) in each of Ayana and Verb, two Platform Ventures formed in September 2021 by the Company and certain of its investors. The Company has also provided Ayana and Verb with certain licenses to intellectual property for use in the development or production of products that the parties agree to research and develop under technical development plans. Additionally, in September 2021, Ayana and Verb entered into a Series A Preferred Unit Purchase Agreement under which each entity sold 9,000,000 Series A preferred units to certain of the Company’s investors for aggregate proceeds of approximately $30.0 million each. The Company concluded that it holds a variable interest in and is the primary beneficiary of Ayana and Verb as it controls the most significant activities of these entities. These conclusions were reached because, as of the primary beneficiary assessment date, for both Verb and Ayana: (i) the Company has substantive control of the board of directors; (ii) all capital contributions were made by related parties of New Ginkgo; and (iii) New Ginkgo or its related parties comprise the entirety of the Joint Steering Committee, the governing body which holds significant oversight with respect to the entities’ research and development programs.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents the carrying amounts and classification of the VIEs’ assets and liabilities included in the Consolidated Balance Sheets:

	As of December 31,
	2021	2020
Cash and cash equivalents	$58,025	$—
Prepaid expenses and other current assets	737	—
Equity method investments	11,694	28,924

Total assets	$70,456	$28,924

Accounts payable	$188	$—
Accrued expenses and other current liabilities	440	—

Total liabilities	$628	$—

Unconsolidated Variable Interest Entities

With respect to the Company’s investments in Motif, Allonnia, Genomatica and Arcaea, the Company has concluded these entities represent VIEs. However, although the Company holds board representation and is involved in the ongoing development activities of the entities via its participation on joint steering committees, the Company has concluded that it is not the primary beneficiary of these entities. This conclusion is supported by the fact that: (i) it does not control the board of directors of any of Motif, Allonnia, Genomatica or Arcaea, and no voting or consent agreements exist between the Company and other members of each respective board of directors or other investors, (ii) the holders of preferred security interests in Motif, Allonnia, Genomatica and Arcaea hold certain rights that require their consent prior to the taking of certain actions, which include certain significant operating and financing decisions, and (iii) the Company’s representation on the joint steering committee of each respective entity does not give it control over the development activities of any of Motif, Allonnia, Genomatica or Arcaea, as all votes must pass by consensus and there are no agreements in place that would require any of the entities to vote in alignment with the Company. As the Company’s involvement in Motif, Allonnia, Genomatica and Arcaea does not give it the power to control the decisions with respect to their development or other activities, which are their most significant activities, the Company has concluded that it is not the primary beneficiary of Motif, Allonnia, Genomatica or Arcaea.

With respect to Cooksonia’s investment in Joyn, as Cooksonia does not control Joyn’s board of directors, it does not have the power to control the decisions related to the development activities of Joyn, which are its most significant activities. Accordingly, the Company has concluded that Cooksonia is not the primary beneficiary of Joyn.

Additionally, the Company holds equity interests in certain privately-held companies that are not consolidated as the Company is not the primary beneficiary. As of December 31, 2021 and 2020, the maximum risk of loss related to the Company’s unconsolidated VIEs was limited to the carrying value of its investment in such entities.

Refer to Notes 10 and 20 for additional details on the Company’s investments and equity method investments.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

12. Goodwill and Intangible Assets, net

All goodwill is allocated to the Foundry reporting unit and segment identified in Note 25(a). Goodwill consisted of the following (in thousands):

	As of December 31,
	2021	2020
Beginning balance	$1,857	$1,857
Goodwill acquired in Dutch DNA acquisition	15,177	—
Measurement period adjustment (see Note 4)	5,000	—
Currency translation	(722)	—

Ending balance	$21,312	$1,857

Intangible assets, net consisted of the following (in thousands):

	Weighted Average Amortization Period	Gross Carrying Value	Accumulated Amortization	Net (1)
Balances as of December 31, 2021
Acquired technology	13.3	$25,038	$(3,396)	$21,642
Balances as of December 31, 2020
Acquired technology	6.0	$5,490	$(2,196)	$3,294

(1)	Includes a decrease of $0.9 million in the net intangible assets balance in 2021 due to foreign currency translation.

Amortization expense was $1.2 million, $0.5 million and $0.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. Future amortization expense for each of the next five years will be $1.8 million.

13. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,
	2021	2020
Employee compensation and benefits	$3,650	$3,037
Professional fees	14,871	6,381
Property and equipment	991	10,017
Product revenue accruals	4,565	—
Biosecurity service revenue accruals	28,726	1,440
Inventory related accruals	3,538	—
Lab supplies	560	4,276
External research and development expenses	11	2,594
Liability classified stock-based compensation (Note 18)	26,612	—
Capital lease obligation	747	485
Other current liabilities	9,061	2,275

Accrued expenses and other current liabilities	$93,332	$30,505

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

14. Commitments and Contingencies

Lease Obligations

The Company has entered into various noncancelable operating leases for office and lab space in Boston and Cambridge, Massachusetts, Emeryville, California and Utrecht, Netherlands. The leases expire on dates ranging from 2030 to 2036 and contain periods of free rent, escalating rent, tenant improvement incentives, renewal periods, and expansion options. The Company recognizes rent expense on a straight-line basis over the term of each lease, inclusive of the free rent periods and reduced by the amortization of the tenant incentives.

The Company’s headquarters and primary operations are located in the Seaport district of Boston, Massachusetts and are comprised of a number of leases across 21, 23, 25 and 27 Drydock Avenue, which represent the Company’s most significant lease arrangements. In April 2021, the Company entered into an operating lease for a new life science campus spanning two buildings that is being constructed at 1 Au Bon Pain Way and 3 Anchor Way, Boston, Massachusetts near the Company’s headquarters. The following summarizes the key terms of such leases:

21-23-25 Drydock Avenue

In March 2016, the Company entered into a noncancelable operating lease for approximately 87,000 square feet of office and lab space. The lease is comprised of five suites, the first of which was delivered to the Company in April 2016. The Company currently occupies four suites totaling approximately 70,000 square feet and the Company anticipates occupying the remaining suite in 2022. The lease contains periods of free rent, annual rent increases and tenant improvement incentives totaling $5.3 million. The lease expires in January 2030 and contains one option to extend the lease term for five years at then-market rates. The lease is secured by a $1.4 million letter of credit recorded in other non-current assets on the Consolidated Balance Sheets.

At the time the Company took possession of the first three suites, the premises were in shell condition and required substantial work prior to occupancy. The Company was deemed the accounting owner during the construction period as the improvements constituted structural elements of the project. Accordingly, the Company capitalized the fair value of the leased space upon delivery from the landlord and recorded a corresponding lease financing obligation. The Company also capitalized the construction costs, leasehold improvements, and interest incurred during the construction period. Construction was complete, and the assets were placed in service, for the first three suites in September 2016, December 2017, and January 2019, respectively. Upon completion of the construction, the Company evaluated the lease and determined it did not meet the criteria for sale-leaseback treatment. Accordingly, the Company depreciates the capitalized assets and recognizes interest expense related to the lease financing obligation using the effective interest rate method over the lease term. For the years ended December 31, 2021, 2020 and 2019, the Company recognized $0.4 million of depreciation expense and $2.3 million of interest expense related to the lease. As of December 31, 2021 and 2020, the aggregate lease financing obligation for the capitalized suites totaled $16.5 million and $16.8 million, respectively.

27 Drydock Avenue

Beginning in December 2011, the Company entered into a series of noncancelable operating leases with the same landlord for an aggregate of approximately 130,000 square feet of office and lab space. In September 2021, the Company executed an amendment expanding the leased premises by approximately 48,000 square feet and extending the lease term by six years from January 2030 to January 2036. The Company has an option to extend the lease term for five years at then-market rates. The lease contains periods of free rent, annual rent increases and aggregate tenant improvement allowances of $16.1 million. As of December 31, 2021 and 2020, the

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

unamortized balance of the tenant improvement allowance was $10.0 million and $8.1 million, respectively. The lease is secured by a letter of credit totaling $2.9 million and $1.6 million as of December 31, 2021 and 2020, respectively, recorded in other non-current assets on the Consolidated Balance Sheets.

1 Au Bon Pain Way and 3 Anchor Way

In April 2021, the Company entered into a noncancelable operating lease consisting of approximately 152,000 square feet of a new life science campus spanning two buildings that is being constructed on the property to be known as The Foundry at Drydock located at 1 Au Bon Pain Way and 3 Anchor Way, Boston, Massachusetts near the Company’s headquarters. The lease commencement date is estimated to be June 1, 2024 for a portion of the premises and September 1, 2024 for the remaining premises. The lease expires on the fifteenth anniversary of the lease commencement date and includes one option to extend the lease for ten years at then-market rates. In September 2021, the Company exercised its expansion option to include the entire rentable area of the primary building resulting in approximately 262,000 square feet of leased space in aggregate. Annual base rent for the first lease year will be approximately $21.6 million, subject to annual rent increases. The lease contains periods of free rent, tenant improvement allowances based on a rate per square foot and a $14.7 million letter of credit which is recorded in other non-current assets on the Consolidated Balance Sheets. The Company has concluded that it is the deemed owner (for accounting purposes) of the buildings during the construction period. As a result, the Company has recorded $6.1 million to construction in progress in property and equipment, net and a corresponding $6.1 million lease financing obligation in its Consolidated Balance Sheets as of December 31, 2021 related to project costs incurred to date by the owner-lessor.

The Company subleases a portion of its office and lab space to Joyn and Motif. The sublease with Joyn runs coterminous with the Foundry Services Agreement (Note 20) and the sublease with Motif expires in November 2024. The Company receives approximately $0.2 million and $0.7 million per year under subleases with Joyn and Motif, respectively, and records sublease income in other (expense) income, net on the Consolidated Statements of Operations and Comprehensive Loss. As of December 31, 2021, future minimum sublease rentals under noncancelable subleases totaled $2.1 million.

Rent expense under operating leases was $17.7 million, $7.0 million and $6.1 million for the years ended December 31, 2021, 2020 and 2019, respectively. Future minimum lease payments under noncancelable operating lease agreements, inclusive of payments for the lease financing obligations, as of December 31, 2021 are as follows (in thousands):

Years Ending December 31,	Minimum Lease Payments (1)
2022	$20,600
2023	22,505
2024	33,469
2025	47,376
2026	44,092
Thereafter	517,399

Total	$685,441

(1)	Excluded from the table above is $6.1 million of other debt associated with construction in progress related to build-to-suit operating leases.

The Company enters into certain capital leases for lab equipment used in research and development activities. Lease terms range from three to five years, may include bargain purchase options, and have fixed monthly rental

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

payments. Future minimum lease payments under capital leases as of December 31, 2021 are as follows (in thousands):

Years Ending December 31,	Minimum Lease Payments
2022	$816
2023	681
2024	438
2025	163
2026	—
Thereafter	—

Total noncancelable payments	$2,098
Less: Imputed interest expense	(127)

Present value of future minimum lease payments	$1,971

Purchase Obligations

In September 2019, the Company executed a noncancelable collaboration agreement with Berkeley Lights, Inc. (“Berkeley Lights”), under which the Company will incorporate Berkeley Lights’ Platform into its Foundry for engineering of biotherapeutics and cell-based products and the parties will jointly develop workflows for the Company’s use of the Berkeley Lights’ Platform. Under the collaboration agreement, the Company is obligated to pay Berkeley Lights at least $109.0 million, and up to $150.0 million, over a seven year term for (i) Berkeley Lights’ efforts under the workflow development plans and for (ii) purchases of certain equipment, associated consumables, and other goods and services. The purchase obligation includes variable license fees based on usage of the Berkeley Lights’ Platform and milestone payments of up to $11.5 million upon achievement of development and regulatory milestones. All such license fees and milestone payments are applied against the minimum purchase commitment. The minimum purchase commitment will increase to $150.0 million if Berkeley Lights achieves certain performance targets.

For contract years one and two, which represents an 18-month period, the minimum purchase commitments must be met each year. For contract years three through seven, the minimum purchase commitment is measured on a cumulative basis with any excess applied towards the next years’ minimum. Minimum purchase commitments for the remaining contract years of the collaboration agreement are as follows (in thousands):

Contract Years	Minimum Purchase Commitment
October 1, 2020 - March 31, 2022	15,000
April 1, 2022 - March 31, 2023	14,000
April 1, 2023 - March 31, 2024	17,500
April 1, 2024 - March 31, 2025	17,500
Thereafter	35,000

Total	$99,000

In March 2018, the Company entered into a noncancelable supply agreement with Twist Bioscience Corporation (“Twist”), a supplier of synthetic DNA. Under the supply agreement, the Company is obligated to purchase specified volumes of synthetic DNA subject to quarterly minimums over a four year term. Products purchased that contribute to the quarterly minimums can vary based on the Company’s discretion and the minimums can be adjusted up or down based on certain scenarios. During the years ended December 31, 2021, 2020 and 2019, the

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Company incurred $8.9 million, $10.4 million and $8.3 million, respectively, of research and development expenses under its supply agreement with Twist.

Indemnification Agreements

The Company enters into standard indemnification agreements and has agreements with indemnification clauses in the ordinary course of business. Under such arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, who are generally the Company’s business partners. The terms of these indemnification arrangements are generally perpetual and effective any time after contract execution. The maximum potential liability resulting from these indemnification arrangements may be unlimited. The Company has never incurred costs to defend lawsuits or settle claims as a result of such indemnifications and the Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations as of December 31, 2021.

Legal Proceedings

The Company is not currently party to any material legal proceedings. As of each reporting date, the Company evaluates whether or not a potential loss amount or range of loss amounts is reasonably estimable and probable of being incurred and whether such amounts meet the requirements to be accrued or disclosed pursuant to ASC 450, Contingencies (“ASC 450”). The Company expenses costs related to such legal proceedings as incurred.

Registration Rights

In connection with the closing of the Business Combination, the Company entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) among the Company, SRNG and certain Old Ginkgo stockholders. Pursuant to the Registration Rights Agreement, the Company will be required to register for resale securities held by the stockholders. The Company will have no obligation to facilitate more than two demands per calendar year for each of the SRNG or the Ginkgo Holders (as defined in the Registration Rights Agreement) that the Company register such stockholders’ securities. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by the Company. The Company will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

15. Warrant Liabilities

Upon the closing of the Business Combination, the Company assumed 34,499,925 publicly-traded warrants (“Public Warrants”) and 17,325,000 private placement warrants (the “Private Placement Warrants”) held by the Sponsor. Both the Public Warrants and the Private Placement Warrants were issued in conjunction with the consummation of SRNG’s initial public offering on February 26, 2021. Each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustments. The warrants will expire five years from the completion of the Business Combination, or earlier upon redemption or liquidation.

No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the issuance of the shares of common stock issuable upon exercise of the Public Warrants. On November 23, 2021, the Company’s registration statement covering such shares became effective. The Company may redeem the outstanding Public Warrants:

•	in whole and not in part

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

•	at a price of $0.01 per Public Warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported closing price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described above, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants.

The Private Placement Warrants are identical to the Public Warrants, except that (i) the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (ii) the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants were entitled to registration rights, which was satisfied on November 23, 2021 when the Company’s registration statement covering such shares became effective. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

As of December 31, 2021, the aggregate values of the Public Warrants and the Private Placement Warrants was $77.3 million and $58.6 million, respectively, representing warrants outstanding to purchase 34.5 million shares and 17.3 million shares, respectively, of the Company’s Class A common stock. The warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Consolidated Balance Sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities on the Consolidated Statement of Operations and Comprehensive Loss. See Note 5 for additional information.

16. Convertible Promissory Notes

In June 2019, the Company entered into a Note Purchase Agreement (“NPA”) with certain existing investors. In connection with the NPA, the Company issued convertible promissory notes (“Convertible Promissory Notes”) and received $199.0 million in cash proceeds, net of issuance costs of $1.0 million. The Convertible Promissory Notes carried interest at the rate of 3% per annum and had a maturity date of June 21, 2021. Pursuant to the NPA, all of the outstanding principal and interest under the Convertible Promissory Notes were to be automatically converted into (i) preferred stock issued in connection with the Company’s next financing that resulted in at least $50.0 million of gross proceeds (“NPA Qualified Financing”) at a 5% discount, (ii) common stock issued in connection with the filing of an effective registration statement pursuant to an initial public offering, or (iii) cash equal to the greater of (x) one and a half times the outstanding principal and interest accrued immediately prior to a sale or change in control event (as defined in the NPA) in which the Company or one of its subsidiaries was a party, or (y) the amount each investor would have received if the outstanding principal and accrued interest had been converted into Series D convertible preferred stock immediately prior to such sale or change in control event. On the maturity date, the Convertible Promissory Notes were to be automatically converted into shares of Series D convertible preferred stock, at a predetermined conversion rate, which was less than the fair value of

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Series D convertible preferred stock at the date of issuance of the Convertible Promissory Notes. The Company determined that at the Convertible Promissory Notes’ commitment date, this conversion feature was beneficial to the investors and, as such, calculated and recorded a beneficial conversion feature (“BCF”). The intrinsic value of the BCF, which was calculated utilizing the fair value of the underlying Series D convertible preferred stock and effective conversion price on the commitment date, was $199.0 million and was recorded as a debt discount with an offset to additional paid-in capital. The debt discount was amortized to interest expense using the effective interest method through the maturity date of the Convertible Promissory Notes. For the year ended December 31, 2019, the Company recorded interest expense of $0.1 million related to the amortization of the debt discount in the Consolidated Statements of Operations and Comprehensive Loss.

The Company’s Series E convertible preferred stock issuance in September 2019 (Note 17) met the criteria of an NPA Qualified Financing. Accordingly, the Convertible Promissory Notes were converted into Series E convertible preferred stock. In connection with the NPA Qualified Financing and the associated conversion, the Company was required to account for the repurchase of the BCF. The total repurchase price associated with the reacquisition of the BCF in connection with the settlement of the Convertible Promissory Notes was the issuance of 1,408,934 shares of Series E convertible preferred stock valued at $211.6 million. The intrinsic value of the BCF upon the NPA Qualified Financing was measured based on the intrinsic value of the conversion option at the settlement date which was in excess of the repurchase price. Therefore, the entire $211.6 million was allocated to the reacquisition of the BCF which was recorded as a reduction to additional paid-in capital. As a result of the extinguishment of the Convertible Promissory Notes, the Company recorded a gain of $0.1 million in other (expense) income, net in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2019.

17. Stockholders’ Equity

The Consolidated Statement of Stockholders’ Equity has been retroactively adjusted for all periods presented to reflect the Business Combination and reverse recapitalization as described in Note 3.

Old Ginkgo Convertible Preferred Stock

In 2019, the Company received $208.8 million in cash proceeds from the issuance of 69,812,427 shares of Series E convertible preferred stock to various investors at $3.06 per share, net of $4.8 million in issuance costs. In conjunction with the issuance of the Series E preferred stock, $201.0 million of principal and accrued interest associated with the Convertible Promissory Notes (Note 16) was converted at a 5% discount into 69,151,117 shares of Series E preferred stock. In May and July of 2020, the Company received $94.4 million in cash proceeds from the issuance of an additional 30,855,065 shares of Series E preferred stock to various investors at $3.06 per share.

Immediately prior to the closing of the Business Combination on September 16, 2021, all outstanding Series B, C, D, and E convertible preferred stock converted into shares of Old Ginkgo common stock on a one-for-one basis. Upon closing of the Business Combination, those shares converted into an aggregate 904.7 million shares of New Ginkgo’s Class A common stock pursuant to the Exchange Ratio established in the Merger Agreement. All fractional shares were rounded down.

New Ginkgo Preferred Stock

The Company is authorized to issue 200,000,000 shares of preferred stock with a par value $0.0001 per share. The Company’s board of directors are authorized, without stockholder approval, to issue such shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

series, and to fix the designations, powers, voting, and other rights, preferences and privileges of the shares. There were no issued and outstanding shares of preferred stock as of December 31, 2021.

Common Stock

The Company is authorized to issue 15,800,000,000 shares of common stock, including 10,500,000,000 shares of Class A common stock, par value $0.0001 per share, 4,500,000,000 shares of Class B common stock, par value $0.0001 per share, and 800,000,000 shares of Class C common stock, par value $0.0001 per share.

Voting

Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. Holders of Class C common stock are not entitled to vote except as otherwise expressly provided in the certificate of incorporation or required by applicable law.

Dividends

Common stockholders are entitled to receive dividends, as may be declared by the board of directors. Different classes of common stock are legally entitled to equal per share distributions whether through dividends or liquidation. No dividends have been declared to date.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Generally, shares of Class B common stock will convert automatically into Class A common stock upon the holder ceasing to be an Eligible Holder (i.e., director, employee, trust or legal entity of New Ginkgo), unless otherwise determined by affirmative vote of a majority of independent directors of New Ginkgo.

Treasury Stock

During the year ended December 31, 2019, the Company repurchased 490,805 shares of common stock from its employees. The fair value of the common stock on the repurchase date was recorded as a reduction to stockholders’ equity and the excess $0.1 million paid over the fair value was recorded as additional compensation expense. Upon the repurchase, the Company returned all shares of treasury stock to authorized and unissued shares of common stock by deducting the carrying value of treasury stock from common stock and additional paid-in capital. As of December 31, 2021 and 2020, no shares of common stock remained in treasury.

Common Stock Reserved for Future Issuances

The Company had the following common stock reserved for future issuance as of the date indicated:

December 31, 2021
Stock options issued and outstanding	25,228,853
Restricted stock units outstanding	168,321,952
Shares available for grant under the 2021 Plan	200,569,979
Shares available for grant under the ESPP	20,000,000
Warrants to purchase Class A common stock	51,824,925

Total common stock reserved for future issuances (1)	465,945,709

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(1)

Excludes unvested earnout shares which are restricted shares issued to equity holders of Old Ginkgo as part of the Business Combination (Note 3) and are recorded in equity as shares outstanding upon satisfying the vesting conditions.

18. Stock-Based Compensation

2021 Incentive Award Plan

On September 16, 2021, the 2021 Incentive Award Plan (the “2021 Plan”) became effective. The 2021 Plan provides for the grant of stock options, including incentive stock options (“ISOs”) and nonqualified stock options, stock appreciation rights, restricted stock, dividend equivalents, RSUs and other stock or cash-based awards to employees, consultants and directors of New Ginkgo and its subsidiaries.

The aggregate number of shares of common stock available for issuance under the 2021 Plan, which may be issued as Class A common stock and/or Class B common stock, was initially 200,440,957 shares. As of December 31, 2021, 200,569,979 shares are available for future issuance under the 2021 Plan. The number of shares of common stock reserved for issuance under the 2021 Plan will automatically increase for ten years on January 1 of each year, starting on January 1, 2022, in an amount equal to the lesser of (a) 4.0% of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as is determined by the Board. The maximum number of shares of common stock that may be issued pursuant to the exercise of incentive stock options granted under the 2021 Plan is 200 million shares. Shares issued under the 2021 Plan may consist of authorized but unissued shares, shares purchased on the open market or treasury shares.

2021 Employee Stock Purchase Plan

On September 16, 2021, the 2021 Employee Stock Purchase Plan (the “ESPP”) became effective. The ESPP authorizes (i) the grant of options that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Internal Revenue Code of 1986 (the “Section 423 Component”) and (ii) the grant of options that are not intended to be tax-qualified (the “Non-Section 423 Component”). All of the Company’s employees are expected to be eligible to participate in the ESPP. However, with respect to the Section 423 Component, an employee may not be granted rights to purchase stock under the ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of the Company’s common stock.

The ESPP permits the Company to deliver up to 20 million shares of common stock pursuant to awards issued under the ESPP, which may be Class A common stock and/or Class B common stock. The number of shares of common stock reserved for issuance under the ESPP will automatically increase each January 1, beginning on January 1, 2022, by an amount equal to the lesser of (a) 1% of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as is determined by the Board, provided that no more than 100 million shares may be issued under the Section 423 Component. Prior to or in connection with issuing any shares of common stock under the ESPP, the ESPP administrator may convert awards covering shares of Class B common stock to Class A common stock. As of December 31, 2021, no awards have been granted under the ESPP.

2014 Stock Incentive Plan

The 2014 Stock Incentive Plan (the “2014 Plan”) provided for the Company to grant options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”) and other stock-based awards. From and after the effective

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

date of the 2021 Incentive Award Plan, the Company ceased granting awards under the 2014 Plan. However, the 2014 Plan continues to govern the terms and conditions of the outstanding awards previously granted thereunder. Shares of common stock underlying any awards that are forfeited, cancelled, repurchased, or otherwise terminated by the Company under the 2014 Plan will be added back to the shares available for issuance under the 2021 Incentive Award Plan.

2008 Stock Incentive Plan

The 2008 Stock Incentive Plan (the “2008 Plan”) provided for the Company to grant options and restricted stock awards (“RSAs”). From and after the effective date of the 2014 Stock Incentive Plan, the Company ceased granting awards under the 2008 Plan. However, the 2008 Plan continues to govern the terms and conditions of the outstanding awards previously granted thereunder. Shares of common stock underlying any awards that are forfeited, cancelled, repurchased, or otherwise terminated by the Company under the 2008 Plan will be added back to the shares available for issuance under the 2021 Incentive Award Plan.

Stock Options

Options outstanding under the 2008 Plan and 2014 Plan are fully vested. Options outstanding under the 2021 Plan consists of options granted to a non-employee director and vest in three equal annual installments. All stock options expire no later than ten years after the grant date. The exercise price of each option under the 2021 Plan is equal to the closing price of the Company’s common stock on the date of grant.

A summary of stock option activity for the year ended December 31, 2021 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
			(in years)	(in thousands)
Outstanding as of December 31, 2020	33,354,871	$0.02
Granted	1,664,251	$0.50
Exercised	(10,969,639)	$0.02
Forfeited	(1,594,820)	$0.02

Outstanding as of December 31, 2021	22,454,663	$0.05	2.32	$185,620

Exercisable as of December 31, 2021	22,385,232	$0.02	2.30	$185,620

(1)

The aggregate intrinsic value is calculated as the difference between the Company’s closing stock price on the last trading day of the year and the exercise prices, multiplied by the number of in-the-money stock options.

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2021, 2020 and 2019 was $91.0 million, $5.3 million and $1.1 million, respectively. The weighted-average fair value of options granted during the year ended December 31, 2021 was $8.97 per share and was calculated using the following assumptions. No options were granted during 2020 and 2019.

Year Ended December 31, 2021
Risk-free interest rate	0.11%
Dividend yield	0%
Expected volatility	88.6%
Expected term (in years)	0.96

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Restricted Stock and Restricted Stock Units

RSAs granted under the 2014 Plan are subject to a service-based vesting condition and generally vest in equal monthly installments over four years. RSUs granted under the 2014 Plan are subject to two vesting conditions: (i) a service-based vesting condition that is generally met over four years with 25% of the shares vesting on the first anniversary of the grant date with monthly vesting thereafter, and (ii) a performance-based vesting condition that is met through a liquidity event in the form of either a change of control or an initial public offering (“the performance condition”). RSUs granted under the 2021 Plan are subject to a service-based vesting condition only that is generally met over four years with 25% of the shares vesting on the first anniversary of the grant date with monthly vesting thereafter.

Prior to the Business Combination, no stock-based compensation expense had been recognized related to RSUs granted under the 2014 Plan as the performance condition was not probable of being met and the Business Combination did not meet the definition of a liquidity event as defined in the 2014 Plan. As a result of the Business Combination, on November 17, 2021 the Board of Directors modified the vesting terms of RSUs granted under the 2014 Plan to allow 10% of the RSUs that met the service condition as of the closing of the Business Combination (the “10% RSUs”) to vest with respect to the performance condition, effective as of November 19, 2021, the date on which the Form S-8 registration statement covering such shares became effective. In addition, on November 17, 2021 the Board of Directors modified the vesting terms of the remaining RSUs granted under the 2014 Plan such that they will vest in full with respect to the performance condition on or before March 15, 2022 (the original service-based vesting condition is still applicable). As a result of these modifications, the performance condition for all RSUs granted under the 2014 Plan became probable of being met during the fourth quarter of 2021. As the performance condition was not probable of being met prior to the modification, the RSU awards were remeasured as of the modification date pursuant ASC 718 and the Company recorded a cumulative-catch up adjustment to reflect the change in the probability assessment. The modification resulted in approximately $1,492.2 million of incremental stock-based compensation expense recognized in the fourth quarter of 2021 based on the modification-date fair value. The Company cash settled the 10% RSUs for a total cash payment of $76.5 million equal to the fair value of the stock on the Form S-8 effective date.

In September 2021, the Board of Directors modified the terms of RSUs granted to non-employee directors by adding a cash settlement feature to the awards which allowed the non-employee directors to elect to settle in cash up to 50% of their RSUs that were vested with respect to the service condition on or prior to December 31, 2021 (the “50% RSUs”). The director RSUs were subject to the same performance condition as all other RSUs granted under the 2014 Plan. In the fourth quarter of 2021, all directors elected to cash settle the 50% RSUs. As a result, the 50% RSUs are classified as liability awards and the liability is measured at fair value at the reporting date. The aggregate fair value of the liability classified awards was $26.6 million as of December 31, 2021 which is included in accrued expenses and other current liabilities on the Consolidated Balance Sheets.

A summary of the RSU and RSA activity for the year ended December 31, 2021 is presented below:

	Restricted Stock Units		Restricted Stock Awards
	Number of Shares	Weighted Average Grant Date Fair Value (1)	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2020	124,932,207	$1.74	419,049	$1.99
Granted	133,307,479	$13.53	—
Vested	(85,829,389)	$13.39	(236,427)	$1.99
Forfeited	(4,088,345)	$5.23	—

Nonvested as of December 31, 2021	168,321,952	$13.58	182,622	$1.99

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(1)

The weighted average grant date fair value of awards nonvested as of December 31, 2020 and awards forfeited prior to the modification date reflect the original grant date fair value and not the modification-date fair value.

The weighted average grant date fair value of RSUs granted during the year ended December 31, 2021 was $13.53, which represents the weighted average of the modification-date fair value and any post modification grant date fair values. The weighted average grant date fair value of RSUs granted during the years ended December 31, 2020 and 2019 was $2.68 and $1.78 per share, respectively, and is no longer relevant for expense recognition due to the modification in the fourth quarter of 2021. The weighted average grant date fair value of the RSAs granted during the year ended December 31, 2019 was $1.99 per share. No RSAs were granted during 2021 and 2020.

The aggregate fair value of the RSUs that vested during the year ended December 31, 2021 was $1,149.5 million. No RSUs vested during 2020 and 2019 as the performance condition was not probable of being met. The aggregate fair value of the RSAs that vested during the years ended December 31, 2021, 2020 and 2019 was $0.5 million, $0.5 million and $0.7 million, respectively.

Earnouts

As described in Note 3, the holders of Rollover Equity Awards outstanding immediately prior to the effective time of the Business Combination received a proportional amount of the Earnout Consideration, which is divided into four equal tranches subject to vesting during the five years after the Closing Date (the “Earnout Period”). The earnout shares in respect of the Rollover Equity Awards are subject to the same terms and conditions as the underlying Rollover Equity Awards (including with respect to vesting and termination-related provisions). Additionally, the earnout shares in respect of the Rollover Equity Awards are subject to a market condition that will be met when the trading price of the Company’s common stock is greater than or equal to $12.50, $15.00, $17.50 and $20.00 for any 20 trading days within any period of 30 consecutive trading days during the Earnout Period (collectively, the “Earnout Targets”). To the extent that the Earnout Targets are not achieved during the Earnout Period, the portion of the Earnout Consideration that remains subject to vesting and forfeiture at the end of the Earnout Period will be forfeited to New Ginkgo for no consideration and cancelled.

As described above, the earnout shares related to Old Ginkgo RSUs (“Earnout RSUs”) are subject to the same performance condition as the underlying RSUs. As a result of the November 2021 modification to the RSUs described above, the performance condition became probable of being met in the fourth quarter of 2021. The modification resulted in approximately $173.5 million of incremental stock-based compensation expense recognized in the fourth quarter of 2021 related to the Earnout RSUs based on the modification-date fair value. The first earnout target of $12.50 per share was met on November 15, 2021 and the earnout shares related to the first tranche of the Earnout Consideration for which the service condition had also been met became vested and were settled, less shares withheld to cover tax withholding obligations.

The grant date fair value of Earnout RSUs was estimated on the Closing Date and remeasured on the modification date using a Monte Carlo simulation model with the following assumptions:

Year Ended December 31, 2021
Risk-free interest rate	0.84% - 1.21%
Expected volatility	53.1% - 81%
Expected term (in years)	4.83 - 5
Dividend yield	—

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

A summary of activity during the year ended December 31, 2021 for the Earnout RSUs and the earnout shares underlying Old Ginkgo RSAs (“Earnout RSAs”) is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2020	—
Granted	30,539,475	$12.91
Vested	(2,580,570)	$13.33
Forfeited	(95,780)	$12.92

Nonvested as of December 31, 2021	27,863,125	$12.87

The aggregate fair value of the Earnout RSUs and Earnout RSAs that vested during the year ended December 31, 2021 was $34.4 million.

Stock-Based Compensation

Stock-based compensation expense was allocated as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Research and development	$926,730	$79	$64
General and administrative	755,835	397	707

Total	$1,682,565	$476	$771

As of December 31, 2021, there was $0.5 million of unrecognized compensation expense related to stock options to be recognized over a weighted-average period of 2.4 years, $2,160.8 million of unrecognized compensation expense related to RSUs and Earnout RSUs to be recognized over a weighted-average period of 1.6 years and $0.4 million of unrecognized compensation expense related to RSAs and Earnout RSAs to be recognized over a weighted-average period of 1.0 year.

19. Revenue Recognition

Disaggregation of Revenue

The following table sets forth the percentage of total Foundry revenue by industry:

	Year Ended December 31,
	2021	2020	2019
Consumer and technology	36%	12%	19%
Food and nutrition	25%	35%	39%
Industrial and environment	16%	29%	13%
Agriculture	8%	13%	18%
Pharma and Biotech	8%	2%	2%
Government and Defense	7%	9%	9%

Total Foundry revenue	100%	100%	100%

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company’s revenue is derived from customers located primarily in the United States. For the years ended December 31, 2021, 2020, and 2019, the Company’s revenue from customers within the United States comprised 86%, 88% and 81%, respectively, of total revenue.

Contract Balances

The Company recognizes a contract asset when the Company transfers goods or services to a customer before the customer pays consideration or before payment is due, excluding any amounts presented as accounts receivable. The Company did not have any contract assets as of December 31, 2021 and 2020.

Contract liabilities, or deferred revenue, primarily consist of payments received in advance of performance under the contract or when the Company has an unconditional right to consideration under the terms of the contract before it transfers goods or services to the customer. The Company’s collaborative arrangements with its equity investees and related parties typically include upfront payments consisting of cash or non-cash consideration for future research and development services and non-cash consideration in the form of equity securities for licenses that will be transferred in the future. The Company records the upfront cash payments and fair value of the equity securities as deferred revenue.

The Company also invoices customers based on contractual billing schedules, which results in the recording of deferred revenue to the extent payment is received prior to the Company’s performance of the related services. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract.

Of the Company’s $128.5 million in deferred revenue at December 31, 2020, $28.8 million was recognized as revenue during 2021. Of the Company’s $147.9 million in deferred revenue at December 31, 2019, $25.5 million was recognized as revenue during 2020.

Performance Obligations

The aggregate amount of the transaction price that was allocated to performance obligations that have not yet been satisfied or are partially satisfied as of December 31, 2021 and 2020 was $21.1 million and $20.7 million, respectively. The Company has elected the practical expedient not to provide the remaining performance obligation disclosures related to contracts for which the Company recognizes revenue on a cost-plus basis in the amount to which it has the right to invoice and for contracts with a term of one year or less. As of December 31, 2021, of the performance obligations not yet satisfied or partially satisfied, approximately 90% is expected to be recognized as revenue during the years 2022 to 2026. The remainder cannot be reasonably estimated due to uncertainty about the timing of future events, including development milestones. When a milestone subject to the variable consideration constraint is achieved, the Company updates its estimate of the transaction price to include the milestone payment and records a cumulative catch-up in revenue. During the year ended December 31, 2021, the Company recorded a $6.4 million cumulative catch-up in revenue primarily due to recognition of previously constrained variable consideration related to milestones. The cumulative catch-up adjustment in years 2020 and 2019 was not material.

20. Significant Collaboration Transactions

Arcaea LLC (FKA Kalo Ingredients, LLC)

Summary of Arrangement

Arcaea was formed in March 2021 to focus on the application of synthetic biology in the personal care products industry. In March 2021, the Company entered into (i) an Intellectual Property Contribution Agreement (“Arcaea

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

IP Agreement”) that granted Arcaea a license to certain of the Company’s intellectual property, (ii) a Technical Development Agreement (“Arcaea TDA”) that establishes the terms under which the Company will provide technical research and development services, and (iii) a Common Unit Issuance Agreement (“Arcaea CUIA”) which compensates the Company for its intellectual property contribution. Contemporaneous with these transactions, Arcaea entered into a Series A Preferred Unit Purchase Agreement under which it sold 1,755,000 Series A preferred units to certain of the Company’s investors, for aggregate proceeds of approximately $19.5 million. The Series A Preferred Unit Purchase Agreement provided for the sale and issuance of up to an additional 7,245,000 Series A preferred units subsequent to the initial closing. In subsequent closings during 2021, Arcaea issued an additional 5,139,900 Series A preferred units to existing and third-party investors for aggregate proceeds of approximately $57.1 million and closed its Series A preferred unit financing. As a result, the Company received an additional 5,229,900 common units in Arcaea for total consideration of $35.5 million.

Under the Arcaea IP Agreement, the Company licensed certain intellectual property to Arcaea for use in the development or the production of Arcaea’s products that the parties will subsequently agree to research and develop under technical development plans (“TDPs”). The license rights provide Arcaea with the ability to commercialize the specified products from the corresponding TDP under the Arcaea TDA. In return for the license to the intellectual property, Arcaea has agreed to issue the Company up to 9,000,000 common units in accordance with certain terms and conditions set forth within the agreements. The Company received 1,755,000 common units upon execution of the Arcaea CUIA and an additional 5,229,900 common units upon closing of the Series A preferred unit financing in July 2021 (as discussed above). No additional common units are expected to be issued to the Company.

Under the Arcaea TDA, the parties jointly agree on TDPs, through equal representation on a joint steering committee, under which the Company will perform agreed-upon research and development services in return for consideration on a cost-plus basis for all services provided.

Accounting Analysis

The common unit investment in Arcaea is considered an equity method investment as a result of the Company’s ability to exercise significant influence over Arcaea’s financial and operating policies through its ownership of common units. The initial carrying value of the equity method investment in Arcaea is the fair value of the common units of $11.9 million received in exchange for the Arcaea IP Agreement which, as discussed below, was accounted for as deferred revenue at inception. The fair value of Arcaea’s common units was determined at inception of the agreements using the option pricing method. The option pricing method used a back-solve methodology to infer the total equity value based on the pricing of the Series A preferred unit financing, which was contemporaneous with the Arcaea IP Agreement. Further, the Company determined the rights to up to an additional 7,245,000 common units did not meet the definition of a freestanding financial instrument and are not representative of a derivative. The right to the additional common units is considered variable consideration that is fully constrained at inception and until the contingencies related to the issuance of the additional shares are resolved.

The Series A preferred units issued by Arcaea receive a liquidation preference prior to common units. As such, the Company concluded that this represents a substantive profit-sharing arrangement, and the Company is recognizing earnings and losses on the equity method investment using the HLBV method. The Company recorded a $11.9 million loss on its equity method investment in Arcaea in 2021. The loss allocated to the Company primarily relates to Arcaea’s accounting for the non-cash consideration related to the Arcaea IP Agreement as in-process research and development, which resulted in the full value of the Company’s intellectual property contribution being expensed in 2021. As of December 31, 2021, the carrying value of the equity method investment in Arcaea has been reduced to zero. There is no commitment for the Company to

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

provide further financial support to Arcaea, and therefore the carrying value of the equity method investment will not be reduced below zero.

The relationship with Arcaea is a vendor-customer relationship and is within the scope of ASC 606, as the provision of services and corresponding license rights are considered a part of the Company’s ordinary activities. The common units issued to the Company represent non-cash consideration. While the Arcaea TDA has been executed by the parties and provides the payments terms for future services, the Arcaea TDA does not provide for any transfer of goods or services between the parties. However, the Company will provide licenses and services upon execution of the contemplated TDPs. Accordingly, the Company concluded that the Arcaea TDA, in combination with the Arcaea CUIA, met the definition of a contract under ASC 606. Each TDP executed under the Arcaea TDA will be accounted for in accordance with ASC 606.

The Company’s performance obligations under the contract consist of ten material rights to future technical research and development services and commercial licenses under individual TDPs that the Company expects to execute under the Arcaea TDA. The material rights represent an advance payment for the license rights, which will be granted upon the execution of future TDPs. As there is no additional payment for these license rights when future TDPs are executed, the Company has determined that there is a material right associated with each of the contemplated additional TDPs under the Arcaea TDA. The Company has allocated approximately $1.2 million of the upfront non-cash consideration to each of the ten material rights based on the estimated standalone selling price of the performance obligations. During the year ended December 31, 2021, the additional non-cash consideration received of $35.5 million, which is representative of previously constrained variable consideration, was allocated to each of the ten performance obligations under the arrangement with Arcaea of $3.6 million each consistent with the initial relative selling price allocation. Unexercised material rights are recorded as non-current deferred revenue until such time as the parties execute a TDP conveying a commercial license.

Upon the execution of a TDP underlying a material right, the Company is obligated to provide technical research and development services under the TDP and a license to applicable patents and other intellectual property designed and developed under the TDP. The technical research and development services and license provided under a TDP are highly interdependent and interrelated with one another. Without the Company’s knowledge, expertise, and platform, there would not be a licensable strain or other commercializable product to transfer to Arcaea. Further, Arcaea has rights to development intellectual property created as part of each TDP, irrespective of the result of the development. Therefore, each executed TDP underlying a material right consists of one combined performance obligation for the technical research and development services and license to be provided by the Company.

For each TDP underlying a material right, the transaction price consists of variable consideration for the most likely amount of estimated consideration to be received under the cost-plus arrangement and non-cash consideration allocated to the material rights. As the services performed by the Company under a TDP create or enhance an asset that Arcaea controls as the asset is created or enhanced, the Company satisfies the performance obligation and recognizes revenue over time. The Company uses an input method that compares total costs incurred relative to total estimated cost to complete to estimate progress under the contract. Any revisions to the estimated total budgeted costs to complete, and the resulting impact to revenue recognition, are reflected in the period of the change through a cumulative catch-up adjustment.

As of December 31, 2021, the Company had a deferred revenue balance of $47.4 million with Arcaea. During the year ended December 31, 2021, the Company recognized revenue of $3.7 million from services provided to Arcaea.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Allonnia, LLC

Summary of Arrangement

In December 2019, the Company entered into (i) an Intellectual Property Contribution Agreement (“Allonnia IP Agreement”) that granted Allonnia a license to certain of the Company’s intellectual property, (ii) a Technical Development Agreement (“Allonnia TDA”) that establishes the terms under which the Company is providing technical development services, and (iii) a Common Unit Issuance Agreement (“CUIA”) which provides for the issuance of common units of Allonnia to the Company in exchange for the license rights granted under the Allonnia IP Agreement. Contemporaneous with these agreements, Allonnia entered into a Series A Preferred Unit Purchase Agreement under which Allonnia sold 2,970,000 Series A Preferred Units to certain of the Company’s investors, as well as a third-party investor, for aggregate proceeds of approximately $33.0 million. Allonnia also agreed to issue an additional 630,000 Series A Preferred Units to a strategic partner as compensation for the delivery of future services to Allonnia. The Series A Preferred Unit Purchase Agreement also provided for the sale and issuance of up to an additional 5,400,000 Series A Preferred Units subsequent to the initial closing. In 2020, Allonnia issued an additional 1,844,911 Series A Preferred Units, 1,664,911 of which were sold for aggregate proceeds of $18.5 million and 180,000 of which were issued in exchange for the rights to certain intellectual property which will vest based on the achievement of milestones associated with the development of the intellectual property received. In 2021, Allonnia issued an additional 22,500 Series A Preferred Units for aggregate proceeds of $0.2 million and closed their Series A Preferred Unit financing.

Under the Allonnia IP Agreement, the Company licensed intellectual property to Allonnia for use in the development or the production of its products that the parties will subsequently agree to develop under TDPs. The license rights provide Allonnia with the ability to commercialize the specified products from the corresponding strain or enzyme, which can only be developed by the Company under the Allonnia TDA. The Company received 3,600,000 common units as consideration for the license upon execution of the Allonnia IP Agreement and an additional 1,867,411 common units during the year ended December 31, 2021 in connection with the closing of the Series A preferred unit financing.

Under the Allonnia TDA, the parties jointly agree, through equal representation on a joint steering committee, on TDPs for specific strains and enzymes, in which the Company will perform agreed upon development services in return for consideration on a cost-plus basis for all services provided.

Accounting Analysis

The common unit investment in Allonnia is considered an equity method investment as a result of the Company’s ability to exercise significant influence over Allonnia’s financial and operating policies through its ownership of common units. The initial carrying value of the equity method investment in Allonnia is the fair value of the common units of $24.5 million received in exchange for the Allonnia IP Agreement which, as discussed below, was accounted for as deferred revenue at inception. The fair value of Allonnia’s common units was determined at inception of the agreements using the option pricing method. The option pricing method used a back-solve methodology to infer the total equity value based on the pricing of the Series A Preferred Unit financing, which was contemporaneous with the Allonnia IP Agreement. Further, the Company determined the rights to up to an additional 5,400,000 common units did not meet the definition of a freestanding financial instrument and are not representative of a derivative. The right to the additional common units is considered variable consideration that is fully constrained at inception and until the contingencies related to the issuance of the additional shares are resolved. This contingency was resolved in 2021 when the Company received an additional 1,867,411 common units in connection with the closing of the Series A preferred unit financing.

The Series A Preferred Units issued by Allonnia receive a liquidation preference prior to common units. As such, the Company concluded that this represents a substantive profit-sharing arrangement and the Company is

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

recognizing earnings and losses on the equity method investment using the HLBV method. The Company recorded a loss on equity method investment of $24.5 million in 2019 and $12.7 million in 2021 as a result of the application of the HLBV method. The loss allocated to the Company primarily relates to Allonnia’s accounting for the non-cash consideration related to the Allonnia IP Agreement as in-process research and development, which resulted in the full value of the Company’s intellectual property contribution being expensed in the year that the shares were issued. As of December 31, 2021, the carrying value of the equity method investment in Allonnia has been reduced to zero. There is no commitment for the Company to provide further financial support to Allonnia and therefore the carrying value of the equity method investment will not be reduced below zero.

The relationship with Allonnia is a vendor-customer relationship and is within the scope of ASC 606 as the provision of services and corresponding license rights are considered a part of the Company’s ordinary activities and the common units represent non-cash consideration. While the Allonnia TDA has been executed by the parties and provides the payments terms for future services, the Allonnia TDA does not provide for any transfer of goods or services between the parties. However, the Company will provide licenses and services upon execution of the contemplated TDPs. Accordingly, the Company concluded that the Allonnia TDA met the definition of a contract under ASC 606 and each TDP executed under the Allonnia TDA will be accounted for in accordance with ASC 606.

The Company’s performance obligations under the contract consist of a ten material rights related to the estimated number of TDPs the parties expect to execute under the Allonnia TDA. The material rights represent an advance payment for the license rights which will be granted upon the execution of each TDP. As there is no additional payment for these license rights upon execution of a TDP, the Company has determined that there is a material right associated with each of the contemplated future TDPs. The Company has allocated $2.5 million of the upfront non-cash consideration to each of the ten performance obligations under the contract based on the estimated standalone selling price of the performance obligations. Unexercised material rights are recorded as non-current deferred revenue until such time as the parties execute a TDP.

Upon the execution of each TDP, the Company is obligated to provide development services under the TDP and a license to applicable patents and other intellectual property to the ingredient developed under the plan. The license and research and development services under a TDP are highly interdependent and interrelated with one another. Without the Company’s knowledge, expertise, and platform, there would not be a licensable strain or other commercializable product to transfer to Allonnia. Further, Allonnia has rights to all development intellectual property created as part of each TDP, irrespective of the result of the development. Therefore, each executed TDP consists of one combined performance obligation for the license and research and development services to be performed by the Company.

For each TDP, the transaction price consists of variable consideration for the most likely amount of estimated consideration to be received under the cost-plus arrangement and the $2.5 million allocation of the fixed non-cash consideration. As the services performed by the Company create or enhance an asset that Allonnia controls as the asset is created or enhanced, the Company satisfies the performance obligation and recognizes revenue over time. The Company uses an input method that compares total costs incurred relative to total estimated cost to complete to estimate progress under the contract. Any revisions to the estimated total budgeted costs to complete, and the resulting impact to revenue recognition, are reflected in the period of the change through a cumulative catch-up adjustment. In 2021, the additional non-cash consideration of $12.7 million, which represents previously constrained variable consideration, was allocated to all of the performance obligations consistent with the initial relative selling price allocation and a cumulative catch up was recognized for the TDPs in process.

As of December 31, 2021 and 2020, the Company had a deferred revenue balance of $38.0 million and $26.1 million, respectively, with Allonnia. During the years ended December 31, 2021, 2020 and 2019, the

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Company recognized revenue of $5.1 million, $5.0 million and $0 million, respectively, from services provided to Allonnia.

Motif FoodWorks, Inc.

Summary of Arrangement

In September 2018, the Company entered into (i) an Intellectual Property Contribution Agreement (“Motif IP Agreement”) with Motif that granted Motif a license to certain of the Company’s intellectual property and (ii) a Technical Development Agreement (“Motif TDA”) that establishes the terms under which the Company is providing technical development services.

Under the Motif IP Agreement, the Company licensed intellectual property to Motif for use in strain development to produce ingredients that the parties will subsequently agree to develop under TDPs. The license rights provide Motif with the ability to commercialize the specified ingredients from the corresponding strain, which can only be developed by the Company under the Motif TDA. In return for the license to the intellectual property, Motif granted the Company 9,000,900 shares of common stock. Concurrent with the Motif IP Agreement, Motif also sold 8,100,720 shares of Series A preferred stock to certain of the Company’s investors, as well as third-party investors, for aggregate proceeds of approximately $90.0 million.

The Motif TDA governs the procurement of the Company’s expertise and technical development services to collaborate in the research, development, and commercialization of specified ingredients. Under the Motif TDA, the parties jointly agree on TDPs for specific ingredients, in which the Company will perform agreed upon development services in return for consideration on a cost-plus fixed margin basis for all services provided. At inception, the Company estimated that it would execute ten TDPs with Motif.

Accounting Analysis

The investment in Motif common stock is considered an equity method investment as a result of the Company’s ability to exercise significant influence over the financial and operating policies through its common stock ownership. The initial carrying value of the equity method investment in Motif is the fair value of the common stock received in exchange for the Motif IP Agreement of $65.1 million which, as discussed below, is being accounted for as non-cash consideration under ASC 606. As Motif’s Series A preferred stockholders receive a liquidation preference prior to common stock, the Company concluded that this represents a substantive profit-sharing arrangement. Accordingly, the Company is recognizing earnings and losses on the equity method investment using the HLBV method. The Company recorded a loss on equity method investment of $65.1 million from inception through December 31, 2018 which reduced the carrying value to zero. The loss allocated to the Company primarily relates to Motif’s accounting for the non-cash consideration related to the Motif IP Agreement as in-process research and development, which resulted in the full value of Company’s intellectual property contribution being expensed in the period ended December 31, 2018, at which time the carrying value of the equity method investment in Motif had been reduced to zero. There is no commitment for the Company to provide further financial support to Motif and therefore the carrying value of the equity method investment will not be reduced below zero. As a result, no loss was recognized during the years ended December 31, 2021, 2020 and 2019 on the equity method investment.

The overall arrangement with Motif is a vendor-customer relationship and is within the scope of ASC 606 as the provision of development services and corresponding license rights are considered a part of the Company’s ordinary activities. The licenses contemplated under the Motif IP Agreement are contingent upon a TDP being agreed to by the parties under the Motif TDA and only relate to strains that are developed under a TDP. While the TDPs require approval by the parties, the parties initially estimated that ten TDPs would be negotiated under the arrangement.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company’s performance obligations under the Motif IP Agreement consist of ten material rights, related to the initial set of ingredients that the parties desired to develop in the first two years. The material rights represent an advance payment for the license rights which will be granted upon the execution of each TDP. As there is no additional payment for these license rights upon execution of a TDP, the Company has determined that there is a material right associated with each of the contemplated TDPs. The common stock received under the Motif IP Agreement is considered non-cash consideration and has been recognized at fair value. The Company determined the fair value of the common stock was $65.1 million at inception of the agreement with the assistance of a third-party valuation specialist, which was initially recorded as non-current deferred revenue. The option pricing model used a back-solve methodology to determine the total equity value based on the pricing of the Series A financing, which was contemporaneous with the Motif IP Agreement. The Company has allocated $6.5 million to each of the ten material rights. The Company allocated the transaction price based on the estimated standalone selling price of the material rights which is, in turn, based on the intrinsic value of the right and the probability of exercise.

Upon the execution of each TDP, the Company is obligated to provide development services under the TDP and a license to applicable patents and other intellectual property to the ingredient developed under the plan. The license and research and development services under a TDP are highly interdependent and interrelated with one another. Without the Company’s knowledge, expertise and platform, there would not be a licensable strain or other commercializable product to transfer to Motif. Further, Motif has rights to all development intellectual property created as part of each TDP, irrespective of the result of the development. Therefore, each executed TDP consists of one combined performance obligation for the license and research and development services to be performed by the Company.

For each TDP, the transaction price consists of variable consideration for the most likely amount of estimated consideration to be received under the cost-plus arrangement and the $6.5 million which was allocated to the associated material right under the Motif IP Agreement. As the services performed by the Company create or enhance an asset (i.e., the specified ingredient) that Motif controls as the asset is created or enhanced, the Company satisfies the performance obligation and recognizes revenue over time. The Company uses an input method that compares total costs incurred relative to total estimated cost to complete to estimate progress under the contract. Any revisions to the estimated total budgeted costs to complete, and the resulting impact to revenue recognition, are reflected in the period of the change through a cumulative catch-up adjustment.

As of December 31, 2021 and 2020, the Company had a deferred revenue balance of $52.2 million and $54.0 million, respectively, with Motif. During the years ended December 31, 2021, 2020 and 2019, the Company recognized revenue of $20.2 million, $20.8 million and $19.0 million, respectively, from services provided to Motif.

Genomatica, Inc.

2016 Genomatica Agreement

In 2016, the Company purchased Series A preferred stock of Genomatica, Inc. (“Genomatica”), a biotechnology company specializing in the development and manufacturing of intermediate and specialty chemicals from both sugar and alternative feedstocks. The Company also entered into a Collaboration Agreement with Genomatica (“Genomatica Collaboration”) in connection with the financing. The Genomatica Collaboration was entered into to share expertise on biotechnology solutions. Specifically, Genomatica provided the Company with scale-up and process optimization functions, and the Company has provided Genomatica with certain technology development functions generally centered on high throughput strain engineering capabilities. The Genomatica Collaboration’s focus was on obtaining new customers for either party that could benefit from the combined expertise of both

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

parties, and the agreement provides for profit-sharing allocations between Genomatica and the Company depending on the category of the potential product. Each party is responsible for their own costs incurred under an agreed upon TDP.

2018 Genomatica Agreement

In September 2018, the Company entered into a stock purchase agreement with Genomatica under which it received $40.0 million of Series B preferred stock from Genomatica. In lieu of cash consideration, the Company entered into a Foundry Terms of Service Agreement (“Genomatica FSA”) with Genomatica in which the Company would provide up to $40.0 million in services at no charge to Genomatica (“Initial Prepayment”). The Genomatica FSA terminated the Genomatica Collaboration and changed the pricing terms for work performed under TDPs to a cost-plus fixed margin agreement. Genomatica can apply a portion of the $40.0 million in prepaid services to outstanding invoices under the Genomatica FSA, subject to certain limitations that require cash payment for services over certain monthly thresholds. Further, while the Genomatica FSA replaced the Genomatica Collaboration, any fees that would have been paid to or by the Company under contracts previously governed by the Genomatica Collaboration continued to be shared between the parties. These amounts are either (i) added to, if payable to the Company, or (ii) reduced from, if payable to Genomatica, the balance of the prepaid services over the term of the arrangement, with certain restrictions. As of December 31, 2021 and 2020, the Company has received $8.3 million and $6.9 million, respectively, under the Genomatica FSA. All contracts previously governed by the Genomatica Collaboration have ended as of December 31, 2021, therefore, no additional payments are expected.

Accounting Analysis

The Company concluded the preferred stock investment was not in-substance common stock and therefore did not qualify for accounting as an equity method investment. Rather, the Company concluded the preferred stock investment should be accounted for as an equity security as it represents an ownership interest in Genomatica that is not mandatorily redeemable nor does the Company have the unilateral right to redeem the preferred stock. Genomatica’s preferred stock is not exchange-traded and does not have a readily determinable fair value. Therefore, the Company accounts for the Genomatica preferred stock under the measurement alternative for equity investments that do not have a readily determinable fair value, which in this case is at historical cost. As of December 31, 2021 and 2020, the cost of the investment in Genomatica’s preferred stock was $55.0 million and is included in investments on the Consolidated Balance Sheets. As of December 31, 2021 and 2020, no adjustments have been recognized related to the preferred stock investment as a result of the application of the measurement alternative.

Under the Genomatica Collaboration, the Company was entitled to receive a portion of fees earned from third party customers of Genomatica that were within the scope of the agreement. The Company accounted for the collaboration under ASC 808, however the Company applied ASC 606 by analogy for measurement and recognition purposes. Under the Genomatica Collaboration, the Company’s promises consisted of (i) licenses to the Company’s intellectual property, related to the specified development work, and (ii) research and development services. The Company determined that there was a single, combined performance obligation consisting of research services and licenses to certain intellectual property. The Company recognized the revenue for the combined performance obligation using an over-time input method, as the Company’s performance under the contract created or enhanced the target product or strain as such product or strain was developed. The Company measured progress based on the cost incurred relative to total forecasted cost.

The Genomatica FSA represents a modification to the Genomatica Collaboration that resulted in a change in transaction price from milestones to a cost-plus fixed margin structure. The Genomatica FSA did not result in the

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

addition of any distinct promised goods or services, and the Company’s remaining obligation post-modification was to finish the partially satisfied development work that had commenced under the Genomatica Collaboration. This performance obligation was satisfied during the year ended December 31, 2019 and the parties have entered into subsquent TDPs under the Genomatica FSA.

As of December 31, 2021 and 2020, the Company had a deferred revenue balance of $17.1 million and $30.1 million, respectively, with Genomatica. During the years ended December 31, 2021, 2020 and 2019, the Company recognized revenue of $12.9 million, $9.4 million and $6.2 million, respectively, from services provided to Genomatica.

Joyn Bio, LLC

Summary of Arrangement

In September 2017, the Company and certain other investors formed Cooksonia for the purposes of holding the Company’s investment in Joyn. Concurrently, Cooksonia entered into a commitment agreement with Bayer CropScience LP (“Bayer”) to form Joyn. Joyn is focused on research, development, discovery, and commercialization of engineered microbes for use in agriculture. The initial program uses advanced techniques in biology to study and engineer naturally occurring soil microbes and their nitrogen-fixing genes to enable crops to produce their own fixed nitrogen and reduce the nitrogen fertilizer required.

The Company contributed $5.0 million in cash and certain intellectual property to Cooksonia in exchange for a 70% equity interest in Cooksonia (“Class A Units”). Cooksonia received $20.0 million in cash from another investor, who is a related party of the Company, for a 20% equity interest in Cooksonia (“Class B Units”). Cooksonia also received certain intellectual property from Genomatica and issued Genomatica a 10% equity interest in Cooksonia (“Cooksonia Class C Units”) and paid Genomatica $5.0 million in cash. Subsequently, Cooksonia contributed $20.0 million and all intellectual property received from the Company and Genomatica in exchange for a 50% equity interest in Joyn. Bayer contributed $20.0 million in cash funding plus specified intellectual property. In addition, Bayer committed to contribute up to an additional $60.0 million to be paid subject to certain funding procedures. In return, Bayer obtained a 50% equity interest in Joyn. The agreements may be terminated by mutual agreement, following a change in control, and for breach.

Joyn is governed by a Board of Managers (“Joyn Board”) comprised of equal representation of the Company and Bayer. The Joyn Board has all the rights, powers, obligations, and authority to manage the business and affairs of Joyn.

The Company also entered into a Foundry Services Agreement (“Joyn FSA”) with Joyn under which the Company will provide Joyn with technical services and preferred access to the Company’s facilities. Joyn paid the Company a non-refundable $20.0 million prepayment for services to be provided under the Joyn FSA (“Joyn Prepaid Services”). The Joyn Prepaid Services can be utilized for technical services performed by the Company, its subcontractors, and third parties involved in the performance of the overall technical services. Amounts due to the Company are applied to the balance of Joyn Prepaid Services as earned. During the year ended December 31, 2019, Joyn made an additional $15.0 million prepayment for services (“Joyn Additional Prepaid Services”). Under certain Joyn termination scenarios, any amount of unused Joyn Additional Prepaid Services shall be repaid by the Company to Joyn.

Accounting Analysis

From inception, the Company’s investment in Cooksonia has represented a controlling financial interest, resulting in consolidation of Cooksonia within the Company’s consolidated financial statements (see Note 11).

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The initial cash and in-kind contributions the Company made to Cooksonia have been recorded at carrying value as the transaction was with entities under common control. All assets of Cooksonia after the initial investments, net of the amounts paid to Genomatica, were contributed to Joyn for a 50% equity interest in Joyn. The initial carrying value of the Company’s equity interest in Cooksonia was $13.1 million, comprised of the initial $5.0 million cash investment and an $8.1 million adjustment for Cooksonia’s claim on net assets in accordance with ASC 810, Consolidation (“ASC 810”) recognized to reflect a certain investor’s liquidation preference in a termination event that represents a substantive profit-sharing agreement. The initial carrying value of the non-controlling interest was comprised of cash and intellectual property contributions from the other investors of $29.7 million, less the $8.1 million adjustment for the non-controlling interest holders’ claim on the net assets of Cooksonia.

Cooksonia accounts for its 50% equity interest in Joyn as an equity method investment based on the size of its equity interest and its influence on the board of directors. The equity method investment in Joyn was recorded at an initial carrying value of $97.9 million, which is the fair value of Cooksonia’s interest in Joyn. The fair value was determined by management with the assistance of a third-party valuation specialist. The option pricing model used a back-solve methodology to determine the total equity value based on the pricing of the Class B Units which were exchanged for cash. The license of intellectual property to Joyn has been accounted for under ASC 606 as described below. Upon liquidation, the net assets of Joyn are not distributed in accordance with each party’s respective ownership interest. Depending on the circumstances or type of liquidation event, Bayer or Cooksonia may receive certain preference payments or priority in the assets that are distributed. These preferences represent a substantive profit-sharing arrangement and, accordingly, Cooksonia recognizes earnings and losses on its equity method investment using the HLBV method. Refer to Note 11 for additional details on Cooksonia’s investment in Joyn.

The Company accounts separately under ASC 606 for Cooksonia’s contribution of its intellectual property and the services performed by the Company under technical project plans governed by the Joyn FSA. The Company accounts for the intellectual property sale and the technical services separately as the two agreements were not negotiated with a single commercial objective, the consideration under each agreement is not interdependent, and the intellectual property contribution from Cooksonia is separate and distinct from the research and development services performed under the Joyn FSA.

The Company considers the granting of licenses to the Company’s intellectual property as part of its ordinary business activities and, therefore, Cooksonia’s contribution of intellectual property to Joyn represents a contract with a customer. The intellectual property contains multiple licenses for which control transfers at inception and all revenue associated with the licenses was recognized during the year ended December 31, 2017.

The Joyn FSA functions as a master services agreement that provides the framework for the ongoing research and development services relationship between the Company and Joyn. The Joyn FSA does not create a contract under ASC 606 as it does not identify goods or services to be performed nor does it define consideration under the contract. Upon the execution of a technical project plan under the Joyn FSA, the arrangement qualifies as a contract under ASC 606.

The Company accounts for each technical project separately. Each technical project plan provides for distinct services in the context of the contract, has been separately negotiated with Joyn, focuses on different specified strains with separate scopes of work, and has its own budget. The sole performance obligation under each individual technical project plan consists of the research and development services as the requisite licenses were transferred prior to the execution of the technical project plans. The transaction price for each technical project plan is determined at plan inception based on the consideration that the Company negotiated in exchange for the services to be provided. The Company’s performance under each technical project plan creates or enhances

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

assets under Joyn’s control. Joyn receives the benefits of the output of the research and development services which allow Joyn to make strategic business decisions on the direction of each product candidate. Therefore, the Company satisfies the respective performance obligations and recognizes revenue over time.

As of December 31, 2021 and 2020, the Company had a deferred revenue balance of $4.6 million and $9.9 million, respectively, with Joyn, representing the remaining balance of the prepaid services. The entire deferred revenue balance remains refundable under certain termination scenarios. During the years ended December 31, 2021, 2020 and 2019, the Company recognized revenue of $5.3 million, $7.3 million and $9.3 million, respectively, from services provided to Joyn for which the balance was applied against deferred revenue.

Amyris, Inc.

During 2017, the Company terminated its collaborative relationship with Amyris, Inc. (“Amyris”) as provided in the Amyris Collaboration Agreement and executed a settlement arrangement (“Partnership Agreement”) under which the Company is entitled to receive (i) value share payments owed to the Company under the Amyris Collaboration Agreement, (ii) payments of $0.8 million each quarter commencing on December 31, 2018 through the quarter ended September 30, 2022, and (iii) payments due under an interest bearing $12.0 million promissory note.

The parties amended the agreements during the year ended December 31, 2020 to defer certain payments and provide Amyris waivers for noncompliance with certain covenants. As of December 31, 2020, the Company was owed (i) the $12.0 million principal balance on the promissory note which matures on October 19, 2022 and (ii) payments under the Partnership Agreement, as amended, which includes quarterly payments of $0.2 million to $0.3 million through September 2022 and an end of term payment of $9.8 million on October 19, 2022.

The Company concluded that all amounts due are a settlement for accounting purposes as the payments are being made without any obligation from the Company to Amyris. The balance due on the promissory note and right to payments due under the Partnership Agreement are not recognized in the Company’s financial statements until the gain is realized. The Company recognizes any payments made under the Partnership Agreement and promissory note, including interest, when the cash is received as a component of other (expense) income. On November 15, 2021, the Company received a $22.8 million payment from Amyris in full settlement of all amounts due under the Partnership Agreement including (i) the $12.0 million principal balance on the promissory note and all interest due, (ii) all quarterly payments due under the Partnership Agreement through September 2022 and (iii) an end of term payment of $9.8 million. Payments received from Amyris are recorded as gain on settlement of partnership agreement in the Consolidated Statements of Operations and Comprehensive Loss.

Synlogic, Inc.

Summary of Arrangement

In June 2019, the Company entered into several agreements with Synlogic, a publicly traded clinical-stage biopharmaceutical company focused on advancing drug discovery and development for synthetic biology-derived medicines. The Company entered into a Subscription Agreement with Synlogic whereby it purchased 6,340,771 shares of common stock at $9.00 per share for a total purchase price of $57.1 million, which represented a 19.9% equity interest in Synlogic. The Company also entered into a Warrant Agreement whereby it received the right to purchase 2,548,117 shares of common stock of Synlogic at an exercise price of $9.00 per share. The Company made a non-refundable prepayment related to the exercise price of the warrant equal to $8.99 per share for a total payment of $22.9 million. The warrant is only exercisable to the extent the Company’s interest in Synlogic does

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

not exceed 19.99%. The Company also entered into a Foundry Services Agreement (“Synlogic FSA”) whereby Synlogic provided $30.0 million in cash as a non-refundable prepayment for Foundry services. The prepaid Foundry services can be utilized for development of collaboration strains. Services performed under the services agreement will be applied to the prepaid amount based on the contractual rates included in the contract, based on costs incurred plus a fixed margin. Work will be performed under the Synlogic FSA pursuant to TDPs. Each TDP will pursue the development of a specific collaboration strain and/or production protocol. The Synlogic FSA will terminate upon the earlier of the exhaustion of the prepayment amount in full or the fifth anniversary of the effective date of the agreement and may be extended in certain circumstances.

Accounting Analysis

The overall arrangement with Synlogic includes the Subscription Agreement whereby the Company purchased shares of Synlogic common stock, the Warrant Agreement whereby the Company prepaid a significant portion of the exercise price of the warrant to purchase Synlogic common stock, which is non-refundable, and the Synlogic FSA whereby the Company will perform services for Synlogic. The Company concluded that these agreements should be considered one arrangement for accounting purposes as they were entered into at the same time and negotiated as a package with a single commercial objective.

At inception, the common stock investment in Synlogic was considered an equity method investment as the Company did not have a controlling financial interest in Synlogic but did have the ability to influence the financial and operating policies through its ownership of common stock. The Company elected to apply the fair value option to account for the equity method investment as the fair value of Synlogic’s common stock is objectively determinable based on quoted market prices in an active market for the identical securities. At inception, the fair value of the equity method investment in Synlogic was recorded at $35.8 million as a component of equity method investments on the Consolidated Balance Sheet. Beginning with the third quarter of 2021, due to a decrease in the level of ownership, the investment no longer qualifies for the equity method and was reclassified from equity method investments to investments on the Condensed Consolidated Balance Sheets, and from loss on equity method investments to (loss) gain on investments on the Condensed Consolidated Statements of Operations and Comprehensive Loss for all periods presented. However, the Company continues to apply the fair value option to account for its investments in Synlogic. The Company has also elected to apply the fair value option to account for the warrant to purchase Synlogic common stock, which at inception was recorded at $14.4 million as a component of investments on the Consolidated Balance Sheet. See Note 5 for additional information related to the fair value measurements of Synlogic common stock and the Synlogic warrants and Note 10 for additional information related to the net gains and losses recognized during the periods presented related to these securities.

The Company concluded that the TDPs represent contracts with a customer and will be accounted for under ASC 606. At inception, Synlogic prepaid $30.0 million for services under the Synlogic FSA. The prepaid services were reduced by $29.8 million, which represents the excess of the aggregate $80.0 million the Company paid to purchase Synlogic’s common stock and warrant over the respective fair values of those instruments. This resulted in a deferred revenue balance of $0.2 million at inception, which is being recognized over the period in which the Company will provide services to Synlogic. The Company recognized nominal amounts of revenue during each of the years ended December 31, 2021, 2020 and 2019 from services provided to Synlogic. As of December 31, 2021 and 2020, the Company had a deferred revenue balance of less than $0.1 million with Synlogic.

21. Employee Benefit Plan

The Company has a 401(k) retirement plan covering substantially all employees. Under the retirement plan, employees make voluntary contributions and the Company makes a 5% non-elective contribution for all

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

employees based on compensation, subject to IRS contribution limits. For the years ended December 31, 2021, 2020 and 2019, the Company contributed $3.7 million, $2.2 million and $1.6 million, respectively, to the retirement plan.

22. Income Taxes

For the years ended December 31, 2021, 2020 and 2019, the loss before income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2021	2020	2019
Domestic	$(1,837,497)	$(124,834)	$(119,835)
Foreign	(625)	—	—

Total	$(1,838,122)	$(124,834)	$(119,835)

For the years ended December 31, 2021, 2020 and 2019, the Company incurred the following income tax (benefit) expense (in thousands):

	Year Ended December 31,
	2021	2020	2019
Current state income tax	$1	$26	$22
Deferred federal income tax	(413)	581	—
Deferred state income tax	(912)	1,282	—
Deferred foreign income tax	(156)	—	—

Income tax (benefit) expense	$(1,480)	$1,889	$22

A reconciliation of income tax (benefit) expense computed at the statutory corporate income tax rate to the effective income tax rate for the years ended December 31, 2021, 2020 and 2019 is as follows:

	Year Ended December 31,
	2021	2020	2019
Federal income tax at statutory rate	21.0%	21.0%	21.0%
State income tax	4.5%	4.5%	4.2%
Change in valuation allowance	(23.9)%	(31.3)%	(25.2)%
Executive compensation	(2.0)%	—	—
Equity investments	(0.7)%	(0.6)%	(5.7)%
Tax credits	0.9%	4.8%	4.4%
Non-deductible expenses and change in fair value of warrant liability	0.9%	(0.2)%	(0.1)%
Other expenses	(0.6)%	0.3%	1.4%

Effective tax rate	0.1%	(1.5)%	—

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company’s deferred tax assets and liabilities consist of the following (in thousands):

	Year Ended December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$174,127	$91,467
Tax credit carryforwards	37,455	20,338
Accrued expenses	2,690	1,265
Deferred revenue	45,928	28,590
Stock-based compensation	318,049	—
Amortizable intangibles	3,834	4,198
Tenant allowance	2,927	2,206

Deferred tax assets before valuation allowance	585,010	148,064
Valuation allowance	(583,107)	(143,827)

Deferred tax assets, net of valuation allowance	1,903	4,237
Deferred tax liabilities:
Amortizable intangibles	(4,722)	—
Property and equipment	(830)	(830)
Basis differences	(1,522)	(5,270)

Deferred tax liabilities	(7,074)	(6,100)

Net deferred taxes	$(5,171)	$(1,863)

Activity in the deferred tax assets valuation allowance is summarized as follows (in thousands):

	Beginning of Period	Additions	End of Period
Deferred tax assets valuation allowance:
Year ended December 31, 2021	$143,827	$439,280	$583,107
Year ended December 31, 2020	$104,745	$39,082	$143,827

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. The Company considered its history of cumulative net losses incurred since inception and has concluded that it is more likely than not that it will not realize the benefits of the deferred tax assets. Accordingly, a valuation allowance has been established against the deferred tax assets as of December 31, 2021 and 2020 that are not expected to be realized. The Company reevaluates the positive and negative evidence at each reporting period. The valuation allowance increased on a net basis by approximately $439.3 million during the year ended December 31, 2021 primarily due to an increase in the deferred tax asset related to stock-based compensation and the increase in the net operating losses and tax credits carryforwards.

As of December 31, 2021, the Company had federal net operating loss carryforwards of approximately $665.2 million, of which $139.2 million begin to expire in 2029. The Company has approximately $526.0 million of federal net operating losses as of December 31, 2021 that can be carried forward indefinitely. As of December 31, 2021, the Company had state net operating loss carryforwards of approximately $529.3 million, of which $485.9 million begin to expire in 2029. The Company has approximately $43.4 million of state net operating losses as of December 31, 2021 that can be carried forward indefinitely.

As of December 31, 2021, the Company had federal research and development tax credit carryforwards of approximately $23.3 million which begin to expire in 2029. As of December 31, 2021, the Company also had

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

state research and development and investment tax credit carryforwards of approximately $18.0 million which begin to expire in 2030.

Under Sections 382 and 383 of the U.S. Internal Revenue Code, if a corporation undergoes an ownership change, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an ownership change generally occurs if there is a cumulative change in its ownership by 5% stockholders that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under U.S. state tax laws. The Company may have experienced an ownership change in the past and may experience ownership changes in the future as a result of future transactions in its share capital, some of which may be outside of the Company’s control. As a result, if the Company earns net taxable income, the Company’s ability to use its pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income and taxes may be subject to significant limitations.

We assess the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where we have operations to determine the potential effect on our business and any assumptions we have made about our future taxable income. We cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on our business if they were to be enacted. Beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminates the currently available option to deduct research and development expenditures and requires taxpayers to amortize them over five years. The U.S. Congress is considering legislation that would defer the amortization requirement to future periods, however, we have no assurance that the provision will be repealed or otherwise modified.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which the Company operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. As of December 31, 2021, the Company’s tax years are still open under statute from 2018 to the present in the United States and 2016 to the present in the Netherlands. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state taxing authorities to the extent utilized in a future period.

The Company accounts for uncertain tax positions using a more likely than not threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates uncertain tax positions on an annual basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes. As of December 31, 2021 and 2020, the Company had no recorded liabilities for uncertain tax positions and had no accrued interest or penalties related to uncertain tax positions. The Company does not expect a material change in unrecognized tax benefits in the next twelve months.

23. Net Loss per Share

As a result of the Business Combination, the Company has retroactively restated the weighted average shares outstanding prior to September 16, 2021 to give effect to the Exchange Ratio.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company computes net loss per share of the Class A common stock and Class B common stock using the two-class method required for participating securities. The earnings per share amounts are the same for the different classes of common stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or liquidation. The calculation of basic and diluted earnings per common share are as follows (in thousands, except per share amounts):

	Year ended December 31,
	2021	2020	2019
Numerator:
Net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders, basic	$(1,830,047)	$(126,609)	$(119,327)
Change in fair value of warrant liabilities	$58,615	—	—

Net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders, diluted	$(1,888,662)	$(126,609)	$(119,327)
Denominator
Weighted average common shares outstanding, basic	1,359,848,803	1,274,766,915	1,149,000,417
Weighted average effect of dilutive outstanding warrants	524,540	—	—

Weighted average common shares outstanding, diluted	1,360,373,343	1,274,766,915	1,149,000,417
Basic net loss per share	$(1.35)	$(0.10)	$(0.10)
Diluted net loss per share	$(1.39)	$(0.10)	$(0.10)

The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to Ginkgo Bioworks Holdings, Inc. common stockholders for the periods presented because including them would have been anti-dilutive:

	As of December 31,
	2021	2020	2019
Warrants to purchase Class A common stock	—	1,020,187	1,020,187
Outstanding stock options	25,228,853	33,354,871	35,276,812
Unvested RSUs	168,321,952	124,932,207	70,119,944
Unvested RSAs	182,622	419,049	675,887
New Ginkgo and Sponsor earnout shares (1)	160,995,237	—	—

	354,728,664	159,726,314	107,092,830

(1)	Represents earnout shares for which the vesting conditions have not been satisfied.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

24. Related Parties

Related party transactions included in the Consolidated Balance Sheets, excluding the Company’s investments and equity method investments, are summarized below (in thousands):

	As of December 31,
	2021	2020
Accounts receivable:
Joyn	$5	$—
Motif	3,020	2,403
Genomatica	—	1,500
Allonnia	849	1,309
Arcaea	724	—

	$4,598	$5,212

Deferred revenue, current and non-current:
Joyn	$4,608	$9,862
Motif	52,171	53,952
Genomatica	17,111	30,128
Allonnia	38,016	26,064
Arcaea	47,356	—
Other equity investees	1,559	72

	$160,821	$120,078

Related party transactions included in the Consolidated Statements Operations and Comprehensive Loss, excluding the losses on the Company’s investments and equity method investments, are summarized below (in thousands):

	Year Ended December 31,
	2021	2020	2019
Foundry revenue:
Joyn	$5,254	$7,273	$9,349
Motif	20,224	20,798	18,986
Genomatica	12,868	9,431	6,248
Allonnia	5,126	4,960	—
Arcaea	3,676	—	—
Other equity investees	13	73	685

	$47,161	$42,535	$35,268

Refer to Notes 10 and 20 for additional details on the Company’s investments and equity method investments held in its related parties.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

25. Subsequent Events

(a) Segment Reporting Changes

The Company announced subsequent to year end a change in its reporting structure to formalize Concentric as a separate business unit. The purpose of the reorganization is to strengthen the Company’s focus on the Biosecurity market opportunity which the Company believes is broader than its current offering of the Concentric testing program. The Company’s reportable segments are described as follows:

•

Foundry consists of research and development services performed under collaboration and license agreements relating to the Company’s cell programming platform. The Company’s cell programming platform includes two core assets: the Foundry, highly efficient biology lab facilities, enabled by investment in proprietary workflows, custom software, robotic automation, and data science and analytics, which is paired with the Company’s Codebase, a collection of biological “parts” and a database of biological data used to program cells. In addition to costs incurred under collaboration and license agreements with customers, the Foundry segment also includes costs incurred for the development, operation, expansion and enhancement of the Foundry and Codebase. Foundry revenue is derived from Foundry usage fees and downstream value share in the form of milestone payments, royalties or equity interests.

•

Launched in 2020, Biosecurity consists of COVID-19 testing products and services primarily provided to public health authorities. Biosecurity revenue is derived from sales of test kits and testing and reporting services fees.

The reportable segments are the segments of the Company for which discrete financial information is available and for which segment results are regularly reviewed by the Company’s CODMs for purposes of allocating resources and assessing financial performance. The Company’s CODMs evaluate the financial performance of the Company’s segments based upon segment revenues and operating income. The Company’s measure of segment operating income for management reporting purposes excludes the impact of stock-based compensation expense, depreciation and amortization and changes in fair value of certain contingent liabilities. The Company’s CODMs do not evaluate operating segments using asset information. The accounting policies used in the preparation of reportable segments financial information are the same as those used in the preparation of the Company’s consolidated financial statements.

Ginkgo Bioworks Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

All prior-period comparative segment information was recast to reflect the current reportable segments in accordance with ASC 280, Segment Reporting. Additionally, see Note 2 for an updated accounting policy related to segments and Note 12 for the allocation of goodwill to the Foundry segment and reporting unit. The following table presents summary results of the Company’s reportable segments for the periods indicated (in thousands):

	Year ended December 31,
	2021	2020	2019
Revenue:
Foundry	$112,989	$59,221	$54,184
Biosecurity	200,848	17,436	—

Total revenue	313,837	76,657	54,184
Segment cost of revenue:
Biosecurity	129,690	15,611	—
Segment research and development expense:
Foundry	160,643	84,755	85,487
Biosecurity	31,035	62,219	—

Total segment research and development expense	191,669	146,974	85,487
Segment general and administrative expense:
Foundry	74,407	32,698	28,376
Biosecurity	31,039	4,813	—

Total segment general and administrative expense	105,446	37,511	28,376
Segment operating income (loss):
Foundry	(122,052)	(58,232)	(59,679)
Biosecurity	9,084	(65,207)	—

Total segment operating loss	(112,968)	(123,439)	(59,679)

Operating expenses not allocated to segments:
Stock-based compensation (1)	1,687,607	476	771
Depreciation and amortization	28,185	13,112	11,148
Change in fair value of contingent consideration liability	(293)	—	—

Loss from operations	$(1,828,467)	$(137,027)	$(71,598)

(1)	Includes $5.0 million in employer payroll taxes for the year ended December 31, 2021. Employer payroll taxes for the years ended December 31, 2020 and 2019 were not material.

(b) FGen Acquisition

On March 11, 2022, the Company entered into a definitive agreement to acquire FGen AG (“FGen”), a Swiss company specializing in strain development and optimization. FGen has developed an ultra-high-throughput screening platform built on nanoliter reactor technology which the Company believes will enhance its cell screening capabilities and potentially increase the likelihood of finding enzymes, pathways, and strains or cell lines that perform to diverse product specifications. Under the terms of the agreement, the Company will acquire 100% of the equity of FGen for total consideration of $17.5 million, subject to certain adjustments, payable in New Ginkgo class A common stock, and additional contingent consideration up to $25.0 million related to, among other things, the successful integration and deployment of the FGen technology across the Company’s programs. The transaction is expected to close in April 2022.

Ginkgo Bioworks Holdings, Inc.

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands, except share and per share data)

	As of June 30, 2022	As of December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$1,377,152	$1,550,004
Accounts receivable, net	171,624	131,544
Accounts receivable - related parties	3,253	4,598
Inventory, net	8,102	3,362
Prepaid expenses and other current assets ($6,500 and $0 from related party)	38,717	33,537

Total current assets	1,598,848	1,723,045
Property and equipment, net	176,221	145,770
Investments	89,068	102,037
Equity method investments	6,914	13,194
Intangible assets, net	39,180	21,642
Goodwill	30,973	21,312
Other non-current assets	53,015	43,990

Total assets	$1,994,219	$2,070,990

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$19,459	$8,189
Deferred revenue ($13,089 and $12,502 from related parties)	45,504	33,240
Accrued expenses and other current liabilities	70,059	93,332

Total current liabilities	135,022	134,761
Non-current liabilities:
Deferred rent, net of current portion	20,214	18,746
Deferred revenue, net of current portion ($133,006 and $148,319 from related parties)	156,981	155,991
Lease financing obligation	51,545	22,283
Warrant liabilities	27,294	135,838
Other non-current liabilities	36,107	35,992

Total liabilities	427,163	503,611

Commitments and contingencies (Note 8)
Stockholders’ equity:
Preferred stock, $0.0001 par value; 200,000,000 shares authorized; none issued	—	—
Common stock, $0.0001 par value (Note 6)	164	161
Additional paid-in capital	5,098,018	3,804,844
Accumulated deficit	(3,557,255)	(2,297,925)
Accumulated other comprehensive loss	(5,496)	(1,715)

Total Ginkgo Bioworks Holdings, Inc. stockholders’ equity	1,535,431	1,505,365
Non-controlling interest	31,625	62,014

Total stockholders’ equity	1,567,056	1,567,379

Total liabilities and stockholders’ equity	$1,994,219	$2,070,990

The accompanying notes are an integral part of these condensed consolidated financial statements.

Ginkgo Bioworks Holdings, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(unaudited)

(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Foundry revenue (1)	$44,242	$21,592	$65,730	$44,096
Biosecurity revenue:
Product	3,887	355	17,834	6,130
Service	96,489	21,689	229,459	37,507

Total revenue	144,618	43,636	313,023	87,733

Costs and operating expenses:
Cost of Biosecurity product revenue	2,444	1,820	10,539	11,755
Cost of Biosecurity service revenue	61,467	15,290	138,804	29,055
Research and development	289,188	52,031	611,908	111,616
General and administrative	438,427	34,440	873,195	52,367

Total operating expenses	791,526	103,581	1,634,446	204,793

Loss from operations	(646,908)	(59,945)	(1,321,423)	(117,060)
Other (expense) income:
Interest income (expense), net	1,674	(478)	1,277	(953)
Loss on equity method investments	(10,166)	(4,346)	(31,053)	(32,970)
(Loss) gain on investments	(38,673)	2,755	(38,223)	15,377
Change in fair value of warrant liabilities	23,509	—	108,544	—
Gain on deconsolidation of subsidiary	—	—	15,900	—
Other (expense) income, net	(51)	7,119	1,586	5,774

Total other (expense) income, net	(23,707)	5,050	58,031	(12,772)

Loss before income taxes	(670,615)	(54,895)	(1,263,392)	(129,832)
Income tax benefit	(45)	(431)	(229)	(590)

Net loss	(670,570)	(54,464)	(1,263,163)	(129,242)
Net loss attributable to non-controlling interest	(1,745)	(523)	(3,833)	(1,732)

Net loss attributable to Ginkgo Bioworks Holdings, Inc. stockholders	$(668,825)	$(53,941)	$(1,259,330)	$(127,510)

Net loss per share attributable to Ginkgo Bioworks Holdings, Inc. common stockholders, basic and diluted (2)	$(0.41)	$(0.04)	$(0.78)	$(0.10)
Weighted average common shares outstanding, basic and diluted (2)	1,620,703,542	1,292,538,294	1,614,138,189	1,291,416,874
Comprehensive loss:
Net loss	$(670,570)	$(54,464)	$(1,263,163)	$(129,242)
Other comprehensive loss:
Foreign currency translation adjustment	(3,141)	—	(3,781)	—

Total other comprehensive loss	(3,141)	—	(3,781)	—

Comprehensive loss	$(673,711)	$(54,464)	$(1,266,944)	$(129,242)

(1)

Includes related party revenue of $7,973 and $10,962 for the three months ended June 30, 2022 and 2021, respectively, and $21,501 and $23,622 for the six months ended June 30, 2022 and 2021, respectively.

(2)	Amounts for the three and six months ended June 30, 2021 have been retroactively restated for the reverse recapitalization as described in Note 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Ginkgo Bioworks Holdings, Inc.

Condensed Consolidated Statements of Stockholders’ Equity

(unaudited)

(in thousands, except share data)

	Three Months Ended June 30, 2022
	Common Stock
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- Controlling Interest	Total Stockholders’ Equity
Balance as of March 31, 2022	1,622,054,156	$162	$4,471,418	$(2,888,430)	$(2,355)	$33,253	$1,614,048
Issuance of common stock upon exercise or vesting of equity awards	8,025,753	1	1	—	—	—	2
Issuance of common stock for business acquisitions	5,554,360	1	20,127	—	—	—	20,128
Stock-based compensation expense	—	—	606,472	—	—	117	606,589
Foreign currency translation	—	—	—	—	(3,141)	—	(3,141)
Net loss	—	—	—	(668,825)	—	(1,745)	(670,570)

Balance as of June 30, 2022	1,635,634,269	$164	$5,098,018	$(3,557,255)	$(5,496)	$31,625	$1,567,056

	Six Months Ended June 30, 2022
	Common Stock
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- Controlling Interest	Total Stockholders’ Equity
Balance as of December 31, 2021	1,611,392,152	$161	$3,804,844	$(2,297,925)	$(1,715)	$62,014	$1,567,379
Issuance of common stock upon exercise or vesting of equity awards	18,983,348	2	76	—	—	—	78
Tax withholdings related to net share settlement of equity awards	(295,621)	—	(981)	—	—	—	(981)
Issuance of common stock upon exercise of Public Warrants	30	—	—	—	—	—	—
Issuance of common stock for business acquisitions	5,554,360	1	20,127	—	—	—	20,128
Deconsolidation of subsidiary	—	—	—	—	—	(28,783)	(28,783)
Stock-based compensation expense	—	—	1,273,952	—	—	2,227	1,276,179
Foreign currency translation	—	—	—	—	(3,781)	—	(3,781)
Net loss	—	—	—	(1,259,330)	—	(3,833)	(1,263,163)

Balance as of June 30, 2022	1,635,634,269	$164	$5,098,018	$(3,557,255)	$(5,496)	$31,625	$1,567,056

The accompanying notes are an integral part of these condensed consolidated financial statements.

Ginkgo Bioworks Holdings, Inc.

Condensed Consolidated Statements of Stockholders’ Equity

(unaudited)

(in thousands, except share data)

	Three Months Ended June 30, 2021
	Common Stock (1)
	Shares	Amount	Additional Paid-In Capital (1)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- Controlling Interest	Total Stockholders’ Equity
Balance as of March 31, 2021	1,291,413,193	$129	$929,420	$(541,447)	$—	$7,467	$395,569
Issuance of common stock upon exercise or vesting of equity awards	1,280,607	—	12	—	—	—	12
Issuance of warrants to purchase Series D convertible preferred stock	—	—	150	—	—	—	150
Issuance of Series D convertible preferred stock upon exercise of warrants	771,545	—	—	—	—	—	—
Stock-based compensation expense	—	—	14,519	—	—	—	14,519
Net loss	—	—	—	(53,941)	—	(523)	(54,464)

Balance as of June 30, 2021	1,293,465,345	$129	$944,101	$(595,388)	$—	$6,944	$355,786

	Six Months Ended June 30, 2021
	Common Stock (1)
	Shares	Amount	Additional Paid-In Capital (1)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- Controlling Interest	Total Stockholders’ Equity
Balance as of December 31, 2020	1,288,595,876	$129	$929,125	$(467,878)	$—	$8,676	$470,052
Issuance of common stock upon exercise or vesting of equity awards	4,097,924	—	39	—	—	—	39
Issuance of warrants to purchase Series D convertible preferred stock	—	—	300	—	—	—	300
Issuance of Series D convertible preferred stock upon exercise of warrants	771,545	—	—	—	—	—	—
Stock-based compensation expense	—	—	14,637	—	—	—	14,637
Net loss	—	—	—	(127,510)	—	(1,732)	(129,242)

Balance as of June 30, 2021	1,293,465,345	$129	$944,101	$(595,388)	$—	$6,944	$355,786

(1)	Balances presented were retroactively restated for the reverse recapitalization as described in Note 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Ginkgo Bioworks Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(1,263,163)	$(129,242)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,096	12,794
Stock-based compensation	1,259,336	14,637
Loss on equity method investments	31,053	32,970
Loss (gain) on investments	38,223	(15,377)
Non-cash customer consideration	(18,139)	—
Change in fair value of loans receivable	292	(4,384)
Change in fair value of warrant liabilities	(108,544)	—
Gain on deconsolidation of subsidiary (Note 5)	(15,900)	—
In-process research and development	1,162	—
Other non-cash activity	510	—
Changes in operating assets and liabilities:
Accounts receivable ($1,345 and $(3,590) from related parties)	(38,598)	(6,479)
Prepaid expenses and other current assets	4,973	4,854
Inventory	(4,740)	20
Other non-current assets	(419)	(55)
Accounts payable	10,650	(7,321)
Accrued expenses and other current liabilities	(12,758)	19,139
Deferred revenue, current and non-current ($(14,667) and $(9,995) from related parties)	(19,708)	(6,067)
Deferred rent, non-current	1,468	914
Other non-current liabilities	(3,989)	555

Net cash used in operating activities	(119,195)	(83,042)

Cash flows from investing activities:
Cash acquired in acquisition	1,440	—
Purchase of convertible note (related party)	(6,500)	—
Purchases of property and equipment	(13,153)	(45,969)
Purchase of marketable equity securities	(3,691)	—
Deconsolidation of subsidiary - cash	(28,772)	—
Prepayment for business acquisition	—	(1,210)
Other	28	202

Net cash used in investing activities	(50,648)	(46,977)

Cash flows from financing activities:
Proceeds from exercise of stock options	76	39
Taxes paid related to net share settlement of equity awards	(981)	—
Principal payments on capital leases and lease financing obligation	(720)	(448)
Contingent consideration payment	(521)	—
Payment of deferred offering costs	—	(2,147)

Net cash used in financing activities	(2,146)	(2,556)

Effect of foreign exchange rates on cash and cash equivalents	(104)	—

Net decrease in cash, cash equivalents and restricted cash	(172,093)	(132,575)
Cash and cash equivalents, beginning of period	1,550,004	380,801
Restricted cash, beginning of period	42,924	5,076

Cash, cash equivalents and restricted cash, beginning of period	1,592,928	385,877
Cash and cash equivalents, end of period	1,377,152	235,893
Restricted cash, end of period	43,683	17,409

Cash, cash equivalents and restricted cash, end of period	$1,420,835	$253,302

Supplemental disclosure of non-cash investing and financing activities:
Purchases of equipment through capital leases	$1,012	$1,981
Purchases of property and equipment included in accounts payable and accrued expenses	$6,741	$3,477
Equity received in related parties	$8,873	$24,595
Convertible financial instruments received for Foundry services	$11,939	$—
Equity securities and warrants received for Foundry services	$3,423	$—
Lease financing obligation for build-to-suit lease	$29,482	$—
Common stock issued for business acquisition	$17,015	$—
Contingent consideration for business acquisition	$12,306	$—
Deferred offering costs in accounts payable and accrued expenses	$—	$4,091

The accompanying notes are an integral part of these condensed consolidated financial statements.

Ginkgo Bioworks Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

1. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in conformity with the rules and regulations of the Securities and Exchange Commission and generally accepted accounting principles in the United States (“GAAP”) for interim financial reporting. Accordingly, certain detailed footnote disclosures which would normally be included with complete financial statements have been omitted. In the opinion of management, all normal recurring adjustments necessary for a fair presentation have been made. These condensed consolidated financial statements should be read in conjunction with the Company’s 2021 Annual Report on Form 10-K. Interim results are not necessarily indicative of results for a full year.

On September 16, 2021, Soaring Eagle Acquisition Corp. (“SRNG”) consummated the merger transaction contemplated by the agreement and plan of merger, dated as of May 11, 2021, and amended on May 14, 2021 (the “Merger Agreement”), by and among SRNG, SEAC Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Ginkgo Bioworks, Inc., a Delaware corporation (“Old Ginkgo”), whereby Merger Sub merged with and into Old Ginkgo, the separate corporate existence of Merger Sub ceased and Old Ginkgo survived the merger as a wholly owned subsidiary of SRNG (the “Business Combination”). In connection with the consummation of the Business Combination, SRNG changed its name to “Ginkgo Bioworks Holdings, Inc.” and, among other transactions contemplated by the Merger Agreement, the existing equity holders of Old Ginkgo exchanged their equity interests of Old Ginkgo for equity interests of Ginkgo Bioworks Holdings, Inc.

The Business Combination was accounted for as a reverse recapitalization, in accordance with GAAP (the “Reverse Recapitalization”). Under this method of accounting, SRNG was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Old Ginkgo issuing stock for the net assets of SRNG, accompanied by a recapitalization. The net assets of SRNG are stated at historical cost, with no goodwill or other intangible assets recorded. The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Old Ginkgo. The shares and corresponding capital amounts and loss per share related to Old Ginkgo’s outstanding convertible preferred stock and common stock prior to the Reverse Recapitalization have been retroactively restated to reflect the Exchange Ratio established in the Merger Agreement.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, majority owned subsidiaries and variable interest entities if the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent liabilities in the condensed consolidated financial statements. Estimates used in the preparation of these condensed consolidated financial statements include, among others, revenue recognition, stock-based compensation, the fair value of assets acquired and liabilities assumed in a business combination, the fair value of non-cash consideration received from customers, the fair value of loans receivable, the fair value of certain investments including equity method investments, the fair value of warrant liabilities, the allocation of equity method investment losses under the hypothetical liquidation at book value (“HLBV”) method, accrued expenses and income taxes. Actual results could differ materially from those estimates.

Significant Accounting Policies

There have been no new or material changes to the Company’s significant accounting policies during the six months ended June 30, 2022 as compared to the significant accounting policies described in Note 2 to the Company’s 2021 consolidated financial statements included in the 2021 Annual Report on Form 10-K.

Recently Adopted Accounting Pronouncements

The Company is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, under which it may take advantage of an extended transition period for complying with new or revised accounting standards until such time as those standards apply to private companies. The Company has elected not to opt out of this extended transition period and, as a result, these condensed consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

In October 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers, as if the acquirer had originated the contracts. ASU 2021-08 generally should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements. Prior to this update, such amounts were recognized by the acquirer at fair value on the acquisition date. The Company early adopted the requirements of ASU 2021-08 to apply the amendments prospectively to all business combinations that occurred on or after April 1, 2022.

Recently Issued Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This standard clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. It also introduces required disclosures for equity securities subject to contractual sale restrictions. This standard becomes effective for the Company on January 1, 2024, with early adoption permitted. The Company is considering the impact of this pronouncement on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842): Amendments to the FASB Accounting Standards Codification (“ASC 842”), which has been clarified and amended by various subsequent updates. ASC 842 requires lessees to record a right-of-use (“ROU”) asset and a lease liability on the balance sheet for all leases with a lease term of more than 12 months. ASC 842 also requires additional disclosures about the amount, timing and uncertainty of cash flows arising from leases. The Company plans to adopt ASC 842 for the fiscal year ending December 31, 2022, and for interim periods within the fiscal year beginning on January 1, 2023. In connection with the adoption of ASC 842, the Company will apply the modified retrospective approach and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit in the period of adoption. The Company has elected to apply the package of practical expedients that allows for not reassessing (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification of any expired or existing leases, and (iii) the accounting for initial direct costs for any existing leases. The Company has also elected, by class of underlying asset, not to apply the recognition requirements of ASC 842 to short-term leases. While the Company continues to assess the various impacts of adoption, the most significant effects will primarily relate to (1) the recognition of an ROU asset and lease liability on the balance sheet for the Company’s existing operating leases; and (2) providing significant new disclosures about leasing activities. The Company does not anticipate that the adoption of ASC 842 will have a material impact on its results of operations and cash flows.

2. Acquisitions

On April 1, 2022, the Company acquired all of the outstanding equity interests of FGen AG (“FGen”), a company organized under the laws of Switzerland that specializes in strain development and optimization. FGen has developed an ultra-high-throughput screening platform built on nanoliter reactor technology which the Company believes will enhance its cell screening capabilities and potentially increase the likelihood of finding enzymes, pathways, and strains or cell lines that perform to diverse cell program specifications.

The Company accounted for the transaction as a business combination under ASC 805, Business Combinations. Accordingly, the assets and liabilities acquired were recorded at their estimated fair value on the date of acquisition. FGen’s results of operations have been included in the condensed consolidated statements of operations and comprehensive loss since the date of acquisition and were not material to the Company’s results of operations for the three and six months ended June 30, 2022. The FGen acquisition does not represent a material business combination and, therefore, pro forma financial information is not provided.

The consideration paid was comprised of common stock and contingent consideration as follows (in thousands):

Fair value of Class A common stock	$17,015
Contingent consideration - restricted stock	3,842
Contingent consideration - milestones	8,464

Total FGen consideration	$29,321

The Company issued 5,749,957 shares of its Class A common stock on the acquisition date comprised of 4,051,107 unrestricted shares valued at $17.0 million based on the closing market price of $4.20 and 1,698,850 restricted shares classified as contingent consideration and subject to vesting conditions. The contingent consideration in the form of restricted stock was valued at $3.8 million as of the acquisition date based on management’s estimate of the number of shares expected to vest and the closing market price of $4.20. The restricted shares were issued in three tranches with separate vesting conditions. Tranches 1 and 2 vest based on the price difference between the 15-day volume weighted average price (“VWAP”) of Ginkgo’s Class A common stock calculated on the date immediately prior to closing and the 15-day VWAP calculated on the date immediately prior to Ginkgo’s filing of the registration statement to register the unrestricted shares. The contingency was resolved on April 4, 2022 when the Company filed its Form S-1 registration statement and a total of 461,200 shares vested and 584,246 shares were forfeited related to tranches 1 and 2. The remaining 653,404 tranche 3 restricted shares will vest on the 24-month anniversary of the closing, provided, however, that the number of shares that vest will be reduced by any post-closing purchase price adjustments and indemnity claims. The estimated fair value of tranche 1 and 2 shares was $1.9 million as of the registration statement date, which was reclassified from a liability into stockholders’ equity upon the determination of the number of shares that vested. The Company recorded a $0.8 million loss on the change in fair value of the contingent consideration, which is included in general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss.

The Company is also required to make milestone payments up to a maximum of $25.0 million primarily related to the successful integration and deployment of the FGen technology across the Company’s programs over a 36-month period. The milestones are payable in cash or Class A common stock at the election of the Company. The fair value of the contingent consideration on the acquisition date was determined using a scenario-based method. The significant assumptions used include the expected time of achievement and probability of success related to each milestone and a discount rate.

The Company allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective estimated fair values on the acquisition date. The fair value estimates for the purchase price allocation are considered preliminary and subject to adjustment during the measurement period, not to exceed one year after the date of acquisition. The intangible assets acquired consist of FGen’s developed technology which was measured at fair value using the multi-period excess earnings method under the income approach. Under this method, an intangible asset’s fair value is equal to the present value of the incremental after-tax cash flows attributable only to the intangible asset after deducting charges representing the contribution of other assets to those cash flows. The significant assumptions used include the estimated annual net cash flows (including revenue growth rates, EBITDA and EBIT margins, applicable tax rate, and contributory asset charges), a discount rate, and the tax amortization benefit. Goodwill represents the amount by which the purchase price exceeds the estimated fair value of the net assets acquired and primarily reflects the value of future programs expected to arise after the acquisition. The Company incurred $1.7 million of acquisition-related costs which were included in general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss.

The following table summarizes the preliminary acquisition date fair values of assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash and cash equivalents	$1,430
Accounts receivable	144
Other non-current assets	10
Property and equipment	146
Intangible assets (1)	21,100
Goodwill (2)	11,001
Accounts payable and accrued expenses	(29)
Deferred revenue	(104)
Deferred tax liability	(4,377)

Net assets acquired	$29,321

(1)	Estimated useful life of 15 years.
(2)	Non-deductible for tax purposes.

In June 2022, the Company acquired substantially all of the assets of Bitome, Inc. (“Bitome”), a privately-held company with an integrated metabolite monitoring platform that is expected to support accelerated product development timelines across Ginkgo’s portfolio of cell programs. The Company accounted for the transaction as an asset acquisition as substantially all of the value received was concentrated in the intellectual property acquired. The consideration for the transaction was structured as (i) a repayment of Bitome’s outstanding convertible debt pursuant to the issuance of 388,649 shares of Class A common stock (valued at approximately $1.2 million as of the acquisition date), (ii) a repayment of a portion of Bitome’s outstanding convertible debt in cash in the amount of $0.1 million and (iii) assumption of certain of Bitome’s liabilities and wind-down expenses up to a maximum cap of $0.4 million. The total purchase consideration was expensed as in-process research and development expense in the condensed consolidated statements of operations and comprehensive loss for the three months ended June 30, 2022.

3. Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis (in thousands):

		As of June 30, 2022
	Classification	Total	Level 1	Level 2	Level 3
Assets:
Money market funds	Cash and cash equivalents	$1,335,351	$1,335,351	$—	$—
Synlogic, Inc. warrants (1)	Investments	2,930	—	2,930	—
Marketable equity securities (2)	Investments	23,515	18,012	5,503	—
Loans receivable	Prepaid expenses and other current assets	11,267	—	—	11,267

Total assets		$1,373,063	$1,353,363	$8,433	$11,267

Liabilities:
Public Warrants	Warrant liabilities	$18,285	$18,285	$—	$—
Private Placement Warrants	Warrant liabilities	9,009	—	—	9,009
Contingent consideration	Accrued Expenses and Other Current Liabilities	5,051	—	—	5,051
Contingent consideration	Other non-current liabilities	13,378	—	—	13,378

Total liabilities		$45,723	$18,285	$—	$27,438

		As of December 31, 2021
	Classification	Total	Level 1	Level 2	Level 3
Assets:
Money market funds	Cash and cash equivalents	$1,482,063	$1,482,063	$—	$—
Synlogic, Inc. warrants (1)	Investments	6,166	—	6,166	—
Marketable equity securities (2)	Investments	25,676	15,345	10,331	—
Loans receivable	Prepaid expenses and other current assets	11,559	—	—	11,559

Total assets		$1,525,464	$1,497,408	$16,497	$11,559

Liabilities:
Public Warrants	Warrant liabilities	$77,280	$77,280	$—	$—
Private Placement Warrants	Warrant liabilities	58,558	—	—	58,558
Contingent consideration	Other non-current liabilities	8,467	—	—	8,467

Total liabilities		$144,305	$77,280	$—	$67,025

(1)	The fair value of Synlogic, Inc. warrants is calculated as the quoted price of the underlying common stock, less the unpaid exercise price of the warrants.
(2)

Marketable equity securities classified as Level 2 reflect a discount for lack of marketability due to regulatory sales restrictions, which lapsed on a portion of the shares held during the six months ended June 30, 2022 and were reclassified as Level 1.

There were no transfers into or out of Level 3 during the three and six months ended June 30, 2022 and 2021.

Loans Receivable

Loans receivable measured at fair value on a recurring basis consists of a revolving promissory note with Glycosyn, LLC (“Glycosyn”, and such promissory note, the “Glycosyn Promissory Note”) and a series of convertible notes with Access Bio, Inc. (“Access Bio Convertible Notes”). The fair value of the Glycosyn

Promissory Note and Access Bio Convertible Notes were determined based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. Significant changes in these unobservable inputs in isolation could have resulted in a significantly lower or higher fair value measurement. Changes in fair value of loans receivable are recorded as a component of other (expense) income, net in the condensed consolidated statements of operations and comprehensive loss.

The Company estimated the fair value of the Glycosyn Promissory Note using a probability-weighted discounted cash flow model under a dissolution scenario with partial recovery and no recovery. The significant assumptions used in valuing the Glycosyn Promissory Note as of June 30, 2022 and December 31, 2021 were scenario probabilities of 50%, a recovery rate on first lien debt of 63% and a discount rate of 15%. As of June 30, 2022 and December 31, 2021, the Glycosyn Promissory Note had an unpaid principal balance of $5.4 million and a fair value of $1.8 million.

The Company estimated the fair value of the Access Bio Convertible Notes using a binomial lattice model. Key assumptions used as of June 30, 2022 included 72.2% equity volatility, 0.38 years to maturity, 2.1% risk-free rate, 33.9% risk-adjusted rate and 0% dividend yield. Key assumptions used as of December 31, 2021 included 85.5% equity volatility, 0.88 years to maturity, 0.3% risk-free rate, 30.9% risk-adjusted rate and 0% dividend yield. As of June 30, 2022 and December 31, 2021, the Access Bio Convertible Notes had an unpaid principal balance of $10.0 million. The Access Bio Convertible Notes had a fair value of $9.5 million as of June 30, 2022 and $9.8 million as of December 31, 2021.

The following table provides a reconciliation of loans receivable measured at fair value using Level 3 significant unobservable inputs (in thousands):

	2022	2021
Balance at January 1	$11,559	$15,566
Proceeds from loans receivable	—	(202)
Change in fair value	(292)	4,384

Balance at June 30	$11,267	$19,748

Warrant Liabilities

Upon the closing of the Business Combination, the Company assumed 34,499,925 publicly-traded warrants (“Public Warrants”) and 17,325,000 private placement warrants (the “Private Placement Warrants”) previously issued in connection with SRNG’s initial public offering. The fair value of the Public Warrants has been measured based on the quoted price of such warrants on the New York Stock Exchange. The fair value of the Private Placement Warrants has been estimated utilizing Level 3 inputs, including expected stock-price volatility, expected life, risk-free interest rate and dividend yield. Material increases (or decreases) in any of those inputs may result in a significantly higher (or lower) fair value measurement. The Company estimates the volatility of its Private Placement Warrants based on implied volatility from the Company’s Public Warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend yield is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 inputs used in the recurring valuation of the Private Placement Warrants as of their measurement date:

	June 30, 2022	December 31, 2021
Exercise price	$11.50	$11.50
Stock price	$2.38	$8.31
Volatility	71.7%	58.7%
Term (in years)	4.21	4.71
Risk-free interest rate	2.97%	1.25%

The following table provides a reconciliation of the Private Placement Warrants measured at fair value using Level 3 significant unobservable inputs (in thousands):

2022
Balance at January 1	$58,558
Change in fair value	(49,549)

Balance at June 30	$9,009

Contingent Consideration

In connection with the acquisition of FGen (Note 2), the Company is required to make contingent earnout payments up to a maximum of $25.0 million primarily related to the successful integration and deployment of the FGen technology across the Company’s programs. The Company also issued restricted stock that is subject to vesting conditions and is classified as contingent consideration. A portion of the restricted shares vested during the three months ended June 30, 2022 and $1.9 million of the liability was settled as discussed in Note 2.

In connection with the acquisition of Dutch DNA Biotech B.V. (“Dutch DNA”) on July 1, 2021, the Company is required to make contingent earnout payments up to a maximum of $20.0 million payable to the seller upon the achievement of certain technical and commercial milestones by Dutch DNA pursuant to a Technical Development Agreement executed between the Company and Dutch DNA prior to the close of the acquisition. In the second quarter of 2022, the Company made a payment of $0.7 million upon the achievement of a technical development milestone and recorded a corresponding $0.7 million decrease in the fair value of the contingent consideration liability.

The fair value of contingent consideration related to restricted stock was estimated using the quoted price of Ginkgo’s Class A common stock, an estimate of the number of shares expected to vest, probability of vesting, and a discount rate, which represent Level 3 inputs. The fair value of contingent consideration related to earnout payments was estimated using unobservable (Level 3) inputs as illustrated in the table below. Material increases or decreases in these inputs could result in a higher or lower fair value measurement. Changes in the fair value of contingent consideration are recorded through operating expenses in the condensed consolidated statements of operations and comprehensive loss. The recurring Level 3 fair value measurements of contingent consideration liabilities included the following significant unobservable inputs as of the periods presented:

			June 30, 2022	December 31, 2021
Contingent Consideration Liability	Valuation Technique	Unobservable Input	Range	Range
Earnout payments (FGen and Dutch DNA acquisitions)	Probability-weighted present value	Probability of payment	2% - 95%	10% - 80%
		Discount rate	14.36% - 15.40%	10.7% - 11.3%
Earnout payments (Dutch DNA acquisition)	Discounted cash flow	Projected years of payments	2022 - 2028	2022 - 2037
		Discount rate	12%	9%

The following table provides a reconciliation of the contingent consideration measured at fair value using Level 3 significant unobservable inputs (in thousands):

2022
Balance at January 1	$8,467
Additions	12,306
Change in fair value	300
Settlements and payments	(2,644)

Balance at June 30	$18,429

Nonrecurring Fair Value Measurements

The Company measures the fair value of certain assets, including investments in privately held companies without readily determinable fair values, on a nonrecurring basis when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During the three months ended June 30, 2022, the Company recorded a $10.1 million impairment charge, included as a component of (loss) gain on investments in the condensed consolidated statements of operations and comprehensive loss, due to the decline in the fair value of the Company’s investment in Genomatica preferred stock. The fair value estimates used to determine the impairment charge were determined using enterprise value analyses which include an equal weighing between discounted cash flow analyses and guideline public company and involve significant unobservable (Level 3) inputs. The significant unobservable inputs include the estimated annual net cash flows (including revenue and expense growth rates and capitalization rates), the weighted-average cost of capital used to discount the future cash flows, and the selection of guideline public company multiples for revenue and EBITDA. Material increases or decreases in these inputs could result in a higher or lower fair value measurement.

4. Investments and Equity Method Investments

The Company partners with other investors to form business ventures, including Joyn Bio, LLC (“Joyn”), Motif FoodWorks, Inc. (“Motif”), Allonnia, LLC (“Allonnia”), Arcaea, LLC (“Arcaea”), Verb Biotics, LLC (“Verb”), subsequent to the deconsolidation of Verb as discussed in Note 5, and BiomEdit, LLC (“BiomEdit”) (collectively “Platform Ventures”). The Company also partners with existing entities, including Genomatica, Inc. (“Genomatica”) and Synlogic, Inc. (“Synlogic”) (collectively, “Structured Partnerships”) with complementary assets for high potential synthetic biology applications. The Company holds equity interests in these Platform Ventures and Structured Partnerships. The Company also holds equity interests in other public and private companies as a result of entering into collaboration and license revenue arrangements with these entities.

The Company accounts for its investments in Platform Ventures under the equity method. The Company’s marketable equity securities consist of Synlogic common stock, Synlogic warrants and the shares of common stock of other publicly-traded companies. Marketable equity securities are measured at fair value with changes in fair value recorded in other income (expense) in the condensed consolidated statements of operations and comprehensive loss. Prior to the third quarter of 2021, the Company’s investment in Synlogic common stock was classified as an equity method investment based on the Company’s ownership interest in Synlogic and accounted for under the fair value option. Due to a decrease in the level of ownership interest during the third quarter of 2021, the investment was reclassified from equity method investments to investments on the condensed consolidated balance sheet, and from loss on equity method investments to (loss) gain on investments on the condensed consolidated statements of operations and comprehensive loss for all periods presented. However, the Company continues to account for its investments in Synlogic at fair value.

The Company’s non-marketable equity securities consist of preferred stock of Genomatica and other privately-held companies without readily determinable fair values. Non-marketable equity securities are initially recorded using the measurement alternative at cost and subsequently adjusted for any impairment and observable price changes in orderly transactions for the identical or a similar security of the same issuer. During the three months ended June 30, 2022, the Company recorded a $10.1 million impairment charge, included as a component of (loss) gain on investments in the condensed consolidated statements of operations and comprehensive loss, due to the decline in the fair value of the Company’s investment in Genomatica preferred stock. There were no impairments recorded during the three or six months ended June 30, 2021 and no adjustment from observable price changes has been recognized during any of the periods presented.

Investments and equity method investments consisted of the following (in thousands):

	As of June 30,	As of December 31,
	2022	2021
Investments:
Genomatica, Inc. preferred stock	$44,885	$55,000
Synlogic, Inc. common stock	7,292	15,345
Synlogic, Inc. warrants	2,930	6,166
Marketable equity securities	16,223	10,331
Non-marketable equity securities	17,738	15,195

Total	$89,068	$102,037

Equity method investments (1):
Joyn Bio, LLC	$1,283	$11,694
BiomEdit, LLC	4,321	—
Other	1,310	1,500

Total	$6,914	$13,194

(1)	Equity method investments in Platform Ventures with a carrying value of zero as of June 30, 2022 and December 31, 2021 were excluded from the table.

(Losses) gains on investments and equity method investments consisted of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
(Loss) gain on investments:
Synlogic, Inc. common stock	$(7,926)	$1,965	$(8,053)	$10,969
Synlogic, Inc. warrants	(3,185)	790	(3,236)	4,408
Genomatica	(10,115)	—	(10,115)	—
Marketable equity securities	(17,447)	—	(16,819)	—

Total	$(38,673)	$2,755	$(38,223)	$15,377

Loss on equity method investments:
Joyn Bio, LLC	$(5,424)	$(4,346)	$(10,411)	$(8,375)
Allonnia, LLC	—	—	—	(12,698)
Arcaea, LLC	—	—	—	(11,897)
Verb Biotics, LLC	—	—	(15,900)	—
BiomEdit, LLC	(4,552)	—	(4,552)	—
Other	(190)	—	(190)	—

Total	$(10,166)	$(4,346)	$(31,053)	$(32,970)

5. Variable Interest Entities

Consolidated Variable Interest Entities

As of December 31, 2021, the Company had consolidated three variable interest entities (“VIEs”): Cooksonia, LLC (“Cooksonia”), Verb and Ayana Bio, LLC (“Ayana”), as the Company holds variable interests in and was deemed to be the primary beneficiary of the VIEs. The other investors’ equity interests in the consolidated VIEs are presented as non-controlling interests in the accompanying condensed consolidated financial statements.

The Company holds a 70% equity interest in Cooksonia, which was formed by the Company and certain other investors for the purposes of holding the Company’s investment in Joyn. The Company concluded that it holds a variable interest in and is the primary beneficiary of Cooksonia as it controls the most significant activities of Cooksonia by controlling 100% of the board of directors of Cooksonia and holds a controlling financial interest in Cooksonia. As a result, the Company has consolidated the financial statements of Cooksonia in accordance with ASC 810, Consolidation (“ASC 810”) into its financial statements and has recognized a non-controlling interest associated with the minority equity interest held by other investors of Cooksonia, which together hold the remaining 30% equity interest in Cooksonia.

As of December 31, 2021, the Company held an interest in 9,000,000 common units (representing 100% of common units at inception) in each of Ayana and Verb, two Platform Ventures formed in September 2021 by the Company and certain of its investors. The Company has agreed to provide Ayana and Verb with certain licenses to intellectual property for use in the development or production of products that the parties agree to research and develop under technical development plans (“TDPs”). Additionally, in September 2021, Ayana and Verb entered into a Series A Preferred Unit Purchase Agreement under which each entity sold 9,000,000 Series A preferred units to certain of the Company’s investors for aggregate proceeds of approximately $30.0 million each. During 2021, the Company concluded that it held a variable interest in and was the primary beneficiary of Ayana and Verb as it controlled the most significant activities of these entities. These conclusions were reached because, as of the primary beneficiary assessment dates in 2021, for both Verb and Ayana: (i) the Company had substantive control of the board of directors; (ii) all capital contributions were made by related parties of Ginkgo; and (iii) Ginkgo or its related parties comprised the entirety of the Joint Steering Committee, the governing body which holds significant oversight with respect to the entities’ research and development programs.

As of June 30, 2022, there has been no change in the consolidation status of Cooksonia and Ayana. During the first quarter of 2022, Verb hired a new chief executive officer who was not an affiliate, related party or agent of Ginkgo. The chief executive officer was also appointed to Verb’s Joint Steering Committee and board of directors. As a result, the Company concluded it no longer had substantive control of the board of directors or the Joint Steering Committee. Accordingly, the Company concluded that it was no longer the primary beneficiary of Verb as it no longer controlled the most significant activities of the entity. As a result of this change in the primary beneficiary determination, the Company deconsolidated the entity in the first quarter of 2022 and recorded a gain on deconsolidation of $15.9 million in the condensed consolidated statements of operations and comprehensive loss equal to the fair value of the retained interest as of the deconsolidation date. The fair value of the retained interest was determined using the option pricing method. The option pricing method used a back-solve methodology to infer the total equity value based on the pricing of the Series A preferred unit financing given the proximity of the deconsolidation event to the financing.

Subsequent to the deconsolidation, Verb and Ginkgo jointly agree on TDPs, through equal representation on the Joint Steering Committee, under which the Company will perform agreed-upon research and development services in return for consideration on a cost-plus basis for all services provided. Ginkgo has agreed to provide Verb with licenses to certain of its intellectual property for use in the development, production and commercialization of Verb’s products under the TDPs. The Company’s common unit investment in Verb is accounted for as an equity method investment, and accordingly, Verb is a related party of Ginkgo. The initial carrying value of the equity method investment in Verb was equal to the fair value of the retained interest of $15.9 million as of the deconsolidation date. The Series A preferred units issued by Verb receive a liquidation preference prior to common units. As such, the Company concluded that this represents a substantive profit-sharing arrangement, and the Company is recognizing earnings and losses on the equity method investment using the HLBV method. The Company recorded a $15.9 million loss on its equity method investment in Verb in the first quarter of 2022 due to a basis difference associated with in-process research and development identified as part of the initial accounting for the equity method investment. This loss reduced the carrying value of the equity method investment in Verb to zero. There is no commitment for the Company to provide further financial support to Verb, and therefore the carrying value of the equity method investment will not be reduced below zero.

The following table presents the carrying amounts and classification of the VIEs’ assets and liabilities included in the condensed consolidated balance sheet (in thousands):

	As of June 30,	As of December 31,
	2022	2021
Cash and cash equivalents	$26,950	$58,025
Prepaid expenses and other current assets	6,642	737
Equity method investments	1,283	11,694
Property and equipment, net	130	—
Other non-current assets	3	—

Total assets	$35,008	$70,456

Accounts payable	$62	$188
Accrued expenses and other current liabilities	85	440

Total liabilities	$147	$628

Unconsolidated Variable Interest Entities

With respect to the Company’s investments in Motif, Allonnia, Genomatica, Arcaea, Verb (subsequent to the deconsolidation) and BiomEdit (collectively “Unconsolidated VIEs”), the Company has concluded these entities represent VIEs. However, although the Company may have board representation and is involved in the ongoing development activities of the entities via its participation on joint steering committees, the Company has concluded that it is not the primary beneficiary of these entities. This conclusion is supported by the fact that: (i) it does not control the board of directors of any of the Unconsolidated VIEs, and no voting or consent agreements exist between the Company and other members of each respective board of directors or other investors, (ii) the holders of preferred security interests in the Unconsolidated VIEs hold certain rights that require their consent prior to the taking of certain actions, which include certain significant operating and financing decisions, and (iii) the Company’s representation on the joint steering committee of each respective entity does not give it control over the development activities of any of the Unconsolidated VIEs, as all votes must pass by consensus and there are no agreements in place that would require any of the entities to vote in alignment with the Company. As the Company’s involvement in the Unconsolidated VIEs does not give it the power to control the decisions with respect to their development or other activities, which are their most significant activities, the Company has concluded that it is not the primary beneficiary of the Unconsolidated VIEs.

With respect to Cooksonia’s investment in Joyn, as Cooksonia does not control Joyn’s board of directors, it does not have the power to control the decisions related to the development activities of Joyn, which are its most significant activities. Accordingly, the Company has concluded that Cooksonia is not the primary beneficiary of Joyn. The Company has provided financial support to Joyn in the amount of $6.5 million during the three months ended June 30, 2022 in the form of convertible promissory notes (see Note 14), which was deemed necessary to fund Joyn’s operations. The Company has a remaining funding commitment of $3.5 million to Joyn as of

June 30, 2022 under the convertible note agreement. The Company’s financial exposure to Joyn consists of the carrying value of its equity method investment in Joyn, the unpaid principal balance plus accrued interest of the convertible notes and future financial commitments of $3.5 million.

Additionally, the Company holds equity interests in certain privately-held entities that are not consolidated as the Company is not the primary beneficiary. As of June 30, 2022 and December 31, 2021, the maximum risk of loss related to the Company’s unconsolidated VIEs was limited to the carrying value of its investment in such entities.

Refer to Notes 4 and 12 for additional details on the Company’s investments and equity method investments.

6. Supplemental Balance Sheet Information

Cash, Cash Equivalents and Restricted Cash

The reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheet to the totals shown within the condensed consolidated statements of cash flows is as follows (in thousands):

	As of June 30,
	2022	2021
Cash and cash equivalents	$1,377,152	$235,893
Restricted cash included in prepaid expenses and other current assets (1)	4,239	—
Restricted cash included in other non-current assets (1)	39,444	17,409

Total cash, cash equivalents and restricted cash	$1,420,835	$253,302

(1)

Includes cash balances collateralizing letters of credit associated with the Company’s facility leases and a customer prepayment requiring segregation and restrictions in its use in accordance with the customer agreement.

Inventory, net

Inventory, net consisted of the following (in thousands):

	As of June 30,	As of December 31,
	2022	2021
Finished goods	$7,524	$3,264
Raw materials	863	64
Work in process	—	50
Less: inventory reserve	(285)	(16)

Inventory, net	$8,102	$3,362

Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	As of June 30,	As of December 31,
	2022	2021
Facilities	$12,762	$12,762
Furniture and fixtures	4,661	4,617
Lab equipment	122,209	113,963
Computer equipment and software	12,279	10,129
Leasehold improvements	55,705	55,033
Construction in progress	46,780	10,278
Vehicles	37	40

Total property and equipment	254,433	206,822
Less: Accumulated depreciation	(78,212)	(61,052)

Property and equipment, net	$176,221	$145,770

Capitalization

The following table presents the Company’s authorized, issued, and outstanding common stock as of the dates indicated:

	Authorized	Issued	Outstanding
Common stock as of June 30, 2022:
Class A	10,500,000,000	1,095,736,657	1,000,569,264
Class B	4,500,000,000	396,077,560	347,065,005
Class C	800,000,000	288,000,000	288,000,000

	15,800,000,000	1,779,814,217	1,635,634,269

Common stock as of December 31, 2021:
Class A	10,500,000,000	1,326,146,808	1,273,976,963
Class B	4,500,000,000	364,844,007	337,415,189
Class C	800,000,000	—	—

	15,800,000,000	1,690,990,815	1,611,392,152

During the six months ended June 30, 2022, the Company issued 288,000,000 shares of Class C common stock to a stockholder in exchange for the same number of shares of Class A common stock pursuant to the stockholder exchange agreement.

During the three months ended June 30, 2022, the Company issued 5,554,360 shares of Class A common stock for acquisitions (see Note 2).

Refer to Note 9, Stock-Based Compensation, for shares of common stock issued in relation to the Company’s equity incentive plans.

7. Goodwill and Intangible Assets, net

All goodwill is allocated to the Foundry reporting unit and segment identified in Note 11. Changes in the carrying amount of goodwill consisted of the following (in thousands):

Balance as of December 31, 2021	$21,312
Goodwill acquired in FGen acquisition	11,001
Impact of foreign currency translation	(1,389)
Measurement period adjustment (1)	49

Balance as of June 30, 2022	$30,973

(1)	Reflects the final determination of net-working capital adjustments as of the acquisition date related to the Dutch DNA acquisition.

Intangible assets, net consisted of the following (in thousands):

	Weighted Average Amortization Period	Gross Carrying Amount (1)	Accumulated Amortization (1)	Net
Balances as of June 30, 2022
Acquired technology	13.9	$43,806	$(4,626)	$39,180
Balances as of December 31, 2021
Acquired technology	13.3	$25,038	$(3,396)	$21,642

(1)	Gross carrying amount and accumulated amortization include the impact of cumulative foreign currency translation adjustments.

Amortization expense was $0.8 million and $0.2 million for the three months ended June 30, 2022 and 2021, respectively, and $1.3 and $0.3 million for the six months ended June 30, 2022 and 2021, respectively. Future amortization expense will be approximately $1.7 million for the remainder of 2022 and $3.4 million for each of the years ending December 31, 2023 to 2026.

8. Commitments and Contingencies

Lease Obligations

In June 2022, the Company entered into an amendment to its corporate headquarters lease at 27 Drydock in Boston, Massachusetts, expanding the leased premises by approximately 18,170 square feet. The lease commencement date for the expansion premises is expected to be April 2023 and will expire in January 2036 co-terminus with the existing lease. Total base rent payments over the life of the lease are estimated to increase by approximately $23.1 million as a result of the amendment. The amendment contains periods of free rent, annual rent increases and aggregate tenant improvement allowances of up to $2.2 million.

Purchase Obligations

On March 31, 2022, the Company entered into a four-year supply agreement with Twist Bioscience Corporation for the purchase of diverse products including synthetic DNA. The agreement is effective as of April 1, 2022 and obligates the Company to spend a minimum of $58.0 million over the four-year term with the following minimum annual commitments (each annual year is defined as April 1 to March 31): year 1 $10.0 million; year 2 $13.0 million; year 3 $16.0 million; and year 4 $19.0 million.

Legal Proceedings

The Company is not currently party to any material legal proceedings. As of each reporting date, the Company evaluates whether or not a potential loss amount or range of loss amounts is reasonably estimable and probable of being incurred and whether such amounts meet the requirements to be accrued or disclosed pursuant to ASC 450, Contingencies. The Company expenses costs related to such legal proceedings as incurred.

9. Stock-Based Compensation

The following table summarizes stock-based compensation expense by financial statement line item in the Company’s condensed consolidated statements of operations and comprehensive loss for the periods presented (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Research and development	$216,838	$22	$477,846	$40
General and administrative	389,677	14,497	781,490	14,597

Total	$606,515	$14,519	$1,259,336	$14,637

The Company currently grants stock-based incentive awards pursuant to the 2021 Incentive Award Plan (the “2021 Plan”). As of June 30, 2022, there were 206,218,238 shares available for future issuance under the 2021 Plan.

Stock Options

A summary of stock option activity for the six months ended June 30, 2022 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
			(in years)	(in thousands)
Outstanding as of December 31, 2021	22,454,663	$0.05
Granted	651,096	$2.82
Exercised	(3,872,794)	$0.02

Outstanding as of June 30, 2022	19,232,965	$0.15	2.09	$43,731

Exercisable as of June 30, 2022	18,530,087	$0.03	1.80	$43,731

(1)

The aggregate intrinsic value is calculated as the difference between the Company’s closing stock price on the last trading day of the quarter and the exercise prices, multiplied by the number of in-the-money stock options.

The aggregate intrinsic value of stock options exercised during the six months ended June 30, 2022 and 2021 was $9.1 million and $20.3 million, respectively. During the six months ended June 30, 2022, the Company granted options with an aggregate fair value of $1.2 million. No stock options were granted during the six months ended June 30, 2021. The weighted-average fair value of options granted during the six months ended June 30, 2022 was $1.84 per share and was calculated using the following key input assumptions in the Black-Scholes option-pricing model:

Risk -free interest rate	3.25%
Expected dividend yield	0%
Expected volatility	75%
Expected term	5.5 years

As of June 30, 2022, there was $1.4 million of unrecognized compensation expense related to stock options to be recognized over a weighted-average period of 1.3 years.

Restricted Stock and Restricted Stock Units

In addition to a service-based vesting condition, the restricted stock units (“RSUs”) granted under the 2014 Stock Incentive Plan (the “2014 Plan”) were subject to a performance-based vesting condition that was met through a liquidity event in the form of either a change of control or an initial public offering (“the performance condition”). Prior to the Business Combination, no stock-based compensation expense had been recognized related to RSUs granted under the 2014 Plan as the performance condition was not probable of being met and the Business Combination did not meet the definition of a liquidity event as defined in the 2014 Plan. As a result of the Business Combination, in the fourth quarter of 2021, the board of directors modified the vesting terms of RSUs to allow all RSUs granted under the 2014 Plan to vest in full with respect to the performance condition on or before March 15, 2022 (the original service-based vesting condition is still applicable). As a result of these modifications, the performance condition for all RSUs granted under the 2014 Plan became probable of being met in the fourth quarter of 2021 and the awards were remeasured using the price of $13.59 per share as of the modification date. Subsequent to the modification, compensation expense for RSUs is recognized using an accelerated attribution method over the requisite service period for each employee award. The Company recognized $533.2 million and $1,115.0 million of compensation expense related to the modified RSUs in the three and six months ended June 30, 2022, respectively.

During the six months ended June 30, 2022, the Company cash settled approximately 3.2 million RSUs granted to non-employee directors for a total cash payment of $9.8 million.

A summary of the RSU and restricted stock award (“RSA”) activity for the six months ended June 30, 2022 is presented below:

	Restricted Stock Units		Restricted Stock Awards
	Number of Shares	Weighted Average Grant Date Fair Value (1)	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2021	168,321,952	$13.58	182,622	$1.99
Granted	64,269,271	$3.79
Vested	(15,560,621)	$12.81	(89,264)	$1.99
Forfeited	(2,759,099)	$9.21

Nonvested as of June 30, 2022	214,271,503	$10.75	93,358	$1.99

(1)	The weighted average grant date fair value of awards granted prior to the modification date reflect the modification-date fair value and not the original grant date fair value.

The weighted average grant date fair value of RSUs granted during the six months ended June 30, 2022 and 2021 was $3.79 and $6.92, respectively. The weighted average grant date fair value of RSUs granted during the six months ended June 30, 2021 is no longer relevant for expense recognition due to the modification in the fourth quarter of 2021. No RSAs were granted during the six months ended June 30, 2022 and 2021.

The aggregate fair value of the RSUs that vested during the six months ended June 30, 2022 was $199.3 million. No RSUs vested during the six months ended June 30, 2021 as the performance condition was not probable of being met. The aggregate fair value of the RSAs that vested during the six months ended June 30, 2022 and 2021 was $0.2 million.

As of June 30, 2022, there was $1,008.4 million of unrecognized compensation expense related to RSUs to be recognized over a weighted-average period of 2.1 years and $0.2 million of unrecognized compensation expense related to RSAs to be recognized over a weighted-average period of 0.5 years.

Earnouts

In connection with the Business Combination, holders of Old Ginkgo rollover equity awards (i.e., RSUs, RSAs and options) granted under the Company’s stock incentive plans (together the “Rollover Equity Awards”) received earnout shares, which are divided into four equal tranches subject to forfeiture to the extent that the vesting conditions described below are not satisfied on or before the fifth anniversary of the closing of the Business Combination (the “Earnout Period”). The earnout shares in respect of the Rollover Equity Awards are subject to the same terms and conditions as the underlying Rollover Equity Awards (including with respect to vesting and termination-related provisions). Additionally, the earnout shares in respect of the Rollover Equity Awards are subject to a market condition that will be met when the trading price of the Company’s common stock is greater than or equal to $12.50, $15.00, $17.50 and $20.00 for any 20 trading days within any period of 30 consecutive trading days during the Earnout Period (collectively, the “Earnout Targets”). The first Earnout Target of $12.50 per share was met on November 15, 2021.

The earnout shares related to Old Ginkgo RSUs (“Earnout RSUs”) were subject to the same performance condition as the underlying RSUs. As a result of the modification of the RSUs described above, the performance condition became probable of being met in the fourth quarter of 2021 and compensation expense for Earnout RSUs began to be recognized in the same manner as the modified RSUs based on the modification-date fair value of the Earnouts RSUs. The Company recognized $60.8 million and $129.1 million of compensation expense related to the modified Earnout RSUs in the three and six months ended June 30, 2022, respectively.

A summary of activity during the six months ended June 30, 2022 for the Earnout RSUs and the earnout shares underlying Old Ginkgo RSAs (“Earnout RSAs”) is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2021	27,863,125	$12.87
Vested	(433,160)	$13.33
Forfeited	(169,894)	$12.92

Nonvested as of June 30, 2022	27,260,071	$12.86

The aggregate fair value of the Earnout RSUs and Earnout RSAs that vested during the six months ended June 30, 2022 was $5.8 million.

As of June 30, 2022, there was $89.0 million of unrecognized compensation expense related to earnout shares to be recognized over a weighted-average period of 1.3 years.

10. Revenue Recognition

Disaggregation of Revenue

The following table sets forth the percentage of Foundry revenues by industry based on total Foundry revenue:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Consumer and technology	61%	24%	52%	19%
Pharma and biotech	15%	14%	16%	13%
Food and nutrition	9%	22%	9%	25%
Industrial and environment	8%	19%	16%	22%
Agriculture	4%	8%	4%	10%
Government and defense	3%	13%	3%	11%

Total Foundry revenue	100%	100%	100%	100%

The Company’s revenue is derived from customers located primarily in the United States. For the three months ended June 30, 2022 and 2021, the Company’s revenue from customers within the United States comprised 82% and 89%, respectively, of total revenue. For the six months ended June 30, 2022 and 2021, the Company’s revenue from customers within the United States comprised 91% and 90%, respectively, of total revenue.

Contract Balances

The Company recognizes a contract asset when the Company transfers goods or services to a customer before the customer pays consideration or before payment is due, excluding any amounts presented as accounts receivable. The Company had no contract asset balances as of June 30, 2022 and December 31, 2021.

Contract liabilities, or deferred revenue, primarily consist of payments received in advance of performance under the contract or when the Company has an unconditional right to consideration under the terms of the contract before it transfers goods or services to the customer. The Company’s collaborative arrangements with its investees and related parties typically include upfront payments consisting of cash or non-cash consideration for future research and development services and non-cash consideration in the form of equity securities for licenses that will be transferred in the future. The Company records the upfront cash payments and fair value of the equity securities as deferred revenue.

The Company also invoices customers based on contractual billing schedules, which results in the recording of deferred revenue to the extent payment is received prior to the Company’s performance of the related services. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract.

During the six months ended June 30, 2022, the Company recognized $25.2 million of revenue that was included in the contract liabilities balance of $189.2 million as of December 31, 2021. During the six months ended June 30, 2021, the Company recognized $18.5 million of revenue that was included in the contract liabilities balance of $128.5 million as of December 31, 2020.

Performance Obligations

The aggregate amount of the transaction price that was allocated to performance obligations that have not yet been satisfied or are partially satisfied as of June 30, 2022 and December 31, 2021 was $53.8 million and $21.1 million, respectively. The Company has elected the practical expedient not to provide the remaining performance obligation disclosures related to contracts for which the Company recognizes revenue on a cost-plus basis in the amount to which it has the right to invoice and for contracts with a term of one year or less. As of June 30, 2022, of the performance obligations not yet satisfied or partially satisfied, nearly all is expected to be recognized as revenue during the years 2022 to 2026.

11. Segment Information

Prior to 2022, the Company operated as a single reportable segment. In the first quarter of 2022, the Company reorganized its operations into two operating and reportable segments: Foundry and Biosecurity. The reorganization reflects changes made to the Company’s internal management structure and how the Company’s chief operating decision makers (“CODMs”) evaluate operating results and make decisions on how to allocate resources. All prior-period comparative segment information was recast to reflect the current reportable segments in accordance with ASC 280, Segment Reporting. The Company’s reportable segments are described as follows:

•

Foundry consists of research and development services performed under collaboration and license agreements relating to the Company’s cell programming platform. The Company’s cell programming platform includes two core assets: the Foundry, highly efficient biology lab facilities, enabled by investment in proprietary workflows, custom software, robotic automation, and data science and analytics, which is paired with the Company’s Codebase, a collection of biological “parts” and a database of biological data used to program cells. The Foundry segment includes costs incurred for the development, operation, expansion and enhancement of the Foundry and Codebase. Foundry revenue is derived from Foundry usage fees and downstream value share in the form of milestone payments, royalties or equity interests.

•

Biosecurity consists of COVID-19 testing products and services primarily provided to public health authorities. Biosecurity revenue is derived from sales of test kits and testing and reporting services fees.

The reportable segments are the segments of the Company for which discrete financial information is available and for which segment results are regularly reviewed by the Company’s CODMs, comprised of the Chief Executive Officer and the Chief Operating Officer, for purposes of allocating resources and assessing financial performance. The Company’s CODMs evaluate the financial performance of the Company’s segments based upon segment revenues and operating income. The Company’s measure of segment operating income for management reporting purposes excludes the impact of stock-based compensation expense, depreciation and amortization and changes in fair value of certain contingent liabilities. The Company’s CODMs do not evaluate operating segments using asset information. The accounting policies used in the preparation of reportable segments financial information are the same as those used in the preparation of the Company’s consolidated financial statements.

The following table presents summary results of the Company’s reportable segments for the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue:
Foundry	$44,242	$21,592	$65,730	$44,096
Biosecurity	100,376	22,044	247,293	43,637

Total revenue	144,618	43,636	313,023	87,733
Segment cost of revenue:
Biosecurity	63,911	17,110	149,343	40,810
Segment research and development expense:
Foundry	62,779	40,828	110,068	71,722
Biosecurity	443	4,374	960	27,777

Total segment research and development expense	63,222	45,202	111,028	99,499
Segment general and administrative expense:
Foundry	36,601	14,722	63,294	27,877
Biosecurity	12,409	5,084	25,644	9,619

Total segment general and administrative expense	49,010	19,806	88,938	37,496
Segment operating income (loss):
Foundry	(55,138)	(33,958)	(107,632)	(55,503)
Biosecurity	23,613	(4,524)	71,346	(34,569)

Total segment operating income (loss)	(31,525)	(38,482)	(36,286)	(90,072)

Operating expenses not allocated to segments:
Stock-based compensation (1)	607,270	14,519	1,266,305	14,637
Depreciation and amortization	9,326	6,944	18,532	12,351
Change in fair value of contingent consideration liability	(1,213)	—	300	—

Loss from operations	$(646,908)	$(59,945)	$(1,321,423)	$(117,060)

(1)

Includes $0.8 million and $7.0 million in employer payroll taxes for the three and six months ended June 30, 2022, respectively. Employer payroll taxes for the three and six months ended June 30, 2021 were not material.

12. Significant Collaboration Transactions

The Company has entered into several collaboration, license and similar arrangements under which it provides research and development services to its Platform Ventures and Structured Partnerships. Other than as described below and in Note 5 related to the deconsolidation of Verb, during the three and six months ended June 30, 2022 and 2021, there were no material changes to the Company’s arrangements with its Platform Ventures and Structured Partnerships. For a description of these arrangements and the related accounting conclusions, refer to Note 20 to the audited consolidated financial statements included in the Company’s 2021 Annual Report on Form 10-K. Refer to Notes 4 and 5 for additional details on the Company’s investments and Note 14 for a summary of transactions with related parties.

BiomEdit, LLC

In April 2022, the Company, along with one of its investors and third-party investors, including Elanco Animal Health Inc. (“Elanco”), launched BiomEdit, LLC (“BiomEdit”), a microbiome innovation company that intends to discover, design and develop novel probiotics, microbiome derived bioactives and engineered microbial medicines in the field of animal health. Concurrently with the launch, the Company entered into (i) an Intellectual Property Contribution Agreement (“BiomEdit IP Agreement”) that granted BiomEdit a license to certain of the Company’s intellectual property, (ii) a Technical Development Agreement (“BiomEdit TDA”) that establishes the terms under which the Company will provide technical research and development services, and (iii) a Common Unit Issuance Agreement (“BiomEdit CUIA”) which compensates the Company for its intellectual property contribution. Contemporaneous with these agreements, BiomEdit entered into a Series A Preferred Unit Purchase Agreement under which it sold 6,662,500 Series A preferred units to one of the Company’s investors and a third-party investor, for aggregate proceeds of approximately $32.5 million. BiomEdit also agreed to issue an additional 1,537,500 Series A preferred units to one or more purchasers reasonably acceptable to the existing holders of Series A preferred units provided that such subsequent sale occurs on or prior to December 31, 2022.

Under the BiomEdit IP Agreement, the Company licensed certain intellectual property to BiomEdit for use in the development or production of BiomEdit’s products that the parties will subsequently agree to research and develop under technical development plans (“TDP”). The license rights provide BiomEdit with the ability to commercialize the specified products from the corresponding TDP under the BiomEdit TDA. In return for the license to the intellectual property, BiomEdit issued the Company 3,900,000 common units upon execution of the BiomEdit CUIA. In the event BiomEdit does not sell all of the additional Series A preferred units available for sale prior to December 31, 2022, up to 731,250 common units held by Ginkgo will be forfeited. Under the BiomEdit TDA, the parties jointly agree on TDPs, through equal representation on a joint steering committee, under which the Company will perform agreed-upon research and development services in return for consideration on a fixed fee or cost-plus basis for all services provided.

Accounting Analysis

The common unit investment in BiomEdit is considered an equity method investment as a result of the Company’s ability to exercise significant influence over BiomEdit’s financial and operating policies through its ownership of common units. The initial carrying value of the equity method investment in BiomEdit is the fair value of the nonforfeitable common units of $8.9 million received in exchange for the BiomEdit IP Agreement which, as discussed below, was recorded as other non-current liability at inception. The Company determined that the 731,250 common units held by Ginkgo subject to forfeiture are considered variable consideration that is fully constrained at contract inception until the contingencies related to the issuance of the additional shares are resolved. The fair value of BiomEdit’s common units was determined at inception of the agreements using the option pricing method. The option pricing method used a back-solve methodology to infer the total equity value based on the pricing of the Series A preferred unit financing, which was contemporaneous with the BiomEdit IP Agreement.

The Series A preferred units issued by BiomEdit receive a liquidation preference prior to common units. As such, the Company concluded that this represents a substantive profit-sharing arrangement, and the Company is recognizing earnings and losses on the equity method investment using the HLBV method. The Company recorded a $4.6 million loss on its equity method investment in BiomEdit during the three months ended June 30, 2022. As of June 30, 2022, the carrying value of the equity method investment in BiomEdit is $4.3 million.

The relationship with BiomEdit is a vendor-customer relationship and is within the scope of ASC 606, as the provision of services and corresponding license rights are considered a part of the Company’s ordinary activities. The common units issued to the Company represent non-cash consideration. While the BiomEdit TDA has been executed by the parties and provides the payment terms for future services, the BiomEdit TDA does not provide for any transfer of goods or services between the parties. However, the Company will provide licenses and services upon execution of the contemplated TDPs. Accordingly, the Company concluded that the BiomEdit TDA, in combination with the BiomEdit CUIA, met the definition of a contract under ASC 606. Each TDP executed under the BiomEdit TDA will be accounted for in accordance with ASC 606. As of June 30, 2022, the Company had not executed any TDPs with BiomEdit. Therefore, the fair value of the fixed non-cash consideration of $8.9 million is recorded in other non-current liabilities on the condensed consolidated balance sheet.

The Company’s performance obligations under the BiomEdit TDA consist of four material rights to future technical research and development services and commercial licenses under individual TDPs that the Company expects to execute. The material rights represent an advance payment for the license rights, which will be granted upon the execution of future TDPs. As there is no additional payment for these license rights when future TDPs are executed, the Company has determined that there is a material right associated with each of the contemplated TDPs under the BiomEdit TDA. The Company has allocated approximately $2.2 million of the upfront non-cash consideration to each of the four material rights based on the estimated standalone selling price of the performance obligations.

Upon the execution of a TDP underlying a material right, the Company is obligated to provide technical research and development services under the TDP and a license to applicable patents and other intellectual property designed and developed under the TDP. The technical research and development services and license provided under a TDP are highly interdependent and interrelated with one another. Without the Company’s knowledge, expertise, and platform, there would not be a licensable strain or other commercializable product to transfer to BiomEdit. Further, BiomEdit has rights to intellectual property created as part of each TDP, irrespective of the result of the development. Therefore, each executed TDP underlying a material right consists of one combined performance obligation for the technical research and development services and license to be provided by the Company.

For each TDP underlying a material right, the transaction price consists of (i) either a fixed fee or, if a cost-plus arrangement, variable consideration for the most likely amount of estimated consideration to be received and (ii) non-cash consideration allocated to the material rights. As the services performed by the Company under a TDP create or enhance an asset that BiomEdit controls as the asset is created or enhanced, the Company satisfies the performance obligation and recognizes revenue over time. The Company uses an input method that compares total costs incurred relative to total estimated cost to complete to estimate progress under the contract. Any revisions to the estimated total budgeted costs to complete, and the resulting impact to revenue recognition, are reflected in the period of the change through a cumulative catch-up adjustment.

Arcaea, LLC (FKA Kalo Ingredients, LLC)

Summary of Arrangement

Arcaea was formed in March 2021 to focus on the application of synthetic biology in the personal care products industry. In March 2021, the Company entered into (i) an Intellectual Property Contribution Agreement (“Arcaea

IP Agreement”) that granted Arcaea a license to certain of the Company’s intellectual property, (ii) a Technical Development Agreement (“Arcaea TDA”) that establishes the terms under which the Company will provide technical research and development services, and (iii) a Common Unit Issuance Agreement (“Arcaea CUIA”) which compensates the Company for its intellectual property contribution. Contemporaneous with these transactions, Arcaea entered into a Series A Preferred Unit Purchase Agreement under which it sold 1,755,000 Series A preferred units to certain of the Company’s investors, for aggregate proceeds of approximately $19.5 million. The Series A Preferred Unit Purchase Agreement provided for the sale and issuance of up to an additional 7,245,000 Series A preferred units subsequent to the initial closing. In subsequent closings during 2021, Arcaea issued an additional 5,139,900 Series A preferred units to existing and third-party investors for aggregate proceeds of approximately $57.1 million and closed its Series A preferred unit financing. As a result, the Company received an additional 5,229,900 common units in Arcaea for total consideration of $35.5 million.

Under the Arcaea IP Agreement, the Company licensed certain intellectual property to Arcaea for use in the development or the production of Arcaea’s products that the parties will subsequently agree to research and develop under technical development plans (“TDP”). The license rights provide Arcaea with the ability to commercialize the specified products from the corresponding TDP under the Arcaea TDA. In return for the license to the intellectual property, Arcaea has agreed to issue the Company up to 9,000,000 common units in accordance with certain terms and conditions set forth within the agreements. The Company received 1,755,000 common units upon execution of the Arcaea CUIA and an additional 5,229,900 common units upon closing of the Series A preferred unit financing in 2021 (as discussed above). No additional common units are expected to be issued to the Company.

Under the Arcaea TDA, the parties jointly agree on TDPs, through equal representation on a joint steering committee, under which the Company will perform agreed-upon research and development services in return for consideration on a cost-plus basis for all services provided.

Accounting Analysis

The common unit investment in Arcaea is considered an equity method investment as a result of the Company’s ability to exercise significant influence over Arcaea’s financial and operating policies through its ownership of common units. The initial carrying value of the equity method investment in Arcaea is the fair value of the common units of $11.9 million received in exchange for the Arcaea IP Agreement which, as discussed below, was accounted for as deferred revenue at inception. The fair value of Arcaea’s common units was determined at inception of the agreements using the option pricing method. The option pricing method used a back-solve methodology to infer the total equity value based on the pricing of the Series A preferred unit financing, which was contemporaneous with the Arcaea IP Agreement. Further, the Company determined the rights to up to an additional 7,245,000 common units did not meet the definition of a freestanding financial instrument and are not representative of a derivative. The right to the additional common units is considered variable consideration that is fully constrained at inception and until the contingencies related to the issuance of the additional shares are resolved.

The Series A preferred units issued by Arcaea receive a liquidation preference prior to common units. As such, the Company concluded that this represents a substantive profit-sharing arrangement, and the Company is recognizing earnings and losses on the equity method investment using the HLBV method. The Company recorded a $11.9 million loss on its equity method investment in Arcaea during the first quarter of 2021. The loss allocated to the Company primarily relates to Arcaea’s accounting for the non-cash consideration related to the Arcaea IP Agreement as in-process research and development, which resulted in the full value of the Company’s intellectual property contribution being expensed in the first quarter of 2021, at which time the carrying value of the equity method investment in Arcaea had been reduced to zero. There is no commitment for the Company to provide further financial support to Arcaea, and therefore the carrying value of the equity method investment will not be reduced below zero.

The relationship with Arcaea is a vendor-customer relationship and is within the scope of ASC 606, as the provision of services and corresponding license rights are considered a part of the Company’s ordinary activities. The common units issued to the Company represent non-cash consideration. While the Arcaea TDA has been executed by the parties and provides the payment terms for future services, the Arcaea TDA does not provide for any transfer of goods or services between the parties. However, the Company will provide licenses and services upon execution of the contemplated TDPs. Accordingly, the Company concluded that the Arcaea TDA, in combination with the Arcaea CUIA, met the definition of a contract under ASC 606. Each TDP executed under the Arcaea TDA will be accounted for in accordance with ASC 606.

The Company’s performance obligations under the contract consist of ten material rights to future technical research and development services and commercial licenses under individual TDPs that the Company expects to execute under the Arcaea TDA. The material rights represent an advance payment for the license rights, which will be granted upon the execution of future TDPs. As there is no additional payment for these license rights when future TDPs are executed, the Company has determined that there is a material right associated with each of the contemplated additional TDPs under the Arcaea TDA. The Company has allocated approximately $1.2 million of the upfront non-cash consideration to each of the ten material rights based on the estimated standalone selling price of the performance obligations. During 2021, the additional non-cash consideration received of $35.5 million, which is representative of previously constrained variable consideration, was allocated to each of the ten performance obligations under the arrangement with Arcaea of $3.6 million each consistent with the initial relative selling price allocation. Unexercised material rights are recorded as non-current deferred revenue until such time as the parties execute a TDP conveying a commercial license.

Upon the execution of a TDP underlying a material right, the Company is obligated to provide technical research and development services under the TDP and a license to applicable patents and other intellectual property designed and developed under the TDP. The technical research and development services and license provided under a TDP are highly interdependent and interrelated with one another. Without the Company’s knowledge, expertise, and platform, there would not be a licensable strain or other commercializable product to transfer to Arcaea. Further, Arcaea has rights to intellectual property created as part of each TDP, irrespective of the result of the development. Therefore, each executed TDP underlying a material right consists of one combined performance obligation for the technical research and development services and license to be provided by the Company.

For each TDP underlying a material right, the transaction price consists of variable consideration for the most likely amount of estimated consideration to be received under the cost-plus arrangement and non-cash consideration allocated to the material rights. As the services performed by the Company under a TDP create or enhance an asset that Arcaea controls as the asset is created or enhanced, the Company satisfies the performance obligation and recognizes revenue over time. The Company uses an input method that compares total costs incurred relative to total estimated cost to complete to estimate progress under the contract. Any revisions to the estimated total budgeted costs to complete, and the resulting impact to revenue recognition, are reflected in the period of the change through a cumulative catch-up adjustment.

As of June 30, 2022 and December 31, 2021, the Company had a deferred revenue balance of $43.8 million and $47.4 million, respectively, with Arcaea. During the three months ended June 30, 2022 and 2021, the Company recognized revenue of $2.4 million and $1.2 million, respectively, from services provided to Arcaea. During the six months ended June 30, 2022 and 2021 the Company recognized revenue of $6.3 million and $1.2 million from services provided to Arcaea.

Allonnia, LLC

Summary of Arrangement

In December 2019, the Company entered into (i) an Intellectual Property Contribution Agreement (“Allonnia IP Agreement”) that granted Allonnia a license to certain of the Company’s intellectual property, (ii) a Technical

Development Agreement (“Allonnia TDA”) that establishes the terms under which the Company is providing technical development services, and (iii) a Common Unit Issuance Agreement, which provides for the issuance of common units of Allonnia to the Company in exchange for the license rights granted under the Allonnia IP Agreement. Contemporaneous with these agreements, Allonnia entered into a Series A Preferred Unit Purchase Agreement under which Allonnia sold 2,970,000 Series A preferred units to certain of the Company’s investors, as well as a third-party investor, for aggregate proceeds of approximately $33.0 million. Allonnia also agreed to issue an additional 630,000 Series A preferred units to a strategic partner as compensation for the delivery of future services to Allonnia. The Series A Preferred Unit Purchase Agreement also provided for the sale and issuance of up to an additional 5,400,000 Series A preferred units subsequent to the initial closing. In 2020, Allonnia issued an additional 1,844,911 Series A preferred units, 1,664,911 of which were sold for aggregate proceeds of $18.5 million and 180,000 of which were issued in exchange for the rights to certain intellectual property which will vest based on the achievement of milestones associated with the development of the intellectual property received. In 2021, Allonnia issued an additional 22,500 Series A Preferred Units for aggregate proceeds of $0.2 million and closed their Series A Preferred Unit financing.

Under the Allonnia IP Agreement, the Company licensed intellectual property to Allonnia for use in the development or the production of its products that the parties will subsequently agree to develop under TDPs. The license rights provide Allonnia with the ability to commercialize the specified products from the corresponding strain or enzyme, which can only be developed by the Company under the Allonnia TDA. The Company received 3,600,000 common units as consideration for the license upon execution of the Allonnia IP Agreement and an additional 1,867,411 common units in 2021 in connection with the closing of the Series A preferred unit financing.

Under the Allonnia TDA, the parties jointly agree, through equal representation on a joint steering committee, on TDPs for specific strains and enzymes, in which the Company will perform agreed upon development services in return for consideration on a cost-plus basis for all services provided.

Accounting Analysis

The common unit investment in Allonnia is considered an equity method investment as a result of the Company’s ability to exercise significant influence over Allonnia’s financial and operating policies through its ownership of common units. The initial carrying value of the equity method investment in Allonnia is the fair value of the common units of $24.5 million received in exchange for the Allonnia IP Agreement which, as discussed below, was accounted for as deferred revenue at inception. The fair value of Allonnia’s common units was determined at inception of the agreements using the option pricing method. The option pricing method used a back-solve methodology to infer the total equity value based on the pricing of the Series A Preferred Unit financing, which was contemporaneous with the Allonnia IP Agreement. Further, the Company determined the rights to up to an additional 5,400,000 common units did not meet the definition of a freestanding financial instrument and are not representative of a derivative. The right to the additional common units is considered variable consideration that is fully constrained at inception and until the contingencies related to the issuance of the additional shares are resolved. This contingency was resolved in the first quarter of 2021 when the Company received an additional 1,867,411 common units in connection with the closing of the Series A preferred unit financing.

The Series A Preferred Units issued by Allonnia receive a liquidation preference prior to common units. As such, the Company concluded that this represents a substantive profit-sharing arrangement and the Company is recognizing earnings and losses on the equity method investment using the HLBV method. The Company recorded a loss on equity method investment of $24.5 million in 2019 and $12.7 million in the first quarter of 2021 as a result of the application of the HLBV method. The loss allocated to the Company primarily relates to Allonnia’s accounting for the non-cash consideration related to the Allonnia IP Agreement as in-process research and development, which resulted in the full value of the Company’s intellectual property contribution being expensed in the year that the shares were issued. As of June 30, 2022 and December 31, 2021, the carrying value of the equity method investment in Allonnia is zero. There is no commitment for the Company to provide further financial support to Allonnia and therefore the carrying value of the equity method investment will not be reduced below zero.

The relationship with Allonnia is a vendor-customer relationship and is within the scope of ASC 606 as the provision of services and corresponding license rights are considered a part of the Company’s ordinary activities and the common units represent non-cash consideration. While the Allonnia TDA has been executed by the parties and provides the payment terms for future services, the Allonnia TDA does not provide for any transfer of goods or services between the parties. However, the Company will provide licenses and services upon execution of the contemplated TDPs. Accordingly, the Company concluded that the Allonnia TDA met the definition of a contract under ASC 606 and each TDP executed under the Allonnia TDA will be accounted for in accordance with ASC 606.

The Company’s performance obligations under the contract consist of ten material rights related to the estimated number of TDPs the parties expect to execute under the Allonnia TDA. The material rights represent an advance payment for the license rights which will be granted upon the execution of each TDP. As there is no additional payment for these license rights upon execution of a TDP, the Company has determined that there is a material right associated with each of the contemplated future TDPs. The Company has allocated $2.5 million of the upfront non-cash consideration to each of the ten performance obligations under the contract based on the estimated standalone selling price of the performance obligations. Unexercised material rights are recorded as non-current deferred revenue until such time as the parties execute a TDP.

Upon the execution of each TDP, the Company is obligated to provide development services under the TDP and a license to applicable patents and other intellectual property to the ingredient developed under the plan. The license and research and development services under a TDP are highly interdependent and interrelated with one another. Without the Company’s knowledge, expertise, and platform, there would not be a licensable strain or other commercializable product to transfer to Allonnia. Further, Allonnia has rights to all development intellectual property created as part of each TDP, irrespective of the result of the development. Therefore, each executed TDP consists of one combined performance obligation for the license and research and development services to be performed by the Company.

For each TDP, the transaction price consists of variable consideration for the most likely amount of estimated consideration to be received under the cost-plus arrangement and the $2.5 million allocation of the fixed non-cash consideration. As the services performed by the Company create or enhance an asset that Allonnia controls as the asset is created or enhanced, the Company satisfies the performance obligation and recognizes revenue over time. The Company uses an input method that compares total costs incurred relative to total estimated cost to complete to estimate progress under the contract. Any revisions to the estimated total budgeted costs to complete, and the resulting impact to revenue recognition, are reflected in the period of the change through a cumulative catch-up adjustment. In the first quarter of 2021, the additional non-cash consideration of $12.7 million, which represents previously constrained variable consideration, was allocated to all of the performance obligations consistent with the initial relative selling price allocation and a cumulative catch up was recognized for the TDPs in process.

As of June 30, 2022 and December 31, 2021, the Company had a deferred revenue balance of $35.9 million and $38.0 million, respectively, with Allonnia. During the three months ended June 30, 2022 and 2021, the Company recognized revenue of $0.4 million and $1.1 million, respectively, from services provided to Allonnia. During the six months ended June 30, 2022 and 2021, the Company recognized revenue of $3.7 million and $3.4 million, respectively, from services provided to Allonnia.

13. Net Loss per Share

As a result of the Business Combination, the Company has retroactively restated the weighted average shares outstanding for the three and six months ended June 30, 2021 to give effect to the Exchange Ratio.

The Company computes net loss per share using the two-class method required for participating securities. Basic and diluted loss per share was the same for each period presented as the inclusion of all potential common stock equivalents would have been antidilutive. The earnings per share amounts are the same for the different classes of common stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or liquidation.

The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to Ginkgo Bioworks Holdings, Inc. common stockholders for the periods presented because including them would have been anti-dilutive:

	As of June 30,
	2022	2021
Warrants to purchase Class A common stock	51,824,895	657,138
Outstanding stock options	21,453,295	29,375,092
Unvested RSUs	214,271,503	151,855,752
Unvested RSAs	93,358	300,912
Earnout shares (1)	160,520,784	—

	448,163,835	182,188,894

(1)	Represents earnout shares for which the service-based vesting conditions and/or market conditions have not been met.

14. Related Parties

The Company’s significant transactions with its related parties are primarily comprised of revenue generating activities under collaboration and license agreements.

Significant related party transactions included in the condensed consolidated balance sheet are summarized below (in thousands):

	As of June 30, 2022	As of December 31, 2021
Accounts receivable:
Joyn	$2	$5
Motif	235	3,020
Allonnia	499	849
Arcaea	2,050	724
Verb	467	—

	$3,253	$4,598

Deferred revenue, current and non-current:
Joyn	$2,478	$4,608
Motif	51,933	52,171
Genomatica	11,349	17,111
Allonnia	35,876	38,016
Arcaea	43,831	47,356
Other equity investees	628	1,559

	$146,095	$160,821

Significant related party transactions included in the condensed consolidated statements of operations and comprehensive loss are summarized below (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Foundry revenue:
Joyn	$947	$1,154	$2,129	$2,752
Motif	507	4,612	1,852	10,104
Genomatica	2,405	2,903	5,763	6,201
Allonnia	439	1,098	3,660	3,364
Arcaea	2,363	1,191	6,287	1,191
Verb	639	—	938	—
Other equity investees	673	4	872	10

	$7,973	$10,962	$21,501	$23,622

In April 2022, the Company provided convertible note financing to its equity method investee, Joyn, in the principal amount of $3.0 million for general working capital purposes. In June 2022, the Company agreed to invest up to an additional $7.0 million in Joyn pursuant to one or more additional notes on substantially the same terms as the April note. As of June 30, 2022, the Company has funded $3.5 million of its $7.0 million commitment to Joyn. Each convertible promissory note is unsecured, matures on March 31, 2023 and bears interest at 4.5% per annum. The notes are automatically convertible into equity at a 20% discount upon a qualifying equity financing. Additionally, the Company can elect to convert the notes into equity at a 20% discount upon a non-qualifying equity financing, at maturity, or elect to be repaid in cash upon a change in control or initial public offering. The Company evaluated the notes’ conversion and redemption features for embedded derivatives and determined that there is no embedded derivative to record. The Company also determined that the convertible notes are not in-substance common stock and therefore are not considered an additional investment in the equity method investee. The convertible notes are accounted for as notes receivable, measured at amortized cost and evaluated for impairment at each reporting date. The carrying value of the notes receivable was $6.5 million as of June 30, 2022 and is included in prepaid expenses and other current assets on the condensed consolidated balance sheet.

Refer to Notes 4 and 12 for additional details on the Company’s investments and equity method investments held in its related parties.

15. Subsequent Events

Agreement and Plan of Merger

On July 24, 2022, Ginkgo entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Zymergen Inc., a Delaware public benefit corporation (“Zymergen”), and Pepper Merger Subsidiary Inc., a Delaware corporation and an indirect wholly owned subsidiary of Ginkgo (“Merger Sub”), providing for the merger of Merger Sub with and into Zymergen (the “Merger”), with Zymergen surviving the Merger as wholly owned subsidiary of Ginkgo.

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of Zymergen that is issued and outstanding as of immediately prior to the Effective Time (other than certain excluded shares specified in the Merger Agreement) will be automatically cancelled, extinguished and converted into the right to receive 0.9179 of a share of Ginkgo’s Class A common stock (the “Merger Consideration”), and cash in lieu of any fractional shares of Ginkgo’s Class A common stock, without interest. It is expected that Zymergen stockholders will own approximately 5.25% of the pro forma combined company following the transaction.

The Merger Agreement has been unanimously approved by the boards of directors of both companies. The transaction is expected to be completed by the first quarter of 2023 and is subject to certain closing conditions, including, among others, (i) approval of the Merger by the stockholders of Zymergen, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, if a merger control inquiry is initiated or commenced by a governmental authority outside of the United States, approval in that jurisdiction, (iii) the absence of any law or order restraining, enjoining or otherwise prohibiting the Merger and (iv) no material adverse effect has occurred on the other party since the signing of the Merger Agreement that is continuing.

Ginkgo’s obligation to consummate the Merger is also subject to the satisfaction or waiver of the condition that (i) Zymergen has not incurred or otherwise become liable for additional costs, expenses or liabilities to Zymergen or its subsidiaries with respect to its leased real property not contemplated under a specified schedule outlining its real estate plans and (ii) certain specified litigation matters are not reasonably expected to result in future money damages payable by Zymergen or its subsidiaries (in excess of any applicable insurance deductible and coverage amounts), where, the aggregate of clauses (i) and (ii), exceed $25.0 million.

The Merger Agreement contains certain termination rights for each of Ginkgo and Zymergen, and further provides that, upon termination of the Merger Agreement under specified circumstances, Ginkgo may be required to pay Zymergen a termination fee of $10.0 million and Zymergen may be required to pay Ginkgo a termination fee of $10.0 million.

Asset Purchase Agreement

On July 24, 2022, Ginkgo Acquisition Sub, Inc., a Delaware corporation (“Ginkgo Acquisition”) and an indirect, wholly-owned subsidiary of the Company entered into an Asset Purchase Agreement (the “APA”), pursuant to which it will acquire certain assets and liabilities of Bayer CropScience LP (“Bayer”), a Delaware limited partnership, which are expected to expand the Company’s platform capabilities in agricultural biologicals. Under the APA, the Company will acquire Bayer’s 175,000-square-foot West Sacramento Biologics Research & Development site, team, and internal discovery and lead optimization platform as well as integrate the research and development platform assets from Joyn. As consideration for the assets acquired in the transaction and subject to the terms and conditions of the APA, the Company has agreed to pay approximately $83.0 million, which it may satisfy, at its discretion, in shares of Ginkgo Class A common stock and/or cash. The transaction is expected to close in the fourth quarter of 2022, subject to regulatory approvals and the satisfaction of customary closing conditions.

Independent Auditors’ Report

To the Board of Directors of Allonnia, LLC:

Opinion

We have audited the consolidated financial statements of Allonnia, LLC (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued when applicable.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
February 28, 2022

Allonnia, LLC

Consolidated Balance Sheets

December 31, 2021 and 2020

Assets

	2021	2020
Current assets:
Cash and cash equivalents	$34,801,297	$43,520,543
Accounts receivable	7,200	—
Prepaid expenses and other current assets	3,015,017	3,015,817

Total assets	$37,823,514	$46,536,360

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$631,291	$728,580
Accrued expenses	1,134,128	901,784

Total liabilities	1,765,419	1,630,364
Members’ equity	36,058,095	44,905,996

Total liabilities and members’ equity	$37,823,514	$46,536,360

See accompanying notes to the consolidated financial statements.

Allonnia, LLC

Consolidated Statements of Operations

Years Ended December 31, 2021 and 2020

	2021	2020
Revenue:
Revenue from consulting services	$507,200	$—

Total revenue	507,200	—

Operating expenses:
Research and development:	5,989,879	3,966,936
General and administrative	5,042,650	2,106,245

Total operating expenses	11,032,529	6,073,181

Net operating loss	(10,525,329)	(6,073,181)
Interest income	76,164	61,663

Net Loss	$(10,449,165)	$(6,011,518)

See accompanying notes to the consolidated financial statements.

Allonnia, LLC

Consolidated Statements of Changes in Members’ Equity

Years Ended December 31, 2021 and 2020

	Units					Members’ Equity
	Series A-l Preferred	Series A-2 Preferred	Series A-3 Preferred	Common	Incentive
Balance as of December 31, 2019	2,970,000	—	—	3,600,000	—	$32,690,503
Issuance of Series A-1 Preferred Units net of issuance costs of $272,000	1,664,911	—	—	—	—	18,227,011
Issuance of Series A-2 Preferred Units	—	180,000	—	—	—	—
Issuance of Series A-3 Preferred Units	—	—	180,000	—	—	—
Issuance of Incentive Units	—	—		—	140,000	—
Net loss	—	—	—	—	—	(6,011,518)

Balance as of December 31, 2020	4,634,911	180,000	180,000	3,600,000	140,000	44,905,996
Issuance of Common Units	—	—	—	1,867,411	—	—
Issuance of Series A-1 Preferred Units	22,500	—	—	—	—	250,000
Issuance of Series A-2 Preferred Units	—	60,000	—	—	—	666,667
Issuance of Incentive Units	—	—	—	—	267,294	—
Unit based compensation expense	—	—	—	—	—	684,597
Net loss	—	—	—	—	—	(10,449,165)

Balance as of December 31, 2021	4,657,411	240,000	180,000	5,467,411	407,294	$36,058,095

See accompanying notes to the consolidated financial statements.

Allonnia, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Net loss	$(10,449,165)	$(6,011,518)
Adjustments to reconcile net loss to net cash used in operating activities:
Fair value of Series A-2 issued for services	666,667	—
Unit-based compensation expense	684,597	—
Changes in operating assets and liabilities:
Accounts receivable	(7,200)	—
Prepaid expenses and other current assets	800	(3,012,433)
Accounts payable	(97,289)	704,874
Accrued expenses	232,344	783,936

Net cash used in operating activities	(8,969,246)	(7,535,141)

Cash flows from financing activities:
Proceeds from issuance of Series A-l Preferred Units, net of issuance costs	250,000	18,227,011

Net cash provided by financing activities	250,000	18,227,011
Increase in cash and cash equivalents	(8,719,246)	10,691,870
Cash and cash equivalents, beginning of year	43,520,543	32,828,673

Cash and cash equivalents, end of year	$34,801,297	$43,520,543

See accompanying notes to the consolidated financial statements.

Allonnia, LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

1.	NATURE OF OPERATIONS

Business

Allonnia, LLC (“Allonnia”) commenced activities in November 2019 and is formed under the laws of the State of Delaware. Allonnia is a bioremediation company that uses advanced technology and biology to engineer breakthrough systems to develop and commercialize novel waste remediation and management solutions. Allonnia works to identify microbes capable of breaking down waste, then uses the tools of synthetic biology to amplify their abilities both to clean up toxic pollution and bind to valuable materials in the waste stream for reuse.

Allonnia designs and deploys at-scale transformative innovations in water and wastewater treatment, soil redemption, and solid waste management and upcycling. By creating the next generation of enzymes, proteins, and microbes that degrade or metabolize contaminants of concern, Allonnia can recover and upcycle valuable materials from waste and augment existing biological treatment processes.

Since its inception, Allonnia has devoted its efforts to business planning, research and development, recruiting management and technical staff, and raising capital. Allonnia is subject to risks similar to other companies in their industry including rapid technological change, uncertainty of market acceptance of the product, competition from larger companies, and dependence of key personnel and strategic partners.

Allonnia Management Pool Co., LLC, a wholly-owned subsidiary of Allonnia, was formed on December 9, 2020 under the laws of the State of Delaware to facilitate Allonnia’s administration of grants of incentive units to officers, employees and consultants of Allonnia.

Allonnia US, Inc., wholly-owned subsidiary of Allonnia, was formed on September 30, 2021 under the laws of the State of Delaware in order to act as the conduit for Canadian activities conducted by Allonnia Canada, ULC.

Allonnia Canada, ULC, wholly-owned subsidiary of Allonnia, was formed on October 1, 2021 in Alberta, Canada in order to facilitate activities originating and taking place in Canada.

Principles of Consolidation

The accompanying consolidated financial statements include the operations of Allonnia and its wholly-owned subsidiaries Allonnia Management Pool Co., LLC, Allonnia US, Inc., and Allonnia Canada, ULC (collectively referred to as the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

2.	SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the consolidated financial statements is as follows:

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and changes in estimates may occur.

Allonnia, LLC

Notes to Consolidated Financial Statements (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed the federal insurance limit.

Revenue from Contract with Customers

The Company recognizes revenue using the five step approach outlined in Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) as follows: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the Company satisfies the performance obligations.

To date, the Company has derived its revenue from providing consulting services. Revenues are recognized when promised services are delivered to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Consulting services are recognized over time as the performance obligation is simultaneously provided by the Company and consumed by the customer.

Research and Development Expenses

Costs incurred for research and development are expensed as incurred. Research and development expenses primarily consist of salaries and related expenses for personnel, outside consulting services and sponsored research and the costs of materials and supplies used.

Concentration of Credit Risk

The Company maintains its cash accounts at financial institutions, which, at times, may exceed federally insured limits.

Income Taxes

The Company is taxed as a partnership. As such, the results of operations are included in the income tax returns of its members. Accordingly, no provision for income taxes has been recorded in these financial statements.

The Company follows accounting guidance regarding the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Tax positions taken or expected to be taken, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. There are no such provisions for uncertain tax positions as of December 31, 2021 and 2020. The Company is subject to federal and state tax examination by tax authorities for all years since inception.

The Company records interest and penalties, if any, as part of other income (expense). No interest or penalties were recorded for the periods ended December 31, 2021 and 2020.

Allonnia, LLC

Notes to Consolidated Financial Statements (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (concluded)

Unit-based Compensation

The Company accounts for unit-based awards in accordance with the Financial Accounting Standards Board (FASB) ASC 718, Compensation - Stock Compensation. Unit-based compensation expense for all incentive unit awards made to employees, officers and other key individuals is measured based on the grant-date fair value of the award. Unit-based compensation expense for awards granted to non-employees is determined using the fair value of the consideration received or the fair value of the unit-based award issued, whichever is more reliably measured.

The Company uses the Black-Scholes option pricing model to determine the fair value of awards granted. The Company recognizes the compensation cost of unit-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of unit-based payment awards utilizing the Black- Scholes model is affected by the unit price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its Common Units as it is not a public company, and as such, volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the requisite service period. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on the history and expectation of paying no dividends. The Company recognizes forfeitures related to unit-based payments when they occur. Forfeited options are recorded as a reduction to unit-based compensation expense.

For the years ended December 31, 2021 and 2020, the Company calculated the fair value of incentive unit awards using the following assumptions:

	2021	2020
Risk-free interest rate	1.26%	1.67%
Expected dividend yield	0.00%	0.00%
Volatility factor	70.00%	70.00%
Expected life	3 years	3 years

3.	LICENSE, RESEARCH AND DEVELOPMENT AND CONSULTING AGREEMENTS

Ginkgo BioWorks, Inc.

On December 18, 2019, the Company and Ginkgo BioWorks, Inc. (“Ginkgo”), which was the parent company of Allonnia prior to issuance of Series A-1 Preferred Units, entered into a) an intellectual property contribution agreement (“IPCA”), b) a Common Unit Issuance Agreement (“CUIA”), c) a G&A Services Agreement for general and administrative services (“G&A Services Agreement”), and d) a Technical Development Agreement (“TDA”), collectively referred to as the Ginkgo Agreements.

Pursuant to the IPCA, Ginkgo licensed and contributed certain intellectual property to the Company in exchange for up to 9,000,000 Common Units of the Company, as specified in CUIA (see Note 4).

Pursuant to the G&A Services Agreement, Ginkgo will perform its obligations as an independent contractor and the Company will pay Ginkgo for services at the fully burdened full time equivalent cost, plus pass-through costs, materials and services.

Allonnia, LLC

Notes to Consolidated Financial Statements (Continued)

3.	LICENSE, RESEARCH AND DEVELOPMENT AND CONSULTING AGREEMENTS (continued)

Ginkgo BioWorks, Inc. (concluded)

Pursuant to the TDA, Ginkgo will provide the Company with technical services and grant the Company access to the Ginkgo Foundry for the Company’s development of its products. The Company will pay Ginkgo an amount covering (i) all direct and indirect costs, as defined, incurred by Ginkgo in connection with the technical services provided to the Company and (ii) a 5% arm’s length mark-up on total costs consisting of (a) third party costs, (b) direct costs and (c) the G&A Estimate (see Note 5). Pursuant to the TDA, the parties jointly agree, through equal representation on a joint steering committee, on technical development plans (“TDPs”) for specific strains and enzymes, in which Ginkgo will perform agreed upon development services in return for consideration on a cost-plus basis, as noted above, for all services provided. As of December 31, 2021, the Company has entered into five TDPs with Ginkgo.

Battelle Memorial Institute

On October 1, 2020, the Company and Battelle Memorial Institute (“Battelle”) entered into a research and development consulting service agreement (“Battelle Agreement”). In consideration of the 180,000 Series A-2 Preferred Units issued to Battelle pursuant to the Series A-2 Preferred Unit Subscription Agreement (see Note 4), Battelle will perform $2,000,000 worth of technical and consulting services to the Company through agreed- upon task orders within a period of three years from the date of the Battelle Agreement. The value of any conforming services and deliverables in the task orders provided by Battelle will be deducted from the $2,000,000 noted above. The Company will record a unit-based research and development expense in the statement of operations for the fair value of the conforming services and deliverables as they are being received and the related amount in members’ equity. No research and development services have been provided as of December 31, 2020. In the year ended December 31, 2021, Battelle provided research and development services totaling $461,500 which was recorded as unitbased compensation expense. As of December 31, 2021, there was $1,538,500 of technical and consulting services yet to be performed by Battelle under the Battelle Agreement.

Additionally, pursuant to the Series A-2 Preferred Unit Subscription Agreement (see Note 4), the Company issued 60,000 Series A-2 Preferred Units for milestones achieved in 2021 and recorded the fair value of the Series A-2 Preferred Units issued as research and development expense in the amount of $666,667 in the year ended December 31, 2021.

Each party in the Battelle Agreement retains the entire rights of the intellectual property in existence prior to this agreement or developed independently of this agreement (“Background IP”). Battelle irrevocably assigns to the Company all rights of intellectual property developed in the course of providing consulting services to the Company (“Program Technology”). In addition, if Battelle incorporates its Background IP into a deliverable or Program Technology, Battelle grants to the Company a perpetual, nonexclusive, sublicensable, (through multiple tiers), royalty-free, worldwide license to such incorporated Background IP to allow lawful use of the Program Technology or deliverable that incorporates it.

Metabolik Technologies Inc.

On December 18, 2020, the Company and Metabolik Technologies Inc. (“Metabolik”) entered into an asset purchase agreement (“Metabolik Agreement”). Pursuant to this agreement, Metabolik will transfer certain intellectual property in exchange for potential royalty payments from Allonnia in the amounts of a single digit percentage of Operating Profit, as defined in this agreement. The Company’s royalty obligation begins once the cumulative aggregate Operating Profit is greater than zero and ends fifteen years thereafter,

Allonnia, LLC

Notes to Consolidated Financial Statements (Continued)

3.	LICENSE, RESEARCH AND DEVELOPMENT AND CONSULTING AGREEMENTS (concluded)

Metabolik Technologies Inc. (concluded)

provided that the royalties will terminate in the event that Metabolik or its affiliates ceases to hold any equity interest in the Company, other than as a result of a change of control of the Company. At any time during the term of this agreement, the Company may, upon written notice to Metabolik, provide written notice of the Company’s interest in buying out its royalty obligations under this agreement.

On December 18, 2020, the Company issued in accordance with the Series A-3 Preferred Unit Issuance Agreement 180,000 Series A-3 Preferred Units (see Note 4). In exchange, Metabolik will transfer certain acquired assets, as defined, pursuant to the terms of Metabolik Agreement.

4.	MEMBERS’ EQUITY

Series A Preferred Units

As of December 31, 2021, the Company was authorized to issue 9,000,000 of Series A Preferred Units, of which 8,190,000 units were designated as Series A-1 Preferred Units (“Series A-1”), 630,000 were designated Series A-2 Preferred Units (“Series A-2”), and 180,000 were designated Series A-3 Preferred Units (“Series A-3”) (collectively, referred to as “Series A Preferred Units”). The original issue price of Series A Preferred Units is $11.111111 per unit.

Pursuant to the Series A-1 Unit Purchase Agreement, as amended, the Company issued 1,664,911 and 22,500 units of Series A-1 at a purchase price of $11.111111 per unit in 2020 and 2021, respectively, for the total gross proceeds of $18,744,011.

On December 18, 2019, Battelle entered into the Series A-2 Preferred Unit Subscription Agreement with the Company. In accordance with this agreement, Battelle would be issued up to 630,000 Series A-2 units upon achievement of the following milestones:

a)

180,000 units of Series A-2 will be issued upon execution by Battelle and the Company of a consulting agreement within 12 months following the date of this agreement, pursuant to which Battelle would provide $2,000,000 worth of technical and consulting services (see Note 3).

b)

Upon achieving the milestone (a) above, the Company will issue additional 180,000 units of Series A-2 in 30,000 increments on each of the following dates so long as the Company has not determined that Battelle did not provide the Company with services or that the services were not satisfactory pursuant to the Battelle Agreement: June 18, 2021; December 18, 2021; June 18, 2022; December 18, 2022; June 18, 2023; and December 18, 2023 (see Note 3).

c)

Upon achieving the milestone (a) above, the Company will issue additional 270,000 units of Series A-2 in 45,000 increments on the following dates so long as the Company has not determined that Battelle did not provide the Company with services or that the services were not satisfactory pursuant to the Battelle Agreement: June 18, 2024; December 18, 2024; June 18, 2025; December 18, 2025; June 18, 2026; and December 18, 2026.

On December 18, 2020, Metabolik entered into the Series A-3 Preferred Unit Issuance Agreement with the Company. In accordance with this agreement, Metabolik was issued 180,000 Series A-3 units that become “eligible” capital accounts upon achievement of the following milestones:

a)	45,000 units of Series A-3 will be treated as “eligible” if the Company enters into a joint development agreement (“JDA”) with a certain party within one year following the date on which

Allonnia, LLC

Notes to Consolidated Financial Statements (Continued)

4.	MEMBERS’ EQUITY (continued)

Series A Preferred Units (concluded)

Ginkgo delivers an intermediate strain to the Company pursuant to the Technical Development Plan between Ginkgo and the Company. Notwithstanding the foregoing, if the Company determines, in its reasonable discretion, within thirty days following the execution of the JDA, that the JDA was not substantially related to the contributed assets, as defined, or certain services pursuant to the Metabolik Agreement (see Note 3) then such 45,000 units of Series A-3 will instead be automatically forfeited for no consideration.

b)

135,000 units of Series A-3 will be treated as “eligible” in the event that the Company enters into a certain commercialization agreement, as defined in the Metabolik Agreement, and receives revenue under the commercialization agreement in excess of $10,000,000 in the aggregate within five years following the execution of the commercialization agreement.

The Company will monitor milestones on an ongoing basis, and will record a unit-based research and development expense and a related amount to members’ equity as these milestones become probable of being achieved. No unit-based research and development expenses have been recognized in 2021 in connection with the issuance of Series A-3 units.

Common Units

As of December 31, 2021, the Company was authorized to issue 9,000,000 Common Units. As specified in the CUIA, the authorized Common Units will be issued to Ginkgo as follows:

a)	3,600,000 Common Units in partial consideration for the license and transfer of intellectual property in accordance with IPCA

b)

5,400,000 Common Units in partial consideration for the additional obligations set forth in the IPCA and TDA (as defined in the IPCA); provided that Ginkgo will not receive such additional Common Units unless the Company has sold and issued at least 8,370,000 Series A-1 Preferred Units pursuant to a Series A-1 Preferred Unit Purchase Agreement.

c)

In the event the Company sells and issues less than 8,370,000 but more than 2,970,000 Series A-1 Preferred Units, the Company and Ginkgo will collaborate to determine how many additional Common Units will be issued.

As of December 31, 2021 and 2020, there were 5,467,411 and 3,600,000 of Common Units issued and outstanding, respectively.

The rights and preferences of the Series A Preferred Units and Common units, collectively, Capital Units are as follows:

Voting Rights

Any action to be taken by the members will be taken by the members holding a majority of the capital units then outstanding, voting together as a single class.

Distributions

In the event of a Liquidation Event, as defined, distributions will have the following priority: (i) first, to the holders of Series A-1, in proportion to their respective number of Series A-1 Preferred Units, until the Company has distributed a cumulative amount in respect of each

Allonnia, LLC

Notes to Consolidated Financial Statements (Continued)

4.	MEMBERS’ EQUITY (continued)

Common Units (concluded)

Series A-1 Preferred Unit; (ii) second, to the holders of Series A-2 Preferred Units and eligible Series A-3 Preferred Units, in proportion to their respective number of Series A-2 Preferred Units and eligible Series A-3 Preferred Units, until the Company has distributed a cumulative amount in respect of each Series A-2 Preferred Unit and eligible Series A-3 Preferred Unit; (iii) third, to the holders of Common Units, in proportion to their respective number of Common Units, until the Company has distributed a cumulative amount in respect of each Common Unit equal to the Series A preference amount.

After payment in full of the amounts above, any remaining amount is distributed to the holders of Series A-1, Series A-2, eligible Series A-3, Common Units, and Incentive Units, on a per unit pro rata basis; provided, however, that no distributions will be paid with respect to any Incentive Unit until the aggregate amount of all distributions from and after the date of issuance of such Incentive Unit exceeds the applicable Threshold Amount associated with such Incentive Unit.

The holders of the Series A-3 are not entitled to any distributions with respect to any Series A-3 Preferred Units other than eligible Series A-3 Preferred Units.

Incentive Units

As of December 31, 2021, the Company was authorized to issue up to 2,000,000 Incentive Units. Incentive Units and the rights and privileges associated with them, collectively, are intended to be “profits interests”. Incentive Units may be issued within a series, with each series having a separate Threshold Amount. The Threshold Amount will initially mean the amount equal to the amount that would be received on all outstanding Units if, immediately prior to the issuance of an Incentive Unit, all the assets of the Company were sold for their respective fair value (as determined by the Board in good faith), the liabilities of the Company were paid in full, and the remaining proceeds were distributed. An Incentive Unit’s Threshold Amount will subsequently be increased in an amount equal to the aggregate amount of any Capital Contribution made to the Company after the issuance of such Incentive Unit. Incentive Units are interests solely in profits and will have Capital Accounts associated therewith at the time of their issuance of zero dollars.

The Incentive Units do not have any voting rights and are subject to vesting.

Allocations of profits will be made with respect to any Incentive Units that are Unvested Units in the same manner as if they were Vested Units. Any distributions made with respect to any Incentive Units that are Unvested Units will not be distributed and instead be recorded by the Company (such amount, an “Unvested Distribution Amount”) in the Company’s books and records until such Unvested Units vest and become Vested Units. Any Unvested Distribution Amounts that relate to Incentive Units that are Unvested Units that are forfeited or fail to vest for whatever reason will be allocated and distributed as a new distribution.

Allonnia, LLC

Notes to Consolidated Financial Statements (Concluded)

4.	MEMBERS’ EQUITY (concluded)

Incentive Units (concluded)

As of December 31, 2021 and 2020, there were 267,294 and 140,000 Incentive Units granted to employees of the Company, respectively. These units vest over a period of four years. A summary of the Incentive Units issued are presented below:

	Incentive Units	Weighted Average Grant Date Fair Value
Balance at December 31, 2020	140,000	$2.00
Granted	267,294	2.36
Exercised	—	—

Balance at December 31, 2021	407,294	$2.25

The 2020 unit-based compensation expense was immaterial. The 2021 unit-based compensation expense was $223,097. Remaining unit-based compensation expense of $687,718 is expected to be recognized over the remaining service period of approximately 3.1 years.

5.	RELATED PARTY TRANSACTIONS

The Company receives various services from companies that own either Common Units (Ginkgo) or Series A-1 Preferred Units (Battelle and Metabolik) in the Company.

In 2021 and 2020, the Company paid Ginkgo $4,640,416 and $4,164,292, respectively, pursuant to the TDA and G&A Service Agreement (see Note 3).

6.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2022, which is the date the accompanying consolidated financial statements were available to be issued. There were no subsequent events that require adjustments to or disclosure in the accompanying consolidated financial statements.

Independent Auditors’ Report

To the Board of Directors of Allonnia, LLC:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Allonnia, LLC (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related statements of operations, changes in members’ equity and cash flows for the year ended December 31, 2020 and the period from November 27, 2019 (inception) through December 31, 2019, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allonnia, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
June 23, 2021

Allonnia, LLC

Consolidated Balance Sheets

December 31, 2020 and 2019

Assets
	2020	2019
Current assets:
Cash and cash equivalents	$43,520,543	$32,828,673
Prepaid expenses and other current assets	3,015,817	3,384

Total assets	$46,536,360	$32,832,057

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$728,580	$23,706
Accrued expenses	901,784	117,848

Total liabilities	1,630,364	141,554
Members’ equity	44,905,996	32,690,503

Total liabilities and members’ equity	$46,536,360	$32,832,057

See accompanying notes to the consolidated financial statements.

Allonnia, LLC

Consolidated Statements of Operations

For the Year Ended December 31, 2020 and Period from November 27, 2019 (Inception) Through December 31, 2019

	2020	2019
Operating expenses:
Research and development	$3,966,936	$24,481,519
General and administrative	2,106,245	162,978

Total operating expenses	6,073,181	24,644,497

Net operating loss	(6,073,181)	(24,644,497)
Interest income	61,663	—

Net loss	$(6,011,518)	$(24,644,497)

See accompanying notes to the consolidated financial statements.

Allonnia, LLC

Consolidated Statements of Changes in Members’ Equity

For the Year Ended December 31, 2020 and Period from November 27, 2019 (Inception) Through December 31, 2019

	Units
	Series A-1 Preferred	Series A-2 Preferred	Series A-3 Preferred	Common	Incentive	Members’ Equity
Balance at November 27, 2019 (Inception)	—	—	—	—	—	$—
Issuance of Common Units	—	—	—	3,600,000	—	24,480,000
Issuance of Series A-1 Preferred Units net of issuance costs of $145,000	2,970,000	—	—	—	—	32,855,000
Net loss	—	—	—	—	—	(24,644,497)

Balance as of December 31, 2019	2,970,000	—	—	3,600,000	—	32,690,503
Issuance of Series A-1 Preferred Units net of issuance costs of $272,000	1,664,911	—	—	—	—	18,227,011
Issuance of Series A-2 Preferred Units	—	180,000	—	—	—	—
Issuance of Series A-3 Preferred Units	—	—	180,000	—	—	—
Issuance of Incentive Units	—	—	—	—	140,000	—
Net loss	—	—	—	—	—	(6,011,518)

Balance as of December 31, 2020	4,634,911	180,000	180,000	3,600,000	140,000	$44,905,996

See accompanying notes to the consolidated financial statements.

Allonnia, LLC

Consolidated Statements of Cash Flows

For the Year Ended December 31, 2020 and Period from November 27, 2019 (Inception) Through December 31, 2019

	2020	2019
Cash flows from operating activities:
Net loss	$(6,011,518)	$(24,644,497)
Adjustments to reconcile net loss to net cash used in operating activities:
Fair value common stock issued for acquiring intellectual property Changes in operating assets and liabilities:	—	24,480,000
Prepaid expenses and other current assets	(3,012,433)	(3,384)
Accounts payable	704,874	23,706
Accrued expenses	783,936	117,848

Net cash used in operating activities	(7,535,141)	(26,327)

Cash flows from financing activities:
Proceeds from issuance of Series A-1 Preferred Units, net of issuance costs	18,227,011	32,855,000

Net cash provided by financing activities	18,227,011	32,855,000

Increase in cash and cash equivalents	10,691,870	32,828,673
Cash and cash equivalents, beginning of period	32,828,673	—

Cash and cash equivalents, end of period	$43,520,543	$32,828,673

See accompanying notes to the consolidated financial statements.

Allonnia, LLC

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2020 and Period from November 27, 2019 (Inception) Through December 31, 2019

1.	NATURE OF OPERATIONS

Business

Allonnia, LLC (“Allonnia”) commenced activities in November 2019 and is formed under the laws of the State of Delaware. Allonnia is a bioremediation company that uses advanced technology and biology to engineer breakthrough systems to develop and commercialize novel waste remediation and management solutions. Allonnia works to identify microbes capable of breaking down waste, then uses the tools of synthetic biology to amplify their abilities both to clean up toxic pollution and bind to valuable materials in the waste stream for reuse.

Allonnia designs and deploys at-scale transformative innovations in water and wastewater treatment, soil redemption, and solid waste management and upcycling. By creating the next generation of enzymes, proteins, and microbes that degrade or metabolize contaminants of concern, Allonnia can recover and upcycle valuable materials from waste and augment existing biological treatment processes.

Since its inception, Allonnia has devoted its efforts to business planning, research and development, recruiting management and technical staff, and raising capital. Allonnia is subject to risks similar to other companies in their industry including rapid technological change, uncertainty of market acceptance of the product, competition from larger companies, and dependence of key personnel and strategic partners.

Allonnia Management Pool Co., LLC, a wholly-owned subsidiary of Allonnia, was formed on December 9, 2020 under the laws of the State of Delaware to facilitate Allonnia’s administration of grants of incentive units to officers, employees and consultants of Allonnia.

Principles of Consolidation

The accompanying consolidated financial statements include the operations of Allonnia and its wholly-owned subsidiary Allonnia Management Pool Co., LLC (collectively referred to as the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

2.	SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the consolidated financial statements is as follows:

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and changes in estimates may occur.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed the federal insurance limit.

Allonnia, LLC

Notes to Consolidated Financial Statements (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development Expenses

Costs incurred for research and development are expensed as incurred. Research and development expenses primarily consist of salaries and related expenses for personnel, outside consulting services and sponsored research and the costs of materials and supplies used.

Income Taxes

The Company is taxed as a partnership. As such, the results of operations are included in the income tax returns of its members. Accordingly, no provision for income taxes has been recorded in these financial statements.

The Company follows accounting guidance regarding the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Tax positions taken or expected to be taken, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. There are no such provisions for uncertain tax positions as of December 31, 2020 and 2019. The Company is subject to federal and state tax examination by tax authorities for all years since inception.

The Company records interest and penalties, if any, as part of other income (expense). No interest or penalties were recorded for the periods ended December 31, 2020 and 2019.

Unit-based Compensation

The Company accounts for unit-based awards in accordance with the Financial Accounting Standards Board (FASB) ASC 718, Compensation – Stock Compensation. Unit-based compensation expense for all incentive unit awards made to employees, officers and other key individuals is measured based on the grant-date fair value of the award. Unit-based compensation expense for awards granted to non-employees is determined using the fair value of the consideration received or the fair value of the unit-based award issued, whichever is more reliably measured.

The Company uses the Black-Scholes option pricing model to determine the fair value of awards granted. The Company recognizes the compensation cost of unit-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of unit-based payment awards utilizing the Black-Scholes model is affected by the unit price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its Common Units as it is not a public company, and as such, volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the requisite service period. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on the history and expectation of paying no dividends. The Company recognizes forfeitures related to unit-based payments when they occur. Forfeited options are recorded as a reduction to unit-based compensation expense.

Allonnia, LLC

Notes to Consolidated Financial Statements (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (concluded)

Unit-based Compensation (concluded)

There were no incentive unit awards granted in 2019. For the year ended December 31, 2020, the Company calculated the fair value of incentive unit awards using the following assumptions:

Risk-free interest rate	1.67%
Expected dividend yield	0.00%
Volatility factor	70.00%
Expected life	3 years

3.	LICENSE, RESEARCH AND DEVELOPMENT AND CONSULTING AGREEMENTS

Ginkgo BioWorks, Inc.

On December 18, 2019, the Company and Ginkgo BioWorks, Inc. (“Ginkgo”) entered into a) an intellectual property contribution agreement (“IPCA”), b) a Common Unit Issuance Agreement (“CUIA”), c) a G&A Services Agreement for general and administrative services (“G&A Services Agreement”), and d) a Technical Development Agreement (“TDA”), collectively referred to as the Ginkgo Agreements.

Pursuant to the IPCA, Ginkgo licensed and contributed certain intellectual property to the Company in exchange for up to 9,000,000 Common Units of the Company, as specified in CUIA (see Note 4). The Company issued 3,600,000 Common Units as consideration for the license upon execution of the CUIA, the fair value of which was determined to be $24,480,000 at inception of the agreements using the option pricing method. The Company accounted for the non-cash consideration related to the CUIA as research and development expense in the period ended December 31, 2019.

Pursuant to the G&A Services Agreement, Ginkgo will perform its obligations as an independent contractor and the Company will pay Ginkgo for services at the fully burdened full time equivalent cost, plus pass-through costs, materials and services.

Pursuant to the TDA, Ginkgo will provide the Company with technical services and grant the Company access to the Ginkgo Foundry for the Company’s development of its products. The Company will pay Ginkgo an amount covering (i) all direct and indirect costs, as defined, incurred by Ginkgo in connection with the technical services provided to the Company and (ii) a 5% arm’s length mark-up on total costs consisting of (a) third party costs, (b) direct costs and (c) the G&A Estimate (see Note 5). Pursuant to the TDA, the parties jointly agree, through equal representation on a joint steering committee, on technical development plans (“TDPs”) for specific strains and enzymes, in which Ginkgo will perform agreed upon development services in return for consideration on a cost-plus basis, as noted above, for all services provided. As of December 31, 2020, the Company has entered into three TDPs with Ginkgo.

Battelle Memorial Institute

On October 1, 2020, the Company and Battelle Memorial Institute (“Battelle”) entered into a research and development consulting service agreement (“Battelle Agreement”). In consideration of the 180,000 Series A-2 Preferred Units issued to Battelle pursuant to the Series A-2 Preferred Unit Subscription Agreement (see Note 4), Battelle will perform $2,000,000 worth of technical and consulting services to the Company through agreed-upon task orders within a period of three years from the date of the Battelle Agreement. The value of any conforming services and deliverables in the task orders provided by Battelle will be deducted from the $2,000,000 noted above. The Company will record a unit-based research and development expense

Allonnia, LLC

Notes to Consolidated Financial Statements (Continued)

3.	LICENSE, RESEARCH AND DEVELOPMENT AND CONSULTING AGREEMENTS (concluded)

Battelle Memorial Institute (concluded)

in the statement of operations for the fair value of the conforming services and deliverables as they are being received and the related amount in members’ equity. No research and development services have been provided as of December 31, 2020.

Each party in the Battelle Agreement retains the entire rights of the intellectual property in existence prior to this agreement or developed independently of this agreement (“Background IP”). Battelle irrevocably assigns to the Company all rights of intellectual property developed in the course of providing consulting services to the Company (“Program Technology”). In addition, if Battelle incorporates its Background IP into a deliverable or Program Technology, Battelle grants to the Company a perpetual, non-exclusive, sublicensable, (through multiple tiers), royalty-free, worldwide license to such incorporated Background IP to allow lawful use of the Program Technology or deliverable that incorporates it.

Metabolik Technologies Inc.

On December 18, 2020, the Company and Metabolik Technologies Inc. (“Metabolik”) entered into an asset purchase agreement (“Metabolik Agreement”). Pursuant to this agreement, Metabolik will transfer certain intellectual property in exchange for potential royalty payments from Allonnia in the amounts of a single digit percentage of Operating Profit, as defined in this agreement. The Company’s royalty obligation begins once the cumulative aggregate Operating Profit is greater than zero and ends fifteen years thereafter, provided that the royalties will terminate in the event that Metabolik or its affiliates ceases to hold any equity interest in the Company, other than as a result of a change of control of the Company. At any time during the term of this agreement, the Company may, upon written notice to Metabolik, provide written notice of the Company’s interest in buying out its royalty obligations under this agreement.

On December 18, 2020, the Company issued in accordance with the Series A-3 Preferred Unit Issuance Agreement 180,000 Series A-3 Preferred Units (see Note 4). In exchange, Metabolik will transfer certain acquired assets, as defined, pursuant to the terms of Metabolik Agreement.

4.	MEMBERS’ EQUITY

Series A Preferred Units

As of December 31, 2020, the Company was authorized to issue 9,000,000 of Series A Preferred Units, of which 8,190,000 units were designated as Series A-1 Preferred Units (“Series A-1”), 630,000 were designated Series A-2 Preferred Units (“Series A-2”), and 180,000 were designated Series A-3 Preferred Units (“Series A-3”) (collectively, referred to as “Series A Preferred Units”). The original issue price of Series A Preferred Units is $11.111111 per unit.

Pursuant to the Series A-1 Unit Purchase Agreement, as amended, the Company issued 2,970,000 and 1,664,911 units of Series A-1 at a purchase price of $11.111111 per unit in 2019 and 2020, respectively, for the total gross proceeds of $51,499,011.

On December 18, 2019, Battelle entered into the Series A-2 Preferred Unit Subscription Agreement with the Company. In accordance with this agreement, Battelle would be issued up to 630,000 Series A-2 units upon achievement of the following milestones:

a)

180,000 units of Series A-2 will be issued upon execution by Battelle and the Company of a consulting agreement within 12 months following the date of this agreement, pursuant to which Battelle would provide $2,000,000 worth of technical and consulting services (see Note 3).

Allonnia, LLC

Notes to Consolidated Financial Statements (Continued)

4.	MEMBERS’ EQUITY (continued)

Series A Preferred Units (concluded)

b)

Upon achieving the milestone (a) above, the Company will issue additional 180,000 units of Series A-2 in 30,000 increments on each of the following dates so long as the Company has not determined that Battelle did not provide the Company with services or that the services were not satisfactory pursuant to the Battelle Agreement: June 18, 2021; December 18, 2021; June 18, 2022; December 18, 2022; June 18, 2023; and December 18, 2023.

c)

Upon achieving the milestone (a) above, the Company will issue additional 270,000 units of Series A-2 in 45,000 increments on the following dates so long as the Company has not determined that Battelle did not provide the Company with services or that the services were not satisfactory pursuant to the Battelle Agreement: June 18, 2024; December 18, 2024; June 18, 2025; December 18, 2025; June 18, 2026; and December 18, 2026. Notwithstanding the foregoing, on August 18, 2021 Battelle may elect to purchase all 270,000 units of Series A-2 in exchanges for a price per unit of $11.111111 and a total purchase price of $3,000,000 in lieu of the issuances of such units described above so long as Battelle has achieved milestone (a) above and the Battelle Agreement remains in effect.

On December 18, 2020, Metabolik entered into the Series A-3 Preferred Unit Issuance Agreement with the Company. In accordance with this agreement, Metabolik was issued 180,000 Series A-3 units that become “eligible” capital accounts upon achievement of the following milestones:

a)

45,000 units of Series A-3 will be treated as “eligible” if the Company enters into a joint development agreement (“JDA”) with a certain party within one year following the date on which Ginkgo delivers an intermediate strain to the Company pursuant to the Technical Development Plan between Ginkgo and the Company. Notwithstanding the foregoing, if the Company determines, in its reasonable discretion, within thirty days following the execution of the JDA, that the JDA was not substantially related to the contributed assets, as defined, or certain services pursuant to the Metabolik Agreement (see Note 3) then such 45,000 units of Series A-3 will instead be automatically forfeited for no consideration.

b)

135,000 units of Series A-3 will be treated as “eligible” in the event that the Company enters into a certain commercialization agreement, as defined in the Metabolik Agreement, and receives revenue under the commercialization agreement in excess of $10,000,000 in the aggregate within five years following the execution of the commercialization agreement.

The Company will monitor milestones on an ongoing basis, and will record a unit-based research and development expense and a related amount to members’ equity as these milestones become probable of being achieved. No unit-based research and development expenses have been recognized in 2020 in connection with the issuance of Series A-3 units.

Common Units

As of December 31, 2020, the Company was authorized to issue 9,000,000 Common Units. As specified in the CUIA, the authorized Common Units will be issued to Ginkgo as follows:

a)	3,600,000 Common Units in partial consideration for the license and transfer of intellectual property in accordance with IPCA

Allonnia, LLC

Notes to Consolidated Financial Statements (Continued)

4.	MEMBERS’ EQUITY (continued)

Common Units (concluded)

b)

5,400,000 Common Units in partial consideration for the additional obligations set forth in the IPCA and TDA (as defined in the IPCA); provided that Ginkgo will not receive such additional Common Units unless the Company has sold and issued at least 8,370,000 Series A-1 Preferred Units pursuant to a Series A-1 Preferred Unit Purchase Agreement.

c)

In the event the Company sells and issues less than 8,370,000 but more than 2,970,000 Series A-1 Preferred Units, the Company and Ginkgo will collaborate to determine how many additional Common Units will be issued.

As of December 31, 2020 and 2019, there were 3,600,000 of Common Units issued and outstanding.

The rights and preferences of the Series A Preferred Units and Common units, collectively, Capital Units are as follows:

Voting Rights

Any action to be taken by the members will be taken by the members holding a majority of the capital units then outstanding, voting together as a single class.

Distributions

In the event of a Liquidation Event, as defined, distributions will have the following priority: (i) first, to the holders of Series A-1, in proportion to their respective number of Series A-1 Preferred Units, until the Company has distributed a cumulative amount in respect of each Series A-1 Preferred Unit; (ii) second, to the holders of Series A-2 Preferred Units and eligible Series A-3 Preferred Units, in proportion to their respective number of Series A-2 Preferred Units and eligible Series A-3 Preferred Units, until the Company has distributed a cumulative amount in respect of each Series A-2 Preferred Unit and eligible Series A-3 Preferred Unit; (iii) third, to the holders of Common Units, in proportion to their respective number of Common Units, until the Company has distributed a cumulative amount in respect of each Common Unit equal to the Series A preference amount.

After payment in full of the amounts above, any remaining amount is distributed to the holders of Series A-1, Series A-2, eligible Series A-3, Common Units, and Incentive Units, on a per unit pro rata basis; provided, however, that no distributions will be paid with respect to any Incentive Unit until the aggregate amount of all distributions from and after the date of issuance of such Incentive Unit exceeds the applicable Threshold Amount associated with such Incentive Unit.

Distributions

The holders of the Series A-3 are not entitled to any distributions with respect to any Series A-3 Preferred Units other than eligible Series A-3 Preferred Units.

Incentive Units

As of December 31, 2020, the Company was authorized to issue up to 2,000,000 Incentive Units. Incentive Units and the rights and privileges associated with them, collectively, are intended to be “profits interests”. Incentive Units may be issued within a series, with each series having a separate Threshold Amount. The

Allonnia, LLC

Notes to Consolidated Financial Statements (Concluded)

4.	MEMBERS’ EQUITY (concluded)

Incentive Units (concluded)

Threshold Amount will initially mean the amount equal to the amount that would be received on all outstanding Units if, immediately prior to the issuance of an Incentive Unit, all the assets of the Company were sold for their respective fair value (as determined by the Board in good faith), the liabilities of the Company were paid in full, and the remaining proceeds were distributed. An Incentive Unit’s Threshold Amount will subsequently be increased in an amount equal to the aggregate amount of any Capital Contribution made to the Company after the issuance of such Incentive Unit. Incentive Units are interests solely in profits and will have Capital Accounts associated therewith at the time of their issuance of zero dollars.

The Incentive Units do not have any voting rights and are subject to vesting.

Allocations of profits will be made with respect to any Incentive Units that are Unvested Units in the same manner as if they were Vested Units. Any distributions made with respect to any Incentive Units that are Unvested Units will not be distributed and instead be recorded by the Company (such amount, an “Unvested Distribution Amount”) in the Company’s books and records until such Unvested Units vest and become Vested Units. Any Unvested Distribution Amounts that relate to Incentive Units that are Unvested Units that are forfeited or fail to vest for whatever reason will be allocated and distributed as a new distribution.

In December 2020, there were 140,000 Incentive Units granted to employees of the Company. These units vest over a period of four years. The 2020 unit-based compensation expense in connection with these units was immaterial.

There were no Incentive Units granted in 2019.

5.	RELATED PARTY TRANSACTIONS

The Company receives various services from companies that own either Common Units (Ginkgo) or Series A-1 Preferred Units (Battelle and Metabolik) in the Company.

In 2020 and 2019, the Company paid Ginkgo $4,164,292 and $28,519, respectively, pursuant to the TDA and G&A Service Agreement (see Note 3).19

6.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 23, 2021, which is the date the consolidated financial statements were available to be issued.

In January 2021, the Company issued 1,867,411 of Common Units to Ginkgo, pursuant to IPCA (see Note 3) and 22,500 Series A-1 Units to an investor for $250,000.

Other than the above, there were no subsequent events that require adjustments to or disclosure in the consolidated financial statements.

ANNEX A – Agreement and Plan of Merger, dated as of July 24, 2022, by and among Ginkgo Bioworks Holdings, Inc., Pepper Merger Subsidiary Inc. and Zymergen Inc.

July 24, 2022

GINKGO BIOWORKS HOLDINGS, INC.

PEPPER MERGER SUBSIDIARY INC.

ZYMERGEN INC.

AGREEMENT AND PLAN OF MERGER

A-i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		A-41
4.1	Organization; Good Standing; Anti-Takeover Laws	A-41
4.2	Power; Enforceability	A-41
4.3	Non-Contravention	A-42
4.4	Foreign Persons	A-42
4.5	Requisite Governmental Approvals	A-42
4.6	Compliance with Laws	A-42
4.7	Legal Proceedings; Orders	A-43
4.8	Ownership of Company Common Stock	A-43
4.9	Brokers	A-43
4.10	Ownership of Merger Sub	A-44
4.11	No Parent Vote or Approval Required	A-44
4.12	Availability of Funds	A-44
4.13	Stockholder and Management Arrangements	A-44
4.14	No Other Negotiations	A-44
4.15	Parent Capitalization	A-44
4.16	Parent SEC Reports	A-45
4.17	Parent Financial Statements; Internal Controls	A-46
4.18	No Undisclosed Liabilities	A-47
4.19	Absence of Certain Changes	A-47
4.20	Information Supplied	A-47
4.21	Tax Matters	A-47
4.22	Exclusivity of Representations and Warranties	A-48
ARTICLE V INTERIM OPERATIONS		A-49
5.1	Company Affirmative Obligations	A-49
5.2	Company Forbearance Covenants	A-49
5.3	Parent and Merger Sub Obligations	A-52
5.4	No Solicitation; Company Board Recommendation Change	A-52
5.5	No Control of the Other Party’s Business	A-56
ARTICLE VI ADDITIONAL COVENANTS		A-56
6.1	Required Action and Forbearance; Efforts	A-56
6.2	Antitrust Filings	A-57
6.3	Registration Statement; Proxy Statement/Prospectus and Other Required SEC Filings	A-59
6.4	Company Stockholder Meeting	A-61
6.5	Anti-Takeover Laws	A-62
6.6	Access; Integration Planning	A-62
6.7	Section 16(b) Exemption	A-63
6.8	Directors’ and Officers’ Exculpation, Indemnification and Insurance	A-63
6.9	Employee Matters	A-65
6.10	Obligations of Merger Sub	A-66
6.11	Public Statements and Disclosure	A-66
6.12	Transaction Litigation	A-67
6.13	Stock Exchange Delisting; Deregistration	A-67
6.14	Parent Vote	A-67
6.15	No Employment Discussions	A-67
6.16	Specified Legal Proceedings	A-67
6.17	Tax Treatment of the Merger	A-68
6.18	Real Estate Plan	A-68
6.19	Additional Agreements	A-68

A-ii

ARTICLE VII CONDITIONS TO THE MERGER		A-68
7.1	Conditions to Each Party’s Obligations to Effect the Merger	A-68
7.2	Conditions to the Obligations of Parent and Merger Sub	A-69
7.3	Conditions to the Company’s Obligations to Effect the Merger	A-69
ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		A-70
8.1	Termination	A-70
8.2	Manner and Notice of Termination; Effect of Termination	A-72
8.3	Fees and Expenses	A-72
8.4	Amendment	A-75
8.5	Extension; Waiver	A-75
ARTICLE IX GENERAL PROVISIONS		A-75
9.1	Survival	A-75
9.2	Notices	A-75
9.3	Assignment	A-76
9.4	Confidentiality Agreement	A-76
9.5	Entire Agreement	A-77
9.6	Third Party Beneficiaries	A-77
9.7	Severability	A-77
9.8	Remedies	A-77
9.9	Governing Law	A-78
9.10	Consent to Jurisdiction	A-78
9.11	Waiver of Jury Trial	A-79
9.12	No Recourse	A-79
9.13	Disclosure Letter References	A-79
9.14	Counterparts	A-79

EXHIBITS

Exhibit A    Form of Certificate of Incorporation of the Surviving Corporation

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 24, 2022, by and among Ginkgo Bioworks Holdings, Inc., a Delaware corporation (“Parent”), Pepper Merger Subsidiary Inc., a Delaware corporation and an indirect wholly-owned Subsidiary of Parent (“Merger Sub”), and Zymergen Inc., a Delaware public benefit corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I or elsewhere in this Agreement.

RECITALS

WHEREAS, the Company Board has (i) considered each of (A) the Company Stockholders’ pecuniary (financial) interests, (B) the best interests of those materially affected by the Company’s conduct (including customers, employees, partners and the communities in which it operates) and (C) the Company’s Public Benefit Purpose, engaged in the balancing required by the General Corporation Law of the State of Delaware (the “DGCL”), and declared it advisable to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the DGCL, upon the terms and subject to the conditions set forth herein; (ii) determined that the Merger is fair and in the best interests of the Company, the Company Stockholders and those materially affected by the Company’s conduct, and promotes the Public Benefit Purpose; (iii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; and (iv) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL.

WHEREAS, each of the board of directors of Parent and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

WHEREAS, Merger Sub is a direct or indirect, wholly-owned Subsidiary of Ginkgo Bioworks, Inc., a Delaware corporation (“Midco”), and Midco is a direct, wholly-owned Subsidiary of Parent, the Parties to this Agreement intend the Merger to be treated for United States federal income tax purposes as a taxable purchase of the Company and not as a “reorganization” under Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

WHEREAS, Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

WHEREAS, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are each entering into a Voting Agreement, dated as of the date hereof (each, a “Voting Agreement”), pursuant to which each such stockholder has agreed to take certain actions to support the transactions contemplated by this Agreement, including the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of, and pursuant to, this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means an agreement with the Company that contains provisions that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receive non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that the confidentiality and use provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and Representatives as provided therein) than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal) and such agreement expressly permits the Company to comply with its obligations under this Agreement.

(b) “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent, Merger Sub or any of their respective Subsidiaries) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock representing more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Person or Group, or equityholders of any such Person or Group, of more than 20% of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition), including by means of purchase of equity securities in any Subsidiary of the Company;

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or equityholders of any such Person or Group, would hold shares of Company Common Stock representing more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such transaction, in each case other than the Merger; or

(iv) any transaction having a similar effect to those described in the foregoing clauses (i) through (iii).

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by Contract or otherwise.

(e) “Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977 and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

(f) “Anti-Money Laundering Laws” means all applicable Laws related to the prevention of money laundering, including the U.S. Money Laundering Control Act of 1986, the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly referred to as the “U.S. Bank Secrecy Act”) and similar Laws in other applicable jurisdictions.

(g) “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(h) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2021 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2021.

(i) “Audited Parent Balance Sheet” means the consolidated balance sheet (and the notes thereto) of Parent and its consolidated Subsidiaries as of December 31, 2021 set forth in Parent’s Annual Report on Form 10-K filed by Parent with the SEC for the fiscal year ended December 31, 2021.

(j) “Blue Sky Laws” means any state securities or “blue sky” law.

(k) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York, or Boston, Massachusetts.

(l) “Code” means the Internal Revenue Code of 1986.

(m) “Company Board” means the Board of Directors of the Company.

(n) “Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(o) “Company Equity Awards” means Company Options and Company RSUs.

(p) “Company ESPP” means the Company’s 2021 Employee Stock Purchase Plan.

(q) “Company Material Adverse Effect” means any change, event, effect, development, occurrence or circumstance (each, an “Effect”) that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) prevents or materially impairs or delays, or would reasonably be expected to prevent or materially impair or delay, the ability of the Company to consummate the Merger; provided, however, that, solely with respect to clause (x), none of the following, and no Effects to the extent arising out of or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i) changes in general economic conditions, or changes or prospective changes in conditions in the global, international or regional economy generally;

(ii) any sequester, stoppage, shutdown, default or similar event or occurrence by or involving any governmental entity affecting a national or federal government as a whole;

(iii) any break-up of any existing political or economic union of or within any country or countries or any actual or potential exit by any country or countries from, or suspension or termination of its or their membership in, any such political or economic union;

(iv) changes in conditions in the financial markets, credit markets or capital markets, including (1) changes in interest rates or credit ratings generally; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(v) changes in conditions in the industries in which the Company and its Subsidiaries conduct material business or in labor markets for employees in such industries;

(vi) changes in regulatory, legislative or political conditions, including any trade wars or tariffs and any change in applicable Law, in each case after the date hereof;

(vii) any actual or threatened geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Authority), terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions);

(viii) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, pandemics, epidemics, or other health crises (including COVID-19 and any COVID-19 Measures), or other national or international emergency in the United States or any other country or region of the world;

(ix) any Effect resulting from the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, lessors, customers, partners, vendors, regulators, Governmental Authorities, or any other third Person (it being understood and agreed that this clause (ix) will not apply with respect to any representation or warranty the purpose of which is to address the consequences of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance of obligations of the Company hereunder);

(x) the compliance by any Party with the express terms of this Agreement, including any action taken or refrained from being taken as required by, pursuant to or in accordance with the express terms of this Agreement;

(xi) any action taken or refrained from being taken, in each case at the written request of Parent or to which Parent has expressly approved or consented to following the date of this Agreement;

(xii) any change in, or any action taken for the purpose of complying with any change in, GAAP (or authoritative interpretations of GAAP) after the date hereof;

(xiii) changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that the facts or causes underlying or contributing to any such change may be considered in determining whether a Company Material Adverse Effect has occurred so long as they are not otherwise excluded by this definition);

(xiv) any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or causes underlying or contributing to any such failure may be considered in determining whether a Company Material Adverse Effect has occurred so long as they are not otherwise excluded by this definition);

(xv) any Transaction Litigation;

(xvi) the identity of Parent or Merger Sub, or any public announcement or public disclosure of any plan or intentions of Parent or Merger Sub with respect to the Company, its Subsidiaries or their respective businesses; or

(xvii) any breach by Parent or Merger Sub of this Agreement;

except, in each case of clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (xii), to the extent that such Effect has had a materially disproportionate adverse effect on the Company relative to other companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

(r) “Company Options” means any options to purchase shares of Company Common Stock granted pursuant to the Company Stock Plans.

(s) “Company Owned Intellectual Property” means all Intellectual Property owned, or purported to be owned, solely or jointly by the Company or any of its Subsidiaries.

(t) “Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

(u) “Company Product” means all products, product candidates, Software or, to the extent commercialized or developed to be commercialized, other technology of the Company or any of its Subsidiaries, including those set forth on Section 1.1(u) of the Company Disclosure Letter.

(v) “Company RSUs” means all Company restricted stock units granted pursuant to the Company Stock Plans.

(w) “Company Software” means all Software owned by the Company or any of its Subsidiaries.

(x) “Company Stock Plans” means the Company’s 2014 Stock Plan, 2021 Incentive Award Plan and each other Employee Plan that provides for the award of rights of any kind to receive shares of Company Common Stock or benefits measured in whole or in part by reference to shares of Company Common Stock.

(y) “Company Stockholders” means the holders of shares of Company Common Stock.

(z) “Company Termination Fee” means a fee equal to $10,000,000.

(aa) “Contaminants” means defects, bugs, errors in accordance with generally accepted industry standards, Trojan horses, worms, viruses, back doors, disabling codes or instructions, spyware, malicious code, or other self-help mechanisms or programming routines designed or intended to interfere, damage, corrupt, surreptitiously intercept, or expropriate any system, data, or Personal Information, or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data, Personal Information, or other materials.

(bb) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(cc) “Contract” means any contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other agreement (whether written or oral) that is legally binding.

(dd) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variations or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

(ee) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or other Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, the Families First Act, the Payroll Tax Executive Order and IRS Notices 2020-22, 2020-65 and 2021-11.

(ff) “DOJ” means the United States Department of Justice or any successor thereto.

(gg) “Environmental Law” means any Law relating to pollution or protection of the environment (including ambient air, surface water, groundwater or land) or human health (as it relates to exposure to Hazardous Substances), including all those relating to the generation, storage, treatment, transportation, recycling, disposal, discharge, release, handling, control or cleanup of any Hazardous Substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

(hh) “ERISA” means the Employee Retirement Income Security Act of 1974.

(ii) “Exchange Act” means the Securities Exchange Act of 1934.

(jj) “FTC” means the United States Federal Trade Commission or any successor thereto.

(kk) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(ll) “Government Contract” means any Contract for the sale of supplies or services that are actively provided under the relevant statement of works or subcontract agreements as of the date hereof that is between the Company or any of its Subsidiaries on one hand and a Governmental Authority on the other or has been entered into by the Company or any of its Subsidiaries as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority.

(mm) “Government Proposal” means any proposal or offer, solicited or unsolicited made by the Company or any of its Subsidiaries which, if accepted, would result in a Government Contract. A Government Proposal: (i) includes any proposal or offer made by the Company or any of its Subsidiaries that has been accepted by the Company but has not resulted in a Government Contract; and (ii) does not include any proposal or offer made by the Company or any of its Subsidiaries that has been accepted and has resulted in a Government Contract.

(nn) “Governmental Authority” means any government, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal or judicial body, in each case whether federal, state, county, local or provincial, and whether domestic or foreign.

(oo) “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including, pursuant to Antitrust Laws) issued by or obtained from, and notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(pp) “Group” has the meaning as used in Section 13 of the Exchange Act.

(qq) “Hazardous Substance” means any substance, material or waste that is defined, listed or regulated as contaminant, pollutant, toxic, hazardous, or words of similar meaning under any Environmental Laws, including, pesticides, petroleum or petroleum products, polychlorinated biphenyls, friable asbestos, and per- and polyfluoroalkyl substances.

(rr) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(ss) “Indebtedness” means any of the following obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment premiums or penalties and commitment and other fees); (ii) obligations evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) obligations pursuant to or in connection with letters of credit, surety bonds, performance bonds or banker’s acceptances (in each case whether or not drawn, contingent or otherwise); (iv) obligations pursuant to capitalized leases (other than Leases); (v) obligations arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) any obligation to pay the deferred purchase price of property or services (other than accrued expenses in the ordinary course of business); and (vii) indebtedness of others of the kind described in clauses (i) through (vi) guaranteed by the Company or any of its Subsidiaries or secured by any Lien on the assets of the Company or any of its Subsidiaries.

(tt) “Intellectual Property” means all rights, title and interests in and to all intellectual property rights throughout the world, including all: (i) patents, patent applications and inventions, designs and improvements described and claimed therein, patentable inventions, utility models, registered mask works and applications to register mask works, and other patent rights anywhere in the world (including all provisional applications, international applications, divisions, substitutions, renewals, continuations, continuations-in-part, reissues, reexaminations, interferences, and extensions thereof) (“Patents”); (ii) all copyrights, copyrightable works, copyright registrations and applications therefor, whether or not registered or published, and all other rights corresponding thereto throughout the world (“Copyrights”) and works of authorship; (iii) trademarks, service marks, logos, designs, trade names, service names, brand names, and trade dress and other source or business identifiers, including trademarks used in corporate names, whether registered or unregistered, and registrations, applications for registrations, renewals and extensions of any of the foregoing, and all rights and goodwill associated therewith (“Marks”); (iv) domain names and social media accounts and handles; (v) Software; (vi) proprietary information, know-how, trade secrets and other confidential information (“Trade Secrets”); (vii) rights in data and databases; and (viii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(uu) “International Trade Laws” means all applicable Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, customs and import Laws administered by U.S. Customs and Border Protection, any other export or import controls administered by an agency of the U.S. government, the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury, and other applicable Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the U.S. Laws described above.

(vv) “Intervening Event” means an Effect that first occurs after the date of this Agreement that has materially affected or materially affects, or would be reasonably likely to materially affect, (A) the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, and (B) to the extent required by Delaware law as applicable to the Company as a public benefit corporation or the Company Board in the context of a sale of control of the Company, the outcome of the Company Board’s balancing of (1) pecuniary interests of the Company Stockholders, (2) best interests of those materially affected by the Company’s conduct and (3) Company’s Public Benefit Purpose, for purposes of making the Company Board Recommendation, in each case, that (i) is not known by the Company Board as of the date of this Agreement or that was not reasonably foreseeable to the Company Board as of the date of this Agreement and (ii) does not relate to any Acquisition Proposal; provided, that in no event shall the following constitute, or be taken into account in determining the existence of an Intervening Event: (Y) the fact alone that the Company or Parent meets, fails to meet or exceeds any internal or published forecasts or projections for any period (however, the underlying reasons for such events may constitute an Intervening Event), or (Z) changes in the market price or trading volume of Company Common Stock or Parent Class A Common Stock, in and of itself, after the date hereof (however, the underlying reasons for such events may constitute an Intervening Event).

(ww) “IRS” means the United States Internal Revenue Service or any successor thereto.

(xx) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the individuals listed in Section 1.1(xx) of the Company Disclosure Letter, after reasonable inquiry of such individual’s direct reports. “Knowledge” of Parent and Merger Sub, with respect to any matter in question, means the actual knowledge, after reasonable inquiry, of the individuals listed in Section 1.1(xx) of the Parent Disclosure Letter, after reasonable inquiry of such individual’s direct reports.

(yy) “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority or any self-regulatory organization and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(zz) “Legal Proceeding” means any claim, action, charge, cause of action, proceeding, lawsuit, litigation, audit, investigation, arbitration, mediation or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(aaa) “Legal Proceedings Development” means, with respect to the Specified Legal Proceedings (and any Legal Proceedings relating to or arising out of the facts and circumstances of such Specified Legal Proceedings that may be initiated by the SEC or other Governmental Authority, including any U.S. Attorney’s Office or the U.S. Department of Justice (a “Governmental Proceeding”)), a material and adverse development in such Legal Proceeding that was not disclosed or made available to Parent prior to the date hereof (where “material” in this definition will be determined in reference to the impact of the expected outcome of such Legal Proceeding on the Company), including the filing of a criminal charging document against the Company or the individuals set forth in Section 1.1(aaa)(i) of the Company Disclosure Letter, the filing of a complaint alleging securities fraud by the SEC against the Company or the individuals set forth in Section 1.1(aaa)(i) of the Company Disclosure Letter, or the discovery of credible evidence of knowing or intentional misconduct or securities fraud on the part of the Company or the individuals set forth in Section 1.1(aaa)(i) of the Company Disclosure Letter; provided, however, that any development described on Section 1.1(aaa)(ii) of the Company Disclosure Letter will not be a Legal Proceedings Development.

(bbb) “Lien” means with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind.

(ccc) “Material Contract” means any of the following Contracts (excluding purchase orders, statements of work and similar commercial documents issued in the ordinary course under the applicable Contract) to which either the Company or any of its Subsidiaries is a party or bound other than each Contract solely among the Company and its wholly owned Subsidiaries:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) (A) any Contract entered into with a Material Customer or (B) any Contract entered into with any customer that cannot be terminated by the Company upon thirty (30) days’ notice or less without incurring any material liability;

(iii) any Contract entered into with a Material Supplier;

(iv) any Contract containing any covenant (A) prohibiting, limiting, curtailing or restricting, or purporting to prohibit, limit, curtail or restrict, the Company or any of its Affiliates from engaging in any material line of business or levying a fine, charge or other payment for doing so, competing with any Person in any material line of business or from purchasing, selling, supplying or distributing any material product, asset or service, in each case, in any geographic area, (B) materially limiting the right of the Company or any of its Subsidiaries pursuant to any “most favored nation” or “exclusivity” provisions or (C) granting any rights of first refusal to any Person, rights of first offer to any Person, rights of first notice in connection with a sale to any Person, or any puts, calls or similar rights, with respect to any assets material to the Company and its Subsidiaries, taken as a whole, or equity interests of any of the Company or any of its Subsidiaries, in each case of this clause (iv) other than any such Contracts that may be cancelled without material liability to the Company or its Subsidiaries upon notice of 60 days or less;

(v) any Contract (A) entered into within the two (2) year period prior to the date hereof relating to the disposition or acquisition of tangible assets by the Company or any of its Subsidiaries with a value greater than $10,000,000 after the date of this Agreement other than in the ordinary course of business, (B) entered into within the two (2) year period prior to the date hereof pursuant to which the Company or any of its Subsidiaries acquired any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company with a value greater than $5,000,000 or (C) relating to the acquisition or disposition of any tangible assets, any other Person or other business enterprise that contains material indemnities, “earn-out” or other contingent payment obligations by the Company or any of its Subsidiaries in favor of a third party that remain outstanding;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $1,000,000 other than (A) accounts receivables and payables in the ordinary course of business and (B) loans to Subsidiaries of the Company in the ordinary course of business;

(vii) any Lease or Sublease required to be set forth on Section 3.16(b) of the Company Disclosure Letter;

(viii) any Contract with any Governmental Authority in each case under which the Company or any of its Subsidiaries has any material outstanding rights or obligations;

(ix) any Contract providing for severance, retention or other payment, increase or vesting of any benefits or compensation that would become payable by reason of the Merger (other than Contracts evidencing Company Equity Awards);

(x) any Contract providing for the employment or engagement of any Person on a full-time, part-time, independent contractor, temporary or other basis or otherwise providing compensation or other benefits to any officer, director, employee or independent contractor, other than Contracts terminable by the Company for any reason upon thirty (30) days’ notice or less without incurring any liability;

(xi) any Collective Bargaining Agreement;

(xii) each material Contract to which the Company or any of its Subsidiaries is a party entered into in connection with the settlement or other resolution of any actual or threatened Legal Proceeding, in each case under which the Company or any of its Subsidiaries has any material outstanding rights or obligations;

(xiii) any Contract that provides for indemnification by the Company or any of its Subsidiaries of any officer, director or employee of the Company or any of its Subsidiaries;

(xiv) any Contract between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company, any director or officer of the Company or any of its Subsidiaries or any Person beneficially owning 5% or more of the outstanding shares of Company Common Stock, on the other hand, in each case except (A) as contemplated by this Agreement, and (B) any Contracts relating to awards granted pursuant to the Company Stock Plans;

(xv) limits or restricts the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(xvi) (i) each Contract under which the Company or any of its Subsidiaries (A) grants to any third party any license under any Company Owned Intellectual Property or Intellectual Property used or held for use by the Company or its Subsidiaries that, in each case, is material to the business of the Company and its Subsidiaries, taken as a whole, or (B) receives a license under any third party’s Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, and (ii) each Contract (including settlement agreements, coexistence agreements and consent agreements) pursuant to which the Company is restricted from using, registering, or enforcing Company Owned Intellectual Property or Intellectual Property used or held for use by the Company or its Subsidiaries that, in each case, is material to the business of the Company and its Subsidiaries, taken as a whole, in each case, other than (x) non-exclusive commercially available off-the-shelf-software and software-based technology with a total annual license, maintenance, support and other fees not in excess of $500,000 in the aggregate per vendor and Public Software, (y) non-disclosure agreements, and (z) materials transfer agreements, evaluation agreements, and licenses granted to or by customers or vendors, in each case, that permits the intended consumption of the specific goods or services sold with no additional rights granted (e.g., no research, development, manufacturing or commercialization rights); or

(xvii) any material Contract that involves a joint venture, collaboration, partnership, development, co-development or similar profit-sharing Contract.

(ddd) “Merger Consideration Value” means an amount (rounded down to the nearest whole cent) equal to the product of (x) Merger Consideration and (y) the Parent Class A Common Stock Price.

(eee) “Nasdaq” means The Nasdaq Global Select Market and any successor stock exchange or inter-dealer quotation system operated by The Nasdaq Stock Market, LLC or any successor thereto.

(fff) “NYSE” means The New York Stock Exchange and any successor stock exchange or inter-dealer quotation system operated by New York Stock Exchange LLC or any successor thereto.

(ggg) “Organizational Documents” means the articles of incorporation, certificate of incorporation, memorandum of association, charter, bylaws, articles of formation, certificate of formation, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

(hhh) “Parent Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Parent.

(iii) “Parent Class A Common Stock Price” means the volume weighted average of the trading prices, rounded to four decimal points, of Parent Class A Common Stock on the NYSE during normal trading hours (as reported on Bloomberg L.P. under the function “VWAP”) for the five (5) consecutive trading days ended on (and including) the trading day that is two (2) full trading days prior to the Closing Date.

(jjj) “Parent Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of Parent.

(kkk) “Parent Class C Common Stock” means the Class C common stock, par value $0.0001 per share, of Parent.

(lll) “Parent Common Stock” means Parent Class A Common Stock, Parent Class B Common Stock and Parent Class C Common Stock, as applicable.

(mmm) “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, or (y) prevents or materially impairs or delays, or would reasonably be expected to prevent or materially impair or delay, the ability of Parent or Merger Sub to consummate the Merger; provided, however, that, solely with respect to clause (x), none of the following, and no Effects to the extent arising out of or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Parent Material Adverse Effect or will be taken into account when determining whether a Parent Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i) changes in general economic conditions, or changes or prospective changes in conditions in the global, international or regional economy generally;

(ii) any sequester, stoppage, shutdown, default or similar event or occurrence by or involving any governmental entity affecting a national or federal government as a whole;

(iii) any break-up of any existing political or economic union of or within any country or countries or any actual or potential exit by any country or countries from, or suspension or termination of its or their membership in, any such political or economic union;

(iv) changes in conditions in the financial markets, credit markets or capital markets, including (1) changes in interest rates or credit ratings generally; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(v) changes in conditions in the industries in which Parent and its Subsidiaries conduct material business or in labor markets for employees in such industries;

(vi) changes in regulatory, legislative or political conditions, including any trade wars or tariffs and any change in applicable Law, in each case after the date hereof;

(vii) any actual or threatened geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Authority), terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions);

(viii) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, pandemics, epidemics, or other health crises (including COVID-19 and any COVID-19 Measures), or other national or international emergency in the United States or any other country or region of the world;

(ix) any Effect resulting from the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of Parent and its Subsidiaries with employees, suppliers, lessors, customers, partners, vendors, regulators, Governmental Authorities, or any other third Person (it being understood and agreed that this clause (ix) will not apply with respect to any representation or warranty the purpose of which is to address the consequences of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance of obligations of Parent hereunder);

(x) the compliance by any Party with the express terms of this Agreement, including any action taken or refrained from being taken as required by, pursuant to or in accordance with the express terms of this Agreement;

(xi) any action taken or refrained from being taken, in each case at the written request of the Company or to which the Company has expressly approved or consented to following the date of this Agreement;

(xii) any change in, or any action taken for the purpose of complying with any change in, GAAP (or authoritative interpretations of GAAP) after the date hereof;

(xiii) changes in the price or trading volume of the Parent Class A Common Stock, in and of itself (it being understood that the facts or causes underlying or contributing to any such change may be considered in determining whether a Parent Material Adverse Effect has occurred so long as they are not otherwise excluded by this definition);

(xiv) any failure, in and of itself, by Parent and its Subsidiaries to meet (A) any public estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or causes underlying or contributing to any such failure may be considered in determining whether a Parent Material Adverse Effect has occurred so long as they are not otherwise excluded by this definition);

(xv) any Transaction Litigation; or

(xvi) any breach by the Company of this Agreement;

except, in each case of clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (xii), to the extent that such Effect has had a materially disproportionate adverse effect on Parent relative to other companies operating in the industries in which Parent and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Parent Material Adverse Effect has occurred.

(nnn) “Parent Options” means any options to purchase shares of Parent Common Stock.

(ooo) “Parent Preferred Stock” means the preferred stock, par value $0.0001 per share, of Parent.

(ppp) “Parent RSUs” means all Parent restricted share units subject to time-vesting and/or performance-vesting conditions.

(qqq) “Parent Stock Plan” means the Parent 2021 Incentive Award Plan, as in effect on the date hereof.

(rrr) “Parent Termination Fee” means a fee equal to $10,000,000.

(sss) “Permitted Action” means any such commercially reasonable action or inaction taken in good faith (i) required by COVID-19 Measures, whether or not in the ordinary course of business, or (ii) that is reasonably necessary or prudent for the Company or any of its Subsidiaries to take or abstain from taking, to protect the health or safety of natural Persons employed by the Company or any of its Subsidiaries solely in connection with COVID-19 or the COVID-19 Measures.

(ttt) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies arising in the ordinary course of business that are either not yet delinquent or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar liens or security interests on real or tangible property arising in the ordinary course of business that are not yet due or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been reflected in accordance with GAAP; (iii) leases, subleases, non-exclusive licenses and non-exclusive sublicenses (other than capital leases that are not Leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable Law (other than Laws in respect of Tax); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type) (in each case, on real or tangible property), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports prior to the date hereof; (ix) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (x) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; or (xi) liens (or other encumbrances of any type) that do not materially and adversely affect the use or operation of the asset subject thereto.

(uuu) “Person” means any individual, corporation (including any public benefit corporation and any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Union, Governmental Authority, Group or other enterprise, association, organization or entity.

(vvv) “Personal Information” means any information in any media that, alone or in combination with other information held by the Company, allows the identification of a natural person, or a browser or device associated with an identified or identifiable natural person, or contact with a natural person or can be used to identify a natural person and any other information that constitutes personal data or personal information under any applicable Privacy Obligations.

(www) “Privacy Obligations” means applicable Laws, contractual obligations, self-regulatory standards that are legally binding on the Company, written policies or notices or terms of use of the Company that are related to privacy, information security, data protection or the Processing of Sensitive Data in each case as and to the extent applicable to the operation of the Company.

(xxx) “Process” or “Processing” means any operation or set of operations which is performed on data, including Personal Information or sets of Personal Information, whether or not by automated means, such as the receipt, access, acquisition, collection, recording, organization, compilation, structuring, storage, processing, adaptation or alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, safeguarding, security, disposal, erasure or destruction.

(yyy) “Proxy Statement/Prospectus” means the proxy statement/prospectus to be sent to the Company Stockholders in connection with the Company Stockholder Meeting.

(zzz) “Public Benefit Purpose” means the specific public benefit to be promoted by the Company as set forth in the Company’s certificate of incorporation as of the date hereof.

(aaaa) “Public Software” means any Software that is distributed (i) as “free software” (as defined by the Free Software Foundation) or “open source software” (meaning Software distributed under any licensed approved by the Open Source Initiative as set forth at www.opensource.org); (ii) under a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache License, or any other public source code license arrangement); or (iii) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (A) disclosed, distributed, made available, offered, licensed or delivered in source code form; (B) licensed for the purpose of making derivative works; (C) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind of any products or services; or (D) redistributable at no charge.

(bbbb) “Registration Statement” means the registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Parent under the Securities Act registering the shares of Parent Class A Common Stock to be issued in connection with the Merger.

(cccc) “Representatives” of a Person means, collectively, the Affiliates, directors, officers, employees, consultants, agents, representatives and advisors of such Person.

(dddd) “Sanctioned Country” means a country or territory which is itself the subject or target of a general export, import, financial or investment embargo under Sanctions Laws in effect at the relevant time (at the time of this Agreement, the Crimea region, the separatist-controlled portions of the Donetsk and Luhansk regions of Ukraine, Cuba, Iran, North Korea and Syria).

(eeee) “Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (A) the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce’s Bureau of Industry and Security, or the U.S. Department of State, (B) Her Majesty’s Treasury of the United Kingdom, (C) any committee of the United Nations Security Council or (D) the European Union, (ii) any Person that is a Governmental Authority or government instrumentality of any Sanctioned Country, (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, any Person described in the foregoing clause (i) or (ii), either individually or in the aggregate, or (iv) any Person organized or resident in a Sanctioned Country.

(ffff) “Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations or (iv) Her Majesty’s Treasury of the United Kingdom.

(gggg) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(hhhh) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(iiii) “Securities Act” means the Securities Act of 1933.

(jjjj) “Security Breach” means any (i) unauthorized acquisition of, access to, loss of, or misuse (by any means) of Sensitive Data; (ii) unauthorized or unlawful Processing, sale, or rental of Sensitive Data; (iii) phishing, ransomware, denial of service (DoS) or other cyberattack that results in a material monetary loss or a business disruption; or (iv) other act or omission that compromises the security, availability, integrity, or confidentiality of Sensitive Data.

(kkkk) “Sensitive Data” means (i) all Personal Information and (ii) other confidential or proprietary business information or trade secret information maintained by or on behalf of the Company

(llll) “Software” means all computer software, applications and code, including APIs, interfaces, program files, firmware, operating systems, specifications and algorithms, whether in object code, source code or any other form and all related documentation and manuals thereto.

(mmmm) “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person.

(nnnn) “Superior Proposal” means any unsolicited bona fide written Acquisition Proposal made after the date of this Agreement on terms that the Company Board (or a committee thereof), after (i) considering each of (A) the Company Stockholders’ pecuniary (financial) interests, (B) the best interests of those materially affected by the Company’s conduct (including customers, employees, partners and the communities in which it operates) and (C) the Company’s Public Benefit Purpose and (ii) engaging in the balancing required by the DGCL, has determined in good faith (after consultation with its outside legal counsel and financial advisor) would be more favorable than the Merger (taking into account any legal, regulatory, financial, timing, public benefit, financing and other aspects of such proposal that the Company Board (or a committee thereof) considers relevant and any revisions to this Agreement made or offered in writing by Parent prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in clause (i) and clause (iii) of the definition of “Acquisition Transaction” will be deemed to be references to “50%” and all references to “more than 20%” in clause (ii) of the definition of “Acquisition Transaction” will be deemed to be references to “all or substantially all”. For the avoidance of doubt, an Acquisition Proposal for an Acquisition Transaction involving the Company’s automation business alone would not constitute a Superior Proposal.

(oooo) “Systems” means all networks, servers, switches, endpoints, Software, platforms, electronics, websites, storage, firmware, hardware, and related information technology or outsourced services, and all electronic connections between them, that are owned, operated, or used by the Company, including in connection with their products or services.

(pppp) “Tax” means any United States federal, state, local and non-United States taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation and value added taxes, ad valorem taxes, transfer taxes, franchise taxes, withholding taxes, payroll taxes, employment taxes, excise and property taxes, or other charge of any kind whatsoever in the nature of a tax imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts, in each case whether disputed or not.

(qqqq) “Tax Return” means any return, declaration, election, disclosure, report, claim for refund, statement or information report or filing with respect to Taxes, including any schedules attached thereto and including any amendment thereof.

(rrrr) “Termination Date” means the Initial Termination Date, as it may be extended from time to time in accordance with the terms of this Agreement.

(ssss) “Transaction Litigation” means any Legal Proceeding (other than any Legal Proceeding brought by a Governmental Authority under the HSR Act or any other Antitrust Law applicable to this Agreement or the Merger) commenced or threatened against a Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement, other than any Legal Proceedings among the Parties related to this Agreement.

(tttt) “Treasury Regulations” means regulations promulgated under the Code by the United States Treasury Department.

(uuuu) “Union” means any labor union, works council, trade union or other employee representative body.

(vvvv) “WARN” means the United States Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local Law.

(wwww) “Willful and Material Breach” shall mean a material breach of any representation, warranty, covenant or agreement set forth in this Agreement that is a consequence of an act or failure to act by a Party with the actual knowledge that the taking of such act or failure to act would cause, or would reasonably be expected to result in, a material breach; it being acknowledged and agreed, without limitation, that any failure by a Party to close the transactions contemplated hereby, including the Merger, after the applicable conditions thereto have been satisfied or waived shall constitute a Willful and Material Breach of this Agreement.

1.2 Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
“Agreement”	Preamble
“Alternative Acquisition Agreement”	5.4(a)
“Company Capitalization Date”	3.8(a)
“Certificate of Merger”	2.2
“Certificates”	2.9(c)
“Chosen Courts”	9.10
“Closing”	2.3
“Closing Date”	2.3
“Collective Bargaining Agreement”	3.21(a)
“Company”	Preamble
“Company Board Recommendation”	3.3(a)
“Company Board Recommendation Change”	5.4(c)(i)
“Company Breach Notice Period”	8.1(e)
“Company Disclosure Letter”	Article III
“Company Related Parties”	8.3(f)
“Company Registered Intellectual Property”	3.18(a)
“Company SEC Reports”	3.10
“Company Securities”	3.8(c)
“Company Stockholder Meeting”	6.4(a)

“Confidentiality Agreement”	9.4
“Continuation Period”	6.9(c)
“D&O Insurance”	6.8(c)
“DGCL”	Recitals
“DTC”	2.9(d)
“Effective Time”	2.2
“Electronic Delivery”	9.14
“Employee Plan”	3.20(a)
“ERISA Affiliate”	3.20(a)
“ESPP Offering Period”	2.8(c)
“Exchange Agent”	2.9(a)
“Exchange Fund”	2.9(b)
“Exchange Ratio”	2.7(a)(ii)
“Excluded Benefits”	6.9(c)
“Export Approvals”	3.23(d)(i)
“Financial Advisor”	3.3(b)
“First Extended Termination Date”	8.1(c)
“Indemnified Persons”	6.8(a)
“Initial Termination Date”	8.1(c)
“Integration Committee”	6.6(b)
“Integration Plan”	6.6(b)
“Intended Tax Treatment”	6.17
“IT Systems”	3.18(j)
“Lease”	3.16(b)
“Leased Real Property”	3.16(b)
“Material Customers”	3.15
“Material Suppliers”	3.15
“Maximum Annual Premium”	6.8(c)
“Merger”	Recitals
“Merger Consideration”	2.7(a)(ii)
“Merger Sub”	Preamble
“Midco”	Recitals
“New Plans”	6.9(d)
“Non-U.S. Employee Plan”	3.20(j)
“Old Plans”	6.9(d)
“Option Consideration”	2.8(a)
“Option Consideration Value”	2.8(a)
“Other Required Filing”	6.3(b)
“Owned Company Shares”	2.7(a)(iii)
“Parent”	Preamble
“Parent Breach Notice Period”	8.1(g)
“Parent Capitalization Date”	4.15(a)
“Parent Disclosure Letter”	Article IV
“Parent Financial Statements”	4.17(a)
“Parent Recent SEC Reports”	Article IV
“Parent Related Parties”	8.3(g)
“Parent SEC Reports”	4.16
“Parent Securities”	4.15(c)
“Party”	Preamble
“Prior Parent SEC Reports”	4.16
“Real Estate Plan”	6.18

“Recent SEC Reports”	Article III
“Requisite Stockholder Approval”	3.5
“Specified Legal Proceedings”	6.16
“Sublease”	3.16(b)
“Surviving Corporation”	2.1
“Takeover Laws”	3.3(c)
“Uncertificated Shares”	2.9(c)
“Withholding Agent”	2.13
“Voting Agreement”	Recitals

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Section of the Company Disclosure Letter or the Parent Disclosure Letter or an Exhibit, such reference is to a Section of the Company Disclosure Letter or the Parent Disclosure Letter or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any Party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract (including any schedules and exhibits thereto) or Law, in each case, as from time to time amended, modified or supplemented, including (x) in the case of Laws, any re-enactment or succession of comparable successor statutes or substitution therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto and (y) in the case of Contracts, by waiver or consent, provided however that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date.

(j) All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(k) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l) The measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18 and one (1) month following March 31 is May 1).

(m) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n) No summary of this Agreement or summary of any Exhibit or schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement, the Company Disclosure Letter, the Parent Disclosure Letter or any Exhibit to this Agreement.

(o) The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of Contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(p) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(q) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room managed by the Company at https://americas.datasite.com, (ii) provided directly (including through email) in written form to Parent or any of its Representatives or (iii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, prior to 7:00 p.m., New York City time on July 23, 2022.

(r) Documents or other information or materials will be deemed to have been “made available” by Parent if such documents, information or materials have been (i) provided directly (including through email or secure file transfer) in written form to the Company or any of its Representatives or (ii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, prior to 7:00 p.m., New York City time on July 23, 2022.

(s) All references to time shall refer to New York City time unless otherwise specified.

(t) The phrase “ordinary course of business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person or that is otherwise taken in the ordinary course of the normal day-to-day operations of the business of such Person.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as an indirect wholly-owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., New York City time, remotely via the electronic exchange of documents and signatures, on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.8(a)).

(b) Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 6.8(a)).

2.6 Directors and Officers.

(a) Directors. At the Effective Time, the directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) Officers. At the Effective Time, the officers of the Surviving Corporation will be the officers of the Company as of immediately prior to the Effective Time, each to hold office in accordance with the Organizational Documents of the Surviving Corporation until their respective successors are duly appointed.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i) each share of common stock, par value $0.0001 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be cancelled and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving

Corporation and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares) will be automatically cancelled, extinguished and converted into the right to receive 0.9179 (the “Exchange Ratio”) of a share of Parent Class A Common Stock (the “Merger Consideration”), subject to Section 2.7(c) with respect to fractional shares of Parent Class A Common Stock, in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11); and

(iii) each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly-owned Subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to the Merger Consideration. If on or after the date of this Agreement and prior to the Effective Time any change in the outstanding Company Common Stock or outstanding Parent Class A Common Stock shall occur as a result of any stock split, reverse stock split, cash or stock dividend (including any dividend of securities convertible into Company Common Stock) with a record date during such period, reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock or Parent Class A Common Stock occurring, then the Exchange Ratio and the Merger Consideration will be adjusted appropriately and equitably to provide to holders of Company Common Stock and/or Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.7(b) shall be construed to permit (i) the Company or any of its Subsidiaries to take any action that is otherwise prohibited by Section 5.1 or Section 5.2, as applicable, or (ii) Parent or any of its Subsidiaries to take any action that is otherwise prohibited by Section 5.3.

(c) No Fractional Shares. Notwithstanding anything to the contrary set forth in this Agreement, no fraction of a share of Parent Class A Common Stock will be issued by virtue of the Merger, and in lieu thereof, each holder of record of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Class A Common Stock pursuant to this Article II (after aggregating all fractional shares of Parent Class A Common Stock that otherwise would be received by such holder of record) shall instead receive an amount of cash (rounded down to the nearest whole cent), without interest, representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of shares of Parent Class A Common Stock that would otherwise be issued. The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Class A Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares of Parent Class A Common Stock.

2.8 Equity Awards.

(a) Company Options. At the Effective Time each Company Option outstanding as of immediately prior to the Effective Time, whether vested or unvested, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive a number of shares of Parent Class A Common Stock equal to the Option Consideration Value with respect such Company Option divided by the Parent Class A Common Stock Price, subject to Section 2.7(c) with respect to any fractional shares (the “Option Consideration”); provided that, notwithstanding anything to the contrary in this Agreement, each Company Option with an exercise price per share equal to or greater than the Merger Consideration Value will be cancelled without any payment in respect thereof. With respect to any Company Option, the “Option Consideration Value” is an amount, without interest, equal to (i) (A) the excess of the Merger Consideration Value over (B) the exercise price per share of such Company Option, multiplied by (ii) the total number of shares of Company Common Stock issuable upon exercise in full of such Company Option. Parent shall deliver the Option Consideration to holders of such Company Options as soon as practicable following the Closing Date, but in any event no later than three (3) Business Days following the Closing Date.

(b) Company RSUs.

(i) At the Effective Time, each Company RSU outstanding as of immediately prior to the Effective Time that is vested (including after giving effect to any acceleration of vesting to which such Company RSU is entitled as of immediately prior to the Effective Time as contemplated by Section 2.8 of the Company Disclosure Letter) will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive the Merger Consideration, subject to Section 2.7(c) with respect to fractional shares. Parent shall deliver the Merger Consideration to the holders of such Company RSUs as soon as practicable following the Closing Date, but in any event no later than three (3) Business Days following the Closing Date.

(ii) At the Effective Time, each Company RSU outstanding as of immediately prior to the Effective Time that is unvested will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into a Parent RSU award with respect to the number of shares of Parent Class A Common Stock that is equal to the product of (A) the number of shares of Company Common Stock subject to such unvested Company RSU as of immediately prior to the Effective Time multiplied by (B) the Merger Consideration, rounded down to the nearest whole share, which such Parent RSU award shall be subject to the same vesting terms and conditions applicable to the Company RSU to which it relates as of immediately prior to the Effective Time, including any applicable vesting acceleration provisions in connection with such holder’s termination of employment or service but otherwise shall be subject to the terms and conditions of the Parent Stock Plan. On the Closing Date, Parent shall file with the SEC a registration statement on Form S-8 registering the Parent RSUs.

(c) Company ESPP. As soon as practicable following the date hereof, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that (i) with respect to the offering period under the Company ESPP in effect as of the date hereof, if any (the “ESPP Offering Period”), no individual who was not a participant in the Company ESPP as of the date hereof may enroll in the Company ESPP with respect to such ESPP Offering Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such ESPP Offering Period, (ii) no new offering period shall be commenced under the Company ESPP prior to the Effective Time, (iii) immediately prior to the Effective Time, the Company ESPP shall terminate and (iv) if the applicable purchase date or exercise date with respect to the ESPP Offering Period would otherwise occur on or after the Effective Time, then the ESPP Offering Period will be shortened and the applicable purchase date or exercise date with respect to the ESPP Offering Period will occur on the day immediately preceding the date on which the Effective Time occurs.

(d) Further Actions. As of immediately prior to the Effective Time, the Company will terminate the Company Stock Plans and all rights thereunder, including in respect of the Company Options and the Company RSUs, will be cancelled, in each case, without liability to the Company, Parent, the Surviving Corporation or any of their respective Affiliates or Subsidiaries, other than the obligation to provide the amounts described in this Section 2.8. The Company will take all actions reasonably necessary to effect the cancellation of the Company Stock Plans and the Company Equity Awards as of immediately prior to, or upon, as applicable, the Effective Time, to terminate the Company ESPP effective immediately prior to the Effective Time, and to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). As soon as reasonably practicable, but in no event later than ten (10) Business Days prior to the Closing Date, the Company shall provide Parent with drafts of all notices, resolutions, consents and other written actions as may be required to effectuate the provisions of this Section 2.8 for Parent’s reasonable review and comment.

2.9 Exchange Procedures.

(a) Exchange Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the exchange agent for the Merger (the “Exchange Agent”); and (ii) enter into an exchange agent agreement, in form and substance reasonably acceptable to the Company, with such Exchange Agent.

(b) Exchange Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Exchange Agent, the shares of Parent Class A Common Stock in book entry form issuable pursuant to Section 2.7 in exchange for the aggregate shares of Company Common Stock (such shares, the “Exchange Fund”).

(c) Exchange Procedures. Promptly following the Effective Time (and in any event within three (3) Business Days), Parent and the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record as of immediately prior to the Effective Time (other than Owned Company Shares) of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Owned Company Shares) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration payable with respect to the shares of Company Common Stock formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor the Merger Consideration, as determined pursuant to Section 2.7, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated shares of Company Common Stock (other than Owned Company Shares) (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect of such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of such evidence, if any, of transfer as the Exchange Agent may reasonably request, will be entitled to receive in exchange therefor the Merger Consideration for such Uncertificated Shares, as determined pursuant to Section 2.7, and the transferred Uncertificated Shares will be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Merger Consideration payable in respect thereof pursuant to Section 2.7.

(d) DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and the Depository Trust Company (“DTC”) with the objective that the Exchange Agent shall transmit to DTC or its nominee on the Closing Date the Merger Consideration with respect to the shares of Company Common Stock (other than Owned Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time, upon the surrender of such shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, as determined pursuant to Section 2.7.

(e) Transfers of Ownership. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation or the Exchange Agent that such Tax either has been paid or is not applicable.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one (1) year after the Effective Time will be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding as of immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 shall thereafter look for payment of the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), as general creditors thereof, for any claim to the Merger Consideration to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares five (5) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor in accordance with Section 2.7. The Merger Consideration paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.7. Parent or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 FIRPTA Certificates. On or prior to the Closing, the Company shall deliver to Parent a properly executed certification that the shares of Company Common Stock are not “United States real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Parent with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

2.13 Required Withholding. Each of the Exchange Agent, Parent, the Company and the Surviving Corporation and any other applicable withholding agent (each a “Withholding Agent”) will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Equity Awards, or any other payee as contemplated by this Agreement such amounts as are required to be deducted or withheld therefrom pursuant to any Tax Laws; provided, that if any Withholding Agent determines that an amount is required to be deducted or withheld, such Withholding Agent shall use commercially reasonable efforts to (i) at least five (5) Business Days prior to the payment of such amount, provide the Person in respect of whom such withholding or deduction would apply with written notice of its intent to deduct and withhold (ii) cooperate in good faith with such Person to reduce or eliminate the deduction or withholding of such amount (including cooperation in seeking refunds of any amounts withheld), and (iii) provide such Person a reasonable opportunity to provide forms or other documentation that would reduce or exempt such amounts from withholding. Notwithstanding anything to the contrary herein, (a) no such written notice shall be required for any compensatory amounts payable pursuant to or as contemplated by this Agreement, and (b) all compensatory amounts payable pursuant to or as contemplated by this Agreement shall be remitted to the Company or a Subsidiary of the Company for payment in accordance with applicable payroll procedures after applicable withholding. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC on or after April 21, 2021 and at least one (1) Business Day prior to the date of this Agreement (excluding any predictive or cautionary disclosures (other than statements of historical fact) contained or referenced therein, including under the captions “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk” or in any “forward-looking statements” disclaimer) (the “Recent SEC Reports”) (it being agreed and understood that any matter disclosed in the Recent SEC Reports shall not be deemed disclosed for purposes of Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.8 and the first sentence of Section 3.13), and (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing. The Company is a public benefit corporation duly organized, validly existing and in good standing pursuant to the DGCL. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger have been duly authorized and approved by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity.

3.3 Company Board Approval; Opinion of Financial Advisor; Anti-Takeover Laws.

(a) Company Board Approval. At a meeting called and held prior to the execution and delivery of this Agreement, the Company Board has unanimously (i) considered each of (A) the Company Stockholders’ pecuniary (financial) interests, (B) the best interests of those materially affected by the Company’s conduct (including customers, employees, partners and the communities in which it operates) and (C) the Company’s Public Benefit Purpose, engaged in the balancing required by the DGCL, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein and determined that the Merger is fair and in the best interests of the Company, the Company Stockholders and those materially affected by the Company’s conduct, and promotes the Public Benefit Purpose; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL (collectively, the “Company Board Recommendation”), which resolutions have not been subsequently modified, rescinded or withdrawn as of the date hereof.

(b) Opinion of Financial Advisor. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of Cowen and Company, LLC (the “Financial Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than Owned Company Shares) in the Merger is fair to such holders from a financial point of view. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified. The Company shall, following the date hereof, furnish to Parent, solely for informational purposes, a written copy of such opinion (it being understood and agreed that such written opinion is for the benefit of the Company Board and any committee thereof and may not be relied upon by Parent or Merger Sub).

(c) Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.8 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in any “moratorium,” “control share acquisition,” “business combination,” “fair price” “supermajority,” “affiliate transactions” or other form of anti-takeover laws and regulations, including Section 203 of the DGCL or any restrictive provision of any applicable anti-takeover provision in applicable Organizational Documents (collectively, “Takeover Laws”) of the Company will not be applicable to the Merger.

3.4 Brokers. Other than the Financial Advisor, there is no financial advisor, investment banker, broker, finder, agent or other similar Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Merger. The Company has heretofore made available to Parent a true and complete copy of the Company’s engagement letter with the Financial Advisor.

3.5 Requisite Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the Merger (the “Requisite Stockholder Approval”) is the only vote of holders of any class or series of Company capital stock that is necessary to approve or adopt, as applicable, this Agreement and consummate the Merger pursuant to applicable Law and the Company’s Organizational Documents.

3.6 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the Company’s Organizational Documents; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to the terms, conditions or provisions of any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their properties or assets may be bound; (c) assuming compliance with the matters referred to in Section 3.7 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law or order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not reasonably be expected to have a Company Material Adverse Effect.

3.7 Requisite Governmental Approvals.

(a) No Governmental Authorization is required on the part of the Company (a) in connection with the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except for (i) the filing of the Certificate of Merger and related documentation with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; (iv) compliance with Section 203 of the DGCL and any other similar applicable Takeover Law; and (v) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company does not engage in any of the activities listed on Section 3.7(b) of the Company Disclosure Letter in the jurisdiction specified therein.

3.8 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 1,500,000,000 shares of Company Common Stock and (ii) 170,000,000 shares of Company Preferred Stock. As of 5:00 p.m., New York City time, on July 19, 2022 (such time and date, the “Company Capitalization Date”), (A) 104,098,538 shares of Company Common Stock were issued and outstanding; and (B) no shares of Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. From the close of business on the Company Capitalization Date to the date of this Agreement, the Company has not issued or granted any Company Common Stock or Company Equity Awards other than pursuant to the exercise of Company Options, the settlement of Company RSUs and/or the exercise of purchase rights under the Company ESPP, in each case, granted prior to the date of this Agreement.

(b) Stock Reservation. As of the Company Capitalization Date, the Company has reserved 20,731,643 shares of Company Common Stock for issuance pursuant to the Company Stock Plans (other than the Company ESPP) and 2,758,864 shares of Company Common Stock for issuance pursuant to the Company ESPP. As of the Company Capitalization Date, there were outstanding (i) Company Options to acquire 6,753,525 shares of Company Common Stock, of which 202,596 Company Option to acquire 202,596 shares of Company Common Stock have an exercise price per share less than the Merger Consideration

Value, (ii) Company RSUs that may be settled into 7,826,295 shares of Company Common Stock and (iii) outstanding rights to purchase a maximum 51,321 shares of Company Common Stock under the Company ESPP, based on accumulated payroll deductions and outstanding elections, assuming the “Fair Market Value” (as defined in the Company ESPP) of a share of Company Common Stock on the date any such shares are purchased is equal to the Merger Consideration Value; provided that for purposes of clause (i) and (iii) of this Section 3.8(b), the Merger Consideration Value shall be determined assuming a Parent Class A Common Stock Price of $2.94.

(c) Company Securities. Except as set forth in Section 3.8(a), as of the Company Capitalization Date, there were (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding restricted shares, restricted share units, stock appreciation rights, profits interests, profit participation, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Common Stock and Company Preferred Stock, the “Company Securities”); (vi) voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a stockholder rights plan in effect. Each Company Option (A) has at all times been exempt from the requirements of Section 409A of the Code and has otherwise complied in all material respects with all other applicable Laws and all of the terms and conditions of the applicable Company Stock Plan, and (B) has an exercise price that is equal or greater than the fair market value of the underlying share of Company Common Stock on the date of grant. Each Company RSU has at all times been exempt from the requirements of Section 409A of the Code and has otherwise complied with all other applicable Laws and all of the terms and conditions of the applicable Company Stock Plan. Section 3.8(c) of the Company Disclosure Letter sets forth, with respect to each Company Option and Company RSU, as of the Company Capitalization Date, (1) the name of the holder, (2) the grant date, (3) the type of award and the number of shares of Company Common Stock underlying such award, (4) the vesting schedule (including any accelerated vesting by reason of the transactions contemplated by this Agreement), (5) the exercise price, as applicable, and (6) the expiration date. The Company has the requisite power and authority, in accordance with the applicable Company Stock Plan, the applicable award agreements and any other applicable contract, to take the actions contemplated by Section 2.8, including the treatment of Company Options and Company RSUs as described in Section 2.8.

(d) Other Rights. Except as contemplated by this Agreement, as of the date of this Agreement, the Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities. As of the date of this Agreement, there are not any bonds, debentures, notes or other indebtedness of the Company outstanding having the right to vote (or convertible into, exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote.

3.9 Subsidiaries.

(a) Subsidiaries. Section 3.9(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all of the Subsidiaries of the Company, and for each Subsidiary of the Company, the state or country of formation. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in any jurisdiction outside of Delaware); and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, the Company has made available true and complete copies of the Organizational Documents of each Subsidiary of the Company. No Subsidiary of the Company is in violation of its Organizational Documents, except for such violations that have not had, and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of all Liens (other than liens imposed by this Agreement, the Organizational Documents of the Company or its Subsidiaries or applicable securities laws) and transfer restrictions, except for such liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws.

(c) Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries; or (iv) restricted shares, restricted share units, stock appreciation rights, profits interests, profit participation, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, any Subsidiary of the Company. As of the date of this Agreement, neither the Company, nor any of its Subsidiaries, owns directly or indirectly, any capital stock or other securities in any Person other than the Company’s Subsidiaries.

3.10 Company SEC Reports. Since April 21, 2021 and through the date of this Agreement, the Company has timely filed with, or furnished to, the SEC all forms, reports and documents that have been required to be filed or furnished by it pursuant to applicable Laws (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Since April 21, 2021, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. As of the date of this Agreement, to the Knowledge of the Company there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Reports. To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Reports is the subject of ongoing SEC review or investigation. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

3.11 Company Financial Statements; Internal Controls.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments and to any other adjustment described therein). There are no “off balance sheet arrangements” of the Company that have not been disclosed in the Company SEC Reports where the result, purpose or effect of such off balance sheet arrangements is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Reports. Since April 21, 2021, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the Company SEC Reports.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Section 302 and 906 of the Sarbanes-Oxley Act. Since April 21, 2021, (i) the Company has been and is an “emerging growth company” as defined in Section 2(a) of the Securities Act and (ii) the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c) Internal Controls. Since April 21, 2021, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting used by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

3.12 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, contingent, absolute, determined, determinable or otherwise), other than liabilities or obligations (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Reports; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business since the date of the Audited Company Balance Sheet

(other than liabilities resulting from breach of contract, tort, or violation of Law); or (d) that would not reasonably be expected to have a Company Material Adverse Effect.

3.13 Absence of Certain Changes. Since the date of the Audited Company Balance Sheet through the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in the ordinary course of business in all material respects. Since the date of the Audited Company Balance Sheet through the date of this Agreement, there has not occurred a Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if it had been taken or occurred after the execution of this Agreement, would have required the consent of Parent pursuant to Sections 5.2(a), 5.2(b), 5.2(c) (other than in the ordinary course of business), 5.2(d), 5.2(e), 5.2(i), 5.2(k), 5.2(o), 5.2(p), 5.2(q), 5.2(r) or 5.2(s) (as it relates to the foregoing clauses of Section 5.2). Since March 31, 2022 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if it had been taken or occurred after the execution of this Agreement, would have required the consent of Parent pursuant to Section 5.2(g) (other than immaterial actions).

3.14 Material Contracts; Government Contracts.

(a) List of Material Contracts. Section 3.14(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party or is bound (other than any Material Contracts contemplated by clause (i) of the definition of Material Contract), each of which has been made available by the Company to Parent prior to the date hereof.

(b) Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except for such failures to be in full force and effect would not reasonably be expected to have a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not reasonably be expected to have, a Company Material Adverse Effect. The Company and/or the applicable Subsidiary of the Company and, to the Knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such nonperformance has not had, or would not reasonably be expected to have a Company Material Adverse Effect.

(c) Government Contracts. As of the date of this Agreement, there are no Government Contracts with respect to which the Company or any of its Subsidiaries has any outstanding liabilities or obligations, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, there are no disputes or Legal Proceedings pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries in connection with any Government Contract. As of the date of this Agreement, there are no Government Proposals or teaming or other agreements that would obligate the Company or any of its Subsidiary to submit Government Proposals.

3.15 Customers and Suppliers. Section 3.15 of the Company Disclosure Letter sets forth true, correct and complete lists of (a) the five (5) largest customers of the Company and its Subsidiaries based on the aggregate payments received or expected as of the date hereof to be received by the Company and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2022 (the “Material Customers”) and (b) the ten (10) largest suppliers of the Company and its Subsidiaries based on aggregate payments made or expected to be made as of the date hereof by the Company and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2022 (the “Material Suppliers”). To the Knowledge of the Company, and, as of the date hereof, no Material

Customer or Material Supplier has terminated, or threatened in writing to terminate, its relationship with the Company or its Subsidiaries.

3.16 Property.

(a) Owned Real Property. Neither the Company nor any Subsidiary owns any real property.

(b) Leased Real Property. Section 3.16(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, any real property (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”) for which annual base rent exceeds $500,000. With respect to each Lease and except as would not reasonably be expected to have, a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (ii) there are no Liens (other than Permitted Liens) on the estate or interest created by such Lease. The Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all Liens (other than Permitted Liens). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in material breach of or default pursuant to any Lease. There are no subleases, licenses or similar agreements (each, a “Sublease”) granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy the Leased Real Property for which annual base rent exceeds $500,000.

(c) Equipment and Other Tangible Property.(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries has good title to, or has valid leasehold interests in or valid rights under Contract to use, all machinery, equipment and other tangible property that are material to the respective businesses of the Company and its Subsidiaries free and clear of all Liens (other than Permitted Liens).

3.17 Environmental Matters. The Company and each of its Subsidiaries is and since December 31, 2019 has been in compliance with all Environmental Laws applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries (which compliance includes the possession of, and compliance with, all material permits required under Environmental Law for the operation of the Company and its Subsidiaries), except for any such non-compliance that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Other than matters that have been resolved, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority or other Person alleging that the Company or any Subsidiary has violated or has any liability under any Environmental Law (the substance of which has not been resolved). Neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, any third party, has released or disposed of any Hazardous Substances on, into, or from the Leased Real Property or any other real property currently or formerly owned, leased, or operated by the Company or any Subsidiary, in any case in a manner that would reasonably be expected to result in liability for the Company under Environmental Law, except for any such release or disposition that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries (i) alleging the noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law, except for any such Legal Proceedings that that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company has made available to Parent copies of all material environmental assessments, reports or other similar studies in the Company’s possession, that relate to the compliance of the Company or its Subsidiaries with Environmental Law, or to the environmental condition of the Leased Real Property or any other real property currently or formerly owned, leased or operated by the Company.

3.18 Intellectual Property; Privacy Matters.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of all Company Owned Intellectual Property that consists of (i) issued Patents and Patent applications; (ii) registered Marks and applications to register Marks; (iii) all registered Copyrights and applications to register Copyrights; and (iv) all domain name registrations and social media accounts and handles (“Company Registered Intellectual Property”). The Company has maintained all Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices. The Company and/or one of its Subsidiaries is the sole and exclusive owner of all rights, title and interests in and to the Company Registered Intellectual Property, free and clear of any Liens other than Permitted Liens. All registrations of the foregoing are subsisting, and to the Knowledge of the Company, valid, and enforceable, in each case, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) To the Knowledge of the Company, the Company or one of its Subsidiaries of the Company owns, is licensed to use or otherwise has the right to use and, as of the Closing, will have the right to use all Intellectual Property that is necessary or used in the business of the Company and its Subsidiaries in the manner as such Intellectual Property is used in the conduct of the business of the Company and its Subsidiaries as currently conducted.

(c) As of the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice, claim or demand by any Person (i) alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any Intellectual Property rights of such Person or alleging that the exploitation of a Company Product or practice of any Company Owned Intellectual Property or Intellectual Property used or held for use by the Company or its Subsidiaries in the business of the Company or its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of such Person or (ii) challenging the ownership, validity or enforceability of any Company Owned Intellectual Property. Neither the Company nor any of its Subsidiaries has brought any claim or sent any notice alleging any infringement, misappropriation or violation of any Company Owned Intellectual Property or Intellectual Property used or held for use by the Company or its Subsidiaries in the business of the Company or its Subsidiaries and, to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property or Intellectual Property used or held for use by the Company or its Subsidiaries, in each case, that is material to the business of the Company and its Subsidiaries when taken as a whole.

(d) To the Knowledge of the Company, (i) neither the practice of the business of the Company or its Subsidiaries, (ii) the exploitation of any Company Product nor (iii) the practice of any Company Owned Intellectual Property or Intellectual Property used or held for use by the Company or its Subsidiaries, in each case under this clause (iii) that is material to the business of the Company and its Subsidiaries, infringes, misappropriates or otherwise violates any Intellectual Property rights of any Person. No item of Company Registered Intellectual Property that is material to the business of the Company and its Subsidiaries when taken as a whole as presently conducted on the date hereof has been or is involved in any Legal Proceeding, including any interference, reissue, reexamination, opposition, invalidation or cancellation proceeding, and to the Knowledge of the Company, no such Legal Proceeding is threatened.

(e) To the Knowledge of the Company, all current and former employees, consultants and independent contractors of the Company and its Subsidiaries, who conceived or developed any material Intellectual Property on behalf of the Company or its Subsidiaries have executed and delivered to the Company an enforceable written agreement irrevocably assigning to the Company all of such Person’s right, title and interest in and to such Intellectual Property. To the Knowledge of the Company, no Person has violated any term of such agreement and there is no threatened claim by any Person, including any founder, or former or current employee or contractor of the Company or its Subsidiaries, asserting that such founder, employee or independent contractor has any ownership or other right or interest in any such Intellectual Property, in each case, in a manner that would be material to the business of the Company and its Subsidiaries when taken as a whole.

(f) No funding or facilities of a university, college, other educational institution, Governmental Authority or research center was used in the development of any Company Owned Intellectual Property that is material to the business of the Company and its Subsidiaries when taken as a whole and no university, college, other educational institution, Governmental Authority or research center has any right to, or right to royalties for, or right to impose any requirement on the manufacture or commercialization of any product incorporating, any Company Owned Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have complied with any and all obligations to the extent applicable pursuant to the Bayh-Dole Act, 35 U.S.C. §200–212, with respect to any Patents that are part of the Company Registered Intellectual Property and are practiced by a Company Product.

(g) The Company and its Subsidiaries have taken reasonable steps to protect and maintain the secrecy of all material Trade Secrets included in the Company Owned Intellectual Property or otherwise possessed by the Company or its Subsidiaries on behalf of third parties.

(h) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has used any Public Software or other software, software development toolkits, databases, libraries, scripts, or other, similar modules of software that are subject to “open source” or similar license terms in a manner that subjects any Company Software to any copy-left license, that requires or purports to require the Company to grant any license with respect to any Trade Secret of the Company, that requires any Trade Secret of the Company to be disclosed or distributed in source code form, or licensed for the purpose of making derivative works. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company is or will be in compliance with all applicable Public Software license agreements, and similar licenses, including with respect to notice and attribution requirements under such agreements.

(i) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor its Subsidiaries have disclosed any source code for Company Software that is not Public Software to third parties, except for employees and independent contractors pursuant to written confidentiality terms that reasonably protect the rights in such Software; and (ii) no Company Software has been placed in escrow or is subject to an obligation to be placed into escrow whereby a third party has access to or the right to access the source code for the Company Software due to the consummation of the transactions contemplated by this Agreement.

(j) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company Software does not contain any Contaminants and the Company and its Subsidiaries have taken customary measures to protect in all respects the Systems used in connection with the business of the Company (“IT Systems”), including from Contaminants. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries own, lease, license or otherwise have the right to use the IT Systems and the IT Systems are reasonably adequate to conduct the business of the Company and its Subsidiaries as currently conducted. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have implemented and maintain organizational, administrative, physical and technical safeguards that are commercially reasonably necessary to: (i) protect the confidentiality, integrity, operation and security of the IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, corruption or vulnerability; (ii) defend the IT Systems against denial of service attacks, distributed denial of service attacks, hacking attempts and like attacks and activities by any other Person; and (iii) maintain the continued operation of IT Systems, including deployment of commercially reasonably security, maintenance, disaster recovery, redundancy, backup, archiving and virus or malicious device scanning/protection measures.

(k) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries (i) comply with applicable Privacy Obligations; (ii) adopted and published complete and accurate privacy notices and policies, and are in compliance with those notices and policies; and (iii) have not discovered or been notified of any Security Breach.

(l) The Company and its Subsidiaries have implemented and maintained a written information security program comprising reasonable administrative, physical, and technical safeguards that are consistent with the Company’s Privacy Obligations.

(m) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have contractually obligated all third party service providers, outsourcers, processors, or other third parties Processing Sensitive Data, in each case on behalf of the Company, to terms that comply with applicable Privacy Obligations.

3.19 Tax Matters.

(a) the Company and each of its Subsidiaries have (i) timely filed all income and other material Tax Returns required to be filed by any of them; and (ii) paid, or have adequately reserved or accrued (in accordance with GAAP) for the payment of, all income and other material Taxes that are required to be paid;

(b) the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes accrued but not then payable by the Company and its Subsidiaries through the date of such financial statements;

(c) neither the Company nor any of its Subsidiaries has executed or is the beneficiary of any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any Tax, in each case that has not since expired (other than pursuant to automatic extensions of time to file);

(d) no material audits or other examinations with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing;

(e) neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2);

(f) neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation (x) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (y) solely among the Company and its Subsidiaries; or (ii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law), as a transferee or successor, or otherwise by operation of Law; and

(g) neither the Company nor any of its Subsidiaries has within the last two (2) years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

3.20 Employee Plans.

(a) Employee Plans. Section 3.20(a) of the Company Disclosure Letter contains a true and complete list of all material Employee Plans. For purposes of this Agreement, “Employee Plan” means each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA); and (ii) each employment, individual independent contractor, bonus, commission, incentive, stock option, stock purchase, restricted stock, stock appreciation, phantom equity, other equity or equity-based, benefit, incentive compensation, profit sharing, savings, retirement, pension, supplemental retirement, profit sharing, employee loan, health, dental, vision, life insurance, disability, insurance, paid time off, vacation, cafeteria, deferred compensation, severance, termination, retention, change of control and each other fringe, welfare or other employee benefit plan, program, agreement, Contract, policy or arrangement, in each case, whether or not subject to ERISA and whether written or unwritten, that is maintained, sponsored, contributed to, or required to be contributed to for the benefit of any current or former employee, officer, director or individual independent contractor of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company or any of its Subsidiaries pursuant to Section 414 of the Code (an “ERISA Affiliate”) or their dependents or beneficiaries, or with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise, or to which the Company or any of its Subsidiaries is a party. With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent a copy of (A) the current plan documents and all amendments thereto (or, if the plan has not been reduced to writing, a written summary of the material terms) and the most recent summary plan descriptions and material modifications thereto; (B) any related trust agreements, insurance Contracts, insurance policies or other documents of any funding arrangements; (C) the most recent annual report on Form 5500 (with schedules and attachments); (D) the most recent financial statements and actuarial report; (E) the most recent determination, opinion or advisory letter received from the IRS; (F) the most recent results of any discrimination testing; (G) the Forms 1094-C and a representative sample of Forms 1095-C for 2015 to 2021 for each employing entity during such period; and (H) any notices or other correspondence (other than routine non-material correspondence) to or from the IRS or any office or representative of the United States Department of Labor or any other Governmental Authority within the past six (6) years.

(b) Absence of Certain Plans. Neither the Company nor any of its ERISA Affiliates maintains, sponsors, participates in, contributes to or is required to contributed to or has, at any time during the past six years, maintained, sponsored or participated in, or contributed to, or been required to contribute to (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); (iii) a plan that is subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iv) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, and neither the Company nor any of its ERISA Affiliates could reasonably be expected to have any liability (contingent or otherwise) with respect to any such plans.

(c) Compliance. Each Employee Plan has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code. All contributions, premiums or payments required to be made with respect to each Employee Plan have been made in all material respects on or before their due dates (including any extensions) and within the applicable time required by the Employee Plan and applicable Law.

(d) Employee Plan Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of, against, or with respect to any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits, and to the Knowledge of the Company, no fact or circumstance exists that would be reasonably likely to give rise to any such Legal Proceeding. No Employee Plan is or has been within the past six (6) years, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the Knowledge of the Company, no fact or event has occurred since the date of such letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Employee Plan or the exempt status of any such trust or otherwise result in material liability to the Company or any of its Subsidiaries.

(e) No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by

Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan.

(f) No Welfare Benefit Plan. No Employee Plan provides, and neither the Company nor any of its Subsidiaries has an obligation to provide, post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law at the participant’s sole expense.

(g) Section 280G. No payment or benefit that will be made by the Company or any ERISA Affiliate in connection with the transactions contemplated by this Agreement (whether alone or in combination with any other event) will be characterized as a parachute payment within the meaning of Section 280G of the Code.

(h) No Gross-Ups. The Company is not a party to nor does it have any agreement to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A(a)(1)(B) of the Code.

(i) Transaction Payments; Acceleration. Neither the execution and delivery of this Agreement nor the consummation of the transactions will (whether alone or in combination with any other event), (i) result in any payment, compensation or benefits becoming due or an increase in any such payment, compensation or benefits due to any current or former employee, officer, director or individual independent contractor of the Company or its Subsidiaries, (ii) increase any payments or benefits otherwise payable under any Employee Plan, (iii) require a contribution or funding by the Company or any of its Subsidiaries to an Employee Plan or the transfer or setting aside of assets to fund any benefits under an Employee Plan, (iv) result in any forgiveness of indebtedness of any current or former employee, officer, director or individual independent contractor of the Company or its Subsidiaries, (v) limit or restrict the right to merge, amend, terminate or transfer the assets of any Employee Plan following the Effective Time, or (vi) result in any acceleration of the time of payment, funding or vesting of any such benefits for any current or former employee, officer, director or individual independent contractor of the Company or its Subsidiaries.

(j) Non-U.S. Employee Plans. With respect to each Employee Plan that is mandated by a government other than the United States, subject to the Laws of a jurisdiction outside of the United States or maintained for the benefit of any current or former employee, officer, director or individual independent contractor who performs services for the Company or any of its Subsidiaries outside of the United States (each, a “Non-U.S. Employee Plan”), such Non-U.S. Employee Plan (i) has been maintained and operated in all material respects in accordance with the applicable plan document and all applicable Laws and other requirements, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by such an insurance policy, as applicable, based on reasonable and appropriate actuarial assumptions in accordance with applicable accounting principles and applicable Laws, and (iii) if required to be registered or intended to qualify for special tax treatment, satisfies all registration requirements or other requirements for such treatment. No Non-U.S. Employee Plan provides for benefits that exceed the statutory minimum benefits required to be provided by the Company or any of its Subsidiaries to such Person by the applicable jurisdiction outside of the United States. There is no Non-U.S. Employee Plan in the nature of a defined benefit plan or multiemployer plan.

3.21 Labor Matters.

(a) Union Activities. (i) No employee of the Company or any of its Subsidiaries is represented by a Union; (ii) neither the Company nor any of its Subsidiaries is party to, or otherwise subject to, any collective bargaining agreement, labor union contract, trade union agreement or other Contract with a Union (each, a “Collective Bargaining Agreement”); (iii) to the Knowledge of the Company, there are, and for the past three (3) years, have been no activities or proceedings of any Union to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries; (iv) no Collective Bargaining Agreement is currently being negotiated by the Company or any of its Subsidiaries; (v) there are no pending or, to the Knowledge of the Company, threatened organized labor disruptions or activities (including any strike, lockout, slowdown, or work stoppage, demand or petition for recognition, labor organizing effort or drive, handbilling, or picketing) against or affecting the Company or any of its Subsidiaries, and there have been no such disruptions or activities for the past three years; and (vi) there are and have been no Legal Proceedings pending or, to the Knowledge of the Company, threatened by or before any Governmental Authority against or affecting the Company or any of its Subsidiaries concerning employment-related matters (including any labor grievances or unfair labor practice charges) or brought by or on behalf of any current or former applicant, employee or independent contractor of the Company or any of its Subsidiaries in the past four years.

(b) Employment Law Compliance. Since December 31, 2019, the Company and its Subsidiaries have complied with all applicable Laws with respect to employment and employment practices and terms and conditions of employment (including applicable Laws regarding wage and hour requirements, the classification and compensation of employees and independent contractors, minimum wage, overtime, meal and rest breaks, vacation time, sick leave and work-related expense reimbursement, child labor, withholdings and deductions, background checks and drug testing, immigration status, pay equity, discrimination, harassment and retaliation in employment, disability rights, family and medical leave, employee occupational health and safety (including any guidance published by any Governmental Authority related to COVID-19), workers’ compensation, plant closings and mass layoffs and collective bargaining), except for such noncompliance that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) Employment Matters. True and complete information as to all persons who are employees of the Company and its Subsidiaries as of the date hereof has been provided to Parent including, for each such individual, the following: (i) name; (ii) title or position (including whether full or part time and whether treated as an employee or independent contractor); (iii) employing entity; (iv) hire date; (v) work location; (vi) current annual base compensation rate or hourly rate, as applicable; (vii) classification as exempt or non-exempt; (viii) target annual commission, bonus or other incentive-based compensation; (ix) leave status (and, if on leave, the anticipated return date, if known); and (x) visa status (if applicable). No employee of the Company or any of its Subsidiaries at the level of Vice President or above or group of employees of the Company or any of its Subsidiaries, to the Knowledge of the Company, has given notice that such employee or group of employees intends to terminate employment with the Company or any of its Subsidiaries prior to the Closing or during the twelve (12)-month period following the Closing. No executive officer or employee of the Company or any of its Subsidiaries at the level of Vice President and above is employed under a non-immigrant work visa or other work authorization that is limited in duration. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries at the level of Vice President and above has been the subject of any sexual harassment, sexual assault, sexual discrimination or sexual misconduct allegations during his or her tenure at the Company or any of its Subsidiaries.

3.22 Regulatory Matters.

(a) Since December 31, 2019, the Company and its Subsidiaries have been in compliance with all Laws applicable to the research, development, testing, manufacture, marketing, distribution or promotion of the Company Products, including all applicable Laws administered and enforced by the U.S. Food and Drug Administration and the U.S. Department of Agriculture, except for such non-compliance that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) The Company and its Subsidiaries (i) do not and have never conducted, overseen, or been engaged in any animal or human subjects research activities; and (ii) do not and have not generated, used, accessed, or otherwise processed any data originating from any animal or human research subject in the conduct of its/their business or operations.

(c) Except for such non-compliance that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) any preclinical or clinical studies, trials, research, and/or other similar testing being conducted, overseen, or otherwise supported by or on behalf of the Company and/or any of its Subsidiaries are being conducted, and since December 31, 2019 have been conducted, in compliance with applicable Laws; (ii) since December 31, 2019, no studies conducted by or on behalf of the Company or any of its Subsidiaries have been placed on clinical hold or terminated or suspended prior to completion; and (iii) since December 31, 2019, neither the Company nor any of its Subsidiaries has received any notice, correspondence or other communication from any Governmental Authority, any institutional review board (as defined in 21 C.F.R. Part 50.3(i)) or similar ethical body, or investigator alleging a lack of compliance with any Laws or requiring the termination, suspension or modification of any ongoing studies conducted by or on behalf of the Company or any of its Subsidiaries.

3.23 Compliance with Laws.

(a) Compliance with Laws. The Company and each of its Subsidiaries is in, and has since December 31, 2019 been in, compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, in each case, except for any such non-compliance that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) Governmental Authorizations. Except for as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) The Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, including all such Governmental Authorizations required by Governmental Authorities engaged in the regulation of drugs, pharmaceuticals or biohazardous materials, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since December 31, 2019 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since December 31, 2019 to the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, the substance of which has not been resolved.

(c) Anti-Corruption and Anti-Money Laundering Compliance.

(i) To the Knowledge of the Company, for the past five (5) years, none of the Company, any of its Subsidiaries or their respective directors or officers while acting on behalf of the Company or any of its Subsidiaries or any employee or agent acting on behalf of the Company or any of its Subsidiaries has corruptly offered or given anything of value to: (A) any official or employee of a Governmental Authority, any political party or official thereof or any candidate for political office or (B) any other Person, in any such case while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of applicable Anti-Bribery Laws in any material respect.

(ii) To the Knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third-party investigations (including by any Governmental Authority) or internal or external audits that address any material allegations or information concerning possible violations of applicable Anti-Bribery Laws or Anti-Money Laundering Laws related to the Company or any of its Subsidiaries in any material respect. To the Knowledge of the Company, for the past five years, the Company, its Subsidiaries and their respective directors, officers, and agents while acting on behalf of the Company or any of its Subsidiaries have been in compliance with all applicable Anti-Money Laundering Laws in all material respects.

(d) Sanctions and International Trade Compliance.

(i) To the Knowledge of the Company, the Company, its Subsidiaries and their respective directors, officers, and agents while acting on behalf of the Company (A) are, and have been for the past five years, in compliance in all material respects with all applicable International Trade Laws and Sanctions Laws, and (B) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under applicable International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the Knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries concerning possible violations of applicable International Trade Laws or Sanctions Laws, or possible noncompliance with required Export Approvals.

(ii) None of the Company or any of its Subsidiaries or any of their respective directors or officers or, to the Knowledge of the Company, any of the Company’s or any of its Subsidiaries’ respective employees, agents, representatives or other Persons acting on behalf of the Company or any of its Subsidiaries (A) is, or has been during the past five years, a Sanctioned Person, or (B) has transacted business, related to the Company or any of its Subsidiaries, directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of applicable Sanctions Laws.

3.24 Legal Proceedings; Orders.

(a) No Legal Proceedings. As of the date of this Agreement, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or any of their respective officers or directors.

(b) No Orders. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is subject to any order of any kind or nature.

3.25 Insurance. As of the date of this Agreement, the Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. As of the date of this Agreement, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that have not had, and would not reasonably be expected to have a Company Material Adverse Effect.

3.26 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Registration Statement (or any amendment or supplement thereto) will, at the time the Registration Statement (or any amendment or supplement thereto) is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading, and (b) the Proxy Statement/Prospectus (in each case, including any amendments or supplements thereto) will, at the date it is first published, mailed or given to the Company Stockholders, on the date of any amendment or supplement thereto or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding anything to the contrary in this Agreement, no representation or warranty is made by the Company with respect to any statements or disclosures about Parent or Merger Sub in the Proxy Statement/Prospectus or the Registration Statement that are based on statements or information supplied, drafted or reviewed by Parent or Merger Sub (or their respective Representatives) (including by incorporation by reference) expressly for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Registration Statement.

3.27 Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.28 No Other Representations or Warranties.

(a) No Other Representations and Warranties of the Company. Except for the representations and warranties expressly made by the Company in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company, any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or the transactions contemplated hereby, notwithstanding any other statements made or the delivery or disclosure to the Parent and Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

(b) No Other Representations and Warranties of Parent and Merger Sub. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV:

(i) Neither Parent nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by Parent, any of its Subsidiaries or any of its or their respective Representatives to make any representation or warranty relating to Parent, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company or any of its Representatives as having been authorized by Parent, any of its Subsidiaries or any of its or their respective Representatives (or any other Person); and

(iii) the representations and warranties made by Parent and Merger Sub in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and Parent and Merger Sub hereby disclaim any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of their respective Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(c) No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, (x) it has had reasonable access to, and has been afforded the opportunity to request and review, the books and records of Parent and its Subsidiaries (including in the possession of the Parent’s Representatives) and (y) except for the representations and warranties expressly set forth in Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of Parent in connection with the Merger, in connection with presentations by the Parent’s management or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

With respect to any Section of this Article IV, except (a) as disclosed in the reports, statements and other documents filed by Parent with the SEC or furnished by Parent to the SEC on or after September 17, 2021 and at least one (1) Business Day prior to the date of this Agreement (excluding any predictive or cautionary disclosures (other than statements of historical fact) contained or referenced therein, under the captions “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk” or in any “forward-looking statements” disclaimer) (the “Parent Recent SEC Reports”) (it being agreed and understood that any matter disclosed in the Parent Recent SEC Reports shall not be deemed disclosed for purposes of Section 4.1, Section 4.2, Section 4.11, Section 4.15 and the first sentence of Section 4.19), and (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by Parent to the Company on the date of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing; Anti-Takeover Laws.

(a) Parent. Each of Parent and its Subsidiaries (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c) Organizational Documents. Parent has made available to the Company true, correct and complete copies of the Organizational Documents of Parent and Merger Sub, each as amended to date. None of Parent, Merger Sub or Parent’s “significant subsidiaries” (as such term is defined in Regulation S-X promulgated by the SEC) is in violation of its Organizational Documents, except for such violations that have not had, and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Anti-Takeover Laws. There are no Takeover Laws with respect to Parent or Merger Sub applicable to the Merger.

4.2 Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Merger have been duly authorized and approved by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder; or (iii) the consummation of the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to the terms, conditions or provisions of any material Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries, or any of their respective properties or assets may be bound; (c) assuming compliance with the matters referred to in Section 4.5, violate or conflict with any Law or order applicable to Parent, Merger Sub or any other Subsidiary of Parent, or by which any of their respective properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not reasonably be expected to have a Parent Material Adverse Effect.

4.4 Foreign Persons. Neither Parent nor Merger Sub is a “foreign person” as defined in 31 C.F.R. § 800.224 of the regulations of the Committee on Foreign Investment in the United States.

4.5 Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent or Merger Sub or any of their Subsidiaries (a) in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except for (i) the filing of the Certificate of Merger and related documentation with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; (iv) compliance with Section 203 of the DGCL and any other similar applicable Takeover Law; and (v) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have a Parent Material Adverse Effect.

4.6 Compliance with Laws.

(a) Compliance with Laws. Parent and each of its Subsidiaries is in, and has since December 31, 2019 been in, compliance with all Laws that are applicable to Parent and its Subsidiaries or to the conduct of the business or operations of Parent and its Subsidiaries, in each case, except for any such non-compliance that would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(b) Governmental Authorizations. Except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, (i) Parent and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, including all such Governmental Authorizations required by Governmental Authorities engaged in the regulation of drugs, pharmaceuticals or biohazardous materials, and each such Governmental Authorization is in full force and effect; (ii) Parent and its Subsidiaries are, and since December 31, 2019 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since December 31, 2019 to the date of this Agreement, neither Parent nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, the substance of which has not been resolved.

(c) Anti-Corruption and Anti-Money Laundering Compliance.

(i) To the Knowledge of Parent, for the past five (5) years, none of Parent, any of its Subsidiaries or their respective directors or officers while acting on behalf of Parent or any of its Subsidiaries or any employee or agent acting on behalf of Parent or any of its Subsidiaries has corruptly offered or given anything of value to: (A) any official or employee of a Governmental Authority, any political party or official thereof or any candidate for political office or (B) any other Person, in any such case while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of applicable Anti-Bribery Laws in any material respect.

(ii) To the Knowledge of Parent, as of the date hereof, there are no current or pending internal investigations, third-party investigations (including by any Governmental Authority) or internal or external audits that address any material allegations or information concerning possible violations of applicable Anti-Bribery Laws or Anti-Money Laundering Laws related to Parent or any of its Subsidiaries in any material respect. To the Knowledge of Parent, for the past five years, Parent, its Subsidiaries and their respective directors, officers, and agents while acting on behalf of Parent or any of its Subsidiaries have been in compliance with all applicable Anti-Money Laundering Laws in all material respects.

(d) Sanctions and International Trade Compliance.

(i) To the Knowledge of Parent, Parent and its Subsidiaries (A) are, and have been for the past five years, in compliance in all material respects with all applicable International Trade Laws and Sanctions Laws, and (B) have obtained all Export Approvals. There are no pending or, to the Knowledge of Parent, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against Parent or any of Parent’s Subsidiaries concerning possible violations of applicable International Trade Laws or Sanctions Laws, or possible noncompliance with required Export Approvals.

(ii) None of Parent or any of its Subsidiaries or any of their respective directors or officers or, to the Knowledge of Parent, any of Parent’s or any of its Subsidiaries’ respective employees, agents, representatives or other Persons acting on behalf of Parent or any of its Subsidiaries (A) is, or has been during the past five years, a Sanctioned Person, or (B) has transacted business, related to Parent or any of its Subsidiaries, directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of applicable Sanctions Laws.

4.7 Legal Proceedings; Orders.

(a) No Legal Proceedings. As of the date of this Agreement, except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, any of their respective properties or assets, or any of their respective officers or directors.

(b) No Orders. Except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries is subject to any order of any kind or nature.

4.8 Ownership of Company Common Stock. None of Parent, Merger Sub or, to the Knowledge of Parent, any directors, officers, or controlled Affiliates of Parent or Merger Sub (a) has owned any shares of Company Common Stock or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the three (3) years prior to the date of this Agreement.

4.9 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other similar Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Merger for which the Company or any of its Subsidiaries could be liable.

4.10 Ownership of Merger Sub. Parent or one of its wholly-owned Subsidiaries owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all liens, except for such liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws.

4.11 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement, the Merger or the other transactions contemplated hereby. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents to approve or authorize this Agreement, the Merger and the other transactions contemplated hereby.

4.12 Availability of Funds. Parent currently has, and as of any date the Closing could occur Parent will have available funds (including cash, cash equivalents, available lines of credit or other sources of immediately available funds) sufficient to (a) make all payments contemplated by this Agreement in connection with the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger); and (b) pay all fees and expenses required to be paid at the Closing by the Company, Parent or Merger Sub in connection with the Merger and the other transactions contemplated hereby.

4.13 Stockholder and Management Arrangements. As of the date hereof, other than the Voting Agreements, neither Parent or Merger Sub nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; (ii) the Company or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any such holder of shares of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s shares of Company Common Stock; (ii) such holder of shares of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any Person (including any stockholder, director, officer, employee or other Affiliate of the Company) has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.14 No Other Negotiations. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates are involved in substantive negotiations with respect to or have entered into any agreements with respect to the acquisition of any business that would reasonably be expected to materially impair or delay the ability of Parent to consummate the transactions contemplated hereby.

4.15 Parent Capitalization.

(a) Capital Stock. The authorized capital stock of Parent consists of (i) 10,500,000,000 shares of Parent Class A Common Stock, (ii) 4,500,000,000 shares of Parent Class B Common Stock, (iii) 800,000,000 shares of Parent Class C Common Stock and (iv) 200,000,000 shares of Parent Preferred Stock. As of 5:00 p.m., New York City time, on July 15, 2022 (such time and date, the “Parent Capitalization Date”), (A) 1,097,858,130 shares of Parent Class A Common Stock were issued and outstanding; (B) 396,498,686 shares of Parent Class B Common Stock were issued and outstanding; (C) 288,000,000 shares of Parent Class C Common Stock were issued and outstanding (in each case of (A), (B) and (C), which includes shares underlying Parent restricted stock); (D) no shares of Parent Preferred Stock were issued and outstanding; and (E) no shares of Parent Class A Common Stock were held by Parent as treasury shares. All outstanding shares of Parent Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. From the close of business on the Parent Capitalization Date to the date of this Agreement, Parent has not issued or granted any Parent Common Stock other than pursuant to the exercise of Parent Options and/or the settlement of Parent RSUs, in each case, granted prior to the date of this Agreement.

(b) Stock Reservation. As of the Parent Capitalization Date, Parent has reserved for future issuance shares of Parent Class A Common Stock and Parent Class B Common Stock as follows: (i) 21,878,554 shares for issuance pursuant to issued and outstanding Parent Options; (ii) 214,219,535 shares for issuance pursuant to outstanding Parent RSUs; (iii) 207,250,245 shares available for grant under the Parent Stock Plan; (iv) 36,909,908 shares available for grant under the Parent 2021 Employee Stock Purchase Plan; and (v) 51,824,895 shares for issuance pursuant to outstanding warrants to purchase shares of Parent Class A Common Stock.

(c) Parent Securities. Except as set forth in this Section 4.15, as of the Parent Capitalization Date, there were (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, Parent; (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from Parent, or that obligate Parent to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent; (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, Parent; (v) no outstanding restricted shares, restricted share units, stock appreciation rights, profits interests, profit participation, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, Parent (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with Parent Common Stock and Parent Preferred Stock, the “Parent Securities”); (vi) voting trusts, proxies or similar arrangements or understandings to which Parent is a party or by which Parent is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, Parent; (vii) obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, Parent to which Parent is a party or by which it is bound; and (viii) no other obligations by Parent to make any payments based on the price or value of any Parent Securities. Parent is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Parent Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Parent Class A Common Stock. Parent does not have a stockholder rights plan in effect.

(d) Other Rights. As of the date of this Agreement, Parent is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Parent Securities. As of the date of this Agreement, there are not any bonds, debentures, notes or other indebtedness of Parent outstanding having the right to vote (or convertible into, exchangeable for, securities having the right to vote) on any matters on which holders of Parent Class A Common Stock may vote.

4.16 Parent SEC Reports. Since September 17, 2021 and through the date of this Agreement, Parent has timely filed with, or furnished to, the SEC all forms, reports and documents that have been required to be filed or furnished by it pursuant to applicable Laws (the “Parent SEC Reports”) and, to the Knowledge of Parent and except where such failure would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole, from February 23, 2021 through September 16, 2021, Parent timely filed with, or furnished to, the SEC all forms, reports and documents that have been required to be filed or furnished by it pursuant to applicable Laws (the “Prior Parent SEC Reports”). Each Parent SEC Report and, to the Knowledge of Parent and except where such failure would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole, each Prior Parent SEC Report, complied, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Parent SEC Report or Prior Parent SEC Report, as applicable, was filed. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Parent SEC Report and, to the Knowledge of Parent and except as would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole, each Prior Parent SEC Report, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Since September 17, 2021 and, to the Knowledge of Parent and except as would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole, from February 23, 2021 through September 16, 2021, Parent has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE. As of the date of this Agreement, to the Knowledge of Parent, there are no outstanding or unresolved comments received from the SEC staff with respect to the Parent SEC Reports or, except as would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole, the Prior Parent SEC Reports. To the Knowledge of Parent, as of the date of this Agreement, none of the Parent SEC Reports or, except as would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole, Prior Parent SEC Reports, is the subject of ongoing SEC review or investigation. None of Parent’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

4.17 Parent Financial Statements; Internal Controls.

(a) Parent Financial Statements. The consolidated financial statements (including any related notes and schedules) of Parent filed with the Parent SEC Reports (the “Parent Financial Statements”) (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; and (iii) fairly present, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments and to any other adjustment described therein). There are no “off balance sheet arrangements” of Parent that have not been disclosed in the Parent SEC Reports where the result, purpose or effect of such off balance sheet arrangements is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent SEC Reports. Since September 17, 2021 and, to the Knowledge of Parent and except as would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole, from February 23, 2021 through September 16, 2021, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP, except as described in the notes thereto.

(b) Disclosure Controls and Procedures. Parent has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). Parent’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by Parent in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Section 302 and 906 of the Sarbanes-Oxley Act. Since September 17, 2021, and, to the Knowledge of Parent and except as would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole, from February 23, 2021 through September 16, 2021, (A) Parent has been and, as of the date hereof, is an “emerging growth company” as defined in Section 2(a) of the Securities Act and (B) the principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act. Neither Parent nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c) Internal Controls. Since January 1, 2022, neither Parent nor, to the Knowledge of Parent, Parent’s independent registered public accounting firm has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal control over financial reporting used by Parent and its Subsidiaries that has not been subsequently remediated; or (ii) any fraud that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by Parent and its Subsidiaries.

4.18 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, contingent, absolute, determined, determinable or otherwise), other than liabilities or obligations (a) reflected or otherwise reserved against in the Audited Parent Balance Sheet or in the consolidated financial statements of Parent and its Subsidiaries (including the notes thereto) included in the Parent SEC Reports; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business since the date of the Audited Parent Balance Sheet (other than liabilities resulting from breach of contract, tort, or violation of Law); or (d) that would not reasonably be expected to have a Parent Material Adverse Effect.

4.19 Absence of Certain Changes. Since the date of the Audited Parent Balance Sheet through the date of this Agreement, the business of Parent and its Subsidiaries has been conducted in the ordinary course of business in all material respects. Since the date of the Audited Parent Balance Sheet through the date of this Agreement, there has not occurred a Parent Material Adverse Effect. Since the date of the Audited Parent Balance Sheet, through the date of this Agreement, neither Parent nor any of its Subsidiaries has taken any action that, if it had been taken or occurred after the execution of this Agreement, would have required the consent of the Company pursuant to Sections 5.3(a), 5.3(b), 5.3(c) or 5.3(d) (as it relates to the foregoing clauses of Section 5.3).

4.20 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (a) the Registration Statement (or any amendment or supplement thereto) will, at the time the Registration Statement (or any amendment or supplement thereto) is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading, and (b) the Proxy Statement/Prospectus (in each case, including any amendments or supplements thereto) will, at the date it is first published, mailed or given to the Company Stockholders, on the date of any amendment or supplement thereto or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding anything to the contrary in this Agreement, no representation or warranty is made by Parent or Merger Sub with respect to any statements or disclosures about the Company in the Proxy Statement/Prospectus or the Registration Statement that are based on statements or information supplied, drafted or reviewed by the Company (or its Representatives) (including by incorporation by reference) expressly for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Registration Statement.

4.21 Tax Matters.

(a) Parent and each of its Subsidiaries have (i) timely filed all income and other material Tax Returns required to be filed by any of them; and (ii) paid, or have adequately reserved or accrued (in accordance with GAAP) for the payment of, all income and other material Taxes that are required to be paid;

(b) the most recent Parent Financial Statements reflect an adequate reserve (in accordance with GAAP) for all Taxes accrued but not then payable by Parent and its Subsidiaries through the date of such financial statements;

(c) neither Parent nor any of its Subsidiaries has executed or is the beneficiary of any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any Tax, in each case that has not since expired (other than pursuant to automatic extensions of time to file);

(d) no material audits or other examinations with respect to Taxes of Parent or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing;

(e) neither Parent nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2);

(f) neither Parent nor any of its Subsidiaries (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation (x) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (y) solely among Parent and its Subsidiaries; or (ii) has any material liability for the Taxes of any Person other than Parent and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of Law; and

(g) neither Parent nor any of its Subsidiaries has within the last two (2) years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

4.22 Exclusivity of Representations and Warranties.

(a) No Other Representations or Warranties of Parent. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub nor any other Person makes any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent, any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or the transactions contemplated hereby, notwithstanding any other statements made or the delivery or disclosure to the Company or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

(b) No Other Representations and Warranties of the Company. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i) neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Representatives (or any other Person); and

(iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(c) No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, (x) it has had reasonable access to, and has been afforded the opportunity to request and review, the books and records of the Company and its Subsidiaries (including in the possession of the Company’s Representatives) and (y) except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

INTERIM OPERATIONS

5.1 Company Affirmative Obligations. Except (a) as expressly permitted or expressly contemplated by this Agreement (including the Real Estate Plan); (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (c) as required by applicable Law; (d) for any Permitted Action, subject to reasonable prior consultation with Parent; or (e) as approved in writing by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), provided that consent of Parent shall be deemed to have been given if Parent does not object within five (5) Business Days after a written request for such consent is provided by the Company to Parent, during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to (i) maintain its existence in good standing pursuant to applicable Law; (ii) conduct its business and operations in the ordinary course of business; and (iii) to the extent consistent with clause (ii), use its commercially reasonable efforts to preserve intact, in all material respects, its business organization and existing relationships with its material suppliers, customers, employees, creditors, lessors, Governmental Authorities and other Persons with whom the Company and its Subsidiaries have business relations.

5.2 Company Forbearance Covenants. Except (w) as expressly permitted by this Agreement (including the Real Estate Plan); (x) as set forth in Section 5.2 of the Company Disclosure Letter; (y) as required by applicable Law; or (z) as approved in writing by Parent (which approval will not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall cause each of its Subsidiaries as applicable not to:

(a) amend any Organizational Documents of the Company or its Subsidiaries;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, except in connection with (i) agreements in effect on the date of this Agreement disclosed on Section 5.2(c)(i) of the Company Disclosure Letter; (ii) the grant of Company RSUs to newly hired employees who are hired in accordance with Section 5.2(h) below in the ordinary course of business with respect to up to 300,000 shares of Company Common Stock in the aggregate which grants will have the terms and conditions set forth on Section 5.2(c)(ii) of the Company Disclosure Letter; (iii) the issuance of any shares of Company Common Stock upon the exercise of Company Options or the settlement of

Company RSUs that are, in each case outstanding as of the date of this Agreement in accordance with the present terms of such Company Equity Awards or granted following the date of this Agreement as permitted by clause (ii) in accordance with the terms of such Company Equity Awards; or (iv) the issuance of shares of Company Common Stock upon the exercise of purchase rights under the Company ESPP in accordance with Section 2.8(c);

(d) directly or indirectly acquire, repurchase or redeem any Company Securities, except for (i) repurchases or acquisitions of Company Securities pursuant to the terms and conditions of Company Equity Awards, or (ii) transactions between the Company and any of its direct or indirect wholly-owned Subsidiaries;

(e) (i) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its other wholly-owned Subsidiaries; or (iii) pledge or encumber any shares of its capital stock or other equity or voting interest;

(f) (i) incur, assume or suffer any Indebtedness (other than such items referred to in clauses (iv) and (vi) of such term) or issue any debt securities, except (1) for trade payables incurred in the ordinary course of business, (2) for loans or advances to wholly-owned Subsidiaries of the Company, and (3) up to $1,000,000 of additional Indebtedness; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other Person, except for extensions of credit to, or receivables payable from, customers, in each case, in the ordinary course of business; or (iv) mortgage or pledge any assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(g) (i) enter into, adopt, amend or modify any Employee Plan or accelerate compensation or benefits provided under any Employee Plan (other than administrative amendments to, or annual renewals of, Employee Plans that are broad-based health or welfare plans in the ordinary course of business but only if such amendments or annual renewals result in not more than a de minimis increase in cost for the Company); or (ii) increase any benefits under any Employee Plan or increase the compensation payable or paid, whether conditionally or otherwise, of any current or former employee, officer, director or individual independent contractor, pay any special bonus or special remuneration to any current or former director, officer, employee or individual independent contractor, adopt or enter into any severance or termination pay agreements, plans, policies or arrangements or pay any benefit not permitted in accordance with the terms of any Employee Plan as in effect as of the date of this Agreement, except in the case of each of (i) and (ii), (A) as may be required by applicable Law or required pursuant to the terms of an existing Employee Plan so long as such Employee Plan has been disclosed as of the date of this Agreement to Parent in Section 5.2(g) of the Company Disclosure Letter; or (B) for increases in compensation adopted in the ordinary course of business consistent with past practice in respect of any non-officer employee whose annual base compensation does not exceed $200,000 after giving effect to such increase;

(h) hire, engage or terminate (other than a termination for cause) the employment or engagement of any employee or individual independent contractor who earns or will earn (or prior to such termination, did earn) annual base compensation in excess of $200,000;

(i) waive, release, assign (other than to or from a Subsidiary of the Company), compromise or settle any pending or threatened Legal Proceeding, except for the settlement of any Legal Proceedings (other than Transaction Litigation, which shall be governed by Section 6.12, and subject to Section 6.16 with respect to the Specified Legal Proceedings) that (i) is for solely monetary payments of no more than $250,000 individually and $2,000,000 in the aggregate (in excess of amounts funded by an indemnity obligation to, or an insurance policy of, the Company or any of its Subsidiaries, and excluding ordinary course administrative expenses that may be incurred in connection therewith) or (ii) is for the settlement of claims of the Company or any of its Subsidiaries that results in no monetary obligation of the Company or any of its Subsidiaries or that results in the receipt by the Company or any of its Subsidiaries of a payment, provided that, in each case of the foregoing clauses (i) and (ii), such settlement does not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries or any admission of wrongdoing or criminal act;

(j) except as required by applicable Law or GAAP, (i) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (ii) make any material change in any of its accounting principles or practices;

(k) (i) make or change any material Tax election (other than elections the Company is required to make annually that are consistent with past practice); (ii) settle or compromise any material Tax claim or assessment; (iii) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment (other than the extension of any such period arising as a result of a customary extension of time to file a Tax Return); (iv) surrender any right to claim a material Tax refund; (v) file any amended Tax Return; or (vi) enter into any material closing agreement or contractual obligation in respect of Taxes with any Governmental Authority.

(l) incur or commit to incur any capital expenditures other than (i) as set forth in the Real Estate Plan, (ii) in accordance with the capital expenditure budget set forth in Section 5.2(l) of the Company Disclosure Letter and (iii) with respect to any capital expenditures not addressed by the foregoing clauses (i) and (ii), capital expenditures that do not exceed $1,000,000 in the aggregate;

(m) enter into, modify in any material respect, amend in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract (which for purposes of this Section 5.2(m) will be deemed to include any project plan, research plan or similar document under any Material Contract), including by amendment of any Contract that is not a Material Contract such that such Contract becomes a Material Contract;

(n) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(o) other than with respect to the matters set forth in Section 5.2(g), engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(p) (i) take any action that would constitute a “plant closing” or “mass layoff” (as defined in WARN) affecting in whole or in part any site of employment, facility, operating unit or employee or that would otherwise trigger notice requirements or liability under any foreign, state or local plant closing notice Law, (ii) implement any layoffs affecting, place on unpaid leave or furlough, or materially reduce the hours or weekly pay of, twenty-five (25) or more employees; or (iii) enter into or modify any Collective Bargaining Agreement, or recognize any Union as the bargaining representative for any employees;

(q) enter into any material new line of business or make any material change in any line of business in which it engages as of the date of this Agreement;

(r) (i) merge or consolidate with any Person; (ii) make any acquisition or disposition of any material assets, securities, property or business (including by merger, consolidation or acquisition of stock or assets) in a single transaction or series of transactions, except for (A) any transactions permitted under Section 5.2(l), (B) any disposition of obsolete or worn out equipment, or (C) non-exclusive licenses under Intellectual Property, in the ordinary course of business or (D) abandonment or allowing to lapse of

Intellectual Property that is not material to the business of the Company and its Subsidiaries; or (iii) enter into any joint venture, partnership, participation or other similar arrangement, except, with respect to this subclause (iii), in the ordinary course of business (it being understood and agreed that any Contract proposed to be entered into pursuant to the exception in this Section 5.2(r)(iii) that would be a Material Contract will be subject to Section 5.2(m)); or

(s) enter into a Contract to take, or otherwise agree, resolve or commit to take, any of the actions prohibited by this Section 5.2.

5.3 Parent and Merger Sub Obligations. Except (w) as expressly permitted by this Agreement; (x) as set forth on Section 5.3 of the Parent Disclosure Letter; (y) as required by applicable Law; or (z) as approved in writing by the Company (which approval will not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent and Merger Sub shall not, and shall cause its respective Subsidiaries as applicable not to:

(a) amend any Organizational Documents in a manner (i) that would be (or would reasonably be expected to be) adverse to the Company Stockholders’ interests as holders of Parent Class A Common Stock following the consummation of the Merger (including relative to the rights and interests of holders of Parent Class A Common Stock, Parent Class B Common Stock and Parent Class C Common Stock prior to the consummation of the Merger), and (ii) where such amendment would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement;

(b) (i) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock in any manner that would have (or would reasonably be expected to have) a material and adverse impact on the value of the Parent Class A Common Stock, except for issuances made in the ordinary course of business with respect to the issuance of equity awards by Parent, or (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for dividends or other distributions made by any direct or indirect wholly-owned Subsidiary of Parent to Parent or one of its other wholly-owned Subsidiaries;

(c) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to Parent or Merger Sub (other than (i) the transactions contemplated hereby, including the Merger, (ii) transactions among Parent and one or more direct or indirect wholly owned Subsidiaries of Parent or among direct or indirect wholly owned Subsidiaries of Parent and (iii) transactions that would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement, in each case, so long as none of the foregoing actions would reasonably be expected to have any of the adverse effects that are otherwise prohibited by Sections 5.3(a) and 5.3(b)); or

(d) enter into a Contract to take, or otherwise agree, resolve or commit to take, any of the actions prohibited by this Section 5.3.

5.4 No Solicitation; Company Board Recommendation Change.

(a) No Solicitation or Negotiation. The Company will, will cause its Subsidiaries and will use reasonable best efforts to cause its Representatives to, (x) on the date of this Agreement, immediately cease and cause to be terminated any discussions or negotiations with any Person and its Representatives with respect to any Acquisition Transaction, (y) as promptly as practicable on or following the date of this Agreement (and in any event within three (3) Business Days following the date of this Agreement) request the return or destruction of all confidential information previously provided to such parties and (z) promptly prohibit access by any Person (other than Parent, its Subsidiaries and its and their Representatives) to any physical or electronic data room. Except as expressly permitted by Section 5.4(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries will not, and will use reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal in each case other than (A) informing such Persons of the provisions contained in this Section 5.4 or (B) contacting such Person or its Representatives to clarify the terms and conditions of any Acquisition Proposal (or inquiries, communications, proposals or offers or any other effort or attempt that could reasonably be expected to lead to an Acquisition Proposal); (iv) approve, endorse or recommend an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (vi) resolve, propose or agree to do any of the foregoing. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will enforce, and will not waive, modify, amend or terminate, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements; provided, that the Company shall be permitted to waive, modify, amend or terminate any provision of any standstill agreement (or similar agreement) in order to permit a Person to make an Acquisition Proposal, if and only if the Company Board shall have determined in good faith (after consultation with outside legal counsel) that the failure to so waive, modify, amend or terminate would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(b) Superior Proposals. Notwithstanding anything to the contrary set forth in this Section 5.4, but subject to Section 5.4(e), from the date of this Agreement until the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made, renewed or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives) with such Acquisition Proposal if requested by such Person, in each case with respect to an Acquisition Proposal that was not the result of a material breach of Section 5.4(a); provided, that, the Company Board may take the foregoing actions only if the Company Board (or a committee thereof) has determined in good faith (after consultation with its outside legal counsel and financial advisors) (i) such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (ii) the failure to take such actions would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, further, that subject to applicable Law, the Company shall provide to Parent and Merger Sub any non-public information or data that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or substantially concurrently to (and within twenty-four (24) hours of) the time it is provided to such Person.

(c) No Company Board Recommendation Change or Alternative Acquisition Agreement. Except as permitted by Section 5.4(d), neither the Company Board nor any committee thereof shall:

(i) (A) withhold or withdraw (or amend, qualify or modify in a manner adverse to Parent in any material respect), or publicly propose to withhold or withdraw (or amend, qualify or modify in a manner adverse to Parent in any material respect), the Company Board Recommendation; (B) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus; (C) publicly adopt, approve or recommend an Acquisition Proposal; (D) make any recommendation in support of, or fail to recommend against, a tender or exchange offer that constitutes an Acquisition Proposal (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the tenth (10th) Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.4(c)(i)); or (E) fail to reaffirm the Company Board Recommendation on or prior to the later of (x) ten (10) Business Days after an Acquisition Proposal shall have been publicly announced or disclosed and (y) two (2) Business Days following the written request of Parent after an Acquisition Proposal shall have been publicly announced or disclosed (provided, however, that Parent may make such request no more than twice after, and in connection with, an Acquisition Proposal that shall have been made; provided, further, that any material change to the terms of such Acquisition Proposal shall entitle Parent to a further two (2) requests in connection with such Acquisition Proposal) (any action described in clauses (A), (B), (C), (D) or (E), a “Company Board Recommendation Change”). For the avoidance of doubt, (1) a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (2) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal as and to the extent permitted by Section 5.4(d)(ii) or the taking of any other action expressly permitted by Section 5.4(b) or (3) the delivery by the Company of any notice contemplated by Section 5.4(d) or any negotiations during the applicable three (3) Business Day notice period in respect thereto in compliance with this Agreement will not (in and of itself) constitute a Company Board Recommendation Change; or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i) the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board (or a committee thereof) shall not effect such a Company Board Recommendation Change unless:

(1) the Company has provided prior written notice to Parent at least three (3) Business Days in advance to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change, including a reasonably detailed description of the facts and circumstances relating to such Intervening Event;

(2) prior to effecting such Company Board Recommendation Change, during such three (3) Business Day period, the Company has negotiated with Parent and its Representatives in good faith (to the extent that Parent requested to do so) to allow Parent to offer such adjustments to the terms and conditions of this Agreement in such a manner that would obviate the need to effect a Company Board Recommendation Change in response to such Intervening Event; and

(3) following such three (3) Business Day period, taking into account such adjustments offered by Parent (if any), the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to make such a Company Board Recommendation Change would continue to reasonably likely be inconsistent with its fiduciary duties under applicable Law (it being understood that in the event of any material development in the facts and circumstances relating to such Intervening Event, the Company will be required to deliver a new written notice and a new three (3) Business Day notice period as described in clauses (1) and (2) above will commence, during which period the Company will be required to comply with the requirements of clause (2) anew); or

(ii) if the Company has received a bona fide Acquisition Proposal that does not result from a breach of Section 5.4(a) or (b) that the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board (or a committee thereof) may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal; or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal substantially concurrently with the termination of this Agreement; provided, however, that the Company Board (or a committee thereof) shall not effect such a Company Board Recommendation Change unless:

(1) the Company Board (or a committee thereof) determines in good faith (after consultation with its advisors) that the failure to do so would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law;

(2) the Company has complied in all material respects with its obligations pursuant to this Section 5.4 with respect to such Superior Proposal; and

(3) the Company has provided prior written notice to Parent three (3) Business Days in advance to the effect that the Company Board (or a committee thereof) (A) has received a Superior Proposal; and (B) intends to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 8.1(h) absent any revision to the terms and conditions of this Agreement, which notice will identify the Person or Group making such Superior Proposal and include the material terms thereof and copies of all material relevant agreements relating to such Superior Proposal;

(4) during such three (3) Business Day period, the Company has negotiated with Parent and its Representatives in good faith (to the extent that Parent has requested to do so) to allow Parent to offer such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; and

(5) following such three (3) Business Day period, taking into account such adjustments offered by Parent (if any), the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make such a Company Board Recommendation Change or to so terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 8.1(h), as applicable, would continue to be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that in the event of any material amendment relating to such Acquisition Proposal, the Company will be required to deliver a new written notice and a new three (3) Business Day notice period as described in clauses (3) and (4) above will commence, during which period the Company will be required to comply with the requirements of clause (4) anew).

(e) Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will as promptly as reasonably practicable (and, in any event, within two (2) calendar days) notify Parent in writing if any Acquisition Proposal or offers or proposals that could reasonably be expected to lead to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such offers or proposals; (ii) a summary of the material terms and conditions of such offers or proposals; and (iii) copies of all written materials related thereto sent or provided to the Company or any of its Affiliates that describe any material terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters). Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, as requested by Parent, of the status and terms of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

(f) Certain Disclosures. Nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.4; (iv) complying with the Company’s disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal; or (v) making any disclosure to the Company Stockholders unrelated to an Acquisition Proposal (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board (or a committee thereof) has determined to make in good faith, it being understood that any such statement or disclosure made by the Company Board (or a committee thereof) must be subject to the terms and conditions of this Agreement; provided, that the Company Board may not make a Company Board Recommendation Change except in accordance with Section 5.4(d).

5.5 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as reasonably practicable, the Merger and the other transactions contemplated hereby, including by:

(i) causing the conditions to the Merger set forth in Article VII to be satisfied;

(ii) (1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities, and (2) making all registrations, declarations and filings with Governmental Authorities, in each case, that are necessary or advisable to consummate the Merger;

(iii) obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Contract to which the Company or any of its Subsidiaries is a party, including those set forth in Section 6.1(a)(iii) of the Company Disclosure Letter, that are necessary in connection with this Agreement and the consummation of the Merger; and

(iv) executing and delivering any Contracts and other instruments that are in each case reasonably necessary to consummate the Merger.

(b) No Failure to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, will take any action, or fail to take any action, that is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, materially delaying or otherwise materially and adversely affecting (i) the consummation of the Merger; or (ii) the ability of such Party to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.4 will be considered a violation of this Section 6.1.

(c) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments); (ii) the provision of additional security (including a guaranty); or (iii) material conditions or obligations, including amendments to existing material conditions and obligations, in each case, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

(d) Notification of Certain Matters. Each of the Company and Parent shall promptly advise the other of (i) any notice or other material communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (iii) any Legal Proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by the Company pursuant to Section 3.24 or by Parent pursuant to Section 4.7; (iv) any Effect that would be reasonably likely to have a Company Material Adverse Effect, in the case of the Company, or a Parent Material Adverse Effect, in the case of Parent; or (v) such party becoming aware of the occurrence of any Effect that it believes would or would be reasonably likely to prevent or delay beyond the Termination Date the consummation of the transactions contemplated by this Agreement or that results or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied prior to the Termination Date; provided that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided, further, that a failure to comply with this Section 6.1(d) shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying change or event would independently result in the failure of a condition set forth in Article VII to be satisfied.

(e) Antitrust Approvals. This Section 6.1 shall not apply to filings or related approvals, reviews, or waiting periods under Antitrust Laws, which shall be governed by the obligations set forth in Section 6.2.

6.2 Antitrust Filings.

(a) Filing Under the HSR Act. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Subsidiaries, if applicable), on the other hand, shall, (i) within ten (10) Business Days following the date of this Agreement, file with the FTC and the Antitrust

Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act, which shall request early termination of the HSR Act waiting period; and (ii) as promptly as reasonably practicable following the date of this Agreement, file comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority that are required by other applicable Antitrust Laws in connection with the Merger. Each of Parent and the Company shall use its reasonable best efforts to (A) cooperate and coordinate (and shall cause its respective Affiliates and Subsidiaries, respectively, to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause to be supplied) with any information that may be reasonably required in order to make such filings; (C) as promptly as reasonably practicable supply (or cause the other to be supplied) any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) take (and cause its respective Affiliates or Subsidiaries, respectively, to take) all action necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement or the Merger; and (2) obtain any required approvals or consents pursuant to any Antitrust Laws applicable to this Agreement or the Merger, in each case as promptly as practicable and in any event prior to the Termination Date. Each of Parent and Merger Sub shall (and shall cause its respective Affiliates), on the one hand, and the Company shall (and shall cause its Subsidiaries), on the other hand, promptly inform the other of any material communication from any Governmental Authority regarding the Merger in connection with such filings. If any Party or any Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any similar request pursuant to any other Antitrust Laws applicable to the Merger, then such Party will make (or cause to be made), as promptly as reasonably practicable and after consultation with the other Parties, an appropriate response in substantial compliance with such request.

(b) Antitrust Approvals. In furtherance and not in limitation of the foregoing, if and to the extent advisable and necessary to obtain the expiration or termination of the waiting period pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger, or to obtain any consents, clearances or approvals pursuant to applicable Antitrust Laws, each of Parent and Merger Sub shall (and shall cause their respective Affiliates to) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger. Notwithstanding the foregoing, nothing in this Section 6.2 or otherwise in this Agreement shall require Parent, Merger Sub, the Company, or any of their respective Affiliates or Subsidiaries to: offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (i) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand; or (ii) any other restrictions on the activities of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand; furthermore, neither the Company nor any of its respective Subsidiaries shall, without Parent’s written consent, in Parent’s sole discretion, offer, negotiate or commit to any divestiture transaction, or offer, negotiate or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Parent’s freedom of action with respect to, or Parent’s ability to retain any of the businesses, product lines, or assets of, the Company or otherwise receive the full benefits of this Agreement. If, prior to the Closing Date, a merger control inquiry is initiated or commenced by a Governmental Authority outside of the United States, approval in that jurisdiction will be deemed a condition to the completion of the Merger under Section 7.1(b).

(c) Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Affiliates and Subsidiaries, respectively, to), subject to any restrictions under applicable Laws, keep the other parties apprised of the content and status of any material communications with or from any Governmental Authority with respect to the Merger, including (i) promptly notify the Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other material written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any substantive meeting (including any timing and/or scheduling meetings), hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. The Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. However, each of the Company, Parent and Merger Sub may, as it deems advisable and necessary, reasonably designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided, that each of the Company, Parent and Merger Sub may redact such information as necessary to (i) remove any valuation and related information, or (ii) address any contractual arrangements or reasonable attorney-client or other privilege or confidentiality concerns before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis.

(d) Other Actions. Each of Parent and Merger Sub agrees that, between the date hereof and the Closing, it shall not, and shall not permit any of its controlled Affiliates to, enter into or consummate any Contracts for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, assets or rights of any Person, other than the transactions described in Section 6.2(d) of the Parent Disclosure Letter, if such ownership interest, assets or rights would reasonably be expected to result in a material delay in obtaining, or to result in the failure to obtain, any regulatory approvals required in connection with the Merger, or which would otherwise reasonably be expected to prevent or materially delay consummation of the Merger prior to the Termination Date.

6.3 Registration Statement; Proxy Statement/Prospectus and Other Required SEC Filings.

(a) Registration Statement and Proxy Statement/Prospectus. As promptly as practical following the date of this Agreement, (i) Parent and the Company shall jointly prepare and cause to be filed with the SEC, the Proxy Statement/Prospectus and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC the Registration Statement, which shall include the Proxy Statement/Prospectus. Each of Parent and the Company shall cooperate with each other and use their respective reasonable best efforts to (i) cause the Registration Statement and the Proxy Statement/Prospectus, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Registration Statement and the Proxy Statement/Prospectus, (iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the Registration Statement effective for so long as necessary to complete the Merger. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus, or response to SEC comments with respect thereto, will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other Party and its outside counsel a reasonable opportunity to review and comment thereon, and each Party shall consider in good faith all comments reasonably proposed by the other Party; provided, however, that the Company, in connection with a Company Board Recommendation Change, may amend or supplement the Proxy Statement/Prospectus (including by incorporation by reference) to effect such change without Parent’s consent. Subject to the proviso in the foregoing sentence and Section 5.4, the Company shall include the Company Board Recommendation in the Proxy Statement/Prospectus.

(b) Other Required Filings. If the Company or Parent determines that it is required to file any document other than the Proxy Statement/Prospectus or the Registration Statement, as applicable, with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Filing”), then the applicable Party (with the assistance and cooperation of the other Parties as reasonably requested by the applicable Party) shall promptly prepare and file such Other Required Filing with the SEC. Each Party shall use its respective reasonable best efforts to cause the Proxy Statement/Prospectus and any Other Required Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq and Parent shall use its reasonable best efforts to cause the Registration Statement and any Other Required Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NYSE.

(c) Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Registration Statement, the Proxy Statement/Prospectus and any Other Required Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Registration Statement, the Proxy Statement/Prospectus or any Other Required Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Stockholders.

(d) Consultation Prior to Certain Communications. The Company, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Registration Statement, Proxy Statement/Prospectus or any Other Required Filing, as the case may be, without providing the other, to the extent practicable, a reasonable opportunity to review and comment on such written communication.

(e) Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall advise (and provide copies to) the other, as promptly as reasonably practicable after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Registration Statement, Proxy Statement/Prospectus or any Other Required Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Registration Statement, Proxy Statement/Prospectus or any Other Required Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(f) Dissemination of Proxy Statement/Prospectus. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be disseminated to the Company Stockholders as promptly as reasonably practicable following the later of (i) the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement/Prospectus and (ii) the Registration Statement having been declared effective under the Securities Act.

(g) Blue Sky Laws. Parent will use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or Blue Sky Laws and the rules and regulations thereunder in order to consummate the Merger.

(h) Effectiveness. Parent will advise the Company, as promptly as reasonably practicable after it receives notice thereof, of the time of effectiveness of the Registration Statement and the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Parent Class A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use reasonable best efforts to take all actions necessary to have any such stop order or suspension lifted, reversed or otherwise terminated.

6.4 Company Stockholder Meeting.

(a) Call of Company Stockholder Meeting. Subject to the provisions of this Agreement, the Company will, in consultation with Parent, take all action necessary in accordance with all applicable Law (including the DGCL), the Company’s Organizational Documents and the rules and regulations of the Nasdaq to establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Requisite Stockholder Approval (the “Company Stockholder Meeting”) as promptly as reasonably practicable following the Registration Statement having been declared effective under the Securities Act. The Company Stockholder Meeting and the record date therefor shall be set at the sole discretion by the Company Board (or committee thereof) in consultation with Parent, with any views expressed by Parent related to such dates being considered in good faith by the Company Board (or committee thereof). Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholder Meeting at any time prior to the 20th Business Day following the mailing of the Proxy Statement/Prospectus to the Company Stockholders. Subject to Section 5.4 and unless there has been a Company Board Recommendation Change, the Company will use reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval. Without limiting the generality of the foregoing, the Company agrees that in the event that the Company Board makes a Company Board Recommendation Change, the Company will nevertheless submit this Agreement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholder Meeting. The Company shall use reasonable best efforts to keep Parent updated with respect to proxy solicitation efforts and tallies as reasonably requested by Parent or Merger Sub. Without the prior written consent of Parent, the matters contemplated by the Requisite Stockholder Approval shall be the only matters (other than matters of procedure and matters required by or advisable under applicable law to be voted on by the Company Stockholders in connection therewith) that the Company shall propose to be voted on by the Company Stockholders at the Company Stockholder Meeting.

(b) Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting (i) if, after consultation with Parent, the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval; (ii) if there are holders of an insufficient shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; (iii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a request from the SEC or its staff; or (iv) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is reasonably likely to be required under applicable Law to postpone or adjourn the Company Stockholder Meeting in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders (including in connection with any Company Board Recommendation Change); provided that, with respect to postponements or adjournments in accordance with the preceding clauses (i) and (ii), the Company shall not postpone or adjourn the Company Stockholder Meeting without Parent’s prior written consent for a period of more than ten (10) Business Days after the date on which the Company Stockholder Meeting was originally scheduled or (y) ten (10) Business Days before the Termination Date. The Company shall, if requested by Parent (to the extent permitted by Law), adjourn or postpone the Company Stockholder Meeting for the absence of quorum or to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval; provided, that the Company shall not be required pursuant to this sentence to adjourn the Company Stockholder Meeting more than two (2) times or for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Company Stockholder Meeting.

6.5 Anti-Takeover Laws. The Company and the Company Board shall use reasonable best efforts to (a) take all necessary actions within their power to ensure that no Takeover Law is or becomes applicable to the Merger; and (b) if any Takeover Law becomes applicable to the Merger, take all reasonable action within their power to ensure that the Merger may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to minimize the effect of such statute or regulation on the Merger.

6.6 Access; Integration Planning.

(a) Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request provided in writing to the Chief Financial Officer of the Company, or another Person designated in writing by the Company, to the offices, facilities, properties, Contracts, books and records and personnel of the Company, and (ii) request its Representatives to cooperate with Parent’s investigation (at Parent’s sole expense), except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access by Parent or its Representatives to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) such disclosure relates to interactions with other prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby, or information relating to the analysis, valuation or consideration of the Merger or the transactions contemplated hereby; (d) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract; (e) access would result in the disclosure of any trade secrets of third Persons; or (f) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided that the Company shall use reasonable best efforts to communicate to Parent the requested information (or as much of it as possible) in a way that would not waive any applicable privilege, contravene any applicable Law or Contract or disclose such trade secrets, as applicable. Nothing in this Section 6.6(a) shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information that is not already prepared internally in the ordinary course of business at the time of such request. Any investigation conducted pursuant to the access contemplated by this Section 6.6(a) shall be conducted in a manner that does not unreasonably (i) interfere or otherwise result in any significant interference with the discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties, or (ii) create a material risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will, to the extent not prohibited by the applicable Lease, include the right to perform non-invasive assessments of the environmental condition of the Leased Real Property or of the compliance of the Company’s operations with Environmental Laws, but will not include the right to perform invasive testing without the Company’s prior written consent. The terms and conditions of the Confidentiality Agreement will apply to any non-public information disclosed by the Company, its Subsidiaries or its Representatives pursuant to the access contemplated by this Section 6.6(a). All requests for access pursuant to this Section 6.6(a) must be directed to the Chief Financial Officer of the Company or another person designated in writing by the Company.

(b) Integration Planning. Promptly following the date hereof, Parent and the Company shall establish a transition and integration planning team (the “Integration Committee”), consisting of two senior executives of Parent designated by the Chief Executive Officer of Parent and two senior executives of the Company designated by the Chief Executive Officer of the Company. The chair of the Integration Committee will be designated by the Chief Executive Officer of Parent. Subject to Section 6.6(a), the Integration Committee shall meet from time to time, as reasonably requested by the Chief Executive Officer of Parent. Subject to applicable Law and Section 6.6(a), the Integration Committee shall discuss and plan for a transition and integration planning process concerning the combination of the operations of Parent, the Company and their respective Subsidiaries after the Closing (the “Integration Plan”), which the Integration Committee shall use its reasonable best efforts to prepare and agree in draft form by the date that is fifteen (15) days from the date hereof and shall be finalized prior to the Closing.

6.7 Section 16(b) Exemption.(a) Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.8 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, honor and fulfill the obligations of the Company and any of its Subsidiaries pursuant to any indemnification agreements in effect as of the date of this Agreement between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees (and any person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner that would adversely affect the rights of the Indemnified Persons thereunder except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.8(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law or pursuant to any indemnification agreements with the Company and any of its Subsidiaries in effect on the date of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, penalties, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director, officer, employee or agent of the Company or such Subsidiary or Affiliate; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or taken at the request of the Company or such Subsidiary or Affiliate (including in connection with serving at the request of the Company or such Subsidiary or Affiliate as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time; and (iii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto, except that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.8(b), then the claim asserted in such notice will survive the sixth (6th) anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, the Surviving Corporation shall advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding; provided that advancement of fees expenses shall be made only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this Section 6.8(b) or otherwise. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement (solely as to settlements, compromises, or releases of claims against such Indemnified Person) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Person from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation, the fees and expenses of which shall be paid by the Surviving Corporation.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are substantially equivalent in the aggregate to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.8(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.8.

(e) No Impairment. The obligations set forth in this Section 6.8 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.8(c) and their heirs and representatives) without the prior written consent of such affected Indemnified Person or other Person. Each of the Indemnified Persons or other Persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.8(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.8, with full rights of enforcement as if a Party. The rights of the Indemnified Persons (and other Persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.8(c) (and their heirs and representatives)) pursuant to this Section 6.8 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Company’s Organizational Documents; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries in effect as of the date hereof; or (iv) applicable Law (whether at Law or in equity).

(f) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.9 Employee Matters.

(a) Acknowledgement. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Employee Plans disclosed in Section 3.20(a)of the Company Disclosure Letter that include such a term or phrase will occur as of the Effective Time.

(b) Existing Arrangements. From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor all of the Employee Plans and compensation and severance arrangements in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from amending or terminating any such Employee Plans or compensation or severance arrangements in accordance with their terms or if otherwise required pursuant to applicable Law.

(c) Employment; Benefits. For a period commencing on the Closing Date and ending on the 12-month anniversary of the Closing Date (or, if shorter, the applicable Continuing Employee’s period of employment) (the “Continuation Period”), Parent shall (or Parent shall cause its Subsidiaries, including the Surviving Corporation to) cause each Continuing Employee to be provided with (i) a base salary or wage rate and a target annual cash incentive opportunity in each case that is no less favorable than such Continuing Employee’s base salary or wage rate and target annual cash incentive opportunity immediately prior to the Closing; it being understood that Parent may award any such cash incentive in the form of Parent RSUs, including fully-vested Parent RSUs (or shares of Parent common stock), and Parent may pay any such cash incentive that is earned in fully-vested RSUs (or shares of Parent common stock), (ii) broad-based employee benefits (but excluding severance, retention, change-in-control compensation, equity, equity-based or cash incentive compensation, deferred compensation, defined benefit pension, and retiree medical benefits (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to (A) those provided to such Continuing Employee immediately prior to the Closing or (B) those provided to similarly-situated employees of Parent, at Parent’s discretion, and (iii) severance benefits that are no less favorable than those set forth on Section 6.9(c) of the Company Disclosure Letter. Without duplication, Continuing Employees will be eligible to participate in Parent’s equity incentive plans, in accordance with the terms of such plans, in effect from time to time, as determined by, and subject to the approval of, the board of directors of Parent or the compensation committee thereof, on the same basis as similarly situated employees of Parent.

(d) New Plans. With respect to any employee benefit or compensation plans sponsored or maintained by Parent or its Subsidiaries, including the Surviving Corporation (the “New Plans”), Parent shall (or Parent shall cause its Subsidiaries, including the Surviving Corporation to) use commercially reasonable efforts to cause each Continuing Employee to be granted credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation or paid time-off accrual and severance pay entitlement) to the same extent that service was credited under comparable Employee Plans prior to the Closing, except that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing, Parent shall (or Parent shall cause its Subsidiaries, including the Surviving Corporation to) use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting period, in any New Plan to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a comparable Employee Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); and (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the same extents such requirements were waived or satisfied under the comparable Old Plan, and any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e) Additional Matters. Parent and the Company agree to the matters set forth in Section 6.9(e) of the Company Disclosure Letter.

(f) No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.9 will not be deemed to (i) guarantee employment for any period of time or any term or condition of employment for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee or other service provider for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Employee Plan, New Plan or Old Plan or other compensation or benefit plan, policy, program, agreement, practice or other arrangement or prevent the amendment, modification or termination thereof after the Effective Time; (iii) be an amendment, waiver or creation of any Employee Plan, New Plan or Old Plan or other compensation or benefit plan, policy, program, agreement, practice or other arrangement; or (iv) create any third party beneficiary rights in any Person.

6.10 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.11 Public Statements and Disclosure. The initial press release with respect to the execution and delivery of this Agreement and the Merger shall be a joint press release reasonably acceptable to the Company and Parent. Thereafter, the Company (other than with respect to the portion of any communication relating to an Acquisition Proposal or Company Board Recommendation Change, subject to the requirements of Section 5.4), on the one hand, and Parent and Merger Sub, on the other hand, will use their respective reasonable best efforts to consult with the other Parties, and provide each other the opportunity to review and comment, before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger, except that no Party will be obligated to engage in such consultation with respect to communications that are (i) required by applicable Law, regulation or stock exchange rule or listing agreement, or requested by applicable regulator or stock exchange (provided that the Party making such communication uses its reasonable best efforts to consult with the other Party to the extent practicable); (ii) consistent with public statements previously made in accordance with this Section 6.11; or (iii) principally directed to its employees, suppliers, customers, partners or vendors and not inconsistent with public statements previously made in accordance with this Section 6.11.

6.12 Transaction Litigation. Prior to the Effective Time, each Party will provide the other Parties with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep such other Parties reasonably informed with respect to the status thereof. Each Party will (a) give the other Parties the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with the other Parties with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise or settle, or agree to compromise or settle, any Transaction Litigation unless Parent has consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.12, “participate” means that (i) the other Party shall be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the first Party receiving notice of Transaction Litigation (to the extent that the attorney-client privilege between such Party and its counsel is not undermined or otherwise affected), and (ii) may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.13 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.14 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

6.15 No Employment Discussions. Except as approved or permitted by the Company Board (or a committee thereof), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent and Merger Sub will not, and will not permit any of their Representatives to authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any executive officer of the Company (i) regarding any continuing employment or consulting relationship with the Surviving Corporation, Parent or its Affiliates from and after the Effective Time; (ii) pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s shares of Company Common Stock; or (iii) pursuant to which such individual would agree to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

6.16 Specified Legal Proceedings. Notwithstanding anything to the contrary in this Agreement (including Section 5.2(i)), from the execution and delivery of this Agreement until the Effective Time, the Company will (a) reasonably consult with Parent regarding the status of the Legal Proceedings described on Section 6.16 of the Company Disclosure Letter (such Legal Proceedings, the “Specified Legal Proceedings”), (b) promptly notify Parent of any material developments in the Specified Legal Proceedings and any Governmental Proceedings and provide Parent with a reasonable opportunity to review and comment on such material developments in the Specified Legal Proceedings and (c) consider in good faith all comments reasonably proposed by Parent with respect to the Specified Legal Proceedings. From the execution and delivery of this Agreement until the Effective

Time, the Company will use reasonable efforts to take the actions specified in Section 6.16 of the Company Disclosure Letter; provided, however, that any failure to comply with this second sentence of Section 6.16 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying fact, circumstance, action or failure to act would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.17 Tax Treatment of the Merger. The Parties intend that for U.S. federal income tax purposes the Merger constitutes a taxable stock purchase and not a reorganization within the meaning of Sections 368(a) of the Code (the “Intended Tax Treatment”). Parent shall, and shall cause Midco, Merger Sub and the Company to, file all Tax Returns in a manner consistent with the Intended Tax Treatment except as required by applicable Law following a final determination within the meaning of Section 1313(a) of the Code.

6.18 Real Estate Plan. During the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause its Subsidiaries as applicable to, comply with, in all material respects, the real estate, leasehold improvement, capital expenditure, sublease and other activities related to the Leased Real Property as detailed in Section 6.18 of the Company Disclosure Letter (the “Real Estate Plan”); provided, however, that prior to the Effective Time, the Company shall have the right to modify the Real Estate Plan (a) to the extent necessary to comply with applicable Law, (b) to take any Permitted Action, subject to reasonable prior consultation with Parent or (c) as approved by Parent (in its sole discretion).

6.19 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b) HSR Act. The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated.

(c) No Prohibitive Laws or Injunctions. No Law, temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger.

(d) Registration Statement Effectiveness. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened unless subsequently withdrawn.

(e) Exchange Listing. The shares of Parent Class A Common Stock to be issued in the Merger shall have been authorized and approved for listing on NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Sections 7.2(a)(ii) and 7.2(a)(iii), the representations and warranties of the Company set forth in Article III shall be true and correct as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein, except for such failures to be true and correct that have not had, and would not reasonably be expected to have a Company Material Adverse Effect.

(ii) The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(c), Section 3.4, Section 3.8(b), the first sentence of Section 3.8(c) and the second sentence of Section 3.13 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) without disregarding such Company Material Adverse Effect or other materiality qualifiers qualifications.

(iii) The representations and warranties set forth in Section 3.8(a) shall have been true and correct as of the Company Capitalization Date, except for de minimis inaccuracies.

(b) Performance of Obligations of the Company. Other than the covenants, obligations and conditions set forth in Section 6.18, the Company shall have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Certain Expenses. (i) The Company shall not have incurred or otherwise become liable for additional costs, expenses or liabilities to the Company or its Subsidiaries with respect to Leased Real Property not contemplated by the Real Estate Plan (whether paid, payable, or incurred (but not yet paid)), and (ii) the Specified Legal Proceedings and any Governmental Proceedings are not reasonably expected to result in future money damages payable by the Company or its Subsidiaries (in excess of any applicable insurance deductible and coverage amounts), where, the aggregate of clauses (i) and (ii), exceed $25,000,000.

(d) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.2(c) and Section 7.2(e) have been satisfied.

(e) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred after the date of this Agreement that is continuing.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Sections 7.3(a)(ii) and 7.3(a)(iii), the representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein, except for such failures to be true and correct that have not had, and would not reasonably be expected to have a Parent Material Adverse Effect.

(ii) The representations and warranties set forth in Sections 4.1(a) and 4.1(b), Section 4.2, Section 4.9, Section 4.15(b), the first sentence of Section 4.15(c) and the second sentence of Section 4.19 that (A) are not qualified by Parent Material Adverse Effect or other materiality qualifiers shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); and (B) that are qualified by Parent Material Adverse Effect or other materiality qualifiers shall be true and correct as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) without disregarding such Parent Material Adverse Effect or other materiality qualifiers qualifications.

(iii) The representations and warranties set forth in Section 4.15(a) shall have been true and correct as of the Parent Capitalization Date, except for de minimis inaccuracies.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(d) have been satisfied.

(d) Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred after the date of this Agreement that is continuing.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, or any action has been taken by any

Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in such injunction, action, statute, rule, regulation or order;

(c) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., New York City time, on January 24, 2023 (the “Initial Termination Date”); provided, that in the event that at the Termination Date, all of the conditions in Article VII other than or Section 7.1(b) or Section 7.1(c) (to the extent the failure of such condition arises from or relates to Antitrust Laws) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date) or have been waived by Parent and Merger Sub or the Company, as applicable, then either the Company or Parent may, in its respective sole discretion, elect to extend the Termination Date to April 24, 2023 (the “First Extended Termination Date”) by delivering written notice to the other Party no later than the Initial Termination Date; provided further, that in the event that at the First Extended Termination Date all of the conditions in Article VII other than Section 7.1(b) or Section 7.1(c) (to the extent the failure of such condition arises from or relates to Antitrust Laws) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date) or have been waived by Parent and Merger Sub or the Company, as applicable, then either the Company or Parent may, in its respective sole discretion, elect to extend the Termination Date to July 24, 2023 by delivering written notice to the other Party no later than the First Extended Termination Date, in each case, unless Parent and the Company mutually agree to an earlier Termination Date; it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (i) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the then-scheduled Termination Date; or (ii) the failure of the Effective Time to have occurred prior to the then-scheduled Termination Date;

(d) by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof);

(e) by Parent, if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 45 days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Company Breach Notice Period”), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured within the Company Breach Notice Period (to the extent capable of being cured);

(f) by Parent, if (i) at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, (ii) the Company shall have committed a Willful and Material Breach of its obligations under Section 5.4(a) or (iii) there is a Legal Proceedings Development, except that Parent’s right to terminate this Agreement pursuant to this Section 8.1(f)(iii) will expire at 5:00 p.m., New York City time, on the tenth (10th) day following the date on which the Company informs Parent in writing of the occurrence of a material development in any Specified Legal Proceeding or any Governmental Proceeding that constitutes a Legal Proceedings Development;

(g) by the Company, if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 45 days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Parent Breach Notice Period”), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured within the Parent Breach Notice Period (to the extent capable of being cured); or

(h) by the Company, at any time prior to receiving the Requisite Stockholder Approval if (i) the Company has received a Superior Proposal; and (ii) the Company enters into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal, and pays the Company Termination Fee in accordance with Section 8.3(b)(iii), substantially concurrently with the termination of this Agreement pursuant to this Section 8.1(h).

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated and setting forth in reasonable detail the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate, agent or other Representative of such Party) to the other Parties, as applicable, except that Article I, Section 3.28, Section 4.22, the second sentence of Section 6.10, this Section 8.2, Section 8.3, Section 8.4, Section 8.5 and Article IX (but not Section 9.8(b) with respect to provisions of this Agreement that have terminated) will each survive the termination of this Agreement. Nothing in this Agreement or the termination hereof will relieve any Party from any liability for any Willful and Material Breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Exchange Agent.

(b) Company Termination Fee.

(i) If (A) this Agreement is validly terminated pursuant to Sections 8.1(c), 8.1(d) or 8.1(e); (B) (1) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(d), a bona fide Acquisition Proposal for an Acquisition Transaction has been publicly announced and not publicly withdrawn, or (2) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(c) or 8.1(e), a bona fide Acquisition Proposal for an Acquisition Transaction has been communicated to the Company Board or publicly announced and not withdrawn (publicly in the case of a publicly announced Acquisition Proposal); and (C) within twelve (12) months following the termination of this Agreement pursuant to Sections 8.1(c), 8.1(d) or 8.1(e) either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company shall promptly (and in any event within two (2) Business Days) after the earlier of (x) entry into a definitive agreement providing for the consummation of the Acquisition Transaction and (y) such consummation of the Acquisition Transaction, pay the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”.

(ii) If this Agreement is validly terminated pursuant to Section 8.1(f)(i) or Section 8.1(f)(ii), then the Company must promptly (and in any event within two (2) Business Days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must substantially concurrently with such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c) Parent Termination Fee. If this Agreement is validly terminated:

(i) by Parent or the Company pursuant to Section 8.1(b) (solely to the extent arising from or relating to Antitrust Laws) and, at the time of such termination, (A) all conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.1 and Section 7.2 (other than the conditions set forth in Section 7.1(b), Section 7.1(c) (solely to the extent the failure of such condition arises from or relates to Antitrust Laws) and, if the Company Stockholder Meeting has not yet occurred, Section 7.1(a)) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing)and (B) the Company’s action or failure to act (which action or failure to act constitutes a breach by the Company of this Agreement) has not been the primary cause of, or primarily resulted in, such failure of the condition set forth in Section 7.1(b) or Section 7.1(c) to be satisfied; or

(ii) by Parent or the Company pursuant to Section 8.1(c) and, at the time of such termination, (A) the conditions set forth in at least one of Section 7.1(b) or Section 7.1(c) (solely to the extent the failure of such condition arises from or relates to Antitrust Laws) shall not have been satisfied or waived, (B) all other conditions to the obligations of Parent and Merger Sub to effect the Merger set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) and (C) the Company’s action or failure to act (which action or failure to act constitutes a breach by the Company of this Agreement) has not been the primary cause of, or primarily resulted in, such failure of the condition set forth in Section 7.1(b) or Section 7.1(c) to be satisfied;

then, in either case of clauses (i) and (ii) above, Parent shall pay, or cause to be paid, the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion or Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, (i) if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof, the Company shall pay to Parent its out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law and (ii) if Parent fails to promptly pay any amount due pursuant to Section 8.3(c) and, in order to obtain such payment, the Company, on the one hand, or Parent, on the other hand, commences a Legal Proceeding that results in a judgment against Parent for the amount set forth in Section 8.3(c) or any portion thereof, Parent shall pay to the Company its out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

(f) Sole Remedy of Parent. Notwithstanding anything herein to the contrary, Parent and Merger Sub agree that Company’s payment of the Company Termination Fee under circumstances in which the Company Termination Fee is payable pursuant to Section 8.3(b) will be deemed to be liquidated damages, and not a penalty, and will constitute the sole and exclusive monetary remedy available to Parent and Merger Sub and each of their respective Affiliates against (i) the Company, its Subsidiaries and each of their respective Affiliates; and (ii) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby (including any and all losses or damages suffered or incurred by Parent, Merger Sub, or their respective Affiliates in connection herewith or therewith (including the termination hereof or thereof or any matter forming a basis for such termination)), and upon payment of such amounts, none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.2 and Section 8.3, as applicable).

(g) Sole Remedy of the Company. Notwithstanding anything herein to the contrary, the Company agrees that Parent’s payment of the Parent Termination Fee under circumstances in which the Parent Termination Fee is payable pursuant to Section 8.3(c) will be deemed to be liquidated damages, and not a penalty, and will constitute the sole and exclusive monetary remedy available to the Company and each of its respective Affiliates against (i) Parent, its Subsidiaries and each of their respective Affiliates; and (ii) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of Parent, its Subsidiaries and each of their respective Affiliates (collectively, the “Parent Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby (including any and all losses or damages suffered or incurred by the Company or its Affiliates in connection herewith or therewith (including the termination hereof or thereof or any matter forming a basis for such termination)), and upon payment of such amounts, none of the Parent Related Parties will have any further liability or obligation to the Company relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and its

Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.2 and Section 8.3, as applicable).

(h) Injunctive Relief. Notwithstanding anything to the contrary in Section 8.3(f), it is agreed that Parent, Merger Sub and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.8(b) (but not, following the valid termination of this Agreement, with respect to sections of this Agreement that do not survive such termination).

8.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival. The representations, warranties, covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time (including any rights arising out of any breach of such representations, warranties, covenants, or agreements (and there shall be no liability after the Closing in respect thereof)), except that any covenants or agreements that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (ii) immediately upon delivery by hand, or (iii) by e-mail, upon written or electronic confirmation of receipt, in each case to the intended recipient as set forth below:

(a) if to Parent or Merger Sub to:

Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue, 8th Floor

Boston, Massachusetts 02210

Attn: Anna Marie Wagner; Karen Tepichin

E-mail: annamarie@ginkgobioworks.com;

ktepichin@ginkgobioworks.com

with copies (which will not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attn: Suni Sreepada

E-mail: suni.sreepada@ropesgray.com

and

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

Attn: Marko Zatylny

E-mail: marko.zatylny@ropesgray.com

(b) if to the Company (prior to the Effective Time) to:

Zymergen Inc.

5980 Horton Street, Suite 105

Emeryville, CA 94608

Attn: Ena Singh; Celeste Ferber

E-mail: ena@zymergen.com; cferber@zymergen.com

with a copy (which will not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

855 Main St.

Redwood City, CA 94063

Attn: Joseph Halloum

E-mail: joseph.halloum@freshfields.com

Any notice received by e-mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is two (2) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties. This Agreement will be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4 Confidentiality Agreement. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a confidentiality letter agreement, dated March 16, 2022, as amended and restated on June 16, 2022 (the “Confidentiality Agreement”), that shall continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by and comply with, and to cause their Representatives to be bound by and comply with, the terms and conditions of the Confidentiality Agreement as if they were parties thereto, to the extent provided in the Confidentiality Agreement. The Company and its Representatives shall hold and treat all documents and information concerning

Parent and its Subsidiaries furnished or made available to the Company or its Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, the Company agrees to be bound by and comply with, and to cause its Representatives to be bound by and comply with, the terms and conditions of the Confidentiality Agreement as if they were parties thereto, to the extent provided in the Confidentiality Agreement.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement and the Company Disclosure Letter constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect, in each case, until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6 Third Party Beneficiaries. Except as set forth in Section 6.8 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.8; (b) if a court of competent jurisdiction has declined to grant specific performance as set forth in Section 9.8(b) and has instead granted an award of damages, then the Company may enforce such award and seek additional damages on behalf of the holders of shares of Company Common Stock and Company Equity Awards (which Parent and Merger Sub acknowledge and agree may include damages based on a decrease in share value or lost premium); (c) if Parent or Merger Sub Willfully and Materially Breaches this Agreement, then, following the termination of this Agreement, the Company may seek damages and other relief (including equitable relief) on behalf of the holders of shares of Company Common Stock and Company Equity Awards; and (d) from and after the Effective Time, the rights of the holders of shares of Company Common Stock, and Company Equity Awards to receive the consideration set forth in Article II. The rights granted pursuant to clause (b) and clause (c) of the second sentence of this Section 9.6 will only be enforceable on behalf of the holders of shares of Company Common Stock and Company Equity Awards by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of the Company Common Stock or Company Equity Awards and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company; or (B) retained by the Company for the use and benefit of the Company in any manner that the Company deems fit.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages for failure to close (including any monetary damages in lieu of specific performance).

(b) Specific Performance.

(i) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(ii) The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

9.9 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statute of limitations, without giving effect to any choice or conflict of Laws (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

9.10 Consent to Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto and no Company Related Parties and no Affiliates or Representatives of Parent (other than Merger Sub under this Agreement) shall have any liability for any obligations or liabilities of the Parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.

9.13 Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company or Parent and Merger Sub, as applicable, that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company or Parent and Merger Sub, as applicable, that are set forth in this Agreement, but in the case of this clause (b) only to the extent the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.14 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

{Signature page follows.}

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

Parent:

GINKGO BIOWORKS HOLDINGS, INC.

By:	/s/ Jason Kelly
	Name:	Jason Kelly
	Title:	Chief Executive Officer

Merger Sub:

PEPPER MERGER SUBSIDIARY INC.

By:	/s/ Jason Kelly
	Name:	Jason Kelly
	Title:	President

[Signature Page to Agreement and Plan of Merger]

Company:

ZYMERGEN INC.

By:	/s/ Jay Flatley
	Name:	Jay Flatley
	Title:	Acting Chief Executive Officer
(Principal Executive Officer)

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Certificate of Incorporation of the Surviving Corporation

Agreed Form

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ZYMERGEN INC.

A PUBLIC BENEFIT CORPORATION

1.    The name of this corporation is Zymergen Inc. (the “Corporation”).

2.    The registered office of this Corporation in the State of Delaware is located at: c/o The Corporation Trust Company, 1209 Orange Street, Corporation Trust Center, Wilmington, County of New Castle, DE 19801. The name of the registered agent at such address is The Corporation Trust Company.

3.    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4.    The Corporation shall be a public benefit corporation, as contemplated by subchapter XV of the DGCL, and is to be managed in a manner that balances the stockholders’ pecuniary (financial) interests, the best interests of those materially affected by the Corporation’s conduct (including customers, employees, partners, and the communities in which the Corporation operates), and the public benefit or benefits identified in this Second Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”).

5.    The specific public benefit to be promoted by the Corporation is to displace the petrochemicals that pollute the Planet by designing, developing, and commercializing bio-based materials that deliver better performance than existing products, at attractive costs. The Corporation makes products with broad applications and global reach that are safer for the people who manufacture them, healthier for the people who use them and better for the environment.

6.    The total number of shares of stock that the Corporation shall have authority to issue is 100 shares of common stock, $0.0001 par value per share (“Common Stock”). Each share of Common Stock shall be entitled to one vote.

7.    Shares of Common Stock may be issued in fractions of a share. Each fractional share of Common Stock shall be entitled to a vote in proportion to such fractional share.

8.    Except as otherwise provided in the provisions establishing a class of stock, the number of authorized shares of any class or series of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the DGCL.

9.    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The size of the Board of Directors shall be determined as set forth in the bylaws of the Corporation, as in effect from time to time (the “Bylaws”). The election of directors need not be by written ballot unless the Bylaws shall so require.

10.    In furtherance and not in limitation of the power conferred upon the Board of Directors by law, the Board of Directors shall have power to make, adopt, alter, amend and repeal from time to time the Bylaws, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal Bylaws made by the Board of Directors.

11.    To the maximum extent permitted from time to time under the laws of the State of Delaware, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of the Corporation or, with respect to any individual, each spouse or child or other descendants of such individual, each trust, limited liability company or limited partnership created solely for the benefit of one or more of the aforementioned Persons and/or their spouses and each custodian or guardian of any property of one or more of the aforementioned Persons in his capacity as such custodian or guardian, of officers, directors or stockholders who are employees of the Corporation. No amendment or repeal of this Section 10 shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director, or stockholder becomes aware prior to such amendment or repeal. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Section 10. As used herein, “Person” shall mean any individual, partnership, corporation, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

12.    To the fullest extent permitted by the DGCL or any other law of the State of Delaware, as it exists or may hereafter be amended or modified from time to time, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the Corporation or its stockholders; any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law; unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and any transaction from which the director derived an improper personal benefit.

13.    To the fullest extent permitted by the DGCL or any other law of the State of Delaware, as it exists or may hereafter be amended or modified from time to time, including to the extent that such law or amendment permits the Corporation to provide broader indemnification rights than permitted prior to such law or amendment, the Corporation is authorized to provide indemnification of (and advancement of expenses to) its current or former directors, officers, employees and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise.

14.    No amendment or repeal of Section 12, Section 13 or this Section 14, nor the adoption of any provision of this Certificate of Incorporation inconsistent with Section 12, Section 13 or Section 14, nor, to the fullest extent permitted by the DGCL, any modification of law, shall adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, repeal or adoption of an inconsistent provision.

15.    The books of the Corporation may (subject to any statutory requirements) be kept outside the State of Delaware as may be designated by the Board of Directors or in the Bylaws.

16.    If at any time the Corporation shall have a class of stock registered pursuant to the provisions of the Securities Exchange Act of 1934, for so long as such class is so registered, any action by the stockholders of such class must be taken at an annual or special meeting of stockholders and may not be taken by written consent.

17.    The Corporation shall not be governed by Section 203 of the DGCL.

18.    (a) Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Chancery Court”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or its stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine, in all cases, subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Corporation will be deemed to have notice of and consented to the provisions of this Section 18.

(b)     Any person or entity that purchases or otherwise acquires any interest in the shares of capital stock of the Corporation will be deemed to have (i) consented and submitted to the personal jurisdiction of the Chancery Court in connection with any action described in Section 16(a) above (an “Action”), (ii) waived any objection to the exercise of personal jurisdiction over such stockholder in the Chancery Court, (iii) waived any argument relating to the inconvenience of the forums referenced above in connection with any Action, (iv) agreed not to commence any such Action other than before the Chancery Court nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such Action to any court other than the Chancery Court whether on the grounds of inconvenient forum or otherwise, and (v) consented to having service of process made upon such person or entity by service upon such person’s or entity’s counsel as agent for such person or entity in the event that such person or entity brings an Action in a court other than the Chancery Court.

ANNEX B – Voting Agreement, dated as of July 24, 2022, by and between Ginkgo Bioworks Holdings, Inc. and SVF Excalibur (Cayman) Limited

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of July 24, 2022, is made and entered into by and between Ginkgo Bioworks Holdings, Inc., a Delaware corporation (“Parent”), and SVF Excalibur (Cayman) Limited (the “Stockholder”), a stockholder of Zymergen Inc., a Delaware public benefit corporation (the “Company”). Parent and Stockholder are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Company, Parent and Pepper Merger Subsidiary Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), pursuant to the terms of the Merger Agreement;

WHEREAS, Stockholder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the 26,614,219 shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) Beneficially Owned (as defined below) by Stockholder (the “Subject Shares” and, together with any additional shares of Company Common Stock pursuant to Section 7 hereof, the “Shares”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and the Company have required that Stockholder, and Stockholder has (solely in its capacity as such and not as a director or fiduciary) agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions.

For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a) “Affiliate” means with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or under common control with, such Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of Stockholder; provided, further, that, for the avoidance of doubt, any member of Stockholder shall be deemed an Affiliate of Stockholder; and provided, further, that an Affiliate of Stockholder shall include any investment fund, vehicle or holding company of which Stockholder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor, or which shares the same investment manager and/or the same investment advisor. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by Contract or otherwise.

(b) “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

(c) “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

2. Representations of Stockholder. Stockholder (solely in its capacity as such and not as a director or fiduciary) represents and warrants to Parent that:

(a) Ownership of Shares. Stockholder (i) is the Beneficial Owner of all of Stockholder’s Subject Shares free and clear of any proxy, voting restriction, adverse claim, or other Liens, other than those created by this Agreement or under applicable federal or state securities laws; and (ii) has the sole voting and sole disposition power over all of such Subject Shares. Except as expressly provided by this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which Stockholder is a party relating to the pledge, disposition, or voting of any of Stockholder’s Subject Shares and there are no voting trusts or voting agreements with respect to such Subject Shares.

(b) Disclosure of All Shares Owned. Neither Stockholder nor any of its Affiliates Beneficially Owns any shares of Company Common Stock other than the Subject Shares.

(c) Organization; Power and Authority; Binding Agreement. Stockholder is duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Stockholder has full entity power and authority to enter into, execute, and deliver this Agreement and to perform fully such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Stockholder and assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes the legal, valid, and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally.

(d) Voting Power. Stockholder has full voting power (or the power to effect the full voting power) with respect to all Stockholder’s Subject Shares, full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of Stockholder’s Subject Shares. None of Stockholder’s Subject Shares are subject to any stockholders’ agreement, proxy, voting trust, or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder.

(e) No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, (i) conflict with or violate any Law applicable to Stockholder or (ii) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of any Lien on any of such Stockholder’s Shares pursuant to, any agreement or other instrument or obligation, including organizational documents binding upon Stockholder or any of its Shares, except for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of Stockholder to perform its obligations hereunder.

(f) No Consents. No consent, approval, order, or authorization of, or registration, declaration, or filing with, any Governmental Authority or any other Person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement, except for such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act or the HSR Act.

(g) No Litigation. As of the time of execution of this Agreement, there is no Legal Proceeding pending against, or to the knowledge of Stockholder, threatened against, Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of Stockholder to perform Stockholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

3. Representations of Parent. Parent represents and warrants to each Stockholder that:

(a) Organization; Power and Authority; Binding Agreement. Parent is duly organized, validly existing and in good standing under the Laws of Delaware. Parent has the requisite power and authority to execute and deliver this Agreement and to perform fully its obligations hereunder. This Agreement has been duly executed and delivered by Parent and assuming the due authorization, execution and delivery of this Agreement by each Stockholder, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

(b) No Conflict. The execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate any Law applicable to such Party; (ii) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to the terms, conditions or provisions of any material Contract to which Parent may be bound; or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent, except for such violations, conflicts, breaches defaults, terminations, accelerations or Liens that would not prevent or materially delay Parent’s performance of its obligations under this Agreement.

(c) No Governmental Authorizations. No Governmental Authorization is required on the part of Parent in connection with the execution and delivery of this Agreement, except for (i) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act and (ii) such other Governmental Authorizations the failure of which to obtain would not prevent or materially delay Parent’s performance of its obligations under this Agreement.

4. Agreement to Vote Shares.

Prior to the Expiration Time, Stockholder (in its capacity as such) irrevocably and unconditionally agrees during the term of this Agreement, at any annual or special meeting of the Company called with respect to the following matters, and at every adjournment or postponement thereof (each, a “Covered Meeting”), to appear at any such meeting or otherwise cause Stockholder’s Shares to be counted as present thereat for purpose of establishing a quorum, respond to each request by the Company for written consent, if any, and vote or cause the holder of record to vote Stockholder’s Shares entitled to vote at such meeting (a) in favor of (i) approval of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement and (ii) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger and any other matters necessary for the Merger; and (b) against (i) any action, proposal, transaction, or agreement which would reasonably be expected to result in any of the conditions to the Company’s obligations to consummate the Merger set forth in Article VII of the Merger Agreement not being fulfilled, and (ii) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, Merger Sub’s or the Company’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s Organizational Documents). Any attempt by Stockholder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), Stockholder’s Shares in contravention of this Section 4 shall be null and void ab initio. Notwithstanding the foregoing, Stockholder shall retain at all times the right to vote Stockholder’s Shares in its sole discretion and without any other limitation on those matters other than those set forth in this Section 4 that are at any time or from time to time presented for consideration to the Company’s stockholders.

5. No Voting Trusts or Other Arrangement.

Stockholder agrees that during the term of this Agreement, Stockholder will not, and will not permit any Affiliate to, deposit any of Stockholder’s Shares in a voting trust, grant any proxies with respect to Stockholder’s Shares, or subject any of Stockholder’s Shares to any arrangement with respect to the voting of Stockholder’s Shares other than agreements entered into with Parent.

6. Transfer and Encumbrance.

Stockholder agrees that prior to the earlier of (i) the Expiration Time and (ii) the date on which the Requisite Stockholder Approval shall have been obtained, Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by operation of Law or otherwise) or encumber (“Transfer”) any of Stockholder’s Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any of Stockholder’s Shares or Stockholder’s voting or economic interest therein. This Section 6 shall not prohibit a Transfer of the Shares by Stockholder to an Affiliate of Stockholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement. Any attempted Transfer of Stockholder’s Shares or any interest therein in violation of this Section 6 shall, to the fullest extent permitted by Law, be null and void ab initio. If any involuntary Transfer of any of Stockholder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold Stockholder’s Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

7. Additional Purchases; Adjustments.

Stockholder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity of the Company that Stockholder purchases, acquires the voting power or otherwise acquires Beneficial Ownership of after the execution of this Agreement and prior to the record date for any Covered Meeting shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement, and Stockholder shall promptly notify Parent of the existence of any such after-acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement.

8. Waiver of Certain Actions.

Stockholder hereby agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Legal Proceeding, derivative or otherwise, against Parent, Merger Sub or the Company or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

9. Termination.

This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Closing; (b) the date on which the Merger Agreement is terminated in accordance with its terms; (c) the Outside Date;

(d) any change to the terms of the Merger without the prior written consent of Stockholder that (i) reduces the Merger Consideration with respect to the Company Common Stock or any consideration otherwise payable with respect to the Shares beneficially owned by Stockholder (subject to adjustments in compliance with Section 2.8 of the Merger Agreement), (ii) changes the form of consideration payable in the Merger or any consideration otherwise payable with respect to the Company Common Stock beneficially owned by Stockholder, (iii) modifies the closing conditions set forth in Article VII of the Merger Agreement in a manner adverse to the interest of Stockholder, (iv) modifies the definition of “Outside Date” under the Merger Agreement in a manner adverse to the interest of Stockholder or (v) modifies Article II of the Merger Agreement in a manner adverse to the interests of Stockholder; and (e) with respect to any Stockholder, the mutual written consent of Stockholder and Parent to terminate this Agreement. Nothing in this Section 9 shall relieve or otherwise limit the liability of any Party for any willful and material breach of this Agreement incurred prior to such termination.

10. No Solicitation.

Subject to Section 11, Stockholder agrees it shall not, it shall cause its Affiliates not to and it shall direct its and their respective Representatives not to, directly or indirectly, take any of the actions listed in clauses (i)—(vi) of Section 5.4(a) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). Stockholder shall, and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease, and cause to be terminated, any solicitations, discussions or negotiations with any Person other than Parent with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.

11. Fiduciary Duties.

Stockholder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by any of Stockholder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by Stockholder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

12. Specific Performance.

The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the Expiration Time, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 12, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement, all in accordance with the terms of this Section 12. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

13. Entire Agreement.

This Agreement (together with the Merger Agreement and any other documents and instruments executed pursuant hereto) supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. The Parties agree that (a) the representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

14. Notification of Certain Matters.

From the date hereof and through the Expiration Time, Stockholder shall promptly deliver to Parent written notice, upon becoming aware of (a) any injunction, writ or order of any nature issued and directing that the transactions provided for herein not be consummated as herein provided or (b) any Proceeding pending or threatened with respect to the transactions contemplated hereby, in each such case if and only to the extent that such injunction, writ, order or Proceeding would cause any of the conditions set forth in Article VII of the Merger Agreement not to be satisfied at such time.

15. Notices.

All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder: (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (b) immediately upon delivery by hand; or (c) by e-mail, upon written or electronic confirmation of receipt, in each case to the intended recipient as set forth below:

If to Parent, to:

Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue, 8th Floor

Boston, Massachusetts 02210

Attn: Anna Marie Wagner; Karen Tepichin

E-mail: annamarie@ginkgobioworks.com;

ktepichin@ginkgobioworks.com

with copies (which will not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attn: Suni Sreepada

E-mail: suni.sreepada@ropesgray.com

and

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

Attn: Marko Zatylny

E-mail: marko.zatylny@ropesgray.com

If to Stockholder, to:

c/o SB Investment Advisers (UK) Limited

69 Grosvenor Street

London, W1K 3JP

Attn: Legal

E-mail: legal@softbank.com.

Any notice received by e-mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 15, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 15 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) that is two (2) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 15.

16. Miscellaneous.

(a) Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statute of limitations, without giving effect to any choice or conflict of Laws (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Consent to Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding arising out of this Agreement or the transactions contemplated hereby, for and on behalf of itself or any of its properties or assets, in accordance with Section 15 or in such other manner as may be permitted by applicable Law, and nothing in this Section 16(b) will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby; (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it shall not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of the Parties agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER AGREEMENT OR THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE MERGER AGREEMENT. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16(c).

(d) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Merger is consummated.

(e) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(f) Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by Electronic Delivery, will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

(g) Interpretation. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of a Stockholder means the actual knowledge of any officer of such Stockholder after due inquiry.

(h) Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties; provided that such prior written approval shall not be required for the assignment to an Affiliate in connection with a Transfer made in accordance with the provisions of Section 6. This Agreement will be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder unless made in connection with a Transfer or series of Transfers of all of a Stockholder’s Shares made in accordance with the provisions of Section 6. Any purported assignment of this Agreement without the consent required by this Section 16(h) is null and void.

(i) No Third-Party Beneficiaries; Non-Recourse. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

(j) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

(k) No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the Parties or a presumption that the Parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

(l) Disclosure. Stockholder shall not issue any press release or otherwise make any public announcement regarding this Agreement or the transactions contemplated hereby without the prior written consent of Parent, except as may be required by applicable Law (provided that to the extent legally permitted and reasonably practicable, Stockholder shall provide reasonable notice of any such disclosure to Parent, other than an amendment to and report on Schedule 13D or any filing made pursuant to Section 16 of the Exchange Act solely to disclose this Agreement and report that it has been entered into). Stockholder consents to and hereby authorizes the Company and Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company or Parent reasonably determines to be necessary in connection with the Merger, Stockholder’s identity and ownership of Stockholder’s Shares, the existence of this Agreement, and the nature of Stockholder’s commitments and obligations under this Agreement and any other information that the Company reasonably determines is required to be disclosed by Law, and Stockholder acknowledges that the Company and Parent may, in the Company’s sole discretion, file this Agreement or a form hereof with the SEC or any other applicable Governmental Authority. Stockholder agrees, upon written request by Parent, to promptly provide Parent with any information it may reasonably require for the preparation of any such disclosure documents, and Stockholder agrees to promptly notify the Company of any required corrections with respect to any information regarding this Agreement supplied by Stockholder specifically for use in any such disclosure document, if and to the extent that Stockholder has become aware that any such information shall have become false or misleading in any material respect. Nothing set forth herein shall limit any disclosure by Stockholder to its or its Affiliates’ general or limited partners on a confidential basis.

(m) Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties. By an instrument in writing, Parent, on the one hand, or Stockholder, on the other hand, may waive compliance by the other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform. The failure or delay of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

(n) Reliance. Stockholder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the date first written above.

GINKGO BIOWORKS HOLDINGS, INC.

By:	/s/ Jason Kelly
	Name:	Jason Kelly
	Title:	Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the date first written above.

SVF EXCALIBUR (CAYMAN) LIMITED

By:	/s/ Karey Schreck
	Name:	Karey Schreck
	Title:	Authorised Signatory

[Signature Page to Voting Agreement]

ANNEX C – Voting Agreement, dated as of July 24, 2022, by and among Ginkgo Bioworks Holdings, Inc., Data Collective II, L.P. and DCVC Opportunity Fund, L.P.

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of July 24, 2022, is made and entered into by and among Ginkgo Bioworks Holdings, Inc., a Delaware corporation (“Parent”), and the stockholders of Zymergen Inc., a Delaware public benefit corporation (the “Company”), identified on Exhibit A (each, a “Stockholder” and collectively, the “Stockholders”). Parent and each Stockholder are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Company, Parent and Pepper Merger Subsidiary Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), pursuant to the terms of the Merger Agreement;

WHEREAS, each Stockholder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) Beneficially Owned (as defined below) by such Stockholder set forth across from such Stockholder’s name on Exhibit A (the “Subject Shares” and, together with any additional shares of Company Common Stock pursuant to Section 7 hereof, the “Shares”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and the Company have required that each Stockholder, and each Stockholder has (solely in its capacity as such and not as a director or fiduciary) agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions.

For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a) “Affiliate” means with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or under common control with, such Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of any Stockholder; provided, further, that, for the avoidance of doubt, any member of a Stockholder shall be deemed an Affiliate of such Stockholder; and provided, further, that an Affiliate of a Stockholder shall include any investment fund, vehicle or holding company of which such Stockholder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor, or which shares the same investment manager and/or the same investment advisor. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by Contract or otherwise.

(b) “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

(c) “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

2. Representations of the Stockholders. Each Stockholder (solely in its capacity as such and not as a director or fiduciary) represents and warrants to Parent (only as to such Stockholder and not any other Stockholder) that:

(a) Ownership of Shares. Stockholder (i) is the Beneficial Owner of all of such Stockholder’s Subject Shares free and clear of any proxy, voting restriction, adverse claim, or other Liens, other than those created by this Agreement or under applicable federal or state securities laws; and (ii) has the sole voting and sole disposition power over all of such Subject Shares. Except as expressly provided by this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which Stockholder is a party relating to the pledge, disposition, or voting of any of such Stockholder’s Subject Shares and there are no voting trusts or voting agreements with respect to such Subject Shares.

(b) Disclosure of All Shares Owned. Neither Stockholder nor any of its Affiliates Beneficially Owns any shares of Company Common Stock other than the Subject Shares set forth across from such Stockholder’s name on Exhibit A.

(c) Organization; Power and Authority; Binding Agreement. Stockholder is duly organized, validly existing and in good standing under the Laws of Delaware. Stockholder has full entity power and authority to enter into, execute, and deliver this Agreement and to perform fully such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Stockholder and assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes the legal, valid, and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally.

(d) Voting Power. Stockholder has full voting power (or the power to effect the full voting power) with respect to all such Stockholder’s Subject Shares, full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of such Stockholder’s Subject Shares. None of Stockholder’s Subject Shares are subject to any stockholders’ agreement, proxy, voting trust, or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder.

(e) No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, (i) conflict with or violate any Law applicable to such Stockholder or (ii) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of any Lien on any of such Stockholder’s Shares pursuant to, any agreement or other instrument or obligation, including organizational documents binding upon such Stockholder or any of its Shares, except for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of Stockholder to perform its obligations hereunder.

(f) No Consents. No consent, approval, order, or authorization of, or registration, declaration, or filing with, any Governmental Authority or any other Person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement, except for such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act or the HSR Act.

(g) No Litigation. As of the time of execution of this Agreement, there is no Legal Proceeding pending against, or to the knowledge of Stockholder, threatened against, Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of such Stockholder to perform such Stockholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

3. Representations of Parent. Parent represents and warrants to each Stockholder that:

(a) Organization; Power and Authority; Binding Agreement. Parent is duly organized, validly existing and in good standing under the Laws of Delaware. Parent has the requisite power and authority to execute and deliver this Agreement and to perform fully its obligations hereunder. This Agreement has been duly executed and delivered by Parent and assuming the due authorization, execution and delivery of this Agreement by each Stockholder, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

(b) No Conflict. The execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate any Law applicable to such Party; (ii) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to the terms, conditions or provisions of any material Contract to which Parent may be bound; or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent, except for such violations, conflicts, breaches defaults, terminations, accelerations or Liens that would not prevent or materially delay Parent’s performance of its obligations under this Agreement.

(c) No Governmental Authorizations. No Governmental Authorization is required on the part of Parent in connection with the execution and delivery of this Agreement, except for (i) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act and (ii) such other Governmental Authorizations the failure of which to obtain would not prevent or materially delay Parent’s performance of its obligations under this Agreement.

4. Agreement to Vote Shares.

Prior to the Expiration Time, each Stockholder (in its capacity as such) irrevocably and unconditionally agrees during the term of this Agreement, at any annual or special meeting of the Company called with respect to the following matters, and at every adjournment or postponement thereof (each, a “Covered Meeting”), to appear at any such meeting or otherwise cause such Stockholder’s Shares to be counted as present thereat for purpose of establishing a quorum, respond to each request by the Company for written consent, if any, and vote or cause the holder of record to vote such Stockholder’s Shares entitled to vote at such meeting (a) in favor of (i) approval of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement and (ii) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger and any other matters necessary for the Merger; and (b) against (i) any action, proposal, transaction, or agreement which would reasonably be expected to result in any of the conditions to the Company’s obligations to consummate the Merger set forth in Article VII of the Merger Agreement not being fulfilled, and (ii) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, Merger Sub’s or the Company’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s Organizational Documents). Any attempt by Stockholder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), such Stockholder’s Shares in contravention of this Section 4 shall be null and void ab initio. Notwithstanding the foregoing, Stockholder shall retain at all times the right to vote such Stockholder’s Shares in its sole discretion and without any other limitation on those matters other than those set forth in this Section 4 that are at any time or from time to time presented for consideration to the Company’s stockholders.

5. No Voting Trusts or Other Arrangement.

Each Stockholder agrees that during the term of this Agreement, such Stockholder will not, and will not permit any Affiliate to, deposit any of such Stockholder’s Shares in a voting trust, grant any proxies with respect to such Stockholder’s Shares, or subject any of such Stockholder’s Shares to any arrangement with respect to the voting of such Stockholder’s Shares other than agreements entered into with Parent.

6. Transfer and Encumbrance.

Each Stockholder agrees that prior to the earlier of (i) the Expiration Time and (ii) the date on which the Requisite Stockholder Approval shall have been obtained, such Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by operation of Law or otherwise) or encumber (“Transfer”) any of such Stockholder’s Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any of such Stockholder’s Shares or such Stockholder’s voting or economic interest therein. This Section 6 shall not prohibit a Transfer of the Shares by a Stockholder to an Affiliate of such Stockholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement. Any attempted Transfer of a Stockholder’s Shares or any interest therein in violation of this Section 6 shall, to the fullest extent permitted by Law, be null and void ab initio. If any involuntary Transfer of any of a Stockholder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Stockholder’s Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

7. Additional Purchases; Adjustments.

Each Stockholder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity of the Company that such Stockholder purchases, acquires the voting power or otherwise acquires Beneficial Ownership of after the execution of this Agreement and prior to the record date for any Covered Meeting shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement, and each Stockholder shall promptly notify Parent of the existence of any such after-acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement.

8. Waiver of Certain Actions.

Each Stockholder hereby agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Legal Proceeding, derivative or otherwise, against Parent, Merger Sub or the Company or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

9. Termination.

This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Closing; (b) the date on which the Merger Agreement is terminated in accordance with its terms; (c) the Outside Date; (d) any change to the terms of the Merger without the prior written consent of each Stockholder that (i) reduces the Merger Consideration with respect to the Company Common Stock or any consideration otherwise payable with respect to the Shares beneficially owned by such Stockholder (subject to adjustments in compliance with Section 2.8 of the Merger Agreement), (ii) changes the form of consideration payable in the Merger or any consideration otherwise payable with respect to the Company Common Stock beneficially owned by such Stockholder, (iii) modifies the closing conditions set forth in Article VII of the Merger Agreement in a manner adverse to the interest of the Stockholders, (iv) modifies the definition of “Outside Date” under the Merger Agreement in a manner adverse to the interest of the Stockholders or (v) modifies Article II of the Merger Agreement in a manner adverse to the interests of the Stockholders; and (e) with respect to any Stockholder, the mutual written consent of such Stockholder and Parent to terminate this Agreement. Nothing in this Section 9 shall relieve or otherwise limit the liability of any Party for any willful and material breach of this Agreement incurred prior to such termination.

10. No Solicitation.

Subject to Section 11, each Stockholder agrees it shall not, it shall cause its Affiliates not to and it shall direct its and their respective Representatives not to, directly or indirectly, take any of the actions listed in clauses (i)—(vi) of Section 5.4(a) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). Each Stockholder shall, and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease, and cause to be terminated, any solicitations, discussions or negotiations with any Person other than Parent with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.

11. Fiduciary Duties.

Each Stockholder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by any of such Stockholder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by any Stockholder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

12. Specific Performance.

The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the Expiration Time, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 12, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement, all in accordance with the terms of this Section 12. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

13. Entire Agreement.

This Agreement (together with the Merger Agreement and any other documents and instruments executed pursuant hereto) supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. The Parties agree that (a) the representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

14. Notification of Certain Matters.

From the date hereof and through the Expiration Time, each Stockholder shall promptly deliver to Parent written notice, upon becoming aware of (a) any injunction, writ or order of any nature issued and directing that the transactions provided for herein not be consummated as herein provided or (b) any Proceeding pending or threatened with respect to the transactions contemplated hereby, in each such case if and only to the extent that such injunction, writ, order or Proceeding would cause any of the conditions set forth in Article VII of the Merger Agreement not to be satisfied at such time.

15. Notices.

All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder: (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (b) immediately upon delivery by hand; or (c) by e-mail, upon written or electronic confirmation of receipt, in each case to the intended recipient as set forth below:

If to Parent, to:

Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue, 8th Floor

Boston, Massachusetts 02210

Attn: Anna Marie Wagner; Karen Tepichin

E-mail: annamarie@ginkgobioworks.com;

ktepichin@ginkgobioworks.com

with copies (which will not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attn: Suni Sreepada

E-mail: suni.sreepada@ropesgray.com

and

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

Attn: Marko Zatylny

E-mail: marko.zatylny@ropesgray.com

If to a Stockholder, to such Stockholder’s address set forth on Exhibit A.

Any notice received by e-mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 15, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 15 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) that is two (2) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 15.

16. Miscellaneous.

(a) Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statute of limitations, without giving effect to any choice or conflict of Laws (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Consent to Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding arising out of this Agreement or the transactions contemplated hereby, for and on behalf of itself or any of its properties or assets, in accordance with Section 15 or in such other manner as may be permitted by applicable Law, and nothing in this Section 16(b) will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby; (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it shall not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of the Parties agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER AGREEMENT OR THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE MERGER AGREEMENT. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16(c).

(d) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Merger is consummated.

(e) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(f) Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by Electronic Delivery, will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

(g) Interpretation. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of a Stockholder means the actual knowledge of any officer of such Stockholder after due inquiry.

(h) Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties; provided that such prior written approval shall not be required for the assignment to an Affiliate in connection with a Transfer made in accordance with the provisions of Section 6. This Agreement will be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder unless made in connection with a Transfer or series of Transfers of all of a Stockholder’s Shares made in accordance with the provisions of Section 6. Any purported assignment of this Agreement without the consent required by this Section 16(h) is null and void.

(i) No Third-Party Beneficiaries; Non-Recourse. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

(j) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any Stockholder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

(k) No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the Parties or a presumption that the Parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

(l) Disclosure. No Stockholder shall issue any press release or otherwise make any public announcement regarding this Agreement or the transactions contemplated hereby without the prior written consent of Parent, except as may be required by applicable Law (provided that to the extent legally permitted and reasonably practicable, any such Stockholder shall provide reasonable notice of any such disclosure to Parent, other than an amendment to and report on Schedule 13D or any filing made pursuant to Section 16 of the Exchange Act solely to disclose this Agreement and report that it has been entered into). Each Stockholder consents to and hereby authorizes the Company and Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company or Parent reasonably determines to be necessary in connection with the Merger, such Stockholder’s identity and ownership of such Stockholder’s Shares, the existence of this Agreement, and the nature of such Stockholder’s commitments and obligations under this Agreement and any other information that the Company reasonably determines is required to be disclosed by Law, and such Stockholder acknowledges that the Company and Parent may, in the Company’s sole discretion, file this Agreement or a form hereof with the SEC or any other applicable Governmental Authority. Each Stockholder agrees, upon written request by Parent, to promptly provide Parent with any information it may reasonably require for the preparation of any such disclosure documents, and such Stockholder agrees to promptly notify the Company of any required corrections with respect to any information regarding this Agreement supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent that such Stockholder has become aware that any such information shall have become false or misleading in any material respect. Nothing set forth herein shall limit any disclosure by any Stockholder to its or its Affiliates’ general or limited partners on a confidential basis.

(m) Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties. By an instrument in writing, Parent, on the one hand, or any Stockholder, on the other hand, may waive compliance by the other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform. The failure or delay of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

(n) Reliance. Each Stockholder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the date first written above.

GINKGO BIOWORKS HOLDINGS, INC.

By:	/s/ Jason Kelly
Name: Jason Kelly
Title: Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the date first written above.

DATA COLLECTIVE II, L.P.

By:	/s/ Zack Bogue
Name: Zack Bogue
Title: Managing Partner

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the date first written above.

DCVC OPPORTUNITY FUND, L.P.

By:	/s/ Zack Bogue
Name: Zack Bogue
Title: Managing Partner

Exhibit A

Name and Address of Stockholder	Total Shares of Common Stock Owned
Data Collective II, L.P. 270 University Avenue Palo Alto, CA 94301	2,448,901
DCVC Opportunity Fund, L.P. 270 University Avenue Palo Alto, CA 94301	4,917,734
Total	7,366,635

ANNEX D – Voting Agreement, dated as of July 24, 2022, by and among Ginkgo Bioworks Holdings, Inc., True Ventures IV, L.P. and certain of its affiliates

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of July 24, 2022, is made and entered into by and among Ginkgo Bioworks Holdings, Inc., a Delaware corporation (“Parent”), and the stockholders of Zymergen Inc., a Delaware public benefit corporation (the “Company”), identified on Exhibit A (each, a “Stockholder” and collectively, the “Stockholders”). Parent and each Stockholder are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Company, Parent and Pepper Merger Subsidiary Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), pursuant to the terms of the Merger Agreement;

WHEREAS, each Stockholder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) Beneficially Owned (as defined below) by such Stockholder set forth across from such Stockholder’s name on Exhibit A (the “Subject Shares” and, together with any additional shares of Company Common Stock pursuant to Section 7 hereof, the “Shares”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and the Company have required that each Stockholder, and each Stockholder has (solely in its capacity as such and not as a director or fiduciary) agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions.

For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a) “Affiliate” means with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or under common control with, such Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of any Stockholder; provided, further, that, for the avoidance of doubt, any member of a Stockholder shall be deemed an Affiliate of such Stockholder; and provided, further, that an Affiliate of a Stockholder shall include any investment fund, vehicle or holding company of which such Stockholder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor, or which shares the same investment manager and/or the same investment advisor. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by Contract or otherwise.

(b) “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

(c) “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

2. Representations of the Stockholders. Each Stockholder (solely in its capacity as such and not as a director or fiduciary) represents and warrants to Parent (only as to such Stockholder and not any other Stockholder) that:

(a) Ownership of Shares. Stockholder (i) is the Beneficial Owner of all of such Stockholder’s Subject Shares free and clear of any proxy, voting restriction, adverse claim, or other Liens, other than those created by this Agreement or under applicable federal or state securities laws; and (ii) has the sole voting and sole disposition power over all of such Subject Shares. Except as expressly provided by this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which Stockholder is a party relating to the pledge, disposition, or voting of any of such Stockholder’s Subject Shares and there are no voting trusts or voting agreements with respect to such Subject Shares.

(b) Disclosure of All Shares Owned. Neither Stockholder nor any of its Affiliates Beneficially Owns any shares of Company Common Stock other than the Subject Shares set forth across from such Stockholder’s name on Exhibit A.

(c) Organization; Power and Authority; Binding Agreement. Stockholder is duly organized, validly existing and in good standing under the Laws of Delaware. Stockholder has full entity power and authority to enter into, execute, and deliver this Agreement and to perform fully such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Stockholder and assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes the legal, valid, and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally.

(d) Voting Power. Stockholder has full voting power (or the power to effect the full voting power) with respect to all such Stockholder’s Subject Shares, full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of such Stockholder’s Subject Shares. None of Stockholder’s Subject Shares are subject to any stockholders’ agreement, proxy, voting trust, or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder.

(e) No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, (i) conflict with or violate any Law applicable to such Stockholder or (ii) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of any Lien on any of such Stockholder’s Shares pursuant to, any agreement or other instrument or obligation, including organizational documents binding upon such Stockholder or any of its Shares, except for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of Stockholder to perform its obligations hereunder.

(f) No Consents. No consent, approval, order, or authorization of, or registration, declaration, or filing with, any Governmental Authority or any other Person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement, except for such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act or the HSR Act.

(g) No Litigation. As of the time of execution of this Agreement, there is no Legal Proceeding pending against, or to the knowledge of Stockholder, threatened against, Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of such Stockholder to perform such Stockholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

3. Representations of Parent. Parent represents and warrants to each Stockholder that:

(a) Organization; Power and Authority; Binding Agreement. Parent is duly organized, validly existing and in good standing under the Laws of Delaware. Parent has the requisite power and authority to execute and deliver this Agreement and to perform fully its obligations hereunder. This Agreement has been duly executed and delivered by Parent and assuming the due authorization, execution and delivery of this Agreement by each Stockholder, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

(b) No Conflict. The execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate any Law applicable to such Party; (ii) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to the terms, conditions or provisions of any material Contract to which Parent may be bound; or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent, except for such violations, conflicts, breaches defaults, terminations, accelerations or Liens that would not prevent or materially delay Parent’s performance of its obligations under this Agreement.

(c) No Governmental Authorizations. No Governmental Authorization is required on the part of Parent in connection with the execution and delivery of this Agreement, except for (i) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act and (ii) such other Governmental Authorizations the failure of which to obtain would not prevent or materially delay Parent’s performance of its obligations under this Agreement.

4. Agreement to Vote Shares.

Prior to the Expiration Time, each Stockholder (in its capacity as such) irrevocably and unconditionally agrees during the term of this Agreement, at any annual or special meeting of the Company called with respect to the following matters, and at every adjournment or postponement thereof (each, a “Covered Meeting”), to appear at any such meeting or otherwise cause such Stockholder’s Shares to be counted as present thereat for purpose of establishing a quorum, respond to each request by the Company for written consent, if any, and vote or cause the holder of record to vote such Stockholder’s Shares entitled to vote at such meeting (a) in favor of (i) approval of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement and (ii) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger and any other matters necessary for the Merger; and (b) against (i) any action, proposal, transaction, or agreement which would reasonably be expected to result in any of the conditions to the Company’s obligations to consummate the Merger set forth in Article VII of the Merger Agreement not being fulfilled, and (ii) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, Merger Sub’s or the Company’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s Organizational Documents). Any attempt by Stockholder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), such Stockholder’s Shares in contravention of this Section 4 shall be null and void ab initio. Notwithstanding the foregoing, Stockholder shall retain at all times the right to vote such Stockholder’s Shares in its sole discretion and without any other limitation on those matters other than those set forth in this Section 4 that are at any time or from time to time presented for consideration to the Company’s stockholders.

5. No Voting Trusts or Other Arrangement.

Each Stockholder agrees that during the term of this Agreement, such Stockholder will not, and will not permit any Affiliate to, deposit any of such Stockholder’s Shares in a voting trust, grant any proxies with respect to such Stockholder’s Shares, or subject any of such Stockholder’s Shares to any arrangement with respect to the voting of such Stockholder’s Shares other than agreements entered into with Parent.

6. Transfer and Encumbrance.

Each Stockholder agrees that prior to the earlier of (i) the Expiration Time and (ii) the date on which the Requisite Stockholder Approval shall have been obtained, such Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by operation of Law or otherwise) or encumber (“Transfer”) any of such Stockholder’s Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any of such Stockholder’s Shares or such Stockholder’s voting or economic interest therein. This Section 6 shall not prohibit a Transfer of the Shares by a Stockholder to an Affiliate of such Stockholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement. Any attempted Transfer of a Stockholder’s Shares or any interest therein in violation of this Section 6 shall, to the fullest extent permitted by Law, be null and void ab initio. If any involuntary Transfer of any of a Stockholder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Stockholder’s Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

7. Additional Purchases; Adjustments.

Each Stockholder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity of the Company that such Stockholder purchases, acquires the voting power or otherwise acquires Beneficial Ownership of after the execution of this Agreement and prior to the record date for any Covered Meeting shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement, and each Stockholder shall promptly notify Parent of the existence of any such after-acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement.

8. Waiver of Certain Actions.

Each Stockholder hereby agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Legal Proceeding, derivative or otherwise, against Parent, Merger Sub or the Company or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

9. Termination.

This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Closing; (b) the date on which the Merger Agreement is terminated in accordance with its terms; (c) the Outside Date; (d) any change to the terms of the Merger without the prior written consent of each Stockholder that (i) reduces the Merger Consideration with respect to the Company Common Stock or any consideration otherwise payable with respect to the Shares beneficially owned by such Stockholder (subject to adjustments in compliance with Section 2.8 of the Merger Agreement), (ii) changes the form of consideration payable in the Merger or any consideration otherwise payable with respect to the Company Common Stock beneficially owned by such Stockholder, (iii) modifies the closing conditions set forth in Article VII of the Merger Agreement in a manner adverse to the interest of the Stockholders, (iv) modifies the definition of “Outside Date” under the Merger Agreement in a manner adverse to the interest of the Stockholders or (v) modifies Article II of the Merger Agreement in a manner adverse to the interests of the Stockholders; and (e) with respect to any Stockholder, the mutual written consent of such Stockholder and Parent to terminate this Agreement. Nothing in this Section 9 shall relieve or otherwise limit the liability of any Party for any willful and material breach of this Agreement incurred prior to such termination.

10. No Solicitation.

Subject to Section 11, each Stockholder agrees it shall not, it shall cause its Affiliates not to and it shall direct its and their respective Representatives not to, directly or indirectly, take any of the actions listed in clauses (i)—(vi) of Section 5.4(a) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). Each Stockholder shall, and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease, and cause to be terminated, any solicitations, discussions or negotiations with any Person other than Parent with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.

11. Fiduciary Duties.

Each Stockholder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by any of such Stockholder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by any Stockholder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

12. Specific Performance.

The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the Expiration Time, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 12, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement, all in accordance with the terms of this Section 12. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

13. Entire Agreement.

This Agreement (together with the Merger Agreement and any other documents and instruments executed pursuant hereto) supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. The Parties agree that (a) the representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

14. Notification of Certain Matters.

From the date hereof and through the Expiration Time, each Stockholder shall promptly deliver to Parent written notice, upon becoming aware of (a) any injunction, writ or order of any nature issued and directing that the transactions provided for herein not be consummated as herein provided or (b) any Proceeding pending or threatened with respect to the transactions contemplated hereby, in each such case if and only to the extent that such injunction, writ, order or Proceeding would cause any of the conditions set forth in Article VII of the Merger Agreement not to be satisfied at such time.

15. Notices.

All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder: (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (b) immediately upon delivery by hand; or (c) by e-mail, upon written or electronic confirmation of receipt, in each case to the intended recipient as set forth below:

If to Parent, to:

Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue, 8th Floor

Boston, Massachusetts 02210

Attn: Anna Marie Wagner; Karen Tepichin E-mail: annamarie@ginkgobioworks.com;

ktepichin@ginkgobioworks.com

with copies (which will not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attn: Suni Sreepada

E-mail: suni.sreepada@ropesgray.com

and

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

Attn: Marko Zatylny

E-mail: marko.zatylny@ropesgray.com

If to a Stockholder, to such Stockholder’s address set forth on Exhibit A.

Any notice received by e-mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this

Section 15, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 15 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) that is two (2) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 15.

16. Miscellaneous.

(a) Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statute of limitations, without giving effect to any choice or conflict of Laws (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Consent to Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding arising out of this Agreement or the transactions contemplated hereby, for and on behalf of itself or any of its properties or assets, in accordance with Section 15 or in such other manner as may be permitted by applicable Law, and nothing in this Section 16(b) will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby; (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it shall not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of the Parties agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER AGREEMENT OR THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE MERGER AGREEMENT. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16(c).

(d) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Merger is consummated.

(e) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(f) Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by Electronic Delivery, will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

(g) Interpretation. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of a Stockholder means the actual knowledge of any officer of such Stockholder after due inquiry.

(h) Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties; provided that such prior written approval shall not be required for the assignment to an Affiliate in connection with a Transfer made in accordance with the provisions of Section 6. This Agreement will be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder unless made in connection with a Transfer or series of Transfers of all of a Stockholder’s Shares made in accordance with the provisions of Section 6. Any purported assignment of this Agreement without the consent required by this Section 16(h) is null and void.

(i) No Third-Party Beneficiaries; Non-Recourse. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

(j) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any Stockholder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

(k) No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the Parties or a presumption that the Parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

(l) Disclosure. No Stockholder shall issue any press release or otherwise make any public announcement regarding this Agreement or the transactions contemplated hereby without the prior written consent of Parent, except as may be required by applicable Law (provided that to the extent legally permitted and reasonably practicable, any such Stockholder shall provide reasonable notice of any such disclosure to Parent, other than an amendment to and report on Schedule 13D or any filing made pursuant to Section 16 of the Exchange Act solely to disclose this Agreement and report that it has been entered into). Each Stockholder consents to and hereby authorizes the Company and Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company or Parent reasonably determines to be necessary in connection with the Merger, such Stockholder’s identity and ownership of such Stockholder’s Shares, the existence of this Agreement, and the nature of such Stockholder’s commitments and obligations under this Agreement and any other information that the Company reasonably determines is required to be disclosed by Law, and such Stockholder acknowledges that the Company and Parent may, in the Company’s sole discretion, file this Agreement or a form hereof with the SEC or any other applicable Governmental Authority. Each Stockholder agrees, upon written request by Parent, to promptly provide Parent with any information it may reasonably require for the preparation of any such disclosure documents, and such Stockholder agrees to promptly notify the Company of any required corrections with respect to any information regarding this Agreement supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent that such Stockholder has become aware that any such information shall have become false or misleading in any material respect. Nothing set forth herein shall limit any disclosure by any Stockholder to its or its Affiliates’ general or limited partners on a confidential basis.

(m) Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties. By an instrument in writing, Parent, on the one hand, or any Stockholder, on the other hand, may waive compliance by the other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform. The failure or delay of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

(n) Reliance. Each Stockholder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the date first written above.

GINKGO BIOWORKS HOLDINGS, INC.

By:	/s/ Jason Kelly
	Name:	Jason Kelly
	Title:	Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the date first written above.

TRUE VENTURES IV L.P. for itself and as
Nominee for True Ventures IV-A, L.P. By: True Venture Partners IV, L.L.C. Its: General Partner

By:	/s/ James G. Stewart
Name: James G. Stewart
Title: COO

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the date first written above.

TRUE VENTURES SELECT I L.P. By: True Venture Partners I, L.L.C. Its: General Partner

By:	/s/ James G. Stewart
Name: James G. Stewart
Title: COO

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the date first written above.

TRUE VENTURES SELECT II L.P. By: True Venture Partners Select II, L.L.C. Its: General Partner

By:	/s/ James G. Stewart
Name: James G. Stewart
Title: COO

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the date first written above.

TRUE VENTURES SELECT III LP. By: True Venture Partners Select III, L.L.C. Its: General Partner

By:	/s/ James G. Stewart
Name: James G. Stewart
Title: COO

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the date first written above.

TRUE VENTURES SELECT IV LP. By: True Venture Partners Select IV, L.L.C. Its: General Partner

By:	/s/ James G. Stewart
Name: James G. Stewart
Title: COO

[Signature Page to Voting Agreement]

Exhibit A

Name and Address of Stockholder	Total Shares of Common Stock Owned
True Ventures IV L.P. 575 High Street Suite 400 Palo Alto, CA 94301	2,659,857
True Ventures IV-A L.P. 575 High Street Suite 400 Palo Alto, CA 94301	364,929
True Ventures Select I L.P. 575 High Street Suite 400 Palo Alto, CA 94301	930,790
True Ventures Select II L.P. 575 High Street Suite 400 Palo Alto, CA 94301	706,563
True Ventures Select III LP. 575 High Street Suite 400 Palo Alto, CA 94301	1,463,333
True Ventures Select IV L.P. 575 High Street Suite 400 Palo Alto, CA 94301	1,152,734
Total	7,278,206

ANNEX E – Opinion of Cowen and Company, LLC

July 24, 2022

Board of Directors

Zymergen Inc.

5980 Horton Street, Suite 105

Emeryville, CA 94608

Members of the Board:

In your capacity as members of the Board of Directors (the “Board of Directors”) of Zymergen Inc. (the “Company”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), other than holders of Owned Company Shares (as defined in the Agreement), of the Exchange Ratio (as defined below) to be received by the stockholders of the Company pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 24, 2022 (the “Agreement”), by and among Ginkgo Bioworks Holdings, Inc. (“Acquirer”), Pepper Merger Subsidiary Inc. (“Merger Sub”) and the Company.

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, Merger Sub will be merged with and into the Company (the “Transaction”) and each issued and outstanding share of Company Common Stock, other than Owned Company Shares, will be converted into the right to receive 0.9179 of a share of Class A common stock, par value $0.0001 per share (“Acquirer Common Stock”), of Acquirer (the “Exchange Ratio”).

Cowen and Company, LLC (“we” or “Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company and Acquirer and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will receive a fee for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, Cowen has served as a book-running manager for the Company’s initial public offering and has received fees for the rendering of such services. In the two years preceding the date of this Opinion, Cowen has served as capital markets advisor to Soaring Eagle Acquisition Corp. (“Soaring Eagle”) in connection with Acquirer’s merger with Soaring Eagle and has received fees for the rendering of such services. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company and Acquirer and may receive fees for the rendering of such services.

Cowen and Company, LLC

599 Lexington Avenue, 20th Floor

New York, NY 10022

T 646 562 1010

www.cowen.com

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	the Agreement;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by management of the Company;

•	certain publicly available financial and other information for Acquirer;

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company prepared by the management of the Company (the “Company Forecasts”);

•	consensus estimates and financial projections in Wall Street analyst reports (together, “Wall Street Projections”) for each of the Company and Acquirer;

•

discussions we have had with certain members of the managements of the Company concerning the historical and current business operations, financial conditions and prospects of the Company and such other matters we deemed relevant;

•	certain operating results of the Company as compared to the operating results of certain publicly traded companies we deemed relevant;

•	certain financial and stock market information for the Company and Acquirer as compared with similar information for certain publicly traded companies we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Acquirer. We have further relied upon the Company’s representation that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such Company Forecasts and the Wall Street Projections utilized in our analyses provide a reasonable basis for our Opinion. We express no opinion as to the Company Forecasts, the Wall Street Projections or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware of after the date hereof.

We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Acquirer or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Agreement or the Transaction, as to which we have assumed that the Company and the Board of Directors of the Company have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of the Company, other than holders of Owned Company Shares. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including the fairness or other implication of the Exchange Ratio or the Transaction to the interests of those materially affected by the Transaction (including customers, employees, partners, and the communities in which the Company operates), or the public benefit or benefits identified in the Company’s certificate of incorporation. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors of the Company in its consideration of the financial terms of the Transaction. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which the Company is required to file under the Securities Exchange Act of 1934, as amended. Our Opinion does not constitute a recommendation to any stockholder or any other person as to how to vote with respect to the Transaction or to take any other action in connection with the Transaction or otherwise. We are not expressing any opinion as to what the value, price or trading range of the shares of Acquirer Common Stock actually will be following the consummation of the Transaction. We have not been requested to opine as to, and our Opinion does not in any manner address, the value of Acquirer or of the shares of Acquirer Common Stock to be issued to the holders of Common Stock in the Transaction. We have not been requested to opine as to, and our Opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio to be received by the stockholders of the Company in the Transaction is fair, from a financial point of view, to the stockholders of the Company (other than holders of Owned Company Shares).

Very truly yours,

/s/ COWEN AND COMPANY, LLC